Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235695

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

January 15, 2020

Dear Aytu BioScience, Inc. Stockholders and Innovus Pharmaceuticals, Inc. Stockholders:

On behalf of the boards of directors of Aytu BioScience, Inc. (“Aytu”) and Innovus Pharmaceuticals, Inc. (“Innovus”), we are pleased to enclose the joint proxy statement/prospectus relating to the merger of Innovus with a wholly-owned subsidiary of Aytu, which is referred to herein as the merger, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 12, 2019, as it may be amended from time to time, which is referred to herein as the merger agreement, among Aytu, Aytu Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aytu, which is referred to herein as Merger Sub, and Innovus. The accompanying joint proxy statement/prospectus is dated January 15, 2020 and is first being mailed to Aytu stockholders and Innovus stockholders on or about January 21, 2020.

Innovus stockholders as of January 13, 2020, are entitled to assert dissenters’ rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes with respect to the Merger. A copy of Sections 92A.300 to 92A.500 is attached as Annex H to the accompanying joint proxy statement/prospectus.

If the merger is completed, Innovus stockholders immediately prior to the completion of the merger will be entitled to receive: (1) their proportionate share of Aytu common stock to be issued at closing, having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) for each share of Innovus stock, one non-transferrable contingent value right (a “CVR”) representing the right to receive certain payments in the form of additional shares of Aytu common stock and/or cash if specified revenue and profitability milestones are achieved, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” In addition, holders of certain Innovus warrants who accept Aytu’s offer to exchange those warrants will receive shares of Series H Preferred Stock of Aytu, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Treatment of Innovus Warrants.” Based on the closing price of a share of Aytu common stock on January 9, 2020, the most recent trading day prior to the date of the accompanying joint proxy statement/prospectus for which this information was available, the merger consideration represented approximately $0.98 in value per share of Innovus common stock (without considering any potential CVR payout or any deductions from the merger consideration provided for in the merger agreement). The value of the consideration to be received by Innovus stockholders will fluctuate with changes in the price of the shares of Aytu common stock. In addition, the merger consideration to be received by Innovus stockholders will be reduced by certain deductions from the merger consideration provided for in the merger agreement. We urge you to obtain current market quotations for shares of Aytu common stock and shares of Innovus common stock. Shares of Aytu common stock are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AYTU” and shares of Innovus common stock are traded on the OTCQB Marketplace (“OTC”) under the symbol “INNV.”

In connection with the merger, Aytu stockholders are cordially invited to attend a special meeting of the stockholders of Aytu to be held on February 13, 2020 at Aytu’s corporate office located at 373 Inverness Pkwy, Suite 206, Englewood, Colorado 80112, at 10:00 a.m., Mountain Time, and Innovus stockholders are cordially invited to attend a special meeting of the stockholders of Innovus to be held at the Hyatt House San Diego, located at 10044 Pacific Mesa Boulevard, San Diego, California 92121 on February 13, 2020, at 8:00 a.m., Pacific Time.

Your vote is very important, regardless of the number of shares you own. We cannot complete the merger and the merger consideration will not be paid unless (i) Aytu stockholders approve the issuance of shares of Aytu common stock, the issuance of the CVRs, the payment of the contingent consideration underlying the CVRs and the issuance of the Aytu Series H Preferred Stock in exchange for certain outstanding warrants previously issued by Innovus, each in connection with the merger, which is referred to herein as the merger consideration, and (ii) Innovus stockholders adopt the merger agreement. Approval of the merger consideration by Aytu stockholders requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Adoption of the merger agreement by Innovus stockholders requires the affirmative vote of holders of at least a majority of the outstanding shares of Innovus common stock entitled to vote thereon.

At the special meeting of the stockholders of Aytu, Aytu stockholders will be asked to vote on (i) a proposal to approve the merger consideration, (ii) a proposal to approve an amendment to the Aytu BioScience, Inc. 2015 Stock Option and Incentive Plan (the “Aytu Incentive Plan”) to increase the number of shares reserved for issuance under the plan by 2,000,000 shares, (iii) a proposal to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology and (iv) a proposal to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

Aytu’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the merger consideration, are advisable, fair to and in the best interests of Aytu and its stockholders and unanimously recommends that Aytu stockholders vote (i) “FOR” the approval of the merger consideration, (ii) “FOR” the approval of the amendment to the Aytu Incentive Plan, (iii) “FOR” ratification of the bylaw amendment and (iv) “FOR” the approval of the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

At the special meeting of the stockholders of Innovus, Innovus stockholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to ratify the appointment of Hall & Company, Inc., an independent registered public accounting firm, as our independent auditors for the fiscal year ending December 31, 2020 and (iii) a proposal to approve the adjournment from time to time of the Innovus special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof.

Innovus’ board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Innovus and its stockholders and unanimously recommends that Innovus stockholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the ratification of the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ending December 31, 2020 and (iii) “FOR” the approval of the adjournment from time to time of the Innovus special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof.

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the merger. Based on the number of shares of Aytu common stock to be immediately issued to Innovus stockholders upon closing of the merger and the number of shares of Aytu common stock outstanding as of January 15, 2020, it is expected that, immediately after completion of the merger, Aytu stockholders are expected to own approximately 81.3% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 18.7% of the outstanding shares of Aytu common stock (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Aytu and Innovus stockholders should be aware, however, that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation.

The accompanying joint proxy statement/prospectus provides important information regarding the Aytu and Innovus special meetings and a detailed description of the merger agreement, the merger, the issuance of shares of Aytu common stock, CVRs and Series H Preferred Stock in the merger, the issuance of shares of Aytu common stock underlying the CVRs, the amendment to the Aytu Incentive Plan, and the adjournment proposals. We urge you to read carefully and in its entirety the accompanying joint proxy statement/prospectus (including the annexes and any documents incorporated by reference into the accompanying joint proxy statement/prospectus). Please pay particular attention to the section entitled “Risk Factors” beginning on page 26 of the accompanying joint proxy statement/prospectus. You can also obtain information about Aytu and Innovus from documents that Aytu and Innovus previously have filed with the U.S. Securities and Exchange Commission.

For a discussion of the material U.S. federal income tax consequences of the merger, see “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 172 of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend your company’s special meeting, the details of which are described in the accompanying joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope so that your shares may be represented at the applicable special meeting.

If Aytu stockholders have any questions or require assistance in voting their shares of Aytu common stock, they should contact Aytu’s proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

If Innovus stockholders have any questions or require assistance in voting their shares of Innovus common stock, they should contact Innovus’ proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

We hope to see you at the applicable special meeting and look forward to the successful completion of the merger.

On behalf of the boards of directors of Aytu and Innovus, thank you for your consideration and continued support.

Sincerely,	Sincerely,
/s/ Joshua R. Disbrow	/s/ Bassam Damaj
Joshua R. Disbrow	Bassam Damaj, Ph.D.
Chairman and Chief Executive Officer of Aytu	Chairman, President and Chief Executive Officer and of Innovus

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
(720) 437-6580

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF AYTU BIOSCIENCE, INC.
TO BE HELD ON February 13, 2020
10:00 A.M., MOUNTAIN TIME

To the Stockholders of Aytu BioScience, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Aytu BioScience, Inc., a Delaware corporation, which is referred to in this notice as Aytu, will be held at Aytu’s corporate office located at 373 Inverness Pkwy, Suite 206, Englewood, Colorado 80112, at 10:00 a.m., Mountain Time, for the following purposes:

1.      to consider and vote on a proposal to approve, as required by Nasdaq Listing Rules 5635(a) and 5635(b), the consideration to be delivered by Aytu in connection with the merger, comprised of the (i) issuance of shares of Aytu common stock, par value $0.0001 per share, which is referred to as Aytu common stock, (ii) payment of cash in lieu of the issuance of fractional shares of Aytu common stock, (iii) issuance of contingent value rights, which are referred to as CVRs, (iv) payments under the CVRs in the form of additional shares of Aytu common stock and/or cash if specified revenue and profitability milestones are achieved and (v) issuance of Series H Preferred Stock of Aytu to holders of certain Innovus warrants that accept Aytu’s offer to exchange those warrants for such shares of Series H Preferred Stock of Aytu in lieu of cash-out rights, all of which is referred to collectively as the merger consideration;

2.      to consider and vote on a proposal to approve an amendment to the Aytu BioScience, Inc. 2015 Stock Option and Incentive Plan (the “Aytu Incentive Plan”) to increase the number of shares reserved for issuance under the plan by 2,000,000 shares;

3.      to consider and vote on a proposal to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology; and

4.      to consider and vote on a proposal to approve the adjournment from time to time of the special meeting of stockholders of Aytu, which is referred to in this notice as the Aytu special meeting, if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

Pursuant to Innovus’s Bylaw Section 2.4(b), notice is hereby given that Innovus stockholders as of January 13, 2020 are entitled to assert dissenters’ rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes with respect to the Merger. A copy of Sections 92A.300 to 92A.500 is attached as Annex H to the accompanying joint proxy statement/prospectus.

Aytu’s board of directors has fixed the close of business on January 13, 2020 as the record date for the determination of the stockholders entitled to vote at the Aytu special meeting or any adjournment or postponement thereof. Only stockholders of record at the record date are entitled to notice of, and to vote at, the Aytu special meeting or any adjournment or postponement thereof. Aytu anticipates commencing its solicitation of proxies on or about January 23, 2020. All stockholders of record as of that date are cordially invited to attend the special meeting in person.

Your vote is very important, regardless of the number of shares of Aytu common stock that you own. Approval of (i) the merger consideration, including the issuance of shares of Aytu common stock, the CVRs, the payments under the CVRs in cash or shares of Aytu common stock, and the shares of Series H Preferred Stock in connection with the merger, (ii) the amendment to the Aytu Incentive Plan and (iii) ratification of the bylaw amendment require the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote (whether or not a quorum is present).

Aytu’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the payment of the merger consideration, including the issuance of shares of Aytu common stock, the CVRs, the shares of Aytu common stock underlying the CVRs and the shares of Series H Preferred Stock issuable upon exchange of certain outstanding common stock purchase warrants previously issued by Innovus, each in connection with the merger, and the amendment to the Aytu Incentive Plan are advisable, fair to and in the best interests of Aytu and its stockholders and unanimously recommends that Aytu stockholders vote (i) “FOR” the approval of the merger consideration, including the issuance of shares of Aytu common stock, the CVRs, the shares of Aytu common stock underlying the CVRs and the shares of Aytu Series H Preferred Stock in connection the merger (ii) “FOR” the approval of the amendment to the Aytu Incentive Plan (iii) “FOR” ratification of the Amended and Restated Bylaws of Aytu and (iv) “FOR” the approval of the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

By Order of the Board of Directors,
/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chairman of the Board of Directors and Chief Executive Officer
Englewood, Colorado
January 15, 2020

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE AYTU SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED AYTU PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE AYTU SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES OF AYTU COMMON STOCK AT THE AYTU SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE AYTU SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Aytu common stock you hold directly in your name through our transfer agent, Issuer Direct Corporation, by (i) signing another proxy card with a later date and delivering it to our Corporate Secretary at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112 before the date of the Aytu special meeting, (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m., Eastern Time, on February 12, 2020, or (iii) attending the Aytu special meeting in person and voting your shares of Aytu common stock at the Aytu special meeting. If your shares of Aytu common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

The accompanying joint proxy statement/prospectus contains a detailed description of the merger, the merger agreement and the other matters to be considered at the meeting. We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the merger agreement, the merger, the merger consideration, the issuance of shares of Aytu common stock, the CVRs, the shares of Aytu common stock underlying the CVRs, or the shares of Aytu Series H Preferred Stock in connection with the merger, the amendment to the Aytu Incentive Plan, the adjournment proposal, the Aytu special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Aytu common stock, please contact David Green, Aytu’s Chief Financial Officer, at (720) 437-6580.

INNOVUS PHARMACEUTICALS, INC.
8845 Rehco Road
San Diego, CA 92121

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
INNOVUS PHARMACEUTICALS, INC.
TO BE HELD ON February 13, 2020
8:00 A.M., PACIFIC TIME

To the Stockholders of Innovus Pharmaceuticals, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Innovus Pharmaceuticals, Inc., a Nevada corporation, which is referred to in this notice as Innovus, will be held at the Hyatt House San Diego, located at 10044 Pacific Mesa Boulevard, San Diego, California 92121 on February 13, 2020, at 8:00 a.m., Pacific Time, for the following purposes:

1.      to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of September 12, 2019, as it may be amended from time to time, among Aytu BioScience, Inc., Aytu Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aytu, and Innovus, pursuant to which Merger Sub will be merged with and into Innovus with Innovus surviving the merger as a wholly-owned subsidiary of Aytu (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus); and

2.      to ratify the appointment of Hall & Company, Inc., an independent registered public accounting firm, as our independent auditors for the fiscal year ending December 31, 2020; and

3.      to consider and vote on a proposal to approve the adjournment from time to time of the special meeting of stockholders of Innovus, which is referred to in this notice as the Innovus special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof.

The holders of record of shares of Innovus common stock, par value $0.001 per share, which are referred to in this notice as shares of Innovus common stock, at the close of business on January 13, 2020 are entitled to notice of and to vote at the Innovus special meeting or any adjournment or postponement thereof. Innovus anticipates commencing its solicitation of proxies on or about January 23, 2020. Innovus will continue to solicit proxies until the date of the Innovus special meeting.

Adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Innovus common stock outstanding and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes present at the Innovus special meeting by holders of shares of Innovus common stock (whether or not a quorum, as defined under Innovus’ bylaws, is present).

Innovus stockholders have the right to dissent from the merger and obtain payment of the fair value of their shares of Innovus common stock under the Nevada Revised Statutes, NRS 92A.300 through 92A.500. A copy of the provisions regarding dissenters’ rights is attached as Annex H to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Dissenters’ Rights for Innovus Stockholders” beginning on page 170 of this joint proxy statement/prospectus.

Innovus’ board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Innovus and its stockholders and unanimously recommends that Innovus stockholders vote (i) “FOR” the proposal to adopt the merger agreement (ii) “FOR” the ratification of the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ending December 31, 2020 and (iii) “FOR” the proposal to approve the adjournment from time to time of the Innovus special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,
/s/ Bassam Damaj
Bassam Damaj, Ph.D.
Chairman of the Board of Directors, President and Chief Executive Officer
San Diego, California
January 15, 2020

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE INNOVUS SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED INNOVUS PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE INNOVUS SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE INNOVUS SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE INNOVUS SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Innovus common stock you hold directly in your name through our transfer agent, Issuer Direct Corporation, by (i) signing another proxy card with a later date and delivering it to Innovus’ Corporate Secretary at Innovus’ principal executive offices, located at 8845 Rehco Road, San Diego, CA 92121 before the date of the Innovus special meeting, (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m., Eastern Time, on February 12, 2020, or (iii) attending the Innovus special meeting in person and voting your shares of Innovus common stock at the Innovus special meeting. If your shares of Innovus common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Innovus cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement and the other closing conditions specified in the merger agreement are met or waived. Because adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of shares of Innovus common stock outstanding and entitled to vote thereon, an Innovus stockholder’s abstention from voting, the failure of an Innovus stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of an Innovus stockholder to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the merger agreement, the merger, the vote on the merger agreement, the adjournment proposal, the Innovus special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Innovus common stock, please contact Randy Berholtz, Executive Vice President, Corporate Development and General Counsel, at (858) 964-5123.

ADDITIONAL INFORMATION

If you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact The Proxy Advisory Group, LLC, by telephone at (212) 616-2180. You will not be charged for any of these documents that you request.

To obtain timely delivery of such requested documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you are an Aytu stockholder and would like to request documents from Aytu, please contact David Green, Aytu’s Chief Financial Officer, by February 6, 2020 in order to receive them before the Aytu special meeting. If you are an Innovus stockholder and would like to request documents from Innovus, please contact Randy Berholtz, Executive Vice President, Corporate Development and General Counsel of Innovus by February 6, 2020 in order to receive them before the Innovus special meeting.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS	1
SUMMARY	17
RISK FACTORS	26
RISK FACTORS RELATING TO AYTU	37
RISK FACTORS RELATING TO INNOVUS	68
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AYTU	81
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INNOVUS	82
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA	84
CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	85
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	89
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	94
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	95
INFORMATION ABOUT AYTU AND MERGER SUB	97
INFORMATION ABOUT INNOVUS	121
SPECIAL MEETING OF STOCKHOLDERS OF AYTU	145
SPECIAL MEETING OF STOCKHOLDERS OF INNOVUS	149
INNOVUS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND AYTU PROPOSAL I: APPROVAL OF THE MERGER CONSIDERATION	154
THE MERGER AGREEMENT	178
INTERESTS OF INNOVUS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	195
INNOVUS NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE COMPENSATION	198
INTERESTS OF AYTU’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	203
INNOVUS PROPOSAL II: RATIFICATION OF THE APPOINTMENT OF HALL & COMPANY, INC. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020	205
INNOVUS PROPOSAL III: ADJOURNMENT OF THE INNOVUS SPECIAL MEETING	207
AYTU PROPOSAL II: APPROVAL OF THE AMENDMENTS TO THE 2015 STOCK OPTION AND INCENTIVE PLAN	208
AYTU PROPOSAL III: Ratification of the Decision of Aytu’s board of directors to Amend AND RESTATE Aytu’s Bylaws to Allow for Virtual Meetings of stockholders	217
AYTU PROPOSAL IV: ADJOURNMENT OF THE AYTU SPECIAL MEETING	218
DESCRIPTION OF AYTU CAPITAL STOCK	219
DESCRIPTION OF THE CVRS	228
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AYTU	232
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF INNOVUS	234
COMPARISON OF STOCKHOLDER RIGHTS	235
LEGAL MATTERS	244
EXPERTS	244
FUTURE STOCKHOLDER PROPOSALS	244
WHERE YOU CAN FIND MORE INFORMATION	245
ANNEX A AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B CONTINGENT VALUE RIGHTS AGREEMENT	B-1
ANNEX C FAIRNESS OPINION	C-1
ANNEX D CERTIFICATE OF INCORPORATION OF AYTU BIOSCIENCE, INC.	D-1
ANNEX E AMENDED AND RESTATED BYLAWS OF AYTU BIOSCIENCE, INC.	E-1
ANNEX F CERTIFICATE OF AMENDED AND RESTATED ARTICLES OF INCORPORATION OF INNOVUS PHARMACEUTICALS, INC.	F-1
ANNEX G AMENDED AND RESTATED BYLAWS OF INNOVUS PHARMACEUTICALS, INC.	G-1
ANNEX H Nevada Revised Statutes	H-1
ANNEX I AYTU BIOSCIENCE, INC. 2015 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED	I-1
ANNEX J FINANCIAL STATEMENTS	J-1

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you, as a stockholder of Aytu BioScience, Inc., which is referred to in this joint proxy statement/prospectus as Aytu, or a stockholder of Innovus Pharmaceuticals, Inc., which is referred to in this joint proxy statement/prospectus as Innovus, may have regarding the merger agreement, the merger, the merger consideration (including the issuance of shares of Aytu common stock, the CVRs, the shares of Aytu common stock underlying the CVRs and the shares of Series H Preferred stock), the amendment to the Aytu Incentive Plan, the ratification of the Aytu bylaw amendment, the Aytu adjournment proposal, the Innovus adjournment proposal and the special meetings as well as brief answers to those questions. You are urged to read carefully this joint proxy statement/prospectus, including all documents incorporated by reference into this joint proxy statement/prospectus, and its annexes, in their entirety because this section may not provide all of the information that is important to you with respect to the merger agreement, the merger, the merger consideration, the Aytu adjournment proposal, the Innovus adjournment proposal and the special meetings. Additional important information is contained in the annexes to this joint proxy statement/prospectus.

Q:     Why am I receiving this document and why am I being asked to vote on the merger agreement?

A:     Aytu and Innovus have agreed to a merger, which is referred to in this joint proxy statement/prospectus as the merger, pursuant to which Innovus will become a wholly-owned subsidiary of Aytu and will no longer be a publicly traded corporation. Following the merger, Innovus common stock will be removed from the OTCQB Marketplace, which is referred to in this joint proxy statement/prospectus as OTC, and deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act, and Innovus will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC, in respect of Innovus common stock. In order to complete the merger, holders of Aytu common stock must approve the merger consideration, including the issuance of shares of Aytu common stock, contingent value rights and shares of Aytu common stock underlying the contingent value rights to Innovus stockholders in the merger, as well as the issuance of shares of Aytu Series H Preferred Stock to certain warrant holders of Innovus, which issuances are referred to collectively in this joint proxy statement/prospectus as the Equity Issuances, and Innovus stockholders must vote to adopt the Agreement and Plan of Merger, dated as of September 12, 2019, among Aytu, Innovus and Aytu Acquisition Sub, Inc., a wholly-owned subsidiary of Aytu, which is referred to in this joint proxy statement/prospectus as Merger Sub. The merger agreement, as it may be amended from time to time, is referred to in this joint proxy statement/prospectus as the merger agreement.

Aytu Stockholders

Aytu is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Aytu special meeting, in order to obtain the stockholder approval necessary to approve the merger consideration, including the Equity Issuances. Approval of the merger consideration requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Aytu stockholders will also be asked to approve a proposal to amend the Aytu BioScience, Inc. 2015 Stock Option and Incentive Plan (the “Aytu Incentive Plan”) to increase the number of shares reserved for issuance under the plan by 2,000,000 shares, which amendment is referred to in this joint proxy statement/prospectus as the amendment to the Aytu Incentive Plan. Approval of the amendment to the Aytu Incentive Plan requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Aytu stockholders will also be asked to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology. Ratification of the Amended and Restated Bylaws of Aytu requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. While this ratification vote is not binding on Aytu or its board of directors, the board of directors will consider the outcome of the vote when making the final determination whether to implement virtual meetings. A majority of the votes cast means that the number of votes cast “FOR” the proposal must exceed the number of votes cast “AGAINST” the proposal. Aytu stockholders will also be asked to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders, , which is referred to in this joint proxy statement/prospectus as the Aytu adjournment proposal. Approval of the Aytu adjournment proposal requires the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote (whether or not a quorum is present). A majority of the votes present means that the number of votes cast “FOR” the adjournment proposal must exceed the number of votes cast “AGAINST” and ABSTENTIONS. It is important that Aytu’s stockholders vote their shares of Aytu common stock on each of these matters, regardless of the number of shares owned.

Innovus Stockholders

Innovus is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Innovus special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Innovus common stock entitled to vote thereon. Innovus stockholders will also be asked to approve the adjournment from time to time of the Innovus special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof, which is referred to in this joint proxy statement/prospectus as the Innovus adjournment proposal. Approval of the Innovus adjournment proposal requires the affirmative vote of a majority of the votes present at the Innovus special meeting by holders of shares of Innovus common stock entitled to vote (whether or not a quorum is present). It is important that Innovus’ stockholders vote their shares of Innovus common stock on each of these matters, regardless of the number of shares owned.

This document is being delivered to you as both a joint proxy statement of Aytu and Innovus and a prospectus of Aytu in connection with the merger and the Equity Issuances. This document is the proxy statement by which the Aytu board of directors, which is referred to in this joint proxy statement/prospectus as the Aytu Board, is soliciting proxies from Aytu stockholders to vote at the Aytu special meeting, or at any adjournment or postponement of the Aytu special meeting, on the approval of the Equity Issuances, the approval of the amendment to the Aytu Incentive Plan and the approval of the Aytu adjournment proposal. In addition, this document is the prospectus of Aytu pursuant to which Aytu will issue shares of Aytu common stock, the contingent value rights, which are referred to in this joint proxy statement/prospectus as the CVRs, and the shares of Aytu common stock underlying the CVRs to Innovus stockholders, as well as the issuance of shares of Aytu Series H Preferred Stock to certain warrant holders of Innovus, as part of the merger consideration, as described under “The Merger Agreement — Merger Consideration” beginning on page 179 of this joint proxy statement/prospectus. This document is also the proxy statement by which the Innovus board of directors, which is referred to in this joint proxy statement as the Innovus Board, is soliciting proxies from Innovus stockholders to vote at the Innovus special meeting, or at any adjournment or postponement of the Innovus special meeting, on the adoption of the merger agreement and the approval of the Innovus adjournment proposal.

Q:     Who is entitled to vote at the Innovus special meeting?

A:     All holders of shares of Innovus common stock who held shares at the record date for the Innovus special meeting (the close of business on January 13, 2020) are entitled to receive notice of, and to vote at, the Innovus special meeting. As of the close of business on January 9, 2020, there were 3,204,401 shares of Innovus common stock outstanding. Each holder of shares of Innovus common stock is entitled to one vote for each share of Innovus common stock owned at the record date.

Q:     Who is entitled to vote at the Aytu special meeting?

A:     All holders of shares of Aytu common stock who held shares at the record date for the Aytu special meeting (the close of business on January 13, 2020) are entitled to receive notice of, and to vote at, the Innovus special meeting. As of the close of business on January 9, 2020, there were 20,733,052 shares of Aytu common stock outstanding. Each holder of shares of Aytu common stock is entitled to one vote for each share of Aytu common stock owned at the record date.

Q:     What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:     If your shares are registered directly in your name with Aytu’s or Innovus’ transfer agent, you are considered, with respect to those shares, a “stockholder of record.” If you are a stockholder of record, you have the right to vote in person at the meeting.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name. In that case, these proxy materials have been forwarded to you by your broker, bank, or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares.

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. When a broker, bank, or other nominee has discretion to vote on one or more proposals at a meeting but does not have discretion to vote on other matters at the meeting, the broker, bank, or other nominee will inform the inspector of election that it does not have the authority to vote on the “non-discretionary” matters with respect to shares held for beneficial owners which did not provide voting instructions with respect to the “non-discretionary” matters. This situation is commonly referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of establishing a quorum to conduct business at the meeting, but not for determining the number of shares voted FOR, AGAINST, or ABSTAIN with respect to any matters.

In the absence of timely directions, your broker will have discretion to vote your shares on “discretionary” matters, including the approval of the Aytu bylaw amendment ratification and adjournment proposal and the Innovus adjournment proposal. Your broker will not have discretion to vote on the adoption of the merger agreement, the approval of the merger consideration or the amendment to the Aytu Incentive Plan, which are “non-discretionary” matters, absent direction from you.

Q:     Is my vote important?

A:     Yes, your vote is very important. If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the meeting. In addition, for Innovus stockholders, an abstention from voting or a failure to vote will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Because the adoption of the merger agreement (a) requires the approval of a majority of the outstanding shares of Innovus common stock and (b) is a “non-discretionary” matter, broker non-votes will have the same effect as a vote “AGAINST” the adoption of the merger agreement. An Innovus stockholder’s abstention from voting on the Innovus adjournment proposal will have the same effect as a vote “AGAINST” the approval of the Innovus adjournment proposal. The approval of the Innovus adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Innovus adjournment proposal.

An Aytu stockholder’s abstention from voting on the merger consideration, the amendment to the Aytu Incentive Plan or the ratification of the Amended and Restated Bylaws will have no effect on the approval of the proposal. Because the approval of the merger consideration, the amendment to the Aytu Incentive Plan and ratification of the Amended and Restated Bylaws are “non-discretionary” matters, broker non-votes will have no effect on the approval of the stock issuance proposal or the proposal to amend the Aytu Incentive Plan because these failures to vote are not considered “votes cast.” An Aytu stockholder’s abstention from voting on the ratification of the Amended and Restated Bylaws of Aytu or adjournment proposal will have the same effect as a vote “AGAINST” the approval of those proposals. The approval of the ratification of the Amended and Restated Bylaws of Aytu and adjournment proposals are “discretionary” matters and, therefore, no broker non-votes are expected to exist with respect to these proposals.

The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the adoption of the merger agreement and “FOR” the Innovus adjournment proposal, and the Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the approval of the merger agreement, “FOR” the approval of the amendment to the Aytu Incentive Plan, “FOR” the ratification of the Amended and Restated Bylaws of Aytu and “FOR” the approval of the Aytu adjournment proposal.

Q:     What will happen in the merger?

A:     In the merger, Merger Sub will be merged with and into Innovus. Innovus will be the surviving corporation in the merger, which is referred to in this joint proxy statement/prospectus as the surviving corporation or Innovus, and will be a wholly-owned subsidiary of Aytu following completion of the merger. Innovus will no longer be a publicly traded corporation and its shares will be removed from OTC and deregistered under the Exchange Act.

Q:     What will Innovus stockholders receive in the merger?

A:     If the merger is completed, each holder of shares of Innovus common stock, other than excluded stock and dissenting stock (each as defined below), will automatically be cancelled and converted into the right to receive (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) for each share of Innovus stock, one non-transferrable CVR representing the right to receive certain payments in the form of additional shares of Aytu common stock and/or cash if specified revenue and profitability milestones are achieved, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” In addition, Aytu will also issue shares of Aytu Series H Preferred Stock to holders of certain Innovus warrants that accept Aytu’s offer to exchange those warrants for such shares of Series H Preferred Stock of Aytu, which is referred to in this joint proxy statement/prospectus as the preferred stock consideration and together with the common stock consideration as the “Equity Issuances”. Shares of Innovus common stock (i) that are owned by Aytu or Innovus (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the effective time of the merger will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the shares described in (i) are referred to in this joint proxy statement/prospectus as excluded stock), and (ii) held by Innovus stockholders who have properly demanded statutory dissenters’ rights pursuant to applicable Nevada law, and not effectively withdrawn any demand for, or lost the right to, dissenters’ rights under Nevada law, will become entitled to such rights as are granted by Nevada law as described under “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Dissenters’ Rights for Innovus Stockholders” beginning on page 170 of this joint proxy statement/prospectus (the shares described in (ii) are referred to in this joint proxy statement/prospectus as dissenting stock).

Q:     What is the value of the merger consideration?

A:     In the merger, each Innovus stockholder will receive, for each share of Innovus common stock they own as of immediately prior to the completion of the merger, other than excluded stock and dissenting stock, (i) the common stock consideration and (ii) the CVR consideration, each as described under “The Merger Agreement — Merger Consideration” beginning on page 179 of this joint proxy statement/prospectus.

Based on the closing price of shares of Aytu common stock on the Nasdaq Capital Market, which is referred to in this joint proxy statement/prospectus as Nasdaq, on January 9, 2020, the last trading day prior to the date of this joint proxy statement/prospectus for which information was available, the upfront merger consideration represented approximately $0.98 in value for each share of Innovus common stock (without considering any potential CVR payout or any deductions to the merger consideration as described in the merger agreement). The merger consideration will be reduced by certain deductions described in the merger agreement, including the amount of outstanding indebtedness of Innovus owed to Aytu as of the effective time. Holders of certain Innovus warrants that accept Aytu’s offer to exchange those warrants for shares of Aytu Series H Preferred Stock will also receive shares of Series H Preferred Stock of Aytu. Because Aytu will issue shares of Aytu common stock in exchange for each share of Innovus common stock, the value of the Equity Issuances will depend on the market price of shares of Aytu common stock at the time the merger is completed. The market price of shares of Aytu common stock when Innovus stockholders receive those shares after the merger is completed will not be known at the time of the special meetings and could be greater than, less than or the same as the market price of shares of Aytu common stock on the closing date, on the date of this joint proxy statement/prospectus or at the time of the special meetings or any adjournment or postponement thereof. Furthermore, there is uncertainty regarding the value of the CVRs and whether any payment will ultimately be made, including in the form of additional shares of Aytu common stock, with respect to the CVRs. Because the exchange ratio is fixed and the market price of shares of Aytu common stock has fluctuated and will continue to fluctuate, and because of the uncertainty of the value of the CVRs, and the ultimate realization on, the CVRs, Innovus stockholders cannot be sure of the value of the merger consideration they will receive in the merger. See “Risk Factors — Risks Related to the Merger.”

Q:     Are Innovus stockholders entitled to exercise dissenters rights instead of receiving merger consideration?

A:     Innovus stockholders who do not vote in favor of the merger may elect to exercise statutory dissenters’ rights. See “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Dissenters’ Rights for Innovus Stockholders” beginning on page 170 of this joint proxy statement/prospectus. The text of the Nevada dissenters’ rights statute, Sections 92A.300 – 92A.500 of the Nevada Revised Statutes is reproduced in its entirety as Annex H to this joint proxy statement/prospectus.

Q:     What will be the respective ownership percentages of former Innovus stockholders and Aytu stockholders in the combined company?

A:     Based on the number of shares of Aytu common stock expected to be issued to Innovus common stockholders upon closing, and the number of shares of Aytu common stock outstanding as of January 15, 2020, it is anticipated that, immediately after completion of the merger, former Innovus stockholders will own approximately 18.7% and existing Aytu stockholders will own approximately 81.3% of the combined company (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan).

Q:     What are the CVRs?

A:     The CVRs are non-transferable contingent value rights to be issued by Aytu as part of the merger consideration to Innovus stockholders and holders of Innovus warrants who exercise their warrants after closing during the CVR earnout timeframe. Each CVR will entitle its holder to receive its pro rata share, payable in cash or stock, at the option of Aytu, of the following payment amounts if the described targets are met:

1.      If Innovus’ historical business (the “Consumer Business Unit”) records $24 million in revenue for calendar 2019, an amount equal to $2,000,000.

2.      If the Consumer Business Unit records $30 million in revenue for calendar 2020, an amount equal to $1,000,000. If the Consumer Business Unit achieves break-even in terms of profitability from operations for calendar 2020, an additional $1,000,000.

3.      If the Consumer Business Unit records $40 million in revenue for calendar 2021, an amount equal to $1,000,000. If the Consumer Business Unit achieves profitability from operations for calendar 2021, an additional $1,000,000.

4.      If the Consumer Business Unit records $50 million in revenue for calendar 2022, an amount equal to $2,500,000. If the Consumer Business Unit achieves profitability from operations for calendar 2022, then an additional $2,500,000.

5.      If the Consumer Business Unit records $75 million in revenue for calendar 2023, an amount equal to $2,500,000. If the Consumer Business Unit achieves profitability from operations for calendar 2023, then an additional $2,500,000.

If any of the above payment amounts is earned, they are to be paid by the end of the first quarter of the calendar year following the year in which they are earned. Multiple revenue milestones can be earned in one year. For example, if Innovus achieves $40 million in revenues in calendar 2020, then Aytu would issue the $2 million payments described in item (2) and item (3) above at that time plus any additional amount for profitability. The pro rata share of Innovus stockholders will be reduced if holders of Innovus warrants exercise during the CVR earnout timeframe and begin to participate in CVR payments along with Innovus stockholders. The payments can also be reduced in the event costs associated with Innovus legacy litigation matters exceed anticipated levels. Payments may be made in any combination of shares of Aytu common stock and/or cash. However, the sum of the fair value of such shares and any cash that is paid must equal the total payment amount owed to CVR holder. For a more detailed description of the CVRs, see the section entitled “Description of the CVRs” beginning on page 228 of this joint proxy statement/prospectus.

Q:     Will the Equity Issuances be listed on Nasdaq?

A:     Yes with respect to the Aytu common stock issued in the merger. The preferred stock consideration payable to certain warrant holders who elect to exchange their warrants will not be listed. Also, Aytu does not believe that the CVRs are securities and does not intend to list the CVRs on Nasdaq, and no public trading market is expected to form for the CVRs.

Q:     Will the Issuance of the Equity Issuances be dilutive to existing Aytu stockholders?

A:     Yes. Aytu and Innovus stockholders should be aware that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the merger, including the Equity Issuances. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation. If all CVRs are paid out with the maximum number of shares of Aytu common stock, it is estimated that Innovus stockholders will receive up to an aggregate of 2,666,667 additional shares of Aytu common stock. See “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228 for a more detailed explanation.

Q:     Will the merger consideration I receive in the merger increase if the results of operations of Innovus improve or if the market price of Innovus common stock increases before the effective time of the merger?

A:     No. At the effective time, each holder’s shares of Innovus common stock issued and outstanding immediately prior to the completion of the merger, other than excluded stock and dissenting stock, will be converted into the right to receive (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) one CVR, in exchange for each share of Innovus common stock that they own immediately prior to the completion of the merger. The consideration received at closing will not change based on the results of operations of Innovus or the price of publicly traded common stock of Innovus. The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the merger. In addition, holders of Innovus warrants that accept Aytu’s offer to exchange those warrants for shares of Aytu Series H Preferred Stock will receive shares of Series H Preferred Stock of Aytu.

Q:     What happens if the merger is not completed?

A:     If the merger agreement is not adopted by Innovus stockholders, the Equity Issuances are not approved by Aytu stockholders or if the merger is not completed for any other reason, Innovus stockholders will not receive any payment for their shares of Innovus common stock in connection with the merger. Instead, Innovus will remain an independent public company, shares of its common stock will continue to be traded on the OTC Market and registered under the Exchange Act and Innovus will continue to file periodic reports with the SEC. If the merger agreement is terminated under specified circumstances, Innovus or Aytu, as applicable, may be required to pay to the other party a termination fee of $250,000, which is referred to in this joint proxy statement/prospectus as the termination fee. See “The Merger Agreement — Termination Fees and Expenses” beginning on page 193 of this joint proxy statement/prospectus for a more detailed discussion of the termination fees. Additionally, Innovus will have to repay indebtedness it owes Aytu, which as of the date of this joint proxy statement/prospectus is $1.35 million and has a maturity date of February 29, 2020.

Q:     What risks should I consider in deciding whether to vote in favor of the merger proposal and/or the share issuance proposal?

A:     You should carefully review the risks and uncertainties discussed under the heading “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Aytu and Innovus, as an independent company, is subject.

Q:     What are Innovus stockholders being asked to vote on?

A:     Innovus stockholders are being asked to vote on the following two proposals:

•        to adopt the merger agreement, including the form of CVR Agreement which is attached as an exhibit to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

•        the ratification of the appointment of Hall & Company, Inc. as Innovus’ independent registered public accounting firm for the fiscal year ending December 31, 2020 and

•        to approve the Innovus adjournment proposal.

The adoption of the merger agreement by Innovus stockholders is a condition to the obligations of Innovus and Aytu to complete the merger. The approval of the Innovus adjournment proposal is not a condition to the obligations of Innovus or Aytu to complete the merger.

Q:     What are Aytu stockholders being asked to vote on?

A:     Aytu stockholders are being asked to vote on the following four proposals:

•        to approve the merger consideration;

•        to approve the amendment to the Aytu Incentive Plan;

•        to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology; and

•        to approve the Aytu adjournment proposal.

The approval of the merger consideration by Aytu stockholders is a condition to the obligations of Innovus and Aytu to complete the merger. Neither the approval of the Aytu adjournment proposal, ratification of the Amended and Restated Bylaws amendment nor the approval of the amendment to the Aytu Incentive Plan is a condition to the obligations of Innovus or Aytu to complete the merger.

Q:     Does the Innovus Board recommend that Innovus stockholders adopt the merger agreement?

A:     Yes. The Innovus Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Innovus and its stockholders and unanimously recommends that Innovus stockholders vote “FOR” the adoption of the merger agreement at the Innovus special meeting. See “Innovus Proposal I: Adoption of the Merger Agreement and

Aytu Proposal I: Approval of the Merger Consideration — Innovus’ Reasons for the Merger; Recommendation of the Innovus Board of Directors that Innovus Stockholders Adopt the Merger Agreement” beginning on page 157 of this joint proxy statement/prospectus.

Q:     Does the Innovus Board recommend that Innovus stockholders approve the ratification of Hall & Company, Inc. as the Company’s independent auditors for the fiscal year ending December 31, 2020?

A:     Yes. The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the ratification of Hall & Company, Inc. as the Company’s independent auditors for fiscal year ending December 31, 2020. See “Innovus Proposal II: Ratification of the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ending December 31, 2020” beginning on page 205 of this joint proxy statement/prospectus.

Q:     Does the Innovus Board recommend that Innovus stockholders approve the Innovus adjournment proposal?

A:     Yes. The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the Innovus adjournment proposal. See “Innovus Proposal III: Adjournment of the Innovus Special Meeting” beginning on page 207 of this joint proxy statement/prospectus.

Q:     Does the Aytu Board recommend that Aytu stockholders approve the merger consideration?

A:     Yes. The Aytu Board determined that the Equity Issuances were advisable, fair to and in the best interests of Aytu and its stockholders and unanimously recommends that Aytu stockholders vote “FOR” the approval of the merger consideration. See “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board of Directors that Aytu Stockholders Approve the Stock Issuance” beginning on page 166 of this joint proxy statement/prospectus.

Q:     Does the Aytu Board recommend that Aytu stockholders approve the amendment of the Aytu Incentive Plan?

A:     Yes. The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the proposal to amend the Aytu Incentive Plan. See “Aytu Proposal II: Approval of the Amendments to the 2015 Stock Option and Incentive Plan” beginning on page 208 of this joint proxy statement/prospectus.

Q:     Does the Aytu Board recommend that Aytu stockholders approve the ratification of the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology?

A:     Yes. The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the proposal to ratify the Amended and Restated Bylaws. See “Aytu Proposal III: Ratification of the Decision of Aytu’s Board of Directors to Amend and Restate Aytu’s Bylaws to Allow for Virtual Meetings of Stockholders” beginning on page 217 of this joint proxy statement/prospectus.

Q:     Does the Aytu Board recommend that Aytu stockholders approve the Aytu adjournment proposal?

A:     Yes. The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the Aytu adjournment proposal. See “Aytu Proposal IV: Adjournment of the Aytu Special Meeting” beginning on page 218 of this joint proxy statement/prospectus.

Q:     What Innovus stockholder vote is required for the approval of each proposal?

A:     The following are the vote requirements for the proposals at the Innovus special meeting:

•        Adoption of the Merger Agreement: The affirmative vote of holders of at least a majority of the outstanding shares of Innovus common stock entitled to vote on this proposal. Accordingly, broker non-votes will have the same effect as a vote “AGAINST” this proposal.

•        Approval of Innovus Adjournment Proposal: The affirmative vote of the holders of a majority of the votes present at the Innovus special meeting (whether or not a quorum, as defined under Innovus’ bylaws, is present). For purposes of the Innovus adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. Accordingly, an Innovus stockholder’s abstention from voting on the Innovus adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Innovus adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Innovus adjournment proposal.

Q:     What Aytu stockholder vote is required for the approval of each proposal at the Aytu special meeting?

A:     The following are the vote requirements for the proposals at the Aytu special meeting:

•        Approval of the Merger Consideration: The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the Equity Issuances will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the merger consideration proposal because these failures to vote are not considered “votes cast.”

•        Approval of the amendment to the Aytu Incentive Plan: The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the amendment to the Aytu Incentive Plan will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the proposal to amend the Aytu Incentive Plan because these failures to vote are not considered “votes cast.”

•        Approval of the ratification of the decision of Aytu’s board of directors to amend and restate Aytu’s Bylaws to allow for virtual meetings: The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the ratification of the Amended and Restated Bylaws of Aytu will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the proposal to ratify the Amended and Restated Bylaws of Aytu because these failures to vote are not considered “votes cast.”

•        Approval of the Aytu Adjournment Proposal (if necessary): The affirmative vote of a majority of the votes present at the Aytu special meeting by Aytu stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present). For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Q:     What constitutes a quorum for the Innovus special meeting?

A:     The holders of a majority of the outstanding shares of Innovus common stock entitled to vote being present in person or represented by proxy constitutes a quorum for the Innovus special meeting. Shares of Innovus common stock whose holders elect to abstain from voting will be deemed present at the Innovus special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum.

Q:     What constitutes a quorum for the Aytu special meeting?

A:     The holders of a majority of the outstanding shares of Aytu common stock entitled to vote being present in person or represented by proxy constitutes a quorum for the Aytu special meeting. Shares of Aytu common stock whose holders elect to abstain from voting will be deemed present at the Aytu special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum.

Q:     What if I hold shares in both Innovus and Aytu?

A:     If you are both an Innovus stockholder and an Aytu stockholder, you will receive separate packages of proxy materials from each company. A vote as an Innovus stockholder for the adoption of the merger agreement (or any other proposal to be considered at the Innovus special meeting) will not constitute a vote as an Aytu stockholder to approve the Equity Issuances (or any other proposal to be considered at the Aytu special meeting), and vice versa. Therefore, please complete, sign and date and return all proxy cards and/or voting instruction forms that you receive from Innovus or Aytu, or submit your proxy or voting instructions for each set of voting materials over the Internet or by telephone in order to ensure that all of your shares are voted.

Q:     Have any stockholders committed to vote for the transactions contemplated by the merger agreement?

A:     The officers and directors of Innovus, the officers and some directors of Aytu, and Cerecor.

Q:     When and where is the Innovus special meeting?

A:     The Innovus special meeting will be held at the Hyatt House San Diego, located at 10044 Pacific Mesa Boulevard, San Diego, California 92121 on February 13, 2020, at 8:00 a.m., Pacific Time.

Q:     When and where is the Aytu special meeting?

A:     The Aytu special meeting will be held at Aytu’s corporate office located at 373 Inverness Pkwy, Suite 206, Englewood, Colorado 80112, on February 13, 2020 at 10:00 a.m., Mountain Time.

Q:     How do I vote my shares at the Innovus special meeting?

A:     Via the Internet or by Telephone

If you hold shares of Innovus common stock directly in your name as a stockholder of record, you may vote via the Internet or by telephone by following the instructions on the enclosed proxy card. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Innovus stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on February 12, 2020.

If you hold shares of Innovus common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Innovus common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided. Issuer Direct Corporation must receive your proxy card by mail no later than the close of business on February 12, 2020.

If you hold shares of Innovus common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Innovus common stock directly in your name as a stockholder of record, you may vote in person at the Innovus special meeting. Stockholders of record also may be represented by another person at the Innovus special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Innovus special meeting.

If you hold shares of Innovus common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Innovus special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Innovus special meeting, Innovus encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Innovus special meeting.

If you attend the Innovus special meeting and vote in person, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the Innovus special meeting. Your attendance at the Innovus special meeting alone will not revoke any proxy previously given.

Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Innovus special meeting, your shares will be voted at the Innovus special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Q:     If I submit a proxy, how will my shares covered by the proxy be voted at the Innovus special meeting?

A:     If you correctly register your vote via the Internet, by telephone or by mail, the directors of Innovus named in your proxy card will vote your shares in the manner you requested.

Q:     If I return a blank proxy, how will my shares be voted at the Innovus special meeting?

A:     If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Innovus Board unanimously recommends, which is:

•        “FOR” the adoption of the merger agreement;

•        “FOR” the ratification of the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ending December 31, 2020; and

•        “FOR” the Innovus adjournment proposal.

However, if you indicate that you wish to vote against the adoption of the merger agreement and leave the other proposal blank, your shares will not be voted in favor of the Innovus adjournment proposal.

Q:     How do I vote my shares at the Aytu special meeting?

A:     Via the Internet or by Telephone

If you hold shares of Aytu common stock directly in your name as a stockholder of record, you may vote via the Internet or by telephone by following the instructions on the enclosed proxy card. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Aytu stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on February 12, 2020.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Aytu common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided. Broadridge must receive your proxy card by mail no later than the close of business on February 12, 2020.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Aytu common stock directly in your name as a stockholder of record, you may vote in person at the Aytu special meeting. Stockholders of record also may be represented by another person at the Aytu special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Aytu special meeting.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Aytu special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Aytu special meeting, Aytu encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Aytu special meeting.

If you attend the Aytu special meeting and vote in person, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the Aytu special meeting. Your attendance at the Aytu special meeting alone will not revoke any proxy previously given.

Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Aytu special meeting, your shares will be voted at the Aytu special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Q:     How will my shares be represented at the Aytu special meeting?

A:     If you correctly submit your proxy via the Internet, by telephone or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Aytu Board unanimously recommends, which is:

•        “FOR” the merger consideration;

•        “FOR” the amendment to the Aytu Incentive Plan;

•        “FOR” the ratification of the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology.

•        “FOR” the approval of the Aytu adjournment proposal.

However, if you indicate that you wish to vote against the Equity Issuances and leave the other proposals blank, your shares will not be voted in favor of the other proposals.

Q:     What do I need to attend the Innovus special meeting in person?

A:     Space for the Innovus special meeting is limited. Therefore, admission will be on a first-come, first-served basis. Registration will open at 7:30 a.m. Pacific Time and the Innovus special meeting will begin at 8:00 a.m. Pacific Time. Each stockholder should be prepared to present valid, government-issued photo identification, such as a driver’s license or passport, and, if you are a street name stockholder, proof of beneficial ownership as of January 13, 2020, the record date, such as your most recent account statement reflecting your stock ownership prior to January 13, 2020.

Innovus stockholders may contact Randy Berholtz, Executive Vice President, Corporate Development and General Counsel of Innovus, at (858) 964-5123 to obtain directions to the location of the Innovus special meeting.

Q:     What do I need to attend the Aytu special meeting?

A:     Space for the Aytu special meeting is limited. Therefore, admission will be on a first-come, first-served basis. Registration will open at 9:00 a.m. Mountain Time and the Aytu special meeting will begin at 10:00 a.m. Mountain Time. Each stockholder should be prepared to present valid, government-issued photo identification, such as a driver’s license or passport, and, if you are a street name stockholder, proof of beneficial ownership as of January 13, 2020, the record date, such as your most recent account statement reflecting your stock ownership prior to January 13, 2020.

Aytu stockholders may contact David Green, the Chief Financial Officer of Aytu, at our headquarters at (720) 437-6580 to obtain directions to the location of the Aytu special meeting.

Q:     Can I revoke my proxy or change my voting instructions for Aytu common stock?

A:     Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Aytu special meeting.

If you are a stockholder of record at the record date for the Aytu special meeting (the close of business on January 13, 2020), you can revoke your proxy or change your vote by:

•        filing a written notice of revocation bearing a later date than the proxy with Aytu’s Corporate Secretary either before or at the Aytu special meeting at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

•        duly executing a later-dated proxy relating to the same shares and delivering it to Aytu’s Corporate Secretary either before or at the Aytu special meeting and before the taking of the vote, at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

•        attending the Aytu special meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy); or

•        if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on February 12, 2020 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Aytu special meeting.

Q:     Can I revoke my proxy or change my voting instructions for Innovus common stock?

A:     Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Innovus special meeting.

If you are a stockholder of record at the record date for the Innovus special meeting (the close of business on January 13, 2020), you can revoke your proxy or change your vote by:

•        filing a written notice of revocation bearing a later date than the proxy with Innovus’ Corporate Secretary either before or at the Innovus special meeting at 8845 Rehco Road, San Diego, California 92121;

•        duly executing a later-dated proxy relating to the same shares and delivering it to Innovus’ Corporate Secretary either before or at the Innovus special meeting and before the taking of the vote, at 8845 Rehco Road, San Diego, California 92121;

•        attending the Innovus special meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy); or

•        if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on February 12, 2020 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Innovus special meeting.

Q:     What happens if I sell my shares of Innovus common stock after the record date but before the Innovus special meeting?

A:     The record date for the Innovus special meeting (the close of business on January 13, 2020) is earlier than the date of the Innovus special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Innovus common stock after the record date but before the date of the Innovus special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Innovus special meeting. However, you will not have the right to receive the merger consideration to be received by Innovus stockholders in the merger. In order to receive the merger consideration, you must hold your shares immediately prior to completion of the merger.

Q:     What happens if I sell my shares of Aytu common stock after the record date but before the Aytu special meeting?

A:     The record date for the Aytu special meeting (the close of business on January 13, 2020) is earlier than the date of the Aytu special meeting. If you sell or otherwise transfer your shares of Aytu stock after the record date but before the date of the Aytu special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Aytu special meeting.

Q:     Where can I find the voting results of the Innovus special meeting?

A:     The preliminary voting results will be announced at the Innovus special meeting. In addition, within four business days following certification of the final voting results, Innovus intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:     Where can I find the voting results of the Aytu special meeting?

A:     The preliminary voting results will be announced at the Aytu special meeting. In addition, within four business days following certification of the final voting results, Aytu intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:     Is completion of the merger subject to any conditions?

A:     Yes. Completion of the merger is subject to customary closing conditions, including (1) the adoption of the merger agreement by a majority of the holders of the outstanding shares of Innovus common stock, (2) approval of the Equity Issuances issued in connection with the merger by a majority of the votes cast by Aytu stockholders on the matter, (3) approval for listing on the Nasdaq Capital Market of Aytu common stock to be issued in connection with the merger, (4) effectiveness of the registration statement for the Aytu common stock to be issued in the merger and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC, (5) entry of the parties into the CVR Agreement, (6) the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger, (7) all required consents, approvals and other authorizations of any governmental entity, as described in the merger agreement, shall have been obtained, (8) Aytu and certain officers of Innovus shall have entered into an employment agreement or separation agreements, as applicable, (9) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the merger agreement and (10) compliance in all material respects with the other party’s obligations under the merger agreement.

Q:     When do you expect to complete the merger?

A:     As of the date of this joint proxy statement/prospectus, Innovus and Aytu expect to complete the merger as early as Aytu’s third fiscal quarter of 2020 (the quarter ending March 31, 2020), subject to the satisfaction or waiver of all conditions to closing prior to completion of the merger. However, no assurance can be given as to when, or if, the merger will be completed.

Q:     Is the transaction expected to be taxable to Innovus stockholders?

A:     Initially, we do not anticipate that the transaction will be taxable to Innovus stockholders as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended. However, should payouts under the CVRs be made in cash, the conditions of Section 368 may no longer be met. Under those circumstances, the transaction would become taxable to stockholders of Innovus, who would then realize a loss or a gain, depending on their basis in their Innovus shares. See “Risk Factors — Risks Related to the CVRs” beginning on page 35 of this joint proxy statement/prospectus.

Q:     What do I need to do now?

A:     Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus in its entirety, including its annexes. Then, please promptly vote your shares of Innovus common stock and/or shares of Aytu common stock, as applicable, which you may do by:

•        completing, dating, signing and returning the enclosed proxy card for the applicable company in the accompanying postage-paid return envelope;

•        submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card for such company; or

•        attending the applicable special meeting and voting by ballot in person.

If you hold shares in “street name” through a broker, bank or other nominee holder of record, please instruct your broker, bank or other nominee holder of record to vote your shares by following the instructions that the broker, bank or other nominee holder of record provides to you with these materials.

Q:     Should I send in my Innovus share certificates now?

A:     No. Innovus stockholders should not send in their share certificates at this time. After completion of the merger, Aytu’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Innovus common stock for the merger consideration. The shares of Aytu common stock you receive in the merger will be issued in book-entry form and, unless otherwise requested, physical certificates will not be issued. The CVRs you receive in the merger will be issued in book-entry form and, unless otherwise requested, physical certificates will not be issued. Aytu stockholders will keep their existing share certificates, if any, and will not be required to take any action with respect to their certificates. See “The Merger Agreement — Procedures for Surrendering Innovus Stock Certificates” beginning on page 180 of this joint proxy statement/prospectus.

Q:     Who will solicit and pay the cost of soliciting proxies for the Innovus special meeting?

A:     Innovus will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing and mailing this joint proxy statement/prospectus for the Innovus special meeting. Innovus has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $25,000 in total.

In addition to solicitation by mail, directors, officers and employees of Innovus or its subsidiaries may solicit proxies from stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Innovus will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Innovus will pay the costs associated with the Innovus special meeting and solicitation of proxies, including the costs of mailing the proxy materials.

Q:     What do I do if I receive more than one set of Innovus voting materials?

A:     You may receive more than one set of voting materials for the Innovus special meeting, including multiple copies of this joint proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if your shares are held in more than one account (e.g., through different brokers or nominees), if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. Each proxy card or voting instruction form only covers those shares of Innovus common stock held in the applicable account. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:     If I am an Innovus stockholder, whom should I call with questions?

A:     If you have any questions about the merger agreement, the merger, the proposal to adopt the merger agreement, the Innovus adjournment proposal, or the Innovus special meeting, or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Innovus common stock, you should contact Innovus’ proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

Q:     If I am an Aytu stockholder, whom should I call with questions?

A:     If you have any questions about the merger agreement, the merger, the merger consideration, the proposal to approve the merger consideration, the amendment to the Aytu Incentive Plan, the Aytu adjournment proposal or the Aytu special meeting or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Aytu stock, you should contact Aytu’s proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents attached to or referred to in this joint proxy statement/prospectus in order to fully understand the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. See “Where You Can Find More Information” beginning on page 245 of this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which the more detailed discussion of that subject begins.

The Companies (See pages 97 and 121)

Aytu

Aytu was incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado. Aytu was re-incorporated in the state of Delaware on June 8, 2015. Aytu is a specialty pharmaceutical company focused on global commercialization of novel products addressing significant medical needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, and male infertility and plans to expand opportunistically into other therapeutic areas.

Aytu common stock is listed on the Nasdaq Capital Market under the symbol “AYTU.” The principal executive offices of Aytu are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112; its telephone number is (720) 437-6580; and its website is www.aytubio.com. Information on Aytu’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

Innovus

Innovus was incorporated in the State of Nevada in July 23, 2007. Innovus is an emerging over-the-counter consumer goods and specialty pharmaceutical company engaged in the commercialization, licensing and development of safe and effective non-prescription medicine, consumer care products, supplements and certain related devices to improve men’s and women’s health and vitality, urology, brain health, pain and respiratory diseases.

The principal trading market for shares of Innovus common stock is the OTCQB Marketplace under the symbol “INNV.” The principal executive offices of Innovus are located at 8845 Rehco Road, San Diego, California 92121; its telephone number is (858) 964-5123; and its website is www.innovuspharma.com. Information on Innovus’ Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

Aytu Acquisition Sub, Inc.

Merger Sub was incorporated under the laws of the State of Delaware on September 6, 2019, and is a wholly-owned subsidiary of Aytu. Merger Sub was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities or operations to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into Innovus, with Innovus surviving the merger as a wholly-owned subsidiary of Aytu.

The principal executive offices of Merger Sub are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112; its telephone number is (720) 437-6580.

Post-Closing Liquidity

As of September 30, 2019, Aytu had a cash balance of approximately $7.3 million. On October 16, 2019, Aytu closed an equity financing resulting in gross proceeds to Aytu of approximately $10.0 million. On November 1, 2019, Aytu closed an asset acquisition with Cerecor, Inc. (“Cerecor”) whereby Aytu acquired certain of Cerecor’s pediatric and primary care product lines (the “Cerecor Products”) for $4.5 million in cash, approximately 9.8 million shares of Series G Convertible Preferred Stock, the assumption of Cerecor’s financial and royalty obligations, which includes approximately $16.6 million of fixed payment obligations (the “Deerfield Obligation”) to a third-party creditor, ongoing monthly variable payments, not more than $3.5 million of Medicaid rebates and products returns as they come due, and other assumed liabilities associated with the Cerecor Products. Based on the costs related to the acquisition of the Cerecor Products, the payments on the Deerfield Obligation, Aytu’s normal operating expenses and royalty payments, we estimate that as of December 31, 2019, the Aytu cash balance will be approximately $5.5 million. As of December 31, 2019, Innovus had a cash balance of approximately $1.5 million. At the effective time of the merger, Aytu anticipates assuming approximately $3.5 million in debt from Innovus, which matures over the course of 2020, and which is not inclusive of any royalty payments, severance payments or any other payments needed to integrate the two companies. In anticipation of the cash outlays related to the merger, Aytu’s management team has taken the following steps to address its post-closing cash needs, including, but not limited to (i) engaging a placement agent to refinance the Deerfield Obligation, and (ii) engaging in discussions with lenders to establish a debt facility to provide Aytu with capital while considering other funding strategies. Aytu anticipates accessing capital markets shortly after the closing of the merger with the timing and amount of capital to raise dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms that Aytu considers to be in favorable. However, Aytu has been successful is accessing the capital markets in the past and Aytu’s management is confident in Aytu’s ability to access the capital markets again, if needed.

If Aytu is unable to raise adequate capital in the future when it is required, Aytu will be required to adjust its operating plans to reduce the magnitude of the capital need under our existing operating plan. Some of the adjustments that could be made include delays of and reductions to product support programs, reductions in headcount, narrowing the scope of one or more of its commercialization programs, or reductions to its research and development programs. Without sufficient operating capital, Aytu will not be able to grow its business and may not be able to fund operations. Aytu could be required to relinquish rights to product candidates on less favorable terms than it would otherwise choose. This may lead to impairment or other charges, which could materially and adversely affect its balance sheet and operating results.

The Merger (see page 178)

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and the CVR Agreement is attached to the merger agreement as an exhibit. You should read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. The following provides a brief summary of certain aspects of the merger.

Interests of Innovus Directors and Officers in the Merger

In considering the proposal to approve the merger agreement, as recommended by the Innovus Board, Innovus stockholders should be aware that Innovus’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Innovus stockholders generally, including potential severance benefits, treatment of outstanding Innovus equity awards pursuant to the merger agreement and potential vesting of such awards in connection with a qualifying termination of employment on or following the merger (or, in certain circumstances, a termination of employment that otherwise occurs in connection with the merger), and rights to ongoing indemnification and insurance coverage. In addition, Steven Boyd, who is a director of Aytu, is the Chief Investment Officer and a director of Armistice Capital, LLC, which is a substantial stockholder of both Aytu and Innovus and is referred to in this joint proxy statement/prospectus as “Armistice”. As a substantial stockholder of both companies, Armistice has significant influence over the outcome of the vote of Innovus’ stockholders regarding the merger consideration and will receive a substantial portion of the merger consideration issuable in the merger. The Innovus Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Innovus stockholders that the merger agreement be adopted.

These interests are described in further detail under “Interests of Innovus’ Directors and Executive Officers in the Merger” and “The Merger Agreement — Indemnification and Insurance” beginning on pages 191 and 195, respectively, of this joint proxy statement/prospectus.

Interests of Aytu Directors and Officers in the Merger

In considering the proposal to approve the merger agreement, as recommended by the Aytu Board, Aytu stockholders should be aware that Aytu’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders generally. Steven Boyd, who is a director of Aytu, is the Chief

Investment Officer and a director of Armistice, which is a substantial stockholder of both Aytu and Innovus. As a substantial stockholder of both companies, Armistice has the ability to control the outcome of the vote of Aytu’s stockholders regarding the merger consideration and will receive a substantial portion of the merger consideration issuable in the merger. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger consideration), and in recommending to Aytu stockholders that the merger consideration be approved.

These interests are described in further detail under “Interests of Aytu’s Directors and Executive Officers in the Merger” and “The Merger Agreement — Indemnification and Insurance” beginning on pages 191 and 196, respectively, of this joint proxy statement/prospectus.

Opinions of Innovus’ Financial Advisors

On August 22, 2019, the Innovus Board engaged Stout Risius Ross, LLC (“Stout”) to review and opine on certain matters related to the merger. The Innovus Board reviewed and discussed the financial analyses of Stout, as well as the oral opinion rendered to the Innovus Board by Stout on September 11, 2019, that the consideration to be received by Innovus stockholders in connection with the merger, is fair, from a financial point of view, to the holders, taken as a whole.

Regulatory Approvals

Aytu and Innovus have both agreed to use their reasonable best efforts to obtain all regulatory approvals necessary or advisable in connection with the transactions contemplated by the merger agreement.

Dissenters’ Rights

If the merger is completed, Innovus stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of the Nevada Dissenter’s Rights Statute will be entitled to exercise dissenters’ rights thereunder and obtain payment in cash for the fair value of their shares of Innovus, subject to certain limitations under the Nevada Revised Statutes. Any shares of Innovus common stock held by an Innovus stockholder on the date of making a demand for payment of fair value pursuant to the Nevada Dissenter’s Rights Statute, who continues to own such shares through the effective date of the merger, who has not voted in favor of the adoption of the merger agreement and who has demanded payment in accordance with the Nevada Dissenter’s Rights Statute will have the right to obtain payment in cash for the fair value of their shares of Innovus in lieu of the merger consideration, unless such Innovus stockholder fails to perfect, effectively withdraws, waives or otherwise loses such stockholder’s appraisal rights under the Nevada Dissenter’s Rights Statute. If, after the completion of the merger, such holder of Innovus common stock fails to perfect, effectively withdraws, waives or otherwise loses his, her or its dissent rights, each such share will be treated as if it had been converted as of the completion of the merger into a right to receive the merger consideration.

Due to the complexity of the procedures for exercising your dissenters’ rights, Innovus stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of dissenters’ rights. See the section titled “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Dissenters’ Rights for Innovus Stockholders” contained in this joint proxy statement/prospectus for additional information and the text of the Nevada Dissenter’s Rights Statute, which you are encouraged to read carefully and in their entirety.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States, Aytu will account for the merger using the acquisition method of accounting for business combinations. Under this method of accounting, Aytu will record the acquisition based on the fair value of the consideration given, which is the market value (based on the closing price of Aytu common stock on the closing date of the merger) of its common stock issued in connection with the merger plus the fair value of the CVRs. Aytu will allocate the purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Governance Matters Following Completion of the Merger

The composition of the Aytu Board, including the number of directors, will not change as a result of the merger.

The Merger Agreement (see page 178)

On September 12, 2019, Aytu, Merger Sub and Innovus entered into the merger agreement attached as Annex A to this joint proxy statement/prospectus. The Aytu Board and the Innovus Board have both unanimously approved the merger pursuant to the merger agreement. You are encouraged to read the entire merger agreement carefully because it is the principal legal document governing the merger. Below is a summary of certain terms of the merger agreement.

Structure

Subject to the terms and conditions of the merger agreement and in accordance with applicable law, in the merger, Merger Sub will be merged with and into Innovus, with Innovus continuing as the surviving corporation and a wholly-owned subsidiary of Aytu. Upon completion of the merger, shares of Innovus common stock will no longer be publicly traded, will be delisted from the OTC and deregistered under the Exchange Act.

Merger Consideration

If the merger is completed, Innovus stockholders, other than holders of excluded stock and dissenting stock, will be entitled to receive, (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) one CVR, in exchange for each share of Innovus common stock that they own immediately prior to the completion of the merger, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” In addition, holders of Innovus warrants that accept Aytu’s offer to exchange those warrants for shares of Aytu Series H Preferred Stock will receive shares of Series H Preferred Stock of Aytu.

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the Merger.

Based on the number of shares of Aytu common stock to be immediately issued to Innovus stockholders upon closing of the merger and the number of shares of Aytu common stock outstanding as of January 15, 2020, it is expected that, immediately after completion of the merger, Aytu stockholders are expected to own approximately 81.3% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 18.7% of the outstanding shares of Aytu common stock (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Aytu and Innovus stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation.

Treatment of Innovus Equity Awards

Innovus Stock Options

As of the effective time of the merger, each unvested option to acquire shares of Innovus common stock that is outstanding as of immediately prior to the effective time shall be terminated as of the effective time. Each vested and unexercised option to acquire shares of Innovus common stock that is outstanding as of immediately prior to the effective time must be exercised as of the effective time. Any vested stock options to acquire shares of Innovus common stock that are not exercised as of the effective time shall be cancelled as of the effective time.

Innovus Restricted Stock Units

Innovus shall take all requisite action so that, at the effective time, each share of Innovus common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding as of immediately prior to the effective time shall, by virtue of the merger and without any action on the part of the holder thereof, be accelerated, settled and fully vested by Innovus in accordance with Innovus’ 2013 Equity Incentive Plan, 2014 Equity Incentive Plan, Amended and Restated 2016 Equity Incentive Plan and 2019 Equity Incentive Plan, and any employment agreement entered into with any Innovus executive officer and Innovus.

Treatment of Innovus Warrants

All warrants and other securities of Innovus convertible into or exercisable for Innovus common stock will be treated in the merger in accordance with their terms and provisions. In addition, prior to the effective time of the merger, Aytu intends to make an offer to certain holders of Innovus warrants, including those that contain a right to receive a cash payment in connection with the merger to exchange such warrants for shares of Series H Preferred Stock of Aytu. Each share of Series H Preferred Stock will be initially convertible at any time at the holder’s option into one share of Aytu common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. See “Description of Aytu Capital Stock — Securities to be Issued in the Merger — Series H Preferred Stock” beginning on page 219 of this joint proxy statement/prospectus for a more detailed explanation. The warrants of those holders who accept Aytu’s exchange offer will be terminated at the effective time of the merger.

Listing of Aytu Common Stock; Removal and Deregistration of Shares of Innovus Common Stock

The merger agreement obligates Aytu to use its reasonable best efforts to cause the Aytu common stock to be issued in the merger and the shares of Aytu common stock underlying the CVRs to be listed on Nasdaq, subject to official notice of issuance, prior to the completion of the merger. See “The Merger Agreement — Listing of Aytu Common Stock” beginning on page 182 for further information. Approval for listing on Nasdaq of the Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Innovus and Aytu to complete the merger as described under “The Merger Agreement — Conditions to Closing the Merger” beginning on page 182 of this joint proxy statement/prospectus. If the merger is completed, shares of Innovus common stock will be removed from OTC and will be deregistered under the Exchange Act.

Conditions to Closing the Merger

The obligations of each of the parties to consummate the merger are subject to the satisfaction (or waiver by each of Aytu and Innovus if permissible under applicable law) prior to the effective time of the merger, of certain conditions, including (1) the adoption of the merger agreement by a majority of the holders of the outstanding shares of Innovus common stock, (2) approval of the issuance of Aytu common stock, the CVRs and any other securities issued in connection with the merger by a majority of the votes cast by Aytu stockholders on the matter, (3) approval for listing on the Nasdaq Capital Market of Aytu common stock to be issued in connection with the merger, subject to official notice of issuance, (4) effectiveness of the registration statement for the Aytu common stock to be issued in the merger and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC, (5) entry of the parties into the CVR Agreement, (6) the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger, (7) all required consents, approvals and other authorizations of any governmental entity, as described in the merger agreement, shall have been obtained, (8) Aytu and certain officers of Innovus shall have entered into an employment agreement or separation agreements, as applicable, (9) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the merger agreement and (10) compliance in all material respects with the other party’s obligations under the merger agreement.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed on the terms and conditions as provided in the merger agreement or at all.

No Solicitation

Innovus has agreed, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, that it will not, and will cause its subsidiaries not to, and will direct and use its reasonable best efforts to cause its representatives and its subsidiaries’ representatives not to, solicit, participate in negotiations with respect to or approve or recommend any third-party acquisition proposal (as defined in “The Merger Agreement — No Solicitation” beginning on page 188).

However, if prior to the time that the required stockholder approval is obtained, Innovus receives a written acquisition proposal that its board believes in good faith to be bona fide, the acquisition proposal was unsolicited and did not result from a material breach of the merger agreement non-solicitation restrictions, and the Innovus Board determines in good faith (after consultation with outside counsel and its financial advisor) that the acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined in the merger agreement), Innovus may enter into an acceptable confidentiality agreement with the person making the acquisition proposal, furnish information or data with respect to Innovus and its subsidiaries to the proposing party and participate in discussions, inquiries or negotiations with respect to such acquisition proposal.

Termination of the Merger Agreement

The merger agreement provides that, in certain circumstances, either or both of Aytu and Innovus may terminate the merger agreement. If the merger agreement is terminated under certain conditions, either Aytu or Innovus may be required to pay a termination fee of $250,000 to the other party.

The Contingent Value Rights Agreement

At or prior to the closing of the merger, Aytu, a rights agent mutually agreeable to Aytu and Innovus (anticipated to be Direct Transfer LLC) and Vivian Liu, the Lead Independent Director of Innovus, as a holders’ representative will enter into the CVR agreement. Pursuant to the CVR agreement, and as provided in the merger agreement, each share of Innovus common stock that is outstanding immediately prior to the effective time of the merger (excluding shares owned by Aytu, Merger Sub or Innovus, or by their respective direct or indirect wholly owned subsidiaries, which shares will automatically be cancelled and extinguished without consideration being paid therefor, and any shares where the holder exercises their dissenters’ rights under Nevada law) will be automatically converted into the right to receive, among other things, one CVR. Each CVR represents the non-transferable contractual right to receive certain payments from Aytu in the form of additional shares of Aytu common stock and/or cash, at Aytu’s option, if specified revenue and profitability milestones are achieved. See “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228.

Voting Agreements

In connection with the execution of the merger agreement, the executive officers and directors and certain other stockholders of both Aytu and Innovus entered into voting agreements relating to the merger, and, following the execution of the merger agreement, certain investors in Innovus executed securities purchase agreements that contain certain provisions related to voting any securities held in favor of the merger. As of the date of this joint proxy statement/prospectus, approximately 35% of the outstanding voting common stock of Aytu and 26.0% of the outstanding voting common stock of Innovus are parties to voting agreements or agreements with similar provisions. The voting agreements executed in connection with the merger agreement provide, among other things, that the stockholders who are parties to the voting agreements will vote all of the shares held by them in favor of the merger and against any competing acquisition proposals. In addition, the form of voting agreement executed by officers and directors of Innovus also place certain restrictions on the transfer of the shares of Innovus held by the respective signatories thereto. Notwithstanding the foregoing, the form of voting agreement executed by a mutual stockholder of Innovus and Aytu does not contain the restrictions on the transfer contained in the other voting agreements.

Special Meeting of Stockholders of Aytu (see page 145)

At the Aytu special meeting, Aytu stockholders of record on January 13, 2020 will be asked to consider and vote on the following proposals:

•        to approve the merger consideration;

•        to approve the amendment to the Aytu Incentive Plan;

•        to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology; and

•        to approve the Aytu adjournment proposal.

Approval of the merger consideration is required for completion of the merger.

The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present is required to approve the merger consideration, the amendment to the Aytu Incentive Plan and the ratification of the Amended and Restated Bylaws of Aytu. Approval of the Aytu adjournment proposal, whether or not a quorum, as defined under Delaware law, is present, requires the affirmative vote of a majority of the votes present at the Aytu special meeting by Aytu stockholders entitled to vote.

The Aytu board unanimously recommends that Aytu stockholders vote “FOR” each of the proposals set forth above.

Special Meeting of Stockholders of Innovus (see page 149)

At the Innovus special meeting, Innovus stockholders will be asked to consider and vote on the following proposals:

•        to adopt the merger agreement;

•        to ratify the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ended December 31, 2020; and

•        to approve the Innovus adjournment proposal.

Approval of the merger agreement is required for completion of the merger.

The affirmative vote of holders of a majority of the shares of Innovus common stock outstanding as of the record date entitled to vote on the merger proposal is required to approve the merger proposal. Approval of the Innovus adjournment proposal, whether or not a quorum, as defined under Nevada law, is present, requires the affirmative vote of a majority of the votes present at the Innovus special meeting by Innovus stockholders entitled to vote.

The Innovus board unanimously recommends that Innovus stockholders vote “FOR” each of the proposals set forth above.

Recommendation of the Innovus Board of Directors and Its Reasons for the Merger (see page 149)

The Innovus Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Innovus and its stockholders. The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the proposal to adopt the merger agreement. For the factors considered by the Innovus Board in reaching this decision, see “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Innovus’ Reasons for the Merger; Recommendation of the Innovus Board of Directors that Innovus Stockholders Adopt the Merger Agreement” beginning on page 157 of this joint proxy statement/prospectus.

The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the ratification of the appointment of Hall & Company, Inc. as our independent registered public accounting firm for the fiscal year ending December 31, 2020. See “Innovus Proposal II: Ratification of the Appointment of Hall & Company, Inc. as our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2020” beginning on page 205 of this joint proxy statement/prospectus.

The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the Innovus adjournment proposal. See “Innovus Proposal III: Adjournment of the Innovus Special Meeting” beginning on page 207 of this joint proxy statement/prospectus.

Recommendation of the Aytu Board of Directors and Its Reasons for the Merger (see page 145)

The Aytu Board determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the merger consideration, are advisable, fair to and in the best interests of Aytu and its stockholders. The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the merger consideration proposal. For the factors considered by the Aytu Board in reaching this decision, see “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board of Directors that Aytu Stockholders Approve the Stock Issuance” beginning on page 166 of this joint proxy statement/prospectus.

The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the proposal to amend the Aytu Incentive Plan. See “Aytu Proposal II: Approval of the Amendments to the 2015 Stock Option and Incentive Plan” beginning on page 208 of this joint proxy statement/prospectus.

The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the proposal to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology. See “Aytu Proposal III: Ratification of the Decision of Aytu’s Board of Directors to Amend and Restate Aytu’s Bylaws to Allow for Virtual Meetings of Stockholders” beginning on page 217 of this joint proxy statement/prospectus.

The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the Aytu adjournment proposal. See “Aytu Proposal IV: Adjournment of the Aytu Special Meeting” beginning on page 218 of this joint proxy statement/prospectus.

Ownership of Aytu Common Stock After the Merger (see page 146)

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the merger. Based on the number of shares of Aytu common stock to be issued to Innovus stockholders upon closing of the merger and the number of shares of Aytu common stock outstanding as of January 15, 2020, it is expected that, immediately after completion of the merger, Aytu stockholders are expected to own approximately 84.0% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 16.0% of the outstanding shares of Aytu common stock (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Aytu and Innovus stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation. If all CVRs are paid out with the maximum number of shares of Aytu common stock, Innovus stockholders will receive an aggregate of 2,666,667 additional shares of Aytu common stock. See “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228 for a more detailed explanation.

Specific Performance; Remedies (see page 194)

Under the merger agreement, each of Aytu and Innovus is entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 172)

Initially, the merger is expected to qualify as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and therefore the merger should not be a taxable event for Innovus stockholders. However, should payouts under the CVRs be made in cash, the merger may no longer meet the conditions of Section 368. Under those circumstances, the transaction would become taxable to stockholders of Innovus, who would then realize a loss or a gain, depending on their basis in their Innovus shares.

Should any Innovus stockholders properly perfect statutory dissenters’ rights under Nevada law and receive cash in exchange for such stockholder’s shares of Innovus common stock rather than the Equity Issuances and/or other merger consideration will recognize capital gain or loss measured by the difference between the amount of cash received and the stockholder’s adjusted tax basis in those shares.

Rights of Innovus Stockholders Will Change as a Result of the Merger (see page 235)

Innovus stockholders will have different rights once they become Aytu stockholders due to differences between the organizational documents of Aytu and Innovus. These differences are described in more detail under “Comparison of Stockholder Rights” beginning on page 235 of this joint proxy statement/prospectus.

Litigation Relating to the Merger (see page 177)

As of January 15, 2020, no complaints had been filed by purported Innovus stockholders challenging the merger, and no complaints had been filed by purported Aytu stockholders challenging the merger. Notwithstanding the foregoing, Aytu is subject to certain litigation unrelated to the merger (see page 108).

Voting by Innovus and Aytu Directors, Officers and Significant Stockholders (see pages 146 and 150)

On the record date, directors of the Innovus Board and Innovus’ executive officers and their affiliates owned and were entitled to vote 201,036 shares of Innovus common stock, or approximately 6.3% of the total voting power of the shares of Innovus common stock outstanding on that date. On the record date, directors of the Aytu Board and Aytu’s executive officers and their affiliates owned and were entitled to vote 1,883,771 shares of Aytu common stock, or approximately 9% of the total voting power of the shares of Aytu common stock outstanding on that date. In addition, on the record date, Armistice owned and was entitled to vote 7,871,212 shares of Aytu common stock and 242,235 shares of Innovus common stock, representing 38.0% and 7.10% of the total voting power of the shares of Aytu common stock and Innovus common stock, respectively, outstanding on that date. It is anticipated that the Aytu Board, the Innovus Board, the officers of Aytu and Innovus and Armistice will vote in favor of the merger and the Equity Issuances, as applicable. In connection with the Cerecor transaction, Cerecor entered into a voting agreement with Aytu pursuant to which Cerecor agreed to vote or cause to be voted, all shares of capital stock of Aytu owned by Cerecor and entitled to be voted in favor of the proposed transactions set forth in the merger agreement. On the record date, Cerecor owned 9,805,845 shares of Series G preferred stock. The Series G preferred stock is non-voting until converted and can only be converted following approval of the Aytu shareholders. A preliminary proxy statement, as amended, was filed on November 21, 2019 in anticipation of a shareholder meeting to vote on this proposal. As such, these shares are not included in the aforementioned voting percentages.

Risk Factors (see page 26)

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 26 of this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 95 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement or approval of the stock issuance. You also should read and consider the risk factors associated with each of the businesses of Aytu and Innovus beginning on page 37 and page 68, respectively, of this joint proxy statement/prospectus.

Risks Related to the Merger

Because the exchange ratio is fixed and the market price of shares of Aytu common stock have fluctuated downwards and may continue to fluctuate, and because of the uncertainty of the value of, and the ultimate realization on, the CVRs, Innovus stockholders cannot be sure of the value of the merger consideration they will receive in the merger.

Upon completion of the merger, each holder of shares of Innovus common stock outstanding immediately prior to the completion of the merger (other than excluded stock and dissenting stock) will be converted into the right to receive (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) for each share of Innovus stock, one CVR, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” Because the exchange ratio is fixed, the value of the common stock consideration will depend on the market price of shares of Aytu common stock at the time the merger is completed. The market price of shares of Aytu common stock has fluctuated since the date of the announcement of the merger agreement, closing as low as $0.67 since the execution of the merger agreement, and may continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Innovus special meeting and the date the merger is completed, which could occur a considerable amount of time after the date of the Innovus special meeting, and thereafter. In addition, although an increase in the price of shares of Aytu common stock may benefit Innovus stockholders, in the event the price of shares of Aytu common stock is less than $1.69 at the time of closing of the merger, Innovus stockholders will realize a decrease in the value of the merger consideration. Moreover, the CVRs are non-transferable and there is also uncertainty regarding the value of the CVRs and whether any payment will ultimately be realized on the CVRs.

The market price of shares of Aytu common stock after the merger will continue to fluctuate and may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Innovus common stock or Aytu common stock.

Upon completion of the merger, holders of shares of Innovus common stock will become holders of shares of Aytu common stock. The market price of Aytu common stock may fluctuate significantly following completion of the merger, and holders of shares of Innovus common stock could lose the value of their investment in Aytu common stock if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the Innovus and Aytu business are not realized, or if the transaction costs relating to the merger are greater than expected, or if the financing related to the merger is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Aytu common stock in the merger could on its own have the effect of depressing the market price for Aytu common stock. In addition, many Innovus stockholders may decide not to hold the shares of Aytu common stock they receive as a result of the merger. Other Innovus stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Aytu common stock they receive as a result of the merger. Any such sales of Aytu common stock could have the effect of depressing the market price for Aytu common stock.

In addition, in the future Aytu may issue additional securities to raise capital. Aytu may also acquire interests in other companies by issuing Aytu common stock to finance the acquisition, in whole or in part. Aytu may also issue securities convertible into Aytu common stock.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Aytu common stock, regardless of Aytu’s actual operating performance.

The businesses of Aytu differ from those of Innovus in important respects and, accordingly, the results of operations of the combined company after the merger, as well as the market price of shares of Aytu common stock, may be affected by factors different from those that are currently affecting, historically have affected or would in the future affect the results of operations of Innovus and Aytu as stand-alone public companies, as well as the market price of shares of Innovus common stock and Aytu common stock prior to completion of the merger.

On October 10, 2019, Aytu entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Cerecor Inc. (“Cerecor”) to purchase and acquire certain of Cerecor’s pediatric and primary care product lines, which transaction is referred to in this joint proxy statement/prospectus as the Cerecor Transaction. Upon closing, as up-front consideration, Aytu paid a cash payment of $4.5 million, issued Series G convertible preferred stock valued at $12.5 million and assumed certain of Cerecor’s financial and royalty obligations, which include approximately $16.575 million of fixed payment obligations to Deerfield CSF, LLC and not more than $3.5 million of Medicaid rebates and products returns. The Series G convertible preferred stock can only be converted following approval of the Aytu shareholders. A preliminary proxy statement was filed on November 21, 2019 in anticipation of a shareholder meeting to vote on this proposal. The Series G convertible preferred stock and shares of Aytu common stock will be subject to a lock-up through July 1, 2020, restricting any transfers of such securities per a lock-up agreement with Cerecor. The potential issuance of shares of Aytu common stock underlying the convertible preferred stock to be issued in the Cerecor transaction could have the effect of depressing the market price for Aytu common stock.

Aytu and Innovus may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger.

Aytu’s success after the transaction will depend in part on the ability of Aytu to retain key executives and other employees of Innovus. Uncertainty about the effect of the merger on Aytu and Innovus employees may have an adverse effect on each of Aytu and Innovus separately and consequently the combined business. This uncertainty may impair Aytu’s and/or Innovus’ ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the merger, as employees of Aytu and Innovus may experience uncertainty about their future roles in the combined business.

Furthermore, if key employees of Aytu or Innovus depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Aytu may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Innovus has been able to attract or retain employees in the past.

Completion of the merger is subject to a number of other conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of Aytu and Innovus to complete the merger are subject to satisfaction or waiver of a number of conditions including, among other conditions: (1) the adoption of the merger agreement by a majority of the holders of the outstanding shares of Innovus common stock, (2) approval of the issuance of Aytu common stock, the CVRs and any other securities issued in connection with the merger by a majority of the votes cast by Aytu stockholders on the matter, (3) approval for listing on the Nasdaq Capital Market of Aytu common stock to be issued in connection with the merger, (4) effectiveness of the registration statement for the Aytu common stock to be issued in the merger and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC, (5) Entry of the parties into the CVR Agreement, (6) the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger, (7) all required consents, approvals and other authorizations of any governmental entity, as described in the merger agreement, shall have been obtained, (8) Aytu and certain officers of Innovus shall have entered into an employment agreement or separation agreements, as applicable, (9) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the merger agreement and (10) compliance in all material respects with the other party’s obligations under the merger agreement. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement — Conditions to Closing of the Merger” beginning on page 182 of this joint proxy statement/prospectus. There can be no assurance that the conditions to closing the merger will be satisfied or waived or that the merger will be completed within the expected time frame, or at all.

Aytu and Innovus may be targets of transaction related lawsuits which could result in substantial costs and may delay or prevent the merger from being completed. If the merger is completed, Aytu will also assume Innovus’ risks arising from various legal proceedings.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Aytu’s and Innovus’ respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Aytu’s and Innovus’ respective business, financial position and results of operation. See “Litigation Relating to the Merger” beginning on page 177 of this joint proxy statement/prospectus for more information about any litigation related to the merger and “Legal Proceedings” on page 108 of this joint proxy statement/prospectus for more information about certain litigation related to the Cerecor transaction that has been commenced prior to the date of this joint proxy statement/prospectus. There can be no assurance that no complaints will be filed with respect to the merger, or that any additional complaints will be filed with respect to the Cerecor transaction. Currently, with regard to the merger, Aytu and Innovus are not aware of any securities class action lawsuits or derivative lawsuits being filed with respect to the merger.

If the merger is completed, Aytu may fail to realize the anticipated benefits and cost savings of the merger, which could adversely affect the value of shares of Aytu common stock.

The success of the merger will depend, in part, on Aytu’s ability to realize the anticipated benefits and cost savings from combining the businesses of Aytu and Innovus. Aytu’s ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•        Aytu’s ability to successfully combine the businesses of Aytu and Innovus;

•        the risk that the combined businesses will not perform as expected;

•        the extent to which Aytu will be able to realize the expected synergies, which include potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and value creation resulting from the combination of the businesses of Aytu and Innovus;

•        the possibility that Aytu paid more for Innovus than the value it will derive from the merger;

•        the assumption of known and unknown liabilities of Innovus;

•        the possibility of a decline of the credit ratings of the combined company following the completion of the merger; and

•        the possibility of costly litigation challenging the merger.

If Aytu is not able to successfully combine the businesses of Aytu and Innovus within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the merger may not be realized fully or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the shares of Aytu common stock may be adversely affected.

Aytu and Innovus have operated and, until completion of the merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Aytu or Innovus employees, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Innovus and Aytu in order to realize the anticipated benefits of the merger so the combined business performs as expected include, among others:

•        combining the companies’ separate operational, financial, reporting and corporate functions;

•        integrating the companies’ technologies, products and services;

•        identifying and eliminating redundant and underperforming operations and assets;

•        harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

•        addressing possible differences in corporate cultures and management philosophies;

•        maintaining employee morale and retaining key management and other employees;

•        attracting and recruiting prospective employees;

•        consolidating the companies’ corporate, administrative and information technology infrastructure;

•        coordinating sales, distribution and marketing efforts;

•        managing the movement of certain businesses and positions to different locations;

•        maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

•        coordinating geographically dispersed organizations;

•        consolidating facilities of Innovus and Aytu that are currently in or near the same location; and

•        effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Innovus’ executive officers and directors have interests in the merger that may be different from your interests as a stockholder of Innovus.

When considering the recommendation of the Innovus Board that Innovus stockholders vote in favor of the adoption of the merger agreement, Innovus stockholders should be aware that Innovus’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Innovus stockholders generally, including new employment agreements, potential severance benefits, separation agreements, treatment of outstanding Innovus equity awards pursuant to the merger agreement and potential vesting of such awards in connection with a qualifying termination of employment on or following the merger (or, in certain circumstances, a termination of employment that otherwise occurs in connection with the merger), and rights to ongoing indemnification and insurance coverage. In addition, Steven Boyd, who is a director of Aytu, is the Chief Investment Officer and a director of Armistice, which is a substantial stockholder of both Aytu and Innovus. As a substantial stockholder of both companies, Armistice has significant influence over the outcome of the vote of Innovus’ stockholders regarding the merger consideration and will receive a substantial portion of the merger consideration issuable in the merger. See “Interests of Innovus’ Directors and Executive Officers in the Merger” beginning on page 195 of this joint proxy statement/prospectus for a more detailed description of these interests. The Innovus Board was aware of these interests and considered them, in addition to other matters, in evaluating and negotiating the merger agreement and in recommending that Innovus stockholders adopt the merger agreement.

Aytu’s executive officers and directors have interests in the merger that may be different from your interests as a stockholder of Innovus.

In considering the proposal to approve the merger agreement, as recommended by the Aytu Board, Aytu stockholders should be aware that Aytu’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders generally. Steven Boyd, who is a director of Aytu, is the Chief Investment Officer and a director of Armistice, which is a substantial stockholder of both Aytu and Innovus. As a substantial stockholder of both companies, Armistice has the ability to control the outcome of the vote of Aytu’s stockholders regarding the merger consideration and will receive a substantial portion of the merger consideration issuable in the merger. These interests are described in further detail under “Interests of Aytu’s Directors and Executive Officers in the Merger” and “The Merger Agreement — Indemnification and Insurance” beginning on pages 203 and 191, respectively, of this joint proxy statement/prospectus. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger consideration), and in recommending to Aytu stockholders that the merger consideration be approved.

The merger agreement contains provisions that make it more difficult for Aytu and Innovus to pursue alternatives to the merger and may discourage other companies from trying to acquire Innovus for greater consideration than what Aytu has agreed to pay.

The merger agreement contains provisions that make it more difficult for Innovus to sell its business to a party other than Aytu, or for Aytu to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement, in the case of Innovus, or the approval of the stock issuance, in the case of Aytu, and the other party generally has a right to match any acquisition proposal that may be made. However, at any time prior to the adoption of the merger agreement by Innovus stockholders, in the case of Innovus, or the approval of the stock issuance by Aytu stockholders, in the case of Aytu, such party’s board of directors is permitted to make an adverse recommendation change if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. In the event that either the Innovus Board or the Aytu Board make an adverse recommendation change, then such party may be required to pay a $250,000 termination fee. Aytu and Innovus also will be required to pay certain transaction expenses and other costs incurred in connection with the merger, whether or not the merger is completed, including certain fees and expenses of the other party in connection with the Innovus fee reimbursement or the Aytu fee reimbursement, as applicable. See “The Merger Agreement — No Solicitation” and “The Merger Agreement — Termination Fees and Expenses” beginning on pages 188 and 193, respectively, of this joint proxy statement/prospectus.

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Innovus or Aytu from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Innovus, or that party were prepared to enter into an agreement that may be favorable to Aytu or its stockholders, in the case of Aytu. Furthermore, the termination fees described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.

The shares of Aytu common stock to be received by Innovus stockholders upon completion of the merger will have different rights from shares of Innovus common stock.

Upon completion of the merger, Innovus stockholders will no longer be stockholders of Innovus, but will instead become stockholders of Aytu, and their rights as Aytu stockholders will be governed by the terms of Aytu’s certificate of incorporation, as it may be amended from time to time, which is referred to in this joint proxy statement/prospectus as Aytu’s certificate of incorporation, and Aytu’s amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as Aytu’s by-laws. The terms of Aytu’s certificate of incorporation and Aytu’s by-laws are in some respects materially different than the terms of Innovus’ certificate of incorporation, as they may be amended from time to time, which is referred to in this joint proxy statement/prospectus as Innovus’ certificate of incorporation, and Innovus’ amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as Innovus’ by-laws, which currently govern the rights of Innovus stockholders. See “Comparison of Stockholder Rights” beginning on page 235 of this joint proxy statement/prospectus for a discussion of the different rights associated with shares of Innovus common stock and shares of Aytu common stock.

In general, current Aytu stockholders and Innovus stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the management of the combined company.

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the merger. Based on the approximately 3.9 million shares of Aytu common stock expected to be issued to Innovus stockholders at closing and the 20,733,052 shares of Aytu common stock outstanding as of January 15, 2020, it is expected that, immediately after completion of the merger, Aytu stockholders are expected to own approximately 84.0% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 16.0% of the outstanding shares of Aytu common stock (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Aytu and Innovus stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to or occurring prior to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation. In addition, shares of Aytu common stock may be issued in payment of the CVRs. See “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228. Consequently, current Aytu stockholders in the aggregate will have less influence over the management and policies of Aytu than they currently have over the management and policies of Aytu, and Innovus stockholders in the aggregate will have significantly less influence over the management and policies of Aytu than they currently have over the management and policies of Innovus.

Armistice, which is a significant stockholder of both Aytu and Innovus, will be the largest stockholder of the combined company following the merger and able to exercise control over Aytu.

If, on January 15, 2020, the conditions to closing the merger are satisfied and the merger closes as described in the merger agreement, and assuming approximately 3.9 million shares of common stock are issued at close, Armistice would be expected to receive up to 279,456 shares of Aytu common stock (not including shares of Aytu common stock underlying CVRs and any shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights for shares of such Series H convertible preferred stock prior to the closing of the merger).

After giving effect to Armistice’s receipt of the merger consideration (without considering any potential CVR payout or shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights), Armistice would beneficially own up to 21,788,464 shares of Aytu common stock, including 13,637,796 shares of common stock underlying Armistice owned preferred stock/warrants, representing approximately 56.9% of the shares of Aytu common stock expected to be outstanding after the merger, including shares beneficially owned by Armistice. Armistice is, and after the merger will continue to be, the largest stockholder of Aytu and will be able to exercise control over Aytu. Armistice may use such control to influence Aytu after the merger in ways that could negatively affect Aytu’s operations and financial results. Notwithstanding the above, Armistice is restricted from holding at any given time greater than 40.0% of the outstanding Aytu common stock.

One of the conditions to closing the merger is the absence of any injunction or order being in effect that prohibits completion of the merger. Accordingly, if a plaintiff is successful in obtaining any injunction or order prohibiting the completion of the merger, then such injunction or order may prevent the merger from being completed, or from being completed within the expected timeframe.

In addition, if Aytu completes the merger, it will assume Innovus’ risks arising from legal proceedings. Like many pharmaceutical companies, Innovus is involved in various trademark, copyright, consumer, commercial, government investigations and other legal proceedings that arise from time to time in the ordinary course of its business. Aytu cannot predict with certainty the eventual outcome of Innovus’ pending or future legal proceedings and the ultimate outcome of such matters could be material to the combined company’s results of operations, cash flows and financial condition.

The indebtedness of the combined company following completion of the merger will be greater than Aytu’s indebtedness on a stand-alone basis and greater than the combined indebtedness of Aytu and Innovus existing prior to the announcement of the merger agreement. This increased level of indebtedness could adversely affect the combined company’s business flexibility, and increase its borrowing costs. Any resulting downgrades in Aytu’s and/or Innovus’ credit ratings could adversely affect Aytu’s, Innovus’ and/or the combined company’s respective businesses, cash flows, financial condition and operating results.

As of January 15, 2020, the current outstanding indebtedness of Innovus is $3.5 million, which is subject to change between January 15, 2020 and the closing. As a result of the merger, Aytu will assume the outstanding indebtedness of Innovus at the closing. In addition, in connection with the Cerecor transaction, Aytu assumed approximately $16.5 million of outstanding indebtedness of Cerecor. The amount of cash required to service Aytu’s increased indebtedness levels and thus the demands on Aytu’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Aytu individually prior to the merger. The increased levels of indebtedness could also reduce funds available to fund Aytu’s efforts to combine its business with Innovus and realize expected benefits of the merger and/or engage in investments in product development, capital expenditures, and other activities and may create competitive disadvantages for Aytu relative to other companies with lower debt levels. Aytu may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Aytu’s ability to arrange additional financing or refinancing will depend on, among other factors, Aytu’s financial position and performance, as well as prevailing market conditions and other factors beyond Aytu’s control. Aytu cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to Aytu or at all.

Aytu may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy Aytu’s obligations under Aytu’s indebtedness, which may not be successful. Aytu’s failure to meet its debt service obligations could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Aytu depends on cash on hand and revenue from operations to make scheduled debt payments. Aytu expects to be able to meet the estimated cash interest payments on the combined company’s debt following the merger through a combination of the expected revenue from operations of the combined company. However, Aytu’s ability to generate sufficient revenue from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of Aytu’s control. There can be no assurance that these sources will be adequate. If Aytu is unable to service Aytu’s indebtedness and fund Aytu’s operations, Aytu will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance Aytu’s indebtedness. Any such action may not be successful and Aytu may be unable to service Aytu’s indebtedness and fund Aytu’s operations, which could have a material adverse effect on the combined company’s business, financial condition or results of operations.

Aytu will incur significant transaction and integration-related costs in connection with the merger. In addition, the merger may not be accretive, and may be dilutive, to Aytu’s earnings per share, which may negatively affect the market price of shares of Aytu’s common stock.

Aytu expects to incur a number of non-recurring costs associated with the merger and combining the operations of the two companies. Aytu will incur significant transaction costs related to the merger. Aytu also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Aytu continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. While Aytu has assumed that a certain level of transaction expenses will be incurred, factors beyond Aytu’s control, such as certain of Innovus’ expenses, could affect the total amount or the timing of these expenses. Although Aytu expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Aytu to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

In addition, future events and conditions could decrease or delay the accretion that is currently projected or could result in dilution, including the issuance of shares of Aytu common stock or delivery of cash in payment of the CVRs upon the achievement of milestones, adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the merger. Any dilution of, decrease in or delay of any accretion to, Aytu’s earnings per share could cause the price of shares of Aytu common stock to decline or grow at a reduced rate.

Following the closing of the merger, there is a risk that a significant amount of the combined company’s total assets will be related to acquired intangible assets and goodwill, which are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. Because of the significance of these assets, any charges for impairment as well as amortization of intangible assets could have a material adverse effect on the combined company’s results of operations and financial condition.

The combined company will be subject to the risks that Innovus faces, in addition to the risks faced by Aytu. In particular, the success of the combined company will depend on its ability to obtain, commercialize and protect intellectual property.

Innovus and Aytu currently have a limited number of products (including products to be acquired by Aytu from Cerecor in the Cerecor transaction) and the combined company may not be successful in marketing and commercializing these products. In addition, following the merger Aytu may seek to develop current or new product candidates of both Aytu and Innovus. The testing, manufacturing and marketing of these products would require regulatory approvals, including approval from the FDA and similar bodies in other countries. To the extent the combined company seeks to develop product candidates, the future growth of the combined company would be negatively affected if Aytu, Innovus or the combined company fails to obtain requisite regulatory approvals within the expected time frames, or at all, in the United States and internationally for products in development and approvals for Aytu’s existing products for additional indications.

Upon the expiration or loss of patent protection for any of Aytu’s or Innovus’ existing products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a manufacturer of a generic version of one of these products, the combined company may quickly lose a significant portion of its sales of that product. Any such expiration or loss of patent protection that occurs sooner than anticipated would be harmful to the combined company and could have a material adverse effect on its business, financial condition or results of operations.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following completion of the merger or reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Aytu and Innovus prior to the merger or that of the combined company following the merger for several reasons. Among other things, the unaudited pro forma combined financial information does not reflect the effect of any potential divestitures that may occur prior to or subsequent to completion of the merger, the projected realization of cost savings following completion of the merger or any changes in applicable law (including applicable tax law) after the date of this joint proxy statement/prospectus. See the sections entitled “Certain Unaudited Pro Forma Condensed Combined Financial Statements,” “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration” and “Comparative Historical and Unaudited Pro Forma Combined Per Share Data” beginning on pages 85, 154 and 84, respectively, of this joint proxy statement/prospectus. The actual financial positions and results of operations of Innovus and Aytu prior to the merger and that of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and/or the prospective financial information included in this joint proxy statement/prospectus may not be realized and may be affected by other factors, which could lead to material changes to the combined company’s business that are not reflected in the unaudited pro forma combined financial information. Any significant changes in the market price of shares of Aytu common stock may cause a significant change in the purchase price used for Aytu’s accounting purposes and the pro forma combined financial information contained in this joint proxy statement/prospectus.

The opinion of Innovus’ financial advisor does not reflect changes in circumstances that may have occurred or that may occur between the signing of the merger agreement and the completion of the merger.

The Innovus Board has not obtained an updated opinion from its financial advisor as of the date of this joint proxy statement/prospectus, nor does it expect to receive an updated, revised or reaffirmed opinion prior to the completion of the merger. Changes in the operations and prospects of Innovus, general market and economic conditions and other factors that may be beyond the control of Innovus, and on which Innovus’ financial advisor’s opinion was based, may significantly alter the value of Innovus or the share price of Innovus common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Innovus’ financial advisor will not be updating its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Innovus Board’s recommendation that Innovus stockholders approve the merger proposal, however, is made as of the date of this joint proxy statement/prospectus. For a description of the opinion that the Innovus Board received from its financial advisors, see “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration” beginning on page 154 of this joint proxy statement/prospectus.

Certain Innovus agreements may contain change of control provisions that may have been triggered by the merger that, if acted upon or not waived, could cause the combined company to lose the benefit of such agreement and incur liabilities or replacement costs, which could have a material adverse effect on the combined company.

Innovus is party to, or may become party to after the date hereof, various agreements with third parties that may contain change of control provisions that may be triggered upon the completion of the merger. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the merger or the merger agreement, for which such consent or waiver was not obtained, the combined company could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the operations of the combined company.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following completion of the merger.

Following completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either Aytu’s or Innovus’ respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. There can be no assurances that the management of the combined company will be successful or that the combined company will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Risks Related to the CVRs

You may not receive any payment on the CVRs.

Your right to receive any future payment on the CVRs will be contingent upon the achievement of certain agreed upon operational milestones within the time periods specified in the CVR agreement. If the CVR milestones, as defined in the section titled “Descriptions of the CVRs — Milestone Payment” starting on page 228 of this joint proxy statement/prospectus, are not achieved for any reason within the time periods specified in the CVR agreement, no payment will be made under the CVRs, and the CVRs will expire valueless. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. See “Description of the CVRs” beginning on page 228 of this joint proxy statement/prospectus.

The CVRs are non-transferable and, therefore, the value of the CVRs is only realizable to the extent that CVR milestones are achieved.

Holders of the CVRs are not permitted to sell, assign, transfer, pledge, encumber, or in any other manner dispose of the CVRs, in whole or in part, other than in certain highly limited circumstances specified in the CVR agreement. As a result of this non-transferability, you will realize value from the CVRs only if a CVR milestone is achieved. See “Description of the CVRs” beginning on page 228 of this joint proxy statement/prospectus.

Payments on the CVRs, if any, will be made on an annual basis over the next five years, only if CVR milestones are actually achieved.

The determination of whether a CVR milestone has been achieved and any payment is due on the CVRs is determined on an annual basis after the end of each of the 2019, 2020, 2021, 2022 and 2023 calendar years. Unless a CVR milestone is achieved earlier, any payment due will be made, in shares of Aytu common stock or cash, at Aytu’s option, after the end of each such calendar year. Therefore, Innovus stockholders may not realize any value from the CVRs for several years, if ever. See “Description of the CVRs” beginning on page 228 of this joint proxy statement/prospectus.

Aytu is required to provide “reasonably sufficient commercial support” to allow the business unit to achieve the CVR milestones, but, under certain circumstances, Aytu may not be required to take certain actions to achieve the CVR milestones, which would have an adverse effect on the value, if any, of the CVRs.

Aytu has agreed to provide reasonably sufficient commercial support to allow the achievement of the performance milestones. However, Aytu is not required to provide more commercial support than the amount of commercial support provided by Innovus during the year ended December 31, 2018. As a result, factors and events may come to pass that result in Aytu permissibly devoting less effort to the achievement of any particular CVR milestone than Innovus would have devoted had Innovus remained a stand-alone company.

Aytu has agreed not to consolidate or merge with any other entity, or convey, transfer or lease its property or assets substantially as an entirety, unless such entity expressly agrees to assume the CVR obligations, which means Aytu’s value to certain acquirers may be reduced which, in turn, may reduce the value of Aytu’s common stock.

Aytu has agreed not to consolidate or merge with any other entity, or convey, transfer or lease its property or assets substantially as an entirety, unless such entity expressly agrees to assume Aytu’s obligations under the CVR agreement. This obligation may reduce the perceived value of Aytu to potential acquirors, which may adversely affect the price of Aytu’s common stock.

The U.S. federal income tax treatment of the CVRs is unclear.

The parties are taking the position that the CVR agreement represents an unsecured promise of additional contingent consideration for the acquisition of Innovus common stock, payable either in shares of Aytu common stock or in cash, at the option of Aytu. On that basis, if future payments are made under the CVR agreement entirely by the issuance of shares of Aytu common stock, it is expected that the receipt of such Aytu common stock will be tax free to the Innovus shareholders, or their successors, and treated as though delivered as an integral part of a tax-free reorganization.

If Aytu elects to make payments under the CVR agreement in cash, it is likely that such payments may compromise the tax-free treatment of the merger and may result, if sufficient in amount, in the entire merger being treated as a fully taxable transaction on a retroactive basis.

It is possible that the Internal Revenue Service, which is referred to in this joint proxy statement/prospectus as the IRS, may assert that the CVR agreement represents, in itself, additional merger consideration for the acquisition of the Innovus common stock and that consequently the merger transaction fails to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

There is no clear legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, another position that could result in materially worse U.S. federal income tax consequences to holders of the Innovus common stock. See “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Stock Issuance — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 172 of this joint proxy statement/prospectus.

RISK FACTORS RELATING TO AYTU

Within this “Risk Factors Relating to Aytu” section, references to “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to Aytu BioScience, Inc.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, have incurred losses, and can give no assurance of profitability.

We are a commercial-stage healthcare company with a limited operating history. Prior to implementing our commercial strategy in the fourth calendar quarter of 2015, we did not have a focus on profitability. As a result, we have not generated substantial revenue to date and are not profitable and have incurred losses in each year since our inception. Our net annual loss for the years ended June 30, 2019 and 2018 was $27.1 million and $10.2 million, respectively. We have not demonstrated the ability to be a profit-generating enterprise to date. Even though we expect to have revenue growth in the next several fiscal years, it is uncertain that the revenue growth will be significant enough to offset our expenses and generate a profit in the future. Our ability to generate significant revenue is uncertain, and we may never achieve profitability. We have a very limited operating history on which investors can evaluate our potential for future success. Potential investors should evaluate us in light of the expenses, delays, uncertainties, and complications typically encountered by early-stage healthcare businesses, many of which will be beyond our control. These risks include the following:

•        uncertain market acceptance of our products and product candidates;

•        lack of sufficient capital;

•        U.S. regulatory approval of our products and product candidates;

•        foreign regulatory approval of our products and product candidates;

•        unanticipated problems, delays, and expense relating to product development and implementation;

•        lack of sufficient intellectual property;

•        the ability to attract and retain qualified employees;

•        competition; and

•        technological changes.

As a result of our limited operating history, and the increasingly competitive nature of the markets in which we compete, our historical financial data, is of limited value in anticipating future operating expenses. Our planned expense levels will be based in part on our expectations concerning future operations, which is difficult to forecast accurately based on our limited operating history and the recentness of the acquisition of our products Natesto, Tuzistra XR, ZolpiMist, and MiOXSYS. We may be unable to adjust spending in a timely manner to compensate for any unexpected budgetary shortfall.

We have not received any substantial revenues from the commercialization of our current products to date and might not receive significant revenues from the commercialization of our current products or our product candidates in the near term. Even though Natesto, Tuzistra XR, ZolpiMist, as well as Karbinal, Ceflacor, Aciphex Sprinkle, Poly-vi-Flo and Tri-vi-Flor (the “Cerecor Products”) are each an approved drug that we are marketing, we only acquired Natesto in April 2016, ZolpiMist in June 2018, Tuzistra XR in November 2018 and the Cerecor Products in November 2019. In addition, we only launched our MiOXSYS device in early fiscal 2017. As a result, we have limited experience on which to base the revenue we could expect to receive from sales of these products. To obtain revenues from our products and product candidates, we must succeed, either alone or with others, in a range of challenging activities, including expanding markets for our existing products and completing clinical trials of our product candidates, obtaining positive results from those clinical trials, achieving marketing approval for those product candidates, manufacturing, marketing and selling our existing products and those products for which we, or our collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. We, and our collaborators, if any, may never succeed in these activities and, even if we do, or one of our collaborators does, we may never generate revenues that are sufficient enough for us to achieve profitability.

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain necessary capital when needed may force us to delay, limit or terminate our product expansion and commercialization efforts or other operations.

We are expending resources to expand the market for our products, none of which might be as successful as we anticipate or at all and all of which might take longer and be more expensive to market than we anticipate. We also are currently advancing our MiOXSYS device through clinical development. Developing product candidates is expensive, lengthy and risky, and we expect to incur research and development expenses in connection with our ongoing clinical development activities with the MiOXSYS System. As of September 30, 2019 our cash, cash equivalents and restricted cash totaling $7.3 million, available to fund our operations offset by an aggregate $3.7 million in accounts payable and other and accrued liabilities. In October 2019, we closed on a private placement of convertible Series F preferred stock and warrants, from which we received gross proceeds of approximately $10.0 million. As a result of the Cerecor transaction, we assumed obligations due to an investor including fixed and variable payments. We assumed fixed monthly payments equal to $0.1 million from November 2019 through January 2021 plus $15 million due in January 2021. Monthly variable payments due to the same investor are equal to 15% of net revenue generated from a subset of the Product Portfolio, subject to an aggregate monthly minimum of $0.1 million, except for January 2020, when a one-time payment of $0.2 million is due. The variable payment obligation continues until the earlier of either (i) aggregate variable payments of approximately $9.5 million have been made, or (ii) February 5, 2026. Further, certain of the products in the Product Portfolio require royalty payments ranging from 15% to 23.5% of net revenue. One of the products in the Product Portfolio requires the Company to generate minimum annual sales sufficient to represent annual royalties of approximately $1.8 million through 2033. As a result of the proposed Innovus merger, if successfully completed, additional consideration for up to $16 million in milestone payments in the form of CVRs may be paid to Innovus shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved.

In any event, we will require additional capital to continue the expansion of marketing efforts for (i) Natesto, Tuzistra XR, ZolpiMist, (ii) the recently acquired Cerecor products, and (iii) to obtain regulatory approval for, and to commercialize, our current product candidate, the MiOXSYS System. Raising funds in the current economic environment, as well our lack of operating history, may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to expand any existing product or develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be unable to expand the market for Natesto, Tuzistra XR, ZolpiMist, the recently acquired Cerecor products, or MiOXSYS and/or be required to significantly curtail, delay or discontinue one or more of our research or development programs for the MiOXSYS system, or any future product candidate or expand our operations generally or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

If we do not obtain the capital necessary to fund our operations, we will be unable to successfully expand the commercialization of Natesto, Tuzistra XR and ZolpiMist and to develop, obtain regulatory approval of, and commercialize, our current product candidate, the MiOXSYS System.

The expansion of marketing and commercialization activities for our existing products and the development of pharmaceutical products, medical diagnostics and medical devices is capital-intensive. We anticipate we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•        the costs, progress and timing of our efforts to expand the marketing of Natesto, Tuzistra XR and ZolpiMist;

•        progress in, and the costs of, our pre-clinical studies and clinical trials and other research and development programs;

•        the costs of securing manufacturing arrangements for commercial production;

•        the scope, prioritization and number of our research and development programs;

•        the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we obtain;

•        the costs of establishing, expanding or contracting for sales and marketing capabilities for any existing products and if we obtain regulatory clearances to market our current product candidate, the MiOXSYS system;

•        the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any; and

•        the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our commercialization efforts or our technologies, research or development programs.

If we are unable to consummate the merger, our stock price may be adversely affected and our financial condition may materially suffer.

If the merger is not completed for any reason, the trading price of our common stock may decline to the extent that the market price of our common stock reflects positive market assumptions that the merger will be completed and the related benefits will be realized. In addition, if the merger is not completed our financial condition could materially suffer, including, but not limited to:

•        limiting our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•        limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions; and

•        potential disruption to our business and distraction of our workforce and management team

We will incur substantial transaction fees and costs in connection with the merger.

We expect to incur a significant amount of non-recurring expenses in connection with the merger, including legal, accounting, financial advisory and other expenses. Additional unanticipated costs may be incurred following consummation of the merger in the course of the integration of our businesses with that of Innovus and Cerecor. We cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the businesses will offset the transaction and integration costs in the near term, or at all.

We will incur increased costs associated with, and our management will need to devote substantial time and effort to, compliance with public company reporting and other requirements.

As a public company, we incur significant legal, accounting and other expenses. In addition, the rules and regulations of the SEC and any national securities exchange to which we may be subject in the future impose numerous requirements on public companies, including requirements relating to our corporate governance practices, with which we will need to comply. Further, we will continue to be required to, among other things, file annual, quarterly and current reports with respect to our business and operating results. Based on currently available information and assumptions, we estimate that we will incur up to approximately $500,000 in expenses on an annual basis as a direct result of the requirements of being a publicly traded company. Our management and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations, and our efforts and initiatives to comply with those requirements could be expensive.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, our management conducted an assessment of the effectiveness of our internal controls over financial reporting for the year ended June 30, 2019 and concluded that such control was effective.

However, if in the future we were to conclude that our internal control over financial reporting were not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. As a consequence, we may not be able to complete any necessary remediation process in time to meet our deadline for compliance with Section 404 of the Sarbanes-Oxley Act. Also, there can be no assurance that we will not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses could result in financial statement errors which, in turn, could require us to restate our operating results.

If we are unable to conclude that we have effective internal control over financial reporting or if our independent auditors are unwilling or unable to provide us, when required, with an attestation report on the effectiveness of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, our stock price could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to maintain listing on the NASDAQ Capital Market.

Risks Related to Product Development, Regulatory Approval and Commercialization

Our products may prove to be difficult to effectively commercialize as planned.

Various commercial, regulatory, and manufacturing factors may impact our ability to maintain or grow revenues from sales of our products. Specifically, we may encounter difficulty by virtue of:

•        our inability to adequately market and increase sales of any of these products;

•        our inability to secure continuing prescribing of any of these products by current or previous users of the product;

•        our inability to effectively transfer and scale manufacturing as needed to maintain an adequate commercial supply of these products;

•        reimbursement and medical policy changes that may adversely affect the pricing, profitability or commercial appeal of our products; and

•        our inability to effectively identify and align with commercial partners outside the U.S., or the inability of those selected partners to gain the required regulatory, reimbursement, and other approvals needed to enable commercial success of our products.

We have limited experience selling our current products as they were acquired from other companies or were recently approved for sale. As a result, we may be unable to successfully commercialize our products and product candidates.

Despite our management’s extensive experience in launching and managing commercial-stage healthcare companies, we have limited marketing, sales and distribution experience with our current products. Our ability to achieve profitability depends on attracting and retaining customers for our current products, and building brand loyalty for our products. To successfully perform sales, marketing, distribution and customer support functions, we will face a number of risks, including:

•        our ability to attract and retain skilled support team, marketing staff and sales force necessary to increase the market for our approved products and to maintain market acceptance for our product candidates;

•        the ability of our sales and marketing team to identify and penetrate the potential customer base;

•        and the difficulty of establishing brand recognition and loyalty for our products.

In addition, we may seek to enlist one or more third parties to assist with sales, distribution and customer support globally or in certain regions of the world. If we do seek to enter into these arrangements, we may not be successful in attracting desirable sales and distribution partners, or we may not be able to enter into these arrangements on favorable terms, or at all. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our currently approved products may not achieve increased market acceptance and our product candidates may not gain market acceptance, which would materially impact our business and operations.

We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

We may not be able to develop our current or any future product candidates. Our product candidates will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence commercialization. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the U.S. and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the U.S., only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

We are not permitted to market a prescription product in the U.S. until we receive approval of a New Drug Application, or an NDA, or an Abbreviated New Drug Application, or an ANDA, for that product from the FDA, or in any foreign countries until we receive the requisite approval from such countries. Obtaining approval of an NDA or ANDA is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of any product candidate for many reasons, including, among others:

•        we may not be able to demonstrate that a product candidate is safe and effective to the satisfaction of the FDA;

•        the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

•        the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•        the FDA may require that we conduct additional clinical trials;

•        the FDA may not approve the formulation, labeling or specifications of any product candidate;

•        the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•        the FDA may find the data from pre-clinical studies and clinical trials insufficient to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks, such as the risk of drug abuse by patients or the public in general;

•        the FDA may disagree with our interpretation of data from our pre-clinical studies and clinical trials;

•        the FDA may not accept data generated at our clinical trial sites;

•        if an NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•        the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

•        the FDA may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•        the FDA may change its approval policies or adopt new regulations.

These same risks apply to applicable foreign regulatory agencies from which we may seek approval for any of our product candidates.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market any product candidate. Moreover, because a substantial portion of our business is or may be dependent upon our product candidates, any such setback in our pursuit of initial or additional regulatory approval would have a material adverse effect on our business and prospects.

If we fail to successfully acquire new products, we may lose market position.

Acquiring new products is an important factor in our planned sales growth, including products that already have been developed and found market acceptance. If we fail to identify existing or emerging consumer markets and trends and to acquire new products, we will not develop a strong revenue source to help pay for our development activities as well as possible acquisitions. This failure would delay implementation of our business plan, which could have a negative adverse effect on our business and prospects.

If we do not secure collaborations with strategic partners to test, commercialize and manufacture product candidates, we may not be able to successfully develop products and generate meaningful revenues.

We may enter into collaborations with third parties to conduct clinical testing, as well as to commercialize and manufacture our products and product candidates. If we are able to identify and reach an agreement with one or more collaborators, our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Collaboration agreements typically call for milestone payments that depend on successful demonstration of efficacy and safety, obtaining regulatory approvals, and clinical trial results. Collaboration revenues are not guaranteed, even when efficacy and safety are demonstrated. Further, the economic environment at any given time may result in potential collaborators electing to reduce their external spending, which may prevent us from developing our product candidates.

Even if we succeed in securing collaborators, the collaborators may fail to develop or effectively commercialize our products or product candidates. Collaborations involving our product candidates pose a number of risks, including the following:

•        collaborators may not have sufficient resources or may decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

•        collaborators may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;

•        collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

•        collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;

•        collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals;

•        collaborators may delay the development or commercialization of our product candidates in favor of developing or commercializing their own or another party’s product candidate; or

•        collaborators may decide to terminate or not to renew the collaboration for these or other reasons.

As a result, collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all.

Collaboration agreements are generally terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to commercialization of a product candidate. We also face competition in seeking out collaborators. If we are unable to secure collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our products or product candidates and may not generate meaningful revenues.

We or our strategic partners may choose not to continue an existing product or choose not to develop a product candidate at any time during development, which would reduce or eliminate our potential return on investment for that product.

At any time and for any reason, we or our strategic partners may decide to discontinue the development or commercialization of a product or product candidate. If we terminate a program in which we have invested significant resources, we will reduce the return, or not receive any return, on our investment and we will have missed the opportunity to have allocated those resources to potentially more productive uses. If one of our strategic partners terminates a program, we will not receive any future milestone payments or royalties relating to that program under our agreement with that party. As an example, we sold Primsol in March 2017, and discontinued Fiera and ProstaScint in June 2018.

Any pre-commercial product candidates we develop are expected to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

Pre-clinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. To the extent we seek to develop new product candidates, we cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a drug, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more trials would be a major set-back for that product candidate and for us. Due to our limited financial resources, an unfavorable outcome in one or more trials may require us to delay, reduce the scope of, or eliminate one or more product development programs, which could have a material adverse effect on our business, prospects and financial condition and on the value of our common stock.

In connection with clinical testing and trials, we face a number of risks, including:

•        a product candidate is ineffective, inferior to existing approved medicines, unacceptably toxic, or has unacceptable side effects;

•        patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

•        the results may not confirm the positive results of earlier testing or trials; and

•        the results may not meet the level of statistical significance required by the FDA or other regulatory agencies to establish the safety and efficacy of the product candidate.

To the extent we seek to develop new product candidates, if we do not successfully complete pre-clinical and clinical development, we will be unable to market and sell products derived from our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before an NDA may be submitted to the FDA. Although there are a large number of drugs in development in the U.S. and other countries, only a small percentage result in the submission of an NDA to the FDA, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business, prospects and financial condition will be materially harmed.

Delays, suspensions and terminations in any clinical trial we undertake could result in increased costs to us and delay or prevent our ability to generate revenues.

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. Should we undertake the development of a pharmaceutical product candidate, we would expect the necessary clinical trials to take up to 24 months to complete, but the completion of trials for any product candidates may be delayed for a variety of reasons, including delays in:

•        demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•        reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•        validating test methods to support quality testing of the drug substance and drug product;

•        obtaining sufficient quantities of the drug substance or device parts;

•        manufacturing sufficient quantities of a product candidate;

•        obtaining approval of an IND from the FDA;

•        obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;

•        determining dosing and clinical design and making related adjustments; and

•        patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

Should we ever conduct clinical trials or begin clinical development for new product candidates, the commencement and completion of clinical trials for such product candidates may be delayed, suspended or terminated due to a number of factors, including:

•        lack of effectiveness of product candidates during clinical trials;

•        adverse events, safety issues or side effects relating to the product candidates or their formulation or design;

•        inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive;

•        the need to sequence clinical trials as opposed to conducting them concomitantly in order to conserve resources;

•        our inability to enter into collaborations relating to the development and commercialization of our product candidates;

•        failure by us or our collaborators to conduct clinical trials in accordance with regulatory requirements;

•        our inability or the inability of our collaborators to manufacture or obtain from third parties materials sufficient for use in pre-clinical studies and clinical trials;

•        governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;

•        failure of our collaborators to advance our product candidates through clinical development;

•        delays in patient enrollment, variability in the number and types of patients available for clinical trials, and lower-than anticipated retention rates for patients in clinical trials;

•        difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment;

•        a regional disturbance where we or our collaborative partners are enrolling patients in our clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and

•        varying interpretations of our data, and regulatory commitments and requirements by the FDA and similar foreign regulatory agencies.

Many of these factors may also ultimately lead to denial of an NDA for a product candidate. If we experience delays, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed.

In addition, we may encounter delays or product candidate rejections based on new governmental regulations, future legislative or administrative actions, or changes in FDA policy or interpretation during the period of product development. If we obtain required regulatory approvals, such approvals may later be withdrawn. Delays or failures in obtaining regulatory approvals may result in:

•        varying interpretations of data and commitments by the FDA and similar foreign regulatory agencies; and

•        diminishment of any competitive advantages that such product candidates may have or attain.

Furthermore, if we fail to comply with applicable FDA and other regulatory requirements at any stage during this regulatory process, we may encounter or be subject to:

•        diminishment of any competitive advantages that such product candidates may have or attain;

•        delays or termination in clinical trials or commercialization;

•        refusal by the FDA or similar foreign regulatory agencies to review pending applications or supplements to approved applications;

•        product recalls or seizures;

•        suspension of manufacturing;

•        withdrawals of previously approved marketing applications; and

•        fines, civil penalties, and criminal prosecutions.

The medical device regulatory clearance or approval process is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from broadly commercializing the MiOXSYS System for clinical use.

The MiOXSYS System is subject to 510k de novo clearance by the FDA prior to its marketing for commercial use in the U.S., and to regulatory approvals beyond CE marking required by certain foreign governmental entities prior to its marketing outside the U.S. In addition, any changes or modifications to a device that has received regulatory clearance or approval that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, may require the submission of a new application for 510k de novo clearance, pre-market approval, or foreign regulatory approvals. The 510k de novo clearance and pre-market approval processes, as well as the process of obtaining foreign approvals, can be expensive, time consuming and uncertain. It generally takes from four to twelve months from submission to obtain 510k de novo clearance, and from one to three years from submission to obtain pre-market approval; however, it may take longer, and 510k de novo clearance or pre-market approval may never be obtained. We have limited experience in filing FDA applications for 510k de novo clearance and pre-market approval. In addition, we are required to continue to comply with applicable FDA and other regulatory requirements even after obtaining clearance or approval. There can be no assurance that we will obtain or maintain any required clearance or approval on a timely basis, or at all. Any failure to obtain or any material delay in obtaining FDA clearance or any failure to maintain compliance with FDA regulatory requirements could harm our business, financial condition and results of operations.

The approval process for pharmaceutical and medical device products outside the U.S. varies among countries and may limit our ability to develop, manufacture and sell our products internationally. Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and many other jurisdictions, we, and our collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional testing. We may conduct clinical trials for, and seek regulatory approval to market, our product candidates in countries other than the U.S. Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we may decide to first seek regulatory approvals of a product candidate in countries other than the U.S., or we may simultaneously seek regulatory approvals in the U.S. and other countries. If we or our collaborators seek marketing approval for a product candidate outside the U.S., we will be subject to the regulatory requirements of health authorities in each country in which we seek approval. With respect to marketing authorizations in Europe, we will be required to submit a European Marketing Authorisation Application, or MAA, to the European Medicines Agency, or EMA, which conducts a validation and scientific approval process in evaluating a product for safety and efficacy. The approval procedure varies among regions and countries and may involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval.

Obtaining regulatory approvals from health authorities in countries outside the U.S. is likely to subject us to all of the risks associated with obtaining FDA approval described above. In addition, marketing approval by the FDA does not ensure approval by the health authorities of any other country, and approval by foreign health authorities does not ensure marketing approval by the FDA.

Even if we, or our collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we or they market our products, which could materially impair our ability to generate revenue.

Even if we receive regulatory approval for a product candidate, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning in its labeling and on its packaging. Products with black box warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Accordingly, assuming we, or our collaborators, receive marketing approval for one or more of our product candidates, we, and our collaborators expect to continue to expend time, money and effort in all areas of regulatory compliance.

Any of our products and product candidates for which we, or our collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, and our collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our approved products and product candidates for which we, or our collaborators, obtain marketing approval, as well as the manufacturing processes, post approval studies and measures, labeling, advertising and promotional activities for such products, among other things, are or will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug outweigh its risks.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or our collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed, and our business will be harmed.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the initiation or completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of such milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•        our available capital resources or capital constraints we experience;

•        the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•        our receipt of approvals from the FDA and other regulatory agencies and the timing thereof;

•        other actions, decisions or rules issued by regulators;

•        our ability to access sufficient, reliable and affordable supplies of compounds used in the manufacture of our product candidates;

•        the efforts of our collaborators with respect to the commercialization of our products; and

•        the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business, prospects and results of operations may be harmed.

We rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing product candidates.

We rely, and will rely in the future, on medical institutions, clinical investigators, contract research organizations, contract laboratories, and collaborators to perform data collection and analysis and others to carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

•        the third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines;

•        we replace a third party; or

•        the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.

Third party performance failures may increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of our product candidates. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

Even if collaborators with which we contract in the future successfully complete clinical trials of our product candidates, those product candidates may not be commercialized successfully for other reasons.

Even if we contract with collaborators that successfully complete clinical trials for one or more of our product candidates, those candidates may not be commercialized for other reasons, including:

•        failure to receive regulatory clearances required to market them as drugs;

•        being subject to proprietary rights held by others;

•        being difficult or expensive to manufacture on a commercial scale;

•        having adverse side effects that make their use less desirable; or

•        failing to compete effectively with products or treatments commercialized by competitors.

Any third-party manufacturers we engage are subject to various governmental regulations, and we may incur significant expenses to comply with, and experience delays in, our product commercialization as a result of these regulations.

The manufacturing processes and facilities of third-party manufacturers we have engaged for our current approved products are, and any future third-party manufacturer will be, required to comply with the federal Quality System Regulation, or QSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of devices. The FDA enforces the QSR through periodic unannounced inspections of manufacturing facilities. Any inspection by the FDA could lead to additional compliance requests that could cause delays in our product commercialization. Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with the manufacturing processes and facilities of third-party manufacturers we engage, including the failure to take satisfactory corrective actions in response to an adverse QSR inspection, can result in, among other things:

•        administrative or judicially imposed sanctions;

•        injunctions or the imposition of civil penalties;

•        recall or seizure of the product in question;

•        total or partial suspension of production or distribution;

•        the FDA’s refusal to grant pending future clearance or pre-market approval;

•        withdrawal or suspension of marketing clearances or approvals;

•        clinical holds;

•        warning letters;

•        refusal to permit the export of the product in question; and

•        criminal prosecution.

Any of these actions, in combination or alone, could prevent us from marketing, distributing or selling our products, and would likely harm our business.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall drugs or devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert our management attention and financial resources, expose us to product liability or other claims, and harm our reputation with customers.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

We compete with companies that design, manufacture and market already-existing and new urology and sexual wellbeing products. We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and/or our competitors improve their current products. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Most of our current competitors, as well as many of our potential competitors, have greater name recognition, more substantial intellectual property portfolios, longer operating histories, significantly greater resources to invest in new technologies, more substantial experience in product marketing and new product development, greater regulatory expertise, more extensive manufacturing capabilities and the distribution channels to deliver products to customers. If we are not able to compete successfully, we may not generate sufficient revenue to become profitable. Our ability to compete successfully will depend largely on our ability to:

•        expand the market for our approved products;

•        successfully commercialize our product candidates alone or with commercial partners;

•        discover and develop product candidates that are superior to other products in the market;

•        obtain required regulatory approvals;

•        attract and retain qualified personnel; and

•        obtain patent and/or other proprietary protection for our product candidates.

Established pharmaceutical companies devote significant financial resources to discovering, developing or licensing novel compounds that could make our products and product candidates obsolete. Our competitors may obtain patent protection, receive FDA approval, and commercialize medicines before us. Other companies are or may become engaged in the discovery of compounds that may compete with the product candidates we are developing.

Natesto competes in a large, growing market. The U.S. prescription testosterone market is comprised primarily of topically applied treatments in the form of gels, solutions, and patches. Testopel® and Aveed®, injectable products typically implanted directly under the skin by a physician, are also FDA-approved. AndroGel is the market-leading TRT and is marketed by AbbVie.

For ZolpiMist, we compete with companies that design, manufacture and market treatments for insomnia, some of which have a large market share.

For the MiOXSYS System, we compete with companies that design, manufacture and market already existing and new in-vitro diagnostics and diagnostic imaging systems and radio-imaging agents for cancer detection.

We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and our competitors improve their current products. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Most of our current competitors, as well as many of our potential competitors, have greater name recognition, more substantial intellectual property portfolios, longer operating histories, significantly greater resources to invest in new technologies, more substantial experience in new product development, greater regulatory expertise, more extensive manufacturing capabilities and the distribution channels to deliver products to customers. If we are not able to compete successfully, we may not generate sufficient revenue to become profitable.

Any new product we develop or commercialize that competes with a currently-approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to address price competition and be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect one or more of the following:

•        our or our collaborators’ ability to set a price we believe is fair for our approved products;

•        our ability to generate revenue from our approved products and achieve profitability; and

•        the availability of capital.

The 2010 enactments of the Patient Protection and Affordable Care Act, or PPACA, and the Health Care and Education Reconciliation Act, or the Health Care Reconciliation Act, significantly impacted the provision of, and payment for, health care in the U.S. Various provisions of these laws are designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide health care benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. Amendments to the PPACA and/or the Health Care Reconciliation Act, as well as new legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the U.S., could influence the purchase of medicines and medical devices and reduce demand and prices for our products and product candidates, if approved. This could harm our or our collaborators’ ability to market any approved products and generate revenues. As we expect to receive significant revenues from reimbursement of our Natesto and ProstaScint products by commercial third-party payors and government payors, cost containment measures that health care payors and providers are instituting and the effect of further health care reform could significantly reduce potential revenues from the sale of any of our products and product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses. In addition, in certain foreign markets, the pricing of prescription drugs and devices is subject to government control and reimbursement may in some cases be unavailable. We believe that pricing pressures at the federal and state level, as well as internationally, will continue and may increase, which may make it difficult for us to sell any approved product at a price acceptable to us or any of our future collaborators.

In addition, in some foreign countries, the proposed pricing for a drug or medical device must be approved before it may be lawfully marketed. The requirements governing pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. A member state may require that physicians prescribe the generic version of a drug instead of our approved branded product. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products or product candidates. Historically, pharmaceutical products launched in the European Union do not follow price structures of the U.S. and generally tend to have significantly lower prices.

Our financial results will depend on the acceptance among hospitals, third-party payors and the medical community of our products and product candidates.

Our future success depends on the acceptance by our target customers, third-party payors and the medical community that our products and product candidates are reliable, safe and cost-effective. Many factors may affect the market acceptance and commercial success of our products and product candidates, including:

•        our ability to convince our potential customers of the advantages and economic value our products and product candidates over existing technologies and products;

•        the relative convenience and ease of our products and product candidates over existing technologies and products;

•        the introduction of new technologies and competing products that may make our products and product candidates less attractive for our target customers;

•        our success in training medical personnel on the proper use of our products and product candidates;

•        the willingness of third-party payors to reimburse our target customers that adopt our products and product candidates;

•        the acceptance in the medical community of our products and product candidates;

•        the extent and success of our marketing and sales efforts; and

•        general economic conditions.

If third-party payors do not reimburse our customers for the products we sell or if reimbursement levels are set too low for us to sell one or more of our products at a profit, our ability to sell those products and our results of operations will be harmed.

While Natesto, Tuzistra XR and ZolpiMist are already FDA-approved and generating revenues in the U.S., they may not receive, or continue to receive, physician or hospital acceptance, or they may not maintain adequate reimbursement from third party payors. Additionally, even if one of our product candidates is approved and reaches the market, the product may not achieve physician or hospital acceptance, or it may not obtain adequate reimbursement from third party payors. In the future, we might possibly sell other product candidates to target customers substantially all of whom receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid, other domestic and foreign government programs, private insurance plans and managed care programs. Reimbursement decisions by particular third-party payors depend upon a number of factors, including each third-party payor’s determination that use of a product is:

•        a covered benefit under its health plan;

•        appropriate and medically necessary for the specific indication;

•        cost effective; and

•        neither experimental nor investigational.

Third-party payors may deny reimbursement for covered products if they determine that a medical product was not used in accordance with cost-effective diagnosis methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for procedures and devices deemed to be experimental.

Obtaining coverage and reimbursement approval for a product from each government or third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our potential product to each government or third-party payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. In addition, eligibility for coverage does not imply that any product will be covered and reimbursed in all cases or reimbursed at a rate that allows our potential customers to make a profit or even cover their costs.

Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and reimbursement available for any product or product candidate, which in turn, could negatively impact pricing. If our customers are not adequately reimbursed for our products, they may reduce or discontinue purchases of our products, which would result in a significant shortfall in achieving revenue expectations and negatively impact our business, prospects and financial condition.

Manufacturing risks and inefficiencies may adversely affect our ability to produce our products.

We expect to engage third parties to manufacture components of the MiOXSYS system. We have an agreement for supplies of Natesto with Acerus, from whom we license Natesto. We have an agreement with a third-party manufacturer for our ZolpiMist product as well. We have an agreement for supplies of Tuzistra XR with Tris, from whom we license Tuzistra XR. For any future product, we expect to use third-party manufacturers because we do not have our own manufacturing capabilities. In determining the required quantities of any product and the manufacturing schedule, we must make significant judgments and estimates based on inventory levels, current market trends and other related factors. Because of the inherent nature of estimates and our limited experience in marketing our current products, there could be significant differences between our estimates and the actual amounts of product we require. If we do not effectively maintain our supply agreements for Natesto, we will face difficulty finding replacement suppliers, which could harm sales of those products. If we do not secure collaborations with manufacturing and development partners to enable production to scale of the MiOXSYS System, we may not be successful in selling or in commercializing the MiOXSYS System in the event we receive regulatory approval of the MiOXSYS System. If we fail in similar endeavors for future products, we may not be successful in establishing or continuing the commercialization of our products and product candidates.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured these components ourselves, including:

•        reliance on third parties for regulatory compliance and quality assurance;

•        possible breaches of manufacturing agreements by the third parties because of factors beyond our control;

•        possible regulatory violations or manufacturing problems experienced by our suppliers; and

•        possible termination or non-renewal of agreements by third parties, based on their own business priorities, at times that are costly or inconvenient for us.

Further, if we are unable to secure the needed financing to fund our internal operations, we may not have adequate resources required to effectively and rapidly transition our third party manufacturing. We may not be able to meet the demand for our products if one or more of any third-party manufacturers is unable to supply us with the necessary components that meet our specifications. It may be difficult to find alternate suppliers for any of our products or product candidates in a timely manner and on terms acceptable to us.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability will depend, in part, on our ability to commercialize our products and product candidates in foreign markets for which we intend to primarily rely on collaboration with third parties. If we commercialize our products or product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•        our inability to directly control commercial activities because we are relying on third parties;

•        the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•        different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•        import or export licensing requirements;

•        longer accounts receivable collection times;

•        longer lead times for shipping;

•        language barriers for technical training;

•        reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to our products;

•        foreign currency exchange rate fluctuations;

•        our customers’ ability to obtain reimbursement for our products in foreign markets; and

•        the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our products or product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We are subject to various regulations pertaining to the marketing of our approved products.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including prohibitions on the offer of payment or acceptance of kickbacks or other remuneration for the purchase of our products, including inducements to potential patients to request our products and services. Additionally, any product promotion educational activities, support of continuing medical education programs, and other interactions with health-care professionals must be conducted in a manner consistent with the FDA regulations and the Anti-Kickback Statute. The Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Violations of the Anti-Kickback Statute can also carry potential federal False Claims Act liability. Additionally, many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third party payer, not only the Medicare and Medicaid programs, and do not contain identical safe harbors. These and any new regulations or requirements may be difficult and expensive for us to comply with, may adversely impact the marketing of our existing products or delay introduction of our product candidates, which may have a material adverse effect on our business, operating results and financial condition.

Our products and product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.

Further, if a product candidate receives marketing approval and we or others identify undesirable side effects caused by the product after the approval, or if drug abuse is determined to be a significant problem with an approved product, a number of potentially significant negative consequences could result, including:

•        regulatory authorities may withdraw or limit their approval of the product;

•        regulatory authorities may require the addition of labeling statements, such as a “Black Box warning” or a contraindication;

•        we may be required to change the way the product is distributed or administered, conduct additional clinical trials or change the labeling of the product;

•        we may decide to remove the product from the marketplace;

•        we could be sued and held liable for injury caused to individuals exposed to or taking the product; and

•        our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing an affected product or product candidates and significantly impact our ability to successfully commercialize or maintain sales of our product or product candidates and generate revenues.

Natesto, Tuzistra XR, and ZolpiMist contain, and future other product candidates may contain, controlled substances, the manufacture, use, sale, importation, exportation, prescribing and distribution of which are subject to regulation by the DEA.

Natesto, Tuzistra XR and ZolpiMist, which are approved by the FDA, are regulated by the DEA as controlled substances. Before any commercialization of any product candidate that contains a controlled substance, the DEA will need to determine the controlled substance schedule, taking into account the recommendation of the FDA. This may be a lengthy process that could delay our marketing of a product candidate and could potentially diminish any regulatory exclusivity periods for which we may be eligible. Natesto, Tuzistra XR and ZolpiMist are, and our other product candidates may, if approved, be regulated as “controlled substances” as defined in the Controlled Substances Act of 1970, or CSA, and the implementing regulations of the DEA, which establish registration, security, recordkeeping, reporting, storage, distribution, importation, exportation, inventory, quota and other requirements administered by the DEA. These requirements are applicable to us, to our third-party manufacturers and to distributors, prescribers and dispensers of our product candidates. The DEA regulates the handling of controlled substances through a closed chain of distribution. This control extends to the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce. A number of states and foreign countries also independently regulate these drugs as controlled substances.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the U.S. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Natesto is regulated by the DEA as a Schedule III controlled substance, and ZolpiMist as a Schedule IV controlled substance. Consequently, the manufacturing, shipping, storing, selling and using of the products are subject to a high degree of regulation. Also, distribution, prescribing and dispensing of these drugs are highly regulated.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule.

Because of their restrictive nature, these laws and regulations could limit commercialization of our product candidates containing controlled substances. Failure to comply with these laws and regulations could also result in withdrawal of our DEA registrations, disruption in manufacturing and distribution activities, consent decrees, criminal and civil penalties and state actions, among other consequences.

If testosterone replacement therapies are found, or are perceived, to create health risks, our ability to sell Natesto could be materially adversely affected and our business could be harmed.

Recent publications have suggested potential health risks associated with testosterone replacement therapy, such as increased cardiovascular disease risk, including increased risk of heart attack or stroke, fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, and the suppression of sperm production. Prompted by these events, the FDA held a T-class Advisory Committee meeting on September 17, 2014 to discuss this topic further. The FDA has also asked health care professionals and patients to report side effects involving prescription testosterone products to the agency.

At the T-class Advisory Committee meeting held on September 17, 2014, the Advisory Committee discussed (i) the identification of the appropriate patient population for whom testosterone replacement therapy should be indicated and (ii) the potential risk of major adverse cardiovascular events, defined as non-fatal stroke, non-fatal myocardial infarction and cardiovascular death associated with testosterone replacement therapy.

At the meeting, the Advisory Committee voted that the FDA should require sponsors of testosterone products to conduct a post marketing study (e.g. observational study or controlled clinical trial) to further assess the potential cardiovascular risk.

It is possible that the FDA’s evaluation of this topic and further studies on the effects of testosterone replacement therapies could demonstrate the risk of major adverse cardiovascular events or other health risks or could impose requirements that impact the marketing and sale of Natesto, including:

•        mandate that certain warnings or precautions be included in our product labeling;

•        require that our product carry a “black box warning”; and

•        limit use of Natesto to certain populations, such as men without specified conditions.

Demonstrated testosterone replacement therapy safety risks, as well as negative publicity about the risks of hormone replacement therapy, including testosterone replacement, could hurt sales of and impair our ability to successfully relaunch Natesto, which could have a materially adverse impact on our business.

FDA action regarding testosterone replacement therapies could add to the cost of producing and marketing Natesto.

The FDA is requiring post-marketing safety studies for all testosterone replacement therapies approved in the U.S. to assess long-term cardiovascular events related to testosterone use. Depending on the total cost and structure of the FDA’s proposed safety studies there may be a substantial cost associated with conducting these studies. Pursuant to our license agreement with Acerus Pharmaceuticals, Acerus is obligated to reimburse us for the entire cost of any studies required for Natesto by the FDA. However, in the event that Acerus is not able to reimburse us for the cost of any required safety studies, we may be forced to incur this cost, which could have a material adverse impact on our business and results of operations.

There is a risk we may unable to sell and distribute certain of our products if we cannot comply with the serialization requirements of the Drug Quality and Security Act within the necessary time frames.

Title II of the Drug Quality and Security Act of 2013 provided increased FDA oversight over the ability to track and monitor the sale and distribution of prescription drugs. Over time, the level within the supply chain for which prescription drugs are to be tracked gets farther and farther down the chain. Currently, we are required to provide product identification information, or serialization, at the manufacturing batch, or lot level. However, going forward the law requires such tracking to done farther down the distribution chain including, (i) wholesaler authentication and verification in November 2019, (ii) pharmacy authentication and verification in the Fall of 2020, and at the unit level throughout the entire supply chain near the end of 2023. There is no guarantee that we will be able to satisfy each ever-stringent product identification requirements. Failing to do so could result in a delay or inability to sell our products within the United States of America.

Our approved products may not be accepted by physicians, patients, or the medical community in general.

Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we or any collaborator is unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any existing medicines or treatments. We cannot predict the degree of market acceptance of any of our approved products, which will depend on a number of factors, including, but not limited to:

•        the efficacy and safety of the product;

•        the approved labeling for the product and any required warnings;

•        the advantages and disadvantages of the product compared to alternative treatments;

•        our and any collaborator’s ability to educate the medical community about the safety and effectiveness of the product;

•        the reimbursement policies of government and third-party payors pertaining to the product; and

•        the market price of our product relative to competing treatments.

We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

Intellectual Property Risks Related to Our Business

We are dependent on our relationships and license agreements, and we rely on the patent rights granted to us pursuant to the license agreements.

A number of our patent rights are derived from our license agreements with third parties. Pursuant to these license agreements, we have licensed rights to various patents and patent applications within and outside of the United States. We may lose our rights to these patents and patent applications if we breach our obligations under such license agreements, including, without limitation, our financial obligations to the licensors. If we violate or fail to perform any term or covenant of the license agreements, the licensors may terminate the license agreements upon satisfaction of applicable notice requirements and expiration of any applicable cure periods. Additionally, any termination of license agreements, whether by us or the licensors will not relieve us of our obligation to pay any license fees owing at the time of such termination. If we fail to retain our rights under these license agreements, we will not be able to commercialize certain products subject to patent or patent application, and our business, results of operations, financial condition and prospects would be materially adversely affected.

The commercial success of our products depends, in large part, on our ability to use patents licensed to us by third parties in order to exclude others from competing with our products. The patent position of emerging pharmaceutical companies like us can be highly uncertain and involve complex legal and technical issues. Until our licensed patents are interpreted by a court, either because we have sought to enforce them against a competitor or because a competitor has preemptively challenged them, we will not know the breadth of protection that they will afford us. Our patents may not contain claims sufficiently broad to prevent others from practicing our technologies or marketing competing products. Third parties may intentionally attempt to design around our patents or design around our patents so as to compete with us without infringing our patents. Moreover, the issuance of a patent is not conclusive as to its validity or enforceability, and so our patents may be invalidated or rendered unenforceable if challenged by others.

We may renegotiate any of our existing license agreements or other material contracts on terms that might not be received by the market as favorable.

From time to time we may renegotiate the terms of our existing licensing agreements. There can be no guarantee that the terms of the renegotiated license agreement or other material contract will be viewed favorably by the market as evidenced by our stock price although the renegotiated terms might be advantageous to our business.

Our ability to compete may decline if we do not adequately protect our proprietary rights or if we are barred by the patent rights of others.

Our commercial success depends on obtaining and maintaining proprietary rights to our products and product candidates as well as successfully defending these rights against third-party challenges. We will only be able to protect our products and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our products and product candidates is uncertain due to a number of factors, including that:

•        we may not have been the first to make the inventions covered by pending patent applications or issued patents;

•        we may not have been the first to file patent applications for our products and product candidates;

•        others may independently develop identical, similar or alternative products, compositions or devices and uses thereof;

•        our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•        any or all of our pending patent applications may not result in issued patents;

•        we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•        any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•        our compositions, devices and methods may not be patentable;

•        others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•        others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our products and product candidates, we may still be barred from making, using and selling them because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to chemical compounds, therapeutic products, diagnostic devices, personal care products and devices and some of these relate to our products and product candidates. These could materially affect our ability to sell our products and develop our product candidates. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our products and product candidates may infringe. These patent applications may have priority over patent applications filed by us.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our business, prospects, financial condition and results of operations.

Pharmaceutical and medical device patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of pharmaceutical and medical device companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the U.S. Patent and Trademark Office, or USPTO, are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the U.S. and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products and product candidates without providing any compensation to us or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our products and product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and any such changes could have a negative impact on our business.

In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes the way issued patents are challenged, and changes the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of discovery and development of therapies and medical devices, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We expect to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific and commercial collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals and medical devices. This could make it difficult for us to stop the infringement of some of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the U.S. and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have or expect to have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We might employ individuals who were previously employed at universities or other biopharmaceutical or medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the pharmaceutical and medical device industries regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our products or product candidates infringe the intellectual property rights of others. If our development and commercialization activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs, compositions or devices. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and stock price. Any legal action against us or our collaborators could lead to:

•        payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•        injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or

•        we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business, prospects and financial condition. As a result, we could be prevented from commercializing our products and product candidates.

Risks Related to Our Organization, Structure and Operation

Armistice Capital, LLC and Armistice Capital Master Fund Ltd. (collectively, “Armistice”) own a significant percentage of our stock and Steven Boyd, the managing member of Armistice Capital, LLC and director of Armistice Master Fund is a member of our board of directors. As a result, Armistice could be able to exert significant control over us.

Since 2017, Armistice has invested approximately $19.6 million in our company through the purchase of our common stock, preferred stock and warrants in a series of our financings. Many of the securities Armistice holds limits their ability to beneficially own in excess of 4.99% or 9.99% of our common stock. However, the Series F Preferred Stock Armistice holds permits Armistice to convert the Series F Preferred Stock into shares of common stock so long as their ownership percentage in us does not exceed 40.0% upon a successful registration. On April 15, 2019, Steven Boyd was appointed to our board of directors. The significant ownership interest Armistice has, the significant investment that they have made in our company, and Steven Boyd’s position on our board of directors could give Armistice the ability to influence us through their ownership positions, even if they are prohibited from converting or exercising their preferred stock or warrants to acquire more than 40% of our common stock at any time. Further, this significant ownership potential may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If, on January 15, 2020, the conditions to closing the merger are satisfied and the merger closes as described in the merger agreement, and assuming approximately 3.9 million shares of common stock are issued at close, Armistice would be expected to receive up to 279,456 shares of Aytu common stock (not including shares of Aytu common stock underlying CVRs and any shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights for shares of such Series H convertible preferred stock prior to the closing of the merger).

After giving effect to Armistice’s receipt of the merger consideration (without considering any potential CVR payout or shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights), Armistice would beneficially own up to 21,788,464 shares of Aytu common stock, including 13,637,796 shares of common stock underlying Armistice owned preferred stock/warrants, representing approximately 56.9% of the shares of Aytu common stock expected to be outstanding after the merger. Armistice is, and after the merger will continue to be, the largest stockholder of Aytu and will be able to exercise control over Aytu. Armistice may use such control to influence Aytu after the merger in ways that could negatively affect Aytu’s operations and financial results. Notwithstanding the above, Armistice is restricted from holding at any given time greater than 40.0% of the outstanding Aytu common stock.

We may not be able to realize anticipated cost synergies from the pending acquisition.

The success of the merger and the Cerecor transaction will depend, in part, on our ability to realize anticipated cost synergies. Our success in realizing these cost synergies, and the timing of this realization, depends on the successful integration of our business and operations with the acquired business and operations. Even if we are able to integrate the acquired businesses and operations successfully, this integration may not result in the realization of the full benefits of the cost synergies of the pending acquisition that we currently expect within the anticipated time frame or at all.

We intend to acquire, through mergers, asset purchases or in-licensing, businesses or products, or form strategic alliances, in the future, and we may not realize the intended benefits of such acquisitions or alliances.

We intend to acquire, through mergers, asset purchases or in-licensing, additional businesses or products, form strategic alliances and/or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses or assets with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses or assets if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition or alliance, we will achieve the expected synergies to justify the transaction. These risks apply to our acquisition of Natesto in April 2016, ZolpiMist in June 2018, Tuzistra XR in November 2018 and the Cerecor Products in November 2019. As an example, we acquired Primsol in October 2015, but sold it in March 2017. Depending on the success or lack thereof of any of our existing or future acquired products and product candidates, we might seek to out-license, sell or otherwise dispose of any of those products or product candidates, which could adversely impact our operations if the dispositions triggers a loss, accounting charge or other negative impact.

In fiscal 2019, the great majority of our gross revenue and gross accounts receivable were due to three significant customers, the loss of which could materially and adversely affect our results of operations.

In fiscal 2019, four customers contributed greater than 10% of the Company’s gross revenue during the year ended June 30, 2019 and 2018, respectively. For year ended June 30, 2019, four customers accounted for 87% of gross revenue. The loss of one or more of the Company’s significant partners or collaborators could have a material adverse effect on its business, operating results or financial condition.

We are also subject to credit risk from our accounts receivable related to our product sales. As of June 30, 2019, four customers accounted for 88% of gross accounts receivable. As of June 30, 2018, four customers accounted for 93% of gross accounts receivable.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of January 15, 2020, we had 78 full-time employees, and in connection with being a public company, we expect to continue to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the planned expanded commercialization of our approved products and the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to expand the market for our approved products and develop our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key personnel and attracting qualified management personnel and our business could be harmed if we lose personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our directors, officers and key personnel. Any of our directors could resign from our board at any time and for any reason. Although our executive officers Joshua Disbrow, Jarrett Disbrow, David Green and Matthew Phillips have employment agreements, the existence of an employment agreement does not guarantee the retention of the executive officer for any period of time, and each agreement obligates us to pay the officer lump sum severance of two years of salary if we terminate him without cause, as defined in the agreement, which could hurt our liquidity. The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. We do not maintain key person life insurance for any of our officers or key personnel. The loss of any of our directors or key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

We compete for such personnel, including directors, against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, including claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. Notwithstanding the foregoing, the exclusive provision shall not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of pharmaceutical, medical device and personal care products and devices. Side effects of, or manufacturing defects in, products that we develop and commercialized could result in the deterioration of a patient’s condition, injury or even death. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Claims may be brought by individuals seeking relief for themselves or by individuals or groups seeking to represent a class. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

We may be subject to legal or administrative proceedings and litigation other than product liability lawsuits which may be costly to defend and could materially harm our business, financial condition and operations.

Although we maintain general liability, clinical trial liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims could prevent or inhibit the commercial production and sale of any of our products and product candidates that receive regulatory approval, which could adversely affect our business. Product liability claims could also harm our reputation, which may adversely affect our collaborators’ ability to commercialize our products successfully.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a loss of clinical trial data for our product candidates which could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Our business and operations could suffer in the event of information technology security breaches.

Security breaches, phishing, spoofing, attempts by others to gain unauthorized access to our information technology systems, and other cyberattacks are becoming more sophisticated and are sometimes successful. These incidents, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks (or to an electronic system operated by a third party for our benefit) and impersonating authorized users, among others. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. The theft, unauthorized use, transfer, or publication of our intellectual property, our confidential business information, or the personal data of our employees by third parties or by our employees could harm our competitive position, reduce the value of our strategic initiatives or otherwise adversely affect our business. To the extent that any security breach or other cybersecurity incident results in inappropriate disclosure of our customers’, suppliers’, licensees’ or employees’ confidential information, we may incur liability as a result. We expect to continue devoting significant resources to the security of our information technology systems and the training of our employees. However, we cannot ensure that our efforts will be sufficient to prevent or mitigate the damage caused by a cyberattack, cybersecurity incident or network disruption.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of June 30, 2019, we had federal net operating loss carryforwards of approximately $73.8 million. The available net operating losses, if not utilized to offset taxable income in future periods, will begin to expire in 2025 and will, except for certain indefinite-lived net operating loss carryforwards, will completely expire in 2038. Under the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, including, without limitation, the consolidated income tax return regulations, various corporate changes could limit our ability to use our net operating loss carryforwards and other tax attributes to offset our income. Because Ampio’s equity ownership interest in our company fell to below 80% in January 2016, we were deconsolidated from Ampio’s consolidated federal income tax group. As a result, certain of our net operating loss carryforwards may not be available to us and we may not be able to use them to offset our U.S. federal taxable income. As a consequence of the deconsolidation, it is possible that certain other tax attributes and benefits resulting from U.S. federal income tax consolidation may no longer be available to us. Our company and Ampio do not have a tax sharing agreement that could mitigate the loss of net operating losses and other tax attributes resulting from the deconsolidation or our incurrence of liability for the taxes of other members of the consolidated group by reason of the joint and several liability of group members. In addition to the deconsolidation risk, an “ownership change” (generally a 50% change in equity ownership over a three-year period) under Section 382 of the Code could limit our ability to offset, post-change, our U.S. federal taxable income. Section 382 of the Code imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change net operating loss carryforwards and certain recognized built-in losses. We believe that the August 2017 financing created over a 50% change in our equity ownership so our current tax loss carryforward will be limited in the future. Either the deconsolidation or the ownership change scenario could result in increased future tax liability to us.

Risks Related to Securities Markets and Investment in our Securities

We cannot assure you that the common stock will remain listed on the NASDAQ Capital Market.

The common stock is currently listed on the NASDAQ Capital Market. Although we currently meet the listing standards of the NASDAQ Capital Market, we cannot assure you that we will be able to maintain the continued listing standards of the NASDAQ Capital Market. If we fail to satisfy the continued listing requirements of the NASDAQ Capital Market, such as the corporate governance requirements, minimum bid price requirement or the minimum stockholder’s equity requirement, the NASDAQ Capital Market may take steps to de-list our common stock. If we are delisted from the NASDAQ Capital Market then our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board securities market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from the NASDAQ Capital Market could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

On September 30, 2019, our stockholders’ equity totaled approximately $2.3 million, thereby potentially resulting in a stockholders’ equity deficiency upon the filing of this Form 10-Q. However, subsequent to September 30, 2019, we completed (i) the Offering with the Investors, raising approximately $9.2 million in equity financing (see Note 1), and (ii) the “Asset Purchase Agreement” in which we issued approximately 9.8 million shares of Series G Convertible Preferred Stock worth an initial estimate of approximately $5.6 million, resulting in an increase in stockholders’ equity of approximately $14.8 million in the aggregate. Accordingly, as of the filing of this Form 10-Q for the three months ended September 30, 2019, our stockholders’ equity balance exceeded the minimum $2.5 million threshold and, therefore, we believe we regained compliance with all applicable Nasdaq Listing Requirements.

On April 9, 2018, we received a letter from NASDAQ indicating that the Company has failed to comply with the minimum bid price requirement of NASDAQ Listing Rule 5550(a)(2). NASDAQ Listing Rule 5550(a)(2) requires that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share. However, on August 10, 2018, we effected a 1-for-20 reverse stock split, which has brought us back into compliance with NASDAQ Listing Rule 5550(a)(2).

On November 1, 2019, Aytu became aware that as of September 30, 2019, Aytu stockholders’ equity fell below the $2.5 million threshold. However, as of October 13, 2019, the deficiency was remediated as a result of Aytu completing an offering, raising approximately $9.3 million in equity financing. Aytu proactively contacted the Nasdaq Capital Markets on November 5, 2019 to disclose and discuss non-compliance with Rule 5550(b) as of September 30, 2019 and the subsequent remediation. Aytu disclosures included in its Form 10-Q for the three months ended September 30, 2019 mitigated any need to address the matter subsequent to the filing of the Company’s Form 10-Q.

Future sales and issuances of our equity securities or rights to purchase our equity securities, including pursuant to equity incentive plans, would result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may, as we have in the past, sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be further diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to existing stockholders.

Pursuant to our 2015 Stock Plan, our Board of Directors is currently authorized to award up to a total of 3.0 million shares of common stock or options to purchase shares of common stock to our officers, directors, employees and non-employee consultants. As of September 30, 2019, options to purchase 1,544 shares of common stock issued under our 2015 Stock Plan at a weighted average exercise price of $325.64 per share were outstanding. In addition, at September 30, 2019, there were outstanding warrants to purchase an aggregate of 16,459,663 shares of our common stock at a weighted average exercise price of $4.16. Stockholders will experience dilution in the event that additional shares of common stock are issued under our 2015 Stock Plan, or options issued under our 2015 Stock Plan are exercised, or any warrants are exercised for shares of our common stock.

Our share price is volatile and may be influenced by numerous factors, some of which are beyond our control.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•        the products or product candidates we acquire for commercialization;

•        the products and product candidates we seek to pursue, and our ability to obtain rights to develop, commercialize and market those product candidates;

•        our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•        actual or anticipated adverse results or delays in our clinical trials;

•        our failure to expand the market for our currently approved products or commercialize our product candidates, if approved;

•        unanticipated serious safety concerns related to the use of any of our product candidates;

•        overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;

•        conditions or trends in the healthcare, biotechnology and pharmaceutical industries;

•        introduction of new products offered by us or our competitors;

•        announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•        our ability to maintain an adequate rate of growth and manage such growth;

•        issuances of debt or equity securities;

•        sales of our common stock by us or our stockholders in the future, or the perception that such sales could occur;

•        trading volume of our common stock;

•        ineffectiveness of our internal control over financial reporting or disclosure controls and procedures;

•        general political and economic conditions;

•        effects of natural or man-made catastrophic events;

•        other events or factors, many of which are beyond our control;

•        adverse regulatory decisions;

•        additions or departures of key scientific or management personnel;

•        changes in laws or regulations applicable to our product candidates, including without limitation clinical trial requirements for approvals;

•        disputes or other developments relating to patents and other proprietary rights and our ability to obtain patent protection for our product candidates;

•        our dependence on third parties, including CROs and scientific and medical advisors;

•        our ability to uplist our common stock to a national securities exchange;

•        failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;

•        actual or anticipated variations in quarterly operating results; and

•        failure to meet or exceed the estimates and projections of the investment community.

In addition, the stock market in general, and the stocks of small-cap healthcare, biotechnology and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and any trading volume could decline.

Any trading market for our common stock that may develop will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us or our business. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively affected. If securities or industry analysts initiate coverage, and one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and any trading volume to decline.

We effected a reverse stock split at a ratio of 1-for-20 on August 10, 2018, which may not achieve one or more of our objectives.

We have effected three reverse stock splits since July 1, 2015, each of which has impacted the trading liquidity of the shares of our common stock. There can be no assurance that the market price per share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split. The market price of our shares may fluctuate and potentially decline after a reverse stock split. Accordingly, the total market capitalization of our common stock after a reverse stock split may be lower than the total market capitalization before the reverse stock split. Moreover, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

Additionally, there can be no assurance that a reverse stock split will result in a per-share market price that will attract institutional investors or investment funds or that such share price will satisfy investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve. Further, if a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plan or otherwise, could result in dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We could need significant additional capital in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors in a prior transaction may be materially diluted by subsequent sales. Additionally, any such sales may result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock. Further, any future sales of our common stock by us or resales of our common stock by our existing stockholders could cause the market price of our common stock to decline. Any future grants of options, warrants or other securities exercisable or convertible into our common stock, or the exercise or conversion of such shares, and any sales of such shares in the market, could have an adverse effect on the market price of our common stock.

Some provisions of our charter documents and applicable Delaware law may discourage an acquisition of us by others, even if the acquisition may be beneficial to some of our stockholders.

Provisions in our Certificate of Incorporation and Amended and Restated Bylaws, as well as certain provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so may benefit some of our stockholders. These provisions include:

•        the authorization of 50.0 million shares of “blank check” preferred stock, the rights, preferences and privileges of which may be established and shares of which may be issued by our Board of Directors at its discretion from time to time and without stockholder approval;

•        limiting the removal of directors by the stockholders;

•        allowing for the creation of a staggered board of directors;

•        eliminating the ability of stockholders to call a special meeting of stockholders; and

•        establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by the board of directors. This provision could have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, whether or not it is desired by or beneficial to our stockholders.

Any provision of our Certificate of Incorporation or Bylaws or of Delaware law that is applicable to us that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock in the event that a potentially beneficial acquisition is discouraged, and could also affect the price that some investors are willing to pay for our common stock.

The elimination of personal liability against our directors and officers under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our Certificate of Incorporation and our Bylaws eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our Certificate of Incorporation and our Bylaws and individual indemnification agreements we intend to enter with each of our directors and executive officers provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by the Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders.

We do not intend to pay cash dividends on our capital stock in the foreseeable future.

We have never declared or paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. Any future payment of cash dividends in the future would depend on our financial condition, contractual restrictions, solvency tests imposed by applicable corporate laws, results of operations, anticipated cash requirements and other factors and will be at the discretion of our Board of Directors. Our stockholders should not expect that we will ever pay cash or other dividends on our outstanding capital stock.

RISK FACTORS RELATING TO INNOVUS

Within this “Risk Factors Relating to Innovus” section, references to “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to Innovus Pharmaceuticals, Inc.

Risks Associated with Our Financial Condition

We have a history of significant recurring losses and these losses may continue in the future, therefore negatively impacting our ability to achieve our business objectives.

As of the nine months ended September 30, 2019 and the year ended December 31, 2018, we had an accumulated deficit of approximately $49.8 million and $43.9 million, respectively. In addition, we incurred net losses of approximately $6.0 million and $8.3 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. These losses may continue in the future. We expect to continue to incur significant sales and marketing, research and development, and general and administrative expense. As a result, we will need to generate significant revenue to achieve profitability, and we may never achieve profitability. Revenue and profit, if any, will depend upon various factors, including (1) growing the current sales of our products, (2) the successful acquisition of additional commercial products, (3) raising capital to implement our growth strategy, (4) obtaining any applicable regulatory approvals of our proposed product candidates, (5) the successful licensing and commercialization of our proposed product candidates, and (6) growth and development of our operations. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We may require additional financing to satisfy our current contractual obligations and execute our business plan.

We have not been profitable since inception. As of September 30, 2019, we had approximately $1.0 million in cash. We had a net loss of approximately $6.0 million and $8.3 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. Additionally, sales of our existing products are significantly below the levels necessary to achieve positive cash flow. Although we expect that our existing capital resources and revenue from sales of our products will be sufficient to allow us to continue our operations, commence the product development process and launch selected products through at least November 13, 2020, no assurances can be given that we will not need to raise additional capital to fund our business plan. If we are not able to raise sufficient capital, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

If we issue additional shares of common stock or preferred stock in the future, it will result in the dilution of our existing shareholders.

Our Amended and Restated Articles of Incorporation authorize the issuance of up to 292.5 million shares of common stock and up to 7.5 million shares of preferred stock. The issuance of any such shares of common stock or preferred stock may result in a decrease in value of your investment. If we do issue any such additional shares of common stock or preferred stock with voting rights, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our corporation.

If we issue additional debt securities, our operations could be materially and negatively affected.

We have historically funded our operations partly through the issuance of debt securities. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations. In addition, we may be required to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies or products that we would otherwise seek to develop or commercialize ourselves or license rights to technologies or products on terms that are less favorable to us than might otherwise be available.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carry-forwards (“NOLs”) and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future as a result of the Merger or subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act” (“TCJA”) that significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We do not expect tax reform to have a material impact to our projection of minimal cash taxes or to our net operating losses. Our net deferred tax assets and liabilities will be revalued at the newly enacted U.S. corporate rate, and the impact will be recognized in our tax expense in the year of enactment. We continue to examine the impact this tax reform legislation may have on our business. The impact of this tax reform on holders of our common stock is uncertain and could be adverse. This Annual Report does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders, including purchasers of common stock in this offering, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

Our internal control over financial reporting may not be effective, which could have a significant and adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, which we collectively refer to as Section 404, require us to evaluate our internal control over financial reporting and require management to report on the effectiveness of this internal control as of the end of each fiscal year. In addition, if and when we are no longer a “small reporting company” under applicable SEC rules, Section 404 will require us to obtain an attestation report from our independent registered public accounting firm as to our internal control over financial reporting.

Effective internal control is necessary for us to produce accurate and reliable financial reports and is important in our efforts to prevent financial fraud. In the course of our Section 404 evaluations, we or our independent registered public accounting firm may identify significant deficiencies or material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting or if management or our independent registered public accounting firm discover significant deficiencies or material weaknesses, we may be unable to produce accurate and reliable financial report or prevent fraud, which could result in a loss of customer or inventor confidence in us or our public disclosures and negatively impact our stock price. Any of these outcomes could harm our financial condition and results of operations.

Further, our Section 404 evaluations may lead us to conclude that enhancements, modifications or changes to our internal control over financial reporting are necessary or desirable. Implementing any such changes would divert the attention of management, involve significant time and costs and negatively impact our financial reporting functions during the transition, any of which could have a material negative effect on our results of operations and financial condition.

Risks Associated with Our Business Model

We have not produced significant revenue over a period of time. This makes it difficult to evaluate our future prospects and increases the risk that we will not be successful.

While we have been in existence for a number of years, we only generated net revenue of approximately $4.8 million in 2016, approximately $8.8 million in 2017, approximately $24.0 million in 2018 and approximately $18.0 million for the nine months ended September 30, 2019, and our operations have not yet been profitable. No assurances can be given that we will generate any significant revenue in the future. Our operations have not produced significant revenue over a period of time and may not produce significant revenue in the near term, which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. Investors must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

The success of our business currently depends on the successful continuous commercialization of our main products and these products may not be successfully grown beyond their current levels.

We currently have a limited number of products for sale. The success of our business currently depends on our ability, directly or through a commercial partner, to successfully market and sell those limited products outside the U.S. and to expand our retail and online channels in the U.S.

Although we have commercial products that we can currently market and sell, we will continue to seek to acquire or license other products and we may not be successful in doing so.

We currently have a limited number of products. We may not be successful in marketing and commercializing these products to the extent necessary to sustain our operations. In addition, we will continue to seek to acquire or license non-prescription pharmaceutical and consumer health products. The successful consummation of these types of acquisitions and licensing arrangements is subject to the negotiation of complex agreements and contractual relationships and we may be unable to negotiate such agreements or relationships on a timely basis, if at all, or on terms acceptable to us.

Changes in government regulation or in practices relating to the pharmaceutical industry could change the need for the products we provide.

Governmental and regulatory agencies throughout the world, but particularly in the United States, strictly regulate the drug development and sales process. Changes in regulation, such as regulatory submissions to meet the internal research and development standards of pharmaceutical research, a relaxation in existing regulatory requirements, the introduction of simplified drug approval procedures or an increase in regulatory requirements that we may have difficulty satisfying or that make our products less competitive, could substantially change the demand for our products and the prices at which we are able to sell our products.

If we fail to successfully introduce new products, we may lose market position.

New products, product improvements, line extensions and new packaging will be an important factor in our sales growth. If we fail to identify emerging consumer trends, to maintain and improve the competitiveness of our existing products or to successfully introduce new products on a timely basis, we may lose market position. Continued product development and marketing efforts have all the risks inherent in the development of new products and line extensions, including development delays, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

Our sales and marketing functions are currently very limited and we currently rely on direct to consumer advertisements and third parties to help us promote our products to physicians in the U.S., as well as, rely on our partners outside the U.S. We will need to maintain the commercial partners we currently have and attract others or be in a position to afford qualified or experienced marketing and sales personnel for our products.

We have had only approximately $8.8 million in net revenue in 2017, approximately $24.0 million in 2018 and approximately $18.0 million during the nine months ended September 30, 2019. We will need to continue to develop strategies, partners and distribution channels to promote and sell our products.

We have no commercial manufacturing capacity and rely on third-party contract manufacturers to produce commercial quantities of our products.

We do not have the facilities, equipment or personnel to manufacture commercial quantities of our products and therefore must rely on qualified third-party contract manufactures with appropriate facilities and equipment to contract manufacture commercial quantities of products. These third-party contract manufacturers are also subject to current good manufacturing practice (“cGMP”) regulations, which impose extensive procedural and documentation requirements. Any performance failure on the part of our contract manufacturers could delay commercialization of any approved products, depriving us of potential product revenue.

Failure by our contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns or other problems that could materially adversely affect our business. Contract manufacturers may encounter difficulties involving production yields, quality control and quality assurance. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other applicable government regulations; however, beyond contractual remedies that may be available to us, we do not have control over third-party manufacturers’ compliance with these regulations and standards.

If for some reason our contract manufacturers cannot perform as agreed, we may be required to replace them. Although we believe there are a number of potential replacements, we may incur added costs and delays in identifying and qualifying any such replacements.

The inability of a manufacturer to ship orders of our products in a timely manner or to meet quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect as our revenue would decrease and we would incur net losses as a result of sales of the product, if any sales could be made.

We are also dependent on certain third parties for the supply of the raw materials necessary to develop and manufacture our products, including the active and inactive pharmaceutical ingredients used in our products. We are required to identify the supplier of all the raw materials for our products in any drug applications that we file with the FDA and all FDA-approved products that we acquire from others. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the FDA, which would likely delay or interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist.

In addition, we obtain some of our raw materials and products from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties, foreign currency risk and other government clearances. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of our products. In addition, any changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for research and development prior to the expiration of the applicable U.S. or foreign patents.

Our marketing and advertising in the US are regulated by the Federal Trade Commission and State and County Attorneys General

With respect to Federal Trade Commission (“FTC”) matters, if the FTC has reason to believe the law is being violated (e.g. failure to possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us by the FTC could materially and adversely affect our ability to successfully market our products.

In addition, our marketing and advertising is regulated by regulations, administrative actions and legal proceeding of various State and County Attorneys General across the United States. Any regulation, administrative actions or legal proceeding against us by any of these entities could materially and adversely affect our ability to successfully market our products.

Our U.S. business could be adversely affected by changes as a result of the current U.S. presidential administration.

Statements made by the Trump Administration regarding the possibility of imposing additional importation tariffs from certain countries such as China could affect the cost of certain of our product components. In addition, the Trump Administration has appointed and employed many new secretaries, directors and the like into positions of authority in the U.S. Federal government dealing with the pharmaceutical and healthcare industries that may potentially have a negative impact on the prices and the regulatory pathways for certain pharmaceuticals, nutritional supplements and health care products such as those developed, marketed and sold by us. Such changes in the regulatory pathways could adversely affect and or delay our ability to market and sell our products in the U.S.

The business that we conduct outside the U.S. may be adversely affected by international risk and uncertainties.

Although our operations are based in the U.S., we conduct business outside the U.S. and expect to continue to do so in the future. In addition, we plan to seek approvals to sell our products in foreign countries. Any business that we conduct outside the U.S. will be subject to additional risks that may materially adversely affect our ability to conduct business in international markets, including:

•        Potentially reduced protection for intellectual property rights;

•        Unexpected changes in tariffs, trade barriers and regulatory requirements;

•        Economic weakness, including inflation or political instability, in particular foreign economies and markets;

•        Workforce uncertainty in countries where labor unrest is more common than in the United States;

•        Production shortages resulting from any events affecting a product candidate and/or finished drug product supply or manufacturing capabilities abroad;

•        Business interruptions resulting from geo-political actions, including war and terrorism or natural disasters, including earthquakes, hurricanes, typhoons, floods and fires; and

•        Failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act (“FCPA”).

These factors or any combination of these factors may adversely affect our revenue or our overall financial performance.

Acquisitions involve risks that could result in a reduction of our operating results, cash flows and liquidity.

We have made, and in the future may, continue to make strategic acquisitions including licenses of third-party products. However, we may not be able to identify suitable acquisition and licensing opportunities. We may pay for acquisitions and licenses with our common stock or with convertible securities, which may dilute your investment in our common stock, or we may decide to pursue acquisitions and licenses that investors may not agree with. In connection with one of our latest acquisitions, we have also agreed to substantial earn-out arrangements. To the extent we defer the payment of the purchase price for any acquisition or license through a cash earn-out arrangement, it will reduce our cash flows in subsequent periods. In addition, acquisitions or licenses may expose us to operational challenges and risks, including:

•        The ability to profitably manage acquired businesses or successfully integrate the acquired business’ operations and financial reporting and accounting control systems into our business;

•        Increased indebtedness and contingent purchase price obligations associated with an acquisition;

•        The ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•        The availability of funding sufficient to meet increased capital needs;

•        Diversion of management’s attention; and

•        The ability to retain or hire qualified personnel required for expanded operations.

Completing acquisitions may require significant management time and financial resources. In addition, acquired companies may have liabilities that we failed, or were unable, to discover in the course of performing due diligence investigations. We cannot assure you that the indemnification granted to us by sellers of acquired companies will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with businesses or properties we assume upon consummation of an acquisition. We may learn additional information about our acquired businesses that materially adversely affect us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Failure to successfully manage the operational challenges and risks associated with, or resulting from, acquisitions could adversely affect our results of operations, cash flows and liquidity. Borrowings or issuance of convertible securities associated with these acquisitions may also result in higher levels of indebtedness, which could impact our ability to service our debt within the scheduled repayment terms.

We will need to expand our operations and increase our size, and we may experience difficulties in managing growth.

As we increase the number of products we own or have the right to sell, we will need to increase our sales, marketing, product development and scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•        Successfully attract and recruit new employees with the expertise and experience we will require;

•        Successfully grow our marketing, distribution and sales infrastructure; and

•        Continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully operate our business.

Our success depends to a significant extent upon the continued services of Dr. Bassam Damaj, our President and Chief Executive Officer. Dr. Damaj has overseen our current business strategy since inception and provides leadership for our growth and operations strategy as well as being our sole employee with any significant scientific or pharmaceutical experience. Loss of the services of Dr. Damaj would have a material adverse effect on our growth, revenue and prospective business. The loss of any of our key personnel, or the inability to attract and retain qualified personnel, may significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations.

Any employment agreement we enter into will not ensure the retention of the employee who is a party to the agreement. In addition, we have only limited ability to prevent former employees from competing with us. Furthermore, our future success will also depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional personnel. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Moreover, competition for personnel with the scientific and technical skills that we seek is extremely high and is likely to remain high. Because of this competition, our compensation costs may increase significantly. We presently have no scientific employees.

We may not be able to continue to pay consultants, vendors and independent contractors through the issuance of equity instruments in order to conserve cash.

We have paid numerous consultants and vendor fees through the issuance of equity instruments in order to conserve our cash; however, there can be no assurance that we, our vendors, consultants or independent contractors, current or future, will continue to agree to this arrangement. As a result, we may be asked to spend more cash for the same services, or we may not be able to retain the same consultants, vendors, etc.

We face significant competition and have limited resources compared to our competitors.

We are engaged in a highly competitive industry. We can expect competition from numerous companies, including large international enterprises and others entering the market for products similar to ours. Most of these companies have greater research and development, manufacturing, patent, legal, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors’ financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our product candidates.

Competition and technological change may make our product candidates and technologies less attractive or obsolete.

We compete with established pharmaceutical and biotechnology companies that are pursuing other products for the same markets we are pursuing and that have greater financial and other resources. Other companies may succeed in developing or acquiring products earlier than us, developing products that are more effective than our products or achieve greater market acceptance. As these companies develop their products, they may develop competitive positions that may prevent, make futile, or limit our product commercialization efforts, which would result in a decrease in the revenue we would be able to derive from the sale of any products.

Risks Relating to Intellectual Property

If we fail to protect our intellectual property rights, our ability to pursue the development of our technologies and products would be negatively affected.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies to produce and market products in direct competition with us and erode our competitive advantage. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the U.S. Many companies have had difficulty protecting their proprietary rights in these foreign countries. We may not be able to prevent misappropriation of our proprietary rights.

We have received, and are currently seeking, patent protection for numerous compounds and methods of use. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our products by obtaining and defending patents. These risks and uncertainties include the following: patents that may be issued or licensed may be challenged, invalidated or circumvented, or otherwise may not provide any competitive advantage; our competitors, many of which have substantially greater resources than us and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with or eliminate our ability to make, use and sell our potential products either in the U.S. or in international markets and countries other than the U.S. may have less restrictive patent laws than those upheld by U.S. courts, allowing foreign competitors the ability to exploit these laws to create, develop and market competing products.

Moreover, any patents issued to us may not provide us with meaningful protection or others may challenge, circumvent or narrow our patents. Third parties may also independently develop products similar to our products, duplicate our unpatented products or design around any patents on products we develop. Additionally, extensive time is required for development, testing and regulatory review of a potential product. While extensions of patent term due to regulatory delays may be available, it is possible that, before any of our products candidates can be commercialized, any related patent, even with an extension, may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.

In addition, the U.S. Patent and Trademark Office (the “PTO”) and patent offices in other jurisdictions have often required that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we or our licensors are able to obtain patents, the patents may be substantially narrower than anticipated.

Our success depends on our patents, patent applications that may be licensed exclusively to us and other patents to which we may obtain assignment or licenses. We may not be aware, however, of all patents, published applications or published literature that may affect our business either by blocking our ability to commercialize our products, by preventing the patentability of our products to us or our licensors or by covering the same or similar technologies that may invalidate our patents, limit the scope of our future patent claims or adversely affect our ability to market our products.

In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

Patent protection and other intellectual property protection are crucial to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

The pharmaceutical industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies have employed intellectual property litigation to gain a competitive advantage. We may become subject to infringement claims or litigation arising out of patents and pending applications of our competitors or additional interference proceedings declared by the PTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, PTO proceedings and related legal and administrative proceedings are costly and time-consuming to pursue, and their outcome is uncertain. Litigation may be necessary to enforce our issued patents, to protect our trade secrets and know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities, require us to obtain licenses from third parties or restrict or prevent us from selling our products in certain markets. Although patent and intellectual property disputes might be settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include our paying large fixed payments and ongoing royalties. Furthermore, the necessary licenses may not be available on satisfactory terms or at all.

Competitors may infringe our patents and we may file infringement claims to counter infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Also, a third party may assert that our patents are invalid and/or unenforceable. There are no unresolved communications, allegations, complaints or threats of litigation related to the possibility that our patents are invalid or unenforceable. Any litigation or claims against us, whether merited or not, may result in substantial costs, place a significant strain on our financial resources, divert the attention of management and harm our reputation. An adverse decision in litigation could result in inadequate protection for our product candidates and/or reduce the value of any license agreements we have with third parties.

Interference proceedings brought before the PTO may be necessary to determine priority of invention with respect to our patents or patent applications. During an interference proceeding, it may be determined that we do not have priority of invention for one or more aspects in our patents or patent applications and could result in the invalidation in part or whole of a patent or could put a patent application at risk of not issuing. Even if successful, an interference proceeding may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or interference proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the price of our common stock could be adversely affected.

If we infringe the rights of third parties, we could be prevented from selling products, forced to pay damages and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to: obtain licenses, which may not be available on commercially reasonable terms, if at all; abandon an infringing product candidate; redesign our products or processes to avoid infringement; stop using the subject matter claimed in the patents held by others; pay damages; and/or defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us, which is in excess of our insurance coverage, could have a material adverse effect upon us and on our financial condition.

We may face additional litigation owing to the nature and sales channels of our products.

Since we currently have more than 35 products on the market in the U.S. and have growing revenue, from time to time, we may face product liability litigation and/or other litigation from certain regulatory agencies such as the Federal Trade Commission, Attorney General, Better Business Bureau, among others owing to the manner that we market and sell certain of our products such as through nationwide newspaper advertisements, direct mailing or other direct to consumer campaigns. If we are unsuccessful in defending claims brought against us, the result could have a material impact on the profit and losses of the Company.

Changes in trends in the pharmaceutical and biotechnology industries, including difficult market conditions, could adversely affect our operating results.

The biotechnology, pharmaceutical and medical device industries generally, and drug discovery and development companies more specifically, are subject to increasingly rapid technological changes. Our competitors and others might develop technologies or products that are more effective or commercially attractive than our current or future technologies or products or that render our technologies or products less competitive or obsolete. If competitors introduce superior technologies or products and we cannot make enhancements to our technologies or products to remain competitive, our competitive position and, in turn, our business, revenue and financial condition, would be materially and adversely affected.

We may encounter new FDA rules, regulations and laws that could impede our ability to sell our OTC products.

The FDA regulates most of our OTC or non-prescription drugs using its OTC Monograph, which when final, is published in the Code of Federal Regulations at 21 CFR Parts 330-358. Such of our products that meet each of these conditions established in the OTC Monograph regulations, as well as all other regulations, may be marketed without prior approval by the FDA. If the FDA changes its OTC Monograph regulatory process, it may subject us to additional FDA rules, regulations and laws that may be more time consuming and costly to us and could negatively affect our business.

The third-party manufacturer from the Novalere acquisition may never receive ANDA approval to manufacture FlutiCare®, which we are relying upon to generate future revenue outside the U.S. and as a second source of supply within the U.S.

Because of the unpredictability of the FDA review process for generic drugs, the ANDA filed by the third-party manufacturer to enable it to manufacture our product FlutiCare® may never be approved by the FDA for a variety of reasons. If such ANDA is not approved, we will not be able to realize revenue from the sale of this drug outside of the U.S. unless we secure another manufacturing source and we will not have a second source of supply for the manufacturing of FlutiCare® in the U.S.

Risks Related to Ownership of our Common Stock

There is currently limited public trading market for our common stock and we cannot assure you that an active trading market will develop in the near future.

Our common stock is currently quoted under the symbol “INNV” in the over-the-counter markets, including the OTCQB tier of the OTC Markets Group, Inc. Although we have submitted an application to have our shares traded on the Nasdaq Capital Market, it is currently not listed on a national exchange, there is currently very limited trading in our securities, and no assurances can be given that our shares will ever by traded on the Nasdaq Capital market or any other national exchange. There may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales. We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained. You may not be able to liquidate your shares quickly or at the market price if trading in our common stock is not active.

Sales of additional shares of our common stock could cause the price of our common stock to decline.

As of January 15, 2020, we had 3,204,401 shares of common stock outstanding. A substantial number of those shares are restricted securities and such shares may be sold under Rule 144 of the Securities Act of 1933, as amended (“Securities Act”), subject to any applicable holding period. As such, sales of the above shares or other substantial amounts of our common stock in the public or private markets, or the availability of such shares for sale by us, including the issuance of common stock upon conversion and/or exercise of outstanding convertible securities, warrants and options, could adversely affect the price of our common stock. We may sell additional shares or securities convertible into shares of common stock, which could adversely affect the market price of shares of our common stock. In addition, the sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to obtain future financing. To the extent the trading price of our common stock at the time of exercise of any of our outstanding options or warrants exceeds their exercise price, such exercise will have a dilutive effect on our stockholders.

The market price for our common stock may be volatile and your investment in our common stock could decline in value.

The stock market in general has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology and specialty pharmaceutical companies, particularly companies like ours with limited product revenue, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•        Announcements of technological innovations or new products by us or our competitors;

•        Changes in state and federal laws and regulations with respect to the sale and production of hemp-derived oils;

•        Announcement of FDA approval or disapproval of our product candidates or other product-related actions;

•        Developments involving our discovery efforts and clinical trials;

•        Developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation against us or our potential licensees;

•        Developments involving our efforts to commercialize our products, including developments impacting the timing of commercialization;

•        Announcements concerning our competitors or the biotechnology, pharmaceutical or drug delivery industry in general;

•        Public concerns as to the safety or efficacy of our products or our competitors’ products;

•        Changes in government regulation of the pharmaceutical or medical industry;

•        Actual or anticipated fluctuations in our operating results;

•        Changes in financial estimates or recommendations by securities analysts;

•        Developments involving corporate collaborators, if any;

•        Changes in accounting principles; and

•        The loss of any of our key management personnel.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether meritorious or not, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results and financial condition.

We do not anticipate paying dividends on our common stock and, accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our common stock and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our Company if you require dividend income from your investment in our Company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common stock, which is uncertain and unpredictable. There is no guarantee that our common stock will appreciate in value.

Nevada law and provisions in our charter documents may delay or prevent a potential takeover bid that would be beneficial to common stockholders.

Our Charter and our Bylaws contain provisions that may enable our Board of Directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our Common Stock. These provisions include the following:

•        Our board of directors may increase the size of the board of directors up to nine directors and fill vacancies on the board of directors; and

•        Our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, Chapter 78 of the Nevada Revised Statutes also contains provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. The combinations with interested stockholders provisions of the Nevada Revised Statutes, subject to certain exceptions, restrict our ability to engage in any combination with an interested stockholder for three years after the date a stockholder becomes an interested stockholder, unless, prior to the stockholder becoming an interested stockholder, our board of directors gave approval for the combination or the acquisition of shares which caused the stockholder to become an interested stockholder. If the combination or acquisition was not so approved prior to the stockholder becoming an interested stockholder, the interested stockholder may effect a combination after the three-year period only if either the stockholder receives approval from a majority of the outstanding voting shares, excluding shares beneficially owned by the interested stockholder or its affiliates or associates, or the consideration to be paid by the interested stockholder exceeds certain thresholds set forth in the statute. For purposes of the foregoing provisions, “interested stockholder” means either a person, other than us or our subsidiaries, who directly or indirectly beneficially owns 10% or more of the voting power of our outstanding voting shares, or one of our affiliates or associates which at any time within three years immediately before the date in question directly or indirectly beneficially owned 10% or more of the voting power of our outstanding shares.

In addition, the acquisition of controlling interest provisions of the Nevada Revised Statutes provides that a stockholder acquiring a controlling interest in our Company, and those acting in association with that stockholder, obtain no voting rights in the control shares unless voting rights are conferred by stockholders holding a majority of our voting power (exclusive of the control shares). For purposes of these provisions, “controlling interest” means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or indirectly or in association with others) one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power in the election of our directors, and “control shares” means those shares the stockholder acquired on the date it obtained a controlling interest or in the 90-day period preceding that date.

Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages, and the effect of these provisions may be to discourage, delay or prevent a change in control of our Company.

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Our Charter gives our Board of Directors the right to create new series of preferred stock. As a result, our Board of Directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights, which could adversely affect the voting power and equity interest of the holders of common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any shares of preferred stock, or to create a series of preferred stock, we may issue such shares in the future.

Our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•        That a broker or dealer approve a person’s account for transactions in penny stocks; and

•        The broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•        Obtain financial information and investment experience objectives of the person; and

•        Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•        Sets forth the basis on which the broker or dealer made the suitability determination; and

•        That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AYTU

The following table presents selected historical consolidated financial data of Aytu. The selected historical consolidated financial data of Aytu for the fiscal years ended June 30, 2019 and 2018 and as of June 30, 2019 and 2018 are derived from Aytu’s audited consolidated financial statements and related notes for the year ended June 30, 2019, which are included in this joint proxy statement/prospectus. The selected historical consolidated financial data of Aytu for each of the fiscal years ended June 30, 2017, 2016 and 2015, and as of June 30, 2017, 2016 and 2015, have been derived from Aytu’s audited consolidated financial statements for such years, which are not included in this joint proxy statement/prospectus.

The selected historical consolidated financial data of Aytu as of, and for the three months ended September 30, 2019 are derived from Aytu’s unaudited consolidated financial statements and related notes for the quarterly period ended September 30, 2019, which are included in this joint proxy statement/prospectus.

The following selected historical consolidated financial data of Aytu set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Aytu’s audited consolidated financial statements for the year ended June 30, 2019 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 110 of this joint proxy statement/prospectus and the notes to Aytu’s consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Aytu’s future financial condition and results of operations in its entirety.

	Year-Ended June 30,					Three-Months Ended September 30, 2019
	2015	2016	2017	2018	2019
Statement of Operations Data
Total revenue, net	261,782	2,562,445	3,221,590	3,660,120	7,320,357	1,439,826
Net loss	(7,723,404)	(28,180,084)	(22,508,304)	(10,187,863)	(27,131,908)	(4,929,030)

Balance sheet data (end of year)
Total assets	18,185,379	24,343,007	14,998,517	21,060,093	34,721,391	31,024,074
Long-term contingent consideration	664,000	3,869,122	7,386,782	4,146,829	22,247,796	22,272,068
Total Long-term liabilities	1,091,342	4,153,329	7,388,233	4,240,810	22,260,997	22,597,896

Per common share data
Basic and diluted net loss per share(1),(2),(3),(4)	(4,032.00)	(6,472.00)	(966.00)	(15.31)	(3.48)	(0.32)
Cash dividends declared	—	—	—	—	—

____________

(1)      Basic and diluted per share information for the fiscal year ended June 30, 2015 presented in the above five-year summary table has been adjusted to reflect (i) the June 30, 2016 reverse stock split at a ratio of 1-for-12, which became effective June 30, 2016, (ii) the July 26, 2017 reverse stock split at a ratio of 1-for-20, which became effective August 25, 2017, and (iii) the June 27, 2018 reverse stock split at a ratio of 1-for-20 which became effective August 10, 2018.

(2)      Basic and diluted per share information for the fiscal year ended June 30, 2016 presented in the above five-year summary table has been adjusted to reflect (i) the July 26, 2017 reverse stock split at a ratio of 1-for-20, which became effective August 25, 2017, and (ii) the June 27, 2018 reverse stock split at a ratio of 1-for-20 which became effective August 10, 2018.

(3)      Basic and diluted per share information for the fiscal year ended June 30, 2017 presented in the above five-year summary table has been adjusted to reflect the June 27, 2018 reverse stock split at a ratio of 1-for-20 which became effective August 10, 2018.

(4)      The company excluded the various warrants, employee stock options and restricted stock, and convertible preferred stock outstanding from the computation of diluted earnings per share for all periods presented as they are anti-dilutive.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INNOVUS

The following table presents selected historical consolidated financial data of Innovus. The selected historical consolidated financial data of Innovus for each of the years ended December 31, 2018 and 2017, and as of December 31, 2018 and 2017, are derived from Innovus’ audited consolidated financial statements and related notes for the year ended December 31, 2018, which are included in this joint proxy statement/prospectus. The selected historical consolidated financial data of Innovus for each of the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016, 2015 and 2014, are derived from Innovus’ audited consolidated financial statements for such years, which are not included in this joint proxy statement/prospectus.

The selected historical consolidated financial data of Innovus as of, and for the nine months ended September 30, 2019 and for the nine months ended September 30, 2018, are derived from Innovus’ unaudited consolidated financial statements and related notes for the quarterly period ended September 30, 2019, which are included in this joint proxy statement/prospectus. The selected historical consolidated financial data of Innovus as of September 30, 2018 are derived from Innovus’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which has not been included in this joint proxy statement/prospectus.

The following selected historical consolidated financial data of Innovus set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Innovus’ audited consolidated financial statements for the year ended December 31, 2018 and unaudited consolidated financial statements and related notes for the quarterly period ended September 30, 2019 and the notes to Innovus’ consolidated financial statements, and the section entitled “Information About Innovus” beginning on page 121 of this joint proxy statement/prospectus for significant events affecting the comparability of results as well as material uncertainties regarding Innovus’ future financial condition and results of operations.

	Years Ended December 31,					Nine Months Ended September 30,
	2018	2017	2016	2015	2014	2019	2018
Net Revenue
Product sales, net	$22,879	$8,806	$4,818	$731	$655	$17,430	$18,469
Service revenue	9	10	—	—	—	156	345
Cooperative marketing revenue	509	—	—	—	—	264	417
License revenue	593	—	1	5	375	115	6
Net revenue	23,990	8,816	4,819	736	1,030	17,965	19,237
Cost of product sales	4,325	1,848	1,083	341	292	6,349	3,740
Gross profit	19,665	6,968	3,736	395	738	11,616	15,497
Operations expenses
Research and development	160	39	78	—	144	234	93
Sales and marketing	17,206	6,853	3,621	—	—	8,332	14,094
Impairment of Goodwill	—	—	—	760	—
General and administrative	7,991	5,175	5,871	3,910	4,379	7,430	5,638
Total operating expense	25,357	12,067	9,570	4,670	4,523	15,996	19,825
Loss from operations	(5,692)	(5,099)	(5,834)	(4,275)	(3,785)	(4,380)	(4,328)
Other income (expense)
Interest expense	(1,446)	(872)	(6,662)	(1,153)	(532)	(1,514)	(950)
Loss on extinguishment of debt	(1,332)	(700)	—	(33)	(407)	(125)	(1,040)
Other income (expense), net	(13)	(7)	2	(8)	—	29	1
Fair value adjustment for contingent consideration	204	194	(1,270)	116	(103)	6	198
Change in fair value of derivative liabilities	—	(17)	65	393	—	—	—
Benefit from income taxes	—	—	—	757	—	—	—
Net Loss	$(8,279)	$(6,501)	$(13,699)	$(4,203)	$(4,827)	$(5,984)	$(6,119)
Loss per common share – basic and diluted	$(4.16)	$(4.32)	$(15.28)	$(8.40)	$(20.79)	$(2.28)	$(3.18)

Weighted average shares used in computation – basic and diluted	1,989,134	1,504,135	896,251	500,167	232,229	2,662,822	1,926,575

	At December 31,					At September 30, 2019
	2018	2017	2016	2015	2014
Balance Sheet Data:
Cash	$1,248	$1,565	$830	$56	$7	$955
Accounts receivable	$282	$68	$33	$83	$192	$117
Prepaid expense and other assets	$1,116	$363	$864	$151	$55	$1,539
Inventories	$2,370	$1,726	$600	$254	$266	$1,742
Property and equipment, net	$247	$62	$29	$35	$55	$216
Deposits	$21	$21	$15	$15	$22	$21
Operating lease right-of-use asset	$—	$—	$—	$—	$—	$593
Goodwill	$953	$953	$953	$550	$429	$953
Intangibles, net	$3,890	$4,273	$4,903	$5,301	$1,055	$3,378
Total assets	$10,127	$9,031	$8,227	$6,445	$2,081	$9,514
Total liabilities	$10,018	$8,128	$7,133	$6,891	$2,507	$11,510
Preferred stock	$—	$—	$—	$—	$—	$—
Common stock	$2	$2	$1	$—	$—	$3
Additional paid-in capital	$43,967	$36,541	$30,229	$14,988	$10,806	$47,845
Accumulated deficit	$(43,860)	$(35,640)	$(29,136)	$(15,434)	$(11,232)	$(49,844)
Total stockholders’ equity (deficit)	$109	$903	$1,094	$(446)	$(426)	$(1,996)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table sets forth, for the fiscal year ended June 30, 2019 and for the three months ended September 30, 2019, selected per share information for Aytu common stock on a historical and pro forma combined basis and, for the year ended December 31, 2018 and for the nine months ended September 30, 2019, selected per share information for Innovus common stock on a historical and pro forma equivalent basis. The pro forma information provided in the table below is for informational purposes only and is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be realized upon the completion of the merger. The pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained. Such changes could be materially different than the initial estimates. You should read the data provided below with the historical consolidated financial statements and related notes of Aytu and Innovus included in this proxy statement/prospectus. Neither Aytu nor Innovus has ever paid a dividend with respect to its shares of common stock and neither company anticipates paying dividends on its common stock in the foreseeable future.

	As of/For Three Months Ended September 30, 2019	As of/For the Year Ended June 30, 2019
Aytu Historical per Common Share Data:
Net Earnings/(Loss) – basic and diluted	$(0.32)	(3.48)
Cash dividends declared	—	—
Book Value(1)	$0.12	$0.40

Unaudited Pro Forma Combined per Aytu Common Share Data:
Net Earnings/(Loss) – basic and diluted	$(0.41)	(2.86)
Cash dividends declared(2)	—	—
Book Value(1)	$0.89	N/A
	As of/For the Three Months Ended September 30, 2019	As of/For the Year Ended June 30, 2019
Innovus Historical per Common Share Data:
Net loss – basic and diluted	$(0.81)	$(4.09)
Cash dividends declared	—	—
Book Value(1)	(0.76)	0.02

Unaudited Pro Forma Combined per Innovus Equivalent Share Data:
Net Earnings/(Loss) – basic and diluted	$(2.45)	$(16.37)
Cash dividends declared(2)	—	—
Book Value(1)	9.53	N/A

____________

(1)      Amounts calculated by dividing the applicable total stockholders’ equity by the applicable shares of common stock outstanding. Pro forma combined book value per share as of June 30, 2019 is not applicable as the estimated pro forma adjustments were calculated as of September 30, 2019.

(2)      Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the Aytu Board following completion of the merger.

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger.

The unaudited pro forma condensed combined balance sheets and the unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2019 and three months ended September 30, 2019 (the “Pro Forma Financials”) have been derived from the following sources:

Aytu BioScience, Inc.

•        Unaudited consolidated balance sheet and statement of operations as of and for the three months ended September 30, 2019; and

•        Audited consolidated statement of operations for the year ended June 30, 2019.

Pediatric Product Portfolio of Cerecor, Inc. (a/k/a “Cerecor Transaction”)

•        Audited abbreviated statement of net assets acquired and liabilities assumed of the Pediatric Product Portfolio of Cerecor, Inc. as of September 30, 2019; and

•        Unaudited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio of Cerecor, Inc. for the three months ended September 30, 2019 and year ended June 30, 2019.

Innovus Pharmaceuticals, Inc.

•        Unaudited condensed combined balance sheet and statement of operations as of and for the three months ended September 30, 2019; and

•        Unaudited condensed combined statement of operations for the year ended June 30, 2019.

The preliminary unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2019 and year ended June 30, 2019 give effect to these transactions as if they had occurred as of July 1, 2018. The preliminary unaudited pro forma condensed combined balance sheet as of September 30, 2019 give effect to these transactions as if they had occurred on September 30, 2019.

Unaudited Pro Forma Condensed Combined Balance Sheet (In thousands)

	As of September 30, 2019 (In thousands, except share amounts)
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adj. (Cerecor)		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adj. (Innovus)		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$7,014	—	$(4,500)	(a)	$2,514	$955	$(500)	(f)	$2,969
Restricted cash	250	—	—		250	—	—		250
Other current assets	4,718	1,788	1,236	(b)	7,742	3,398	(1,000)	(g)	10,140
Total current assets	11,982	1,788	(3,264)		10,506	4,353	(1,500)		13,359
Intangible asset, net	18,293	23,834	—	(c)	42,127	3,378	—		45,505
Goodwill	—	—	7,216	(d)	7,216	953	21,007	(h)	29,176
Other non-current assets	749	—	—		749	830	—		1,579
Total long-term assets	19,042	23,834	7,216		50,092	5,161	21,007		76,260
Total assets	$31,024	$25,622	$3,952		$60,598	$9,514	$19,507		$89,619

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,863	6,373	—		10,236	$4,080	—		$14,316
Accrued compensation	1,002	—	—		1,002	1,341	—		2,343
Notes, loans payable and current portion of long-term debt	—	1,050	—	(c)	1,050	3,315	(1,000)	(i)	3,365
Current contingent consideration	1,237	1,237	—	(c)	2,474	—	1,730	(j)	4,204
Total current liabilities	6,102	8,660			14,762	8,736	730		24,228
Long-term contingent consideration	22,272	6,236	—		28,508	1,248	—		29,756
Long-term debt	—	14,255	—		14,255	—	—		14,255
Other long-term liabilities	326	—	—		326	1,526	—		1,852
Total liabilities	28,700	29,151	—		57,851	11,510	730		70,091

Commitments and contingencies
Total stockholders’ equity	2,324	(3,529)	3,952		2,747	(1,996)	18,777		19,528
Total liabilities and stockholders’ equity	$31,024	$25,622	$3,952		$60,598	$9,514	$19,507		$89,619

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations
Three Months Ended September 30, 2019
(In thousands, except per share data)

	Three Months Ended September 30, 2019
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues
Product revenue, net	$1,440	3,412	—		$4,852	$5,648	$—		$10,500
Service revenue, net	—	—	—		—	107	—		107
Total product revenue	1,440	3,412	—		4,852	5,755	—		10,607

Operating expenses
Cost of sales	376	1,303	—		1,679	2,215	—		3,894
Research and development	78	—	—		78	86	—		164
Selling, general and administrative	5,146	2,458	—		7,604	5,152	(400)	(k)	12,356
Amortization of intangible assets	575	703	—	(c)	1,278	—	—		1,278
Total operating expenses	6,175	4,464	—		10,639	7,453	(400)		17,692
Loss from operations	(4,735)	(1,052)	—		(5,787)	(1,698)	400		(7,085)

Other (expense) income
Other (expense), net	(195)	—	—	(c)	(195)	(538)	—		(733)
Gain from warrant derivative liability	2	—	—		2	—	—		2
Total other (expense) income	(193)	—	—		(193)	(538)	—		(731)
Net loss	$(4,928)	(1,052)	—		$(5,980)	$(2,236)	$400		$(7,816)
Weighted average number of common shares outstanding	15,325,921	—	—		15,325,921	2,759,117	1,175,794	(l)	19,260,832
Basic and diluted net loss per common share	$(0.32)				$(0.39)	$(0.81)			$(0.41)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed COMBINED Statement of Operations
Year Ended June 30, 2019
(in thousands, except per share data)

	Year Ended June 30, 2019
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues
Product revenue, net	$7,315	12,434	—		$19,749	$23,150	—		$42,899
Cooperative marketing revenue, net		—	—		—	519	—		519
Service revenue, net	6	—	—		6	675	—		681
Total product revenue	7,321	12,434	—		19,755	24,344	—		44,099

Operating expenses
Cost of sales	2,202	4,899	—		7,101	6,256	—		13,357
Research and development	589	—	—		589	274	—		863
Selling, general and administrative	18,888	10,034	—		28,922	23,362	(2,000)	(k)	50,284
Selling, general and administrative – related party	352		—		352	—	—		352
Amortization of intangible assets	2,136	3,126	—	(c)	5,262	—	—		5,262
Impairment of intangible assets	—	1,449	(1,449)	(e)	—	—	—		—
Total operating expenses	24,167	19,508	(1,449)		42,226	29,892	(2,000)		70,118
Loss from operations	(16,846)	(7,074)	1,449		(22,471)	(5,548)	2,000		(26,019)

Other (expense) income
Other (expense), net	(536)	—	—		(536)	(1,838)	—		(2,374)
(Loss)/gain from change in fair value of contingent consideration	(9,831)	(494)	—		(10,325)	191	—		(10,134)
(Loss) on extinguishment of debt	—	—	—		—	(1,163)	—		(1,163)
Gain from warrant derivative liability	81				81	—	—		81
Total other (expense) income	(10,286)	(494)	—		$(10,780)	(2,810)	—		(13,590)
Net loss	$(27,132)	$(7,568)	$1,449		$(33,251)	$(8,358)	$2,000		$(39,609)
Weighted average number of common shares outstanding	7,794,489	—	—		7,794,489	2,700,000	1,234,911	(l)	11,729,400
Basic and diluted net loss per common share	$(3.48)				$(4.27)	$(3.10)			$(3.38)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share information)

Note 1. Basis of Presentation

The historical consolidated financial statements of Aytu BioScience, Inc. (the “Company”) have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations.

While Aytu will account for the business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations (“Topic 805”), Aytu has not completed the estimation of the fair value of assets acquired or liabilities assumed (the “Cerecor Transaction”) and the merger with Innovus (the “Innovus Merger”) subject to shareholder approval. Accordingly, the preliminary pro forma condensed combined balance sheet as presented currently has not been fully adjusted in accordance with Topic 805. Any adjustments reflect information currently available to Aytu today, such as certain loans between Aytu and Innovus, estimates of certain fixed minimum future payments or the estimated modifications to goodwill, which exclude the current estimated and expected adjustments upon applying purchase accounting in accordance with Topic 805.

The combined preliminary pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of both the (i) Cerecor Transaction and the (ii) Innovus Merger as a result of restructuring activities and other planned cost savings initiatives following the completion and integration of the business combinations.

As the Pediatrics Product Portfolio of Cerecor, Inc. (the “Product Portfolio”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2019, the Company updated the annual income statement of the Product Portfolio to reflect a twelve-month period ended June 30, 2019.

These were obtained by taking the (i) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the nine months ended September 30, 2019 less the net revenues and direct expenses for Product Portfolio for the three month period ended September 30, 2019, and adding these amounts to the (ii) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the year ended December 31, 2018, less the net revenues and direct expenses for the acquired Product Portfolio for the abbreviated period prior to July 1, 2018.

Note 2. Financing Transactions

Cerecor Transaction

On November 1, 2019, the Company completed the Cerecor Transaction, acquiring a portfolio of pediatric products from Cerecor, Inc for (i) $4.5 million in cash and (ii) $12.5 million in Series G Preferred Stock.

Innovus Merger

On September 12, 2019, the Company entered into an Agreement and Plan of Merger with Innovus Pharmaceuticals, Inc. (“Innovus Merger”). The Company currently estimates the pending Innovus Merger to constitute (i) approximately 3.9 million shares of Aytu common stock at close, (ii) $16 million of contingent value rights (“CVRs”) with the potential settlement from the issuance of up to a maximum of 4.7 million shares of Aytu common stock underlying the CVRs or cash at the option of the Company, and an estimated 1.3 million shares of Aytu common stock underlying Innovus warrants or Series H preferred stock.

Note 3. Estimated Purchase Price Consideration

Generally accepted accounting principles in the United States (“GAAP”) requires that Company’s assess whether the Company’s common stock, even if traded on a nationally listed exchange, is indicative of fair value. After careful analysis, due relatively thin daily trading volumes, the Company determined that the best indicator of fair value is the most recent offering price. The fair value of the Company’s common stock is determined based upon the estimated transaction price as a result of the Company’s most recently completed private placement offering on October 11, 2019, which was valued at $0.567 per share.

Cerecor Transaction

The following table provides the value of consideration transferred upon the November 1, 2019 closing of the Cerecor transaction:

Estimated Consideration at Close
Closing Shares Estimated Value
Total shares of Aytu Series G Preferred Stock issued on November 1, 2019	9,805,845
Estimated fair value per share of Aytu Series G Preferred Stock (see Note 3)	$0.567
Estimated value of Aytu Series G Preferred Stock issued at November 1, 2019	$5,559,914

Cash Consideration
Total cash consideration transferred at November 1, 2019	4,500,000
Estimated Value of Consideration Transferred	$10,059,914

Innovus Merger

The preliminary estimated purchase price is estimated as if the transaction had closed on January 6, 2019 and includes estimates as to the final total number of shares of Aytu common stock expected to either be issued at close, or registered to satisfy future potential issuances post-close. Accordingly, the amounts presented in the table below are likely to change upon the closing of the merger.

Estimated Consideration at Close
Closing Shares Estimated Value
Estimated shares to be issued at Close	3,934,911
Estimated fair value of Aytu common stock (see Note 3)	$0.567
Estimated value of Aytu common stock issued at close	$2,231,095

Value of CVRs (Assuming 100% Milestone Achievement)(f)
Minimum CVR Value (Assuming 100% Milestone Achievement)	$16,000,000

Other Shares of Aytu Common Stock Related to the Merger(҂)
Estimated potential number of shares of Aytu Common stock	1,293,003
Estimated fair value of Aytu common stock	$0.567
Estimated value of other shares issued at close related to the merger	$733,133
Estimated Value of Consideration Transferred	$18,964,227

____________

(f) — Assumes 100% achievement for all CVRs pursuant to the Contingent Value Rights Agreement (Exhibit B to the “Agreement and Plan of Merger” dated September 12, 2019). There is no guarantee that such CVRs will be achieved.

(҂) —   Such estimate is subject to change due to the multiple variables involved in ultimately calculating the number of shares to be issued, including (a) the Company’s stock price; (b) the fair value of CVRs and their impact on valuations which determine certain shares to be issued to satisfy certain outstanding warrants, and (c) other inputs to certain warrant valuations that will not be determined until the date the Innovus Merger closes.

Note 4. Preliminary purchase price allocation

The Company has performed a preliminary acquisition analysis which has not yet been adjusted to reflect Topic 805 adjustments either due to the fact that (i) the Company has commenced the valuation of the assets acquired and liabilities assumed relating to the Cerecor transaction, but has not been completed, and (ii) the Innovus merger is pending approval by both shareholders of Aytu and Innovus before the transaction can close.

Cerecor Transaction

The following table provides the estimated, preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets acquired and liabilities assumed at the November 1, 2019 closing date. The Company anticipates a final valuation report near the beginning of the third quarter of the Company’s fiscal year ended June 30, 2020.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)
Estimated consideration to be transferred	10,060

Total Assets Acquired
Cash and cash equivalents	—
Other current assets (see Note 6)	1,788
Intangible assets (see Note 6)	23,834
Other non-current assets (see Note 6)	—
Total identifiable assets	25,622

Total liabilities assumed
Current portion of long-term debt (see Note 6)	1,050
Current portion of contingent consideration (see Note 6)	1,237
Long-term contingent consideration (see Note 6)	6,236
Long-term debt (see Note 6)	14,255
Other long-term liabilities (see Note 6)	—
Total identifiable liabilities	22,778
Total pro forma goodwill	7,216

Innovus Merger

The following table provides the estimated, preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets to be acquired and liabilities to be assumed at the yet to be determined closing date, which is subject to shareholder approval.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)	Notes
Estimated consideration to be transferred	18,964	(1)

Total Assets Acquired
Cash and cash equivalents	955
Other current assets	3,398
Intangible assets	3,378
Other non-current assets	1,783
Total identifiable assets	9,514

Total liabilities assumed
Accounts payable and accrued liabilities	4,080
Accrued compensation	1,341
Notes payable	2,315
Long-term contingent consideration	3,248
Other long-term liabilities	1,526
Total identifiable liabilities	12,510
Total pro forma goodwill	21,960

____________

(1)      The estimated consideration transferred is an estimate both regarding the ultimate fair value of the Company’s common stock at the time of close, as well as the total number of shares of the Company’s common stock either issued at close or underlying other securities transferred at the time of close.

Note 5. Pro Forma Adjustments

The preliminary pro forma adjustments are based on the Company’s estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

Cerecor Transaction

(a)     Represents the $4.5 million of cash consideration transferred as part of the Cerecor Transaction purchase price.

(b)    Represents adjustments to reflect preliminary estimated fair value of acquired inventory and prepaid expenses, as well as estimated amounts owed by Cerecor, Inc. to the Company for future product returns related to products sold prior to the November 1, 2019 closing date. Such amounts include estimates by the Company and are subject to potential future adjustments over the twelve-month measurement period.

(c)     As of the date of this joint proxy statement/prospectus, the Company is still in the process of valuing the assets acquired and liabilities assumed at November 1, 2019. Until such time, adjustments to the pro forma balance sheet as of September 30, 2019 and related statements of operations for the year ended June 30, 2019 and three months ended September 30, 2019 are pending (see Note 6).

(d)    Represents the preliminary estimated goodwill, which represents the excess purchase price over the fair value of the Cerecor transaction (see Note 4). As noted, as of the date of this joint proxy statement/prospectus, the Company is still in the process of valuing the assets acquired and liabilities assumed at November 1, 2019. Until such time, adjustments to the pro forma balance sheet as of September 30, 2019 cannot be determined (see Note 6).

(e)     Impairment charges as reported by Cerecor, Inc. in the historical, audited abbreviated financial statements of Pediatrics Product Portfolio of Cerecor, Inc. included elsewhere in this joint proxy statement/prospectus are not specific to the identified assets acquired and to be ultimately valued by the Company (see Note 6), and therefore, the circumstances under which such impairment charges were recognized are not relevant.

Innovus Merger

(f)     Represents approximately $100,000 in cash consideration paid to certain key members of Innovus executive team and approximately $400,000 in severance to be paid to a parting executive of Innovus.

(g)    Represents the elimination of the $1.0 million note between Aytu and Innovus that the parties agreed to in August 2019

(h)    Represents the preliminary estimated goodwill, which represents the excess purchase price over the fair value of the pending Innovus merger (see Note 4).

(i)     Represents the elimination of the $1.0 million note between Aytu and Innovus that was entered into in August 2019.

(j)     Represents the potential cash outflows related to the potential satisfaction of CVRs relating to revenue targets established in the Agreement and Plan of Merger with Innovus Pharmaceuticals, Inc. on September 12, 2019.

(k)    Represents the estimated expected cost savings and efficiencies to be realized within the first fiscal year post-close, due to the elimination or reduction in salaries or headcount, and elimination of various public company related activities such as accounting, legal or investor relations.

(l)     Represents the pro forma weighted average shares outstanding at the end of both the three months ended June 30, 2019 and three months ended September 30, 2019, excluding any future or potential transactions or offerings.

Note 6. Pending Valuation of Cerecor Assets Acquired and Liabilities Assumed

The Company is in the process of completing the valuation for the identified assets acquired and liabilities assumed as part of the Cerecor Transaction, as of the date of this joint proxy statement/prospectus. Additionally, any amounts reported, are preliminary and subject to the twelve-month lookback period, and therefore, subject to potential adjustment, with any offsetting adjustment to goodwill. Due to the complexity involved in the valuation of acquired intangible assets and some assumed liabilities, the Company required the services of a third-party valuation specialist. The Company did not believe it would be useful to users of the financial statements to provide estimates for these assets prematurely, as they would have little relevance to the estimates to ultimately be provided by the third-party valuation specialist. The following are the preliminary identified assets acquired and liabilities assumed, and the current estimated value.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)
Identified Assets Acquired
Inventory	449(1)
Prepaid expenses	575(2)
Other receivables – product programs	(i)(3)
Intangible assets – product technology	(i)(4)
Intangible assets – supplier agreements	(i)(5)

Total liabilities assumed
Other current liabilities – other	388(6)
Other current liabilities – Product programs	(i)(7)
Other long-term liabilities – fixed payments, product minimums, and certain contingent consideration arrangements	23,242(8)

____________

(i)    The Company hired a third-party valuation specialist firm, which is currently working on the valuation of certain assets acquired and liabilities assumed. The valuation is not yet complete, and accordingly, a value cannot yet be attached to this asset or liability.

(1)      Current estimated maximum value of product inventory acquired at November 1, 2019, subject to change based on further analysis.

(2)      Consists of certain prepaid regulatory and other fees.

(3)      Pursuant to the terms of the Product Purchase Agreement date October 10, 2019, Cerecor, Inc. agreed to reimburse the Company for certain obligations resulting from products sales occurring prior to the November 1, 2019 closing date.

(4)      The Company determined that for accounting purposes, the primary asset acquired was in the form of product technology, as opposed to trademark or patent rights. The reason for this distinction was because each acquired product license agreement which allows use of trademark or patent rights requires the Company to pay future periodic royalties to third parties for the rights to market, distribute and sell the acquired Cerecor Products. Under a relief-from-royalties model for valuing such acquired assets, there is no relief from royalties to value. Accordingly, the value is related to the multi-period excess earnings generated by each product over the earlier of the product lifecycle or license agreement term. The Company is still in the process of valuing these assets.

(5)      The Company does not produce its pharmaceutical products in-house and instead utilizes third party manufacturers to source production. Manufacturers of pharmaceutical products to be marketed, distributed and sold within the United States of America are required to comply with United States Food and Drug Administration (“FDA”) regulatory oversight, including obtaining FDA pre-approval before any manufactured pharmaceutical products can be distributed or sold within the United States of America. Complying with these regulations can require significant up-front costs, which the Company has avoided through acquiring products with previously approved suppliers. As of the date of this joint proxy statement/prospectus, the Company has yet to complete the valuation of these assets.

(6)      Estimated costs owed to Cerecor Inc. to cover certain accounting and other payments as agreed to by both the Company and Cerecor Inc. as part of the Product Purchase Agreement dated October 10, 2019.

(7)      Pursuant to the terms of the Product Purchase Agreement date October 10, 2019, the Company assumed responsibility for certain obligations resulting from product sales occurring prior to the November 1, 2019 closing date, some of which, will be reimbursed by Cerecor Inc.

(8)      Other long-term liabilities consist of fixed payments tied to certain outstanding assumed debt obligations, product minimums or contingent consideration owed under certain of the Company’s licensing agreements. The Company’s estimated fair value is does not include a valuation of the contingent consideration, which is still pending. The valuation of fixed payment streams are discounted using an estimated Company specific discount rate of approximately 18.0%, which is consistent with historical discount rates used to value other contingent consideration obligations of the Company. A final discount rate will be updated based upon the work of the Company’s third-party valuation specialist.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The shares of Aytu common stock are traded on Nasdaq under the symbol “AYTU” and the shares of Innovus common stock are traded on the OTC under the symbol “INNV.” The following table sets forth, for the calendar periods indicated, the closing high and low sales prices per share of Aytu common stock as reported on Nasdaq and the intra-day high and low sales prices per share of Innovus common stock as reported on the OTC, in each case as of September 11, 2019, the day preceding public announcement of the merger agreement.

	Shares of Aytu Common Stock		Shares of Innovus Common Stock
	High	Low	High	Low
2017:
First Calendar Quarter	$504.00	$296.44	$40.95	$10.50
Second Calendar Quarter	364.00	204.00	15.75	8.61
Third Calendar Quarter	240.00	66.80	14.60	9.14
Fourth Calendar Quarter	136.40	41.00	12.28	8.19

2018:
First Calendar Quarter	$85.20	$7.60	$22.05	$8.40
Second Calendar Quarter	12.80	4.66	17.33	10.82
Third Calendar Quarter	7.80	2.40	19.37	9.75
Fourth Calendar Quarter	3.23	0.68	13.12	5.78

2019:
First Calendar Quarter	$2.53	$0.78	$11.50	$1.50
Second Calendar Quarter	2.61	1.50	6.00	1.25
Third Calendar Quarter	2.40	1.17	3.20	1.05
Fourth Calendar Quarter	1.35	0.67	2.30	0.75

2020:
First Calendar Quarter (through January 15, 2020)	$1.04	$0.90	$1.10	$0.85

On September 11, 2019, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Aytu common stock on Nasdaq was $1.41 and the closing sale price per share of Innovus common stock on the OTC was $1.49.

Because the exchange ratio will not be adjusted for changes in the market price of either Aytu common stock or Innovus common stock, the market value of the shares of Aytu common stock that holders of Innovus common stock will have the right to receive on the effective date of the merger may vary significantly from the market value of the shares of Aytu common stock that holders of Innovus common stock would receive if the merger were completed on the date of this proxy statement/prospectus. As a result, you should obtain recent market prices of Aytu common stock and Innovus common stock prior to voting your shares. See “Risk Factors — Risks Related to the Merger” beginning on page 26.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aytu’s and Innovus’ control. Statements in this communication regarding Aytu, Innovus and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Aytu’s and Innovus’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Aytu’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the CVRs, the achievement of the milestones triggering payment under the CVRs, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aytu’s and Innovus’ control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Aytu’s and Innovus’ business, market factors, competitive product development and approvals, pricing controls and pressures, economic conditions such as interest rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions.

Additional information concerning these risks, uncertainties and assumptions can be found in the risk factors discussed for Aytu and Innovus beginning on page 37 and page 68, respectively, of this joint proxy statement/prospectus. It should also be noted that projected financial information for the combined businesses of Aytu and Innovus is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X of the Exchange Act relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aytu or Innovus. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aytu is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Aytu is unable to promptly and effectively integrate Innovus’ businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Aytu, Innovus or the combined company; Aytu, Innovus or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Aytu and Innovus or on Aytu’s and Innovus’ operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aytu or Innovus. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Aytu or Innovus, Aytu’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

The foregoing list sets forth some, but not all, of the factors that could have an impact upon Aytu’s and Innovus’ ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in the section entitled “Risk Factors” beginning on page 26 of this joint proxy statement/prospectus and elsewhere in this joint proxy statement/prospectus.

Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Aytu’s or Innovus’ projections. Except as otherwise required by law, neither Aytu nor Innovus is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this joint proxy statement/prospectus or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise, as of any future date.

INFORMATION ABOUT AYTU AND MERGER SUB

Within this “Information About Aytu and Merger Sub” section , references to “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to Aytu BioScience, Inc.

Company Overview

We are a specialty pharmaceutical company focused on identifying, acquiring, and commercializing novel products that address significant patient needs. We have multiple FDA-approved products on the market, and we seek to build a portfolio of novel therapeutics that serve large medical needs, across a range of conditions, through our in-house commercial team. Our commercial infrastructure consists of a U.S.-based specialty sales force and an international distribution network with presence in approximately fifty countries.

We currently are focused on commercialization of (i) Natesto®, a testosterone replacement therapy, or TRT, (ii) Tuzistra® XR, a codeine based antitussive, (iii) ZolpiMist™, a short-term insomnia treatment and (iv) MiOXSYS®, a novel in vitro diagnostic system for male infertility assessment. In the future we will look to acquire additional commercial-stage or near-market products, including existing products we believe can offer distinct commercial advantages. Our management team’s prior experience has involved identifying primarily commercial-stage assets that can be launched or re-launched to increase value, with a focused commercial infrastructure specializing in novel, niche products.

Corporate History

We were initially incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado.

Vyrix Pharmaceuticals, Inc., or Vyrix, was incorporated under the laws of the State of Delaware on November 18, 2013 and was wholly-owned by Ampio Pharmaceuticals, Inc. (NYSE American: AMPE), or Ampio, immediately prior to the completion of the Merger (defined below). Vyrix was previously a carve-out of the sexual dysfunction therapeutics business, including the late-stage men’s health product candidates, Zertane and Zertane-ED, from Ampio, that carve out was announced in December 2013. Luoxis Diagnostics, Inc., or Luoxis, was incorporated under the laws of the State of Delaware on January 24, 2013 and was majority-owned by Ampio immediately prior to the completion of the Merger. Luoxis was initially focused on developing and advancing the RedoxSYS System, a predecessor to the MiOXSYS System. The MiOXSYS System was developed following the completed development of the RedoxSYS System.

On March 20, 2015, Rosewind formed Rosewind Merger Sub V, Inc. and Rosewind Merger Sub L, Inc., each a wholly-owned subsidiary formed for the purpose of the Merger. On April 16, 2015, Rosewind Merger Sub V, Inc. merged with and into Vyrix and Rosewind Merger Sub L, Inc. merged with and into Luoxis, and Vyrix and Luoxis became subsidiaries of Rosewind. Immediately thereafter, Vyrix and Luoxis merged with and into Rosewind with Rosewind as the surviving corporation (herein referred to as the Merger). Concurrent with the closing of the Merger, Rosewind abandoned its pre-merger business plans, solely to pursue the specialty pharmaceuticals, devices, and diagnostics markets, focusing on large areas of medical need, including the business of Vyrix and Luoxis. When we discuss our business in this Report, we include the pre-Merger business of Luoxis and Vyrix.

On June 8, 2015, we (i) reincorporated as a domestic Delaware corporation under Delaware General Corporate Law and changed our name from Rosewind Corporation to Aytu BioScience, Inc., and (ii) effected a reverse stock split in which each common stock holder received one share of common stock for each 12.174 shares outstanding. At our annual meeting of stockholders held on May 24, 2016, our stockholders approved (1) an amendment to our Certificate of Incorporation to reduce the number of authorized shares of common stock from 300.0 million to 100.0 million, which amendment was effective on June 1, 2016, and (2) an amendment to our Certificate of Incorporation to effect a reverse stock split at a ratio of 1-for-12 which became effective on June 30, 2016. At our special meeting of stockholders held on July 26, 2017, our stockholders approved an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of 1-for-20 which became effective on August 25, 2017. At our annual meeting of stockholders held on June 27, 2018, our stockholders approved another reverse stock split at a ratio of 1-for-20 which became effective on August 10, 2018. All share and per share amounts in this Report have been adjusted to reflect the effect of these reverse stock splits (hereafter referred to collectively as the “Reverse Stock Splits”).

Our Products and Markets

All of our products are sold and distributed through multiple channels, including direct sales to wholesalers or on a sell-through basis using third-party logistics enterprises.

Natesto® (testosterone) nasal gel

On July 1, 2016 we acquired the exclusive U.S. rights to Natesto (testosterone) nasal gel, from Acerus Pharmaceuticals Corporation, or Acerus. Natesto is a patented, FDA-approved testosterone replacement therapy (TRT) for hypogonadism (low testosterone) in men. Natesto offers multiple advantages over currently available TRTs and competes in a $1.8 billion market accounting for over 6.8 million prescriptions annually. It is the only TRT delivered via a nasal gel. Thus, Natesto does not carry a black box warning related to testosterone transference to a man’s female partner or children; as other topically (primarily gels and solutions) administered TRTs do; by virtue of their delivery directly onto the skin. Recent clinical trials demonstrate that Natesto achieves hypogonadism symptom improvement, while maintaining function of the Hypothalamic-Pituitary-Gonadal (HPG) axis; and maintenance of reproductive parameters in patients.

We are positioning Natesto as the ideal treatment solution for hypogonadal men with active, busy lifestyles as Natesto is discreet, portable, and easy to use, while delivering efficacy and a safety profile unique to the TRT product category. Natesto is also positioned for men who have previously been prescribed a TRT, including Androgel, and want a product with a different clinical profile available in a convenient, easy-to-use, effective therapeutic option. By gaining less than a 5% share of the current U.S. market (assuming similar pricing and reimbursement), a novel TRT product could achieve annual gross revenues in excess of $90.0 million.

On July 29, 2019, we agreed to amend and restate the License and Supply Agreement with Acerus. The effectiveness of the amended Agreement is conditioned upon Acerus obtaining new financing within six months of signing of the amended Agreement. Aytu will continue to serve as the exclusive U.S. supplier to purchasers of Natesto, and Acerus will receive performance-based commissions on prescriptions generated by urology and endocrinology specialties. Acerus will assume regulatory and clinical responsibilities and associated expenses and will serve a primary role in the development of key opinion leaders in urology and endocrinology. Aytu will focus on commercial channel management, sales to wholesalers and other purchasing customers, and will direct sales efforts in all other physician specialties.

Tuzistra® XR

On November 2, 2018, we obtained an exclusive license of FDA-approved Tuzistra® XR from Tris Pharma, or Tris. Tuzistra XR is the only FDA-approved 12-hour codeine-based antitussive. Tuzistra XR is a prescription antitussive consisting of codeine polistirex and chlorpheniramine polistirex in an extended-release oral suspension.

The cough and cold prescription market is in excess of $3 billion in sales and more than 30 – 35 million prescriptions. This market is dominated by short-acting treatments requiring 4 – 6 daily doses. Tuzistra utilizes a novel, patented extended release technology enabling 12-hour duration of antitussive effect, offering a significant dosing advantage over current codeine-based treatments.

In addition to Tuzistra XR, we also obtained a license for a complementary antitussive product pending FDA approval.

ZolpiMist™ (zolpidem tartrate oral spray)

On June 11, 2018, we acquired an exclusive license for ZolpiMist from Magna Pharmaceuticals, Inc., or Magna, which we formally launched through our U.S. sales force in early 2019. This agreement allows for our exclusive commercialization of ZolpiMist in the U.S. and the ability to sublicense the product for commercialization in Canada. The ZolpiMist license adds another unique, commercial-stage product to our product portfolio and provides our U.S. sales force with another novel product to sell to their already-called-on primary care (family medicine, internal medicine, general practice) physician targets. More than half of our sales force’s Natesto physician targets are primary care physicians, so there is a significant overlap in targets and opportunity to enable the sales force to efficiently sell multiple products to these prevalent, high-prescribing clinicians.

ZolpiMist is an FDA-approved prescription product that is indicated for the short-term treatment of insomnia, and is the only oral spray formulation of zolpidem tartrate — the most widely prescribed prescription sleep aid in the U.S. ZolpiMist is commercially available and competes in the non-benzodiazepine prescription sleep aid category, a $1.8 billion prescription drug category with over 43 million prescriptions written annually. Thirty million prescriptions of zolpidem tartrate (Ambien®, Ambien® CR, Intermezzo®, Edluar®, ZolpiMist™, and generic forms of immediate-release, controlled release, and orally dissolving tablet formulations) are written each year in the U.S., representing almost 70% of the non-benzodiazepine sleep aid category. Approximately 2.5 million prescriptions are written annually for novel formulations of zolpidem tartrate products (controlled release and sublingual tablets). We intend to integrate ZolpiMist into our sales force’s promotional efforts as an adjunct product to Natesto as there is substantial overlap of physician prescribers among our primary care physician targets.

MiOXSYS®

MiOXSYS is a rapid in vitro diagnostic system that performs a semen analysis test used to measure static oxidation-reduction potential, or sORP, in human semen. Our MiOXSYS system is a novel, point-of-care semen analysis system with the potential to become a standard of care in the diagnosis and management of male infertility. Male infertility is a prevalent and underserved condition, and oxidative stress (the core biological component measured by the MiOXSYS system) is widely implicated in its pathophysiology. MiOXSYS was developed from our previously developed oxidation-reduction potential research platform known as RedoxSYS®. Male infertility is often unexplained (idiopathic), and this idiopathic infertility is frequently associated with increased levels of oxidative stress in the semen. As such, having a rapid, easy-to-use diagnostic platform to measure oxidative stress may provide a practical way for reproductive medicine and men’s health specialists to improve semen analysis and infertility assessments without having to refer patients to outside clinical laboratories.

MiOXSYS is currently marketed outside the U.S. as we advance MiOXSYS towards FDA clearance as an aid in the assessment of male infertility in the U.S. MiOXSYS is a CE marked system (that is also Health Canada, Australian TGA and Mexican COFEPRAS approved) and is an accurate, easy to use, and fast infertility assessment tool that directly measures oxidative stress in semen though the direct measurement of oxidation-reduction potential. It is estimated that 72.4 million couples worldwide experience infertility problems. In the U.S., approximately 10% of couples are defined as infertile. Male infertility is responsible for between 40 – 50% of all infertility cases and affects approximately 7% of all men. Male infertility is prevalent and underserved, and oxidative stress is widely implicated in its pathophysiology. The global male infertility market is expected to grow to over $4.7 billion by 2025 with a compound annual growth rate, or CAGR, of nearly 4.6% Oxidative stress is broadly implicated in the pathophysiology of idiopathic male infertility, yet very few diagnostic tools exist to effectively measure oxidative stress levels in men. However, antioxidants are widely available and recommended to infertile men without easy, accurate assessment methods available for initial evaluation and subsequent response to antioxidant intervention. With the introduction of the MiOXSYS System, there is an easy and effective diagnostic tool to assess the degree of oxidative stress and potentially enable the monitoring of patients’ responses to antioxidant therapy as a treatment regimen for male infertility. We expect to advance MiOXSYS into clinical trials in the U.S. in order to enable 510(k) de novo clearance in the coming twelve to eighteen months.

Cerecor Products

On November 1, 2019, we acquired a portfolio of six commercial assets from Cerecor (the “Cerecor Products”). The Commercial Portfolio consists of six established, commercialized pediatric primary care products including: AcipHex® Sprinkle™, Cefaclor for Oral Suspension, Karbinal® ER, Flexichamber™, Poly-Vi-Flor® and Tri-Vi-Flor™.

Each product has distinct clinical features and patient-friendly benefits and are indicated to treat common pediatric and primary care conditions.

•        Karbinal® ER (carbinoxamine maleate extended-release oral suspension): Karbinal ER is an H1 receptor antagonist (antihistamine) indicated to treat various allergic conditions including seasonal and perennial allergic rhinitis, vasomotor rhinitis, and other common allergic conditions.

•                Poly-Vi-Flor® and Tri-Vi-Flor®: Poly-Vi-Flor and Tri-Vi-Flor are two complementary prescription fluoride-based supplement product lines containing combinations of vitamins and fluoride in various oral formulations. These prescription supplements are prescribed for infants and children to treat or prevent fluoride deficiency due to poor diet or low levels of fluoride in drinking water and other sources.

•                AcipHex® Sprinkle™ (rabeprazole sodium): AcipHex Sprinkle is a granule formulation of rabeprazole sodium, a commonly prescribed proton pump inhibitor. AcipHex Sprinkle is indicated for the treatment of gastroesophageal reflux disease (GERD) in pediatric patients 1 to 11 years of age for up to 12 weeks.

•        Cefaclor (cefaclor oral suspension): Cefaclor for oral suspension is a second-generation cephalosporin antibiotic suspension and is indicated for the treatment of numerous common infections caused by Streptococcus pneumoniae, Haemophilus influenzae, staphylococci, and Streptococcus pyogenes, and others.

•        Flexichamber®: Flexichamber is an anti-static, valved collapsible holding chamber intended to be used by patients to administer aerosolized medication from most pressurized metered dose inhalers (MDIs) such as commonly used asthma medications.

Our Strategy

Our management team has extensive experience across a wide range of business development activities and have in-licensed or acquired products from large, mid-sized, and small enterprises in the U.S. and abroad. Through an assertive product and business development approach, we expect that we will build a substantial portfolio of complementary commercial and near-commercial-stage products. Our strategy to create value for stockholders in the near-term is by implementing a focused, four-pronged strategy:

—     Focus on sales growth of existing U.S. product portfolio.    Our primary focus is on growing sales of Natesto in the U.S. and continuing to ramp-up the market launch of both Tuzistra XR and ZolpiMist through our sales force and strategic partners.

—     Expand MiOXSYS.    Expand the MiOXSYS business outside the U.S. through continued market development, cultivation of key opinion leaders in large markets, and the advancement of clinical studies that further validate MiOXSYS’s clinical utility in male infertility.

—     Advance MiOXSYS toward FDA Clearance.    MiOXSYS is already CE Marked, Health Canada, Australian TGA and Mexico COFEPRIS approved. We are focused on completing ongoing clinical trials in order to obtain FDA clearance for sale and distribution in the U.S. If cleared in the U.S., MiOXSYS would be the first and only semen analysis diagnostic test cleared by the FDA for the detection of oxidative stress in infertility.

—     Identify and license or acquire complimentary assets.    We plan to augment our core in-development and commercial assets through efficient identification of complementary products. We intend to seek assets that are near commercial stage or already generating revenues. Further, we intend to seek to acquire products through mergers, asset purchases, licensing, co-development, or collaborative commercial arrangements (including co-promotions and co-marketing arrangements).

Government Regulation

While we do not have any pharmaceutical product candidates that we are actively developing as of the date of this joint proxy statement/prospectus, we may in the future acquire such products if such efforts are necessary to achieve our strategic goals. Currently, we are developing one medical device candidate for approval by the FDA, the MiOXSYS System, for which regulatory approval must be received before we can market this within the U.S.

Approval Process for Pharmaceutical Products

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Approval Process for Medical Devices

In the U.S., the FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including molecular diagnostic test kits and instrumentation systems. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Regulation after FDA Clearance or Approval

Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed cGMP requirements, as set forth in the QSR, which include, among other things, testing, control and documentation requirements. Noncompliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510k de novo clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions, fines and imprisonment. Our contract manufacturers’ facilities operate under the FDA’s cGMP requirements.

Foreign Regulatory Approval

Outside of the U.S., our ability to market our product candidates will be contingent also upon our receiving marketing authorizations from the appropriate foreign regulatory authorities, whether or not FDA approval has been obtained. The foreign regulatory approval process in most industrialized countries generally encompasses risks similar to those we will encounter in the FDA approval process. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals, may vary widely from country to country and differ from those required for FDA approval.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the U.S., the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the U.S., sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Health Care Reform Law, as amended by the Health Care and Education Affordability Reconciliation Act, or ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Drug Quality and Security Act

In 2013, the United States Congress passed the Drug Quality and Security Act (“DQSA”), amending the Federal Food, Drug and Cosmetic Act to grant the FDA more authority to regulate and monitor the manufacturing of compounding drugs. Title I of the DQSA increased regulation of compounding drugs. Title II of the DQSA Drug Supply Chain Security, established requirements to facilitate improved tracking of prescription drug products through the supply chain with increased product identification requirements. Currently, we are required to provide product identification information, or serialization, at the manufacturing batch, or lot level. However, going forward the law requires such tracking to done farther down the distribution chain including, (i) wholesalers authentication and verification in November 2019, (ii) pharmacy authentication and verification in the Fall of 2020, and at the unit level throughout the entire supply chain near the end of 2023.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Reimbursement for our Products in the U.S.

Natesto, Tuzistra XR and ZolpiMist (our “US Approved Products”) are covered by many commercial insurance providers and pharmacy benefit management companies and are dependent upon reimbursement for continued use in the U.S. market. Additionally, privately managed Medicare Part D and other government plans may choose to cover our U.S. Approved Products prescribed through their plans’ pharmacy benefits.

We do not anticipate that the sales of the MiOXSYS System, if approved for sale in the U.S., will be heavily dependent upon reimbursement by third-party payors in the U.S. given that infertility testing and treatment is infrequently covered by commercial insurers or public payors. Traditionally, sales of pharmaceuticals, diagnostics, ad devices that are not “lifestyle” indications depend, in part, on the extent to which products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services.

Lack of third-party reimbursement for our product candidate or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the U.S. and prices generally tend to be lower than in the U.S.

DEA Regulation

Natesto, Tuzistra XR and ZolpiMist, already approved by the FDA, are each a “controlled substance” as defined in the Controlled Substances Act of 1970, or CSA, because Natesto contains testosterone, ZolpiMist contains zolpidem tartrate, and Tuzistra XR contains codeine. As a result, the U.S. Drug Enforcement Agencies, or DEA, have Natesto and Tuzistra XR listed and regulated as Schedule III substances, while ZolpiMist is listed and regulated as a Schedule IV substance.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized. Similarly, separate registrations are also required for separate facilities.

The DEA typically inspects a facility to review its security measures prior to issuing a registration and on a periodic basis. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special permits and notification requirements apply to imports and exports of narcotic drugs.

The DEA establishes annually an aggregate quota for how much of a controlled substance may be produced in and/or imported into the U.S. based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. Our or our manufacturers’ quotas of an active ingredient may not be sufficient to meet commercial demand or complete clinical trials. Any delay, limitation or refusal by the DEA in establishing our or our manufacturers’ quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and results of operations.

To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil or criminal enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In some circumstances, violations could result in criminal proceedings.

Individual states also independently regulate controlled substances. We and our manufacturers will be subject to state regulation on distribution of these products, including, for example, state requirements for licensures or registration.

Intellectual Property

Natesto

Aytu has an exclusive license from Acerus Pharmaceuticals Corporation (“Acerus”) for the U.S. rights to intellectual property related to a nasal gel drug product containing testosterone to treat hypogonadism in males, including the FDA approved product Natesto®, as well as an authorized generic version and OTC versions thereof. The license includes sublicense rights to intellectual property owned by Mattern Pharmaceuticals and exclusively licensed to Acerus by Mattern Pharmaceuticals. The sublicensed intellectual property includes four Orange Book listed patents directed at nasal gel formulations containing testosterone or methods of testosterone replacement therapy by nasal administration of the same. It further includes three patents that are not listed in the Orange Book directed at a testosterone formulation, a method of making a testosterone formulation and a method for reducing physical or chemical interactions between a nasal testosterone formulation and a plastic container.

The Acerus license also grants rights to intellectual property owned by Acerus which includes nine nonprovisional patent applications, some of which may be abandoned. These patent applications include at least four pending applications directed to testosterone titration methods, intranasal testosterone bio-adhesive gel formulations, and controlled release testosterone formulations.

On July 29, 2019, we agreed to amend and restate the License and Supply Agreement with Acerus. The effectiveness of the amended Agreement is conditioned upon Acerus obtaining new financing within six months of signing of the amended Agreement. Aytu will continue to serve as the exclusive U.S. supplier to purchasers of Natesto, and Acerus will receive performance-based commissions on prescriptions generated by urology and endocrinology specialties. Acerus will assume regulatory and clinical responsibilities and associated expenses and will serve a primary role in the development of key opinion leaders in urology and endocrinology. Aytu will focus on commercial channel management, sales to wholesalers and other purchasing customers, and will direct sales efforts in all other physician specialties.

Tuzistra XR

Aytu has an exclusive license to commercialize Tuzistra XR in the US and, through this relationship, Aytu is listed as the Tuzistra XR New Drug Application holder and holder of two Orange Book listed patents protecting Tuzistra XR. Both patents cover the extended release technology supporting Tuzistra XR’s long duration of antitussive effect, and the patents extend to March of 2029.

MiOXSYS

We have an extensive range of intellectual property for MiOXSYS. We have patent protection in the U.S. and several other large markets worldwide for MiOXSYS and the oxidation-reduction potential platform. Specifically, we have numerous patents issued and pending for the MiOXSYS system, the sensors, and their clinical and scientific use in the U.S., Europe, Canada, Israel, Japan, and China.

Our patent portfolio related to MiOXSYS and the underlying oxidation-reduction potential (ORP) technology is focused on the U.S. and core foreign jurisdictions which include Europe, Canada, Israel, Japan and China. The portfolio is supported in the U.S. and core foreign jurisdictions and consists of 44 issued patents and 18 pending applications.

The portfolio primarily consists of eight families filed in the U.S. and in core foreign jurisdictions. The first family includes thirteen issued patents with claims directed to the measurement of the ORP of a patient sample to evaluate various conditions. The standard 20-year expiration for patents in this family is in 2028. The second family includes two pending U.S. applications, three issued U.S. patents, one pending application in core foreign jurisdictions and four issued patents in core foreign jurisdictions with claims directed to the measurement of the ORP capacity of a patient sample to evaluate various conditions. The standard 20-year expiration for patents in this family is in 2033. The third family includes nineteen issued patents with claims directed to devices and methods for the measurement of ORP and ORP capacity. The standard 20-year expiration for patents in this family is in 2032. The fourth family includes two issued U.S. patents, two issued patents in core foreign jurisdictions and four pending applications in core foreign jurisdictions with claims directed to multiple layer gel test strip measurement devices and methods of making for use in measuring ORP and ORP capacity. The standard 20-year expiration for patents in this family is in 2033. The fifth family includes one pending U.S. application, one issued U.S. patent and seven pending applications in core foreign jurisdictions with claims directed to methods for determining fertility characteristics from the ORP of a biological sample. The standard 20-year expiration for patents in this family is in 2035. The sixth family includes one pending U.S. application with claims directed to methods for evaluating stroke patients from the ORP characteristics of a biological sample. The standard 20-year expiration for patents in this family is in 2036. The seventh family includes one pending application filed under the Patent Cooperation Treaty with claims directed to methods for embryo selection from the ORP characteristics of a biological sample. The standard 20-year expiration for patents in this family is in 2038. The eighth family includes one pending application filed under the Patent Cooperation Treaty with claims directed to methods of treating infertility in varicocele patients.

We have also exclusively licensed the issued and pending patents protecting Natesto. There are four FDA Orange Book-listed patents surrounding methods of use of a nasally-administered testosterone gel and formulations thereof. The standard 20-year expiration for patents across these four patents is 2024.

There are two FDA Orange Book-listed patents protecting Tuzistra XR. Through our exclusively commercialization agreement with TRIS Pharma, we are the FDA-recognized New Drug Application holder and thus the designated holder of these patents. The first patent describes a coated ion-exchange resin complex delivering an extended release formulation and methods therein. The standard 20-year exclusivity for this patent is in 2029. The second patent covers an aqueous liquid suspension containing a drug-ion exchange resin complex and methods therein. The standard 20-year exclusivity for this patent is in 2027.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

We expect to seek U.S. and foreign patent protection for drug and device products we discover, as well as therapeutic and device products and processes. We expect also to seek patent protection or rely upon trade secret rights to protect certain other technologies which may be used to discover and characterize drugs and device products and processes, and which may be used to develop novel therapeutic and diagnostic products and processes.

We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties primarily to the extent that such rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. If we must litigate to protect our intellectual property from infringement, we may incur substantial costs and our officers may be forced to devote significant time to litigation-related matters. The laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Our pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Until a patent is issued, the claims covered by an application for patent may be narrowed or removed entirely, thus depriving us of adequate protection. As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing product candidates to market exceeds the returns we are likely to obtain. We are generally aware of the scientific research being conducted in the areas in which we focus our research and development efforts, but patent applications filed by others are maintained in secrecy for at least 18 months and, in some cases in the U.S., until the patent is issued. The publication of discoveries in scientific literature often occurs substantially later than the date on which the underlying discoveries were made. As a result, it is possible that patent applications for products similar to our drug or diagnostic products and product candidates may have already been filed by others without our knowledge.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and other specific aspects of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, if any of our NDA’s are approved, we intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Competition

The healthcare industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include product efficacy and safety; quality and breadth of an organization’s technology; skill of an organization’s employees and its ability to recruit and retain key employees; timing and scope of regulatory approvals; government reimbursement rates for, and the average selling price of, products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities. Market acceptance of our current products and product candidates will depend on a number of factors, including: (i) potential advantages over existing or alternative therapies or tests, (ii) the actual or perceived safety of similar classes of products, (iii) the effectiveness of sales, marketing, and distribution capabilities, and (iv) the scope of any approval provided by the FDA or foreign regulatory authorities.

We are a very small specialty pharmaceuticals company compared to other companies that we are competing against. Our current and potential competitors include large pharmaceutical, biotechnology, diagnostic, and medical device companies, as well as specialty pharmaceutical and generic drug companies. Many of our current and potential competitors have substantially greater financial, technical and human resources than we do and significantly more experience in the marketing, commercialization, discovery, development and regulatory approvals of products, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Specifically, our competitors will most likely have larger sales teams and have more capital resources to support their products then we do.

Accordingly, our competitors may be more successful than we may be in achieving widespread market acceptance and obtaining FDA approval for product candidates. We anticipate that we will face intense and increasing competition as new products enter the market, as advanced technologies become available and as generic forms of currently branded products become available. Finally, the development of new treatment methods for the diseases we are targeting could render our products non-competitive or obsolete.

We cannot assure you that any of our products that we acquire or successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

Our current approved products compete in highly competitive fields whereby there are numerous options available to clinicians including generics. These generic treatment options are frequently less expensive and more widely available.

Natesto

The U.S. prescription testosterone market is comprised primarily of topically applied treatments in the form of gels, solutions, and patches. Testopel®, an injectable pellet typically implanted directly under the skin by a physician, is also FDA-approved. AndroGel is the market-leading TRT and is marketed by AbbVie.

Tuzistra XR

Tuzistra XR competes in the approximately $3.0 billion antitussive category and has a distinct advantage over the existing codeine-based antitussives. Tuzistra XR is the only liquid codeine antitussive with a 12-hour duration of effective, which provides more dosing convenience than the current 4 – 6 hour codeine cough syrups.

ZolpiMist

ZolpiMist competes in a large prescription category with over 43 million prescriptions written annually and generating $1.8 billion in wholesale sales. The non-benzodiazepine prescription sleep aid market is dominated by zolpidem tartrate (brand name Ambien), which accounts for approximately 30 million prescriptions annually. Various forms of zolpidem tartrate are commercially available, including both immediate release and controlled release tablets as well as orally dissolving tablets. ZolpiMist is the only oral spray formulation of zolpidem tartrate and, if only achieving 1% of the ‘zolpidem market’ this product could generate 300,000 prescriptions annually in the U.S. No zolpidem tartrate products are actively marketed in the U.S., so we believe our sales force will have the ability to effectively influence physician prescribing and grow ZolpiMist prescriptions.

MiOXSYS

With respect to MiOXSYS competitive offerings, there are other oxidative stress diagnostic tests available throughout the world, although none are approved in the U.S. for clinical use, and none are used specifically in semen analysis. ‘General use’ oxidative stress diagnostic systems that are marketed for clinical use outside the U.S. include the FRAS 4 system (H&D srl), FREE Carpe Diem (Diacron International), and the FORM and FORMPlus systems (Callegari srl). These systems are used in both research and clinical settings but do not generate significant sales in the clinical setting and, again, are not used specifically in semen analysis for infertility testing. These potentially competitive oxidative stress systems’ testing parameters differ significantly from MiOXSYS and would need to demonstrate clinical superiority to MiOXSYS in order to substantially detract from MiOXSYS prescribing and sales. Additionally, to our knowledge, these systems have not demonstrated clinical feasibility in human semen or seminal plasma. These tests are used for research use, but they do not measure oxidation-reduction potential and, we believe, are not directly competitive to the MiOXSYS System in the context of research use.

Research and Development

The research and development required for FDA approval of Natesto, ZolpiMist, and Tuzistra XR has been conducted by either previous owners of the products or the companies from which we licensed or acquired these products. To the extent we seek to further develop our products and/or improve clinical claims. we rely upon outside collaborators to conduct research as we focus primarily on commercialization.

Currently, there is an ongoing investigator-initiated study for Natesto. We are financially supporting the study being conducted at the University of Miami, through which the investigators seek to demonstrate that Natesto improves hypogonadism while preserving fertility. The study has been designed and is led by Dr. Ranjith Ramasamy, MD, Director of Reproductive Urology at the University of Miami’s Department of Urology. The study is expected to be completed in 2019. If found to preserve fertility, Natesto would be the first TRT to demonstrate this and, we expect, these results would further support the clinical differentiation of Natesto in the TRT category.

Our MiOXSYS System has been developed in conjunction with numerous medical device and diagnostic development consultants. Further, we have relationships with regulatory consultants who are actively assisting in the development of our regulatory strategy with the FDA as MiOXSYS advances to this stage. To complement our internal clinical research efforts with the MiOXSYS System, we have engaged with numerous academic and private researchers around the world to identify and develop research and clinical applications for the MiOXSYS System.

Manufacturing

Our business strategy is to use cGMP compliant contract manufacturers for the manufacture of clinical supplies as well as for commercial supplies if required by our commercialization plans, and to transfer manufacturing responsibility to our collaboration partners when possible.

Natesto

On April 22, 2016, we entered into a license and supply agreement with Acerus pursuant to which we will pay Acerus a supply price per unit of the greater of (i) a fixed percentage of Acerus’ cost of goods sold for Natesto, not to exceed a fixed ceiling price and (ii) a moderate double digit percentage of net sales for the first year of the agreement, that increased in each of the second and third years and remains constant after that.

Tuzistra XR

On November 5, 2018 we entered into a licensing, manufacturing and supply agreement with TRIS, pursuant to which TRIS has the exclusive rights to manufacture, label, package and supply us Tuzistra XR on an exclusive basis in the U.S. We expect to continue to source Tuzistra XR under this arrangement for the term of the agreement with TRIS

ZolpiMist

On June 11, 2018 we entered into a licensing agreement with Magna, pursuant to which we assumed a manufacturing agreement with a cGMP compliant contract manufacturer. We expect to continue manufacturing through that third-party and have made an initial and subsequent purchase of product that we expect to supply us for the foreseeable future.

MiOXSYS

We secured supply and quality agreements with manufacturers for both the MiOXSYS instrument as well as MiOXSYS sensor strips. Both manufacturers hold long-standing ISO 13485:2003 certifications and are established medical device manufacturers. Both manufacturers have high volume manufacturing capacity such that production volumes can be easily scaled. Both manufacturers have been audited by our quality engineers and are fully compliant.

Employees

As of January 15, 2020, we had 78 full-time employees and utilized the services of a number of consultants on a temporary basis. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. None of our employees is subject to a collective bargaining agreement. Management believes that relations with our employees are good.

Available Information

Our principal executive offices are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112 USA, and our phone number is (720) 437-6580.

We maintain a website on the internet at http://www.aytubio.com. We make available, free of charge, through our website, by way of a hyperlink to a third-party site that includes filings we make with the SEC website (www.sec.gov), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports electronically filed or furnished pursuant to Section 15(d) of the Exchange Act. The information on our website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings we make with the SEC. In addition, the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Code of Ethics

We have adopted a written code of ethics that applies to our officers, directors and employees, including our principal executive officer and principal accounting officer. We intend to disclose any amendments to, or waivers from, our code of ethics that are required to be publicly disclosed pursuant to rules of the SEC by filing such amendment or waiver with the SEC. This code of ethics and business conduct can be found in the corporate governance section of our website, http://www.aytubio.com.

Properties

In August 2015, we entered into a 37-month operating lease in Englewood, Colorado. This lease has an initial base rent of $9,000 a month with a total base rent over the term of the lease of approximately $318,000. In October 2017, the Company signed an amendment to the 37-month operating lease in Englewood, Colorado. The amendment extended the lease for an additional 24 months beginning October 1, 2018. The base rent will remain at $9,000 a month. In April 2019, the Company extended the lease for an additional 36 months beginning October 1, 2020.

In June 2015, we entered into a 37-month operating lease for office space in Raleigh, North Carolina. This lease has initial base rent of $3,000 a month, with total base rent over the term of the lease of approximately $112,000. In June 2018, the Company entered into a 12-month operating lease, beginning on August 1, 2018, for a new office space in Raleigh. This lease has base rent of $1,100 a month, with total rent over the term of the lease of approximately $13,200.

We recognize rent expenses on a straight-line basis over the term of each lease. Differences between the straight-line net expenses on rent payments are classified as liabilities between current deferred rent and long-term deferred rent.

Legal Proceedings

Between November 20, 2019 and December 17, 2019, four putative class action lawsuits were filed in Delaware state and federal courts in connection with the (i) Aytu’s proposal to approve, in accordance with Nasdaq Marketplace Rule 5635(d), the convertibility of the Company’s Series F convertible preferred stock and the exercisability of certain warrants, in each case, issued in a private placement offering that closed October 16, 2019 (“Nasdaq Rule 5635(d) Proposal”); (ii) Aytu’s proposal to approve an amendment to its Certificate of Incorporation to increase the number of its authorized shares of common stock from 100,000,000 to 120,000,000 shares of common stock (“Authorized Share Increase Proposal”); and (iii) Aytu’s proposal to approve the adjournment of the special meeting, if necessary, to continue to solicit votes for Nasdaq Rule 5635(d) Proposal and/or Authorized Share Increase Proposal (“Adjournment Proposal” and, together with the Nasdaq Rule 5635(d) Proposal and the Authorized Share Increase Proposal, the “Proposal”). Three lawsuits were filed in the Court of Chancery of the State of Delaware: Carl Pliscott v. Joshua R. Disbrow, et al., Case No. 2019-0933, filed on November 20, 2019 (the “Pliscott Action”); Adam Kirschenbaum v. Aytu Bioscience, Inc., et al., Case No. 2019-0984, filed on December 10, 2019 (the “Kirschenbaum lawsuit”); and Michael Sebree v. Josh Disbrow, et al., Case No. 2019-1011, filed on December 17, 2019 (the “Sebree Action”). The Kirschenbaum Action and Sebree Action have both been assigned to Chancellor Andre G. Bouchard. The Pliscott Action was subsequently removed to the United States District Court for the District of Delaware on December 5, 2019, captioned as Carl Pliscott v. Joshua R. Disbrow, et al., Case No. 19-cv-02228-UNA, and assigned to Chief Judge Leonard P. Stark. One lawsuit was filed in the United States District Court for the District of Delaware and assigned to Chief Judge Leonard P. Stark: Adam Franchi v. Aytu Bioscience, Inc., et al., Case No. 19-cv-02204-LPS, filed on November 26, 2019 (the “Franchi Action”). The Pliscott Action, Kirschenbaum Action, and Sebree Action allege that the members of the Aytu board breached their fiduciary duties to Aytu stockholders by failing to disclose all information material to the Proposals. The Franchi Action alleges that Aytu and the individual members of the Aytu board violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (and Rule 14a-9, promulgated thereunder) by virtue of allegedly false and misleading statements contained in the proxy statement filed by Aytu on November 21, 2019. All four lawsuits seek, among other things, declaratory relief allowing the action to be maintained as a class action, injunctive relief prohibiting any stockholder vote on the Proposals or other consummation of the Proposals, damages, attorneys’ fees and costs, and other and further relief. The Sebree Action further seeks injunctive relief prohibiting consummation of the Asset Purchase Agreement, dated October 10, 2019. Aytu and the board believe that all claims asserted are meritless and will vigorously defend against the four lawsuits. At this stage, it is not otherwise possible to predict the effect of lawsuits on Aytu.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Data

Our common stock has been listed on the NASDAQ Capital Market under the symbol “AYTU” since October 20, 2017. The following table sets forth the range of high and low sales prices on the NASDAQ Capital Market, as applicable, for the periods shown.

Fiscal Year ended June 30, 2018	High	Low
First Quarter (ended September 30, 2017)	$240.00	$66.80
Second Quarter (ended December 31, 2017)	$136.40	$41.00
Third Quarter (ended March 31, 2018)	$85.20	$7.60
Fourth Quarter (ended June 30, 2018)	$12.80	$4.66
Fiscal Year ended June 30, 2019	High	Low
First Quarter (ended September 30, 2018)	$7.80	$2.40
Second Quarter (ended December 31, 2018)	$3.23	$0.68
Third Quarter (ended March 31, 2019)	$2.53	$0.78
Fourth Quarter (ended June 30, 2019)	$2.61	$1.50

On January 9, 2020 the closing price as reported on the NASDAQ of our common stock was $0.8487. As of January 9, 2020, there were 483 holders of record of our common stock.

Equity Compensation Plan Information

The 2015 Plan permits grants of equity awards to employees, directors and consultants. The following table provides information as of September 30, 2019 about Aytu’s equity compensation plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))(c)
Equity compensation plans approved by security holders	1,556	$325.64	652,179
Equity compensation plans not approved by security holders	1,624	$594.63	—
Total	3,180	$460.89	652,179

Dividend Policy

We have not paid any cash dividends on our common stock and our Board of Directors presently intends to continue a policy of retaining earnings, if any, for use in our operations. The declaration and payment of dividends in the future, of which there can be no assurance, will be determined by the Board of Directors in light of conditions then existing, including earnings, financial condition, capital requirements and other factors. Delaware law prohibits us from declaring dividends where, if after giving effect to the distribution of the dividend:

—     we would not be able to pay our debts as they become due in the usual course of business; or

—     our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

Except as set forth above, there are no restrictions that currently materially limit our ability to pay dividends or which we reasonably believe are likely to limit materially the future payment of dividends on common stock.

Our Board of Directors has the right to authorize the issuance of preferred stock, without further stockholder approval, the holders of which may have preferences over the holders of our common stock as to payment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this joint proxy statement/prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors Relating to Aytu” section of this joint proxy statement/prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Discussion for Fiscal Year Ending June 30, 2019

Overview, Liquidity and Capital Resources

We are a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, and male infertility and plans to expand opportunistically into other therapeutic areas as we continue to execute on our growth plans.

Prior to the date of this joint proxy statement/prospectus, we have financed operations through a combination of private and public debt and equity financings, funds from the sale of our products, and occasionally through divestures of non-strategic assets. Our financing transactions have included private placements of stock and convertible notes, and public offerings of the Company’s equity securities. Since the formation of Aytu in June 2015, we have raised approximately $70.3 million from the sale of our securities to investors and the exercise of warrants by investors.

Our operations have historically consumed cash and are expected to continue to require cash, but at a declining rate. We have incurred accumulated net losses since inception, and at September 30, 2019, we had an accumulated deficit of $111.3 million. Revenues for the three-months ended September 30, 2019 increased slightly compared to the three-months ended September 30, 2018, and revenues increased 100% and 14% for each of the years ended June 30, 2019 and 2018, respectively, and is expected to continue to increase long-term, allowing us to rely less on our existing cash and cash equivalents, and proceeds from financing transactions. Despite increased revenue, cash used in operations during the three-months ended September 30, 2019 was $3.0 million compared to $2.7 million for the three-months ended September 30, 2018, due to our focus on market development activities.

On October 11, 2019, we entered into Securities Purchase Agreements (the “Purchase Agreement”) with two institutional accredited investors (the “Investors”) providing for the issuance and sale by the Company (the “Offering”) of $10.0 million of, (i) shares of the our Series F Convertible Preferred Stock (the “Preferred Stock”) which are convertible into shares of common stock (the “Conversion Shares”) and (ii) warrants (the “Warrants”) which are exercisable for shares of common stock (the “Warrant Shares”). The Warrants have an exercise price equal to $1.25 and contain cashless exercise provisions. Each Warrant will be exercisable after we obtain stockholder approval as required by applicable Nasdaq rules (“Shareholder Approval”) and will expire five years from the time a registration statement covering the Conversion Shares and Warrant Shares is declared effective by the Securities and Exchange Commission. The closing of the sale of these securities occurred on October 16, 2019.

The net proceeds we received from the Offering were approximately $9.3 million. The net proceeds we receive from the Offering will be used for general corporate purposes, including working capital.

As of the date of this Report, we expect our commercial costs for current operation to remain approximately flat or to increase modestly as we continue to focus on revenue growth. Our current asset position of $31.0 million plus the proceeds expected from ongoing product sales will be used to fund operations. We will access the capital markets to fund operations if and when needed, and to the extent it becomes probable that existing cash and cash equivalents, and other current assets may become exhausted. The timing and amount of capital that may be raised is dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms that we consider to be favorable to us and our stockholders, or at all. However, we have been successful in accessing the capital markets in the past and is confident in our ability to access the capital markets again, if needed. Since we do not have sufficient cash and cash equivalents on-hand as of September 30, 2019 to cover potential net cash outflows for the twelve months following the filing date of this Quarterly Report, ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) requires us to report that there exists an indication of substantial doubt about our ability to continue as a going concern.

If we are unable to raise adequate capital in the future when it is required, we can adjust our operating plans to reduce the magnitude of the capital need under its existing operating plan. Some of the adjustments that could be made include delays of and reductions to the Company’s commercial programs, reductions in headcount, narrowing the scope of our commercial efforts, or reductions to our research and development programs. Without sufficient operating capital, we could be required to relinquish rights to products or renegotiate to retain such rights on less favorable terms than it would otherwise choose. This may lead to impairment or other charges, which could materially affect our balance sheet and operating results.

Results of Operations

Comparison of the years ended June 30, 2019 and 2018

	Year Ended June 30,
	2019	2018	Change
Revenues
Product revenue, net	$7,314,581	$3,660,120	$3,654,461
License revenue, net	5,776	––	5,776
Total product revenue	7,320,357	3,660,120	3,660,237

Operating expenses
Cost of sales	2,202,041	2,050,544	151,497
Research and development	589,072	167,595	421,477
Selling, general and administrative	18,887,783	17,732,490	1,155,293
Selling, general and administrative – related party	351,843	—	351,843
Impairment of intangible assets	—	1,856,020	(1,856,020)
Amortization of intangible assets	2,136,255	1,553,705	582,550
Total operating expenses	24,166,994	23,360,354	806,640

Loss from operations	(16,846,637)	(19,700,234)	2,853,597

Other (expense) income
Other (expense), net	(535,500)	(749,423)	213,923
(Loss)/gain from contingent consideration	(9,830,550)	6,277,873	(16,108,423)
Gain from warrant derivative liability	80,779	3,983,921	(3,903,142)
Total other (expense) income	(10,285,271)	9,512,371	(19,797,642)

Net loss	$(27,131,908)	$(10,187,863)	$(16,944,045)

Product revenue.    During the year ended June 30, 2019, we recognized revenue of $7.3 million associated with the sale of our products, an increase of approximately $3.7 million compared to the same period ended June 30, 2018. The increase was the result of the combination of increased overall product units sold during the 2019 fiscal year. Increased sales volumes were due to the combination of (i) increased Natesto sales due to our further commercialization of the Natesto product line and, (ii) the acquisition and deployment of the Tuzistra XR and ZolpiMist products during the year ended June 30, 2019. This was offset by the discontinuation of the Primsol, ProstaScint and Fiera product lines during the year ended June 30, 2018.

Cost of sales.    Cost of sales increased approximately $0.2 million during the year ended June 30, 2019 compared to the same period ended June 30, 2018. The increase was the result of increased volumes of products due to continued commercialization efforts. The prior year cost of goods sold included write-offs of inventory related to the Fiera product line.

Research and Development.    Research and development expenses increased $0.4 million, or 251.5%, in fiscal 2019 compared to fiscal 2018. The increase was due primarily to the prior year reversal of a previously accrued liability in the amount of $398,000 which reduced fiscal year 2018 research and development expenses. We anticipate research and development expense to increase in fiscal 2020 as we anticipate funding a study to further support the clinical application of our MiOXSYS System, and to fund further clinical studies for Natesto to potentially support new claims and to comply with FDA post-marketing study requirements.

Selling, General and Administrative.    Selling, general and administrative costs increased $1.5 million, or 8.5%, for the year ended June 30, 2019 compared the same period in 2018. The primary increase was due to labor, occupancy, travel and other and sales & marketing related to expanding our commercial team, launching Tuzistra XR, and stock-based compensation. The impairment expense of $1.9 million recognized in fiscal 2018, represent the impairment of the Aytu Women’s Health assets based upon sales performance and the manufacturer no longer supporting the product.

Selling, General and Administrative — Related Party.    Selling, general and administrative costs — related party are related to the cost of a services provided by TrialCard, of which one of our Directors, Mr. Donofrio, was an employee for a period of time during the year ended June 30, 2019.

Impairment of Intangible Assets.    We did not incur any impairment losses on any intangible assets for the year ended June 30, 2019. We recognized an impairment loss of approximately $1.9 million for the year ended June 30, 2018 relating to the discontinuation of the Fiera product line as a result of lower than expected sales combined with the contract manufacturer ending production.

Amortization of Intangible Assets.    Amortization expense for the remaining intangible assets was $2.1 million and $1.6 million for the years ended June 30, 2019 and 2018, respectively. This expense is related to corresponding amortization of our finite-lived intangible assets.

Liquidity and Capital Resources

	Year ended June 30,
	2019	2018
Net cash used in operating activities	$(13,831,377)	$(15,940,322)
Net cash used in investing activities	$(1,061,985)	$(484,292)
Net cash provided by financing activities	$19,075,062	$22,659,599

Net Cash Used in Operating Activities

During fiscal 2019, net operating cash outflows totaled $13.8 million. The use of cash was approximately $13.3 million less than the net loss due primarily to non-cash charges for stock-based compensation, issuance of restricted stock, depreciation, amortization and accretion, other loss and an increase in accounts payable, accrued liabilities and accrued compensation. These charges were offset by an increase in accounts receivable, inventory, prepaid expenses, and derivative income.

During fiscal 2018, our operating activities consumed $16.0 million of cash. Our cash use was $5.8 million greater than our net loss, primarily due to non-cash gains such as derivative income and other gains which reduced our fiscal 2018 losses, offset by depreciation, amortization and accretion, and the expense related to the impairment of intangible assets which increased losses in fiscal 2018. Increases in our prepaid expense and decreases in accounts payable and accrued liabilities balance increased cash use in 2018 while an increase in accrued compensation decreased cash use in 2018.

Net Cash Used in Investing Activities

During fiscal 2019, net investing cash outflows totaled $1.1 million was used to acquire $0.8 million of intangible assets relating to our products, pay down of $0.2 million of a contingent consideration obligation relating to our products, and the purchase of approximately $0.1 million in fixed assets.

During fiscal 2018, cash of $484,000 was used to acquire fixed and operating assets in addition to a deposit for office space and a royalty payment.

Net Cash from Financing Activities

Net cash of $19.1 million provided by financing activities during fiscal 2019 was primarily related to the October 2018 public offering of $15.2 million, offset by the offering cost of $1.5 million which was paid in cash. In addition, we received proceeds of $5 million from a collateralized promissory note issued to Armistice Capital (see Note 14). We also received proceeds of $375,000 from warrant exercises.

Net cash of $22.7 million was provided by financing activities during fiscal 2018. The private placement completed in August 2017 contributed gross proceeds of $11.8 million, which was reduced by offering costs of $1.4 million. The March 2018 Offering provided gross proceeds of $12.9 million, which was reduced by offering costs of $1.3 million. Finally, we received aggregate proceeds of $0.7 million from the exercise of warrants by investors.

Contractual Obligations and Commitments

Commitments and contingencies are described below and summarized by the following table as of June 30, 2019:

	Total	2020	2021	2022	2023	2024	Thereafter
Prescription database	$1,613,000	$567,000	$534,000	$512,000	$—	$—	$—
Product Milestone Payments	5,500,000	—	—	—	5,500,000	—	—
Office leases	494,000	112,000	113,000	118,000	121,000	30,000	—
	$7,607,000	$679,000	$647,000	$630,000	$5,621,000	$30,000	$—

Prescription Database

In May 2016, we entered into an agreement with a vendor that will provide it with prescription database information. We agreed to pay approximately $1.6 million over three years for access to the database of prescriptions written for Natesto. The payments have been broken down into quarterly payments.

Milestone Payments

In connection with our intangible assets, Aytu has certain milestone payments, totaling $5.5 million, payable at a future date, are not directly tied to future sales, but upon other events certain to happen. These obligations are included in the valuation of our contingent consideration.

Office Lease

In June 2018, we entered into a 12-month operating lease, beginning on August 1, 2018, for office space in Raleigh, North Carolina. This lease has base rent of $1,100 a month, with total rent over the term of the lease of approximately $13,200. In September 2015, we entered into a 37-month operating lease in Englewood, Colorado. This lease had an initial base rent of $9,000 a month with a total base rent over the term of the lease of approximately $318,000. In October 2017, we signed an amendment to the 37-month operating lease in Englewood, Colorado, extending the lease for an additional 24 months beginning October 1, 2018. The base rent remained $9,000 per month. In April 2019, the Company extended the lease for an additional 36 months beginning October 1, 2020. Rent expense totaled $0.1 and $0.1 million for the years ended June 30, 2019 and 2018 respectively.

We have no off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.”

Discussion for Fiscal Year Ending June 30, 2018

Overview, Liquidity and Capital Resources

Aytu is an emerging specialty pharmaceutical company focused on commercializing novel products that address significant medical needs. Aytu is focused on commercializing products that address hypogonadism (low testosterone), insomnia, and male infertility and plans to expand into other therapeutic areas as the company continues to execute on its growth plans.

Prior to June 30, 2018, we financed operations through a combination of private and public debt and equity financings, funds from the sale of our products, and occasionally through divestures of non-strategic assets. Our financing transactions have included private placements of stock and convertible notes, and public offerings of the Company’s equity securities. Since the formation of Aytu in June 2015, the Company has raised approximately $49.9 million from the sale of its securities to investors and the exercise of warrants by investors.

Our operations have historically consumed cash and are expected to continue to require cash, but at a declining rate. The Company’s revenue has increased 14% and 26% for each of the two fiscal years prior to June 30, 2018 and is expected to continue to increase, allowing the Company to rely less on its existing cash balance and proceeds from financing transactions. Despite increased revenue, cash used in operations during fiscal year 2018 was $16 million compared to $13.8 million in 2017, due to the Company completing the build-out of its’s commercial infrastructure in 2018. As of June 30, 2018, we expect our commercial costs to remain approximately flat or to increase modesty as we continue to focus on revenue growth. Our current asset position of $9.5 million plus the proceeds expected from ongoing product sales will be used to fund operations. We will access the capital markets to fund operations if and when needed, and to the extent it becomes probable that existing cash and other current assets may become exhausted. The timing and amount of capital that may be raised is dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms that we consider to be in the best interests of the Company and our stockholders, or at all. However, we have been successful is accessing the capital markets in the past and are confident in our ability to access the capital markets again, if needed. Since the Company does not have a cash balance as of June 30, 2018, sufficient to cover potential operating losses for the twelve months following September 6, 2018, ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) requires us to report that there is an indication that substantial doubt about the Company’s ability to continue as a going concern exists.

If we are unable to raise adequate capital in the future when it is required, we can adjust our operating plans to reduce the magnitude of the capital need under our existing operating plan. Some of the adjustments that could be made include delays of and reductions to product support programs, reductions in headcount, narrowing the scope of one or more of our commercialization programs, or reductions to our research and development programs. Without sufficient operating capital, we could be required to relinquish rights to product candidates on less favorable terms than we would otherwise choose. This may lead to impairment or other charges, which could materially affect our balance sheet and operating results.

We have incurred accumulated net losses since inception, and at June 30, 2018, we had an accumulated deficit of $79.3 million. Our net loss declined to $10.2 million from $22.5 million for fiscal 2018 and 2017, respectively. We used $16.0 million and $13.8 million in cash from operations during fiscal 2018 and 2017.

Results of Operations — June 30, 2018 Compared to June 30, 2017

Results of operations for the year ended June 30, 2018 (“fiscal 2018”) and the year ended June 30, 2017 (“fiscal 2017”) reflected losses of approximately $10.2 million and $22.5 million, respectively. The decline in losses was driven by increasing revenue, and by non-operating gains resulting from the revaluation of derivative liability related to outstanding warrants and to the reduction of expected milestone payments due to the revaluation of contingent consideration due to GAAP, primarily related to Natesto and the discontinuation of the Fiera product offering.

Revenue

Product revenue

We continue to generate material revenues from the commercialization of our products and have recently launched a new product, ZolpiMist, that competes in the $1.8 billion prescription sleep aid market. We recognized approximately $3.7 million and $3.2 million of net revenue from Natesto, ProstaScint, Primsol, MiOXSYS and Fiera sales during fiscal 2018 and 2017, respectively. The addition of ZolpiMist is expected to be additive to the growing base of revenue from Natesto and MiOXSYS. Since we have discontinued the non-strategic assets Primsol, ProstaScint and Fiera, we do not expect to recognize revenue from those products in fiscal year 2019. The majority of our fiscal year 2018 revenue came from Natesto sales. Revenue from Natesto sales increased 155% in fiscal 2018 compared to fiscal 2017.

As is customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. Provisions for these deductions are estimated and recorded concurrently with the recognition of gross revenue from product sales and include coupons, discounts, chargebacks, distributor fees, processing fees, allowances for returns and Medicaid rebates. Provision balances relating to estimated amounts payable to direct customers are netted against accounts receivable and balances relating to indirect customers are included in accounts payable and accrued liabilities. The provisions recorded to reduce gross product sales and net product sales are as follows:

	Year Ended June 30,
	2018	2017
Gross product and service revenue	$7,861,000	$4,694,000
Provisions to reduce gross product sales to net product and service sales	(4,201,000)	(1,472,000)
Net product and service revenue	$3,660,000	$3,222,000

Percentage to net sales	46.6%	68.6%

Expenses

Cost of Sales

The cost of sales of $2.1 million and $1.4 million recognized for fiscal 2018 and fiscal 2017, respectively, are related to the Natesto, ZolpiMist, ProstaScint, Primsol, Fiera, and the MiOXSYS and RedoxSYS Systems. The increase in cost of sales for fiscal 2018 was due to an increase in product sales and the impairment of the AWH inventory, which represented $0.8 million or 38% of the cost of sales for fiscal 2018. We expect cost of sales to increase in the future due to and in line with growth in revenue from product sales.

Research and Development

Research and development costs consist of clinical trials and sponsored research, sponsored research — related party and consultants and other. These costs relate solely to research and development without an allocation of general and administrative expenses and are summarized as follows:

	Year Ended June 30,
	2018	2017
Clinical trials and sponsored research	$102,000	$956,000
Sponsored research – related party	—	388,000
Consultants and other	66,000	4,000
	$168,000	$1,348,000

Comparison of Years Ended June 30, 2018 and 2017

Research and development expenses decreased $1.2 million, or 87.5%, in fiscal 2018 compared to fiscal 2017. The decrease was due primarily to focusing our resource commitment on our commercial products and our decision to abandon sales and development support of ProstaScint in fiscal 2018, for which we reversed a previously accrued liability in the amount of $398,000 which reduced fiscal year 2018 research and development expenses. We anticipate research and development expense to increase in fiscal 2019 as we anticipate funding a study to further support the clinical application of our MiOXSYS System, and to fund further clinical studies for Natesto to potentially support new claims and to comply with FDA post-marketing study requirements.

Sales, General and Administrative

Sales, general and administrative expenses consist of labor costs, including personnel costs for employees in executive, commercial, business development and operational functions; stock-based compensation; patents and intellectual property; professional fees including legal, auditing, accounting, investor relations, stockholder expense and printing and filing of SEC reports; occupancy, travel and other expenses including rent, governmental and regulatory compliance, insurance, and professional subscriptions; and directors fees. These costs are summarized as follows:

	Year Ended June 30,
	2018	2017
Labor	$8,620,000	$7,488,000
Stock-based compensation	597,000	3,227,000
Professional fees	1,437,000	1,133,000
Occupancy, travel and other	6,523,000	5,267,000
Patent costs	395,000	168,000
Director fees	160,000	160,000
Management fee – related party	—	165,000
	$17,732,000	$17,608,000

Comparison of Years Ended June 30, 2018 and 2017

Sales, general and administrative costs remained approximately level in fiscal 2018 compared to fiscal 2017. The most significant expense was due to labor costs, patent costs, and occupancy, travel and other, which were related to increased labor rates, FDA fees, and increased spend on marketing efforts. This increase was offset by stock-based compensation, compared to fiscal 2017, due to a reduction in the fair value of the stock options and restricted stock that was issued to directors, executives and employees. We expect future selling, general and administrative expenses to remain consistent with historical spending rates.

Impairment of Intangible Assets

The expense related to impairment of intangible assets was $1.9 million for fiscal 2018. The impairment was related to the discontinuation of the Fiera product line due to lower than expected sales performance of the Fiera products and the contract manufacturer no longer supporting the product.

Impairment of intangible assets was $1.3 million for fiscal 2017, which was related to the impairment of the ProstaScint product which was discontinued in fiscal year 2018.

Amortization of Intangible Assets

Amortization expense for the remaining intangible assets was $1.6 million and $1.7 million for fiscal 2018 and fiscal 2017, respectively. This expense is related to corresponding amortization of its finite-lived intangible assets. We expect this expense to remain flat for fiscal 2019.

Net Cash Used in Operating Activities

During fiscal 2018, our operating activities consumed $16.0 million of cash. Our cash use was $5.8 million greater than our net loss, primarily due to non-cash gains such as derivative income and other gains which reduced our fiscal 2018 losses, offset by depreciation, amortization and accretion, and the expense related to the impairment of intangible assets which increased losses in fiscal 2018. Increases in our prepaid expense and decreases in accounts payable and accrued liabilities balance increased cash use in 2018 while an increase in accrued compensation decreased cash use in 2018.

During fiscal 2017, our operating activities used $13.8 million in cash. The use of cash was approximately $8.7 million lower than the net loss due primarily to non-cash charges for asset impairment, stock-based compensation, issuance of restricted stock, depreciation, amortization and accretion, amortization of prepaid research and development — related party, common stock issued to executives, warrants issued to initial investors, and an increase in accounts payable. These charges were offset by a decrease in accrued compensation, accrued liabilities, and accounts receivable, a gain on the sale of an asset, and derivative income.

Net Cash Used in Investing Activities

During fiscal 2018, cash of $484,000 was used to acquire fixed and operating assets in addition to a deposit for office space and a royalty payment.

During fiscal 2017, cash was received through the sale of Primsol, the sale of our common stock investment in Acerus and the merger with Nuelle, Inc. Cash was also used to make contractual payments for acquired products, and to purchase fixed assets.

Net Cash from Financing Activities

Net cash of $22.7 million was provided by financing activities during fiscal 2018. The private placement completed in August 2017 contributed gross proceeds of $11.8 million, which was reduced by offering costs of $1.4 million. The March 2018 Offering provided gross proceeds of $12.9 million, which was reduced by offering costs of $1.3 million. Finally, we received aggregate proceeds of $0.7 million from the exercise of warrants by investors.

Net cash of $10.2 million provided by financing activities during fiscal 2017 was primarily related to our warrant tender offer of $2.2 million offset by issuance costs of $312,000, our registered public offering of $8.6 million of common stock and warrants offset by cash issuance costs of $998,000, and the issuance of common stock to Lincoln Park Capital of $740,000 offset by issuance costs of $91,000.

Recent Developments

Introduction of Natesto Patient Reimbursement Support Services

During the Company’s fourth quarter, several factors contributed to accelerate Natesto revenue growth and to position Natesto for further growth. In the third quarter of 2018, the Company piloted an initiative aimed at improving patient access, increasing prescription fill rates, and improving net revenue per prescription. This initiative, called the Natesto Support Program, introduced a third-party resource that assists patients and physician offices with the insurance approval process for Natesto. The program was rolled out across all sales territories in the fourth quarter of 2018. In conjunction with the roll-out of this initiative, the Company eliminated Company funded $0 prescription vouchers.

As a result of management’s implementation of the Natesto Support Program and despite the discontinuation of $0 vouchers, the Company realized Natesto net revenue growth of 178% with only a 12% decline in unit volume during the fourth quarter of 2018 compared to the third quarter of 2018. Natesto revenue grew from $292,598 in Q3 to $805,212 in Q4. Historically, the use of $0 vouchers represented the largest deduction from gross revenue in the determination of net revenue, so the elimination of these vouchers while essentially maintaining demand were key elements of the significantly increased revenue. The table below represents the rate of coupon usage, which was the most significant factor in driving revenue growth since the implementation of the Natesto Support Program and elimination of Company funded $0 vouchers in the fourth quarter:

Coupons as a percentage of gross revenue decreased each month over the most recent two quarter period:

•        January 2018: 83%

•        February 2018: 59%

•        March 2018: 62%

•        April 2018: 32%

•        May 2018: 31%

•        June 2018: 23%

The Natesto Support Program has since been enhanced by the addition of other services including, among other items, mail order delivery services. This enhancement, called Natesto Direct, was launched in August 2018. Management intends to manage the services under Natesto Direct with changes from time-to-time to provide other features that encourage Natesto initial usage and refill rates. As a result, Natesto is well positioned for both volume and revenue growth.

Natesto Spermatogenesis Study

A significant clinical study of Natesto is underway that may substantially improve the product’s clinical profile and enable access to a broader subset of hypogonadal patients. In the second half of fiscal 2018 the University of Miami’s Department of Urology began an investigator-initiated trial led by Dr. Ranjith Ramasamy, MD, the Director of Reproductive Urology at Miami. The study is entitled Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters, and is designed to test the hypothesis that treatment of hypogonadal men with Natesto maintains normal or near normal semen parameters, while also assessing Natesto’s impact on gonadotropin levels and endogenous testosterone production.

If this study proves the hypothesis and demonstrates maintenance of semen parameters, gonadotropins, or endogenous testosterone levels, to our knowledge it would be the first such study to demonstrate any of these effects, which could lead to unique clinical claims in Natesto’s product label. The implications of these potential clinical findings are significant as stated by Dr. Ramasamy:

“Currently, there are no FDA-approved therapies to treat men with low testosterone who wish to preserve their fertility. About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production.”

Dr. Ramasamy presented the entirety of the data to date, both three-month and six-month timepoints, at the American Society for Reproductive Medicine annual meeting in October 2019. In total, 55 men were eligible and enrolled in the trial. Of the 55 who enrolled, 44 patients have completed the three-month treatment period. Thirty-three patients have completed the six-month treatment period.

Among the patients completing the trial, mean T increased from 230 (62) to 605 (278) ng/dL (p=0.005). All three measured semen parameters (motility, concentration, and total motile sperm count) remained statistically unchanged. Further, Luteinizing Hormone (LH) and Follicle Stimulating Hormone (FSH) remained within the normal range (2 – 5 IU/mL).

TRT Market Dynamics

Several recent developments in the U.S. testosterone replacement therapy market may favorably impact Natesto’s near and longer-term market position as an FDA-approved treated with an established efficacy and safety profile and being actively marketed by a focused sales infrastructure. First, the market leading product Androgel, has experienced diminished promotion over the last several quarters due to the product’s relative age and importance in the AbbVie product portfolio. As such, there is limited field-based promotion and sampling to high prescribing physicians. Also, Eli Lilly formally discontinued Axiron in July 2017 primarily due to patent expiry, thereby resulting in further reduction in promotional voice in the U.S. in the TRT category. With the two market-leading products’ promotional voice reduced or eliminated, this may present a unique opportunity for the Company and Natesto.

Along with the de-prioritization of the two market leading gels, a key TRT pipeline asset experienced significant regulatory setbacks recently. In November 2019, Lipocine announced that Lipocine’s oral testosterone candidate Tlando™ received a Complete Response letter and was rejected for approval by the FDA. It should be noted that this was the company’s third Complete Response Letter for Tlando. The likelihood of approval appears in doubt at this time for Tlando. A separate oral candidate, Jatenzo®, has been recently approved but has not yet launched. The prescribing information for Jatenzo contains a Black Box warning due to observed increases in blood pressure among men taking Jatenzo.

Contractual Obligations and Commitments

Commitments and contingencies are described below and summarized by the following table as of June 30, 2018:

	Total	2019	2020	2021	2022	2023	Thereafter
Prescription database	$774,000	$774,000	$—	$—	$—	$—	$—
Natesto	2,500,000	—	—	—	—	2,500,000	—
Supply order	167,000	167,000	—	—	—	—	—
Office lease	258,000	122,000	109,000	27,000	—	—	—
	$3,699,000	$1,063,000	$109,000	$27,000	$—	$2,500,000	$—

Prescription Database

In May 2016, Aytu entered into an agreement with a vendor that will provide Aytu with prescription database information. Aytu agreed to pay approximately $1.9 million over three years for access to the database of prescriptions written for Natesto. The payments have been broken down into quarterly payments.

Supply Order

In June 2018, Aytu submitted a purchase order for 45,000 units of ZolpiMist, which are expected to arrive in fiscal 2019.

Office Lease

In June 2015, Aytu entered into a 37-month operating lease for office space in Raleigh, North Carolina. This lease has initial base rent of $3,000 a month, with total base rent over the term of the lease of approximately $112,000. In June 2018, the Company entered into a 12-month operating lease, beginning on August 1, 2018, for a new office space in Raleigh. This lease has base rent of $1,100 a month, with total rent over the term of the lease of approximately $13,200. In September 2015, the Company entered into a 37-month operating lease in Englewood, Colorado. This lease has an initial base rent of $9,000 a month with a total base rent over the term of the lease of approximately $318,000. In October 2017, the Company signed an amendment to the 37-month operating lease in Englewood, Colorado. The amendment extended the lease for an additional 24 months beginning October 1, 2018. The base rent will remain at $9,000 a month. The Company recognizes rent expense on a straight-line basis over the term of each lease. Differences between the straight-line net expenses on rent payments are classified as liabilities between current deferred rent and long-term deferred rent. Rent expense for the respective periods was as follows:

	Year Ended June 30,
	2018	2017
Rent expense	$142,000	$139,000

We have no off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Effective October 1, 2018, EKS&H LLLP (“EKS&H”), the independent registered public accounting firm for the Company, combined with Plante Moran. As a result of this transaction, on October 19, 2018, the Company engaged Plante Moran as the new independent registered public accounting firm for the Company, and EKS&H resigned.

During the two most recent fiscal years ended June 30, 2018 and 2017, and through the subsequent interim period preceding the appointment of Plante Moran, there were no disagreements between the Company and EKS&H on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EKS&H, would have caused them to make reference thereto in their reports on the Company’s financial statements for such years.

During the two most recent fiscal years ended June 30, 2018 and 2017 and through the subsequent interim period preceding the appointment of Plante Moran, there were no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of EKS&H on the Company’s financial statements for the years ended June 30, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except the audit report of EKS&H on the Company’s financial statements for the year ended June 30, 2018 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern.

During the two most recent fiscal years ended June 30, 2018 and 2017 and through the subsequent interim period preceding Plante Moran’s engagement, the Company did not consult with Plante Moran on either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on the Company’s financial statements, and Plante Moran did not provide either a written report or oral advice to the Company that Plante Moran concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as defined in Item 304(a)(1)(v) of Regulation S-K.

Financial Statements and Supplementary Data

Our financial statements are included in Annex J of this joint proxy statement/prospectus and are incorporated herein by reference.

INFORMATION ABOUT INNOVUS

Within this “Information About Innovus” section , references to “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to Innovus Pharmaceuticals, Inc.

Overview

We are an emerging over-the-counter (“OTC”) consumer goods and specialty pharmaceutical company engaged in the commercialization, licensing and development of safe and effective non-prescription medicine, consumer care products, supplements and medical devices to improve men’s and women’s health and vitality. Our products currently focus in six main categories, including sexual health, pain management, general muscle health, respiratory, sleep, and diabetic care. We deliver innovative and unique health solutions of OTC medicines, devices, consumer and health products, and clinical supplements through four general channels including Direct to Consumer Marketing, E-Commerce, Retail/Wholesale, and International Distribution. Collectively these channels make up our proprietary Beyond Human® Sales & Marketing Platform which was acquired in 2016 and significantly expanded through the development of proprietary algorithms to target consumers and improve efficiency and return in 2018. We are dedicated to being a leader in developing and marketing new OTC and branded Abbreviated New Drug Application (“ANDA”) products, supplements and medical devices. We are actively pursuing opportunities where existing prescription drugs have recently, or are expected to, change from prescription (or Rx) to OTC. These “Rx-to-OTC switches” require Food and Drug Administration (“FDA”) approval through a process initiated by the New Drug Application (“NDA”) holder.

Our business model leverages our ability to (a) develop and build our current pipeline of proprietary products, and (b) to also acquire outright or in-license commercial products that are supported by scientific and/or clinical evidence, place them through our existing supply chain, retail and on-line (including our Amazon®, eBay®, Wish.com, Walmart.com®, and Walgreens.com on-line stores and our own product websites and platforms among other e-commerce business platforms) channels to tap new markets and drive demand for such products and to establish physician relationships.

Corporate Structure

We are incorporated in the State of Nevada and have five wholly-owned subsidiaries including Novalere, Inc., Semprae Laboratories, Inc., FasTrak Pharmaceuticals, Inc., Supplement Hunt, Inc., and Delta Prime Savings Club, Inc.

Our Strategy

Our corporate strategy focuses on three primary objectives:

We believe that our proven ability to market, license, acquire and develop brand name non-prescription pharmaceutical and consumer health products and devices and sell third party products on our platforms uniquely positions us to commercialize our products, expand our platforms and grow in this market in a differentiated way. The following are additional details about our strategy:

•                Focusing on acquisition and licensing of commercial, non-prescription pharmaceutical and consumer health products, supplements and certain related devices that are well aligned with current therapeutic areas of male and female sexual health, urology, pain, vitality, respiratory and other diseases and conditions.    In general, we seek non-prescription pharmaceutical (OTC monograph, Rx to OTC ANDA switched drugs) and consumer health products, supplements and certain related devices that are already marketed with scientific and/or clinical data and evidence that are aligned with our therapeutic areas, which we then can grow and expand sales through our existing retail and online channels and commercial partners on a worldwide basis. We have done this through our acquisitions and licensing of (1) Sensum+® from Centric Research Institute or CRI, (2) Zestra® and Zestra Glide® from Semprae, (3) Vesele® from Trôphikôs, LLC, (4) U.S. and Canada rights to Androferti® from Laboratorios Q Pharma (Spain), (5) FlutiCare® from Novalere, (6) UriVarx® from Seipel Group, (7) Can-C® eye drops and supplement from International AntiAging Systems, (8) our 9 Beyond Human® supplements from Beyond Human, LLC, (9) MZS®, melatonin from International AntiAging Systems, (10) Musclin® from the University of Iowa, and (11) HealthiFeet®, ThermoMax® and BreastLift™ from Boston Topicals;

•                Increasing the number of U.S. non-exclusive distribution channel partners for print media, direct mailing and online sales.    One of our goals is to increase the number of our own and third-party U.S. distribution channel partners that sell our products and make them more efficient and profitable through our proprietary consumer targeting algorithms. To do this, we have devised a three-pronged approach. First, we have developed a proprietary consumer targeting algorithm that allows us to increase our print media and direct to consumer mailings for our products. Second, we are seeking to expand the number of OTC direct selling partners, such as the larger in-store retail and wholesale distributors for selected products, and to expand sales to the more regional, statewide and local distributors, such as regional pharmacy chains, large grocery stores and supplement and health stores for selected products. Third, we are working to expand our online presence through relationships with well-known online sellers and the building of our own platforms such as established Amazon®, eBay®, Wish.com, Walmart.com® and Walgreens.com, among other stores, in addition to our own product websites;

•        Developing or acquiring products or developing or acquiring proprietary product ingredients that may prove to be more profitable in the long run for the Company.    We are currently exploring the acquisition and development of proprietary product ingredients that we can use to develop our own products through our various channels and to sell product ingredients to third parties that they can use to develop their own products;

•        Seeking commercial partnerships outside the U.S. and developing consistent international commercial and distribution systems.    We seek to develop a strong network of international distribution partners outside of the U.S. To do so, we are relying in part on past relationships that Dr. Bassam Damaj, our President and Chief Executive Officer, has developed with certain commercial partners globally. In addition, we believe we have the ability to develop new relationships with commercial distributors who can demonstrate they have leading positions in their regions and can provide us with effective marketing and sales efforts and teams to introduce our products to physicians and therapists. Our commercial partners outside the U.S. are responsible for storing, distributing and promoting our products to physicians, urologists, gynecologists, therapists and to other healthcare providers. We currently have 5 active commercial partnerships covering our products in 38 countries outside the U.S.;

•        Developing our own proprietary products and a proprietary patent and trademark portfolio to protect the therapeutic products and categories we desire to enter.    We have developed certain of our products ourselves, such as Apeaz® for arthritis pain, Xyralid® for hemorrhoids and Diabasens®, a diabetic foot cream. We have filed and are working to secure patent claims in the U.S. and abroad covering product inventions and innovations that we believe are valuable. These patents, if issued and ultimately found to be valid, may enable us to create a barrier to entry for competitors on a worldwide basis. To date, we have 5 issued U.S. patents, 8 U.S. patent applications, 12 foreign patents, and 12 foreign patent applications. We also currently have 54 U.S. trademark registrations, 36 U.S. trademark applications, 69 foreign trademark registrations and 71 foreign trademark applications;

•        Achieving cost economies of scale from lower-cost manufacturing, integrated distribution channels and multiple product discounts.    We believe that we can achieve higher gross margins per product by shifting manufacturing to lower cost manufacturers. We also feel that we can acquire other OTC and consumer healthcare products and reintroduce them into our networks and sales and marketing platforms utilizing our integrated distribution and direct to consumer channels, thus receiving multiple product economies of scale from our distribution partners; and

•                Building or acquiring additional on-line marketplaces for our and third party products.    We believe that we can achieve higher profit margins from building our own or purchasing niche on-line marketplaces that can achieve relatively high gross margins and be profitable over the long run.

Our Products

Marketed Products

We currently market and sell over 35 products in the U.S. and more than 10 in multiple countries around the world through our five international commercial partners. The following represents the core products:

1.      Vesele®

2.      UriVarx®

3.      FlutiCare®

4.      Apeaz®

5.      Diabasens®

6.      Prostagorx®

7.      Sensum+®

8.      Trexar®

In addition, we currently expect to launch in the U.S. the following products in 2019 and/or 2020, subject to the applicable regulatory approvals, if required:

1.      Musclin® is a proprietary supplement made of two FDA Generally Recognized As Safe (GRAS) approved ingredients designed to increase muscle mass, endurance and activity (first half of 2020). The main ingredient in Musclin® is a natural activator of the transient receptor potential cation channel, subfamily V, member 3 (TRPV3) channels on muscle fibers responsible to increase fibers width resulting in larger muscles;

2.      Octiq™ is an expected FDA ophthalmic OTC monograph compliant product for the treatment of eye redness and eye lubrication (early 2020); and

3.      Regoxidine™ is an ANDA approved 5% Minoxidil foam for men and women for hair growth on the top of the scalp (first half 2020).

We currently expect potential supply interruption of Fluticare from its supplier for at least the coming 90 days based on inventory availability.

Sales and Marketing Channels

Print and Direct Mail Marketing

Through our Beyond Human® sales and marketing platform, we have access to advertise in the vast majority of newspapers and magazines on a regular basis. We have developed our own proprietary algorithms that allow us to target customers looking for specific health products allowing us to increase the return on our investment and reduce the cost to acquire new customers. We have been able to expand our reach to Canada with the approval of twelve of our products by Health Canada and successfully expand our Beyond Human® sales and marketing platform.

E-Commerce

We have an extensive number of on-line channels through our Amazon®, NewEgg®, Walmart.com®, eBay®, Wish.com and Walgreens.com sites in addition to our own InnovusPharma.com site along with sites for each of our products individually. Our expertise allows us to successfully drive product sales through proper marketing campaigns through third party sites as well as through email marketing campaigns to increase traffic to our own sites. Additionally, we have recognized that maintaining a proper e-commerce presence allows those customers who read our advertisements in the newspapers and magazine or receive our direct mail another avenue to purchase products. We also have acquired additional on-line marketplaces such as Supplementhunt.com and Deltaprimesavingsclub.com that allow us to expand the number of products that we sell through our e-commerce channels.

Retail/Wholesale

We are continuously introducing our products to varieties of retail and wholesale partners to enhance the brand and product awareness for our customers. Since 2018, we significantly increased our advertising expenses specifically in the Print and Direct Mail Marketing channel which, in turn, has had a direct positive impact to the success of products in retail. We intend to continue to demonstrate to our retail and wholesale partners the advantages of incorporating our products in their stores especially due to our proprietary consumer targeted marketing approach that our print advertising and e-commerce business allows us to achieve.

International Distribution

We continue to work with our exclusive commercial partners outside of the U.S. that would be responsible for sales and marketing in those territories. We evaluate the performance of each of these partners to ensure a steady flow of consumer activity for each of our products. Our strategy outside the U.S. is to partner with companies who can effectively market and sell our products in their countries through their direct marketing and sales teams. The strategy of using our partners to commercialize our products is designed to limit our expenses and fix our cost structure, enabling us to increase our reach while minimizing our incremental spending.

Manufacturers and Single Source Suppliers

We use third-party manufacturers for the production of our products for development and commercial purposes. We believe there is currently excess capacity for manufacturing in the marketplace and opportunities to lower manufacturing cost through outsourcing to regions and countries that can do it in a more cost-effective basis. We currently have multiple contract manufacturers for our multiple products, and we issue purchase orders to these suppliers each time we require replenishment of our product inventory. All of our current manufacturers are based in the U.S. except for two based in Italy and we are looking to establish contract manufacturing for certain of our products in Europe, the Middle East and Northern Africa regions to reduce the cost and risk of supply chain to our current and potential commercial partners in their territories.

Government Regulation

Our products are normally subject to regulatory approval or must comply with various U.S. and international regulatory and advertisement requirements. Unlike pharmaceutical companies who primarily sell prescription products, we currently sell drug or health products into the OTC market. While prescription products normally must progress from pre-clinical to clinical to FDA approval and then can be marketed and sold, our products are normally subject to conformity to FDA monograph requirements and similar requirements in other countries, which requires a shorter time frame for us to satisfy regulatory requirements and permits us to begin commercialization.

Below is a brief description of the FDA regulatory process for our products in the U.S.

U.S. Food and Drug Administration

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our product candidates. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market.

The FDA regulates, among other things, the research, manufacture, promotion and distribution of drugs in the U.S. under the Federal Food, Drug and Cosmetic Act, or the (“FFDCA”), and other statutes and implementing regulations. The process required by the FDA before prescription drug product candidates may be marketed in the U.S. generally involves the following:

•                Completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory Practice regulations;

•                Submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•        For some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•        Submission to the FDA of a new drug application, or NDA;

•        Submission to the FDA of an abbreviated new drug application (“ANDA”);

•        Satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with current Good Manufacturing Practice (“cGMP”) regulations; and

•        FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of nonclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some nonclinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements. An independent institutional review board, or IRB, at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed.

Abbreviated New Drug Application

An ANDA contains data which when submitted to FDA’s Center for Drug Evaluation and Research, Office of Generic Drugs, provides for the review and ultimate approval of a generic drug product. Once approved, an applicant may manufacture and market the generic drug product to provide a safe, effective, low cost alternative to the public than a bioequivalent prescription product.

A generic drug product is one that is comparable to an innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. Generic drug applications are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and effectiveness. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent (i.e., performs in the same manner as the innovator drug). One-way scientists demonstrate bioequivalence is to measure the time it takes the generic drug to reach the bloodstream in 24 to 36 healthy, volunteers. This gives them the rate of absorption, or bioavailability, of the generic drug, which they can then compare to that of the innovator drug. The generic version must deliver the same amount of active ingredients into a patient’s bloodstream in the same amount of time as the innovator drug.

Using bioequivalence as the basis for approving generic copies of drug products was established by the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Waxman-Hatch Act. This Act expedites the availability of less costly generic drugs by permitting FDA to approve applications to market generic versions of brand-name drugs without conducting costly and duplicative clinical trials. At the same time, the Act granted companies the ability to apply for up to five additional years of patent protection for the innovator drugs developed to make up for time lost while their products were going through the FDA’s approval process. Brand-name drugs are subject to the same bioequivalence tests as generics upon reformulation.

Bioequivalence Studies

Studies to measure bioavailability and/or establish bioequivalence of a product are important elements in support of investigational new drug applications, or INDs, new drug applications, or NDAs, ANDAs and their supplements. As part of INDs and NDAs for orally administered drug products, bioavailability studies focus on determining the process by which a drug is released from the oral dosage form and moves to the site of action. Bioavailability data provides an estimate of the fraction of the drug absorbed, as well as its subsequent distribution and elimination. Bioavailability can be generally documented by a systemic exposure profile obtained by measuring drug and/or metabolite concentration in the systemic circulation over time. The systemic exposure profile determined during clinical trials in the IND period can serve as a benchmark for subsequent bioequivalence studies. Studies to establish bioequivalence between two products are important for certain changes before approval for a pioneer product in NDA and ANDA submissions and in the presence of certain post-approval changes in NDAs and ANDAs. In bioequivalence studies, an applicant compares the systemic exposure profile of a test drug product to that of a reference drug product. For two orally or intra-nasally administered drug products to be bioequivalent, the active drug ingredient or active moiety in the test product must exhibit the same rate.

OTC Monograph Process

The FDA regulates certain non-prescription drugs using an OTC Monograph product designation which, when final, is published in the Code of Federal Regulations at 21 C.F.R. Parts 330-358. Such products that meet each of the conditions established in the OTC Monograph regulations, as well as all other applicable regulations, may be marketed without prior approval by the FDA.

The general conditions set forth for OTC Monograph products include, among other things:

•        The product is manufactured at FDA registered establishments and in accordance with cGMPs;

•        The product label meets applicable format and content requirements including permissible “Indications” and all required dosing instructions and limitations, warnings, precautions and contraindications that have been established in an applicable OTC Monograph;

•        The product contains only permissible active ingredients in permissible strengths and dosage forms;

•        The product contains only suitable inactive ingredients which are safe in the amounts administered and do not interfere with the effectiveness of the preparation; and

•        The product container and container components meet FDA’s requirements.

The advertising for OTC drug products is regulated by the Federal Trade Commission, or FTC, which generally requires that advertising claims be truthful, not misleading, and substantiated by adequate and reliable scientific evidence. False, misleading or unsubstantiated OTC drug advertising may be subject to FTC enforcement action and may also be challenged in court by competitors or others under the federal Lanham Act or similar state laws. Penalties for false or misleading advertising may include monetary fines or judgments as well as injunctions against further dissemination of such advertising claims.

A product marketed pursuant to an OTC Monograph must be listed with the FDA’s Drug Regulation and Listing System and have a National Drug Code listing, which is required for all marketed drug products. After marketing, the FDA may test the product or otherwise investigate the manufacturing and development of the product to ensure compliance with the OTC Monograph. Should the FDA determine that a product is not marketed in compliance with the OTC Monograph or is advertised outside of its regulations, the FDA may require corrective action up to and including market withdrawal and recall.

Federal Trade Commission/State and County Attorney Generals

With respect to FTC matters, if the FTC has reason to believe the law is being violated (e.g. failure to possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us by the FTC could materially and adversely affect our ability to successfully market our products.

In addition, we may be subject, from time to time, to state and county attorneys general regulations, administrative actions and enforcement proceedings that attempt to protect the public in their states and jurisdictions from untrue claims by various supplement or other products.

Other Regulatory Requirements

Maintaining substantial compliance with appropriate federal, state, local and international statutes and regulations requires the expenditure of substantial time and financial resources. Drug manufacturers are required to register their establishments with the FDA and certain state agencies and, after approval, the FDA and these state agencies conduct periodic unannounced inspections to ensure continued compliance with ongoing regulatory requirements, including cGMPs. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. The FDA may require post-approval testing and surveillance programs to monitor safety and the effectiveness of approved products that have been commercialized. Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

•        Meeting record-keeping requirements;

•        Reporting of adverse experiences with the drug;

•        Providing the FDA with updated safety and efficacy information;

•        Reporting on advertisements and promotional labeling;

•        Drug sampling and distribution requirements; and

•        Complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution and disgorgement of profit, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications and criminal prosecution resulting in fines and incarceration. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label or unapproved uses may be subject to significant liability. In addition, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Competition

The OTC pharmaceutical market is highly competitive with many established manufacturers, suppliers and distributors that are actively engaged in all phases of the business. We believe that competition in the sale of our products will be based primarily on efficacy, regulatory compliance, brand awareness, availability, product safety and price. Our brand name OTC pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic or other competitive products. All of our existing products, and products we have agreements to acquire, compete with generic and other competitive products in the marketplace.

Competing in the branded product business requires us to identify and quickly bring to market new products embodying technological innovations. Successful marketing of branded products depends primarily on the ability to communicate the efficacy, safety and value to healthcare professionals in private practice, group practices and managed care organizations. We anticipate that our branded product offerings will support our existing lines of therapeutic focus. Based upon business conditions and other factors, we regularly reexamine our business strategies and may from time to time reallocate our resources from one therapeutic area to another, withdraw from a therapeutic area or add an additional therapeutic area in order to maximize our overall growth opportunities.

Some of our existing products, and products we have agreements to acquire, compete with one or more products marketed by very large pharmaceutical companies that have much greater financial resources for marketing, selling and developing their products. These competitors, as well as others, have been in business for a longer period of time, have a greater number of products on the market and have greater financial and other resources than we do. If we directly compete with them for the same markets and/or products, their financial and market strength could prevent us from capturing a meaningful share of those markets.

We also compete with other OTC pharmaceutical companies for product line acquisitions as well as for new products and acquisitions of other companies.

Research and Development

We have used outside contract research organizations to carry out our research and development activities.

Employees

We currently have 14 full-time employees, including Dr. Bassam Damaj, who serves as our President and Chief Executive Officer. We also rely on a number of consultants. Our employees are not represented by a labor union or by a collective bargaining agreement.

Intellectual Property Protection

Our ability to protect our intellectual property, including our technology, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, patents, copyrights, trademarks and contracts. Some of our technology relies upon third-party licensed intellectual property.

We currently hold 6 patents in the U.S. and 12 patents registered outside the U.S. We currently have 7 patent applications pending in the U.S. and 12 patent applications pending in countries other than the U.S. We also have exclusive U.S. rights to multiple patents in the U.S. and Europe licensed under the product license agreements we have with NTC Pharma and Q Pharma.

We own 54 trademark registrations in the U.S. and have 36 trademark applications pending in the U.S. We also own 69 trademarks registered outside of the U.S., with 71 applications currently pending.

We have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.

Company Information

Our executive offices are located at 8845 Rehco Road, San Diego, California 92121 and our telephone number at such office is (858) 964-5123. Our website address is innovuspharma.com. Information contained on our website is not deemed part of this joint proxy statement/prospectus.

Results of Operations for the Three and Nine Months Ended September 30, 2019 Compared with the Three and Nine Months Ended September 30, 2018 (in thousands)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	$ Increase (Decrease)	% Increase (Decrease)
Net revenue:
Product sales, net	$5,648	$6,957	$(1,309)	(18.8)%
Service revenue	—	189	(189)	100.0%
Cooperative marketing revenue	102	233	(131)	56.2%
License revenue	5	1	—	—%
Net revenue	5,755	7,380	(1,625)	(22.0)%

Cost of product sales	2,215	1,537	678	44.1%
Gross Profit	3,540	5,843	(2,303)	(39.4)%

Operating expense:
Research and development	86	59	27	45.8%
Sales and marketing	2,878	5,264	(2,386)	(45.3)%
General and administrative	2,274	2,023	251	12.4%
Total operating expense	5,238	7,346	(2,108)	(28.7)%

Loss from operations	(1,698)	(1,503)	(195)	(13.0)%

Other income (expense):
Interest expense	(538)	(381)	(157)	(41.2)%
Loss on extinguishment of debt	—	(745)	745	100.0%
Fair value adjustment for contingent consideration	—	179	(179)	100.0%
Total other expense, net	(538)	(947)	409	43.2%

Net loss	$(2,236)	$(2,450)	$214	8.7%

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	$ Increase (Decrease)	% Increase (Decrease)
Net revenue:
Product sales, net	$17,430	$18,469	$(1,039)	(5.6)%
Service revenue	156	$345	(189)	54.8%
Cooperative marketing revenue	264	$417	(153)	36.7%
License revenue	115	$6	—	—%
Net revenue	17,965	19,237	(1,272)	(6.6)%

Cost of product sales	6,349	3,740	2,609	69.8%
Gross Profit	11,616	15,497	(3,881)	(25.0)%

Operating expense:
Research and development	234	93	141	151.6%
Sales and marketing	8,332	14,094	(5,762)	(40.9)%
General and administrative	7,430	5,638	1,792	31.8%
Total operating expense	15,996	19,825	(3,829)	(19.3)%

Loss from operations	(4,380)	(4,328)	(52)	(1.2)%

Other income (expense):
Interest expense	(1,514)	(950)	(564)	(59.4)%
Loss on extinguishment of debt	(125)	(1,040)	915	88.0%
Other income (expense), net	29	1.00	28	(2,800.0)%
Fair value adjustment for contingent consideration	6	198	(192)	97.0%
Total other expense, net	(1,604)	(1,791)	187	10.4%

Net loss	$(5,984)	$(6,119)	$135	2.2%

Net Revenue

We recognized net revenue of approximately $5.8 million and $7.4 million and $18.0 million and $19.2 million for the three and nine months ended September 30, 2019 and 2018, respectively. The decrease in net revenue for the three months ended September 30, 2019 compared with the three months ended September 30, 2018 and the nine months ended September 30, 2019 compared with the nine months ended September 30, 2018 is due to our focus on being more selective of the marketing media utilized which has reduced the overall net sales but has resulted in improved marketing efficiency for the period. During 2019, we focused on increasing revenues from e-commerce channels to continue to diversify our revenue channels. During 2019, e-commerce sales represented approximately 30% of total net revenue.

Cost of Product Sales

We recognized cost of product sales of approximately $2.2 million and $1.5 million and $6.3 million and $3.7 million for the three and nine months ended September 30, 2019 and 2018, respectively. The cost of product sales includes the cost of inventory, internal and third-party shipping and warehouse costs, royalties and salaries and benefits for our warehouse employees. The increase in cost of product sales is a result of higher shipping and fulfillment costs relating to our Supplement Hunt entity, for which we currently utilize the services of a third-party fulfillment company, higher costs of products in the Delta Prime Savings Club® entity due to a more diverse product mix and an expense recorded of approximately $250,000 related to expired products. The decrease in the gross margin to 64.7% during the nine months ended September 30, 2019 compared to 80.6% during the nine months ended September 30, 2018 is due to the increase in e-commerce revenues as a percentage of total revenues during the current period, which generate lower gross margins due to pricing competition, as well as an increase in the cost of shipping and fulfillment especially related to Supplement Hunt® and Delta Prime Savings Club®, which have products that are costlier to ship due to their size and weight and the earlier mentioned expense related to expired products.

Research and Development

We recognized research and development expense of approximately $86,000 and $59,000 and $234,000 and $93,000 for the three and nine months ended September 30, 2019 and 2018, respectively. Research and development expense includes costs for stability testing, clinical trials of certain products and other development related costs for our products. The increase in research and development in 2019 as compared with 2018 is due to the development of certain ingredients, the clinical trials performed for Musclin® and the development of an international e-commerce platform.

Sales and Marketing

We recognized sales and marketing expense of approximately $2.9 million and $5.3 million and $8.3 million and $14.1 million for the three and nine months ended September 30, 2019 and 2018, respectively. Sales and marketing expense consists primarily of print advertisements and sales and marketing support. The decrease in the sales and marketing expense is a direct result of the increased focus on e-commerce channels which do not require as large of upfront marketing costs as the traditional direct-to-consumer channel requires. Additionally, we have focused marketing efforts in the traditional direct-to-consumer channel to those that have experienced lower cost of customer acquisition.

General and Administrative

We recognized general and administrative expense of approximately $2.3 million and $2.0 million and $7.4 million and $5.6 million for the three and nine months ended September 30, 2019 and 2018, respectively. The increase in general and administrative expense is directly related to the increase in employee headcount, especially management level employees, from approximately ten employees as of September 30, 2018 to 18 employees as of September 30, 2019. General and administrative expense consists primarily of investor relation expense, legal, accounting, public reporting costs and other infrastructure expense related to the launch of our products. Additionally, our general and administrative expense includes professional fees, insurance premiums and general corporate expense.

Other Income and Expense

We recognized interest expense of approximately $538,000 and $382,000 and $1.5 million and $1 million for the three and nine months ended September 30, 2019 and 2018, respectively. Interest expense primarily includes interest related to our debt and amortization of debt discounts (see Note 6 to the accompanying condensed consolidated financial statements). Due to the shares and cash discounts provided to our lenders, the effective interest rate is significantly higher than the coupon rate. The increase in interest expense in 2019 is due to the larger amount of debt discount amortization in 2019 compared to 2018 as a result of the note payable financings completed in both 2018 and 2019.

We recognized a loss on extinguishment of debt of approximately $0 and $745,000 and $125,000 and $1 million during the three and nine months ended September 30, 2019 and 2018, respectively. The loss on debt extinguishment in 2019 was the result of securities exchange agreement entered in with a note holder in May 2019. In exchange for the issuance of 100,000 shares of common stock with a fair value of $300,000, we settled a principal and interest balance of $175,000 with the note holder. The loss on debt extinguishment in 2018 was the result of the securities exchange agreements entered into with certain note payable holders. In exchange for the issuance of 121,858 shares of common stock with a fair value of approximately $2 million, we settled the principal and interest balances totaling $1.3 million with the noteholders. The remaining loss on debt extinguishment was the write off of the remaining unamortized debt discount as of the date of settlement.

Net Loss

Net loss for the three and nine months ended September 30, 2019 was approximately $2.2 million or $1.05 basic and diluted net loss per share and $5.9 million or $2.26 basic and diluted net loss per share, respectively, compared to a net loss of $2.4 million or $1.20 basic and diluted net loss per share and $6.1 million or $3.18 basic and diluted net loss per share for the three and nine months ended September 30, 2018, respectively.

Liquidity and Capital Resources

Historically, we have funded losses from operations through the sale of equity and issuance of debt instruments. Combined with revenue, these funds have provided us with the capital to operate our business, to sell and support our products, attract and retain key personnel, and add new products to our portfolio. To date, we have experienced net losses each year since our inception. As of September 30, 2019, we had an accumulated deficit of $49.8 million and working capital deficit of $4.4 million.

As of September 30, 2019, we had approximately $1.0 million in cash and $0.7 million held by merchant processors reported in other current assets for a total of $1.7 million and as of November 12, 2019 we had approximately $2.0 million in cash and $0.8 million held by merchant processors for a total of $2.8 million. Although no assurances can be given, we currently plan to proceed with the planned merger with Aytu pursuant to the terms and conditions of the merger agreement signed on September 12, 2019, and/or raise additional capital through the sale of equity or debt securities. We expect, however, that our existing capital resources, revenue from sales of our products and upcoming new product launches and sales milestone payments from the commercial partners signed for our products, and equity instruments available to pay certain vendors and consultants, will be sufficient to allow us to continue our operations, commence the product development process and launch selected products through at least the next 12 months. In addition, our CEO, who is also a significant shareholder, has deferred the remaining payment of his salary earned through June 30, 2016 totaling $0.9 million for at least the next 12 months if such receipt would jeopardize the ability of the Company to operate.

Our actual needs will depend on numerous factors, including timing of the planned merger with Aytu, as well as introducing our new products to the marketplace, our ability to attract additional Ex-U.S. distributors for our products and our ability to in-license in non-partnered territories and/or develop new product candidates. In addition, we continue to seek new licensing agreements from third-party vendors to commercialize our products in territories outside the U.S., which could result in upfront, milestone, royalty and/or other payments.

In addition to the planned merger with Aytu, we may raise additional capital through the sale of debt or equity securities to provide additional working capital, for further expansion and development of our business, and to meet current obligations, although no assurances can be given. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the newly issued equity or debt securities may have more favorable terms or rights, preferences and privileges senior to those of our existing stockholders. If we raise funds by incurring additional debt, we may be required to pay significant interest expense and our leverage relative to our earnings or to our equity capitalization may increase. Obtaining commercial loans, assuming they would be available, would increase our liabilities and future cash commitments and may impose restrictions on our activities, such as financial and operating covenants. Further, we may incur substantial costs in pursuing future capital and/or financing transactions, including investment banking fees, legal fees, accounting fees, printing and distribution expense and other costs. We may also be required to recognize non-cash expense in connection with certain securities we may issue, such as convertible notes and warrants, which would adversely impact our financial results. We may be unable to obtain financing when necessary as a result of, among other things, our performance, general economic conditions, conditions in the pharmaceuticals industries, or our operating history. In addition, the fact that we are not and have never been profitable could further impact the availability or cost to us of future financings. As a result, sufficient funds may not be available when needed from any source or, if available, such funds may not be available on terms that are acceptable to us. If we are unable to raise funds to satisfy our capital needs when needed, then we may need to forego pursuit of potentially valuable development or acquisition opportunities, we may not be able to continue to operate our business pursuant to our business plan, which would require us to modify our operations to reduce spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all of our ongoing or planned investments in corporate infrastructure, business development, sales and marketing and other activities, or we may be forced to discontinue our operations entirely.

The Company’s principle debt instruments include the following:

October 2018 5% Notes Payable

On October 22, 2018, the Company entered into a promissory note agreement and securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $500,000 pursuant to 5% promissory notes (“October 2018 5% Notes Payable”). The notes have an OID of $50,000 and require payments of $550,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable at maturity on May 1, 2019. In connection with the October 2018 5% Notes Payable, the Company issued the investor restricted shares of common stock totaling 15,239 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the October 2018 5% Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $176,000. In April 2019, the Company elected to settle a portion of the October 2018 5% Note Payable outstanding principal and interest balance of $175,000 in exchange for 100,000 shares of common stock. The fair value of the shares of common stock issued was based on the market price of the Company’s common stock on the date of the securities exchange agreement. The exchange agreement also extended the maturity date to October 1, 2019. The remaining principal balance under this note was $375,000 at September 30, 2019 which was paid in full on October 1, 2019.

November and December 2018 Notes Payable

On November 6, 2018, November 8, 2018 and December 12, 2018, the Company entered into promissory note agreements and securities purchase agreements with three unrelated third-party investors, pursuant to which the investors loaned the Company gross proceeds of $1.25 million pursuant to 0% promissory notes (“November and December 2018 Notes Payable”). The notes have an OID of $270,000 and require aggregate payments of $1.52 million in principal. The notes bear interest at the rate of 0% per annum. In connection with the November and December 2018 Notes Payable, the Company issued the investors restricted shares of our common stock totaling 14,763 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the November and December 2018 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $374,000 in November 2018 and $125,000 in December 2018. The remaining principal balance under these notes was $288,000 at September 30, 2019.

March 2019 Note Payable

On March 27, 2019, we entered into a promissory note agreement and securities purchase agreement with an unrelated third-party investor in which the investor loaned us gross proceeds of $400,000 pursuant to a 0% promissory note (“March 2019 Note Payable”). The note has an OID of $100,000 and requires payments of $47,000 in principal per month through March 2020. In connection with the March 2019 Note Payable, we issued the investor restricted shares of common stock totaling 18,000 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the March 2019 Note Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $161,000 in March 2019. In connection with the financing, we issued 5,600 restricted shares of common stock in March 2019 to a third-party consultant. The fair value of the restricted shares of common stock issued of $28,000 was recorded as a debt discount to the carrying value of the notes payable. The remaining principal balance under this note was $250,000 at September 30, 2019.

April 2019 Notes Payable

On April 8, 2019, we entered into two securities purchase agreements with unrelated third-party investors in which the investors purchased 5% promissory notes, resulting in gross proceeds to us of $850,000 (“April 2019 Notes Payable”). The notes have an OID of $90,000 and require payment of principal and interest of $140,000 in October 2019, $704,000 in January 2020, and $132,000 in April 2020. In connection with the April 2019 Notes Payable, we issued the investors restricted shares of common stock totaling 98,334 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the April 2019 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $318,000 in April 2019. The discount is being amortized to interest expense using the effective interest method over the term of the April 2019 Notes Payable. The remaining principal balance under this note was $940,000 at September 30, 2019.

May 2019 Note Payable

On May 13, 2019, we entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned us gross proceeds of $400,000 pursuant to a 0% promissory note (“May 2019 Note Payable”).

The note has an Original Issue Discount (“OID”) of $100,000 and requires payments of $42,000 in principal per month through May 2020. In connection with the May 2019 Note Payable, we issued the investor restricted shares of common stock totaling 34,000 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the May 2019 Note Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $178,000 in May 2019. In connection with the financing, we issued 10,036 restricted shares of common stock in May 2019 to a third-party consultant. The fair value of the restricted shares of common stock issued of $28,000 was recorded as a debt discount to the carrying value of the notes payable. The discount is being amortized to interest expense using the effective interest method over the term of the May 2019 Note Payable. The remaining principal balance under this note was $333,000 at September 30, 2019.

August 2019 Note Payable

On August 8, 2019 the Company entered into a non-secured promissory note agreement with an unrelated investor in which the investor loaned the Company gross proceeds of $1.0 million in consideration for the issuance of a 10% promissory note. The note requires repayment of principal by February 29, 2020. The remaining principal balance under this note was $1.0 million at September 30, 2019. On October 10, 2019, the Company entered into an Addendum No. 1 to Promissory Note upon which an additional $350,000 was loaned to the Company with the same terms as the non-secured promissory note.

Net Cash Flows

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Net cash used in operating activities	$(1,870)	$(5,586)
Net cash used in investing activities	(364)	(195)
Net cash provided by financing activities	1,941	4,919
Net change in cash	(293)	(862)
Cash at beginning of period	1,248	1,565
Cash at end of period	$955	$703

Operating Activities

For the nine months ended September 30, 2019, cash used in operating activities was approximately $1.9 million, consisting primarily of the net loss for the period of approximately $5.9 million, which was primarily offset by non-cash common stock, restricted stock units and stock options issued for services and compensation of approximately $414,000, amortization of debt discount of $1.4 million, and amortization of intangible assets of $542,000. Additionally, working capital changes consisted of cash increases of approximately $0.9 million related primarily to the reduction of inventory levels due to improved management of inventory purchasing and more experience to understand inventory turnover for each product as well as an increase in customer deposit for sales occurring toward the end of the first quarter.

Investing Activities

For the nine months ended September 30, 2019, cash used in investing activities was approximately $364,000, which consisted of the purchase of assets from the Prime Consultants LLC entity on January 1, 2019 and the purchase of property and equipment of $21,000.

Financing Activities

For the nine months ended September 30, 2019, cash provided by financing activities was approximately $1.9 million, consisting primarily of the net proceeds from the private placement completed on January 3, 2019, for a total net proceeds of $2.7 million and the issuance of a promissory note agreements and short-term loans of $3.7 million in 2019 offset by the repayment of outstanding notes payable and short-term loans of $4.5 million during the period.

Results of Operations for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2017 (dollars in thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Increase (Decrease)	% Increase (Decrease)
NET REVENUE:
Product sales, net	$22,879	$8,806	$14,073	159.8%
License revenue	9	10	(1)	(10.0)%
Service revenue	509	—	509	100.0%
Cooperative marketing revenue	593	—	593	100.0%
Net revenue	23,990	8,816	15,174	172.1%

OPERATING EXPENSE:
Cost of product sales	4,325	1,848	2,477	134.0%
Research and development	160	39	121	310.3%
Sales and marketing	17,206	6,853	10,353	151.1%
General and administrative	7,991	5,175	2,816	54.4%
Total operating expense	29,682	13,915	15,767	113.3%
LOSS FROM OPERATIONS	(5,692)	(5,099)	(593)	11.6%

OTHER INCOME (EXPENSE):
Interest expense	(1,446)	(872)	(574)	(65.8)%
Loss on extinguishment of debt	(1,332)	(700)	(632)	(90.3)%
Other income (expense), net	(13)	(7)	(6)	(85.7)%
Fair value adjustment for contingent consideration	204	194	10	5.2%
Change in fair value of derivative liabilities	—	(17)	17	100.0%
Total other expense, net	(2,587)	(1,402)	(1,185)	(84.5)%
LOSS BEFORE PROVISION FOR INCOME TAXES	(8,279)	(6,501)	(1,778)	(27.3)%
Provision for income taxes	—	3	(3)	(100.0)%
NET LOSS	$(8,279)	$(6,504)	$(1,775)	(27.3)%

Net Revenue

We recognized net revenue of approximately $24.0 million and $8.8 million for the years ended December 31, 2018 and 2017, respectively. The increase in net revenue in 2018 was primarily the result of new product launches in late 2017 and 2018 as well as an increase in marketing spend through the sales and marketing platform acquired in the Beyond Human® asset acquisition in March 2016. Diabasens® was launched in the first quarter of 2018, and we recognized net sales of approximately $5.5 million during the fiscal year and established a subscription base of approximately $108,000 monthly as of December 31, 2018. During the fourth quarter of 2016 we launched UriVarx® and during 2017 we launched ProstaGorx®, Apeaz® and ArthriVarx®, three of the four of which were core products in fiscal 2018 and collectively recognized net sales of approximately $9.5 million during the year ended December 31, 2018 compared with $4.3 million during the year ended December 31, 2017 and established a subscription base of approximately $137,000 monthly as of December 31, 2018. Two of our historical products, Vesele® and Sensum+®, also recognized continued growth in the year ended December 31, 2018, generating net revenue of $5.4 million compared with $3.4 million during the year ended December 31, 2017.

The following represents the number of units of our top products shipped in North America during the years ended December 31, 2018 and 2017:

	Year Ended December 31, 2018	Year Ended December 31, 2017	# Increase (Decrease)	% Increase (Decrease)
NUMBER OF UNITS:
Diabasens®	180,411	—	180,411	100.0%
Urivarx®	107,853	62,837	45,016	71.6%
Apeaz®	90,370	11,763	78,607	668.3%
Vesele®	84,844	59,418	25,426	42.8%
Fluticare®	57,909	1,101	56,808	5,159.7%
Sensum®	25,117	24,073	1,044	4.3%

Cost of Product Sales

We recognized cost of product sales of approximately $4.3 million and $1.8 million for the years ended December 31, 2018 and 2017, respectively. The cost of product sales includes the cost of inventory, shipping, internal and external fulfillment expenses and royalties. The increase in cost of product sales by 134% is a direct result in the overall percentage increase in product sales of 160% in comparing the fiscal 2018 and 2017. The increase in the gross margin of product sales to 81.1% in 2018 compared to 79.0% in 2017 is due to the transition of our fulfillment services from utilizing third party providers in 2017 to managing the process internally in 2018 as well as improvements in the cost of products negotiated with our manufacturers during the period. Additionally, the increase in our print and direct mail marketing spend during fiscal 2018 resulted in customers purchasing more units per order when compared to the typical purchases that occur on e-commerce platforms which results in a decrease in shipping expense per unit on average.

Research and Development

We recognized research and development expense of approximately $160,000 and $39,000 for the years ended December 31, 2018 and 2017, respectively. The increase was a result in additional cost for research of new products, quality testing of products, and additional clinical trials expense incurred in 2018 primarily related to Musclin.

Sales and Marketing

We recognized sales and marketing expense of approximately $17.2 million and $6.9 million for the years ended December 31, 2018 and 2017, respectively. Sales and marketing expense consists primarily of print advertisements, direct mail marketing and sales and marketing support. The increase in sales and marketing expense during the year ended December 31, 2018 when compared to the same period in 2017 is due to the increase in the number of products we integrated into the Beyond Human® sales and marketing platform. Additionally, our expansion of sales into the Canadian market, specifically in the second half of 2018, resulted in an increase in marketing expenses, as we introduced new products to that market.

General and Administrative

We recognized general and administrative expense of approximately $8.0 million and $5.2 million for the years ended December 31, 2018 and 2017, respectively. General and administrative expense consists primarily of employee compensation, investor relation expense, legal, accounting, public reporting costs and other infrastructure expense related to the launch of our products. Additionally, our general and administrative expense includes professional fees, insurance premiums and general corporate expense. The increase is primarily due to the increase in employee headcount from 12 full-time employees as of December 31, 2017 to 27 full-time employees as of December 31, 2018 resulting in an increase in compensation expenses of approximately $1.1 million, an increase of approximately $1.0 million in merchant fees and third-party e-commerce fees as result of the significant increase in revenues during the fiscal year ended December 31, 2018 compared to 2017, and general increases in insurance premiums, legal expenses, rent expense due to our larger office space lease.

Other Income and Expense

We recognized interest expense of approximately $1.4 million and $0.9 million for the years ended December 31, 2018 and 2017, respectively. Interest expense primarily includes interest related to our debt, amortization of debt discounts and the fair value of the embedded conversion feature derivative liability in excess of the proceeds allocated to the debt in 2017 (see Note 5 to the accompanying consolidated financial statements included elsewhere in this joint proxy/prospectus). Due to the shares, warrants and cash discounts provided to our lenders, the effective interest rate is significantly higher than the coupon rate. The increase in interest expense during the year ended December 31, 2018 is due to the increase in the note agreements entered into during the year to enable us to increase the sales and marketing throughout the period.

We recognized a loss on extinguishment of debt of approximately $1.3 million during the year ended December 31, 2018. The loss on debt extinguishment was the result of the securities exchange agreements entered into with certain Notes Payable holders. In exchange for the settlement of approximately $1.9 million in principal and interest, we issued 195,185 shares of our common stock to such holders, with an aggregate fair value of $2.9 million. As a result, the remaining unamortized debt discount of approximately $0.3 million and the fair value of the common stock issued in excess of the debt settled of approximately $1.0 million were recorded as a loss on debt extinguishment during the year ended December 31, 2018.

We recognized a loss on extinguishment of debt of approximately $0.7 million during the year ended December 31, 2017. The loss on debt extinguishment was the result of the securities exchange agreement entered into with a certain 2016 and 2017 Notes Payable holder, as well as, the required prepayment of the 2016 Notes from the cash proceeds received through the public equity offering in March 2017. In exchange for the settlement of approximately $0.7 million in principal and interest, we issued 108,884 shares of our common stock to such holder with an aggregate fair value of $1.1 million. As a result, the remaining unamortized debt discount of approximately $17,000 and the fair value of the common stock issued in excess of the debt settled of approximately $0.4 million were recorded as a loss on debt extinguishment during the year ended December 31, 2017. Under the terms of the 2016 Notes Payable, we were required to prepay the outstanding principal and interest of the convertible debentures with the cash proceeds received from an equity offering with an offering price less than the current conversion price of the debentures of $0.25 per share, as well as incur a 10% prepayment penalty. As a result of the prepayment, the remaining unamortized debt discount of approximately $0.4 million, the prepayment penalty of $0.1 million and the extinguishment of the embedded conversion feature derivative liability of $0.2 million were recorded as a loss on debt extinguishment during the year ended December 31, 2017.

We recognized a gain from the fair value adjustment for contingent consideration of approximately $0.2 million for both the years ended December 31, 2018 and 2017. Fair value adjustment for contingent consideration consists primarily of the change in the fair value of the contingent ANDA shares of common stock issuable to individual members of Novalere Holdings, LLC in connection with our acquisition in 2015 and the royalty contingent consideration to Semprae.

Income Taxes

We recognized a provision for income taxes of $0 for the year ended December 31, 2018, compared to $3,000 for the year ended December 31, 2017.

Net Loss

Net loss for the year ended December 31, 2018, was approximately $8.3 million, or $(4.16) basic and diluted net loss per share, compared to a net loss for the same period in 2017 of $6.5 million, or $(4.32) basic and diluted net loss per share.

Net Cash Flows (dollars in thousands)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Net cash used in operating activities	$(6,121)	$(2,361)
Net cash used in investing activities	(494)	(58)
Net cash provided by financing activities	6,298	3,154
Net change in cash	(317)	735
Cash at beginning of the year	1,565	830
Cash at the end of the year	$1,248	$1,565

Operating Activities

For the year ended December 31, 2018, cash used in operating activities was approximately $6.1 million compared with cash used in operating activities of approximately $2.4 million for the year ended December 31, 2017. The increase in the cash used by operating activities of approximately $3.7 million is due primarily from an increase in the net loss of $1.8 million, a net reduction in working capital of $2.4 million and a reduction in stock compensation expenses issued to employees, the board of directors and consultants of $0.6 million offset by increases of $1.2 million consisting primarily from additional loss on the extinguishment of debt and the amortization of debt discount both relating to our issued notes payable.

Investing Activities

For the year ended December 31, 2018, cash used in investing activities was approximately $494,000, which consisted of the purchase of property and equipment for the corporate office as well as the cash used for the acquisitions in 2018. Cash used in investing activities in 2017 was approximately $58,000, which consisted of the purchase of property and equipment for our new corporate office location in December 2017, as well as a contingent royalty payment to Semprae for Zestra® product sales in 2016.

Financing Activities

For the year ended December 31, 2018, cash provided by financing activities was approximately $6.3 million, consisting primarily of the net proceeds from the exercise of warrants of $2.9 million and notes payable and short-term loans payable of $5.8 million, offset by the repayment of notes payable and short-term loans payable of approximately $2.3 million. Cash provided by financing activities in 2017 was approximately $3.2 million, consisting primarily of the net proceeds from the public equity offering of $3.3 million and notes payable of $1.7 million, offset by the repayment of convertible debentures of approximately $1.2 million, notes payable and short-term loans payable of $0.5 million, and the prepayment penalty on the repayment of the convertible debentures of $0.1 million.

Sources of Capital

Our operations have been financed primarily through the sale of equity and issuance of debt instruments and revenues generated from the launch of our products and commercial partnerships signed for the sale and distribution of our products domestic and internationally. These funds have provided us with the resources to operate our business, sell and support our products, attract and retain key personnel and add new products to our portfolio. We have experienced net losses and negative cash flows from operations each year since our inception. As of December 31, 2018, we had an accumulated deficit of approximately $43.9 million and a working capital deficit of $2.3 million.

We have raised funds through the issuance of debt and the sale of common stock. We have also issued equity instruments in certain circumstances to pay for services from vendors and consultants. For the year ended December 31, 2018, we received approximately $2.9 million in funds from the exercise of warrants and an aggregate of $5.8 million from the issuance of notes payable and short-term loans payable. These funds were primarily utilized for working capital purposes. The outstanding notes payable and short-term loans payable principal balance at December 31, 2018 was approximately $3.3 million.

Our actual needs will depend on numerous factors, including timing of introducing our products to the marketplace, our ability to attract additional Ex-U.S. distributors for our products and our ability to in-license in non-partnered territories and/or develop new product candidates. In addition, we continue to seek new licensing agreements from third-party vendors to commercialize our products in territories outside the U.S., which could result in upfront, milestone, royalty and/or other payments.

We currently intend to raise additional capital through the sale of debt or equity securities to provide additional working capital, for further expansion and development of our business, and to meet current obligations, although no assurances can be given. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the newly issued equity or debt securities may have more favorable terms or rights, preferences and privileges senior to those of our existing stockholders. If we raise funds by incurring additional debt, we may be required to pay significant interest expense and our leverage relative to our earnings or to our equity capitalization may increase. Obtaining commercial loans, assuming they would be available, would increase our liabilities and future cash commitments and may impose restrictions on our activities, such as financial and operating covenants. Further, we may incur substantial costs in pursuing future capital and/or financing transactions, including investment banking fees, legal fees, accounting fees, printing and distribution expense and other costs. We may also be required to recognize non-cash expense in connection with certain securities we may issue, such as convertible notes and warrants, which would adversely impact our financial results. We may be unable to obtain financing when necessary as a result of, among other things, our performance, general economic conditions, conditions in the pharmaceuticals industries, or our operating history. In addition, the fact that we are not and have never been profitable could further impact the availability or cost to us of future financings. As a result, sufficient funds may not be available when needed from any source or, if available, such funds may not be available on terms that are acceptable to us. If we are unable to raise funds to satisfy our capital needs when needed, then we may need to forego pursuit of potentially valuable development or acquisition opportunities, we may not be able to continue to operate our business pursuant to our business plan, which would require us to modify our operations to reduce spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all of our ongoing or planned investments in corporate infrastructure, business development, sales and marketing and other activities, or we may be forced to discontinue our operations entirely.

Critical Accounting Policies and Management Estimates

The SEC defines critical accounting policies as those that are, in management’s view, important to the portrayal of our financial condition and results of operations and demanding of management’s judgment. Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.

While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included elsewhere in this joint proxy statement/prospectus, we believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve the use of more significant judgments and estimates in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and any changes in the assumptions used in making the accounting estimates that are reasonably likely to occur could materially impact our consolidated financial statements.

Revenue Recognition and Deferred Revenue

On January 1, 2018, we adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The new guidance sets forth a new five-step revenue recognition model, which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to receive in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance.

We reviewed all contracts at the date of initial application and elected to use the modified retrospective transition method, where the cumulative effect of the initial application is recognized as an adjustment to opening retained earnings at January 1, 2018. Therefore, comparative prior periods have not been adjusted and continue to be reported under FASB ASC Topic 605, Revenue Recognition, (“ASC 605”). The adoption of the new revenue recognition guidance was immaterial to our condensed consolidated statements of operations, balance sheet, and cash flows as of and for the year ended December 31, 2018.

Revenue is measured based on consideration specified in a contract with a customer. A contract with a customer exists when we enter into an enforceable contract with a customer. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. Performance obligations promised in a contract are identified based on the goods or service that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. The transaction price is determined based on the consideration to which we will be entitled to receive in exchange for transferring goods or service to the customer.

Product Sales:    Our principal activities from which we generate our revenue are product sales. We ship products directly to consumers pursuant to phone or online orders and to our wholesale and retail customers pursuant to purchase agreements or sales orders. The contract is based on either the acceptance of standard terms and conditions on the websites for e-commerce customers and via telephone with our third-party call center for our print media and direct mail customers, or the execution of terms and conditions contracts with retailers, distributors and wholesalers. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. Consideration is typically paid prior to shipment via credit card or check when our products are sold direct to consumers or approximately 30 days from the time control is transferred when sold to wholesalers, distributors and retailers. We apply judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience and, in some circumstances, published credit and financial information pertaining to the customer. We have concluded the sale of bottled finished goods and related shipping and handling are accounted for as the single performance obligation. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. The transaction price is determined based on the consideration to which we will be entitled to receive in exchange for transferring goods to the customer. We issue refunds to e-commerce and print media customers, upon request, within 30 days of delivery. We estimate the amount of potential refunds at each reporting period using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors. For retailers, distributors and wholesalers, we do not offer a right of return or refund and revenue is recognized at the time products are shipped to customers. In all cases, judgment is required in estimating these reserves. Actual claims for returns could be materially different from the estimates. We recognize revenue when we satisfy a performance obligation in a contract by transferring control over a product to a customer when product is shipped. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of product sales.

License Revenue:    The license agreements we enter into normally generate three separate components of revenue: (1) an initial payment due on signing or when certain specific conditions are met; (2) royalties that are earned on an ongoing basis as sales are made or a pre-agreed transfer price, and (3) sales-based milestone payments that are earned when cumulative sales reach certain levels. Revenue from the initial nonrefundable payments or licensing fee is recognized when all required conditions are met. If the consideration for the initial license fee is for the right to sell the licensed product in the respective territory with no other required conditions to be met, such type of nonrefundable license fee arrangement for the right to sell the licensed product in the territory is recognized ratably over the term of the license agreement. For arrangements with licenses that include sales-based royalties, including sales-based milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied. The achievement of the sales-based milestone underlying the payment to be received predominantly relates to the licensee’s performance of future commercial activities.

Service Revenue:    During the year ended December 31, 2018, we entered into a contract with a customer to provide sales, marketing, customer service, fulfillment, and storage services for a certain product which they have the rights to sell in Canada. The contract indicates that each of the services are provided as needed or as requested by the customer. The performance obligation is a promise to perform each of these services individually and therefore each service is considered to be distinct in the context of the contract. The transaction price is allocated to each distinct performance obligation and therefore revenue is recognized as the services are performed.

Cooperative Marketing Revenue:    During the year ended December 31, 2018, we entered into a contract with a broker to allow other companies to rent addresses from our list for their own marketing purposes. These companies do not obtain access to such lists, but rather the process is managed by a third-party broker. Only upon an individual purchasing a customer’s product would the customer have visibility of the individual’s information. In accordance with the contract, the broker will present an offer to us to rent certain lists from us. Upon our written approval, the broker will execute the rental and arrange for the requested marketing materials to be sent, which we consider the performance obligation. We recognize revenue when the rental is executed as indicated by the broker. Collection is managed by the broker and we apply judgment in determining the customer’s ability and intention to pay.

Sales Allowances

We accrue for product returns, volume rebates and promotional discounts in the same period the related sale is recognized.

Our product returns accrual is primarily based on estimates of future product returns over the period customers have a right of return, which is in turn based in part on estimates of the remaining shelf-life of products when sold to customers. Future product returns are estimated primarily based on historical sales and return rates. We estimate our volume rebates and promotional discounts accrual based on its estimates of the level of inventory of our products in the distribution channel that remain subject to these discounts. The estimate of the level of products in the distribution channel is based primarily on data provided by our customers.

In all cases, judgment is required in estimating these reserves. Actual claims for rebates and returns and promotional discounts could be materially different from the estimates.

We provide a customer satisfaction warranty on all of our products to customers for a specified amount of time after product delivery. Estimated return costs are based on historical experience and estimated and recorded when the related sales are recognized. Any additional costs are recorded when incurred or when they can reasonably be estimated.

Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC 718, Stock Based Compensation. All stock-based payments to employees and directors, including grants of stock options, warrants, restricted stock units (“RSUs”) and restricted stock, are recognized in the consolidated financial statements based upon their estimated fair values. We use Black-Scholes to estimate the fair value of stock-based awards. The estimated fair value is determined at the date of grant. FASB ASC 718 requires that stock-based compensation expense be based on awards that are ultimately expected to vest. As a result of the adoption of ASU No. 2016-09 as of January 1, 2017, we have made an entity-wide accounting policy election to account for forfeitures when they occur. There is no cumulative-effect adjustment as a result of the adoption of this ASU as our estimated forfeiture rate prior to adoption of this ASU was 0%.

Except for transactions with employees and directors that are within the scope of FASB ASC 718, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Equity Instruments Issued to Non-Employees for Services

Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows FASB guidance. As such, the value of the applicable stock-based compensation is periodically remeasured, and income or expense is recognized during the vesting terms of the equity instruments. The measurement date for the estimated fair value of the equity instruments issued is the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the estimated fair value of the equity instrument is primarily recognized over the term of the consulting agreement. According to FASB guidance, an asset acquired in exchange for the issuance of fully vested, nonforfeitable equity instruments should not be presented or classified as an offset to equity on the grantor’s balance sheet once the equity instrument is granted for accounting purposes. Accordingly, we record the estimated fair value of nonforfeitable equity instruments issued for future consulting services as prepaid expense and other current assets in our consolidated balance sheets.

Business Combinations

We account for business combinations by recognizing the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair values on the acquisition date. The final purchase price may be adjusted up to one year from the date of the acquisition. Identifying the fair value of the tangible and intangible assets and liabilities acquired requires the use of estimates by management and was based upon currently available data. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to future expected cash flows from product sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies and patents and discount rates utilized in valuation estimates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of relevant revenue or other targets, will be recognized in earnings in the period of the estimated fair value change. A change in fair value of the acquisition-related contingent consideration or the occurrence of events that cause results to differ from our estimates or assumptions could have a material effect on the consolidated statements of operations, financial position and cash flows in the period of the change in the estimate.

Goodwill and Intangible Assets

We test our goodwill for impairment annually, or whenever events or changes in circumstances indicates an impairment may have occurred, by comparing our reporting unit’s carrying value to its implied fair value. The goodwill impairment test consists of a two-step process as follows:

Step 1.    We compare the fair value of each reporting unit to its carrying amount, including the existing goodwill. The fair value of each reporting unit is determined using a discounted cash flow valuation analysis. The carrying amount of each reporting unit is determined by specifically identifying and allocating the assets and liabilities to each reporting unit based on headcount, relative revenue or other methods as deemed appropriate by management. If the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and we then perform the second step of the impairment test. If the fair value of a reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    If further analysis is required, we compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess.

Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations and a variety of other circumstances. If we determine that an impairment has occurred, it is required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. In evaluating the recoverability of the carrying value of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the acquired assets. Changes in strategy or market conditions could significantly impact those judgments in the future and require an adjustment to the recorded balances.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from one to fifteen years. The useful life of the intangible asset is evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life.

Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We evaluate assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the assets. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet, if material.

Derivative Liabilities

Certain of our embedded conversion features on debt and issued and outstanding common stock purchase warrants, which have exercise price reset features and other anti-dilution protection clauses, were treated as derivatives for accounting purposes. The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants were recognized currently in earnings until such time as the warrants are exercised, expire or the related rights have been waived. These common stock purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using a Probability Weighted Black-Scholes Model and the embedded conversion features using a Path-Dependent Monte Carlo Simulation Model.

On January 1, 2018, we adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features. This ASU requires that when determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. As a result, a freestanding equity-linked financial instrument no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. The Company elected to use the modified retrospective transition method, where the cumulative effect of the initial application is recognized as an adjustment to opening retained earnings at January 1, 2018. As a result of the adoption of this ASU, we recorded a cumulative-effect adjustment to the consolidated statement of financial position as of January 1, 2018 of $59,000 for the warrants previously classified as a derivative liability due to a down round provision included in the terms of the warrant agreement. Therefore, the cumulative-effect adjustment was recorded as a reduction in accumulated deficit and derivative liabilities in the accompanying condensed consolidated balance sheet as of January 1, 2018. The adoption of this ASU did not have an impact on our condensed consolidated results of operations.

On January 1, 2019, we adopted Financial Accounting Standards Board (“FASB”) ASU 2016-02, Leases (Topic 842). This ASU requires lessees to recognize most leases on the balance sheet as lease liabilities with corresponding right-of-use assets and to disclose key information about leasing arrangements. We elected the available package of practical expedients upon adoption, which allowed us to carry forward our historical assessment of whether existing agreements contained a lease and the classification of our existing operating leases. We continue to report our financial position as of December 31, 2018 under the former lease accounting standard (Topic 840) in our condensed consolidated balance sheet. The adoption impact resulted in the recognition of an operating lease liability with a corresponding right-of-use asset based on the present value of our remaining minimum lease payments which offset the previously reported deferred rent balance.

On January 1, 2019, we adopted FASB ASU 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The update aligns the accounting for share-based payment awards issued to nonemployees with those issued to employees. Under the new guidance, the nonemployee awards will be measured on the grant date and compensation costs will be recognized when achievement of the performance condition is probable. This new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The adoption of the new guidance does not have a material impact on its consolidated financial statements.

Financial Statements and Supplementary Data

Our financial statements and the related notes thereto are included in Annex J of this joint proxy statement/prospectus and are incorporated herein by reference.

SPECIAL MEETING OF STOCKHOLDERS OF AYTU

Aytu is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Aytu special meeting of stockholders (or any adjournment or postponement thereof) that Aytu has called to consider and vote on a proposal to approve the merger consideration, a proposal to approve the amendment to the Aytu Incentive Plan and a proposal to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the stock issuance.

Date, Time and Location

Together with this joint proxy statement/prospectus, Aytu is also sending Aytu stockholders a notice of the Aytu special meeting and a form of proxy card that is solicited by the Aytu Board for use at the Aytu special meeting to be held on February 13, 2020, at Aytu’s corporate office located at 373 Inverness Pkwy, Suite 206, Englewood, Colorado 80112, at 10:00 a.m., Mountain Time, and any adjournments or postponements of the Aytu special meeting.

Only stockholders of Aytu as of the record date, January 13, 2020, their authorized representatives and guests of Aytu may attend the special meeting. A form of government-issued photograph identification will be required to enter the meeting.

If you are a registered stockholder (your shares are held in your name in an account with Aytu’s transfer agent) and plan to attend the meeting, you should bring the top portion of the proxy card, which will serve as your admission ticket.

If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting if you bring a brokerage statement or other satisfactory evidence of your beneficial ownership. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting.

Purpose

At the Aytu special meeting, Aytu stockholders will be asked to consider and vote on the following proposals:

•        to approve the merger consideration;

•        to approve the amendment to the Aytu Incentive Plan;

ratify the decision by Aytu’s board of directors to amend Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology; and

•        to approve the Aytu adjournment proposal.

Under Aytu’s by-laws, the business to be conducted at the Aytu special meeting will be limited to the proposals set forth in the notice to Aytu stockholders provided with this joint proxy statement/prospectus.

Recommendation of the Aytu Board of Directors

For the reasons set forth in this joint proxy statement/prospectus, the Aytu Board determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Equity Issuances, are advisable, fair to and in the best interests of Aytu and its stockholders. The Aytu Board unanimously recommends that Aytu stockholders vote “FOR” the merger consideration. The Aytu Board further unanimously recommends that Aytu stockholders vote “FOR” the amendment to the Aytu Incentive Plan, “FOR” the ratification of the decision by Aytu’s board of directors to amend Aytu’s bylaws and “FOR” the Aytu adjournment proposal. See “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board of Directors that Aytu Stockholders Approve the Merger Consideration” beginning on page 166 of this joint proxy statement/prospectus for a more detailed discussion of the recommendation of the Aytu Board that Aytu stockholders approve the Merger Consideration.

Aytu Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Aytu Board has fixed the close of business on January 13, 2020, as the record date for the determination of the Aytu stockholders entitled to vote at the Aytu special meeting or any adjournment or postponement of the Aytu special meeting. Only Aytu stockholders of record at the record date are entitled to receive notice of, and to vote at, the Aytu special meeting or any adjournment or postponement thereof. As of the close of business on January 9, 2020, there were 20,733,052 shares of Aytu common stock outstanding and entitled to vote at the Aytu special meeting, held by approximately 483 holders of record.

Quorum

The presence at the Aytu special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Aytu stock at the record date (the close of business on January 13, 2020) and entitled to vote will constitute a quorum. Elections to abstain from voting will be deemed present at the Aytu special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the merger consideration and the amendment to the Aytu Incentive Plan to be taken at the Aytu special meeting. Failure of a quorum to be present at the Aytu special meeting will necessitate an adjournment of the meeting and will subject Aytu to additional expense.

Required Vote

The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu stock entitled to vote at a duly called and held meeting of Aytu’s stockholders at which a quorum is present is required to approve the merger consideration, the amendment to the Aytu Incentive Plan and the ratification of the bylaw amendment. Aytu cannot complete the merger unless its stockholders approve the merger consideration. An Aytu stockholder’s abstention from voting on the merger consideration, the amendment to the Aytu Incentive Plan or the ratification of the bylaw amendment will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the merger consideration proposal, the proposal to amend the Aytu Incentive Plan or the proposal to ratify the bylaw amendment because these failures to vote are not considered “votes cast.”

Approval of the Aytu adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the votes present at the Aytu special meeting by Aytu stockholders entitled to vote. For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Stock Ownership of and Voting by Aytu Directors and Executive Officers

As of January 15, 2020, Aytu’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,883,771 shares of Aytu stock at the Aytu special meeting, which represents approximately 9.3% of the shares of Aytu stock entitled to vote at the Aytu special meeting. Each of Aytu’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Aytu stock “FOR” the merger consideration, “FOR” the amendment to the Aytu Incentive Plan, “FOR” the ratification of the decision by Aytu’s board of directors to amend Aytu’s bylaws and “FOR” the Aytu adjournment proposal, although none of Aytu’s directors or executive officers has entered into any agreement requiring them to do so.

Voting of Shares

Proxies are solicited to give all holders of record of Aytu stock who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person. If you are a registered holder, you can vote your shares by proxy in one of the following manners:

(i)     via Internet at www.proxyvote.com;

(ii)    by telephone at (800) 690-6903;

(iii)   by mail, if you received a paper copy of the proxy materials; or

(iv)   in person at the special meeting.

In order to vote online or via telephone, have the proxy card in hand and either call the number or go to the website and follow the instructions. If you vote via the Internet or by telephone, please do not return a signed proxy card.

If you received a paper copy of the joint proxy statement/prospectus and choose to vote by mail, specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card enclosed with the joint proxy statement/prospectus, date and sign it, and mail it in the postage-paid envelope.

If you wish to vote in person, you can vote your shares at the special meeting.

If you are a beneficial stockholder, you have the right to direct your broker or nominee on how to vote the shares. You should complete a voting instruction form which your broker or nominee is obligated to provide you. If you wish to vote in person at the meeting, you must first obtain from the record holder a legal proxy issued in your name. Please see the materials from your broker or other nominee; you may also be able to vote over the Internet or by telephone.

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on “discretionary” matters, including the approval of the Aytu adjournment proposal. Your broker will not have discretion to vote on the merger consideration or the amendment to the Aytu Incentive Plan, which are “non-discretionary” matters, absent direction from you.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Aytu special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Aytu special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

If you are a stockholder of record, you can revoke your proxy at any time before it is voted at the meeting by taking one of the following three actions:

•        filing a written notice of revocation bearing a later date than the proxy with Aytu’s Corporate Secretary either before or at the Aytu special meeting at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

•        duly executing a later-dated proxy relating to the same shares and delivering it to Aytu’s Corporate Secretary either before or at the Aytu special meeting and before the taking of the vote, at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

•        attending the Aytu special meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy); or

•        if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on February 12, 2020 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the special meeting if you obtain a legal proxy.

All shares that have been properly voted and not revoked will be voted at the special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Aytu stock in connection with the solicitation of proxies by the Aytu Board to be voted at the Aytu special meeting and at any adjournments or postponements of the Aytu special meeting. Aytu will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Aytu special meeting. Aytu has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $25,000 in total.

In addition to solicitation by mail, directors, officers and employees of Aytu or its subsidiaries may solicit proxies from stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Aytu will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

The SEC has adopted rules that permit companies to deliver a single copy of proxy materials to multiple stockholders sharing an address unless a company has received contrary instructions from one or more of the stockholders at that address. Upon request, we will promptly deliver a separate copy of proxy materials to one or more stockholders at a shared address to which a single copy of proxy materials was delivered. Stockholders may request a separate copy of proxy materials by contacting us either by calling (720) 437-6580 or by mailing a request to 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. Stockholders at a shared address who receive multiple copies of proxy materials may request to receive a single copy of proxy materials in the future in the same manner as described above.

If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record), the bank, broker or other holder of record may deliver only one copy of the joint proxy statement/prospectus to stockholders who have the same address unless the bank, broker or other holder of record has received contrary instructions from one or more of the stockholders. Beneficial owners sharing an address who are currently receiving multiple copies of the joint proxy statement/prospectus and wish to receive a single copy in the future, should contact their bank, broker or other holder of record to request that only a single copy be delivered to all stockholders at the shared address in the future.

Adjournment

Aytu stockholders are being asked to approve a proposal that will give the Aytu Board authority to adjourn from time to time the Aytu special meeting for the purpose of soliciting additional proxies in favor of the approval of the various matters being submitted to stockholders in the special meeting if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve one or more of those matters. If the Aytu adjournment proposal is approved, the Aytu special meeting could be adjourned to any date. In addition, the Aytu Board, with or without stockholder approval, could postpone the Aytu special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Aytu special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate a choice on the Aytu adjournment proposal, your shares will be voted in favor of the Aytu adjournment proposal.

Other Information

The matters to be considered at the Aytu special meeting are of great importance to the stockholders of Aytu. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Aytu special meeting, please contact David Green, Aytu’s Chief Financial Officer, at (720) 437-6580.

SPECIAL MEETING OF STOCKHOLDERS OF INNOVUS

Innovus is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Innovus special meeting of stockholders (or any adjournment or postponement thereof) that Innovus has called to consider and vote on (i) a proposal to adopt the merger agreement and (ii) a proposal to approve the adjournment from time to time of the Innovus special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof.

Date, Time and Location

Together with this joint proxy statement/prospectus, Innovus is also sending Innovus stockholders a notice of the Innovus special meeting and a form of proxy card that is solicited by the Innovus Board for use at the Innovus special meeting to be held at the Hyatt House San Diego, located at 10044 Pacific Mesa Boulevard, San Diego, California 92121 on February 13, 2020, at 8:00 a.m., Pacific Time, and any adjournments or postponements of the Innovus special meeting.

Only stockholders of Innovus as of the record date, January 13, 2020, their authorized representatives and guests of Innovus may attend the special meeting. A form of government-issued photograph identification will be required to enter the meeting.

If you are a registered stockholder (your shares are held in your name) and plan to attend the meeting, you should bring the top portion of the proxy card, both of which will serve as your admission ticket.

If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting if you bring a brokerage statement or other satisfactory evidence of your beneficial ownership. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting.

Purpose

At the Innovus special meeting, Innovus stockholders will be asked to consider and vote on the following proposals:

•        to adopt the merger agreement;

•        to ratify the appointment of Hall & Company, Inc. as Innovus’ registered public accounting firm for the year ending December 31, 2020; and

•        to approve the Innovus adjournment proposals.

Recommendation of the Innovus Board of Directors

The Innovus Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Innovus and its stockholders. The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the proposal to adopt the merger agreement. For the factors considered by the Innovus Board in reaching this decision, see “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Innovus’ Reasons for the Merger; Recommendation of the Innovus Board of Directors that Innovus Stockholders Adopt the Merger Agreement” beginning on page 157 of this joint proxy statement/prospectus.

The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the ratification of Hall & Company, Inc. as Innovus’ independent auditors for the fiscal year ending December 31, 2020. See “Innovus Proposal II: Ratification of Independent Auditors” beginning on page 205 of this joint proxy statement/prospectus.

The Innovus Board unanimously recommends that Innovus stockholders vote “FOR” the Innovus adjournment proposal. See “Innovus Proposal III: Adjournment of the Innovus Special Meeting” beginning on page 207 of this joint proxy statement/prospectus.

Innovus Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Innovus Board has fixed the close of business on January 13, 2020, as the record date for the determination of the Innovus stockholders entitled to notice of and to vote at the Innovus special meeting or any adjournment or postponement of the Innovus special meeting. Only Innovus stockholders of record at the record date are entitled to receive notice of, and to vote at, the Innovus special meeting or any adjournment or postponement of the Innovus special meeting. As of the close of business on January 9, 2020, there were 3,204,401 shares of Innovus common stock outstanding and entitled to vote at the Innovus special meeting, held by approximately 3,800 holders of record. Each holder of shares of Innovus common stock is entitled to one vote for each share of Innovus common stock owned at the record date.

Quorum

The presence at the Innovus special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Innovus common stock at the record date (the close of business on January 13, 2020) and entitled to vote will constitute a quorum. Shares of Innovus common stock whose holders elect to abstain from voting will be deemed present at the Innovus special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the adoption of the merger agreement to be taken at the Innovus special meeting. Failure of a quorum to be present at the Innovus special meeting will necessitate an adjournment of the meeting and will subject Innovus to additional expense.

Required Vote

Pursuant to Nevada law, to adopt the merger agreement, the affirmative vote of the holders of a majority of shares of Innovus common stock outstanding and entitled to vote thereon is required. Innovus cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement and the other closing conditions specified in the merger agreement are met. Because adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of shares of Innovus common stock outstanding and entitled to vote thereon, an Innovus stockholder’s abstention from voting, broker non-votes or any other failure of an Innovus stockholder to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve the Innovus adjournment proposal (whether or not a quorum, as defined under Innovus’ by-laws, is present), the affirmative vote of a majority of the votes present at the Innovus special meeting by holders of shares of Innovus common stock is required. For purposes of the Innovus adjournment proposal, “votes present” consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Innovus stockholder’s abstention from voting on the Innovus adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Innovus adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Innovus adjournment proposal.

Stock Ownership of and Voting by Innovus Directors and Executive Officers

At the close of business on January 9, 2020, Innovus’ directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 201,036 shares of Innovus common stock at the Innovus special meeting, which represents approximately 6.3% of the shares of Innovus common stock entitled to vote at the Innovus special meeting.

Each of Innovus’ directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Innovus common stock “FOR” the proposal to adopt the merger agreement and “FOR” the Innovus adjournment proposal, although none of Innovus’ directors or executive officers has entered into any agreement requiring them to do so.

Voting of Shares

Proxies are solicited to give all holders of record of Innovus common stock who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person. If you are a registered holder, you can vote your shares by proxy in one of the following manners:

(i)     via Internet at www.proxyvote.com;

(ii)    by telephone at (800) 690-6903;

(iii)   by mail, if you received a paper copy of the proxy materials; or

(iv)   in person at the special meeting.

Choosing to vote via Internet or calling the toll-free number listed above will save Innovus expense. In order to vote online or via telephone, have the proxy card in hand and either call the number or go to the website and follow the instructions. If you vote via the Internet or by telephone, please do not return a signed proxy card.

If you received a paper copy of the joint proxy statement/prospectus and choose to vote by mail, specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card enclosed with the joint proxy statement/prospectus, date and sign it, and mail it in the postage-paid envelope.

If you wish to vote in person, you can vote your shares at the special meeting.

If you are a beneficial stockholder, you have the right to direct your broker or nominee on how to vote the shares. You should complete a voting instruction form which your broker or nominee is obligated to provide you. If you wish to vote in person at the meeting, you must first obtain from the record holder a legal proxy issued in your name. Please see the materials from your broker or other nominee; you may also be able to vote over the Internet or by telephone.

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on “discretionary” matters, including the approval of the Innovus adjournment proposal. Your broker will not have discretion to vote on the adoption of the merger agreement, which is a “non-discretionary” matter, absent direction from you.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Innovus special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Innovus special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Innovus special meeting. If you are an Innovus stockholder of record at the record date (the close of business on January 13, 2020), you can revoke your proxy or change your vote by:

•        filing a written notice of revocation bearing a later date than the proxy with Innovus’ Corporate Secretary either before or at the Innovus special meeting at 8845 Rehco Road, San Diego, California 92121;

•        duly executing a later-dated proxy relating to the same shares and delivering it to Innovus’ Corporate Secretary either before or at the Innovus special meeting and before the taking of the vote, at 8845 Rehco Road, San Diego, California 92121;

•        attending the Innovus special meeting (or, if the Innovus special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the Innovus special meeting alone will not revoke any proxy previously given; or

•        if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on February 12, 2020 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Innovus special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Innovus common stock in connection with the solicitation of proxies by the Innovus Board to be voted at the Innovus special meeting and at any adjournments or postponements thereof. Innovus will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Innovus special meeting. Innovus has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $25,000 in total.

In addition to solicitation by mail, directors, officers and employees of Innovus or its subsidiaries may solicit proxies from stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Innovus will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Innovus will pay the costs associated with the Innovus special meeting and solicitation of proxies, including the costs of mailing the proxy materials.

Householding

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are stockholders of the Company will be “householding” the Innovus’ proxy materials. A single set of the Company’s proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate set of the proxy materials, please notify your broker or direct a written request to the Corporate Secretary at 8845 Rehco Road, San Diego, California 92121, or by calling 858-964-5123. Innovus undertakes to deliver promptly, upon any such oral or written request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of these documents was delivered. Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request “householding” of their communications should contact their broker, bank or other nominee, or contact Innovus at the above address or phone number.

Adjournment

Innovus stockholders are being asked to approve a proposal that will give the Innovus Board authority to adjourn the Innovus special meeting one or more times for the purpose of soliciting additional proxies in favor of the various matters being submitted to stockholders if there are not sufficient votes to adopt the merger agreement at the time of the Innovus special meeting or any adjournment or postponement thereof. If the Innovus adjournment proposal is approved, the Innovus special meeting could be adjourned to any date. In addition, the Innovus Board, with or without stockholder approval, could postpone the Innovus special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Innovus special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate a choice on the Innovus adjournment proposal, your shares will be voted in favor of the Innovus adjournment proposal.

Other Information

The matters to be considered at the Innovus special meeting are of great importance to the stockholders of Innovus. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Innovus special meeting, please contact Randy Berholtz, Executive Vice President, Corporate Development and General Counsel, at (858) 964-5123.

INNOVUS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND AYTU PROPOSAL I: APPROVAL OF THE MERGER CONSIDERATION

General

This joint proxy statement/prospectus is being provided to holders of shares of Innovus common stock in connection with the solicitation of proxies by the Innovus Board to be voted at the Innovus special meeting and at any adjournments or postponements of the Innovus special meeting. At the Innovus special meeting, Innovus will ask its stockholders to vote on (i) a proposal to adopt the merger agreement and (ii) the Innovus adjournment proposal.

This joint proxy statement/prospectus is being provided to holders of shares of Aytu stock in connection with the solicitation of proxies by the Aytu Board to be voted at the Aytu special meeting and at any adjournments or postponements of the Aytu special meeting. At the Aytu special meeting, Aytu will ask its stockholders to vote on (i) a proposal to approve the merger consideration, including the Equity Issuances, (ii) a proposal to adopt the amendment to the Aytu Incentive Plan, (iii) a proposal to ratify the decision by Aytu’s board of directors to amend Aytu’s bylaws and (iv) the Aytu adjournment proposal.

The merger agreement provides for the merger of Merger Sub with and into Innovus, with Innovus continuing as the surviving corporation and a wholly-owned subsidiary of Aytu. The merger will not be completed and the merger consideration will not be paid unless Innovus stockholders adopt the merger agreement and Aytu stockholders approve the merger consideration and the other closing conditions specified in the merger agreement are met or waived. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger, see “The Merger Agreement — Structure of the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 178 and 179, respectively, of this joint proxy statement/prospectus.

Upon completion of the merger, each share of Innovus common stock will be converted into the right to receive (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, which is referred to in this joint proxy statement/prospectus as the common stock consideration, (2) cash in lieu of fractional shares of Aytu common stock and (3) one CVR, which is referred to in this joint proxy statement/prospectus as the CVR consideration. In addition, Aytu will also issue shares of Aytu Series H Preferred Stock to holders of certain Innovus warrants that accept Aytu’s offer to exchange those warrants for such shares of Series H Preferred Stock of Aytu, which is referred to in this joint proxy statement/prospectus as the preferred stock consideration and together with the common stock consideration as the “Equity Issuances”.

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the merger. Based on the number of shares of Aytu common stock to be immediately issued to Innovus stockholders at the closing and the number of shares of Aytu common stock outstanding as of January 15, 2020, it is expected that, immediately after completion of the merger, Aytu stockholders are expected to own approximately 84.0% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 16.0% of the outstanding shares of Aytu common stock (without consideration of the shares of Aytu common stock potentially underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Aytu and Innovus stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants. See “The Merger Agreement — Treatment of Innovus Warrants” beginning on page 181 of this joint proxy statement/prospectus for a more detailed explanation.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. If the merger were to close on January 15, 2020, the potential issuance of up to 9,400,928 shares of Aytu common stock, including up to 4,667,200 shares of Aytu common stock underlying the CVRs, in the merger exceeds the 20% threshold under the Nasdaq Listing Rules, but is expected to represent approximately 18.7% of Aytu’s common stock following the merger on a fully diluted basis, including the shares of Aytu common stock potentially issuable under the CVRs (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan). Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Aytu must obtain the approval of Aytu stockholders for the issuance of the shares of Aytu common stock in the merger, including the shares of Aytu common stock underlying the CVRs.

Under Nasdaq Listing Rule 5635(a)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock if any director, officer or “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the potential issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Armistice Capital LLC is a “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of both Aytu and Innovus. Armistice currently holds approximately 38.0% of the outstanding shares of Aytu common stock and 8.3% of the outstanding shares of Innovus common stock. As a result of Armistice’s interest in Innovus, Armistice will be entitled to receive more than 5% of the consideration to be paid in the merger. Accordingly, Aytu must obtain the approval of Aytu stockholders for the Equity Issuances of the shares of Aytu common stock in the merger, including the shares of Aytu common stock underlying the CVRs.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Aytu must obtain the approval of Aytu stockholders of the change of control resulting from the Equity Issuances.

Background of the Merger

In July 2015, Aytu and Innovus entered into a mutual non-disclosure agreement related to discussions around a potential strategic collaboration or merger. Throughout July and August 2015, the companies continued discussing potential transactions, including a collaboration or merger whereby Aytu would acquire Innovus and create a consumer business unit of Aytu. The companies were unable to reach terms at that time and formal discussions ceased, though the companies remained in contact.

In January and December 2017, and again in January 2018, members of the Aytu and Innovus management teams met again to discuss potential opportunities for collaboration or a combination. However, no terms were agreed to at any of these meetings.

Throughout 2018 and during the first half of 2019, Innovus executive team and the Board continuously discussed strategies to continue the growth of the company and achieve profitability. It was acknowledged that Innovus would continue to require capital to fund the operations. The Innovus management team considered the ability to apply to trade on a national securities exchange, which would enable additional investors to invest in Innovus, as well as the option to complete a significant capital raise on Innovus’ current trading market, the option to merge with a strategic acquirer who is funded sufficiently to provide the necessary financial resources, the option to acquire businesses having turn positive cash flow via stock transaction to complement and support Innovus and the option to continue to fund Innovus through promissory notes and the associated securities purchase agreements as had been done historically. It was recognized that each of these options, with the exception of merging with a well-capitalized strategic acquirer, would dilute Innovus’ current shareholder base and could risk impairing the current market value. A strategic acquirer would also present investor risk such that Innovus’ operational strategy could be altered, thus potentially impairing value of the overall a combined entity.

In June 2019, Aytu management renewed internal discussions, including with third party financial advisors, regarding the possibility of a merger with Innovus.

On or about July 8, 2019, Aytu’s Chief Executive Officer, Josh Disbrow, and Innovus’ Chief Executive Officer, Bassam Damaj, had a telephone call about the possibility of restarting discussions regarding a strategic transaction between Aytu and Innovus. On July 17 and 18 of 2019, members of the Aytu management team traveled to Innovus’ office to meet with the Innovus team, including Innovus’ executive officers and lead independent director, Ms. Vivian Liu. As part of these meetings, the companies discussed Innovus’ valuation, product revenues, potential cost savings, growth opportunities, liabilities and potential paths forward to effect a merger of Aytu and Innovus. The parties also began to discuss specific deal terms, including ideas on consideration for the transaction. Following these discussions, both Aytu and Innovus engaged in internal discussions with their respective management teams and Board members. Over the course of the next few days, a series of phone calls and correspondences between Mr. Disbrow and Mr. Damaj followed those in-person meetings.

Aytu recognized that Innovus represented a rapidly growing entity in the growing consumer health industry which complements its current prescription focused business. Efficiencies could be obtained to eliminate overhead costs of operating each publicly traded entity separately.

Innovus recognized that trading on the Nasdaq Capital Market, Aytu, had access to a wider array of investors to provide capital at more favorable rates. Additionally, Aytu was reasonably capitalized and was willing to commit to provide adequate funding throughout the five-year period following a potential merger, enabling Innovus to potentially grow to well over its current size. Finally, it was viewed that the combination of the consumer health products company of Innovus combined with the prescription focused company of Aytu would warrant higher valuation and improve shareholder value.

On July 24, 2019, following multiple follow up meetings amongst the companies and internally, the Aytu Board met and authorized Aytu management to provide a term sheet to Innovus containing proposed terms of a potential merger of the companies.

From July 24, 2019, through August 8, 2019, members of Aytu and Innovus management, and their representatives, engaged in negotiations of key merger terms, including elements of contingent value rights that would be part of the merger consideration and prospective employment contracts for Innovus executives. During this time, the Innovus management team and Aytu management team continued to keep their respective Boards informed of ongoing negotiations. During a several hour Board meeting held on July 24, 2019, the Aytu management team presented to the Aytu Board a detailed business case for proceeding with the merger with Innovus.

During a meeting held on July 30, 2019, the Innovus management team presented the Innovus Board with a detailed business case for proceeding with the merger with Aytu. Among the items presented to and discussed by the Innovus Board during this meeting were Innovus’ available options at that time to grow, raise capital, combine with other similarly focused companies, and paths to uplisting Innovus’ common stock to a national securities exchange. The Innovus management team also presented the Innovus Board with a corporate overview of Aytu, and presented the Innovus Board with a copy of the term sheet containing the proposed terms of the merger, at which time the Innovus Board unanimously approved of proceeding with negotiations for definitive documents for the merger.

On August 7, 2019, following further discussions and negotiations between the Innovus and Aytu management teams, the Innovus Board met again to formally approve of the term sheet, an associated no shop agreement between the parties, and a bridge loan to be extended by Aytu to Innovus. Aytu and Innovus executed the term sheet with respect to the proposed merger on August 8, 2019. In addition, during the same period Aytu and Innovus negotiated a promissory note from Innovus to Aytu, pursuant to which Aytu agreed to lend to Innovus $1 million.

Through the remainder of August 2019, the parties, and their representatives, conducted mutual due diligence procedures and negotiated the terms of the definitive merger agreement and related transaction documents, including the CVR Agreement.

Between August 8 and August 23, 2019, Aytu management held a number of informal discussions with Aytu board members updating them on the status of ongoing due diligence and negotiations regarding the terms of the definitive merger agreement.

On August 22, 2019, Innovus engaged Stout Risius Ross (“Stout”) to review and opine on certain matters related to the proposed merger. Stout was provided the business case, which was presented to the Innovus Board, which included financial projections for a three-year period and the associated capital requirements, information regarding the current financing options available to Innovus and the Aytu corporate overview. Numerous conversations took place between Innovus management and Stout regarding the options considered by Innovus, including the related impact of shareholder value, the current market value of Innovus and the required capital to allow Innovus to reach a size upon which it could reach cash flow profitability.

On August 27, 2019, Aytu’s independent directors held a meeting with management to discuss the proposed transaction, including interests of a major shareholder, Armistice, in the proposed merger. Independent director Mike Macaluso was not in attendance but walked through his questions with management in a separate phone call.

On September 11, 2019, each of the Aytu Board and the Innovus Board convened meetings to review and approved the merger agreement and all associated transactions. Aytu director, Steven Boyd, who is also Founder and Chief Investment Officer of Armistice and Aytu Board member, abstained from the vote taken by the Aytu Board. In addition, during the meeting of the Innovus Board, Stout presented its thorough financial analysis and conclusion of its review and opinion of the merger. Following the presentation by Stout, members of the Innovus Board considered several factors with respect to the merger before approving the transaction, including the uncertainty with respect to the ultimate tax treatment of the merger.

On September 12, 2019, Aytu, Merger Sub and Innovus entered into the Merger Agreement.

On January 9, 2020, Aytu and Innovus agreed to an amendment to the merger agreement and the form of CVR Agreement. The amendment to the merger agreement, among other things, revises the formulation for pricing of the shares to be issued in the Warrant Exchange as discussed on page 203 under “The Merger — Interests of Aytu’s Directors and Executive Officers in the Merger — Warrant Exchange.” The amendments to the form of CVR agreement, among other things, allow for more flexibility in the use of Aytu common stock as a form of payment of consideration payable under such agreement to CVR holders. (For more information on the CVRs and the CVR agreement, see “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228.) The amendments also provided for a mechanism under which the Company could, with the agreement of the CVR holders’ representative, increase the number of Aytu shares available to be used in paying consideration to CVR holders upon the triggering of milestone payments.

Certain Relationships between Aytu and Innovus

On August 8, 2019, Innovus entered into a non-secured promissory note agreement with Aytu in which Aytu loaned Innovus gross proceeds of approximately $1.0 million in consideration for the issuance of a 10% promissory note. The note requires repayment of principal by February 29, 2020. The remaining principal balance under this note was $1.0 million at September 30, 2019. On October 10, 2019, Innovus entered into an Addendum No. 1 to Promissory Note upon which an additional $350,000 was loaned to Innovus with the same terms as the non-secured promissory note. As of January 15, 2020, there have been no additional loans between Aytu and Innovus.

Innovus’ Reasons for the Merger; Recommendation of the Innovus Board of Directors that Innovus Stockholders Adopt the Merger Agreement

In reaching its decision to approve, and declare advisable, the merger agreement and to recommend that Innovus’ stockholders adopt the merger agreement, the Innovus Board, as described above in the section entitled “— Background of the Merger” beginning on page 155 of this joint proxy statement/prospectus, held a number of meetings, consulted with Innovus’ management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Innovus, Aytu and the combined company following the merger (taking into account the results of Innovus’ due diligence of Aytu), as well as the risks in achieving those prospects and the anticipated effects of the merger. The Innovus Board considered a variety of factors that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included the following, which are not necessarily in order of importance:

•        Ability to Share in Future Value of Aytu.    The Innovus Board believes that the merger will provide the existing Innovus stockholders a significant opportunity to participate in the potential growth of Aytu and the anticipated synergies of the combined company following the merger. The Innovus Board considered the business reputation, management and financial resources of Aytu, Aytu’s diversified product portfolio, and prospects for growth and margin improvements.

•        Opportunity for Cost Savings.    In addition to the potential for growth and the other anticipated synergies of the combined company following the merger, the Innovus Board believes that there will be an opportunity for the combined company to leverage the experience of each company’s management team, as well as the expanded product portfolio of revenue generating products, in order to reduce overall operating costs for the combined company, as compared to the costs incurred by Innovus and Aytu as stand-along companies. This belief, as well as the belief that Aytu will provide a future value to Innovus stockholders described above are each based on the judgment, advice and analysis of Innovus’ senior management with respect to the potential strategic, financial and operational benefits of the merger, as well as Innovus’ due diligence of Aytu.

•        Contingent Value Rights.    The Innovus Board considered that, in addition to the Equity Issuances payable to Innovus stockholders and, with respect to the Series H Preferred Stock, those warrant holders having cash-out rights who accept Aytu’s exchange proposal, the Innovus stockholders immediately prior to closing will receive a CVR representing the right to receive a pro rata share of up to an aggregate of $16 million of Aytu common stock or cash if specified milestones are achieved following the merger for the 2019, 2020, 2021, 2022 and 2023 calendar years (as more fully described under the section titled “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228).

•        Risks Related to Remaining a Stand-Alone Company.    The Innovus Board believes that the merger consideration is more favorable to its stockholders than the value of remaining an independent, stand-alone public company, after accounting for the risks and uncertainties associated with achieving and executing upon Innovus’ business and financial plans in the short- and long-term as a stand-alone company. The Innovus Board reviewed Innovus’ business, operations, assets, operating results, financial condition and prospects to assess the prospects and risks associated with remaining an independent, stand-alone public company. Among the potential risks identified by the Innovus Board were:

•        Innovus’ ability to successfully manufacture, distribute and commercialize both its current products, as well as new products;

•        the challenges and risks associated with growing Innovus through either organic growth or strategic acquisitions;

•        the competitive nature of Innovus’ target markets;

•        the significant losses Innovus has incurred since its inception and the risk that Innovus will continue to incur losses for the foreseeable future;

•        Innovus’ financial resources relative to its competitors and the significant amount of capital (and incremental stockholder dilution) that Innovus would need to raise to fund ongoing clinical trials, commercialization of its pipeline products, development of an expanded sales platform and continuance of its existing research and development operations; and

•        the additional risk factors pertaining to Innovus that are listed in the section above titled “Risk Factors — Risk Related to Innovus” beginning on page 26.

•        Best Alternative for Maximizing Stockholder Value.    The Innovus Board undertook a comprehensive process of reviewing and analyzing potential operational and financing strategies for the company in light of its financial position, as well as potential strategic transactions, to identify the course of action that would, in the Innovus Board’s opinion, create the most value for Innovus stockholders. The Innovus Board believes, after a thorough review of its prospects as a stand-alone company and available strategic alternatives, as well as a result of discussions with Innovus’ senior management, financial advisors and legal counsel, that the merger with Aytu was more favorable to the stockholders of Innovus than the potential value that might have resulted from other options available to Innovus, including remaining a standalone public company, considering the risks associated with such options.

•        Negotiations with Aytu.    The Innovus Board believes that, as a result of arm’s length negotiations with Aytu, Innovus and its representatives negotiated the highest value of merger consideration that Aytu was willing to agree to, and that the terms of the merger agreement include the most favorable terms to Innovus in the aggregate to which Aytu was willing to agree.

•        Terms of the Merger Agreement.    The Innovus Board also reviewed the terms of the merger agreement and associated transactions, including:

•        the exchange ratio for the merger consideration is fixed based on the relative valuations of the companies, and thus avoids fluctuations in the number of shares of Aytu common stock payable as consideration in the merger;

•        the limited number and nature of the conditions to Aytu’s obligation to consummate the merger, the limited risk of non-satisfaction of such conditions and the likelihood that the merger will be consummated on a timely basis;

•        the “fiduciary out” provisions of the merger agreement, which, subject to the terms and conditions thereof, permit Innovus to furnish information to and conduct negotiations with third parties that make acquisition proposals under certain circumstances, to change its recommendation to stockholders regarding the merger agreement and to terminate the merger agreement in order to approve a superior proposal, subject to payment of a termination fee to Aytu;

•        the potential termination fee of $250,000 that could become payable by Aytu if the merger agreement is terminated in certain circumstances, which the Innovus Board believed was reasonable in light of the overall terms of the merger agreement and the benefits of the merger and would not preclude another party from making a competing proposal; and

•        the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

•        Fairness Opinion.    The Innovus Board considered the financial analyses of Stout Risius Ross, LLC, including the opinion of that firm, dated as of and delivered to the Innovus Board on September 11, 2019, to the effect that as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the Innovus stockholders in the merger (other than holders of cancelled shares and dissenting shares) is fair, from a financial point of view, to such stockholders (as more fully described under the section titled “Opinion of Innovus’ Financial Advisor” beginning on page 34.

•        Likelihood of Consummation.    The Innovus Board considered the likelihood that the merger will be consummated, based on, among other things, the limited number of conditions to the merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the merger agreement to Innovus in the event of various breaches by Aytu, and Aytu’s reputation, and its financial capacity to complete an acquisition of this size, which the Innovus board believed supported the conclusion that a transaction with Aytu could be completed relatively quickly and in an orderly manner.

•        Stockholder Approval.    The Innovus Board considered that the merger would be subject to the approval of its stockholders and that stockholders would be free to reject the merger.

•        Dissenter’s Rights.    The Innovus Board considered the fact that the stockholders that do not tender their shares of Innovus common stock in the merger and who properly exercise their dissenter’s rights under the Nevada Dissenter’s Rights Statutes will be entitled to payment of fair value for their shares in lieu of payment of the merger consideration.

In the course of its deliberations, the Innovus Board also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•        Potential Fluctuations in Relative Value.    The Innovus Board considered the fact that the stock consideration is based on a fixed exchange ratio and thus the exchange ratio will not change based on changes to Aytu’s share price if the value of Aytu’s business declines relative to the value of Innovus’ business prior to closing of the transaction;

•        Risk the Merger May Not Be Consummated.    The Innovus Board considered the fact that consummation of the merger is subject to the satisfaction of certain closing conditions that are not within Innovus’ control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on Innovus has occurred. There can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied, and as a result, it is possible that the merger may not be consummated even if the merger is approved by Innovus’ stockholders. The Innovus Board considered the fact that if the merger is not consummated (i) Innovus will have incurred significant transaction and opportunity costs, including the possibility of disruption to its operations, diversion of management and employee attention, employee attrition and a potentially negative effect on its business and customer relationships; (ii) the trading price of Innovus’ common stock could be adversely affected; and (iii) the market’s perceptions of Innovus’ prospects could be adversely affected.

•        Timing Risks.    The Innovus Board considered the amount of time it could take to complete the merger, including the risk that the necessary regulatory approvals or clearances to complete the merger might not be received prior to the termination of the merger agreement or that governmental authorities could attempt to condition their approvals or clearances of the merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the conditions not to be satisfied.

•        Termination Fee.    The Innovus Board considered the fact that Innovus may be required to pay a termination fee of $250,000 if the merger agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless Innovus entered into a more favorable transaction. The Innovus Board also recognized that the provisions in the merger agreement relating to this fee were insisted upon by Aytu as a condition to entering into the merger agreement.

•        Contingent Value Rights:    The Innovus Board considered the specified milestones that must be achieved in order for current Innovus stockholders to receive additional shares of Aytu common stock and/or cash in exchange for each outstanding CVR may not be achieved and the CVRs may expire without value (as more fully described under the section titled “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228). The Innovus Board also considered the fact that payment on the CVRs may be made in either shares of Aytu common stock or cash, at the discretion of Aytu, so long as the sum of the fair value of such shares and cash equals the total payment amount owed to CVR holders.

•        Effect of Public Announcement.    The Innovus Board considered the effect of the public announcement of Innovus entering into the merger agreement on Innovus’ operations, including Innovus’ relationships with customers, vendors and employees, its ability to attract and retain key personnel while the proposed transaction is pending and the potential adverse effects on its financial results as a result of that disruption, the possibility of any suit, action or proceeding in respect of the merger agreement or the transactions contemplated thereby, including the merger, and the possible volatility, at least in the short term, of the trading price of Innovus common stock resulting from the merger announcement.

•        Opportunity Costs and Interim Operating Covenants.    The Innovus Board considered that the focus and resources of Innovus’ management may become diverted from other important business opportunities and operational matters while working to implement the merger, which could adversely affect Innovus’ business. The Innovus Board also considered the restrictions on the conduct of Innovus’ business during the pendency of the merger, which may delay or prevent Innovus from undertaking potential business opportunities that may arise or may negatively affect its ability to attract, retain and motivate key personnel.

•        Transaction Costs.    The Innovus Board considered the fact that Innovus has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated, including the costs associated with any potential related litigation.

•        Taxable Consideration.    The Innovus Board considered the fact that the gains from certain aspects of the consideration to be received by the Innovus stockholders in the merger may be taxable to such stockholders for federal income tax purposes. See “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Innovus Common Stock” beginning on page 173.

•        Potential Conflicts of Interest.    The Innovus Board considered the risk that certain of Innovus’ directors and executive officers may have interests in the transactions contemplated by the merger agreement, including the merger, as individuals that are in addition to, or that may be different from, the interests of Innovus’ stockholders. See the section titled “The Merger — Interests of Innovus Directors and Officers in the Merger” beginning on page 18 of this proxy statement/prospectus.

•        Other Risks.    The Innovus Board also considered the risks of the type and nature described under “Risk Factors” beginning on page 26.

The foregoing information and factors considered by the Innovus Board are not intended to be exhaustive but are believed to include the material factors considered by the Innovus Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Innovus Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Innovus Board may have given different weight to different factors. In addition, the Innovus Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Innovus Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, senior management and the legal and financial advisors of Innovus, and considered the factors overall to be favorable to, and to support, its determination.

The foregoing description of the Innovus Board’s consideration of the factors supporting the merger agreement, the merger and the other transactions contemplated by the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 95 of this joint proxy statement/prospectus.

Opinions of Stout Risius Ross, LLC

On September 11, 2019, Stout rendered an oral opinion to the Board of Directors of Innovus (which was confirmed in writing by delivery of Stout’s written opinion dated September 11, 2019), to the effect, as of September 11, 2019 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Stout in preparing its opinion, that the merger consideration to be received by the holders of Innovus Equity Securities (meaning each outstanding stock option, warrant, RSU, share of capital stock, share equivalent or other right to purchase or acquire, convert into or contingently receive capital stock of Innovus), taken as a group, pursuant to the merger, was fair, from a financial point of view.

Stout’s opinion was directed to the Board of Directors of Innovus and only addressed the fairness, from a financial point of view, of the merger consideration to be received by the holders of Innovus Equity Securities, taken as a group, pursuant to the merger and does not address any other aspect or implication of the merger or the merits of any alternative business transactions or strategies. The summary of Stout’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Stout in preparing its opinion. Stockholders are encouraged to carefully read the full text of Stout’s written opinion. However, neither Stout’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to the Board of Directors of Innovus or any holder of Innovus Equity Securities as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion Stout reviewed, among other things:

•        the draft Agreement and Plan of Merger, dated September 5, 2019;

•        the Nonbinding Term Sheet for the merger, dated August 8, 2019;

•        the draft Warrant Exchange Agreement dated August 27, 2019;

•        the draft Contingent Value Right Agreement dated September 7, 2019;

•        the Voting and Support Agreement, dated August 30, 2019;

•        Innovus’ audited financial statements for the fiscal years ended December 31, 2015 through 2019 and for the year-to-date periods ended June 30, 2018 and 2019 as reported in Innovus’ Form 10K and Form 10Q SEC filings;

•        Innovus’ financial projections relating to the Company as prepared by Company management for the fiscal years ending December 31, 2019 through 2022;

•        capitalization tables for Innovus as of December 31, 2018 and September 4, 2019, prepared by Company management;

•        an analysis, prepared by the management of Innovus, of the expected cost savings and other synergies achieved through the acquisition of Innovus by Aytu;

•        publicly available financial data of certain publicly traded companies that Stout deemed relevant;

•        available information regarding certain merger and acquisition transactions that Stout deemed relevant;

•        available analyst research for INNV and AYTU;

•        Aytu’s audited financial statements for the fiscal years ended June 30, 2014 through 2018 and for the year-to-date periods ended March 31, 2018 and 2019 as reported in Aytu’s SEC Form 10K and Form 10Q filings;

•        available stock price and volume trading data for Aytu and Innovus for the last 5 years;

•        a certificate from senior management of Innovus containing, among other things, representations regarding the accuracy of the information, data, and other material (financial or otherwise) provided to Stout by or on behalf of the Company; and

•        discussions with Innovus’ management concerning its business, industry, history, and prospects.

Stout’s opinion was intended to be utilized by the Board of Directors of Innovus as only one input to consider in its process of analyzing the merger. No opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Stout was not requested to opine as to, and its opinion did not in any manner address the following: (i) the underlying business decision of Innovus, Innovus securityholders, the Board of Directors of Innovus or any other party to proceed with or effect the merger; (ii) the merits of the merger relative to any alternative business strategies that may exist for Innovus or any other party or the effect of any other transactions in which Innovus or any other party might have engaged; (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the merger or otherwise, except as expressly addressed in the opinion; (iv) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Innovus, or to any other party, not specifically addressed in the opinion; (v) the solvency, creditworthiness or fair value of Innovus or any other participant in the merger under any applicable laws relating to bankruptcy, insolvency or similar matters or (vi) how the Board of Directors of Innovus, Innovus securityholders or any other person should act with respect to the merger.

Further, Stout’s opinion was not intended to and does not constitute a recommendation to any stockholder of Innovus as to how such stockholder should vote in regard to the merger. The Board of Directors of Innovus acknowledges that Stout was not engaged to, and has not, (a) initiated any discussions with, or solicited any indications of interest from, third parties with respect to (i) the merger, (ii) the assets of Innovus, (iii) any businesses or operations of Innovus or any other party, or (iv) any alternatives to the merger, or (b) negotiated the terms of the merger or the financing for the merger.

Stout’s opinion was premised on the assumption that the assets, liabilities, financial condition, and prospects of Innovus as of the date of its opinion had not changed materially since June 30, 2019, the date of the most recent Innovus financial statements made available to Stout. In rendering its opinion, Stout assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Innovus or otherwise reviewed by or discussed with Stout without independent verification of such information, and Stout assumed and relied upon the representations and warranties contained in the draft Agreement and Plan of Merger. Stout further assumed for the purposes of its opinion that each of the Adjusted Closing Liability Balance and the Adjusted Net Working Capital Deficit (as each term is defined in the Agreement and Plan of Merger) were equal to the amounts as of June 30, 2019 as set forth in Innovus’ financial statements provided to Stout. Stout did not review or analyze the priority of any liquidation preferences, shareholder privileges, voting rights or other rights and restrictions associated with Aytu common stock, Aytu preferred stock or other merger consideration and assumed that available stock price and volume trading data for Aytu accurately reflect the value of Aytu common stock and preferred stock issued as merger consideration. Stout’s opinion was limited to the merger and Stout did not analyze any other transactions that may be or may have been considered by any party, including, without limitation, any other draft acquisition agreements, letters of intent, or information related to the foregoing, and Stout did not analyze any current or prospective impact on the merger consideration by any such other transactions.

In rendering its opinion, Stout assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Innovus, or otherwise reviewed by or discussed with Stout without independent verification of such information and Stout assumed and relied upon the representations and warranties contained in the draft Agreement and Plan of Merger it reviewed. Stout assumed, without independent verification, that the financial forecasts and projections provided to Stout were prepared in good faith and reflected the best currently available estimate of the future financial results of Innovus, and Stout relied upon such projections in arriving at its opinion. Stout was not engaged to assess the reasonableness or achievability of these forecasts and projections or the assumptions upon which they were based, and Stout expressed no view as to these forecasts, projections, or assumptions. Stout assumed that the merger would be consummated on the terms described in the draft Agreement and Plan of Merger, without any waiver of any material terms or conditions by the parties to the draft Agreement and Plan of Merger.

Stout did not conduct a physical inspection of Innovus’ facilities or assets. Stout assumed, with the consent of the Board of Directors of Innovus, that the final executed form of the Agreement and Plan of Merger would not differ materially from the draft of the Agreement and Plan of Merger that it examined, that the conditions to the merger as set forth in the draft Agreement and Plan of Merger would be satisfied, and that the merger would be consummated on a timely basis in the manner contemplated by the draft Agreement and Plan of Merger.

Stout’s opinion was furnished for the use and benefit of the Board of Directors of Innovus in connection with the merger, and were not intended to be used, and may not be used, for any other purpose, without Stout’s express, prior written consent. Stout has consented to the reproduction of its written opinion in this proxy statement/prospectus and to the inclusion of our summary of its opinion as it appears in this proxy statement/prospectus.

Summary of Valuation Analyses

In preparing its opinion to the Board of Directors of Innovus, Stout performed a variety of analyses, including those described below. The summary of Stout’s analyses is not a complete description of the analyses underlying Stout’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Stout arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole. Stout did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stout, supported or failed to support its opinion as to the fairness, from a financial point of view, of the merger consideration to be received by holders of Innovus Equity Securities, taken as a group, pursuant to the merger. Further, Stout did not specifically rely or place specific weight on any individual analysis. Rather, Stout believes that its analyses must be considered in their entirety, and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors together, could create a misleading or incomplete view of the processes underlying the analyses performed by Stout in connection with the preparation of its opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

The implied reference range values indicated by Stout’s analyses, and the estimates upon which they are based, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities may actually be sold, which may depend on a variety of factors, many of which are beyond our control. Much of the information used in, and accordingly the results of, Stout’s analyses are inherently subject to substantial uncertainty.

Stout’s opinion was provided to the Board of Directors of Innovus in connection with its consideration of the proposed merger and Stout’s opinion was only one of many factors considered by the Innovus Board of Directors in evaluating the proposed merger. Neither Stout’s opinion nor its analyses were determinative of the merger consideration and/or the merger, or of the views of the Board of Directors or management of Innovus with respect to the merger consideration or the merger therein. The type and amount of consideration payable in the merger were determined through negotiation between Innovus and Aytu, and the decision to enter into the merger was solely that of the Innovus Board of Directors.

The following is a summary of the material analyses reviewed by Stout with the Board of Directors of Innovus in connection with Stout’s written opinion delivered on September 11, 2019. The order of the analyses below does not represent relative importance or weight given to those analyses by Stout.

Key Financial Metrics

As further described below, Stout performed a discounted cash flow analysis and also considered Innovus’ recent private placement in analyzing the implied equity value range for Innovus with the proposed merger consideration.

For purposes of comparing the implied equity value range to the proposed merger consideration, Stout calculated the proposed merger consideration to be $12.1 million, comprised of $5.5 million of Aytu common shares, $5.6 million of contingent value rights (“CVRs”) to receive additional shares of Aytu common stock, and $1.0 million of Aytu preferred shares. Stout performed a Monte Carlo analysis to estimate the value of the CVRs using projected pro-forma post-merger income statements prepared by Innovus management.

Discounted Cash Flow Analysis

Stout performed a discounted cash flow analysis, which was used to estimate the present value of Innovus’ unlevered, after-tax, free cash flows based on Innovus’ financial projections for 2019 through 2022. In performing its discounted cash flow analyses, Stout utilized Innovus’ calculated free cash flows that Innovus is expected to generate for the remainder of 2019 and the fiscal years 2020 through 2022 based on management’s long-term forecast for fiscal years 2019 through 2022.

Stout calculated Innovus’ implied enterprise value based on the present value of estimated unlevered free cash flows through the end of fiscal year 2020, as well as a residual value that takes into account the cash flows beyond fiscal year 2020, based on a range of discount rates of 20.0% to 25.0% and a two-stage model which assumes a residual growth rate ranging from 47.5% to 52.5% for the first five years of the residual period followed by a stable, long-term growth rate of 3.0%, which were based on the prospects for longer term growth of Innovus’ business and expectations for industry growth.

Stout calculated a range of implied equity values for Innovus by making the following adjustments to enterprise value: (i) subtracting $3.0 million of debt, (ii) subtracting an accrued compensation liability of $2.7 million, (iii) subtracting a contingent consideration liability of $1.3 million, (iv) adding cash and cash equivalents of $1.6 million, and (v) adding a net working capital surplus of $0.8 million. This analysis implied an equity value range for Innovus of $5.3 million to $13.5 million.

Analysis of Innovus’ January 2019 Private Placement Transaction

On January 3, 2019, Innovus completed a sale of common stock and warrants pursuant to which the Company sold common stock and warrants. Using a back solve analysis Stout estimated an implied post-money equity valuation ranging from $9.9 million to $13.4 million.

Other Analyses and Results of Valuation Analyses

In connection with performing its financial analyses, Stout also worked to identify public companies with similar business operations to Innovus and worked to identify acquisition transactions involving target companies with similar business operations to Innovus; however, Stout ultimately did not rely on these analyses and methodology for several reasons, including, without limitation, due to an insufficiently large sample size of comparable companies and transactions and inadequate disclosure of financial information with respect to such companies and transactions.

Overall, as described above, Stout performed a discounted cash flow analysis and considered a January 2019 private placement transaction in comparing the implied equity value range with the proposed Transaction consideration. These analyses indicated an equity value range for the Company of $5.3 million to $13.5 million, as compared to the proposed Transaction consideration of $12.1 million, as calculated by Stout using the methodology deemed relevant by Stout as described above.

Other Matters

Stout was engaged by the Company to provide an opinion to the Board of Directors of Innovus regarding the fairness, from a financial point of view, of the Transaction consideration to be received by the holders of Innovus Equity Securities, taken as a group, pursuant to the Transaction. We engaged Stout based on Stout’s experience and reputation. Stout is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. The issuance of Stout’s written opinion was approved by an internal committee of Stout authorized to approve opinions of this nature. Pursuant to the engagement letter with Stout, the Company paid Stout a fee of $150,000 for its services, $75,000 of which became payable upon the execution of Stout’s engagement letter and $75,000 of which became payable upon the delivery of Stout’s opinion, regardless of the conclusion reached therein. No portion of Stout’s fee is contingent upon the successful completion of the Transaction. Further, none of Stout’s employees who worked on the engagement has any known financial interest in the assets or equity of the Company or the outcome of the engagement, and Stout has not previously provided financial advisory services to the Company. The Company has also agreed to reimburse Stout for certain expenses and to indemnify Stout and certain related parties against certain liabilities and other losses associated with any third-party claim (including securityholder actions) relating to or arising as a result of Stout’s services or engagement.

Certain Unaudited Projected Information Provided to Stout

Innovus does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations due to, among other reasons, the uncertainty of the underlying assumptions and estimates, other than, in each case, providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in its regular earnings press releases and other investor materials.

Innovus management, however, prepared and provided certain nonpublic, internal financial projections to its board of directors in connection with its evaluation of the merger, as well as — as described below — on a confidential basis to its financial advisor in connection with the financial analysis described this section. Innovus management prepared and provided certain projections regarding its future operations for fiscal years 2019 through 2022, on a stand-alone basis, assuming Innovus would continue as an independent company, without giving effect to its ability to finance ongoing operations or the completion of the merger. Therefore, these projections do not give effect to the merger or any changes to Innovus’ operations or strategy that may be implemented after the consummation of the merger, including potential synergies to be realized as a result of the merger, or to any costs incurred in connection with the merger. Furthermore, the Innovus financial projections do not take into account the effect of any failure of the merger to be completed and should not be viewed as relevant or continuing in that context.

The Innovus management forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, but in the view of Innovus management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of Innovus’ management’s knowledge and belief, the expected course of action and the expected future financial performance of Innovus and the expected synergies to be derived in connection with the merger. The inclusion of the Innovus management forecasts below should not be regarded as an indication that Innovus, considered, or currently considers, such information to be a reliable predictor of actual future results. Innovus does not assume any responsibility to stockholders for the accuracy of this information, including if future results are materially different from the Innovus management forecasts. Neither Stout, Innovus’ independent registered public accounting firm, nor any other independent accountant, has examined, compiled or performed any procedures with respect to the accompanying prospective financial information or expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for and have disclaimed any association with such information. The Innovus management forecasts are subjective in many respects and, as a result, subject to interpretation. While presented with numeric specificity, the Innovus management forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Innovus’ management. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 95 of this joint proxy statement/prospectus.

The Innovus management forecasts contain certain non-GAAP financial measures that Innovus believes are helpful in understanding its past financial performance and future results. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable U.S. GAAP measures. Innovus management regularly uses a variety of financial measures that are not in accordance with U.S. GAAP, including EBITDA (defined as earnings before interest, income taxes, depreciation and amortization) for forecasting, budgeting and measuring operating performance. Innovus management believes that adjusting measures of income to exclude certain items provides relevant and meaningful information to investors about the ongoing operating results of Innovus. The Innovus management forecasts contain certain other non-GAAP financial measures. While Innovus believes that these non-GAAP financial measures provide meaningful information to help investors understand its operating results and to analyze Innovus’ financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with U.S. GAAP, are not reported by all of Innovus’ competitors and may not be directly comparable to similarly titled measures of Innovus’ competitors due to potential differences in the exact method of calculation.

The following tables present a summary of the Innovus financial projections:

Adjusted Projected Income Statements

In Thousands of U.S. Dollars

	Year 1 12/31/2019	Year 2 12/31/2020	Year 3 12/31/2021	Year 4 12/31/2022
Total Net Sales	$24,117	$26,190	$30,224	$34,395
Growth Rate	0.5%	8.6%	15.4%	13.8%
Cost of Product	5,054	5,940	7,064	8,123
Gross Profit	19,063	20,250	23,160	26,272
Gross Margin	79.0%	77.3%	76.6%	76.4%
Total Operating Expenses	24,015	22,428	24,200	25,841
EBITDA	$(4,160)	$(1,392)	$(254)	$1,217

Aytu’s Reasons for the Merger; Recommendation of the Aytu Board of Directors that Aytu Stockholders Approve the Stock Issuance

In reaching its decision to approve, and declare advisable, the merger agreement and the others transactions contemplated by the merger agreement, including the stock issuance, the Aytu Board, as described above in “— Background of the Merger” beginning on page 155 of this joint proxy statement/prospectus, held a number of meetings, consulted with Aytu’s management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Aytu, Innovus, and the combined company following the merger (taking into account the results of Aytu’s diligence of Innovus), as well as the risks in achieving those prospects. The Aytu Board considered a variety of factors that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included the following, which are not necessarily in order of importance:

Strategic Benefits of the Transaction

•        the merger will create a leading specialty pharmaceutical company, well positioned for sustained product innovation and long-term growth and, with complementary areas of focus, the combined company will operate with greater reach, in terms of both patients and geography, therapeutic markets, and scale;

•        the combined company will have a deep and diverse stable of products inclusive of both prescription and consumer products competing in large therapeutic categories;

•        the combined company will have a more diverse product portfolio than either company on a standalone basis, with over 30 products expected to have more than $43 million in annual sales with growth expected beyond that level;

•        the combined company will have a stronger income statement and faster path to profitability than either company would have on a standalone basis

•        the combined company is expected to have greater financial resources and flexibility, even after taking into account transaction-related indebtedness, to realize the full potential of its product portfolio, to engage in additional product development, and to invest in other business development opportunities for sustainable long-term growth, including through the combined company’s established collaboration network;

•        the combined company is expected to be in a better position to operate in the current and expected future pharmaceutical landscape, including operating in and responding to the current and expected future regulatory and competitive challenges facing industry participants;

•        the expectation that the transaction will result in meaningful cost synergies across general and administrative expenses, with anticipated run-rate cost synergies of over $2 million by 2021

•        the belief that the complementary cultures of the two companies will allow for, and that the Aytu management team will be able to work together with members of Innovus management to enable, a successful integration of Aytu and Innovus following the consummation of the merger; and

•        the expectation that the complementary nature of the businesses and products of Aytu and Innovus will allow for a successful integration of the two companies, and enhance the combined company’s future opportunity and flexibility in determining whether to elect to engage in a potential separation or other strategic transaction involving one or both of its businesses

Transaction Terms

•        the expectation that the merger will be significantly accretive to the implied values per share of Aytu common stock as well as to Aytu’s estimated EPS going forward.

•        the fact that, because holders of outstanding Aytu common stock as of immediately prior to completion of the merger are expected to hold approximately 81.4% of the outstanding Aytu common stock immediately after completion of the merger, Aytu stockholders will have the opportunity to participate in the future performance of the combined company, including synergies;

•        the fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of Aytu common stock or Innovus common stock during the period prior to the completion of the merger), Aytu has greater certainty as to the number of shares of Aytu common stock to be issued in the merger;

•        the terms and conditions of the merger agreement, including the regulatory and other commitments by both Aytu and Innovus to complete the merger and the absence of a financing condition to Aytu’s obligation to close the merger;

•        the Aytu Board’s belief that, while the consummation of the merger is subject to the satisfaction of various conditions, such conditions are likely to be satisfied, in each case, without a material adverse impact on the respective businesses of Aytu, Innovus or the combined company;

•        the fact that, while Aytu is obligated to use its reasonable best efforts to complete the merger, such efforts standard does not obligate Aytu to take any actions or agree to any terms, conditions or limitations as a condition to, or in connection with, obtaining any regulatory approvals required to complete the merger that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company after giving effect to the merger;

•        there are limited overlaps between the businesses of Innovus and Aytu relative to those that could be present in transactions with certain other industry participants;

•        the ability of the Aytu Board, subject to certain conditions and in certain circumstances the payment of the termination fee, to terminate the merger agreement, as more fully described in the section titled, “The Merger Agreement — Termination of the Merger Agreement” beginning on page 192 of this joint proxy statement/prospectus;

•        the fact that Innovus is required to pay the Innovus termination fee if the merger agreement is terminated under certain circumstances described under “The Merger Agreement — Termination Fees and Expenses” beginning on page 193 of this joint proxy statement/prospectus;

•        the anticipated ability of Aytu to service and pay down the indebtedness incurred in connection with the merger and the Cerecor Transaction;

•        the merger is conditioned upon the approval by the Aytu stockholders of the Equity Issuances, which will be free to approve or reject the stock issuance; and

•        the merger consideration was the result of a series of arm’s length negotiations between the parties

Other Factors

•        the respective businesses, operations, management, financial condition, earnings and prospects of Aytu and Innovus;

•        the results of Aytu’s management’s due diligence investigation of Innovus, including the results of the business, financial, accounting and legal due diligence investigations of Innovus and the reputation, business practices and experience of Innovus and its management;

•        the review by the Aytu Board with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement and the merger; and

•        trends and competitive developments in the biopharmaceutical industry.

The Aytu Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in the order of importance:

•        the expected dilution associated with the Equity Issuances and the assumption of outstanding Innovus equity awards and warrants;

•        the risk that the potential benefits of the merger may not be fully realized, including the possibility that transaction synergies may not be realized to the extent or on the timeline expected, or at all, and that Aytu paid more for Innovus than the value it will derive from the merger;

•        the risk of diverting Aytu management focus and resources from other strategic opportunities and from operational matters, and potential disruption of Aytu management associated with the merger and integrating the companies;

•        the risk that the merger may not be completed despite the parties’ efforts or that completion of the merger may be delayed, even if the requisite approvals are obtained from Aytu stockholders and Innovus stockholders, including the possibility that conditions to the parties’ obligations to complete the merger may not be satisfied, and the potential resulting disruptions to Aytu’s business (and the disruptions of the combined company if the merger is ultimately completed);

•        the risks and costs to Aytu during the pendency of the merger and if the merger is not completed of the merger on Aytu’s businesses (or, following the completion of the merger, on the combined company’s businesses), including uncertainty about the effect of the proposed merger on Aytu’s employees, customers, potential customers, distributors, suppliers and other parties, which may impair Aytu’s ability to attract, retain and motivate key personnel and could cause customers, potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Aytu, and the risk that the trading price of the Aytu common stock could be materially adversely affected if the merger is not completed;

•        the merger is subject to the approval of the Innovus stockholders, which will be free to approve or reject the merger, subject to certain exceptions described in “The Merger Agreement — Termination of the Merger Agreement” beginning on page 192 of this joint proxy statement/prospectus;

•        the risk that the shares of Aytu common stock to be issued in the merger are not approved for listing on Nasdaq, which is a condition to completion of the merger;

•        the potential length of time before the closing conditions can be satisfied, including as a result of the regulatory approval provisions and the fact that the parties may therefore not be able to close the merger for an extended period of time, during which Aytu would be subject to the merger agreement and bound by the various covenants and restrictions set forth therein;

•        the fact that Aytu has incurred and will continue to incur significant costs and expenses in connection with the contemplated transaction, regardless of whether it is completed, and will absorb the costs and expenses of Innovus if the merger is completed;

•        the merger agreement permits Innovus, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Innovus stockholders approve the merger;

•        Innovus’ ability, subject to certain conditions and in certain circumstances the payment of the Innovus termination fee, to terminate the merger agreement, as more fully described in the section titled, “The Merger Agreement — Termination of the Merger Agreement,” beginning on page 192 of this joint proxy statement/prospectus;

•        under certain circumstances under the merger agreement, Aytu may be required to pay the termination fee, which is described in section titled “The Merger Agreement — Termination Fees and Expenses” beginning on page 193 of this joint proxy statement/prospectus;

•        the merger agreement permits the Innovus Board, subject to certain conditions, to make an adverse recommendation change to the Innovus stockholders that they approve the merger agreement if it would be reasonably likely to be inconsistent with the Innovus Board’s fiduciary duties to fail to do so;

•        the fact that Aytu will be subject to certain restrictions on the conduct of its businesses during the period between signing the merger agreement and completion of the merger, which could prevent Aytu from taking certain actions or otherwise pursuing certain business opportunities during the pendency of the merger;

•        Innovus’ ability to specifically enforce all of Aytu’s obligations, in all events, under the merger agreement;

•        the risk that the additional debt incurred in connection with the merger could have a negative impact on combined company’s credit ratings and operational flexibility;

•        the risk of litigation related to the transaction; and

•        various other risks associated with the merger and the businesses of Aytu, Innovus and the combined company described under “Risk Factors,” beginning on page 26 of this joint proxy statement/prospectus

During its consideration of the merger, the Aytu Board was also aware that certain of Innovus’ directors and executive officers may have interests in the merger that are different from or in addition to those of Innovus stockholders generally, as described in the section entitled “Interests of Innovus’ Directors and Executive Officers in the Merger” beginning on page 195 of this joint proxy statement/prospectus.

The Aytu Board determined that, taken as a whole, these potential risks and uncertainties were outweighed by the benefits that the Aytu Board expects to achieve for its stockholders as a result of the merger. The Aytu Board realized that there could be no assurance about future results, including results considered or expected as disclosed in the above reasons. The above discussion of the material factors considered by the Aytu Board in its consideration of the merger and the other transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth some of the principal factors considered by the Aytu Board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger and the other transactions, the Aytu Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Aytu Board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Aytu’s reasons for the merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 95 of this joint proxy statement/prospectus.

The Aytu Board may change its recommendation if it determines in good faith (after consultation with outside legal counsel) that its fiduciary duties would require it to do so in light of facts and circumstances arising after the signing of the merger agreement.

Dissenters’ Rights for Innovus Stockholders

Under Nevada law, Innovus stockholders who do not wish to accept the merger consideration have a statutory right to dissent from the merger and demand payment of the fair value of their shares of Innovus common stock. The fair value of such shares may be more or less than the amount Innovus stockholders will receive pursuant to the merger agreement.

Innovus stockholders electing to exercise dissenters’ rights must comply with the provisions of the Nevada Revised Statutes (“NRS”) sections 92A.300 through 92A.500 in order to perfect their rights (the “Nevada Dissenter’s Rights Statutes”). The following is intended as a brief summary of the material provisions of the procedures contained within the Nevada Dissenter’s Rights Statutes that an Innovus stockholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Nevada Dissenter’s Rights Statutes, the full text of which is set forth in Annex H to this document.

An Innovus stockholder who wishes to assert dissenters’ rights must:

•        before Innovus stockholders vote on the merger agreement, deliver to Innovus written notice of the stockholder’s intent to demand payment for the stockholder’s shares if the merger is completed, and

•        not vote, or permit to be voted, any of such stockholder’s shares in favor of the merger.

IF AN INNOVUS STOCKHOLDER FAILS TO COMPLY WITH THE PROCEDURES SPECIFIED IN THE NEVADA DISSENTER’S RIGHTS STATUTES IN A TIMELY MANNER, HE, SHE OR IT MAY LOSE HIS, HER OR ITS DISSENTERS’ RIGHTS. BECAUSE OF THE COMPLEXITY OF THOSE PROCEDURES, INNOVUS STOCKHOLDERS SHOULD SEEK THE ADVICE OF COUNSEL IF THEY ARE CONSIDERING EXERCISING THEIR DISSENTERS’ RIGHTS.

An Innovus stockholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice to the following address:

Innovus Pharmaceuticals, Inc.

8845 Rehco Road

San Diego, California 92121

ATTN: Randy Berholtz, Executive Vice President, Corporate Development and General Counsel

An Innovus stockholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the stockholder owns. However, if a record stockholder is a nominee for several beneficial stockholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Innovus in writing of the name and address of each person on whose behalf the record stockholder asserts dissenters’ rights. A beneficial stockholder may assert dissenters’ rights directly by submitting to Innovus the record stockholder’s written consent to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights, and by dissenting with respect to all the shares of which such stockholder is the beneficial stockholder or which such stockholder has the power to direct the vote.

Under NRS Section 92A.440(3), Innovus stockholders who fail to comply with the statutory procedures for dissenter’s rights will not be entitled to demand payment or receive the fair value for their shares as provided under Nevada law. Instead, such Innovus stockholders will receive the same consideration as the Innovus stockholders who do not exercise dissenter’s rights. A stockholder who does not, prior to the Innovus stockholder vote on the merger agreement, deliver to Innovus a written notice of the stockholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any stockholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting at the Innovus special meeting.

If the merger is completed, Merger Sub will, within 10 days after the effective date of the merger, deliver a written notice to all Innovus stockholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•        state an address at which Merger Sub will receive payment demands and where and when certificates must be deposited;

•        supply a form for demanding payment;

•        set a date by which Merger Sub must receive the payment demand and by which certificates must be deposited at the address indicated in the dissenters’ notice, which dates will be between 30 and 60 days after the notice is delivered;

•        provide a copy of the dissenters’ rights provisions of NRS sections 92A.300 through 92A.500.

An Innovus stockholder wishing to exercise dissenters’ rights must file the payment demand within the prescribed time period and deliver share certificates as required in the notice. Failure to do so will cause that stockholder to lose his or her dissenters’ rights.

An Innovus stockholder who has complied with the requirements summarized in the previous paragraphs may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Merger Sub by the date set forth in the written notice provided by Merger Sub following consummation of the merger. If the stockholder does not withdraw from the dissent process by the specified date, he or she may not do so thereafter unless Merger Sub consents to such withdrawal in writing.

Within 30 days after receipt of a demand for payment, Merger Sub will pay each dissenter with properly perfected dissenters’ rights Merger Sub’s estimate of the “fair value” of the stockholder’s shares, plus accrued interest from the effective date of the merger. The payment will be accompanied by specified financial information as required by NRS section 92A.460, including a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders equity for that year and the latest available interim financial statements, if any. Such payment and financial information will also be accompanied with a statement as to how fair value was calculated, a statement as to how interest was calculated, and a statement of the dissenters’ right to demand payment of fair value under Nevada law.

With respect to a dissenter who did not beneficially own shares of Innovus prior to the public announcement of the merger, Merger Sub is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands under NRS section 92A.460.

“Fair value” is defined in NRS section 92A.320 as the value of the Innovus shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable, using customary and current valuation concepts and techniques generally employed for similar businesses in the context of a merger, and without discounting for lack of marketability or minority status. The “fair value” may be less than, equal to or greater than the value of the consideration that an Innovus stockholder would be entitled to receive under the merger agreement. The rate of interest will be the rate of interest provided under applicable law.

Within 30 days of Merger Sub’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting stockholder, a dissenter dissatisfied with Merger Sub’s estimate of the fair value of the shares may notify Merger Sub of the dissenter’s own estimate of the fair value and demand payment of that amount. If Merger Sub does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Merger Sub must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value of the shares and accrued interest. If Merger Sub fails to commence an action within 60 days following the receipt of the stockholder’s demand, Merger Sub will pay to the stockholder the amount demanded by the stockholder in such stockholder’s notice containing the stockholder’s estimate of fair value and accrued interest.

In view of the complexity of the Nevada statutes governing dissenters’ rights, Innovus stockholders who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The failure of an Innovus stockholder to comply strictly with the Nevada statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Annex H. You should refer to Annex H for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Annex H.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Innovus common stock for Aytu common stock and rights to additional consideration under the CVR Agreement in the merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Aytu nor Innovus has sought or intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the merger contrary to that discussed below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.

This discussion is limited to U.S. Holders that hold Innovus common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        U.S. Holders whose functional currency is not the U.S. dollar;

•        persons holding Innovus common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        persons for whom Innovus common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•        tax-exempt organizations or governmental organizations;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Innovus common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell Innovus common stock under the constructive sale provisions of the Code;

•        persons who hold or received Innovus common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Innovus common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Innovus common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Innovus common stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Innovus Common Stock

It is a condition to each party’s obligation to consummate the merger that Innovus and Aytu receive an opinion from Potomac Law Group, PLLC, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the representations, assumptions and exclusions in such tax opinion (including the material assumptions and exceptions set forth in the section “Issuance of the CVRs as Additional Merger Consideration”), in the opinion of Potomac Law Group, PLLC, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, provided that this opinion is subject to the specific provisos that (i) all future consideration paid under the terms of the CVR is paid in Aytu voting stock and not in cash or other property, and (ii) the CVRs and the rights created thereunder are not treated by the IRS or otherwise deemed to be additional merger consideration not consisting of Aytu voting stock.

The opinion will be based on certain assumptions and representations from Aytu and Innovus, as well as certain warranties, covenants and undertakings by Aytu, Innovus and Merger Sub (collectively, the “tax opinion representations and assumptions”). If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate, or is violated, the validity of the opinion described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither Aytu nor Innovus intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would differ materially from those described in this proxy statement/prospectus/information statement.

Accordingly, on the basis of the opinion described above, and specifically subject to the provisos that (i) all future consideration paid under the terms of the CVR Agreement is paid in Aytu voting stock and not in cash or other property, and (ii) the CVRs and the rights created thereunder are not treated by the IRS or otherwise deemed to be additional merger consideration not consisting of Aytu voting stock:

•        a U.S. Holder of shares of Innovus common stock generally will not recognize any gain or loss upon the exchange of shares of Innovus common stock for shares of Aytu common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

•        a U.S. Holder of shares of Innovus common stock will have a tax basis in the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of Innovus common stock surrendered in exchange therefor;

•        a U.S. Holder of shares of Innovus common stock will have a holding period for the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of Innovus common stock surrendered in exchange therefor; and

•        if a U.S. Holder of shares of Innovus common stock acquired different blocks of shares of Innovus common stock at different times or at different prices, the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Innovus common stock, and the basis and holding period of such shares of Aytu common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Innovus common stock exchanged for such shares of Aytu common stock.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Aytu common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Aytu common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Innovus common stock surrendered which is allocable to the fractional share of Aytu common stock deemed received. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Innovus common stock exceeds one year at the Effective Time.

Issuance of the CVRs as Additional Merger Consideration

The foregoing discussion assumes that the issuance of the CVRs will not be treated as additional non-voting stock merger consideration sufficient to cause the merger to fail the “control” requirement, which, in this case, requires that at least 80 percent of the Innovus common stock be acquired in the merger in exchange for shares of Aytu voting stock. Under the terms of the CVR Agreement, holders of Innovus common stock will be entitled to receive additional consideration from Aytu in the event that the historic business of Innovus being acquired by Aytu meets certain performance benchmarks over the ensuing five years. This additional consideration may consist, at the sole election of Aytu, of either voting stock of Aytu or cash of an equivalent value. The CVRs are non-transferable by the receiving Innovus shareholders, subject to customary non-commercial exceptions.

Although under the 80-percent rule cited above, receipt of up to 20 percent of the merger consideration in a form other than Aytu common stock would not cause the merger to fail the control test and be treated as a fully taxable transaction, the terms of the CVR Agreement and the rights of the parties thereunder, create the possibility that the additional merger consideration payable thereunder may cause the merger to fail to qualify as a tax-free “reorganization” under Section 368(a) of the Code.

The extent of this risk to the Innovus shareholders is difficult to quantify. Although the exact amounts of stock and cash payable are subject to fluctuation, the consideration potentially payable to Innovus shareholders over the ensuing five years is approximately equal to twice the value of the Aytu voting stock to be delivered at the Closing. A significant issue is therefore presented as to (i) whether on its face the merger meets the 80-percent control requirement at the outset, specifically with regard to the specification that control be required in exchange for shares of voting stock, and (ii) whether, if the merger initially qualifies as a reorganization under Section 368(a) of the Code, that result may be changed by subsequent payments of cash to the Innovus shareholders under the terms of the CVR Agreement.

As to (i) (i.e. the “control in exchange for voting stock” requirement), the law is not entirely clear where, as here, control is being acquired in exchange for the requisite parent voting stock but additional consideration may be delivered, either in the form of additional voting stock or cash, dependent upon future events. In 1984, the IRS published a revenue procedure containing guidelines upon which it intended to rely in determining whether to issue rulings in this area, but that revenue procedure was declared obsolete in 1985, when the IRS declared that it would no longer issue rulings in this area as a general policy. It is clear under the relevant case law that the use of contingent voting stock consideration in a tax-free reorganization is permitted under some circumstances. It is also clear that it is not necessary that 80 percent of the target stock be acquired specifically in exchange for qualifying voting stock and that it is acceptable for say all of the outstanding stock of the target to be acquired in exchange for consideration consisting of 80 percent qualifying stock and 20 percent other consideration (including cash).

Given that (1) there is no certainty that any additional consideration will in fact be delivered under the CVR Agreement; (2) such additional consideration if delivered may be delivered in the form of additional voting shares of Aytu, (3) the CVR is not a marketable instrument; and (4) aside from the CVR, no other consideration is being delivered at the Effective Time beyond shares of Aytu’s common stock and cash in respect of fractional shares, the Merger should be deemed to satisfy the control in exchange for voting stock test at the outset and qualify as a tax-free reorganization under Section 368(a) of the Code, at least if no subsequent payments of cash are made under the CVR Agreement in amounts that would constitute 20 percent or more of the total consideration delivered to the Innovus shareholders in exchange for their Innovus common shares.

With regard to (ii) (i.e., the subsequent cash payment issue), the future receipt of cash payments by Innovus shareholders under the CVR Agreement, may cause the Merger to fail the 80 percent “control in exchange for voting stock” test from an ex-post perspective. In such event, notwithstanding any uncertainty at the outset as to the treatment of the CVR Agreement, it is highly likely that that the IRS will take the view that the Merger failed the “control in exchange for voting stock” test at the outset and should be treated as a taxable transaction both in the taxable year in which it occurred and for all relevant future taxable years.

Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Innovus common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Innovus common stock surrendered in the merger in an amount equal to the difference between the fair market value, at the time of the merger, of the Aytu common stock received in the merger (including any cash received in lieu of a fractional share) as well as any Aytu common stock or cash subsequently received under the CVR Agreement and such U.S. Holder’s tax basis in the Innovus common stock surrendered in the merger.

Gain or loss must be calculated separately for each block of Innovus common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Innovus common stock exceeds one year at the effective time of the merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates, and, more specifically, a maximum U.S. federal income tax rate of 20% applies to the long-term capital gains of individuals. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Aytu common stock received in the merger would be equal to the fair market value thereof as of the effective time of the merger, and such U.S. Holder’s holding period in such shares would begin on the day following the merger.

U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their shares of Innovus capital stock, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. Innovus stockholders should consult their own tax advisors with respect to the applicability of this additional 3.8% tax on any payments received by such stockholder.

If the merger were to be treated as a taxable transaction as a result of one or more cash payments made to Innovus shareholders under the CVR Agreement in subsequent years, the IRS can be expected to assert the resulting tax, interest and possible penalties, against those Innovus shareholders who did not report the merger transaction as a taxable transaction on their income tax return for the year in which the merger occurred. Such additional tax, interest and penalties would apply with respect to all relevant open years, even if the year of the merger were to be a closed year.

U.S. Holders should consult their tax advisors regarding their decision whether or not to report the merger as a tax-free “reorganization” or as a taxable transaction.

Treatment of Innovus Stockholders Who Exercise Statutory Dissenter’s Rights

The discussion above does not apply to Innovus stockholders who properly perfect statutory dissenters’ rights under Nevada law with respect to such stockholder’s shares of Innovus capital stock.

Generally, a U.S. holder who perfects dissenter’s rights and receives cash in exchange for such stockholder’s capital stock will recognize capital gain or loss measured by the difference between the amount of cash received and the stockholder’s adjusted tax basis in those shares. Such gain or loss will be long-term capital gain or loss provided the U.S. holder’s holding period for the capital stock for which statutory dissenter’s rights have been exercised exceeds one year at the time of payment. In addition to the income tax generally applicable to capital gains income, such gain may also be subject to an additional 3.8% Medicare tax described above. The deductibility of capital losses is subject to limitations under the Code. The amount of gain or loss must be determined separately for each block of Innovus capital stock (i.e., shares acquired at the same cost in a single transaction) for which statutory dissenter’s rights have been exercised.

Information Reporting and Backup Withholding

If the merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury Regulations require certain U.S. Holders who are “significant holders” of Innovus common stock (generally, a U.S. Holder that owns at least 1% of the outstanding Innovus common stock or has a basis in Innovus non-stock securities of at least $1,000,000 immediately before the merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the merger occurs setting forth certain information with respect to the transaction. U.S. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement. In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Aytu common stock in the merger. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•        the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•        the holder furnishes an incorrect taxpayer identification number;

•        the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•        the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption

Accounting Treatment

The merger will be accounted for as an acquisition of a business pursuant to Accounting Standards Codification Topic 805 — Business Combinations. Aytu will record assets acquired and liabilities assumed from Innovus primarily at their respective fair values at the date of completion of the merger. Any excess of the purchase price (as described under Note 5. Estimate of consideration expected to be transferred in the Innovus merger and preliminary purchase price allocation under “Certain Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 85 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill. As of the filing of this S-4, such valuations of the assets acquired and liabilities assumed from Innovus has not yet bet commenced, as it is pending the closing of this proposed merger transaction.

The financial condition and results of operations of Aytu after completion of the merger will reflect Innovus’ balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of Innovus. The earnings of Aytu following completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Aytu determines that tangible or intangible assets (including goodwill) are impaired, Aytu will record an impairment charge at that time.

Listing of Aytu Common Stock; Delisting and Deregistration of Shares of Innovus Common Stock

The merger agreement obligates Aytu to use its reasonable best efforts to cause the Aytu common stock to be issued in the merger to be listed on Nasdaq, subject to official notice of issuance, prior to the completion of the merger. Approval for listing on Nasdaq of the Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Innovus and Aytu to complete the merger as described under “The Merger Agreement — Conditions to Closing the Merger” beginning on page 182 of this joint proxy statement/prospectus. If the merger is completed, shares of Innovus common stock will no longer be listed on the OTC and will be deregistered under the Exchange Act, and Innovus will no longer be required to file periodic reports with the SEC.

Litigation Relating to the Merger

As of January 15, 2020, no complaints had been filed by purported Innovus stockholders challenging the merger, and no complaints had been filed by purported Aytu stockholders challenging the merger. However, as further described under “Legal Proceedings” beginning on page 108 of this joint proxy statement/ prospectus, Aytu is subject to certain litigation related to the Cerecor transaction.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger and the other transactions described in this joint proxy statement/prospectus (including the Equity Issuances).

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Innovus, Aytu or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by Innovus, Aytu and Merger Sub only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by Innovus, Aytu and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by confidential disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Innovus’ or Aytu’s public disclosures. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Innovus and Aytu or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub with and into Innovus, with Innovus surviving the merger as a wholly-owned subsidiary of Aytu.

From and after the effective time of the merger, the certificate of incorporation and the by-laws of Merger Sub in effect immediately prior to the completion of the merger will be the certificate of incorporation and by-laws, respectively, of Innovus, as the surviving corporation in the merger, in each case, until amended in accordance with applicable law and such certificate of incorporation and by-laws, as applicable. From and after the effective time of the merger, the directors of Merger Sub and the officers of Innovus immediately prior to the completion of the merger will be the directors and officers, respectively, of Innovus, as the surviving corporation in the merger, in each case, until their successors are duly elected or appointed and qualified in accordance with the surviving corporation’s certificate of incorporation, by-laws and applicable law.

Closing and Effectiveness of the Merger

Unless otherwise mutually agreed to by Innovus and Aytu, the closing of the merger will take place at 8:00 a.m., Mountain Time, as soon as practicable following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions by the party or parties entitled to the benefit thereof at the time of the closing of the merger) described under “The Merger Agreement — Conditions to Closing the Merger” beginning on page 182 of this joint proxy statement/prospectus. At the closing of the merger, the parties will file a certificate of merger with the Secretary of State of the States of Delaware and Nevada in accordance with the relevant provisions of the DGCL and NRS. The merger will be effective at such time that the certificate of merger is filed with the Secretary of State of the States of Delaware and Nevada or at such later time as Innovus and Aytu agree and is specified in the certificate of merger, which time is referred to in this joint proxy statement/prospectus as the effective time of the merger. At the effective time of the merger, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Innovus and Merger Sub shall vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, and duties of each of Innovus and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the surviving corporation.

Assuming timely satisfaction of the necessary closing conditions, the completion of the merger is expected to occur on or before March 31, 2020. However, as the merger is subject to the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Innovus and Aytu could result in the merger being consummated at a later time or not at all. If the merger is not completed on or before the end date of May 15, 2020, unless such end date is extended by mutual written agreement, either Innovus or Aytu may terminate the merger agreement. The right to terminate the merger agreement after the end date (as may be extended) will not be available to Innovus or Aytu, as applicable, if that party is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured. See “The Merger Agreement — Conditions to Closing the Merger” and “The Merger Agreement — Termination of the Merger Agreement” beginning on pages 182 and 192, respectively, of this joint proxy statement/prospectus.

Merger Consideration

At the effective time, each holder’s shares of Innovus common stock issued and outstanding immediately prior to the completion of the merger, other than excluded stock and dissenting stock, will be converted into the right to receive (1) their proportionate share of Aytu common stock to be issued at closing having an aggregate value of up to $8 million (subject to certain deductions) and based on an Aytu share price of $1.69 per share, (2) cash in lieu of fractional shares of Aytu common stock and (3) one CVR, in exchange for each share of Innovus common stock that they own immediately prior to the completion of the merger.

The total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement. Under this formula, taking into account the amount of additional debt incurred by Innovus since the date of signing and the impact of certain other components that are currently calculable, we do not expect the total number of shares of Aytu common stock to be issued to exceed approximately 3.9 million. The below chart sets forth the components of this calculation:

Starting Consideration Value	$8,000,000
Deduction for Promissory Note owed by Innovus to Aytu	$1,350,000
Deduction for value of payouts to holders of Innovus warrants with cash-out rights (including those who elect to take Series H shares) to the extent such value is greater than $1,300,000	Not currently calculable but not expected to surpass the $1.3 mm threshold
Deduction for increases to long-term liabilities between June 30, 2019 and closing	Not currently calculable, but no material increases as at January 15, 2020
Deduction for reductions in net working capital between June 30, 2019 and closing	Not currently calculable, but no material reduction as at January 15, 2020
Ending Consideration Value (to the extent currently calculable)	$6,650,000
Expected Maximum Number of shares to be issued (Ending Consideration Value divided by $1.69)	3,934,911

The actual number of shares to be issued could be further decreased if Innovus takes on additional debt, incurs other long-term liabilities or suffers working capital decreases as compared to its June 30, 2019 balance. Because each Innovus stockholder will receive its proportionate share of the Aytu common stock to be delivered at closing, the number of shares of Aytu common stock to be issued to any particular Innovus stockholder will be determined at the time of completion of the merger based on the number of shares of Innovus common stock outstanding at such time. As a result, the number of shares of Aytu common stock to be issued to a particular Innovus stockholder will be reduced as a result of any new issuances by Innovus of common stock or securities convertible into common stock prior to the closing of the Merger.

Aytu and Innovus stockholders should also be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the Merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of the CVRs, the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and certain employee stock awards currently held by Innovus executives and new awards to be issued after closing of the Merger to Innovus executives who remain with the combined company. In addition, shares of Aytu common stock may be issued from time to time following the effective time of the merger to holders of Innovus warrants on the terms set forth in such warrants.

No Fractional Shares

Innovus stockholders will not receive any fractional shares of Aytu common stock. Each Innovus stockholder that otherwise would have been entitled to receive a fraction of a share of Aytu common stock (after aggregating all shares represented by the certificates surrendered or uncertificated shares delivered by such holder) will receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Aytu common stock on Nasdaq on the last complete trading day prior to the date of the effective time.

Shares Subject to Properly Exercised Dissenter’s Rights

The shares of Innovus common stock held by Innovus common stockholders who do not vote for adoption of the merger agreement and who otherwise properly exercise and perfect dissenter’s rights for their shares in accordance with the Nevada Dissenter’s Rights Statutes of the NRS will not be converted into the right to receive the merger consideration to which they would otherwise be entitled pursuant to the merger agreement, but will instead be cancelled and converted into the right to receive judicially determined “fair value” of such shares at the effective time. If any Innovus stockholder fails to effectively exercise his, her or its dissenter’s rights or otherwise waives, withdraws or loses his, her or its dissenter’s rights, such stockholder’s shares of Innovus common stock will be deemed to have been converted as of the effective time into the right to receive the merger consideration. See “Innovus Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Dissenters’ Rights for Innovus Stockholders” beginning on page 170 of this joint proxy statement/prospectus for additional information.

Procedures for Surrendering Innovus Stock Certificates

The conversion of Innovus common stock, other than excluded stock and dissenting stock, into the right to receive the merger consideration will occur automatically at the effective time. Prior to the effective time, Aytu will appoint an exchange agent reasonably acceptable to Innovus and enter into an exchange agent agreement with such exchange agent that is reasonably acceptable to Innovus that provides for the exchange agent to handle the exchange of certificates or book-entry shares representing shares of Innovus common stock for the merger consideration. As of the effective time, Aytu will deposit or make available to the exchange agent the Aytu common stock (in certificated or book-entry form), sufficient cash to make payments in lieu of fractional shares of Aytu common stock, and CVRs comprising the merger consideration in respect of such Innovus common stock. Promptly after the effective time, Aytu will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of Innovus common stock, other than excluded stock and dissenting stock, at the completion of the merger for use in the exchange and instructions explaining how to surrender Innovus stock certificates or transfer uncertificated shares of Innovus common stock to the exchange agent in exchange for the merger consideration.

Innovus stockholders who submit (i) a properly completed letter of transmittal, together with their stock certificates (in the case of certificated shares) or (ii) other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the shares of Innovus common stock were converted in the merger. The Aytu common stock constituting part of such merger consideration will be delivered to Innovus stockholders in book-entry form unless a physical certificate is requested by an Innovus stockholder or otherwise required under applicable law, and the CVRs constituting part of the merger consideration will be delivered to the Innovus stockholders in book-entry form, with records maintained by a rights agent designated and agreed-to by both Aytu and Innovus (currently anticipated to be Direct Transfer LLC). After completion of the merger, each certificate that previously represented shares of Innovus common stock and each uncertificated share of Innovus common stock that previously was registered to a holder on Innovus’ stock transfer books, except for excluded stock and dissenting stock, will only represent the right to receive the merger consideration into which those shares of Innovus common stock have been converted (and any dividends on the Aytu common stock into which such shares of Innovus common stock have been converted).

Neither Innovus, Aytu nor the exchange agent will be responsible for transfer or other similar taxes and fees incurred by holders of Innovus common stock in connection with the merger. Those taxes and fees, if any, will be the sole responsibility of such holders. In addition, if there is a transfer of ownership of Innovus common stock that is not registered in the records of Innovus’ transfer agent, payment of the merger consideration as described above (and any dividends on the Aytu common stock into which such Innovus stock have been converted) will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment pays to the exchange agent any transfer or other similar taxes required as a result of such payment or establishes to the satisfaction of the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the merger, Aytu will not pay dividends with a record date on or after the effective time or any cash in lieu of fractional shares to any holder of any Innovus stock certificates or uncertificated shares of Innovus common stock on the Aytu common shares into which such Innovus shares have been converted until the holder surrenders the Innovus stock certificates or transfers the uncertificated shares of Innovus common stock as described above. However, once those certificates or uncertificated shares of Innovus common stock are surrendered or transferred, as applicable, Aytu will pay to the holder, without interest, any dividends on the Aytu common shares into which such shares of Innovus common stock have been converted with a record date on or after completion of the merger that have been paid prior to such surrender or transfer, as applicable, and any cash in lieu of fractional shares that such holder is entitled to receive.

Treatment of Innovus Warrants

All warrants and other securities of Innovus convertible into or exercisable for Innovus common stock will be treated in the merger in accordance with their terms and provisions. In addition, prior to the effective time of the merger, Aytu intends to make an offer to holders of certain Innovus warrants, including those that contain a right to receive a cash payment in connection with the merger to exchange such warrants for shares of Series H Preferred Stock of Aytu. The shares of Aytu Series H Preferred Stock to be issued to such warrant holders will be valued at the last reported sale price of Aytu common stock on the Nasdaq Capital Market on the last complete trading day prior to the date of the effective time of the merger. The warrants of those holders who accept Aytu’s exchange offer will be terminated at the effective time of the merger.

Treatment of Innovus Equity Awards

Innovus Stock Options

As of the Effective Time, each unvested option to acquire shares of Innovus common stock that is outstanding as of immediately prior to the effective time shall be terminated as of the effective time. Each vested and unexercised option to acquire shares of Innovus common stock that is outstanding as of immediately prior to the effective time must be exercised as of the effective time. Any vested stock options to acquire shares of Innovus common stock that are not exercised as of the effective time shall be cancelled as of the effective time.

Innovus Restricted Stock Units

Innovus shall take all requisite action so that, at the effective time, each share of Innovus common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding under any equity incentive plan of Innovus as of immediately prior to the effective time shall, by virtue of the merger and without any action on the part of the holder thereof, be vested and settled by Innovus in accordance with the terms of the related equity incentive plan.

Listing of Aytu Common Stock

The merger agreement obligates Aytu to use its reasonable best efforts to cause the shares of Aytu common stock to be issued in the merger as part of the merger consideration to be listed on Nasdaq, subject to official notice of issuance, prior to the effective time. Approval for listing on Nasdaq of the shares of Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Innovus and Aytu to complete the merger as described under “The Merger Agreement — Conditions to Closing the Merger” beginning on page 182 of this joint proxy statement/prospectus.

Conditions to Closing of the Merger

Mutual Conditions to Closing.    The obligation of each of Innovus, Aytu and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•        adoption of the merger agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Innovus common stock;

•        approval of the merger consideration by a majority of the votes cast by holders of outstanding shares of Aytu stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present;

•        approval for listing on Nasdaq of the Aytu common stock to be issued in the merger, subject to official notice of issuance;

•        effectiveness of the registration statement for the Aytu common stock to be issued in the merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

•        Innovus, Aytu and Ms. Vivian Liu, as representative of the Innovus stockholders, shall have entered into the Contingent Value Rights Agreement included as Annex B to this joint proxy statement/prospectus;

•        if a filing is required, the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated and all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable antitrust laws;

•        the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger;

•        all required consents, approvals and other authorizations of any governmental entity, as described in the merger agreement, shall have been obtained;

•        Aytu and each of Bassam Damaj and Ryan Selhorn shall have entered into an employment agreement; and

•        Aytu and Randy Berholtz shall have entered into a separation agreement and a consulting agreement.

Additional Conditions to Closing for the Benefit of Aytu and Merger Sub.    In addition, the obligation of Aytu and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Aytu’s waiver) of the following conditions:

•        the accuracy in all respects of all other representations and warranties made by Innovus in the merger agreement (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the effective time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•        the accuracy as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Innovus in the merger agreement regarding, among other matters, its capitalization, stock awards, debt and subsidiary securities;

•        the accuracy in all respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Innovus in the merger agreement regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the merger, the merger agreement not violating its organizational documents or any contract, the inapplicability of certain antitakeover laws, the absence of any material adverse effect since December 31, 2018, its brokers in connection with the merger and the opinion of its financial advisors;

•        performance in all material respects by Innovus of the covenants and agreements required to be performed by it at or prior to the effective time;

•        that no material adverse effect has occurred with respect to Innovus since the date of the merger agreement;

•        receipt of a certificate from an executive officer of Innovus confirming the satisfaction of the conditions described in the preceding five bullets.

Additional Conditions to Completion for the Benefit of Innovus.    In addition, the obligation of Innovus to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Innovus’ waiver) of the following conditions:

•        the accuracy in all respects of all other representations and warranties made by Aytu in the merger agreement (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the effective time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•        the accuracy as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Aytu in the merger agreement regarding, among other matters, its capitalization, stock awards, debt and subsidiary securities;

•        the accuracy in all respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Innovus in the merger agreement regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the merger, the merger agreement not violating its organizational documents or any contract, the inapplicability of certain antitakeover laws, the absence of any material adverse effect since June 30, 2018, its brokers in connection with the merger and that Aytu does not currently own any shares of Innovus common stock;

•        performance in all material respects by Aytu of the covenants and agreements required to be performed by it at or prior to the effective time;

•        that no material adverse effect has occurred with respect to Aytu since the date of the merger agreement;

•        receipt of a certificate from an executive officer of Aytu confirming the satisfaction of the conditions described in the preceding five bullets.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Innovus, Aytu and Merger Sub that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “The Merger Agreement — Definition of ‘Material Adverse Effect” beginning on page 185 of this joint proxy statement/prospectus for the definition of material adverse effect for each of Innovus and Aytu. The representations and warranties in the merger agreement relate to, among other things:

•        corporate existence, good standing and qualification to conduct business;

•        due authorization, execution and validity of the merger agreement;

•        governmental approvals necessary to complete the merger;

•        absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the merger;

•        capitalization;

•        subsidiaries;

•        SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•        financial statements;

•        information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the merger;

•        conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party, in each case since June 30, 2018, with respect to Aytu, and December 31, 2018, with respect to Innovus;

•        the absence of any actions since June 30, 2018, with respect to Aytu, and December 31, 2018, with respect to Innovus, through the date of the merger agreement that would constitute a breach of certain interim operating covenants of the applicable party if such action was taken between the date of the merger agreement and the closing date of the merger;

•        absence of undisclosed material liabilities;

•        compliance with laws;

•        permits and court orders;

•        litigation;

•        certain regulatory matters relating to, among other relevant authorities, the United States Food, Drug, and Cosmetic Act of 1938, as amended, the Public Health Service Act, and the FDA;

•        tax matters;

•        employees, employee benefit plans and labor matters;

•        intellectual property matters;

•        environmental matters;

•        compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;

•        inapplicability of antitakeover statutes;

•        receipt of fairness opinions from such party’s financial advisors;

•        fees payable to financial advisors in connection with the merger;

•        transactions with affiliates;

•        no ownership of the other party’s common stock; and

•        in the case of Innovus, material contracts, properties and insurance matters.

The representations and warranties in the merger agreement do not survive completion of the merger.

See “The Merger Agreement — Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” on page 178 of this joint proxy statement/prospectus.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by a “material adverse effect” on the party or parties making such representation or warranty. For purposes of the merger agreement, “material adverse effect” means, with respect to Innovus or Aytu, as the case may be, any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of Aytu or Innovus and their respective subsidiaries, taken as a whole; or (b) the ability of the party to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a material adverse effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement of the transactions contemplated by the merger agreement; (iii) any outbreak or escalation of war or any act of terrorism; or (iv) general conditions in the industry in which the parties or their subsidiaries operate; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the parties or their subsidiaries, taken as a whole, compared to other participants in the industries in which the parties and their subsidiaries conduct their businesses.

Conduct of Business Pending the Merger

In general, except as expressly contemplated by the merger agreement, Innovus and its subsidiaries are required to use reasonable best efforts to (A) conduct their business in the ordinary course of business consistent with past practice and (B) to preserve substantially intact their business organization, to keep available the services of their current officers and employees, and to preserve their present relationships with customers, suppliers, distributors, licensors, licensees, and other persons having business relationships with them.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by the merger agreement, (ii) as required by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Innovus to Aytu concurrently with execution of the merger agreement, unless Aytu otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), each of Innovus and its subsidiaries are not permitted to:

•        amend or propose to amend their certificate of incorporation, by-laws or other organizational documents;

•        (i) split, combine, or reclassify any of their securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any of such securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned subsidiaries);

•        issue, sell, pledge, dispose of, or encumber any of their securities, other than the issuance of shares of Innovus common stock upon the exercise of any equity award outstanding as of the date of the merger agreement in accordance with its terms;

•        except as required by applicable law or by any plan or contract in effect as of the date of the merger agreement (i) increase the compensation payable or that could become payable by Innovus or any of its subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with Innovus’ annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any plan, agreement, program, policy, trust, fund, or other arrangement or make any contribution to any plan, other than contributions required by law, the terms of such plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

•        acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person;

•        (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any lien (other than a permitted lien), any assets, including the capital stock or other equity interests in any subsidiary of Innovus; provided, that the foregoing shall not prohibit Innovus and its subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting of non-exclusive licenses under Innovus’ intellectual property, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•        repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Innovus or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

•        enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material contract or any lease with respect to material leased real estate or any other contract or lease that, if in effect as of the date hereof would constitute a material contract or lease with respect to material leased real estate hereunder;

•        institute, settle, or compromise any legal action involving the payment of monetary damages by Innovus or any of its subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any legal action brought against Aytu or Merger Sub arising out of a breach or alleged breach of the merger agreement by Aytu or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Innovus’ audited balance sheet as of December 31, 2018; provided, that neither Innovus nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Innovus’ business;

•        make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in United States generally accepted accounting principles or applicable law;

•        (i) settle or compromise any material tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Innovus’ audited balance sheet as of December 31, 2018 (or most recent consolidated balance sheet included in Innovus’ filings with the SEC), (ii) make or change any material tax election, change any annual tax accounting period, or adopt or change any method of tax accounting, (iii) amend any material tax returns or file claims for material tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to Innovus or its subsidiaries;

•        enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar contract with respect to any joint venture, strategic partnership, or alliance;

•        except in connection with actions permitted by the merger agreement, take any action to exempt any person from, or make any acquisition of securities of Innovus by any person not subject to, any state takeover statute or similar statute or regulation that applies to Innovus with respect to a transaction in which (i) Innovus issues securities representing 40% or more of its total fully diluted voting power post-transaction by way of merger or other business combination with Innovus or any of its subsidiaries or (ii) Innovus engages in a merger or other business combination such that the holders of voting securities of Innovus immediately after the transaction do not own more than 60% of the voting power of securities of the resulting entity on a fully diluted basis, or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Aytu, Merger Sub, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

•        abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any intellectual property, or grant any right or license to any intellectual other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•        terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•        except to the extent expressly permitted by the merger agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the merger, or the other transactions contemplated by the merger agreement;

•        agree or commit to do any of the foregoing.

In general, except as expressly contemplated by the merger agreement, unless Innovus otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Aytu and its subsidiaries are required to use reasonable best efforts to conduct their business in the ordinary course of business consistent with past practice.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by the merger agreement, (ii) as required by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Aytu to Innovus concurrently with the execution of the merger agreement, unless Innovus otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) each of Aytu and its subsidiaries are not permitted to:

•        amend or propose to amend their certificate of incorporation, by-laws or other organizational documents;

•        (i) split, combine, or reclassify any securities of Aytu or any of its subsidiaries in a manner that would adversely affect Innovus or the holders of Innovus common stock relative to the other holders of Aytu common stock, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities of Aytu or any of its subsidiaries, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

•        acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the merger or other transactions contemplated by the merger agreement;

•        adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•        except to the extent expressly permitted by the merger agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, impede, or materially delay the consummation of the merger, or the other transactions contemplated by the merger agreement;

•        Agree or commit to do any of the foregoing.

No Solicitation

Except as described below and in the merger agreement, Innovus has agreed, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement in accordance with its terms, that it will not, and will cause its subsidiaries not to, and Innovus shall not authorize or permit its representatives and its subsidiaries’ representatives not to, directly or indirectly:

•        solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any proposal for an alternative transaction or the making of any proposal that could reasonably be expected to lead to any alternative transaction;

•        conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Innovus or any of its subsidiaries to, afford access to the business, properties, assets, books, or records of Innovus or any of its subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party that is seeking to make, or has made, any proposal for an alternative transaction;

•        except where the Innovus Board makes a good faith determination, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Target or any of its respective Subsidiaries, or approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL or Section 78 of the NRS; or

•        enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any alternative transaction.

In the merger agreement Innovus agreed that it will, and will cause its subsidiaries and its and its subsidiaries’ representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any alternative transaction and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Innovus and any of its subsidiaries that was furnished by or on behalf of Innovus or its subsidiaries to return or destroy (and confirm destruction of) all such information.

Notwithstanding anything to the contrary in the merger agreement, prior to the time that the required stockholder approval is obtained, the Innovus Board, directly or indirectly through any representative, may: (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited proposal for an alternative transaction in writing that the Innovus Board believes in good faith, after consultation with outside legal counsel and the Innovus’ financial advisors, constitutes a superior proposal; (ii) thereafter furnish to such third party non-public information relating to Innovus or any of its subsidiaries pursuant to an acceptable confidentiality agreement; (iii) change its recommendation to Innovus’ stockholders with respect to the merger; and/or (iv) take any action that any court of competent jurisdiction orders Innovus to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Innovus Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would cause it to be in breach of its fiduciary duties under applicable law. The Innovus Board may disclose to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an alternative transaction, if the Innovus Board determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law. Innovus has agreed that the Innovus Board will not take any of the foregoing actions unless Innovus has delivered to Aytu prior written notice advising Aytu that it intends to take such action.

The Innovus Board shall also notify Aytu within 24 hours of obtaining knowledge of the receipt by Innovus or any of its representative of any proposal for an alternative transaction, any inquiry that reasonably be expected to lead to an alternative transaction, any request for non-public information relating to Innovus or any of its subsidiaries or for access to the business, properties, assets, books, or records of Innovus or any of its subsidiaries by any third party, which notice shall include the identity of the other party and details of the material terms of such proposal, indication or request. Innovus shall also provide Aytu with at least 48 hours prior notice of any meeting of the Innovus Board, or any committee thereof (or such lesser notice as is provided to the members of the Innovus Board or committee thereof) at which the Innovus Board, or any committee thereof, is reasonably expected to consider any proposal for an alternative transaction. Innovus shall promptly provide Aytu with a list of any non-public information concerning Innovus’ or any of its subsidiaries’ business, present or future performance, financial condition, or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Aytu, copies of such information.

Innovus has agreed that, subject to the foregoing, the Innovus Board will not, following receipt of the required stockholder vote, fail to make, withdraw, amend, modify, or materially qualify, in a manner adverse to Aytu, its recommendation in favor of the merger or recommend, fail to recommend against, an alternative transaction, or enter into (or permit any of its subsidiaries to enter into) an agreement with respect to an alternative transaction. Prior to receipt of the required shareholder vote, the Innovus Board may change its recommendation with respect to the merger, provided that (i) the Innovus Board has determined in good faith that the proposal giving rise to such change continues to constitute a superior proposal after taking into account any adjustments made by Aytu in the terms and conditions of the merger agreement and (ii) Innovus has provided prior notice of such change at least five business days in advance, with the most current version of the proposed agreement and identity of the other party. Innovus has also agreed to negotiate with Aytu in good faith to make such adjustments in the terms and conditions of the merger agreement so that such proposal for an alternative transaction ceases to constitute a superior proposal, if Aytu, in its discretion, proposes to make such adjustments.

For purposes of the merger agreement:

•        “alternative transaction” means a transaction in which (i) Innovus issues securities representing 40% or more of its total fully diluted voting power post-transaction by way of merger or other business combination with Innovus or any of its subsidiaries or (ii) Innovus engages in a merger or other business combination such that the holders of voting securities of Innovus immediately after the transaction do not own more than 60% of the voting power of securities of the resulting entity on a fully diluted basis; and

•        “superior proposal” means a bona fide written proposal for an alternative transaction with respect to Innovus or its subsidiaries that the Innovus Board determines in good faith (after consultation with outside legal counsel and Innovus’ financial advisor) is more favorable from a financial point of view to the holders of Innovus’ common stock than the transactions contemplated by the merger agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such alternative transaction; (d) the other terms and conditions of such proposal and the implications thereof on Innovus, including relevant legal, regulatory, and other aspects of such proposal deemed relevant by Innovus; and (e) any revisions to the terms of the merger agreement and the merger proposed by Aytu after receiving notice of such superior proposal.

Reasonable Best Efforts Covenant

Innovus and Aytu have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger as promptly as practicable, including (i) obtaining all necessary permits, waivers, and actions or nonactions from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities; (ii) the obtaining of all necessary consents or waivers from third parties; (iii) the execution and delivery of the CVR agreement and any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement; and (iv) cooperating, including by making changes to the form of CVR agreement, as necessary to ensure that such agreement is in a form reasonably acceptable to the CVR rights agent and that the CVRs will be issued and, if required, registered in a manner compliant with all applicable securities laws.

Innovus’ and Aytu’s obligation to use their reasonable best efforts also includes (i) contesting (which includes contesting by litigation) any action or proceeding brought by any governmental authority challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated hereby and (ii) using their reasonable best efforts to have vacated, lifted, reversed or overturned any order that is in effect and that prohibits, prevents, or restricts consummation of the transaction contemplated by the merger agreement.

Obligations to Call Stockholders’ Meetings

As soon as reasonably practicable after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Innovus and Aytu has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders, at which Innovus will seek the vote of its stockholders required to adopt the merger agreement, and Aytu will seek the vote of its stockholders required to approve the merger consideration. The record date for the meeting of Innovus stockholders and for the meeting of Aytu stockholders must be the same.

In addition, promptly after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Innovus and Aytu is required to cause this joint proxy statement/prospective to be mailed to its stockholders and duly convene and hold the meeting of its stockholders. Subject to the rights of the Innovus Board and the Aytu Board, as applicable, to make an adverse recommendation change, each of Innovus and Aytu has agreed to use its reasonable best efforts to cause the applicable approvals of its stockholders in connection with the merger to be obtained at the meeting of its stockholders and will comply with all legal requirements applicable to such meeting.

Neither Innovus nor Aytu may adjourn, postpone or otherwise delay the meeting of its stockholders without the prior written consent of the other party, other than (i) in order to obtain a quorum of its stockholders or (ii) as reasonably determined by Innovus or Aytu to comply with applicable law.

Proxy Statement and Registration Statement Covenant

As promptly as practicable following the date of the merger agreement, (i) Innovus and Aytu have agreed to jointly prepare and file with the SEC this joint proxy statement/prospectus, and (ii) Aytu has agreed to prepare and file with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Each of Innovus and Aytu has agreed to use its reasonable best efforts to (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the merger.

Each of Innovus and Aytu will, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to this joint proxy statement/prospectus or the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, received by such party from the SEC, and provide the other with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to filing the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, mailing this joint proxy statement/prospectus or responding to any comments of the SEC with respect thereto, each of Innovus and Aytu will provide the other party and its counsel a reasonable opportunity to review such document or response and consider in good faith the comments of the other party in connection with any such document or response.

Each of Innovus and Aytu has agreed to furnish to the other party all information concerning itself, its subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Innovus, Aytu or any of their respective subsidiaries, to the SEC or Nasdaq in connection with the merger and the other transactions contemplated by the merger agreement, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and this joint proxy statement/prospectus. In addition, both Innovus and Aytu have agreed to use their reasonable best efforts to provide information necessary to enable the other party to prepare required pro forma financial statements and related footnotes in connection with the preparation of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and/or this joint proxy statement/prospectus.

Indemnification and Insurance

The merger agreement provides that the surviving corporation of the merger shall assume all rights to indemnification, advancement of expenses, and exculpation by Innovus now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time an officer or director of Innovus or any of its subsidiaries as provided in the charter documents of Innovus, in each case as in effect on the date of the merger agreement, or pursuant to any other contracts in effect on the date of the merger agreement and provided to Aytu. Further, for a period of six years from the effective time, the surviving corporation shall, and Aytu shall cause the surviving corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the charter documents of Innovus as in effect immediately prior to the effective time with respect to acts or omissions by any indemnified party occurring prior to the effective time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.

The merger agreement also provides that the surviving corporation shall, and Aytu shall cause the surviving corporation to, obtain, as of the effective time, “tail” insurance policies with a claims period of six years from the effective time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the indemnified parties, in each case with respect to claims arising out of or relating to events which occurred before or at the effective time (including in connection with the transactions contemplated by the merger agreement); provided, however, that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 100% of the last annual premium paid by Innovus or any of its subsidiaries for such insurance prior to the date of the merger agreement.

Employee Matters

At the effective time of the merger through the one year anniversary thereof, which is referred to in this joint proxy statement/prospectus as the compensation continuation period, the surviving corporation shall provide, and Aytu shall cause the surviving corporation to provide, to each individual who is employed by Innovus and its subsidiaries immediately prior to the completion of the merger, while such individual continues to be employed by the surviving corporation, Aytu or any of their subsidiaries during the compensation continuation period, which such individuals are referred to in this joint proxy statement/prospectus as the affected employees, with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by Innovus and its subsidiaries on the date of the merger agreement. Aytu has also agreed to, during the compensation continuation period, cause the surviving corporation and its subsidiaries, as applicable, to provide certain consultants of Innovus and its subsidiaries who are considered vital to Innovus’ business with agreement or other arrangements similar to those in effect with Innovus prior to the effective time.

Certain Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including the following covenants and agreements, among others, all of which are subject to certain exceptions and qualifications as described in the merger agreement:

•        Innovus’ agreement to provide Aytu with a right of first refusal with respect to any financing which is to close prior to the effective time;

•        Innovus’ agreement to provide Aytu with reasonable access to the books, records, contracts and other assets of Innovus and its subsidiaries;

•        each of Aytu and Innovus is required to promptly notify the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger; (ii) any notice or other communication from any governmental entity in connection with the merger; and (iii) any event, change, or effect which causes or is reasonably likely to cause the failure of the conditions to closing;

•        Innovus’ agreement to notify Aytu of any legal action commenced or threatened against Innovus or any of its directors by any stockholder of Innovus relating to the merger agreement or the transactions contemplated thereby;

•        each party’s agreement not to make any press release or other public announcement regarding the merger agreement or the transactions contemplated thereby without the prior consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law or any rules and regulations of Nasdaq;

•        each party’s agreement that, in the event that any state anti-takeover or other similar law is or becomes applicable to the merger agreement or the merger, each party and its board will grant approval and take action as necessary so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise to render such law inapplicable to the transactions contemplated by the merger agreement;

•        each party’s agreement to take all steps as may be required to cause any dispositions of Innovus common stock and acquisitions of Aytu common stock in connection with the transactions contemplated by the merger agreement by each director or executive officer of Innovus or Aytu to be exempt under Rule 16b-3 promulgated under the Exchange Act

•        Aytu ’s agreement to use its reasonable best efforts to cause the shares of Aytu common stock to be issued in connection with the merger to be listed on Nasdaq, subject to official notice of issuance.

•        Innovus’ agreement to cooperate with Aytu and, to the extent requested by Aytu, use its reasonable best efforts to cause to be done all things reasonably necessary to enable the removal by the surviving corporation of the Innovus common stock from the OTC and deregistration of the shares of Innovus common stock under the Exchange Act;

•        each party’s agreement to use reasonable best efforts to obtain tax opinions regarding the tax treatment of the merger and to not take or fail to take any action that would reasonably be expected to impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

•        Aytu’s agreement to cause the Merger Sub to perform its obligations under the merger agreement and consummate the merger on the terms and conditions set forth in the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after Innovus stockholders have adopted the merger agreement or Aytu stockholders have approved the stock issuance, in the following circumstances:

•        by mutual written agreement of Aytu and Innovus; or

•        by either Aytu or Innovus, if:

•        the merger has not been consummated on or before May 15, 2020, unless extended by mutual written agreement of the parties; provided, however, that this right to terminate shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before such date;

•        if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any final and non-appealable law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the merger, the Equity Issuances, or the other transactions contemplated by the merger agreement, provided, however, that this right to terminate shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

•        Innovus stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Innovus special meeting; or

•        Aytu stockholders fail to approve the Equity Issuances upon a vote taken on a proposal to approve the Equity Issuances at the Aytu special meeting.

•        by Aytu, if:

•        prior to the effective time, the Innovus Board makes an adverse recommendation change, as described in the merger agreement;

•        Innovus breaches or fails to perform in any material respect any of its covenants and agreements set forth in the merger agreement; or

•        if there shall have been a breach by Innovus of any representation, warranty, covenant, or agreement set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided, that Aytu shall have given Innovus at least 20 days written notice prior to such termination stating Aytu’s intention to terminate the merger agreement; provided further, that Aytu shall not have the right to terminate if Aytu or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured.

•        by Innovus, if:

•        prior to the adoption of the merger agreement by Innovus stockholders, the Innovus Board, in accordance with the terms of the merger agreement, enters into an acquisition agreement with respect to a superior proposal;

•        prior to the effective time, Aytu breaches or fails to perform in any material respect any of its covenants and agreements set forth in the merger agreement; or

•        if there shall have been a breach by Aytu of any representation, warranty, covenant, or agreement set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided, that Innovus shall have given Aytu at least 20 days written notice prior to such termination stating Innovus’ intention to terminate the merger agreement; provided further, that Innovus shall not have the right to terminate if Innovus is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured.

Termination Fees and Expenses

Innovus has agreed to pay Aytu the Innovus termination fee if the merger agreement is terminated under any of the following circumstances:

•        by Aytu because the Innovus Board has made an adverse recommendation change;

•        by Aytu, prior to the effective time, because Innovus breaches or fails to perform in any material respect any of its covenants and agreements set forth in the merger agreement; or

•        by Aytu as a result of a breach by Innovus of any representation, warranty, covenant, or agreement set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided, that Aytu shall have given Innovus at least 20 days written notice prior to such termination stating Aytu’s intention to terminate the merger agreement; provided further, that Aytu shall not have the right to terminate if Aytu or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured.

•        by Innovus prior to the adoption of the merger agreement by Innovus stockholders because the Innovus Board, in accordance with the terms of the merger agreement, enters into an acquisition agreement with respect to a superior proposal; or

•        by either party because Innovus stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Innovus special meeting as a result of the Innovus Board making an adverse recommendation change.

Aytu has agreed to pay Innovus the Aytu termination fee if the merger agreement is terminated under any of the following circumstances:

•        by either party because Aytu stockholders fail to approve the Equity Issuances upon a vote taken on a proposal to approve the Equity Issuances at the Aytu special meeting as a result of the Aytu Board making an adverse recommendation change;

•        by Innovus, prior to the effective time, because Aytu breaches or fails to perform in any material respect any of its covenants and agreements set forth in the merger agreement;

•        by Innovus as a result of a breach by Aytu of any representation, warranty, covenant, or agreement set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date; provided, that Innovus shall have given Aytu at least 20 days written notice prior to such termination stating Innovus’ intention to terminate the merger agreement; provided further, that Innovus shall not have the right to terminate if Innovus is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured;

Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, provided that Aytu and Innovus shall be equally responsible for all filing fees incurred in connection with any HSR Act or any other antitrust law in connection with the consummation of the transactions contemplated by the merger agreement.

Specific Performance

Innovus and Aytu have acknowledged and agreed that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms thereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Third-Party Beneficiaries

Except for limited circumstances involving Directors’ and Officers’ indemnification and insurance, the merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights, benefits or remedies, except the right of the indemnified persons to enforce the obligations described under “The Merger Agreement — Indemnification and Insurance” beginning on page 191 of this joint proxy statement/prospectus.

INTERESTS OF INNOVUS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Innovus Board to adopt the merger agreement, Innovus stockholders should be aware that Innovus’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Innovus stockholders generally. The Innovus Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Innovus stockholders that the merger agreement be adopted. The transactions contemplated by the merger agreement will be a “change in control” for purposes of the Innovus executive compensation and benefit plans and agreements described below.

Common Stock Ownership Interests

As of January 15, 2020, Innovus’ directors and executive officers beneficially owned, in the aggregate, 6.3% of the shares of common stock of Innovus, which excludes any Innovus shares issuable upon the settlement of Innovus restricted stock units held by such individual immediately prior to the merger. In addition to Innovus’ officers and directors, Innovus’ 5%+ stockholders, which includes Armistice, currently beneficially own an aggregate of approximately 31.3% of the Innovus’ common stock.

Following the settlement of restricted stock units held by the individuals identified below, directors and executive officers of Innovus are expected to receive approximately 10.0% of the consideration paid by Aytu for the merger. The affirmative vote of the holders of a majority of the total outstanding shares of Innovus common stock is required for approval of Innovus Proposal I. Approval of Innovus Proposal II requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes, if any, will not be counted as votes cast and accordingly will have no effect upon the outcome of Innovus Proposal II. In connection with the execution of the merger agreement, the executive officers and directors of Innovus, and certain other stockholders and noteholders of Innovus entered into voting agreements with Aytu and Innovus relating to the merger covering approximately 20.5% of the outstanding voting stock of Innovus as of date of the merger agreement. The voting agreements provide, among other things, that the stockholders who are parties to the voting agreements will vote all of the shares held by them in favor of the merger and against any competing acquisition proposals. In addition, the form of voting agreement executed by officers and directors of Innovus also place certain restrictions on the transfer of the shares of Innovus held by the respective signatories thereto.

The table below sets forth information regarding the ownership of Innovus’ common stock as of January 15, 2020 by Innovus’ directors and named executive officers. For additional information regarding the restricted stock units, see “Interests of Innovus’ Directors and Executive Officers in the Merger — Restricted Stock Units” below.

Directors and Executive Officers	No. Innovus Voting Securities Held(1)	% of Outstanding Voting Securities Held(2)
Bassam Damaj, Ph. D.	188,848	5.89%
Randy Berholtz, M.B.A., JD	161	0.00%
Ryan Selhorn	—	—
Vivian Liu	8,045	0.25%
Ziad Mirza, M.B.A., M.D.	3,982	0.12%
Dean Nuhaily	—	—
TOTAL	201,036	6.27%

____________

(1)      Consists of shares of Innovus common stock held by each executive officer and director as of January 15, 2020, and does not give effect to restricted stock units or any other outstanding derivative securities held by such individuals as of January 15, 2020.

(2)      Based on 3,204,401 shares of Innovus common stock issued and outstanding as of January 15, 2020.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Innovus non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Indemnification and Insurance” beginning on page 191 of this joint proxy statement/prospectus.

Quantification of Potential Payments and Benefits to Innovus’ Named Executive Officers in Connection with the Merger

Under the merger agreement, as of immediately prior to the effective time, all unvested options to purchase shares of common stock of Innovus will be terminated, including those held by Innovus’ executive officers and directors. Each vested and unexercised option to acquire shares of Innovus common stock that is outstanding as of immediately prior to the effective time must be exercised as of the effective time, if at all. In addition, Innovus shall take all requisite action so that, at the effective time, each share of Innovus common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding as of immediately prior to the effective time shall, by virtue of the merger and without any action on the part of the holder thereof, be settled and vested by Innovus in accordance with Innovus’ Amended and Restated 2016 Equity Incentive Plan.

All warrants and other securities of Innovus convertible into or exercisable for Innovus common stock will be treated in the merger in accordance with their terms and provisions. In addition, prior to the effective time of the merger, Aytu intends to make an offer to certain holders of Innovus warrants, including those that contain a right to receive a cash payment in connection with the merger to exchange such warrants for shares of Series H Preferred Stock of Aytu. The warrants of those holders who accept Aytu’s exchange offer will be terminated at the effective time of the merger.

The table below sets forth information regarding the restricted stock units held by each of Innovus’ executive officers and directors as of September 30, 2019, which restricted stock units are expected to accelerate and settle prior to the completion of the merger.

Restricted Stock Units

Immediately prior to the merger, Innovus shall take all requisite action so that, at the effective time, each share of Innovus common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding as of immediately prior to the effective time shall, by virtue of the merger and without any action on the part of the holder thereof, be accelerated, settled and fully vested by Innovus in accordance with Innovus’ 2013 Equity Incentive Plan, 2014 Equity Incentive Plan and Amended and Restated 2016 Equity Incentive Plan (collectively, the “Innovus Plans”) and any employment agreement entered into with any Innovus executive officer and Innovus. As of January 15, 2020, the only awards outstanding under the Innovus Plans and/or any employment agreements with Innovus executive officers were restricted stock units. The table below sets forth the number of restricted stock units held by Innovus executive officers and directors that are expected to settle and vest immediately prior to the merger.

Name	Number of Restricted Stock Units Held
Executive Officers
Bassam Damaj, Ph. D.	36,906
Randy Berholtz, M.B.A., JD	35,001
Ryan Selhorn	11,429

Non-Employee Directors
Vivian Liu	42,908
Ziad Mirza, M.B.A., M.D.	38,110
Dean Nuhaily	19,323

Director Positions Following the Merger

None of the members of the Innovus Board will continue serving in similar capacities following the merger. However, Ms. Vivian Liu will act as the representative of the former Innovus stockholders with respect to the CVRs issuable to Innovus stockholders in connection with the merger. For more information, see “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228.

Vote Required

Approval of the merger agreement proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Innovus common stock entitled to vote on this proposal. Accordingly, an Innovus stockholder’s abstention from voting on this proposal and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

Approval of the merger consideration proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the merger agreement proposal will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the merger consideration proposal because these failures to vote are not considered “votes cast.”

Employment and Consulting Agreements

Following the completion of the merger, Dr. Bassam Damaj and Ryan Selhorn, Innovus’ current Chief Executive Officer and Chief Financial Officer, respectively, will continue serving as Innovus’ President and Vice President, Finance, respectively. In addition, Randy Berholtz, Innovus’ current Executive Vice President, Corporate Development and General Counsel, will resign upon the closing of the merger, but will continue to act as a consultant to Innovus in accordance with the terms of a separation and consulting agreement to be executed by Mr. Berholtz and Aytu. A summary of the material terms and conditions of each of these agreements is set forth below.

For information regarding current employment agreements with Dr. Damaj and Messrs. Selhorn and Berholtz, see “Innovus Named Executive Officer Golden Parachute Compensation” below.

Damaj Employment Agreement

In connection with the merger, Dr. Damaj and Aytu are expected to enter into an employment agreement, pursuant to which Dr. Damaj is expected to serve as President of Aytu’s consumer health business (formerly the Innovus commercial lines of business) for a period of two years, which term may be renewed upon mutual agreement by the parties. Although the terms and conditions of Dr. Damaj’s final employment agreement are subject to change, it is currently expected that Dr. Damaj will be entitled to a salary of $400,000 per year and will be eligible to receive an annual bonus in an amount of up to 100% of his base salary, which bonus will be awarded in the sole discretion of the Aytu Board. In addition, Dr. Damaj is expected to receive cash payments in the aggregate total of $1,000,000, payable in monthly installments of $30,000 beginning upon the closing of the merger. Also upon closing of the merger, Dr. Damaj is expected to receive a restricted stock grant in the amount of the greater of (i) 275,000 shares of Aytu common stock or (ii) $500,000 worth of Aytu common Stock, which shares will vest, in equal monthly installments over a 12 month period. In addition, Dr. Damaj is expected to be entitled to health and retirement benefits of similarly situated employees of Aytu.

Should Dr. Damaj’s employment by Aytu be terminated without Cause (as such term is expected to be defined in the employment agreement), Dr. Damaj is expected to be entitled to a severance payment equal to 18 months’ worth of his base salary, as well as acceleration of the vesting of any unvested stock awards.

Selhorn Employment Agreement

In connection with the merger, Mr. Selhorn and Aytu are expected to enter into an employment agreement, pursuant to which Mr. Selhorn is expected to serve as Divisional Vice President of Finance of Aytu’s consumer health business (formerly the Innovus commercial lines of business) for a period of two years, which term may be renewed upon mutual agreement by the parties. Although the terms and conditions of Mr. Selhorn’s final employment agreement are subject to change, it is currently expected that Mr. Selhorn will be entitled to a salary of $250,000 per year and will be eligible to receive an annual bonus in an amount of up to 50% of his base salary, which bonus will be awarded in the sole discretion of the Aytu Board. In addition, Mr. Selhorn is expected to receive a cash payment of $50,000 upon the closing of the merger and is expected to receive a restricted stock grant of 150,000 shares of Aytu common stock, which shares will vest, subject to Mr. Selhorn’s continued employment, on the one-year anniversary of Mr. Selhorn’s employment by Aytu. In addition, Mr. Selhorn is expected to be entitled to health and retirement benefits of similarly situated employees of Aytu.

Should Mr. Selhorn’s employment by Aytu be terminated without Cause (as such term is expected to be defined in the employment agreement), Mr. Selhorn is expected to be entitled to a severance payment equal to six months’ worth of his annual salary, as well as acceleration of the vesting of any unvested stock awards.

Berholtz Separation and Consulting Agreement

In connection with the closing of the merger, Mr. Berholtz is expected to enter into a separation agreement and an independent contractor agreement with Aytu. In the event the separation agreement is executed on or before March 31, 2020, Mr. Berholtz is expected to receive a total of approximately $394,819 and 12 months’ worth of COBRA premiums for continued health benefits.

INNOVUS NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE COMPENSATION

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Innovus’ named executive officers that is based on or otherwise relates to the merger. The consummation of the merger will constitute a change of control of Innovus under the terms of the employment agreements between Innovus and its named executive officers, the terms of which are summarized below.

Bassam Damaj

On January 22, 2013, Innovus entered into an employment agreement (the “Damaj Employment Agreement”) with Dr. Bassam Damaj to serve as its President and Chief Executive Officer, which was amended on January 21, 2015.

The Damaj Employment Agreement has an initial term of five years, which term will be extended by an additional year on the fourth and each subsequent anniversary. Dr. Damaj earned a base salary of $375,000 for the first year, $440,000 in the second year and increasing a minimum of 10% per year thereafter. Dr. Damaj’s salary will be accrued and not paid for so long as payment of such salary would jeopardize Innovus’ ability to continue as a going concern, in Dr. Damaj’s sole determination. Dr. Damaj will have annual cash bonus targets equal to 75% of base salary, based on performance objectives established by the Board of Directors, with the Board of Directors determining the amount of the annual bonus.

Dr. Damaj received 57,143 shares of restricted stock units (“RSUs”) covering shares of Innovus common stock on January 22, 2013, of which 19,048 shares vested immediately, and the remaining 38,095 shares vested in eight equal quarterly installments beginning on April 1, 2013. All RSUs held by Dr. Damaj are expected to fully vest immediately prior to the merger.

Upon termination of the Damaj Employment Agreement for any reason, Dr. Damaj will receive (i) a pro-rata bonus during that fiscal year based on the number of days employed during that fiscal year, and (ii) Company group medical, dental and vision insurance coverage for Dr. Damaj and his dependents for 12 months paid by Innovus.

Pursuant to the Damaj Employment Agreement, in the event Dr. Damaj’s employment is terminated as a result of death, disability or without Cause, or Dr. Damaj resigns for Good Reason, Dr. Damaj or his estate, as applicable, is entitled to the following payments and benefits, provided that a mutual release of claims is executed: (i) a cash payment in an amount equal to 1.5 times his then base salary and annual target bonus amount, or two times his then base salary and annual target bonus amount if such termination occurs within 24 months of a change of control; (ii) group medical, dental and vision insurance coverage for Dr. Damaj and his dependents for 24 months paid by Innovus; and (iii) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards.

For purposes of the Damaj Employment Agreement, “Cause” generally means (i) commission of fraud or other unlawful conduct in the performance of duties for Innovus, (ii) conviction of or, entry into, a plea of “guilty” or “no contest” to a felony under United States federal or state law, and such felony is either work-related or materially impairs Dr. Damaj’s ability to perform services to Innovus, and (iii) a willful, material breach of the Damaj Employment Agreement that causes material harm to Innovus, provided, however, that the Board of Directors must provide 30 days prior written notice of its intention to terminate for Cause and give Dr. Damaj the opportunity to cure or remedy such alleged Cause and present Dr. Damaj’s case to the Board of Directors and afterwards, at least 75% of the Board of Directors (except for Dr. Damaj in the event he is the subject of the hearing) affirmatively determines that termination is for Cause.

For purposes of the Damaj Employment Agreement, “Good Reason” generally means that within one year prior to the date of resigning, one of the following occurs: (i) a material diminution in Dr. Damaj’s title, authority, duties or responsibilities (for Dr. Damaj, this includes remaining a member of the Board of Directors), (ii) a reduction in Dr. Damaj’s base salary or target bonus amount, (iii) a change in the geographic location greater than 25 miles from the current office at which Dr. Damaj must perform his duties, (iv) Innovus elects not to renew the Damaj Employment Agreement for another term, or (v) Innovus materially breaches any provision of the Damaj Employment Agreement, provided, however, that Dr. Damaj must provide 30 days prior written notice of his intention to resign for Good Reason, which notice must be given within 90 days of the initial occurrence of such cause and gives Innovus the opportunity to cure or remedy such alleged Good Reason.

Ryan Selhorn

Innovus and Mr. Selhorn entered into an employment agreement, effective April 27, 2018 (the “Selhorn Employment Agreement”), wherein Mr. Selhorn receives an annual base salary of $250,000 as well as an annual bonus based on personal performance and as approved by the Board of Directors. The target bonus amount is 25% of his annual base salary.

Mr. Selhorn received RSUs covering 11,429 shares of Innovus common stock, 3,810 of which vested after one year of employment. The remaining RSUs will vest in eight equal quarterly installments over two years of continued service. All RSUs held by Mr. Selhorn are expected to fully vest immediately prior to the merger.

Upon termination of the Selhorn Employment Agreement for any reason, Mr. Selhorn will receive (i) a pro-rata bonus during that fiscal year based on the number of days employed during that fiscal year, and (ii) group medical, dental and vision insurance coverage for Mr. Selhorn and his dependents for six months paid by Innovus.

Pursuant to the Selhorn Employment Agreement, if Mr. Selhorn’s employment is terminated as a result of death, disability or without Cause, or Mr. Selhorn resigns for Good Reason, Mr. Selhorn or his estate, as applicable, is entitled to the following payments and benefits, provided that a mutual release of claims is executed: (i) a cash payment in an amount equal to six months of his then base salary and annual target bonus amount, if such termination occurs within six months of a change of control; (ii) Company group medical, dental and vision insurance coverage for Mr. Selhorn and his dependents for six months paid by Innovus; and (iii) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards.

For purposes of the Selhorn Employment Agreement, “Cause” generally means (i) commission of fraud or other unlawful conduct in the performance of duties for Innovus, (ii) conviction of or, entry into, a plea of “guilty” or “no contest” to a felony under United States federal or state law, and such felony is either work-related or materially impairs Mr. Selhorn’s ability to perform services to Innovus, and (iii) a willful, material breach of the Selhorn Employment Agreement that causes material harm to Innovus, provided, however, that the Board of Directors must provide 30 days prior written notice of its intention to terminate for Cause and give Mr. Selhorn the opportunity to cure or remedy such alleged Cause and present Mr. Selhorn’s case to the Board of Directors and afterwards, at least 75% of the Board of Directors (except for Mr. Selhorn in the event he is the subject of the hearing) affirmatively determines that termination is for Cause.

For purposes of the Employment Agreement, “Good Reason” generally means that within one year prior to the date of resigning, one of the following occurs: (i) a material diminution in Mr. Selhorn’s title, authority, duties or responsibilities), (ii) a reduction in Mr. Selhorn’s base salary or target bonus amount, (iii) a change in the geographic location greater than 25 miles from the current office at which Mr. Selhorn must perform his duties, (iv) Innovus elects not to renew the Selhorn Employment Agreement for another term, or (v) Innovus materially breaches any provision of the Selhorn Employment Agreement, provided, however, that Mr. Selhorn must provide 30 days prior written notice of his intention to resign for Good Reason, which notice must be given within 90 days of the initial occurrence of such cause and gives Innovus the opportunity to cure or remedy such alleged Good Reason.

Randy Berholtz

Innovus and Mr. Berholtz entered into an employment agreement, effective January 9, 2017 (the “Berholtz Employment Agreement”), wherein Mr. Berholtz receives and annual base salary of $280,000, as well as an annual bonus based on personal performance and as approved by the Board of Directors. The target bonus amount was 35% of his annual base salary.

Mr. Berholtz received RSUs covering 19,048 shares of Innovus common stock, 6,350 of which vested after one year of employment. The remaining RSUs will vest in eight equal quarterly installments over two years of continued service. All RSUs held by Mr. Berholtz are expected to fully vest immediately prior to the merger.

Upon termination of the Berholtz Employment Agreement for any reason, Mr. Berholtz will receive (i) a pro-rata bonus during that fiscal year based on the number of days employed during that fiscal year, and (ii) group medical, dental and vision insurance coverage for Mr. Berholtz and his dependents for six months paid by Innovus.

Pursuant to the Berholtz Employment Agreement, if Mr. Berholtz’s employment is terminated as a result of death, disability or without Cause, or Mr. Berholtz resigns for Good Reason, Mr. Berholtz or his estate, as applicable, is entitled to the following payments and benefits, provided that a mutual release of claims is executed: (i) a cash payment in an amount equal to six months of his then base salary and annual target bonus amount, if such termination occurs within six months of a change of control; (ii) Company group medical, dental and vision insurance coverage for Mr. Berholtz and his dependents for six months paid by Innovus; and (iii) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards.

For purposes of the Berholtz Employment Agreement, “Cause” generally means (i) commission of fraud or other unlawful conduct in the performance of duties for Innovus, (ii) conviction of or, entry into, a plea of “guilty” or “no contest” to a felony under United States federal or state law, and such felony is either work-related or materially impairs Mr. Berholtz’s ability to perform services to Innovus, and (iii) a willful, material breach of the Berholtz Employment Agreement that causes material harm to Innovus, provided, however, that the Board of Directors must provide 30 days prior written notice of its intention to terminate for Cause and give Mr. Berholtz the opportunity to cure or remedy such alleged Cause and present Mr. Berholtz’s case to the Board of Directors and afterwards, at least 75% of the Board of Directors (except for Mr. Berholtz in the event he is the subject of the hearing) affirmatively determines that termination is for Cause.

For purposes of the Berholtz Employment Agreement, “Good Reason” generally means that within one year prior to the date of resigning, one of the following occurs: (i) a material diminution in Mr. Berholtz’s title, authority, duties or responsibilities (for Mr. Berholtz, this includes remaining a member of the Board of Directors), (ii) a reduction in Mr. Berholtz’s base salary or target bonus amount, (iii) a change in the geographic location greater than 25 miles from the current office at which Mr. Berholtz must perform his duties, (iv) Innovus elects not to renew the Berholtz Employment Agreement for another term, or (v) Innovus materially breaches any provision of the Berholtz Employment Agreement, provided, however, that Mr. Berholtz must provide 30 days prior written notice of his intention to resign for Good Reason, which notice must be given within 90 days of the initial occurrence of such cause and gives Innovus the opportunity to cure or remedy such alleged Good Reason.

Mr. Berholtz’s employment agreement was amended by the Board of Directors of Innovus on April 5, 2018 to provide for a base salary of $300,000 and an annual bonus of 40% of his base salary and to provide for nine months of severance in case of a change of control.

Golden Parachute Compensation Table

The table below describes the estimated potential payments to each of Innovus’ named executive officers under the terms of the employment agreements and their respective outstanding equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination within 12 months following a change of control. The amounts shown do not include the value of payments or benefits that would have been earned absent such a qualifying termination.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed.

Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Innovus has assumed:

•        the closing of the merger occurs on January 15, 2020;

•        a price per share of Innovus common stock of $1.44, which represents the average closing trading price of Innovus common stock over the first five business days following the first public announcement of the merger;

•        the employment of each of Dr. Damaj and Messrs. Selhorn and Berholtz will be terminated on such date in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreements between Innovus and such named executive officer (as described above). As noted above, Dr. Damaj and Mr. Selhorn are expected to be employed by Aytu following the merger, and Mr. Berholtz is expected to resign immediately prior to the merger;

•        the named executive officer’s base salary and target annual bonus are those in place as of January 15, 2020;

•        no named executive officer receives any additional equity grants prior to or at the time of the closing of the merger; and

•        no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the closing of the merger, additional compensation or benefits. However, as noted above, Dr. Damaj and Mr. Selhorn are expected to be employed by Aytu following the merger, and Mr. Berholtz is expected to resign immediately prior to the merger. For information regarding agreements Dr. Damaj and Messrs. Selhorn and Berholtz are each excepted to enter into in connection with the merger, see “Interests of Innovus’ Directors and Executive Officers in the Merger — Employment and Consulting Agreements” beginning on page 197.

Name	Cash(1)	Equity Acceleration(2)	Benefits(3)	Total(4)
Bassam Damaj, Ph. D.	$2,367,449	$53,145	$466,048	$2,886,642
Ryan Selhorn, CPA	$193,790	$16,458	$18,253	$228,501
Randy Berholtz, MBA/JD	$360,000	$50,401	$60,135	$470,536

____________

(1)      Under the each of the Damaj Employment Agreement, the Selhorn Employment Agreement and the Berholtz Employment Agreement, cash severance would be payable following termination of the named executive officer’s employment by Innovus following a change of control, subject to the named executive officer’s execution of a release of claims.

The following table quantifies the base salary severance and bonus component of the severance reported in the “Cash” column above.

Name	Base Salary Severance	Bonus Component of Severance
Bassam Damaj, Ph. D.	$1,352,829	$1,014,622
Ryan Selhorn, CPA	129,588	70,313
Randy Berholtz, MBA/JD	225,000	135,000

(2)      Reflects the acceleration of all unvested and/or unsettled RSUs at the assumed price of $1.44 per share, which represents the average closing trading price of Innovus common stock over the first five business days following the first public announcement of the merger.

(3)      Consists of (i) accrued, but unpaid vacation benefits and (ii) COBRA coverage for a period of 24 months for Dr. Damaj, 12 months for Mr. Berholtz and six months for Mr. Selhorn following the date of termination. The value is based upon the type of insurance coverage Innovus carried for each named executive officer as of January 15, 2020 and is valued at the premiums in effect on such date.

(4)      The severance benefits prescribed by the employment agreements are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the named executive officer pursuant to the employment agreements or otherwise constitute parachute payments with the meaning of Section 280G of the Code, the severance benefits under the Severance Plan will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the named executive officer receiving the largest amount of severance benefits on an after-tax basis. The amounts reported in this table do not reflect any such reductions as a result of the limit under Section 280G of the Code.

Recommendation

THE INNOVUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INNOVUS STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

THE AYTU BOARD UNANIMOUSLY RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE MERGER CONSIDERATION.

Unless marked otherwise, proxies received by Innovus stockholders will be voted “FOR” the approval of the merger agreement and proxies received by Aytu stockholders will be voted “FOR” the approval of the merger consideration.

INTERESTS OF AYTU’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of Aytu’s board of directors to adopt the merger agreement, Aytu stockholders should be aware that Aytu’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders generally. Aytu’s board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Aytu stockholders that the merger agreement be adopted.

Ownership Interests

As of January 15, 2020, Aytu’s directors and executive officers beneficially owned, in the aggregate, approximately 9.3% of the shares of common stock of Aytu. In addition, Aytu stockholders should be aware that Steven Boyd, who is a director of Aytu, is the Chief Investment Officer and a director of Armistice, which is a substantial stockholder of both Aytu and Innovus. As a substantial stockholder of both companies, Armistice has significant influence over the vote of Innovus stockholders and the ability to control the outcome of the vote of Aytu’s stockholders regarding the merger consideration and will receive a substantial portion of the merger consideration issuable in the merger. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger consideration), and in recommending to Aytu stockholders that the merger consideration be approved. Steven Boyd abstained from the vote.

As of January 15, 2020, Armistice owned and was entitled to vote 7,871,212 shares of Aytu common stock, representing 38.0% of the total voting power of the shares of Aytu common stock outstanding on that date. It is anticipated that Armistice will vote in favor of the merger. If, on January 15, 2020, the conditions to closing the merger are satisfied and the merger closes as described in the merger agreement, and assuming approximately 3.9 million shares of common stock are issued at close, Armistice would be expected to receive up to 279,456 shares of Aytu common stock (not including shares of Aytu common stock underlying CVRs and any shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights for shares of such Series H convertible preferred stock prior to the closing of the merger).

After giving effect to Armistice’s receipt of the merger consideration (without considering any potential CVR payout or shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights), Armistice would beneficially own up to 21,788,464 shares of Aytu common stock, including 13,637,796 shares of common stock underlying Armistice owned preferred stock/warrants, representing approximately 56.9% of the shares of Aytu common stock expected to be outstanding after the merger, including shares beneficially owned by Armistice. Armistice is, and after the merger will continue to be, the largest stockholder of Aytu and will be able to exercise control over Aytu. Notwithstanding the above, Armistice is restricted from holding at any given time greater than 40.0% of the outstanding Aytu common stock.

Warrant Exchange

Certain Innovus warrants contain a right to receive a cash payment in connection with the merger. Aytu plans to offer holders of these warrants the right to exchange them for shares of the Series H convertible preferred stock of the Company (the “Warrant Exchange”). Armistice holds Innovus warrants and has expressed interest in participating in the Warrant Exchange offer on the same terms and conditions offered to other warrant holders. Due to the relationships between Armistice, Steven Boyd, and the Company, the Board held a meeting on January 9, 2020 to, among other things, approve an updated form of agreement for the Warrant Exchange and the participation of Armistice in the Warrant Exchange. The agreement was updated to simplify the formulation for pricing of the shares to be issued in the Warrant Exchange and to remove a floor price, such that a market price at the time of the merger would be used. This change was deemed necessary in order for the proposal to be acceptable to warrant holders. At the Board meeting Mr. Boyd disclosed his interest in the Warrant Exchange and answered questions posed by the disinterested directors. After Mr. Boyd recused himself from the Board meeting, the disinterested directors received a summary of the status of the Warrant Exchange from Joshua Disbrow and had the opportunity to ask questions of Mr. Disbrow and legal counsel on the advantages and disadvantages of entering into the Warrant Exchange as opposed to remitting a cash payment to warrant holders in accordance with the warrant terms. It was disclosed to the disinterested directors that the removal of the floor price could benefit Armistice in the event that the Company’s stock price remained below the prior floor price of $1.69, though given the relatively modest values involved, not in a material way. After a full discussion was had among the disinterested directors, the Board approved the Warrant Exchange on the updated terms.

January 2020 Amendment to Merger Agreement and CVR Agreement

At a meeting of the Board held on January 9, 2020, the Company also approved amendments to the merger agreement and the form of CVR Agreement. The amendment to the merger agreement, among other things, revised the formulation for pricing of the shares to be issued in the Warrant Exchange as discussed above under “Interests of Aytu’s Directors and Executive Officers in the Merger — Warrant Exchange Approval.” It was disclosed to the disinterested directors that the removal of the floor price could benefit Armistice in the event the Company’s stock price remained below the prior floor price of $1.69, though given the relatively modest values involved, not in a material way.

The amendments to the form of CVR agreement, among other things, allow for more flexibility in the use of Aytu common stock as a form of payment of consideration payable under such agreement to CVR holders. (For more information on the CVRs and the CVR agreement, see “Description of the CVRs — Contingent Value Rights Agreement” beginning on page 228.) The amendments also provided for a mechanism under which the Company could, with the agreement of the CVR holders’ representative, increase the number of Aytu shares available to be used in paying consideration to CVR holders upon the triggering of milestone payments. As a result of the amendments to the CVR Agreement, it was disclosed to the disinterested directors that under certain circumstances, Armistice could end up receiving a greater number of Aytu shares than it otherwise would if the Company were paying out a fixed number of shares at each CVR milestone payment and the remainder paid in cash. At the Board meeting, this fact was disclosed to the disinterested Board, including the disinterested directors. After Mr. Boyd recused himself from the Board meeting, the disinterested directors received a summary of the merger agreement and CVR agreement amendments from Joshua Disbrow and asked questions of Mr. Disbrow and legal counsel on the advantages and disadvantages of entering into the amendments. After a full discussion was had among the disinterested directors, the Board approved the amendments to the merger agreement and CVR agreement.

Vote Required

Approval of the merger agreement proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Innovus common stock entitled to vote on this proposal. Accordingly, an Innovus stockholder’s abstention from voting on this proposal and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

Approval of the merger consideration proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the merger agreement proposal will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the merger consideration proposal because these failures to vote are not considered “votes cast.”

Recommendation

THE INNOVUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INNOVUS STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

THE AYTU BOARD UNANIMOUSLY RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE MERGER CONSIDERATION.

Unless marked otherwise, proxies received by Innovus stockholders will be voted “FOR” the approval of the merger agreement and proxies received by Aytu stockholders will be voted “FOR” the approval of the merger consideration.

INNOVUS PROPOSAL II: RATIFICATION OF THE APPOINTMENT OF HALL & COMPANY, INC. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020

Upon the recommendation of our Audit Committee, the Innovus Board has appointed Hall & Company, Inc. as its independent registered public accounting firm for the current fiscal year ending December 31, 2020, and hereby recommends that the stockholders ratify such appointment. Hall & Company, Inc. has served as Innovus’ independent registered public accounting firm since February 16, 2016.

The Innovus Board and the Audit Committee of the Innovus Board may terminate the appointment of Hall & Company, Inc. as its independent registered public accounting firm without the approval of the stockholders whenever the Innovus Board and the Audit Committee deems such termination necessary or appropriate.

Representatives of Hall & Company, Inc. will be present at the special meeting, or available by telephone, and will have an opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

Principal Accountant Fees and Services

The following table presents aggregate fees paid by Innovus for the fiscal years ended December 31, 2019 and 2018, for professional services rendered by Hall & Company, Inc.:

	2019	2018
Audit Fees(1)	$27,000	$65,775
Audit-Related Fees(2)	—	—
Tax Fees	—	—
Other Fees	—	—
Total	$27,000	$65,775

____________

(1)      “Audit Fees” represent fees for professional services provided in connection with the audit of our annual consolidated financial statements, review of consolidated financial statements included in our quarterly reports and related services normally provided in connection with statutory and regulatory filings and engagements by Hall & Company, Inc. The fees for fiscal year 2019 only include the fees for quarterly reviews performed during the period, and do not include fees for the audit of Innovus’ financial statements for the year ended December 31, 2019, as such audit has not been completed.

(2)      “Audit-Related Fees” represent fees for professional services provided in connection with the review of Innovus’ registration statement on Form S-1, first filed on January 14, 2019, by Hall & Company, Inc.

The Innovus Board has considered whether the provision of non-audit services is compatible with maintaining the principal accountant’s independence. There were no fees billed by or paid to our independent registered public accounting firm during the years ended December 31, 2019 and 2018 for tax compliance, tax advice or tax planning services or for financial information systems design and implementation services.

Determination of Independence

The Audit Committee of the Innovus Board has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the Public Company Accounting Oversight Board (“PCAOB”) Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with its auditors its independence from Innovus.

Audit Committee Policies and Procedures

The Audit Committee acts pursuant to a written charter that has been adopted by the Innovus Board, which is available for review on Innovus’ website at http://innovuspharma.com. The responsibilities of the Audit Committee include overseeing, reviewing and evaluating our financial statements, accounting and financial reporting processes, internal control functions and the auditing of our financial statements. The Audit Committee is also responsible for the appointment, compensation, retention, and as necessary, the termination of Innovus’ independent registered public accounting firm. Innovus adheres to accounting standards set forth by the Financial Accounting Standards

Board with respect to financial reporting and discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 1301, Communications with Audit Committees, as adopted by the PCAOB.

The Audit Committee of the Innovus Board pre-approves all services to be provided by Hall & Company, Inc. All fees paid to Hall & Company, Inc. for services performed in 2019 and 2018 were pre-approved by the Audit Committee.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

Required Vote and Recommendation

Ratification of the selection of Hall & Company, Inc. as Innovus’ independent registered public accounting firm for the fiscal year ending December 31, 2020 requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the special meeting. Under Nevada law and our Bylaws, an abstention will have the same legal effect as a vote against the ratification of Hall & Company, Inc., and each broker non-vote, if any, will reduce the absolute number, but not the percentage, of affirmative votes necessary for approval of the ratification. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the ratification of Hall & Company, Inc. as Innovus’ independent registered public accounting firm for the fiscal year ending December 31, 2020.

Recommendation

THE INNOVUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INNOVUS STOCKHOLDERS VOTE “FOR” THE RATIFICATION OF THE SELECTION OF HALL & COMPANY, INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020.

INNOVUS PROPOSAL III: ADJOURNMENT OF THE INNOVUS SPECIAL MEETING

Innovus stockholders are being asked to approve a proposal that will give the Chairman of the Innovus Board authority to adjourn the Innovus special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Innovus special meeting or any adjournment or postponement thereof. If this proposal is approved, the Innovus special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Innovus special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Innovus consistent with the terms of the merger agreement or with the consent of Aytu.

If the Innovus special meeting is adjourned, Innovus stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the Innovus adjournment proposal, your shares will be voted in favor of the Innovus adjournment proposal.

Vote Required

Approval of the Innovus adjournment proposal requires the affirmative vote of the holders of a majority of the votes present at the Innovus special meeting (whether or not a quorum, as defined under Innovus’ bylaws, is present). For purposes of the Innovus adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. Accordingly, an Innovus stockholder’s abstention from voting on the Innovus adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Innovus adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Innovus adjournment proposal.

Recommendation

THE INNOVUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INNOVUS STOCKHOLDERS VOTE “FOR” THE INNOVUS ADJOURNMENT PROPOSAL.

Unless marked otherwise, proxies received by Innovus stockholders will be voted “FOR” the Innovus adjournment proposal.

AYTU PROPOSAL II: APPROVAL OF THE AMENDMENTS TO THE 2015 STOCK OPTION AND INCENTIVE PLAN

The Aytu Board believes that Aytu’s future success depends on its ability to attract and retain talented employees and that the ability to grant equity awards is a necessary and powerful recruiting and retention tool. The Aytu Board believes that equity awards motivate high levels of performance, more closely align the interests of employees and stockholders by giving employees an opportunity to hold an ownership stake in Aytu, and provide an effective means of recognizing employee contributions to Aytu’s success. The Aytu Board has approved an increase of an additional 2,000,000 shares for issuance under the Aytu’s 2015 Stock Option and Incentive Plan, referred to herein as the “Aytu Incentive Plan”, and we are asking our stockholders to approve this increase. If the amendment is approved by shareholders, the additional 2,000,000 shares will be available to be issued as incentive stock options qualified under section 422 of the Code. Other than adding these additional shares for issuance, and updating the Plan to reflect recent law changes making the provisions in the Plan governing Performance-Based Awards under Code Section 162(m) applicable only to Awards that were in effect on November 2, 2017, the Aytu Incentive Plan has not been amended in any material way.

Reasons for Voting for the Proposal

For the following principal reasons, Aytu requests that its stockholders approve the amendment to the Aytu Incentive Plan and increase the available shares by an additional 2,000,000 shares:

•        Substantially all of our outstanding stock options have exercise prices significantly higher than the market price of our common stock, and therefore do not currently serve as an effective employee incentive compensation tool.

•        Aytu believes that its employees and consultants are its most valuable assets and that the approval of the amendment to the Aytu Incentive Plan is crucial to Aytu’s future success.

•        Aytu depends heavily on equity incentive awards to attract and retain top-caliber employees and consultants. The ability to grant equity awards is a necessary and powerful recruiting and retention tool for Aytu to hire and motivate the quality personnel and consultants it needs to drive long-term growth and financial success.

•        Aytu believes that equity awards are a vital component of its employee and consultant compensation programs, since they provide compensation to employees and consultants based on Aytu’s performance, while at the same time, provide an incentive to build long-term stockholder value.

•        If there is not a sufficient number of shares available to grant under the Aytu Incentive Plan, Aytu may need to instead offer material cash-based incentive to compete for talent, which could impact quarterly results of operations, balance sheet and may make Aytu less competitive compared to other specialty pharmaceutical companies and peer companies in hiring and retaining top talent.

In consideration of the above factors, the Aytu Board determined that Aytu should seek stockholder approval for an additional 2,000,000 shares for use under the Aytu Incentive Plan, to cover anticipated employee incentive program needs for the next twenty-four months.

As of January 15, 2020, there were 1,482 shares of common stock subject to outstanding option awards and 2,306,314 shares of restricted stock under the Aytu Incentive Plan. There were also 692,204 shares of common stock available for issuance pursuant to future awards. The weighted-average exercise price of outstanding stock option awards is $325.54. If this proposal is approved by Aytu’s stockholders, an additional 2,000,000 shares will be authorized for issuance under the Aytu Incentive Plan, for a total of 5,000,000 shares authorized for issuance under the plan, which would provide Aytu with approximately 2,692,204 shares available for grant (based on the proposed 2,000,000 share increase plus the number of shares available for grant under the plan as of January 15, 2020). It is anticipated that the proposed 2,000,000 share increase will provide Aytu with a pool of shares expected to last for approximately 2 years (24 months) months. However, a change in business conditions, strategy or equity market performance could alter this projection. If this proposal is approved, Aytu intends to register the additional shares available for grant under the Aytu Incentive Plan on Form S-8 prior to making awards of such additional shares.

If the amendment of the Aytu Incentive Plan is not approved by Aytu’s stockholders, the plan will remain in effect and awards will continue to be made under the plan to the extent any shares remain available. However, Aytu may not be able to continue our equity incentive program in an amount sufficient to provide competitive equity compensation. This could preclude Aytu from successfully attracting and retaining highly skilled employees. The Aytu Board believes that the Aytu Incentive Plan, as amended, will be sufficient to achieve Aytu’s recruiting, retention and incentive goals for the next twelve months and will be essential to Aytu’s future success.

Aytu stockholders should be aware that the issuance of additional shares of common stock under the Aytu Incentive Plan will have a dilutive effect on existing Aytu stockholders. Aytu manages its long-term stockholder dilution by limiting the number of equity awards granted annually. The compensation committee of the Aytu Board carefully monitors total dilution and equity expense to ensure that Aytu maximizes stockholder value by granting only the appropriate number of equity awards necessary to attract, reward and retain talented employees.

Aytu’s executive officers and directors have an interest in the approval of the amendment to the Aytu Incentive Plan by Aytu’s stockholders because they are eligible to receive awards under the Aytu Incentive Plan.

On January 9, 2020, the closing sale price per share of Aytu common stock on Nasdaq was $0.8487.

Following is a summary of the principal features of the Aytu Incentive Plan, as proposed to be amended. The summary is qualified by the full text of the Aytu Incentive Plan, as amended, attached to this proxy statement as Annex I.

Key Provisions

Following are the key provisions of the Aytu Incentive Plan, as proposed to be amended:

Provisions of Aytu Incentive Plan	Description
Eligible Participants	Employees, directors, consultants, advisors and other independent contractors of Aytu, its subsidiaries and any successor entity that adopts the Aytu Incentive Plan.
Share Reserve

•   Total of 5,000,000 shares of our common stock (including the proposed increase of 2,000,000 shares). Consistent with this increase, the maximum number of shares that may be issued as Incentive Stock Options qualified under Code section 422 is 5,000,000 shares (including the proposed increase of 2,000,000 shares).

•   Shares of common stock that are issued under the Aytu Incentive Plan or that are subject to outstanding awards will be applied to reduce the number of shares reserved for issuance under the Aytu Incentive Plan.

•   In the event that an award granted under the Aytu Incentive Plan expires or is terminated or cancelled unexercised or unvested as to any shares of common stock, or in the event that shares of common stock are issued as restricted stock or as part of another award under the Aytu Incentive Plan and thereafter forfeited or reacquired by us, such shares will return to the share reserve and will again be issuable under the Aytu Incentive Plan.

Provisions of Aytu Incentive Plan	Description
Award Types

•   Incentive stock options

•   Non-qualified stock options

•   Restricted stock

•   Restricted stock units

•   Unrestricted stock

•   Performance shares

•   Stock appreciation rights

•   Dividend equivalent rights

•   Cash-based awards

Vesting	Determined by the Compensation Committee of the Board of Directors
Award Limits	Stock options and stock appreciation rights covering no more than 2,000,000 shares may be issued to a single participant pursuant to awards under the Aytu Incentive Plan in a calendar year.
Aytu Incentive Plan Termination Date	April 16, 2025

Summary of the Aytu Incentive Plan

The following description of certain features of the Aytu Incentive Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Aytu Incentive Plan that is attached hereto as Annex I.

Plan Administration.    The Aytu Incentive Plan is administered by the Aytu Board or a committee designated by the Aytu Board. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Aytu Incentive Plan. The administrator may delegate to Aytu’s Chief Executive Officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Eligibility.    Persons eligible to participate in the Aytu Incentive Plan are those full or part-time officers, employees, non-employee directors, directors and other key persons of Aytu as selected from time to time by the administrator in its discretion. As of the date of this proxy statement, approximately 84 individuals are currently eligible to participate in the Aytu Incentive Plan, which includes 3 officers, 75 employees who are not officers, and 6 non-employee directors.

Plan Limits.    The maximum award value of stock options or stock appreciation rights granted to any one individual will not exceed 2,000,000 shares of common stock (subject to adjustment for stock splits and similar events) for any calendar year period. In addition, no more than 5,000,000 shares will be issued in the form of incentive stock options.

Effect of Awards.    For purposes of determining the number of shares of common stock available for issuance under the Aytu Incentive Plan, the grant of any award will be counted as one share for each share of common stock actually subject to the award.

Stock Options.    The Aytu Incentive Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Aytu Incentive Plan will be non-qualified stock options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Aytu and its subsidiaries. The option exercise price of each option will be determined by the administrator but may not be less than 100 percent of the fair market value of the common stock on the date of grant.

The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The compensation committee of the Aytu Board will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the administrator. In general, unless otherwise permitted by the administrator, no option granted under the Aytu Incentive Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee for at least six months or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered to Aytu by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the administrator may permit non-qualified stock options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year, and for incentive stock options awarded to Ten Percent Owners, as defined in the Code, the option exercise price may not be less than 110% of the fair market value of the common stock on the date of grant, and the exercise period may not exceed five years.

Stock Appreciation Rights.    The administrator may award stock appreciation rights subject to such conditions and restrictions as the administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant. The maximum term of a stock appreciation right is ten years.

Restricted Stock.    The administrator may award shares of common stock to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with us through a specified restricted period.

Restricted Stock Units.    The administrator may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with Aytu through a specified vesting period. In the administrator’s sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a deferred stock unit award, subject to the participant’s compliance with the procedures established by the administrator and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

Unrestricted Stock Awards.    The administrator may also grant shares of common stock, which are free from any restrictions under the Aytu Incentive Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Performance Share Awards.    The administrator may grant performance share awards to any participant which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as the administrator shall determine. Except in the case of retirement, death, disability or a change in control, these awards granted to employees will have a vesting period of at least one year.

Dividend Equivalent Rights.    The administrator may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights granted as a component of another award subject to performance vesting may be paid only if the related award becomes vested. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

Cash-Based Awards.    The administrator may grant cash bonuses under the Aytu Incentive Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Change of Control Provisions.    The Aytu Incentive Plan provides that upon the effectiveness of a “sale event” as defined in the Aytu Incentive Plan, except as otherwise provided by the administrator in the award agreement, all stock options, stock appreciation rights and other awards will be assumed or continued by the successor entity and adjusted accordingly to take into account the impact of the transaction. To the extent, however, that the parties to such sale event do not agree that all stock options, stock appreciation rights or any other awards shall be assumed or continued, then such stock options and stock appreciation rights shall become fully exercisable and the restrictions and conditions on all such other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion. In addition, in the case of a sale event in which Aytu’s stockholders will receive cash consideration, Aytu may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto.

Adjustments for Stock Dividends, Stock Splits, Etc.    The Aytu Incentive Plan requires the administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Aytu Incentive Plan, to certain limits in the Aytu Incentive Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding.    Participants in the Aytu Incentive Plan are responsible for the payment of any federal, state or local taxes that Aytu is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the administrator, participants may elect to have the minimum tax withholding obligations satisfied by authorizing Aytu to withhold shares of common stock to be issued pursuant to the exercise or vesting of such award.

Amendments and Termination.    The Aytu Board may at any time amend or discontinue the Aytu Incentive Plan and the administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of any exchange on which Aytu’s stock is listed, any amendments that materially change the terms of the Aytu Incentive Plan will be subject to approval by our stockholders. Amendments shall also be subject to approval by our stockholders if and to the extent determined by the administrator to be required by the Internal Revenue Code to preserve the qualified status of incentive stock options.

Effective Date of Aytu Incentive Plan.    The Aytu Board adopted the Aytu Incentive Plan on April 16, 2015, and the plan became effective on the date it was approved by stockholders, which was June 1, 2015. The plan was subsequently amended with stockholder approval in November 2016 and July 2017. Awards of incentive stock options may be granted under the plan until April 16, 2025, and if the proposed amendment is approved by stockholders until the date that is ten years after the earlier of the date the amendment was adopted by the Aytu board of directors and the date the amendment was approved by shareholders. No other awards may be granted under the Aytu Incentive Plan after the date that is 10 years from the date of stockholder approval.

If approved, the proposed amendments to the Aytu Incentive Plan will be effective immediately after such approval.

Aytu Incentive Plan Benefits

The number of awards, and shares subject thereunder, that an employee, director, or consultant may receive under the Aytu Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table shows, for each of the individuals and the various groups indicated, the number of shares of Aytu’s common stock underlying awards that have been granted (even if not currently outstanding) under the Aytu Incentive Plan since its approval by Aytu’s stockholders in June 2015 through January 15, 2020.

Name of Individual or Identity of Group and Principal Position	Number of Shares of Restricted Stock Granted (#)	Number of Options Granted (#)
Joshua R. Disbrow Chief Executive Officer and Director	453,475	225
Jarrett T. Disbrow Chief Operating Officer, Secretary and Treasurer	342,913	225
David A. Green Chief Financial Officer	266,250	—
All current executive officers as a group	1,062,368	450
All current directors who are not executive officers as a group	725,652	219
Each nominee for election as a director	—	—
Each associate of any of such directors, executive officers or nominees	—	—
Each other person who received or is to receive 5 percent of such awards	—	—
All employees (excluding executive officers) as a group	1,023,151	—

Equity Compensation Plan Information

The following table provides information as of January 15, 2020, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders	1,482	$325.54	652,179
Equity compensation plans not approved by security holders	1,624	$594.63	—
Total	3,106	$466.24	652,179

Market Value

The closing price of our common stock on The Nasdaq Capital market on January 9, 2020 was $0.8487 per share.

Summary of Federal Income Tax Consequences of the Aytu Incentive Plan

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Aytu Incentive Plan. The summary is intended only as a general guide and it does not describe all federal tax consequences under the Aytu Incentive Plan, nor does it describe state or local, foreign, or other tax consequences. The summary does not attempt to describe all possible federal income tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer’s particular situation may be such that some variation of the described rules is applicable. Accordingly, this summary is not intended to be, and should not be construed as, federal income tax advice with respect to any participant in the Plan. Recipients of awards under the Aytu Incentive Plan should consult their own tax advisors to determine the tax consequences to them as a result of their particular circumstances.

The Plan is designed to permit the award of incentive stock options and non-qualified stock options. Options granted under the Plan are intended to be exempt from Code Section 409A and have been designed and will be administered accordingly. However, there is no guaranty that the Internal Revenue Service will not take a contrary position. The tax consequences described below assume that options will be exempt from Code Section 409A. If the options are found not to be exempt from Code Section 409A different and less favorable tax treatment could result, including recognition of income at the time of vesting of the Option whether or not such Option is exercised, and a 20% penalty tax.

Incentive Stock Options.    No taxable income is generally recognized for regular income tax purposes by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) Aytu will not be entitled to any deduction for federal income tax purposes.

The difference between the option exercise price and the fair market value of the shares of common stock on the exercise date of an incentive stock option is treated as an adjustment in computing the participant’s alternative minimum taxable income and may be subject to the alternative minimum tax, which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to (i) certain subsequent sales of the shares in a disqualifying disposition, (ii) certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares, and (iii) certain tax credits that may arise with respect to participants subject to the alternative minimum tax.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and (ii) we will be entitled to deduct such amount (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax-reporting obligation). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Special rules apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified stock option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Stock Options.    No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise (and withholding of income and employment taxes will apply if the participant is or was an employee), and we receive a tax deduction for the same amount (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax-reporting obligation), and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules apply where all or a portion of the exercise price of the non-qualified stock option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights.    A participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock.    A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the “determination date” (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The “determination date” is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable, or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date will be after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service, or IRS, no later than 30 days after the date the shares are acquired. Upon the taxable disposition of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will generally be taxed as capital gain or loss; however, for any shares returned to Aytu pursuant to a forfeiture provision, a participant’s loss may be computed based only on the purchase price (if any) of the shares and may not take into account any income recognized by reason of a Section 83(b) election. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

Restricted Stock Units.    No taxable income is recognized upon receipt of a restricted stock unit award. In general, the participant will recognize ordinary income in the year in which the units vest and are settled in an amount equal to any cash received and the fair market value of any non-restricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Other Awards.    Aytu generally will be entitled to a tax deduction in connection with an award under the Aytu Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax-reporting obligation). Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments.    The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to Aytu, in whole or in part, and may subject the recipient to a non-deductible 20 percent federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions.    Under Section 162(m) of the Code, Aytu’s deduction for certain awards under the Aytu Incentive Plan may be limited to the extent that the Chief Executive Officer, Chief Financial Officer or certain other executive officers receive compensation in excess of $1 million a year. Prior to November 2, 2017, Code Section 162(m) exempted from this limitation “performance-based compensation” that otherwise met the requirements of Section 162(m) of the Code. However, as a result of changes in the law, this exemption for performance-based compensation only will apply to Awards that were outstanding as of November 2, 2017 and have not been materially modified since then.

Vote Required

Approval of the proposal to amend the Aytu Incentive Plan requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the amendment to the Aytu Incentive Plan will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the proposal to amend the Aytu Incentive Plan because these failures to vote are not considered “votes cast.”

Recommendation

THE AYTU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO AMEND THE AYTU INCENTIVE PLAN.

Unless marked otherwise, proxies received by Innovus stockholders will be voted “FOR” the proposal to amend the Aytu Incentive Plan.

AYTU PROPOSAL III: Ratification of the Decision of Aytu’s board of directors to Amend AND RESTATE Aytu’s Bylaws to Allow for Virtual Meetings of stockholders

Sections 1 and 3 of Article I of Aytu’s Amended and Restated Bylaws provide that Aytu’s board of directors may determine that any annual or special meeting of stockholders may be held solely by means of remote communication, subject to such guidelines and procedures as the board of directors may adopt, as permitted by applicable law. Such a meeting held solely by means of remote communication is referred to as a “virtual meeting.” Aytu’s board of directors has determined that it may hold future annual or special meetings of stockholders as virtual meetings at which stockholders would be able to remotely participate and cast their votes at the meeting in real time. Holding a meeting as a virtual meeting would allow stockholders to participate in the meeting and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or as a virtual meeting, provided that (i) Aytu implements reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder; (ii) Aytu implements reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings; and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of that vote or other action must be maintained by Aytu.

Historically, a stockholder who wanted to attend a meeting of Aytu’s stockholders was required to attend the meeting in person at the physical location of the meeting. Meetings of Aytu stockholders may not be in a convenient location for many Aytu stockholders. Aytu’s board of directors believes that providing for virtual meetings will give the board of directors the ability to enhance the opportunity of Aytu stockholders to attend and participate in meetings of stockholders. Furthermore, even if the board of directors permits stockholders to participate in a stockholder meeting by means of remote communication, the board of directors may determine that stockholder meetings will continue to be held in person at a physical location and all stockholders will continue to be entitled to attend stockholder meetings in person if they prefer to do so. This proposal is not intended to have any effect on the ability of stockholders to vote their shares by proxy, via telephone, the Internet, or by completion of a proxy card, any time before a meeting of stockholders. The text of the amended and restated bylaws of Aytu that allow for participation in stockholder meetings by means of virtual meeting technology is included as Annex E (marked to show these changes)

Under Delaware law, Aytu is not required to obtain stockholder approval of the board of directors’ decision with respect to virtual meetings. However, Aytu values the opinion of its stockholders and wants to provide its stockholders with an opportunity to vote to ratify, on a non-binding basis, the bylaw amendment. While this ratification vote is not binding on Aytu or its board of directors, the board of directors will consider the outcome of the vote when making the final determination whether to implement virtual meetings.

Vote Required and Board of Directors Recommendation

Approval of the proposal to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s bylaws to allow for participation in stockholder meetings by means of virtual meeting technology requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the bylaw amendment will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the proposal to ratify the decision by Aytu’s board of directors to amend and restate Aytu’s Bylaws because these failures to vote are not considered “votes cast.”

AYTU PROPOSAL IV: ADJOURNMENT OF THE AYTU SPECIAL MEETING

Aytu stockholders are being asked to approve a proposal that will give the Chairman of the Aytu Board authority to adjourn the Aytu special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Aytu special meeting or any adjournment or postponement thereof. If this proposal is approved, the Aytu special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Aytu special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Aytu consistent with the terms of the merger agreement or with the consent of Innovus.

If the Aytu special meeting is adjourned, Aytu stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the Aytu adjournment proposal, your shares will be voted in favor of the Aytu adjournment proposal.

Vote Required

Approval of the Aytu adjournment proposal requires the affirmative vote of a majority of the votes present at the Aytu special meeting by Aytu stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present). For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Recommendation

THE AYTU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE AYTU ADJOURNMENT PROPOSAL.

Unless marked otherwise, proxies received by Innovus stockholders will be voted “FOR” the Aytu adjournment proposal.

DESCRIPTION OF AYTU CAPITAL STOCK

General

Aytu is authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, noting a proposal in the preliminary proxy statement filed November 21, 2019 to increase the authorized shares of common stock from 100,000,000 to 200,00,000, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

As of January 15, 2020, a total of 20,733,052 shares of Aytu common stock were issued and outstanding, no shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series E Preferred Stock, were issued and outstanding, 400,000 shares of Series D Preferred Stock were issued and outstanding, 10,000 shares of Series F Preferred Stock were issued and outstanding (convertible into 10,000,000 shares of common stock pending stockholder approval), and 9,805,845 shares of Series G Preferred Stock were issued and outstanding.

Securities to be Issued in the Merger

Common Stock

The holders of common stock are entitled to one vote per share. Aytu’s Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of Aytu’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the Aytu Board out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Aytu Board and issued in the future.

CVRs

See the description of the CVRs included in the section entitled “Description of the CVRs” beginning on page 228 of this joint proxy statement/prospectus.

Series H Preferred Stock

Conversion.    Each share of Series H Preferred Stock will be initially convertible at any time at the holder’s option into one share of Aytu common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the certificate of designation further provides that Aytu shall not affect any conversion of the Series H Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder (together with its affiliates, and any persons acting as a group together with the holder or any of its affiliates) would beneficially own a number of shares of common stock in excess of 40% of the shares of Aytu common stock then outstanding after giving effect to such exercise.

Fundamental Transaction.    In the event Aytu consummates a merger or consolidation with or into another person or other reorganization event in which Aytu common stock is converted or exchanged for securities, cash or other property, or Aytu sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets or Aytu or another person acquires 50% or more of Aytu’s outstanding shares of common stock, then following such event, the holders of the Series H Preferred Stock will be entitled to receive upon conversion of such Series H Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted their Series H Preferred Stock immediately prior to such fundamental transaction. Any successor to Aytu or surviving entity shall assume the obligations under the Series H Preferred Stock.

Liquidation Preference.    In the event of a liquidation, the holders of Series H Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of Aytu common stock in any distribution of Aytu’s assets to the holders of the common stock.

Voting Rights.    With certain exceptions, as described in the certificate of designation, the Series H Preferred Stock will have no voting rights. However, as long as any shares of Series H Preferred Stock remain outstanding, the certificate of designation provides that Aytu shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series H Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series E

Preferred Stock or alter or amend the certificate of designation, (b) amend Aytu’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Series H Preferred Stock or (d) enter into any agreement with respect to any of the foregoing.

Dividends.    The certificate of designation provides, among other things, that Aytu shall not pay any dividends on shares of common stock (other than dividends in the form of Aytu common stock) unless and until such time as it pays dividends on each share of Series H Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the certificate of designation provides that no other dividends shall be paid on shares of Series H Preferred Stock and that Aytu shall pay no dividends (other than dividends in the form of Aytu common stock) on shares of common stock unless Aytu simultaneously complies with the previous sentence.

Repurchase Restrictions.    The certificate of designation does not provide for any restriction on the repurchase of Series E Preferred Stock while there is any arrearage in the payment of dividends on the Series H Preferred Stock. There will be no sinking fund provisions applicable to the Series H Preferred Stock.

Redemption.    Aytu will not be obligated to redeem or repurchase any shares of Series H Preferred Stock. Shares of Series H Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing.    The Series H Preferred Stock is not listed on any securities exchange or other trading system.

Outstanding Preferred Stock

Aytu’s Certificate of Incorporation provides the Aytu Board with the authority to divide the preferred stock into series and to fix and determine the rights and preferences of the shares of any series of preferred stock established to the full extent permitted by the laws of the State of Delaware and Aytu’s Certificate of Incorporation. Aytu previously designated 10,000 shares as Series A Preferred Stock. No shares of Series A Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 3,216 shares as Series B Preferred Stock. No shares of Series B Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 8,342,993 shares as Series C Preferred Stock. No shares of Series C Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 400,000 shares as Series D Preferred Stock. 400,000 shares of Series D Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 2,751,148 shares as Series E Preferred Stock. No shares of Series E Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 10,000 shares as Series F Preferred Stock (convertible into 10,000,000 shares of common stock pending stockholder approval). 10,000 shares of Series F Preferred Stock were outstanding as of January 15, 2020. Aytu also previously designated 9,805,845 shares as Series G Preferred Stock. 9,805,845 shares of Series G Preferred Stock were outstanding as of January 15, 2020.

Series D Preferred Stock

Conversion.    Each share of Series D Preferred Stock is convertible at any time at the holder’s option into one share of Aytu common stock, which conversion ratio is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the certificate of designation provides that Aytu shall not affect any conversion of the Series D Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of Series C Preferred Stock (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Aytu common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of Aytu common stock then outstanding after giving effect to such exercise.

Fundamental Transaction.    In the event Aytu consummates a merger or consolidation with or into another person or other reorganization event in which the Aytu common stock is converted or exchanged for securities, cash or other property, or Aytu sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets or Aytu or another person acquires 50% or more of Aytu’s outstanding shares of Aytu common stock, then following such event, the holders of the Series D Preferred Stock will be entitled to receive upon conversion of such Series D Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted their Series D Preferred Stock immediately prior to such fundamental transaction. Any successor to Aytu or the surviving entity shall assume the obligations under the Series D Preferred Stock.

Liquidation Preference.    In the event of a liquidation, the holders of Series D Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of Aytu common stock in any distribution of Aytu’s assets to the holders of Aytu common stock.

Voting Rights.    With certain exceptions, as described in the certificate of designation, the Series D Preferred Stock has no voting rights. However, as long as any shares of Series D Preferred Stock remain outstanding, the certificate of designation provides that Aytu shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series D Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock or alter or amend the Series D Certificate of Designation, (b) amend Aytu’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series D Preferred Stock, (c) increase the number of authorized shares of Series D Preferred Stock or (d) effect a stock split or reverse stock split of the Series D Preferred Stock or any like event.

Dividends.    The certificate of designation provides, among other things, that Aytu shall not pay any dividends on shares of Aytu common stock (other than dividends in the form of Aytu common stock) unless and until such time as it pays dividends on each share of Series D Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the certificate of designation provides that no other dividends shall be paid on shares of Series D Preferred Stock and that Aytu shall pay no dividends (other than dividends in the form of Aytu common stock) on shares of Aytu common stock unless it simultaneously complies with the previous sentence.

Repurchase Restrictions.    The certificate of designation does not provide for any restriction on the repurchase of Series D Preferred Stock while there is any arrearage in the payment of dividends on the Series D Preferred Stock. There will be no sinking fund provisions applicable to the Series D Preferred Stock.

Redemption.    Aytu will not be obligated to redeem or repurchase any shares of Series D Preferred Stock. Shares of Series D Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing.    The Series D Preferred Stock is not listed on any securities exchange or other trading system.

Series E Preferred Stock

Conversion.    Each share of Series E Preferred Stock will be initially convertible at any time at the holder’s option into one share of Aytu common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the certificate of designation further provides that Aytu shall not affect any conversion of the Series E Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder (together with its affiliates, and any persons acting as a group together with the holder or any of its affiliates) would beneficially own a number of shares of common stock in excess of 40% of the shares of Aytu common stock then outstanding after giving effect to such exercise.

Fundamental Transaction.    In the event Aytu consummates a merger or consolidation with or into another person or other reorganization event in which Aytu common stock is converted or exchanged for securities, cash or other property, or Aytu sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets or Aytu or another person acquires 50% or more of Aytu’s outstanding shares of common stock, then following such event, the holders of the Series E Preferred Stock will be entitled to receive upon conversion of such Series E Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted their Series E Preferred Stock immediately prior to such fundamental transaction. Any successor to Aytu or surviving entity shall assume the obligations under the Series E Preferred Stock.

Liquidation Preference.    In the event of a liquidation, the holders of Series E Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of Aytu common stock in any distribution of Aytu’s assets to the holders of the common stock.

Voting Rights.    With certain exceptions, as described in the certificate of designation, the Series E Preferred Stock will have no voting rights. However, as long as any shares of Series E Preferred Stock remain outstanding, the certificate of designation provides that Aytu shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series E Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series E Preferred Stock or alter or amend the certificate of designation, (b) amend Aytu’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Series E Preferred Stock or (d) enter into any agreement with respect to any of the foregoing.

Dividends.    The certificate of designation provides, among other things, that Aytu shall not pay any dividends on shares of common stock (other than dividends in the form of Aytu common stock) unless and until such time as it pays dividends on each share of Series E Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the certificate of designation provides that no other dividends shall be paid on shares of Series E Preferred Stock and that Aytu shall pay no dividends (other than dividends in the form of Aytu common stock) on shares of common stock unless Aytu simultaneously complies with the previous sentence.

Repurchase Restrictions.    The certificate of designation does not provide for any restriction on the repurchase of Series E Preferred Stock while there is any arrearage in the payment of dividends on the Series E Preferred Stock. There will be no sinking fund provisions applicable to the Series E Preferred Stock.

Redemption.    Aytu will not be obligated to redeem or repurchase any shares of Series E Preferred Stock. Shares of Series E Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing.    The Series E Preferred Stock is not listed on any securities exchange or other trading system.

Series F Preferred Stock

Conversion.    Prior to receiving Aytu shareholder approval, the Series F Preferred Stock is non-convertible. If Aytu shareholder approval is received, each share of Series F Preferred Stock will be convertible at any time at the holder’s option into shares of Aytu common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the certificate of designation further provides that Aytu shall not affect any conversion of the Series F Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder (together with its affiliates, and any persons acting as a group together with the holder or any of its affiliates) would beneficially own a number of shares of common stock in excess of 9.99% or 40% with respect to Armistice of the shares of common stock then outstanding after giving effect to such exercise.

Fundamental Transaction.    In the event Aytu consummates a merger or consolidation with or into another person or other reorganization event in which Aytu’s common stock is converted or exchanged for securities, cash or other property, or Aytu sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets or Aytu or another person acquires 50% or more of the outstanding shares of Aytu common stock, then following such event, the holders of the Series F Preferred Stock will be entitled to receive upon conversion of such Series F Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted their Series F Preferred Stock immediately prior to such fundamental transaction. Any successor to Aytu or surviving entity shall assume the obligations under the Series F Preferred Stock.

Liquidation Preference.    In the event of a liquidation, the holders of Series F Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of the common stock in any distribution of Aytu’s assets to the holders of the common stock.

Voting Rights.    With certain exceptions, as described in the certificate of designation, the Series F Preferred Stock will have no voting rights. However, as long as any shares of Series F Preferred Stock remain outstanding, the certificate of designation provides that we shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series F Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series F Preferred Stock or alter or amend the certificate of designation, (b) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Series F Preferred Stock or (d) enter into any agreement with respect to any of the foregoing.

Dividends.    The Series F Certificate of Designation provides, among other things, that Aytu shall not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as dividends are paid on each share of Series F Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the Series F Certificate of Designation provides that no other dividends shall be paid on shares of Series F Preferred Stock and that no dividends (other than dividends in the form of common stock) shall be paid on shares of common stock unless Aytu simultaneously complies with the previous sentence.

Repurchase Restrictions.    The Series F Certificate of Designation does not provide for any restriction on the repurchase of Series F Preferred Stock by Aytu while there is any arrearage in the payment of dividends on the Series F Preferred Stock. There will be no sinking fund provisions applicable to the Series F Preferred Stock.

Redemption.    Aytu is not obligated to redeem or repurchase any shares of Series F Preferred Stock. Shares of Series F Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing.    The Series F Preferred Stock is not listed on any securities exchange or other trading system.

Series G Preferred Stock

Conversion.    Prior to Aytu shareholder approval, the Series G Preferred Stock is non-convertible. If shareholder approval is obtained, each share of the Series G Preferred Stock shall be convertible, at the option of the Holder and solely in connection with either (i) distribution of the underlying shares of Aytu common stock issuable upon conversion to Holder’s shareholders or (ii) sale of the underlying shares of Aytu common stock issuable upon conversion in open market broker transactions or private sales to unaffiliated third parties, into one share of Aytu common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations.

Fundamental Transaction.    In the event Aytu consummates a merger or consolidation with or into another person or other reorganization event in which Aytu’s common stock is converted or exchanged for securities, cash or other property, or Aytu sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets or Aytu or another person acquires 50% or more of the outstanding shares of Aytu common stock, then following such event, the holders of the Series G Preferred Stock will be entitled to receive upon conversion of such Series G Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted their Series G Preferred Stock immediately prior to such fundamental transaction. Any successor to Aytu or surviving entity shall assume the obligations under the Series G Preferred Stock.

Liquidation Preference.    In the event of a liquidation, the holders of Series G Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of the common stock in any distribution of Aytu’s assets to the holders of the common stock.

Voting Rights.    With certain exceptions, as described in the Series G Certificate of Designation, the Series G Preferred Stock will have no voting rights. However, as long as any shares of Series G Preferred Stock remain outstanding, the Series G Certificate of Designation provides that Aytu shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series G Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series G Preferred Stock or alter or amend the Series G Certificate of Designation, (b) amend Aytu’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series G Preferred Stock, (c) increase the number of authorized shares of Series G Preferred Stock or (d) enter into any agreement with respect to any of the foregoing.

Dividends.    The Series G Certificate of Designation provides, among other things, that Aytu shall not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as dividends are paid on each share of Series G Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the Series G Certificate of Designation provides that no other dividends shall be paid on shares of Series G Preferred Stock and that no dividends (other than dividends in the form of common stock) shall be paid on shares of common stock unless Aytu simultaneously complies with the previous sentence.

Repurchase Restrictions.    The Series G Certificate of Designation does not provide for any restriction on the repurchase of Series G Preferred Stock by Aytu while there is any arrearage in the payment of dividends on the Series G Preferred Stock. There will be no sinking fund provisions applicable to the Series G Preferred Stock.

Redemption.    Aytu is not obligated to redeem or repurchase any shares of Series G Preferred Stock. Shares of Series G Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing.    The Series G Preferred Stock is not listed on any securities exchange or other trading system.

Outstanding Warrants

As of January 15, 2020, Aytu had outstanding warrants to purchase an aggregate of 26,459,663 shares of our common stock, consisting of:

•        Warrants to purchase 35 shares of our common stock that were issued in February 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $3,120.00, and provide for cashless exercise;

•        Warrants to purchase 22 shares of our common stock that were issued in February 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $300.00, and provide for cashless exercise;

•        Warrants to purchase 58 shares of our common stock that were issued in May 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $1,920.00, and provide for cashless exercise;

•        Warrants to purchase 1,361 shares of our common stock that were issued in the public offering of common stock and warrants we completed on May 6, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $2,400.00;

•        Warrants to purchase 767 shares of our common stock that were issued upon the closing of our public offering on May 5, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $2,400.00;

•        Warrants to 279 shares of common stock issued to the underwriters of our public offering. These warrants are exercisable beginning May 2, 2017 until May 2, 2021 and have an exercise price equal to $300.00;

•        Warrants with a release to purchase 221 shares of common stock issued to the Luoxis stockholders. These warrants expire on July 7, 2021 and have an exercise price equal to $1,600.00;

•        Warrants to purchase 10,548 shares of our common stock that were issued upon the closing of our public offering on November 2, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $744.00;

•        Warrants to purchase 1,009 shares of common stock issued to the underwriters of our November public offering. These warrants are exercisable beginning October 27, 2016 until October 27, 2021 and have an exercise price equal to $300.00;

•        Warrants to purchase 221,006 shares of our common stock that were issued in the public offering of common stock, preferred stock and warrants we completed on August 15, 2017. These warrants are exercisable for five years from issuance and have an exercise price equal to $72.00;

•        Warrants to purchase 19,749 shares of our common stock that were issued in August 2017 to the placement agents in our public offering of common stock, preferred stock and warrants we completed on August 15, 2017. These placement agents’ warrants have a term of five years from August 25, 2017, and have an exercise price of $72.00, and provide for cashless exercise;

•        Warrants to purchase 1,527,606 shares of our common stock that were issued in the public offering of common stock, preferred stock and warrants we completed on March 6, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $10.80; and

•        Warrants to purchase 100,000 shares of our common stock were issued in on March 23, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $10.80.

•        Warrants to purchase 10,173,593 shares of our common stock were issued in on October 9, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $1.50.

•        Warrants to purchase 4,403,409 shares of our common stock were issued in on April 18, 2019. These warrants are exercisable for five years from issuance and have an exercise price equal to $1.00.

•        Warrants to purchase 10,000,000 shares of our common stock were issued in on October 11, 2019. These warrants are exercisable for five years from issuance and have an exercise price equal to $1.25.

Outstanding Options

On June 1, 2015, Aytu’s stockholders approved the 2015 Aytu Incentive and Stock Option Plan, which provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3,000,000 shares of common stock. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by Aytu prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the Aytu Incentive Plan will be added back to the shares of common stock available for issuance under the Aytu Incentive Plan.

As of January 15, 2020 Aytu had outstanding options to purchase an aggregate of 1,482 shares of our common stock at a weighted average exercise price of $325.54 per share. Of these, an aggregate of 1,482 are vested and exercisable.

The Aytu Incentive Plan is administered by the Aytu Board or a committee designated by the Board. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Aytu Incentive Plan. The Administrator may delegate to Aytu’s Chief Executive Officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Persons eligible to participate in the Aytu Incentive Plan are full or part-time officers, employees, non-employee directors, directors and other key persons (including consultants and prospective officers) of Aytu and its subsidiaries as selected from time to time by the administrator in its discretion. Approximately 35 individuals are currently eligible to participate in the Aytu Incentive Plan, which includes officers, employees who are not officers, non-employee director, former employees and other individuals who are primarily consultants.

The Aytu Incentive Plan provides that upon the effectiveness of a “sale event” as defined in the Aytu Incentive Plan, except as otherwise provided by the Administrator in the award agreement, all stock options, stock appreciation rights and other awards will be assumed or continued by the successor entity and adjusted accordingly to take into account the impact of the transaction. To the extent, however, that the parties to such sale event do not agree that all stock options, stock appreciation rights or any other awards shall be assumed or continued, then such stock options and stock appreciation rights shall become fully exercisable and the restrictions and conditions on all such other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, in the case of a sale event in which our stockholders will receive cash consideration, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto.

Quotation on the NASDAQ Capital Market

Aytu’s common stock is quoted on the NASDAQ Capital Market under the symbol “AYTU”. Aytu also has two series of warrants quoted on the OTCQB under the symbols “AYTUW” and “AYTUZ”.

Transfer Agent

The transfer agent of Aytu’s common stock is Issuer Direct Corporation. Their address is 1 Glenwood Ave, Suite 1001, Raleigh, NC 27603.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law.    Aytu is subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•        at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•        the owner of 15% or more of the outstanding voting stock of the corporation;

•        an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•        the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Aytu’s certificate of incorporation and bylaws do not exclude it from the restrictions of Section 203. Aytu anticipates that the provisions of Section 203 might encourage companies interested in acquiring Aytu to negotiate in advance with the Aytu Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaw.    Provisions of Aytu’s certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in Aytu’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Aytu’s common stock. Among other things, these provisions include:

•        the authorization of 50,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be established and shares of which may be issued by the Aytu Board at its discretion from time to time and without stockholder approval;

•        limiting the removal of directors by the stockholders;

•        allowing for the creation of a staggered board of directors;

•        eliminating the ability of stockholders to call a special meeting of stockholders; and

•        establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

DESCRIPTION OF THE CVRS

Contingent Value Rights Agreement

The rights of holders of the CVRs will be governed by and subject to the terms and conditions of a Contingent Value Rights Agreement, which is referred to in this joint proxy statement/prospectus as the CVR agreement, to be entered into at or prior to the completion of the merger by Aytu, Innovus, Ms. Vivian Liu, as representative of the Innovus stockholders and a rights agent selected by Aytu and reasonably acceptable to Innovus (currently anticipated to be Direct Transfer LLC). The following summary describes the material provisions of the CVR agreement. This summary may not contain all of the information about the CVRs that is important to you. The form of CVR agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus, and we encourage you to read it carefully and in its entirety for a more complete understanding of the CVRs.

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through (i) the transfer of any or all of the CVRs (upon the death of the holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the holder is a partnership or limited liability company, a pro-rata distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (viii) if a holder is holding on behalf of a beneficial owner, a transfer to such beneficial owner or (ix) the transfer of any or all of the CVRs to Aytu or one of its affiliates in a privately negotiated transaction or a tender offer.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Aytu. The sole right of each holder of a CVR is the right to receive the milestone payments, if any, in accordance with the CVR agreement. The rights agent will maintain an up-to-date register for the purposes of registering the CVRs and permitted transfers thereof in a book-entry position for each holder. Aytu’s obligation to make the milestone payment, if any becomes due, is an unsecured general obligation of Aytu and is not guaranteed by Aytu’s affiliates.

Milestone Payment

Each CVR entitles the holder to receive its pro rata share of the following milestone payments, made in shares of Aytu common stock or, in Aytu’s sole discretion, in cash, if such operating milestones are achieved:

1.      If Innovus’ historical business (the “Consumer Business Unit”) records $24 million in revenue for calendar 2019, an amount equal to $2,000,000. As of September 30, 2019, Innovus has recorded approximately $18 million in revenue during the 2019 period.

2.      If the Consumer Business Unit records $30 million in revenue for calendar 2020, an amount equal to $1,000,000. If the Consumer Business Unit achieves break-even in terms of profitability from operations for calendar 2020, an additional $1,000,000.

3.      If the Consumer Business Unit records $40 million in revenue for calendar 2021, an amount equal to $1,000,000. If the Consumer Business Unit achieves profitability from operations for calendar 2021, an additional $1,000,000.

4.      If the Consumer Business Unit records $50 million in revenue for calendar 2022, an amount equal to $2,500,000. If the Consumer Business Unit achieves profitability from operations for calendar 2022, then an additional $2,500,000.

5.      If the Consumer Business Unit records $75 million in revenue for calendar 2023, an amount equal to $2,500,000. If the Consumer Business Unit achieves profitability from operations for calendar 2023, then an additional $2,500,000.

If any of the above payment amounts is earned, they are to be paid by the end of the first quarter of the calendar year following the year in which they are earned. Multiple revenue milestones can be earned in one year. For example, if Innovus achieves $40 million in revenues in calendar 2020, then Aytu would issue the $2 million payments described in item (2) and item (3) above at that time plus any additional amount for profitability. Unless the parties later agree otherwise, the total number of shares of Aytu common stock that may be issued in connection with the CVRs is 2,666,667. Payments may be made in any combination of shares of Aytu common stock and/or cash. However, the sum of the fair value of such shares and any cash that is paid must equal the total payment amount owed to CVR holders.

Payment Date

On or before February 28 of the year following a milestone period, Aytu will deliver to the rights agent a certificate certifying that either (a) the holders of the CVRs are entitled to receive the applicable payment or (b) the relevant operational milestone was not achieved. From February 28 to May 31 of the year following a milestone period, holders of a majority-in-interest of the outstanding CVRs may send an objection notice to the rights agent objecting to the calculation of the payment or the determination that the relevant operational milestone was not achieved.

Aytu will, by March 20 of the year following the milestone period or within ten business days after the determination of the payment amount following holders’ delivery of an objection notice, deposit with the rights agent the applicable milestone payment amount in (a) certificates representing the number of shares of Aytu common stock or (b) in Aytu’s sole discretion, a cash amount representing the applicable milestone payment amount. Such amount of shares of cash will be distributed within ten calendar days by the rights agent to holders of the CVRs. To the extent a holder’s pro rata share of the payment would result in such holder receiving a fraction of a share of Aytu common stock, such holder shall instead receive a full additional share if the fractional share is .5 or greater and shall forfeit such fractional share if the fractional share is less than .5.

Aytu is entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts payable under the CVR agreement such amounts of shares of Aytu common stock or cash as are required to be deducted and withheld under the Code. The consent of the CVR holder is not required for any such withholding.

Innovus Warrants

If any warrant issued by Innovus prior to the merger is exercised during the term of the CVR agreement, then the holder of such warrant will be issued one CVR for each share of Aytu common stock received upon exercise of such warrant and shall become a holder of CVRs from that time forward. Any such holder shall then be entitled to participate with other holders in receiving its pro rata share of payments made with respect to the CVRs, but only with respect to any payment for which the achievement certificate is prepared and delivered after the date such warrants are exercised, but shall not be entitled to receive any payment for which the achievement certificate has already been delivered. The aggregate payment amounts will not be increased if warrants are exercised. Nor will the pro rata share of a particular CVR be increased if outstanding CVRs are retired as a result of being repurchased by Aytu.

Litigation Offsets

To the extent that Aytu’s costs (including any legal fees, judgments, settlement payments, etc.) in connection with or relating to two certain legal matters exceed $300,000 and $500,000, respectively, Aytu may in its discretion reduce one or more CVR payment amounts to offset such excess amounts.

Operating Covenants

Aytu has agreed to, until the earlier of the termination of the CVR agreement or December 31, 2024, (i) account for the results of the Consumer Business Unit pursuant to segment level reporting in accordance with GAAP, (ii) provide at least the amount of commercial support to the Consumer Business Unit that was provided by Innovus in 2018 and (iii) maintain product registrations, licenses and approvals and respond to queries and challenges and perform marketing activities of core products in a manner consistent with Innovus management of the Consumer Business Unit throughout 2018.

Amendment of the CVR Agreement

Aytu may, at any time and from time to time, unilaterally enter into one or more amendments to the CVR agreement for any of the following purposes, without the consent of the rights agent:

•        to evidence the succession of another person to Aytu and the assumption by any such successor of Aytu’s covenants; or

•        to evidence the termination of the registrar of the CVRs and the succession of another person as a successor rights agent and the assumption by any successor of the obligations of the registrar.

Aytu and the rights agent may at any time enter into one or more amendments to the CVR agreement for any of the following purposes:

•        to evidence the succession of another Person as a successor rights agent and the assumption by any successor of the covenants and obligations of the rights agent;

•        to add to Aytu’s covenants such further covenants, restrictions, conditions or provisions as the Aytu Board and the rights agent will consider to be for the protection of the holders of the CVRs;

•        to cure any ambiguity, to correct or supplement any provision of the CVR agreement that may be defective or inconsistent with any other provision herein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the holders of the CVRs or the ability of the Consumer Business Unit to achieve the operating milestones in any way; or

•        to add, eliminate or change any provision of CVR agreement unless such addition, elimination or change is adverse to the interests of the holders of the CVRs.

Aytu, with the consent of the Holders’ Representative (not to be unreasonably withheld), may amend the definition of CVR Payment Shares to increase the total number of CVR Payment Shares that may be issued under the CVR agreement and may make related and incidental amendments in connection with any such increase.

With the consent of the holders of not less than a majority of the outstanding CVRs and the rights agent, Aytu may enter into any amendment to the CVR agreement.

Aytu will (or will cause the rights agent to) provide notice, including the general terms, of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution of such amendment.

Consolidation, Merger, Sale or Conveyance

Aytu has agreed that it will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its assets to any person, unless (i) the surviving party or recipient of Aytu’s assets in such transaction expressly assumes payment of amounts on the CVRs and the performance of all duties and covenants of Aytu and (ii) Aytu provides a certificate to the rights agent certifying that such transaction complies with the terms of the CVR agreement.

Aytu Buyback Right

At any time, Aytu will have the right to purchase all the outstanding CVRs of any holder having a de minimis amount of CVRs by paying that holder an amount in cash that is equivalent to the aggregate consideration such holder would be owed if all future operational milestones were achieved. For purposes of this section, a “de minimis” amount of CVRs is an amount for which the aggregate consideration such holder would be owed if all future operational milestones were achieved is less than $100.

Termination of CVR Agreement

The CVR agreement will terminate and be of no further force or effect upon the earliest to occur of (a) the payment of the last possible payment due with respect to the operational milestones, (b) if an objection notice is not delivered within the objection period relating to the last milestone for which an achievement certificate has not been issued, the expiration of such objection period, (c) in the event of the delivery of an objection notice for such last milestone period, either (i) the final determination in accordance that no further operational milestone has been achieved or (ii) the fulfillment of any payment obligation required pursuant to a final determination made in accordance with the CVR agreement or (d) the date on which no CVRs are outstanding.

Arbitration

Any claim which the holders of the CVRs have the right to assert under the CVR agreement will be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Only Aytu, the rights agent and/or a majority in interest of the holders of CVRs may initiate an arbitration for any matter relating to the CVR agreement. However, in the event of a dispute arising from the delivery of an objection notice, the sole matter to be settled by arbitration will be whether an operational milestone has been achieved.

Any award payable in favor of the holders or the rights agent as a result of arbitration will be distributed to the holders based on their pro rata share. Aytu will pay all fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein; provided, however, that if the arbitrator rules in favor of Aytu, the arbitrator’s fees and expenses will be offset against any payment to be made with respect to the CVRs. Each party will be responsible for its own attorney fees, expenses and costs of investigation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AYTU

The following table sets forth information with respect to the beneficial ownership of Aytu’s common stock as of January 15, 2020 for:

•        each beneficial owner of more than 5% of Aytu’s outstanding common stock;

•        each of our director and named executive officers; and

•        all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock that can be acquired within 60 days of January 15, 2020. The percentage ownership information shown in the table is based upon 20,733,052 shares of common stock outstanding as of January 15, 2020.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of January 15, 2020. Aytu did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with “+”. The information in the tables below are based on information known to Aytu or ascertained from public filings made by the stockholders. Except as otherwise indicated in the table below, addresses of the director, executive officers and named beneficial owners are in care of Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Armistice Capital, LLC(1)	21,509,008	*62.6%

Directors and Named Executive Officers:
Joshua R. Disbrow(2)	547,830	2.6%
Jarrett T. Disbrow(3)	377,256	1.9%
David A. Green(4)	274,580	1.3%
Michael Macaluso(5)	202,842	1.0%
Carl C. Dockery(6)	154,795	+%
Gary Cantrell(7)	152,878	+%
John Donofrio(8)	152,701	+%
Ketan B. Mehta(9)	65,000	+%
All directors and executive officers as a group (eight persons)	1,927,883	9.3%

____________

*        Disregards beneficial ownership limitation.

+        Represents beneficial ownership of less than 1%.

(1)      Consists of (i) 7,871,212 shares, (ii) 5,000 shares of convertible preferred stock (convertible into 5,000,000 shares of common stock pending stockholder approval), and (iii) 13,632,796 shares issuable upon the exercise of warrants. Ownership amounts for Armistice Capital, LLC disregard the current agreement between Aytu and Armistice Capital, LLC limiting at any given time the ability of Armistice Capital, LLC to own more than 40% of the outstanding common stock.

(2)      Consists of (i) 71,573 shares, (ii) 453,475 restricted shares, (iii) 225 vested options to purchase shares of stock, and (iv) 22,557 shares issuable upon the exercise of warrants. Does not include 116 shares held by an irrevocable trust for estate planning in which Mr. Disbrow is a beneficiary. Mr. Disbrow does not have or share investment control over the shares held by the trust, Mr. Disbrow is not the trustee of the trust (nor is any member of Mr. Disbrow’s immediate family) and Mr. Disbrow does not have or share the power to revoke the trust. As such, under Rule 16a-8(b) and related rules, Mr. Disbrow does not have beneficial ownership over the shares purchased and held by the trust.

(3)      Consists of (i) 16,562 shares, (ii) 342,913 restricted shares, (iii) shares underlying 225 vested options to purchase shares of common stock and (iv) 17,556 shares issuable upon the exercise of warrants. Does not include 116 shares held by an irrevocable trust for estate planning in which Mr. Disbrow is a beneficiary. Mr. Disbrow does not have or share investment control over the shares held by the trust, Mr. Disbrow is not the trustee of the trust (nor is any member of Mr. Disbrow’s immediate family) and Mr. Disbrow does not have or share the power to revoke the trust. As such, under Rule 16a-8(b) and related rules, Mr. Disbrow does not have beneficial ownership over the shares purchased and held by the trust.

(4)      Consists of (i) 5,000 shares, (ii) 266,250 restricted shares, and (iii) 3,330 shares issuable upon the exercise of warrants.

(5)      Consists of (i) 75 shares, (ii) 202,663 restricted shares, and (iii) vested options to purchase 105 shares of common stock.

(6)      Consists of (i) 152,663 restricted shares, (ii) shares underlying vested options to purchase 38 shares of common stock, and (iii) 2,094 shares held by Alpha Venture Capital Partners, L.P Mr. Dockery is the President of the general partner of Alpha Venture Capital Partners, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by Alpha Venture Capital Partners, L.P.

(7)      Consists of (i) 152,663 restricted shares, (ii) 177 shares, and (iii) vested options to purchase 38 shares of common stock.

(8)      Consists of (i) 152,663 restricted shares, and (ii) vested options to purchase 38 shares of common stock.

(9)      Consists of (i) 65,000 restricted shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF INNOVUS

The following table presents information, to the best of Innovus’ knowledge, about the beneficial ownership of Innovus’ common stock as of January 15, 2020 by those persons known to beneficially own more than 5% of Innovus’ capital stock, by each of Innovus’ directors and named executive officers, and all of our directors and current executive officers as a group. The percentage of beneficial ownership for the following table is based on 3,204,401 shares of common stock outstanding as of January 15, 2020.

Beneficial ownership is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after January 15, 2020, pursuant to options, warrants, restricted stock units, conversion privileges or other rights. The percentage of ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted options or warrants into shares of common stock.

NAME OF OWNER(1)	SHARES BENEFICIALLY OWNED(2)	PERCENTAGE OF COMMON STOCK(3)
5% Stockholders
Novalere Holdings LLC 151 Treemont Street, Penthouse Boston, MA 02111	243,978	7.61%
Armistice Capital Master Fund Ltd 510 Madison Avenue, 7th Floor New York, NY 10022	281,817	8.79%
Lucas Hoppel 6170 Tiki Court San Diego, CA 92130	275,000	8.58%

Directors and Named Executive Officers:
Bassam Damaj, Ph.D.(4)	225,749	7.04%
Randy Berholtz, M.B.A., JD(5)	23,851	*
Ryan Selhorn, CPA(6)	7,144	*
Vivian Liu(7)	48,978	1.53%
Ziad Mirza, M.B.A., M.D.(8)	40,969	1.28%
Dean Nuhaily(9)	19,335	*
Officers and Directors as a Group (7 persons)	366,026	11.42%

____________

*        Represents less than 1%

(1)      Unless otherwise indicated, each person named in the table has sole voting and investment power and that person’s address is c/o Innovus Pharmaceuticals, Inc., 8845 Rehco Road, San Diego, California 92121.

(2)      Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of January 15, 2020, are deemed outstanding for computing the percentage of the owner’s holding such option or warrant but are not deemed outstanding for computing the percentage of any other owner.

(3)      Percentage based upon 3,204,401 shares of Common Stock issued and outstanding as of January 15, 2020.

(4)      Includes 36,906 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020 and 1,233 shares of Common Stock held by Dr. Damaj’s spouse.

(5)      Includes 23,690 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020.

(6)      Includes 7,144 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020.

(7)      Includes 40,933 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020.

(8)      Includes 36,135 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020.

(9)      Includes 19,335 shares of Common Stock issuable upon vesting of RSUs within 60 days after January 15, 2020.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Aytu stockholders are currently governed by Delaware law and Aytu’s certificate of incorporation and by-laws. The rights of Innovus stockholders are currently governed by Nevada law and Innovus’ articles of incorporation and by-laws. Following completion of the merger, the rights of Innovus stockholders who become stockholders of Aytu in the merger will be governed by Delaware law and Aytu’s certificate of incorporation and Aytu’s by-laws.

The following description summarizes the material differences between the rights of the stockholders of Aytu and the stockholders of Innovus, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Innovus stockholders should read carefully the relevant provisions of the DGCL, the section of this proxy statement/prospectus titled “Description of Aytu Capital Stock” beginning on page 219 and the respective certificates or articles of incorporation and bylaws of Aytu and Innovus attached as annexes to this joint proxy statement/prospectus.

Material Differences in Stockholder Rights

	Aytu Stockholder Rights	Innovus Stockholder Rights
Authorized Capital Stock

As of January 15, 2020, the authorized capital stock of Aytu consists of (i) 100,000,000 shares of common stock, par value $0.0001 per share and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share.

The Aytu Board is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix and state, to the extent not fixed by the certain provisions set forth in the Aytu certificate of incorporation and subject to limitations prescribed by Delaware law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

As of January 15, 2020, there were outstanding (i) 20,733,052 shares of Aytu common stock and (ii) 400,000 shares of Series D convertible preferred stock, (iii) 10,000 shares of Series F convertible preferred stock, and (iv) 9,805,845 Series G preferred stock.

As of January 15, 2020, the authorized capital stock of Innovus consists of (i) 292,500,000 shares of common stock, par value $0.001 per share, and (ii) 7,500,000 shares of preferred stock, par value $0.001 per share.

The Innovus Board is authorized, without stockholder approval, to the fullest extent permitted under the NRS, to designate from time to time, by duly adopted resolution(s), one or more series of the preferred stock, to fix the number of shares constituting such series and to prescribe the voting powers, designations, preferences, qualifications, limitations, restrictions and relative, participating, optional and other rights of such series.

As of January 15, 2020, there were outstanding (i) 3,204,401 shares of Innovus common stock and (ii) no shares of preferred stock.

Number of Directors

The Aytu Board currently has 7 members.

Aytu’s by-laws currently provide that the number of directors shall be fixed by resolution duly adopted from time to time by the board of directors.

While Aytu’s certificate of incorporation provides that the board of directors may be classified upon resolution duly adopted by the board of directors, Aytu does not currently have a classified board of directors.

The Innovus Board currently has 4 members.

Innovus’ bylaws currently provide that the number of members of the Innovus Board shall consist of at least one and no more than 9 directors with the number of directors within the foregoing fixed minimum and maximum established and changed from time to time solely by resolution adopted by the Innovus Board without amendment to the bylaws or the articles of incorporation.

Innovus’ bylaws and articles of incorporation do not provide for a classified board of directors.

	Aytu Stockholder Rights	Innovus Stockholder Rights
Election of Directors

Aytu’s bylaws provide that any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

Aytu’s certificate of incorporation provides that the directors shall be elected at each annual meeting of Aytu stockholders and shall serve until their respective successors have been elected and qualified.

Innovus’ bylaws provide that any election of directors by stockholders shall be determined by a plurality of the votes properly cast. Directors shall be elected at each annual meeting of Innovus stockholders and shall hold office until his or her successor shall be elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Removal of Directors

Aytu’s certificate of incorporation provides that, subject to the rights of holders of any series of preferred stock, directors may be removed from office only by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of Aytu common stock that were present or represented at a special meeting of stockholders called for such purpose. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.

Under the NRS and Innovus’ bylaws, subject to the rights of holders of any preferred stock, a director may be removed with or without cause by the affirmative vote of Innovus stockholders holding not less than two-thirds of the voting power of the issued and outstanding Innovus stock entitled to vote. In addition, the Innovus Board, by majority vote, may declare vacant the office of a director who has been (a) declared incompetent by an order of a court of competent jurisdiction, or (b) convicted of a felony.

Voting	Each holder of Aytu common stock is entitled to one vote per share of Aytu common stock.	Under Innovus’ articles of incorporation and bylaws, holders of Innovus common stock are entitled to one vote for each share held on all matters submitted to a vote of the Innovus stockholders.
Cumulative Voting

Under Delaware law, Aytu stockholders are not entitled to cumulative voting unless it is expressly provided for in the certificate of incorporation. Aytu’s certificate of incorporation does not provide for cumulative voting.

Under the NRS, Innovus stockholders are not entitled to cumulative voting unless it is expressly provided for in the articles of incorporation. Innovus’ articles of incorporation do not provide cumulative voting rights.

Vacancies on the Board of Directors

Under Delaware law and Aytu’s certificate of incorporation, vacancies in the Aytu Board, from any cause whatsoever, including vacancies created by an increase in the number of directors, shall be filled by an affirmative vote of a majority of the remaining directors, even if less than a quorum.

Innovus’ bylaws provide that vacancies on the Innovus Board may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

	Aytu Stockholder Rights	Innovus Stockholder Rights
Special Meeting of the Board of Directors

A special meeting of the Aytu Board may be called, orally or in writing, by or at the request of a majority of the directors, the chairman of the Aytu Board, if one is elected, or Aytu’s President. The person calling any such special meeting of the Aytu Board may fix the hour, date and place thereof.

Innovus’ bylaws provide that special meetings of the Innovus Board may be called only by the chairman of the Innovus Board, if any, or if there be no chairman, by the chief executive officer, if any, or by the president or the secretary, and shall be called by the chairman, if any, the chief executive officer, if any, the president, or the secretary upon the request of at least a majority of the Innovus Board. If the chairman, or if there be no chairman, each of the chief executive officer, the president, and the secretary, fails for any reason to call such special meeting, a special meeting may be called by a notice signed by at least a majority of the Innovus Board.

Stockholder Action by Written Consent

Under Aytu’s certificate of incorporation and bylaws, any action required or permitted to be taken by the stockholders of the corporation may be effected by written consent in lieu of a meeting as long as such written consent is signed by the holders of at least the number of shares of stock in the Aytu required to approve such action at a duly held annual or special meeting of stockholders of Aytu at which all shares of stock in Aytu entitled to vote thereon were present and voted.

Innovus’ bylaws provide that any action required or permitted to be taken at any annual or special meeting of Innovus stockholders may be taken without a meeting if, before or after the action, a written consent thereto is (a) signed by stockholders holding at least a majority of the voting power of the outstanding capital stock entitled to vote on such action (except that if a greater proportion of the voting power would be required for such an action at a meeting, then that proportion of written consents is required), and (b) delivered to Innovus by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of Innovus having custody of the books in which proceedings of meetings of stockholders are recorded.

Amendment to Certificate of Incorporation

Under Aytu’s certificate of incorporation, whenever any vote of the holders of capital stock of Aytu is required to amend or repeal any provision of Aytu’s certificate of incorporation, and in addition to any other vote of holders of capital stock that is required by the certificate of incorporation or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 66 2⁄3% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of the certificate of incorporation.

Innovus’ existing articles of incorporation do not contain any provisions with respect to amendment of the articles of incorporation. Under the NRS, all proposed amendments to a corporation’s articles of incorporation require (a) approval by its board of directors and (b) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s articles of incorporation, the terms of any preferred stock, or the NRS).

	Aytu Stockholder Rights	Innovus Stockholder Rights
Amendment of By-laws

Aytu’s certificate of incorporation provides that the bylaws may be altered, amended or repealed or new by-laws may be made by the affirmative vote of the holders of at least 66 2⁄3% of the shares entitled to vote on such amendment or repeal, voting together as a single class, or by the affirmative vote of a majority of the directors then in office.

The Innovus bylaws and articles of incorporation provide that the power to amend or repeal the bylaws is reserved exclusively to the Innovus Board and Innovus’ stockholders have no authority or right to adopt, amend or repeal the bylaws.

Special Stockholder Meetings

Aytu’s certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the Aytu Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Innovus’ bylaws provide that special meetings of the stockholders may be called only by the chairman of the Innovus Board or the chief executive officer or, if there be no chairman and no chief executive officer, by the president, and shall be called by the secretary upon the written request (which request shall state the purpose or purposes of the meeting) of at least a majority of the Innovus Board. Stockholders shall have no right to request or call a special meeting. The Innovus Board may postpone, reschedule or cancel any special meeting of stockholders.

Notice of Stockholder Meetings

Aytu’s bylaws require that written notice of each stockholders’ meeting must be given at least 10 days but not more than 60 days before the date of the meeting. Delaware law requires notice of a meeting to vote on a merger agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting.

The NRS and the Innovus bylaws provide that written notice of the time, place and purpose of any annual or special meeting of Innovus stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each Innovus stockholder entitled to vote at the meeting.

Stockholder Nominations of Persons for Election as Directors

Aytu’s bylaws permit stockholders to nominate directors. A stockholder entitled to vote in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been delivered to Aytu’s Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, the stockholder notice must be given not more than 120 days nor less than the later of 90 days prior to the date of the annual meeting or, if it is later, the 10th day following the date on which the date of the annual meeting is first publicly announced or disclosed by us. These notice deadlines are the same as those required by the SEC’s Rule 14a-8.

Innovus’ bylaws provide that for nominations or other business to be properly brought before an annual meeting by a stockholder and for nominations to be properly brought before a special meeting by a stockholder, the stockholder of record must have given timely notice thereof in writing to Innovus’ secretary, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at Innovus’ principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day

	Aytu Stockholder Rights	Innovus Stockholder Rights

Pursuant to the bylaws, a stockholder’s notice must set forth among other things: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and the rules and regulations thereunder; and (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined below) of the date of such meeting is first made by Innovus.

The stockholder’s notice must set forth, among other things, (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (b) (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (c) information about the stockholder, including the stockholder’s contact information and interest in the proposal, (d) a description of any arrangements or understandings relating to the proposal and (e) a certification that the stockholder has complied with all legal requirements in connection with the stockholder’s acquisitions of shares of capital stock or other securities of Innovus and in connection with the proposal.

Limitation of Liability of Directors and Officers

Delaware law provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director derived an improper personal benefit; or (v) any act or omission before the adoption of such a provision in the certificate of incorporation.

The NRS provide that, subject to certain exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless (a) the trier of fact determines that the presumption that the director or officer has acted in good faith, on an informed basis and with a view to the interests of the corporation, has been rebutted and (b)  it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (2) such breach involved intentional misconduct, fraud or a knowing violation of law.

	Aytu Stockholder Rights	Innovus Stockholder Rights

Aytu’s certificate of incorporation provides that directors are not personally liable to Aytu or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Aytu or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

Innovus’ articles of incorporation provide that the liability of Innovus’ directors and officers shall be eliminated or limited to the fullest extent permitted by the NRS.
Indemnification of Directors, Officers Employees and Agents

Aytu’s bylaws provide that Aytu will indemnify and hold harmless to the fullest extent permitted by Delaware law, any current or former director or officer. The Aytu Board may, in its discretion, also provide indemnification to any current or former non-officer to the extent permitted by Delaware law.

The right to indemnification conferred in Aytu’s by-laws also includes the right to be paid by Aytu the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Innovus’ articles of incorporation and bylaws provide that Innovus shall indemnify and hold harmless to the fullest extent permitted by the NRS each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent (including, without limitation, as a trustee, fiduciary, administrator or manager) of Innovus or any predecessor entity thereof, or is or was serving in any capacity at Innovus’ request as a director, officer, employee or agent (including, without limitation, as a trustee, fiduciary administrator, partner, member or manager) of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise against all expense, liability and loss reasonably incurred or suffered by such person in connection with such proceeding, provided that such person is not liable pursuant to NRS section 78.138 or acted in “good faith” and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

	Aytu Stockholder Rights	Innovus Stockholder Rights

However, with respect to actions by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. A director or officer who is successful, on the merits or otherwise, in defense of any proceeding subject to the Nevada corporate statutes’ indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys’ fees.

Such indemnification pursuant to the NRS does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in such person’s official capacity or an action in another capacity while holding office.

Indemnification, unless ordered by a court pursuant to the NRS or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

Dividends and Stock Repurchases

Under Aytu’s certificate of incorporation, subject to the preferential rights of any holders of outstanding preferred stock or any other class of stock having preference over the common stock, holders of Aytu common stock are entitled to receive, to the extent permitted by law, such dividends as the Aytu Board may declare from time to time from funds legally available therefor.

The Innovus articles of incorporation adds that Innovus is specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b), which, absent the charter provision, would prohibit making a distribution if, after giving effect to such distribution, the corporation’s total assets would be less than the sum of its total liabilities plus any amount needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of stockholders whose rights are superior to those receiving the distribution.

	Aytu Stockholder Rights	Innovus Stockholder Rights
Stockholder Vote on Fundamental or Extraordinary Corporate Transactions

Under Delaware law, a sale, lease or exchange of all or substantially all of Aytu’s assets, an amendment to Aytu’s certificate of incorporation, a merger or consolidation of Aytu with another corporation or a dissolution of a corporation generally requires the affirmative vote of the Aytu Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Under the NRS, a sale, lease or exchange of all or substantially all of Innovus’ assets, an amendment to Innovus’ certificate of incorporation, a merger or consolidation of Innovus with another corporation or a dissolution of a corporation generally requires the affirmative vote of the Innovus Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

State Antitakeover Provisions

Aytu has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of Aytu, thereby becoming an “interested stockholder,” that person may not engage in certain “business combinations” with Aytu, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of Aytu’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder, unless one of the following exceptions applies: (i) the Aytu Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Aytu Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

Sections 78.411 through 78.444 of the NRS prohibit specified types of business “combinations” between corporations like Innovus and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.”

	Aytu Stockholder Rights	Innovus Stockholder Rights

Sections 78.378 through 78.3793, inclusive, of the NRS provide generally that any person that acquires a “controlling interest” in Nevada corporations like Innovus may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors.

Innovus’ bylaws specifically exclude the applicability of the provisions of NRS 78.378 to 78.3793, inclusive, to any and all acquisitions of shares of Innovus’ capital stock.

Preemptive Rights

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation.

Aytu’s certificate of incorporation does not provide holders of shares of Aytu stock with any preemptive rights.

Under the NRS, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the articles of incorporation.

Innovus’ articles of incorporation do not provide holders of shares of Aytu stock with any preemptive rights.

LEGAL MATTERS

The validity of the shares of Aytu common stock, including the shares of Aytu common stock underlying the CVRs, to be issued to Innovus stockholders pursuant to the merger has been passed upon for Aytu by Dorsey & Whitney LLP.

EXPERTS

The financial statements of Aytu included in this Joint Proxy Statement/Prospectus have been audited by Plante & Moran, PLLC (formerly known as EKS&H LLLP), an independent registered public accounting firm, as stated in their reports. Such financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Innovus included in this Joint Proxy Statement/Prospectus have been audited by Hall & Company, an independent registered public accounting firm, as stated in their reports. Such financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor Inc. at September 30, 2019 and December 31, 2018, and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, included in the Proxy Statement of Innovus Pharmaceuticals, Inc. which is referred to and made a part of this Prospectus and Registration Statement of Aytu BioScience, Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Aytu

Aytu will hold an annual meeting of stockholders in 2020, which is referred to in this joint proxy statement/prospectus as the Aytu 2020 annual meeting, regardless of whether the merger has been completed.

Under Aytu’s bylaws, stockholder proposals to be considered at the Aytu 2020 Annual Meeting must be received not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, or if no annual meeting was held in the prior year, the stockholder notice must be given not more than 120 days nor less than the later of 90 days prior to the date of the annual meeting or, if it is later, the 10th day following the date on which the date of the annual meeting is first publicly announced or disclosed by us. Under SEC Rule 14a-8, in order for a stockholder proposal to be included in Aytu’s proxy solicitation materials for the Aytu 2020 Annual Meeting, it must be delivered to Aytu’s Corporate Secretary at Aytu’s principal executive offices by November 2, 2019; provided, however, that if the date of the 2020 Annual Meeting is more than 30 days before or after the anniversary date of the 2019 annual meeting, notice by the stockholder must be delivered a reasonable time before Aytu begins to print and send its proxy materials. All submissions must comply with all of the requirements of Aytu’s bylaws and Rule 14a-8 of the Exchange Act. Proposals should be mailed to David Green, Corporate Secretary, Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112.

Innovus

If the merger is not complete, Innovus will hold an annual meeting of stockholders in 2020, which is referred to in this joint proxy statement/prospectus as the Innovus 2020 Annual Meeting. However, if the merger is completed, Innovus will not have public stockholders and there will be no public participation in any future meeting of stockholders. Innovus may determine to change the date of its 2020 annual meeting and/or may not hold its annual meeting of stockholders at all if the merger is completed in the anticipated timeframe.

Under Innovus’ bylaws, stockholder proposals to be considered at the Innovus 2020 Annual Meeting must be received not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined below) of the date of such meeting is first made by Innovus. Under SEC Rule 14a-8, in order for a stockholder proposal to be included in Innovus’ proxy solicitation materials for the Innovus 2020 Annual Meeting, it must be delivered to Innovus’ Corporate Secretary at Innovus’ principal executive offices by January 1, 2020; provided, however, that if the date of the 2020 Annual Meeting is more than 30 days before or after the anniversary date of the 2019 annual meeting, notice by the stockholder must be delivered a reasonable time before Aytu begins to print and send its proxy materials. All submissions must comply with all of the requirements of Innovus’ bylaws and Rule 14a-8 of the Exchange Act. Proposals should be mailed to Corporate Secretary, Innovus Pharmaceuticals, Inc., 8845 Rehco Road, San Diego, California 92121.

WHERE YOU CAN FIND MORE INFORMATION

Aytu has filed a registration statement on Form S-4 to register with the SEC the shares of Aytu common stock, CVRs, shares of Aytu common stock underlying the CVRs and Series H Preferred Stock to be issued to Innovus stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Aytu in addition to being proxy statements of Aytu and Innovus for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Aytu and the shares of Aytu common stock, CVRs, and Series H Preferred Stock. The rules and regulations of the SEC allow Aytu and Innovus to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Aytu and Innovus file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC filings of Aytu and Innovus are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Aytu files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Aytu’s website at http://www.aytubio.com. You may obtain free copies of the documents Innovus files with the SEC by going to Innovus’ website at http://www.innovuspharma.com. The website addresses of Aytu and Innovus are provided as inactive textual references only. The information provided on the websites of Aytu and Innovus is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Aytu has supplied all information contained in this joint proxy statement/prospectus relating to Aytu, as well as all pro forma financial information, and Innovus has supplied all such information relating to Innovus.

Neither Aytu nor Innovus has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Innovus stockholders or Aytu stockholders nor the issuance of shares of Aytu common stock in the merger on the terms and conditions set forth in the merger agreement will create any implication to the contrary.

Annex A

Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER
by and among
AYTU BIOSCIENCE INC.,
AYTU ACQUISITION SUB, INC.
and
INNOVUS PHARMACEUTICALS, INC.

Dated as of September 12, 2019

Annex A-i

Annex A-ii

Section 8.08 Entire Agreement	A-56
Section 8.09 No Third-Party Beneficiaries	A-56
Section 8.10 Severability	A-56
Section 8.11 Assignment	A-56
Section 8.12 Remedies	A-56
Section 8.13 Specific Performance	A-56
Section 8.14 Counterparts; Effectiveness	A-56

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of September 12, 2019, by and among Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Target”), Aytu Bioscience Inc., a Delaware corporation (“Aytu”), and Aytu Acquisition Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Aytu (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, Aytu and the Target entered into a Mutual Confidentiality and Standstill Agreement on August 2, 2019 (the “Confidentiality Agreement”) and a Promissory Note on August 8, 2019 in the amount of $1,000,000 (the “Promissory Note”);

WHEREAS, the parties intend that Merger Sub be merged with and into the Target, with the Target surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Target (the “Target Board”) has unanimously: (a) determined that it is in the best interests of the Target and the holders of shares of the Target’s common stock, par value $0.001 per share (the “Target Common Stock”), and declared it advisable, to enter into this Agreement with Aytu and Merger Sub; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Target; in each case, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Nevada Revised Statutes (the “NRS”);

WHEREAS, the respective Boards of Directors of Aytu (the “Aytu Board”) and Merger Sub (the “Merger Sub Board”) have each unanimously: (a) determined that it is in the best interests of Aytu or Merger Sub, as applicable, and their respective stockholders, and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with their relevant corporation law (DGCL or NRS);

WHEREAS, the Aytu Board has resolved to recommend that the holders of shares of Aytu’s common stock, par value $.0001 per share (the “Aytu Common Stock”) approve the issuance of shares of Aytu Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “Aytu Stock Issuance”);

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;.

WHEREAS, certain Aytu and Target stockholders together holding approximately 35% and 23.8%, respectively, of the outstanding voting shares of such companies have entered into voting agreements providing for their agreement to vote in favor of the Merger, among other things; and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.

Annex A-1

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time: (a) Merger Sub will merge with and into the Target (the “Merger”); (b) the separate corporate existence of Merger Sub will cease; and (c) the Target will continue its corporate existence under the DGCL as the surviving corporation in the Merger and a Subsidiary of Aytu (sometimes referred to herein as the “Surviving Corporation”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 9:00 AM, Salt Lake City time, as soon as practicable (and, in any event, within three Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Dorsey & Whitney LLP at 111 South Main Street, Salt Lake City, Utah 84111 unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Target, Aytu, and Merger Sub will cause a certificate of merger or articles of merger, as applicable, (collectively, the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the States of Delaware and Nevada in accordance with the relevant provisions of the DGCL and the NRS and shall make all other filings or recordings required under the DGCL and the NRS, as applicable. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the States of Delaware and Nevada or at such later date or time as may be agreed by the Target and Aytu in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Target and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

Section 1.05 Certificate of Incorporation; By-Laws. At the Effective Time: (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, or as provided by applicable Law.

Section 1.06 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Annex A-2

ARTICLE II
Effect of the Merger on Capital Stock; Exchange of certificates

Section 2.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Aytu, Merger Sub, or the Target or the holder of any capital stock of Aytu, Merger Sub, or the Target:

(a) Cancellation of Certain Target Common Stock. Each share of Target Common Stock that is owned by Aytu or the Target (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Target Common Stock. Each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) will be converted into the right to receive: (i) one non-transferable CVR having the rights set forth in the Contingent Value Rights Agreement, plus the number of shares of AYTU Common Stock equal to the Exchange Ratio (as calculated in Section 2.01(b)(i) below) (together, the “Merger Consideration”); (ii) any cash in lieu of fractional shares of Aytu Common Stock payable pursuant to Section 2.01(f); and (iii) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Target Common Stock in accordance with Section 2.02(g).

(i) The “Exchange Ratio” shall be determined as of the date of Closing by dividing (X) the number of shares of Aytu Common Stock determined by dividing the Consideration Value (as calculated below) by $1.69 by (Y) the number of outstanding Target Common Shares.

(ii) Subject to the below adjustments, the starting “Consideration Value” is $8,000,000, less the amount due under the Promissory Note and other outstanding indebtedness owed Aytu as of the Effective Time. The Consideration Value will then be reduced as follows:

(A) The Consideration Value will be reduced by (i) an amount equal to the aggregate of the following (but only to the extent such aggregate amount exceeds $1.3 million): (i) the total value of Aytu preferred stock issued to holders of the Terminated Warrants pursuant to Section 2.01(d) below in connection with the Warrant Offer (valued on the basis set forth in such clause) plus (ii) the Black-Scholes Value of all other warrants containing Cash Out Rights (as defined in Section 2.01(d) below). “Black-Scholes Value” means value based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of this Agreement for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the transactions contemplated by this Agreement and the Effective Time, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the transactions contemplated by this Agreement, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered at Closing.

(B) Notwithstanding the above, to the extent the GAAP total liabilities balance of Target as of the end of the last completed calendar month prior to Closing (the “Closing Liability Balance”), exclusive of (a) the Promissory Note and any additional notes provided by Aytu, and exclusive of (b) the Interim Operating Loss (the “Adjusted Closing Liability Balance”), is greater than the June 30 Total Liability Balance, then the Consideration Value will be reduced by the amount by which the Adjusted Closing Liability Balance exceeds the June 30 Total Liability Balance. There will be no adjustment in the event the Adjusted Closing Liability Balance is less than the June 30 Total Liability Balance. All assumptions, estimates and other management judgments necessary to account for the Closing Liability Balance will both be in accordance with GAAP and will adhere to methodologies, policies and procedures as existed at June 30, 2019. See Exhibit H for example calculations.

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(C) Notwithstanding the above, to the extent that Target’s net working capital deficit according to GAAP as of the end of the last completed calendar month prior to Closing (the “Closing Net Working Capital Deficit”), exclusive of (a) the Promissory Note and any additional notes provided by Aytu and exclusive of (b) the Interim Operating Loss (the “Adjusted Net Working Capital Deficit”) than the June 30 Net Working Capital Deficit, then the value of the Consideration Value will be reduced by the amount by which the Adjusted Net Working Capital Balance is lower (more negative) than the June 30 Net Working Capital Balance. There will be no adjustment in the event the Adjusted Net Working Capital Deficit is higher (less negative) than the June 30 Net Working Capital Balance. See Exhibit I for example calculations.

(D) Notwithstanding the above, any unrecorded liabilities that arise over the subsequent 90 days pertaining to the period prior to the Effective Time will further adjust the (a) “Adjusted Net Working Capital Deficit” and (b) Total Liabilities as of the Closing for purposes of applying the above.

(iii) Target will provide access to all books and records in advance of the Closing Date such that there is sufficient time to allow Aytu review of the books and records necessary to evaluate the aforementioned adjustments to the (i) Adjusted Closing Liability Balance and (ii) Adjusted Net Working Capital Balance. Further, if such balances cannot be determined consistent with GAAP at the time of the Closing due to the fact that the financial accounts for the last completed calendar month have not yet been finalized (and Aytu and Target cannot agree on serviceable estimates for such balances), then, notwithstanding anything else in this Agreement to the contrary, the Closing shall be postponed until such accounts have been finalized; provided, however, that if by postponing the Closing, the effect would be that the Merger would not be consummated on or before the End Date, then the End Date will be extended until the date of such postponed Closing.

(c) Cancellation of Shares. At the Effective Time, all shares of Target Common Stock will no longer be outstanding and all shares of Target Common Stock will be cancelled and retired and will cease to exist, and each holder of: (i) a certificate formerly representing any shares of Target Common Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Target Common Stock (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 2.02 hereof, (B) any cash in lieu of fractional shares of Aytu Common Stock payable pursuant to Section 2.01(f), and (C) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Target Common Stock in accordance with Section 2.02(g).

(d) Treatment of Warrants and other Target Securities. All warrants and other Target Securities convertible into or exercisable for Target Common Stock will be treated in the Merger in accordance with their terms and provisions. In addition, prior to the Effective Time, Aytu intends to make an offer (the “Warrant Offer”) to certain holders of Target’s warrants, including those that contain a right to receive a cash payment in connection with the Merger (the “Cash Out Right”). Such Warrant Offer will provide for the exchange of such warrants for shares of preferred stock of Aytu. The Aytu shares to be issued to them will be valued at the greater of (i) the last reported sale price of Aytu Common Stock on the Nasdaq Capital Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time or (ii) $1.69 per share. The warrants of those holders who accept the Warrant Offer will be terminated at the Effective Time (the “Terminated Warrants”).

(e) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

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(f) Fractional Shares. No certificates or scrip representing fractional shares of Aytu Common Stock shall be issued upon the conversion of Target Common Stock pursuant to Section 2.01(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Aytu Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Target Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Aytu Common Stock (after taking into account all shares of Target Common Stock exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Aytu Common Stock on Nasdaq on the last complete trading day prior to the date of the Effective Time.

Section 2.02 Exchange Procedures.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Aytu shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Certificates and the Book-Entry Shares. At or promptly following the Effective Time, Aytu shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent: (i) certificates representing the shares of Aytu Common Stock to be issued as Merger Consideration (or make appropriate alternative arrangements if uncertificated shares of Aytu Common Stock represented by book-entry shares will be issued); and (ii) cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.01(f). In addition, Aytu shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Target Common Shares may be entitled pursuant to Section 2.02(g) for distributions or dividends, on the Aytu Common Stock to which they are entitled to pursuant to Section 2.01(b), with both a record and payment date after the Effective Time and prior to the surrender of the Target Common Shares in exchange for such Aytu Common Stock. Such cash and shares of Aytu Common Stock, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.02(a), are referred to collectively in this Agreement as the “Exchange Fund.”

(b) Procedures for Surrender; No Interest. Promptly after the Effective Time, Aytu shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Target Common Stock at the Effective Time, whose Target Common Stock was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Aytu and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of shares of Target Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Target Common Stock have been converted pursuant to Section 2.01(b) in respect of the Target Common Stock represented by a Certificate or Book-Entry Share, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.01(f), and any dividends or other distributions pursuant to Section 2.02(g) upon: (i) surrender to the Exchange Agent of a Certificate; or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

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(d) Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Target Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Target Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this ARTICLE II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Target Common Stock six months after the Effective Time shall be returned to Aytu, upon demand, and any such holder who has not exchanged shares of Target Common Stock for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Aytu (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, none of Aytu, Merger Sub, Target or the Exchange Agent shall be liable to any holder of shares of Target Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Target Common Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Aytu free and clear of any claims or interest of any Person previously entitled thereto.

(f) Distributions with Respect to Unsurrendered Shares of Target Common Stock. All shares of Aytu Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Aytu in respect of the Aytu Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Aytu Common Stock shall be paid to any holder of any Unsurrendered Target Common Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.06) or Book-Entry Share is surrendered for exchange in accordance with this Section 2.02. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Aytu Common Stock issued in exchange for Target Common Shares in accordance with this Section 2.02, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Aytu Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Aytu Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

Section 2.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01, and subject to NRS 92A.300 through 92A.500 (the “Dissenting Statute”), shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 2.01(a)) and held by a holder who has not voted in favor of the Merger or consented thereto in writing, and who is entitled to demand and has properly exercised dissenters rights of such shares in accordance with the Dissenting Statute (such shares of Target Common Stock being referred to collectively as the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration as provided in Section 2.01(b), but instead shall be entitled to only such rights as are granted by the Dissenting Statute; provided, however, if such holder fails to perfect, or otherwise waives, withdraws, or loses such holder’s right to dissent pursuant to the Dissenting Statute or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenting Statute, such shares of Target Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Target shall promptly provide Aytu with written notice of any demands received by the Target for appraisal of shares of Target Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to Target prior to the Effective Time that relates to such demand, and Aytu shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Aytu, the Target shall not make any payment with respect to, or settle, or offer to settle, any such demands.

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Section 2.04 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Target or the Aytu Common Stock shall occur (other than the issuance of additional shares of capital stock of the Target or Aytu as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Aytu or the Target to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.05 Withholding Rights. Each of the Exchange Agent, Aytu, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this ARTICLE II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld by the Exchange Agent, Aytu, Merger Sub, or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Aytu, Merger Sub, or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 2.06 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Aytu, the posting by such Person of a bond, in such reasonable amount as Aytu may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Target Common Stock formerly represented by such Certificate as contemplated under this ARTICLE II.

Section 2.07 Treatment of Stock Options and Other Stock-Based Compensation.

(a) Target Stock Options. As of the Effective Time, each unvested option to acquire shares of Target Common Stock (each, an “Unvested Target Stock Option”) that is outstanding under any Target Stock Plan immediately prior to the Effective Time shall be terminated as of the Effective Time. Each vested and unexercised option to acquire shares of Target Common Stock (each, a “Vested Target Stock Option” and, together with the Unvested Target Stock Options, the “Target Stock Options”) that is outstanding under any Target Stock Plan immediately prior to the Effective Time must be exercised as of the Effective Time. Any Vested Target Stock Options that are not exercised as of the Effective Time shall be cancelled as of the Effective Time.

(b) Target Restricted Stock Units. The Target shall take all requisite action so that, at the Effective Time, each share of Target Common Stock subject to vesting, repurchase, or other lapse of restrictions (a “Target Restricted Share”) that is outstanding under any Target Stock Plan as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be vested and settled by Target in accordance with the Target Stock Plans.

(c) Resolutions and Other Target Actions. At or prior to the Effective Time, the Target, the Target Board, and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of paragraphs Section 2.07(a) and Section 2.07(b) of this Section 2.07.

Section 2.08 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

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ARTICLE III
Representations and Warranties of the Target

Except: (a) as disclosed in the Target SEC Documents at least three Business Days prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the Target Disclosure Letter that relates to such Section or in another Section of the Target Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Target hereby represents and warrants to Aytu and Merger Sub as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Target and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of the Target and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(b) Charter Documents. The copies of the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of the Target as most recently filed with the Target SEC Documents are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. The Target has delivered or made available to Aytu a true and correct copy of the Charter Documents of each of the Target’s Subsidiaries. Neither the Target nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(c) Subsidiaries. Section 3.01(c)(i) of the Target Disclosure Letter lists each of the Subsidiaries of the Target as of the date hereof and its place of organization. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Target that is owned directly or indirectly by the Target have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (A) imposed by applicable securities Laws; or (B) arising pursuant to the Charter Documents of any wholly-owned Subsidiary of the Target. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Target does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 3.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Target consists of: (i) 292,500,000 shares of Target Common Stock; and (ii) 7,500,000 shares of preferred stock, par value $0.001 per share, of the Target (the “Target Preferred Stock”). As of the date of this Agreement: (A) 2,612,379 shares of Target Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Target Common Stock were issued and held by the Target in its treasury; and (C) no shares of Target Preferred Stock were issued and outstanding or held by the Target in its treasury. All of the outstanding shares of capital stock of the Target are, and all shares of capital stock of the Target which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Target owns any shares of Target Common Stock.

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(b) Stock Awards.

(i) As of the date of this Agreement, an aggregate of 611,395 shares of Target Common Stock were reserved for issuance pursuant to Target Equity Awards not yet granted under the Target Stock Plans. As of the date of this Agreement, 3,631 shares of Target Common Stock were reserved for issuance pursuant to outstanding Target Stock Options and 206,538 shares of Target Common Stock were reserved for issuance pursuant to outstanding Target Restricted Stock Units. Section 3.02(b)(i) of the Target Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Target Equity Award granted under the Target Stock Plans and: (A) the name of the holder of such Target Equity Award; (B) the number of shares of Target Common Stock subject to such outstanding Target Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Target Equity Award; (D) the date on which such Target Equity Award was granted or issued; (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Target Equity Award is vested and exercisable as of the date hereof; and (F) with respect to Target Stock Options, the date on which such Target Stock Option expires. All shares of Target Common Stock subject to issuance under the Target Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

(ii) Except for the Target Stock Plans and as set forth in Section 3.02(b)(ii) of the Target Disclosure Letter, there are no Contracts to which the Target is a party obligating the Target to accelerate the vesting of any Target Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Target Equity Awards, as of the date hereof, there are no outstanding: (A) securities of the Target or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Target; (B) options, warrants, or other agreements or commitments to acquire from the Target or any of its Subsidiaries, or obligations of the Target or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Target; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Target, in each case that have been issued by the Target or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of the Target, being referred to collectively as “Target Securities”). All outstanding shares of Target Common Stock, all outstanding Target Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Target, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) There are no outstanding Contracts requiring the Target or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Target Securities or Target Subsidiary Securities. Neither the Target nor any of its Subsidiaries is a party to any voting agreement with respect to any Target Securities or Target Subsidiary Securities.

(c) Warrants. Section 3.02(c) of the Target Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Warrant, Warrant agreement and related documentation including: (A) the name of the holder of such Warrant; (B) the number of shares of Target Common Stock or Target Preferred Stock, as applicable, subject to such outstanding Warrant; (C) the exercise price or similar pricing of such Warrant; (D) the date on which such Warrant was issued; and (E) the date on which such Warrant expires. Except as set forth in Section 3.02(c) of the Target Disclosure Letter, there are no outstanding warrants, rights or agreements, orally or in writing, to purchase or acquire from the Target any shares of Target Common Stock or Target Preferred Stock, or any securities convertible into or exchangeable for shares of Target Common Stock or Target Preferred Stock. Except as set forth in Section 3.02(c) of the Target Disclosure Letter, none of the Warrants, Warrant agreements or related documentation provide for cash-out right or other special rights in connection with the Merger. Full and complete copies of the Warrants themselves and associated Warrant agreements and related documentation for each of the Warrants referenced in Section 3.02(c) of the Target Disclosure Letter have been provided to Buyer. Such documentation remains in effect in accordance with its terms.

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(d) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Target or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of the Target or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Target or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(e) Target Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of the Target or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Target; (ii) options, warrants, or other agreements or commitments to acquire from the Target or any of its Subsidiaries, or obligations of the Target or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Target; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Target, in each case that have been issued by a Subsidiary of the Target (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Target Subsidiary Securities”).

Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a) Authority. The Target has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Target Common Stock (the “Requisite Target Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Target and the consummation by the Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Target and no other corporate proceedings on the part of the Target are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Target Vote. The Requisite Target Vote is the only vote or consent of the holders of any class or series of the Target’s capital stock necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Target and, assuming due execution and delivery by Aytu and Merger Sub, constitutes the legal, valid, and binding obligation of the Target, enforceable against the Target in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by the Target, and the consummation by the Target of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Target Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Target or any of its Subsidiaries; (ii) assuming that all Consents contemplated by clauses (i) through (v) of Section 3.03(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Target Vote, conflict with or violate any Law applicable to the Target, any of its Subsidiaries, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Target’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Target or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Target or any of its Subsidiaries.

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(c) Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Target in connection with the execution, delivery, and performance by the Target of this Agreement or the consummation by the Target of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the States of Delaware and Nevada; (ii) the filing with the Securities and Exchange Commission (“SEC”) of (A) the Joint Proxy Statement in definitive form in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Form S-4, and the declaration of its effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), and (C) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of Nasdaq and the OTC; (v) the other Consents of Governmental Entities listed in Section 3.03(c) of the Target Disclosure Letter (the “Other Governmental Approvals”); and (vi) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(d) Board Approval. The Target Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Target duly called and held and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Target and the Target’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Target’s stockholders for adoption at the Target Stockholders Meeting; and (iv) resolved to recommend that Target stockholders vote in favor of adoption of this Agreement in accordance with the DGCL (collectively, the “Target Board Recommendation”).

(e) Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Target is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.

Section 3.04 SEC Filings; Financial Statements; Sarbanes-Oxley Act Compliance; Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) SEC Filings. The Target has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2017 (the “Target SEC Documents”). True, correct, and complete copies of all Target SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Target SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, the Target has made available to Aytu the full text of all such Target SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Target SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated

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thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Target SEC Documents. None of the Target SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Target, none of the Target SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Target SEC Documents. None of the Target’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Target SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Target and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(c) Internal Controls. The Target and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Target and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Target and its Subsidiaries are being made only in accordance with appropriate authorizations of the Target’s management and the Target Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Target and its Subsidiaries.

(d) Disclosure Controls and Procedures. The Target’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Target in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Target required under the Exchange Act with respect to such reports. Neither the Target nor, to the Knowledge of the Target, the Target’s independent registered public accounting firm has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by the Target and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Target’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Target and its Subsidiaries.

(e) Undisclosed Liabilities. The audited balance sheet of the Target dated as of December 31, 2018 contained in the Target SEC Documents filed prior to the date hereof is hereinafter referred to as the “Target Balance Sheet.” Neither the Target nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Target Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Target Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

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(f) Off-Balance Sheet Arrangements. Neither the Target nor any of its Subsidiaries is a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Target or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) Sarbanes-Oxley and OTC Compliance. Each of the principal executive officer and the principal financial officer of the Target (or each former principal executive officer and each former principal financial officer of the Target, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Target SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Target is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of OTC, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(h) Accounting, Securities, or Other Related Complaints or Reports. Since December 31, 2018: (i) none of the Target or any of its Subsidiaries nor any director or officer of the Target or any of its Subsidiaries has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of the Target or any of its Subsidiaries or any oral or written complaint, allegation, assertion, or claim from employees of the Target or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to the Target or any of its Subsidiaries; and (ii) no attorney representing the Target or any of its Subsidiaries, whether or not employed by the Target or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by the Target, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Target Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Target.

Section 3.05 Absence of Certain Changes or Events. Since the date of the Target Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Target and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a) any Target Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect; or

(b) any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01.

Section 3.06 Taxes.

(a) Tax Returns and Payment of Taxes. The Target and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Target nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Target or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Target has made an adequate provision for such Taxes in the Target’s financial statements included in the Target SEC Documents (in accordance with GAAP). The Target’s most recent financial statements included in the Target SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Target and its Subsidiaries through the date of such financial statements. Neither the Target nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Target’s most recent financial statements included in the Target SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice.

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(b) Availability of Tax Returns. The Target has made available to Aytu complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Target or its Subsidiaries for any Tax period ending after December 31, 2015.

(c) Withholding. The Target and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Target Employee, creditor, customer, stockholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for material Taxes upon the assets of the Target or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the Target’s most recent financial statements included in the Target SEC Documents.

(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against the Target or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Target or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Target or any of its Subsidiaries.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Target and its Subsidiaries do not file Tax Returns that the Target or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither the Target nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling, memorandum, or binding agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding. No power of attorney with respect to Taxes has been executed or filed with any taxing authority by or on behalf of any of the Target nor any of its Subsidiaries.

(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither Target nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than the affiliated group the common parent of which is Target; (ii) has any material liability for Taxes of any Person (other than the Target or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(i) Change in Accounting Method. Neither Target nor any of its Subsidiaries has agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. The Target and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid, advance payment, or deposit amount received or deferred revenue accrued on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; (v) election under Section 108(i) of the Code made on or prior to the Closing Date, or (vi) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law).

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(k) Section 355. Neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” with respect to any distribution described in Section 355 of the Code preceding the Closing Date.

(l) Reportable Transactions. Neither Target nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(m) Intended Tax Treatment. Neither the Target nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of the Target there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.07 Intellectual Property.

(a) Scheduled Target-Owned IP. Section 3.07(a) of the Target Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) Target-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered Target-Owned IP.

(b) Right to Use; Title. The Target or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Target-Owned IP, and has the valid and enforceable right to use and practice all other Intellectual Property used or practiced in or necessary for the conduct of the business of the Target and its Subsidiaries as currently conducted and as proposed to be conducted (all of the foregoing, collectively, the “Target IP”), in each case, free and clear of all Liens other than Permitted Liens.

(c) Validity and Enforceability. The Target and its Subsidiaries’ rights in the Target-Owned IP are valid, subsisting, and enforceable. The Target and each of its Subsidiaries have taken reasonable steps to maintain the Target IP and to protect and preserve the confidentiality of all trade secrets included in the Target IP.

(d) Non-Infringement. (i) The conduct of the businesses of the Target and any of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of the Target, and except as disclosed in Section 3.07(d) of the target Disclosure Letter, no third party is infringing upon, violating, or misappropriating any Target IP.

(e) IP Legal Actions and Orders. Except as disclosed in Section 3.07(e) of the Target Disclosure Letter, there are no Legal Actions pending or, to the Knowledge of the Target, threatened: (i) alleging any infringement, misappropriation, or violation by the Target or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Target-Owned IP or the Target or any of its Subsidiaries’ rights with respect to any Target IP. The Target and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use, practicing, or enforcement of any Target-Owned IP.

(f) Contributors. No past or present director, officer, employee, consultant or independent contractor of the Target or any of its Subsidiaries owns, or has any claim or right (whether or not currently exercisable) to any ownership interest in or to, any Target-Owned IP. The Target and its Subsidiaries have executed valid and enforceable written agreements with each of its and their past and present directors, officers, employees, consultants and independent contractors who were or are engaged in creating or developing for the Target or its Subsidiaries any material Target-Owned IP, pursuant to which such Person has (i) agreed to hold all confidential information included in the Target-Owned IP in confidence and (ii) presently assigned to the Target or its Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Target or its Subsidiaries or in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Target or any of its Subsidiaries or, to the Knowledge of the Target, the counterparty, under any such agreement.

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(g) Government and Academic Resources. Except as disclosed in Section 3.01(g) of the Target Disclosure Letter, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Target-Owned IP. No current or former employee, consultant or independent contractor of the Target or any of its Subsidiaries who contributed to the creation or development of any material Target-Owned IP has, to the Knowledge of the Target, performed services for a Governmental Entity or any university, college, research institute or other educational institution related to the Target or any of its Subsidiaries’ business during a period of time during which such employee, consultant or independent contractor was also performing services for the Target or a Target Subsidiary.

(h) Target IT Systems. The Target IT Systems are sufficient for the conduct of the Target’s and its Subsidiaries’ businesses. In the past five years, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Target IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. The Target and its Subsidiaries have taken all reasonable best effort steps to safeguard the confidentiality, availability, security, and integrity of the Target IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(i) Privacy and Data Security. The Target and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Target’s and its Subsidiaries’ businesses. In the past five years, the Target and its Subsidiaries have not: (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Target’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the Target’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action.

Section 3.08 Compliance; Permits; Restrictions.

(a) Compliance. The Target and each of its Subsidiaries is and, since January 1, 2015, has been in material compliance with, all Laws or Orders applicable to the Target or any of its Subsidiaries or by which the Target or any of its Subsidiaries or any of their respective businesses or properties is bound, including any Law administered or promulgated by a Drug Regulatory Agency. Since January 1, 2015, no Governmental Entity has issued any notice or notification stating that the Target or any of its Subsidiaries is not in compliance with any Law in any material respect.

(b) Permits. The Target and its Subsidiaries hold, to the Knowledge of the Target, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Target or any of its Subsidiaries is pending or, to the Knowledge of the Target, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. The Target and each of its Subsidiaries is and, since January 1, 2015, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(c) There are no proceedings pending or, to the Knowledge of the Target, threatened with respect to an alleged material violation by the Target of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, or any other similar Law administered or promulgated by the FDA or other comparable Governmental Entity responsible for regulation of the quality, identity, strength, purity, safety, efficacy, development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”).

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(d) The Target holds all required Governmental Authorizations issuable by any Drug Regulatory Agency material to the conduct of the business of the Target as currently conducted, and, as applicable, to the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any Target Products (collectively, the “Target Regulatory Permits”), except where the failure to hold such Target Regulatory Permits would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. Section 3.08(d) of the Target Disclosure Letter lists all Target Products and all Target Regulatory Permits. No Target Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Target and its Subsidiaries are in compliance in all material respects with the Target Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Target Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Target Regulatory Permit. To the Knowledge of the Target, there are no facts that would be reasonably likely to result in any warning letter, untitled letter or other written notice of material violation letter from the FDA.

(e) The Target is the sole and exclusive owner of all Target Regulatory Permits. The Target has not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of the Target Regulatory Permits.

(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Target or any of its Subsidiaries, or in which the Target or any of its Subsidiaries or the Target Products have participated, were and, if still pending, are being conducted in compliance in all material respects to the extent required by the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Target or any of its Subsidiaries has been terminated or suspended prior to completion for reasons of lack of safety or material non-compliance with applicable Laws. Since the Target’s incorporation, the Target and its Subsidiaries have not received any written notices or correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Target, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Target or any of its Subsidiaries or in which the Target or any of its Subsidiaries or the Target Products have participated.

Section 3.09 Litigation. Except as disclosed in Section 3.09 of the Target Disclosure Letter, there is no Legal Action pending, or to the Knowledge of the Target, threatened against the Target or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Target, any officer or director of the Target or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) does not involve an amount in controversy in excess of $100,000; and (b) does not seek material injunctive or other material non-monetary relief. None of the Target or any of its Subsidiaries or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment (“Order”) of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. To the Knowledge of the Target, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Target, threatened, in each case regarding any accounting practices of the Target or any of its Subsidiaries or any malfeasance by any officer or director of the Target.

Section 3.10 Brokers’ and Finders’ Fees. Except for fees payable to Stout Risius Ross, LLC (the “Target Financial Advisor”) pursuant to an engagement letter listed in Section 3.10 of the Target Disclosure Letter, neither the Target nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

Section 3.11 Related Person Transactions. There are, and since January 1, 2015, there have been, no Contracts, transactions, arrangements, or understandings between the Target or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee) thereof or any holder of 5% or more of the shares of Target Common Stock, but not including any wholly-owned Subsidiary of the Target, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Target’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that have not already been publicly disclosed.

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Section 3.12 Employee Matters.

(a) Schedule. Section 3.12(a) of the Target Disclosure Letter contains a true and complete list, as of the date hereof, of each plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability, medical, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Target or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of the Target or any of its Subsidiaries (each, a “Target Employee”), or with respect to which the Target or any Target ERISA Affiliate has or may have any Liability (collectively, the “Target Employee Plans”).

(b) Documents. The Target has made available to Aytu correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Target Employee Plans and amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Target Employee Plan; (iii) the most recent financial statements for each Target Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Target Employee Plan; (v) the current summary plan description for each Target Employee Plan; and (vi) all actuarial valuation reports related to any Target Employee Plans.

(c) Employee Plan Compliance. (i) Each Target Employee Plan (including any multiemployer plans within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Target Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Target, has any such revocation been threatened, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Target no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Target and its Subsidiaries, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Target Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Target Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Target Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Aytu, the Target, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of the Target, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Target Employee Plan; (vi) there are no material Legal Actions pending, or, to the Knowledge of the Target, threatened with respect to any Target Employee Plan (in each case, other than routine claims for benefits); and (vii) to the Knowledge of the Target, neither the Target nor any of its Target ERISA Affiliates has engaged in a transaction that could subject the Target or any Target ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA ; and (viii) all non-US Target Employee Plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based on reasonable actuarial assumptions.

(d) Plan Liabilities. Neither the Target nor any Target ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Target Employee Plan and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a

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trustee to administer, any Target Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any liability to the PBGC in connection with any Target Employee Plan covering any active, retired, or former employees or directors of the Target or any Target ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Target Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including related information reporting requirements; (iv) failed to comply with Section 601 et. seq. of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any Multiemployer Plan and nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such Multiemployer Plan which could result in any liability of the Target or any Target ERISA Affiliate to any such Multiemployer Plan. No complete or partial termination of any Target Employee Plan has occurred or is expected to occur.

(e) Certain Target Employee Plans. With respect to each Target Employee Plan:

(i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Target nor any of its Target ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such Multiemployer Plan or multiple employer plan;

(ii) no Legal Action has been initiated by the PBGC to terminate any such Target Employee Plan or to appoint a trustee for any such Target Employee Plan;

(iii) no Target Employee Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of the Target or any Target ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code. Except as set forth in Section 3.12(e) of the Target Disclosure Letter, no such plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and no plan listed in Section 3.12(e) of the Target Disclosure Letter has failed to satisfy the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of the Target or any Target ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and

(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Target Employee Plan.

(f) No Post-Employment Obligations. Except as disclosed in Section 3.12(f) of the Target Disclosure Letter, no Target Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Target nor any Target ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Target Employee (either individually or to Target Employees as a group) or any other person that such Target Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

(g) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of the Target, threatened claims by or on behalf of any participant in any Target Employee Plan, or otherwise involving any Target Employee Plan or the assets of any Target Employee Plan; and (ii) no Target Employee Plan is presently or has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.

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(h) Section 409A Compliance. Each Target Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(i) Health Plan Compliance. Each of the Target and its Subsidiaries complies in all material respects with the applicable requirements under the Affordable Care Act, the Code, ERISA, COBRA, HIPAA, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Target Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute.

(j) Effect of Transaction. Except as disclosed in Section 3.12(j) of the Target Disclosure Letter, neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of the Target or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Target to merge, amend, or terminate any Target Employee Plan; or (iv) increase the amount payable or result in any other material obligation pursuant to any Target Employee Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director, or other service provider of the Target under any Target Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

(k) Employment Law Matters. To the Knowledge of the Target, the Target and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration and work authorization with respect to Target Employees, and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Target Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(l) Labor. Neither Target nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against the Target or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened, or has occurred in the last two years, and, to the Knowledge of the Target, no material work stoppage, slowdown, or labor strike against the Target or any of its Subsidiaries with respect to employees who are employed outside the United States is pending, threatened, or has occurred in the last two years. None of the Target Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of the Target, there is no organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at the Target or any of its Subsidiaries, or any Target Employees. There are no Legal Actions, government investigations or audits, or labor grievances pending, or, to the Knowledge of the Target, threatened relating to any employment related matter involving any Target Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, failure to verify employee work authorization, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

Section 3.13 Real Property and Personal Property Matters.

(a) Leased Real Estate. Section 3.13(b) of the Target Disclosure Letter contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to

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such Lease document). The Target has delivered to Aytu a true and complete copy of each such Lease. Except as set forth in Section 3.13(b) of the Target Disclosure Letter, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Target nor any of its Subsidiaries nor, to the Knowledge of the Target, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) the Target’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of the Target, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. Neither the Target nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Target or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Subsidiary of the Target) a right to use or occupy such Leased Real Estate or any portion thereof.

(b) Real Estate Used in the Business. The Leased Real Estate identified in Section 3.13(b) of the Target Disclosure Letter comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Target or any of its Subsidiaries.

(c) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, the Target and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by the Target or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 3.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect:

(a) The Target and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Target and its Subsidiaries as currently conducted.

(b) Neither the Target nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of the Target, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to the Target or any of its Subsidiaries, in either case of (i) or (ii) under any applicable Environmental Laws.

(c) Neither the Target nor any of its Subsidiaries has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Leased Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d) Neither the Target nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Target, threatened against the Target or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither the Target nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e) Neither the Target nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

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Section 3.15 Material Contracts.

(a) Material Contracts. For purposes of this Agreement, “Target Material Contract” shall mean the following to which the Target or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Target with the SEC;

(ii) any employment or consulting Contract (in each case with respect to which the Target has continuing obligations as of the date hereof) with any current or former (A) officer of the Target, (B) member of the Target Board, or (C) Target Employee providing for an annual base salary or payment in excess of $100,000;

(iii) any Contract providing for indemnification or any guaranty by the Target or any Subsidiary thereof, in each case that is material to the Target and its Subsidiaries, taken as a whole, other than any guaranty by the Target or a Subsidiary thereof of any of the obligations of (1) the Target or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of the Target that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract;

(iv) any Contract that purports to limit in any material respect the right of the Target or any of its Subsidiaries (or, at any time after the consummation of the Merger, Aytu or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v) any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Target or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(vi) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Target or any of its Subsidiaries;

(vii) any Contract that contains any provision that requires the purchase of all or a material portion of the Target’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Target and its Subsidiaries, taken as a whole;

(viii) any Contract that obligates the Target or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate Aytu, the Surviving Corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or subject to a “most favored nation” or similar covenant with any third party;

(ix) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contact solely between the Target and its wholly-owned Subsidiaries or among the Target’s wholly-owned Subsidiaries;

(x) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Target;

(xi) any employee collective bargaining agreement or other Contract with any labor union;

(xii) any Target IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that (A) can be replaced for less than $5,000 if licensed on a perpetual basis, or less $2,500 per year otherwise, and (B) has not been modified or customized by a third party for the Target or any of its Subsidiaries;

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(xiii) grants a third party development rights or marketing or distribution rights relating to any Target Product and provides for an upfront payment or expected licensing fees in excess of $100,000;

(xiv) any other Contract under which the Target or any of its Subsidiaries is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)–(xii) above; or

(xv) any Contract which is not otherwise described in clauses (i)-(xiii) above that is material to the Target and its Subsidiaries, taken as a whole.

(b) Schedule of Material Contracts; Documents. Section 3.15(b) of the Target Disclosure Letter sets forth a true and complete list as of the date hereof of all Target Material Contracts. The Target has made available to Aytu correct and complete copies of all Target Material Contracts, including any amendments thereto.

(c) No Breach or Pending Termination. (i) All the Target Material Contracts are legal, valid, and binding on the Target or its applicable Subsidiary and, to the Knowledge of the Target, the counterparties to such Target Material Contracts, enforceable against it and them in accordance with their terms, and are in full force and effect; (ii) neither the Target nor any of its Subsidiaries nor, to the Knowledge of the Target, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Target Material Contract; (iii) neither the Target nor any of its Subsidiaries nor, to the Knowledge of the Target, any third party is in breach, or has received written notice of breach, of any Target Material Contract; and (iv) to the Knowledge of the Target, none of the Target Material Contracts are the subject of any ongoing renegotiation discussions or pending notice of termination.

Section 3.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, all insurance policies of the Target and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Target reasonably has determined to be prudent, taking into account the industries in which the Target and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, neither the Target nor any of its Subsidiaries is in breach or default, and neither the Target nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect and to the Knowledge of the Target: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 3.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Target for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Aytu in connection with the Aytu Stock Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Target for inclusion or incorporation by reference in the joint proxy statement to be filed with the SEC and sent to the Target’s stockholders in connection with the Merger and the other transactions contemplated by this Agreement and to the Aytu’s stockholders in connection with the Aytu Stock Issuance (including any amendments or supplements thereto, the “Joint Proxy Statement”) will, at the date it is first mailed to the Target’s and Aytu’s stockholders or at the time of the Target Stockholders Meeting or Aytu Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Target with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of the Target.

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Section 3.18 Regulatory Matters.

(a) As to each Target Product subject to the FDCA, the U.S. Public Health Service Act (“PHS Act”), or similar Laws in any non-United States jurisdiction that is investigated, manufactured, distributed or marketed by Target or its Subsidiaries to be used in humans, to the Knowledge of the Target, each such Target Product is being manufactured, tested, distributed, marketed, sold and stored in material compliance with all applicable requirements under the FDCA, the PHS Act, and similar applicable Laws administered by the applicable Drug Regulatory Agency, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) those Laws relating to good laboratory practices, good clinical practices, investigational use, Human Cell, Tissue and Cellular and Tissue-based Products (HCT/Ps), pre-market clearance or marketing approval to market a Target Product, current good manufacturing practices and quality system requirements, labeling, advertising, record keeping, filing of reports and security, and in material compliance with federal and state fraud and abuse and false claims Laws, privacy Laws, Laws governing gifts and other transfers of value to physicians, and any equivalent applicable Laws and regulations in any non-United States jurisdiction. Further, with regard to each such Target Product, Target, and to the Knowledge of Target, Target’s agents are in material compliance with all United States Laws, and similar applicable Laws in any non-United States jurisdiction, governing the storage, handling, shipment, transfer, import, export, or sale of human cells or tissues. Target has not received any written notice or other written communication from the FDA or any other applicable Governmental Entity (x) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any Target Product or (y) otherwise stating any violation applicable to any Target Product of any applicable Law, including but not limited to any applicable Law governing the storage, handling, shipment, manufacturing, import, export, or sale of human cells or tissues.

(b) With respect to the Target Products, Target has no material applications (including IND), registrations, licenses, waivers, accreditations, authorizations, approvals, clinical and preclinical data in the possession or control of Target or its Subsidiaries. There is no material written correspondence between Target or its Subsidiaries and the applicable Drug Regulatory Agency (including minutes and official contact reports of communications with any applicable Drug Regulatory Agency). Without limiting the foregoing, Target has made available to Aytu all information about any serious adverse events (as such term is defined in 21 C.F.R. 312.32) in the possession of the Target or any of its Subsidiaries as of the date of this Agreement relating to any Target Product.

(c) Except as set forth in Section 3.18(c) of the Target Disclosure Letter, no Target Product is under consideration by senior management of Target or its Subsidiaries for recall, withdrawal, removal, suspension, seizure or discontinuation, or has been recalled, withdrawn, removed, suspended, seized or discontinued (other than for commercial or other business reasons) by Target or its Subsidiaries, in the United States or outside the United States (whether voluntarily or otherwise) and, to the Knowledge of the Target, no legal proceedings in the United States or outside of the United States (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuation of any Target Product are pending against Target, its agents or any licensee of any Target Product.

(d) To the Target’s Knowledge, no Target Product manufactured or distributed by Target is or has been (i) adulterated within the meaning of 21 U.S.C. § 351 (or similar Laws), including, but not limited to, applicable requirements of 21 C.F.R. Parts 600, or 1271, (ii) misbranded within the meaning of 21 U.S.C. § 352 (or similar Laws) or (iii) a product that is in violation of 21 U.S.C. § 355, § 360, § 360e (or similar Laws).

(e) Neither Target, its Subsidiaries nor, to the Knowledge of Target, any of its officers, employees or agents has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991) or any similar policy, Law, regulation or procedure of any other Governmental Entity.

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(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, Target or its Subsidiaries have prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations of the Target Product or Target’s business; (ii) adverse event reports; (iii) material patient complaints; (iv) medical incident reports relating to the Target Product; and (v) material corrective and preventive actions.

(g) Neither Target nor, to the Knowledge of Target, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C.§ 335a(b) or any similar Law. Neither Target nor, to the Knowledge of Target, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the U.S. Social Security Act of 1935, as amended, or any similar Laws.

(h) Neither Target nor its Subsidiaries have submitted, nor caused to be submitted, any claim for payment to any government healthcare program in connection with any referrals related to any Target Product, or engaged in any other conduct, that violated in any material respect any applicable self-referral Law, including the U.S. Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (known as the “Stark Law”), any anti-kickback Law, any false claims Law, or any other applicable similar state or non-U.S. Law.

(i) For each study of a Target Product controlled by and, to the Knowledge of Target, for each study of a Target Product not controlled by but sponsored or commissioned by, or conducted at the request of, Target or its Subsidiaries in which human subjects participated, Target or the party conducting the study obtained the informed consent of such human subjects in material compliance with FDA regulations on Protection of Human Subjects, 21 C.F.R. Part 50, the ICH E6 Good Clinical Practice: Consolidated Guidance (1996), and in material compliance with all applicable Laws, statutes, rules, regulations and ordinances, and all amendments to any of the foregoing. All clinical studies conducted by or on behalf of Target or its Subsidiaries were conducted in material compliance with applicable requirements of 21 C.F.R. Parts 54 and 56, and such other Laws governing the conduct of clinical studies.

(j) Target has operated its business in compliance in all material respects with all applicable Laws, clinical trial protocols, and contractual or other requirements relating to medical records and medical information privacy that regulate or limit the maintenance, use, disclosure or transmission of medical records, clinical trial data, patient information or other personal information made available to or collected by Target in connection with the operation of Target’s business, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164 (subparts A and E), the Security Standards at 45 C.F.R. Parts 160 and 164 (subparts A and C), the Standards for Electronic Transactions and Code Sets at 45 C.F.R. Parts 160 and 162 promulgated under HIPAA, the U.S. Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) (“HITECH”) and HITECH implementing regulations, Directive 95/46/EC and all comparable Laws relating to any of the foregoing (the “Health Care Data Requirements”). Target has implemented in all material respects any confidentiality, security and other measures required by the Health Care Data Requirements. Target is and, to the Knowledge of the Target, has at all times been in compliance in all material respects with the applicable privacy and security requirements of HIPAA and HITECH in conducting Target’s business. As of the date hereof, Target has not, to its Knowledge, suffered any accidental, unauthorized, or unlawful destruction, loss, alteration, or disclosure of, or access to, personal data or suffered a security breach in relation to any other data which it holds. As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for Target that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any comparable Laws.

Section 3.19 Anti-Corruption Matters. Since January 1, 2015, none of the Target, any of its Subsidiaries or any director, officer or, to the Knowledge of the Target, employee or agent of the Target or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2015, neither the Target

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nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of the Target, no Governmental Entity is investigating, examining, or reviewing the Target’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 3.20 Fairness Opinion. The Target has received the opinion of the Target Financial Advisor (and, if it is in writing, has provided a copy of such opinion to Aytu) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Target Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified.

Section 3.21 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Target Disclosure Letter), neither the Target nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Target.

Section 3.22 Disclaimer of Reliance. Notwithstanding anything contained in this Agreement to the contrary, the Target acknowledges and agrees that none of Aytu, Merger Sub or any other Person has made or is making, and the Target expressly disclaims reliance upon, any representations, warranties, or statements relating to Aytu or Merger Sub, express or implied, beyond those expressly given by Aytu and Merger Sub in ARTICLE IV.

ARTICLE IV
Representations and Warranties of Aytu and Merger Sub

Except: (a) as disclosed in the Aytu SEC Documents at least three Business Days prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the Aytu Disclosure Letter that relates to such Section or in another Section of the Aytu Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section; Aytu and Merger Sub hereby jointly and severally represent and warrant to the Target as follows:

Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of Aytu and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Aytu and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect.

(b) Charter Documents. The copies of the Certificate of Incorporation and By-Laws of Aytu as most recently filed with the Aytu SEC Documents are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Aytu has delivered or made available to the Target a true and correct copy of the Charter Documents of Merger Sub. Neither Aytu nor Merger Sub is in violation of any of the provisions of its Charter Documents.

(c) Subsidiaries. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Aytu have been validly issued and are owned by Aytu, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any

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restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of Aytu. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Aytu does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of Aytu consists of: (i) 100,000,000 shares of Aytu Common Stock; and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share, of Aytu (the “Aytu Preferred Stock”). As of the date of this Agreement: (A) 17,688,071 shares of Aytu Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Aytu Common Stock were issued and held by Aytu in its treasury; and (C) 3,444,981 shares of Aytu Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of Aytu are, and all shares of capital stock of Aytu which may be issued as contemplated or permitted by this Agreement, including the shares of Aytu Common Stock constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Aytu owns any shares of Aytu Common Stock.

(b) Stock Awards.

(i) As of the date of this Agreement, an aggregate of 3,000,000 shares of Aytu Common Stock were reserved for issuance pursuant to Aytu Equity Awards not yet granted under the Aytu Stock Plans. As of the date of this Agreement, 1,607 shares of Aytu Common Stock were reserved for issuance pursuant to outstanding Aytu Stock Options and 2,347,754 shares of Aytu Restricted Shares were issued and outstanding. All shares of Aytu Common Stock subject to issuance under the Aytu Stock Plans, including the Aytu Equity Awards constituting Merger Consideration to be issued pursuant to Section 2.07, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

(ii) Other than the Aytu Equity Awards, as of the date hereof, there are no outstanding (A) securities of Aytu or any of its Subsidiaries convertible into or exchangeable for Aytu Voting Debt or shares of capital stock of Aytu, (B) options, warrants, or other agreements or commitments to acquire from Aytu or any of its Subsidiaries, or obligations of Aytu or any of its Subsidiaries to issue, any Aytu Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Aytu, or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of Aytu, in each case that have been issued by Aytu or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of Aytu, being referred to collectively as “Aytu Securities”). All outstanding shares of Aytu Common Stock, all outstanding Aytu Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of Aytu, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) As of the date hereof, there are no outstanding Contracts requiring Aytu or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Aytu Securities or Aytu Subsidiary Securities. Neither Aytu nor any of its Subsidiaries is a party to any voting agreement with respect to any Aytu Securities or Aytu Subsidiary Securities.

(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by Aytu or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of Aytu or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of Aytu or any of its Subsidiaries, are issued or outstanding (collectively, “Aytu Voting Debt”).

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(d) Aytu Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of Aytu or any of its Subsidiaries convertible into or exchangeable for Aytu Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of Aytu; (ii) options, warrants, or other agreements or commitments to acquire from Aytu or any of its Subsidiaries, or obligations of Aytu or any of its Subsidiaries to issue, any Aytu Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of Aytu; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of Aytu, in each case that have been issued by a Subsidiary of Aytu (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Aytu Subsidiary Securities”).

Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a) Authority. Each of Aytu and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger: (i) the adoption of this Agreement by Aytu as the sole stockholder of Merger Sub; and (ii) the need to obtain the affirmative vote of a majority of the votes cast of the Aytu Common Stock to the Aytu Stock Issuance (the “Requisite Aytu Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Aytu and Merger Sub and the consummation by Aytu and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Aytu and Merger Sub and no other corporate proceedings on the part of Aytu or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Aytu Stock Issuance, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Merger, to: (i) the adoption of this Agreement by Aytu as the sole stockholder of Merger Sub; and (ii) the need to obtain the Requisite Aytu Vote. This Agreement has been duly executed and delivered by Aytu and Merger Sub and, assuming due execution and delivery by the Target, constitutes the legal, valid, and binding obligation of Aytu and Merger Sub, enforceable against Aytu and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by Aytu and Merger Sub and the consummation by Aytu and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Aytu or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.03(c) have been obtained or made, and in the case of the consummation of the Merger, obtaining the Requisite Aytu Vote, conflict with or violate any Law applicable to Aytu or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Aytu’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Aytu or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Aytu or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Aytu or Merger Sub in connection with the execution, delivery, and performance by Aytu and Merger Sub of this Agreement or the consummation by Aytu and Merger Sub of the Merger, the Aytu Stock Issuance, and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the States of Delaware and Nevada; (ii) the filing with the SEC of (A) the Joint Proxy Statement in definitive form in accordance with the Exchange Act, (B) the Form S-4, and the declaration of

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its effectiveness under the Securities Act, and (C) the filing of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Aytu Stock Issuance, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under the HSR Act and other Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of Nasdaq; (v) the Other Governmental Approvals; and (vi) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect.

(d) Board Approval.

(i) The Aytu Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Aytu duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Aytu Stock Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Aytu and the Aytu’s stockholders, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger and the Aytu Stock Issuance, upon the terms and subject to the conditions set forth herein, (C) directed that the Aytu Stock Issuance be submitted to a vote of the Aytu’s stockholders for adoption at the Aytu Stockholders Meeting, and (D) resolved to recommend that Aytu’s stockholders vote in favor of approval of the Aytu Stock Issuance (collectively, the “Aytu Board Recommendation”).

(ii) The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Aytu, as the sole stockholder of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Aytu, as the sole stockholder of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL.

Section 4.04 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) SEC Filings. Aytu has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2017 (the “Aytu SEC Documents”). True, correct, and complete copies of all the Aytu SEC Documents are publicly available on EDGAR. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Aytu SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Aytu SEC Documents. None of the Aytu SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Aytu, none of the Aytu SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Aytu SEC Documents. None of Aytu’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Aytu SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with

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respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Aytu and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(c) Undisclosed Liabilities. The audited balance sheet of Aytu dated as of June 30, 2018 contained in the Aytu SEC Documents filed prior to the date hereof is hereinafter referred to as the “Aytu Balance Sheet.” Neither Aytu nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Aytu Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Aytu Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect.

(d) Nasdaq Compliance. Aytu is in compliance with all of the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect.

Section 4.05 Controlled Substances. As to each Aytu product candidate subject to the Controlled Substances Act (21 U.S.C. 801 et. seq.) or similar state Laws regulating opiates and other controlled substances, to the Knowledge of Aytu, each such Aytu product candidate has been and is being manufactured, tested, distributed, marketed, sold and stored in material compliance with all applicable requirements under the Controlled Substances Act or similar state Laws regulating controlled substances. Aytu has not received any written notice or other written communication from the Drug Enforcement Agency, Department of Justice, or any other applicable Governmental Entity regarding any Aytu product candidate subject to the Controlled Substances Act or similar state Laws regulating controlled substances.

Section 4.06 Absence of Certain Changes or Events. Since the date of the Aytu Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Aytu and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any Aytu Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect

Section 4.07 Litigation. There is no Legal Action pending, or to the Knowledge of Aytu, threatened against Aytu or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of Aytu, any officer or director of Aytu or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of Aytu or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect. To the Knowledge of Aytu, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Aytu, threatened, in each case regarding any accounting practices of Aytu or any of its Subsidiaries or any malfeasance by any officer or director of Aytu.

Section 4.08 Brokers. Neither Aytu, Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby for which the Target would be liable in connection the Merger.

Section 4.09 Information Supplied. None of the information supplied or to be supplied by or on behalf of Aytu or Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities

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Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Aytu or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Target’s and Aytu’s stockholders or at the time of the Target Stockholders Meeting or Aytu Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Aytu or Merger Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Aytu or Merger Sub.

Section 4.10 Ownership of Target Common Stock. Neither Aytu nor any of its Affiliates or Associates “owns” (as defined in Section 203(c)(9) of the DGCL) any shares of Target Common Stock.

Section 4.11 Intended Tax Treatment. Neither Aytu nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Aytu there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.12 Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement; and (b) is a direct, wholly-owned Subsidiary of Aytu.

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV (including the related portions of the Aytu Disclosure Letter), neither Aytu nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Aytu or Merger Sub.

Section 4.14 Disclaimer of Reliance. Notwithstanding anything contained in this Agreement to the contrary, Aytu acknowledges and agrees that none of the Target or any other Person has made or is making, and Aytu and Merger Sub expressly disclaim reliance upon, any representations, warranties, or statements relating to the Target or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Target in ARTICLE III.

ARTICLE V
Covenants

Section 5.01 Conduct of Business of the Target. During the period from the date of this Agreement until the Effective Time, the Target shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Aytu (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, the Target shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.01 of the Target Disclosure Letter, the Promissory Note, or as required by applicable Law, the Target shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Aytu (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend or propose to amend its Charter Documents;

(b) (i) split, combine, or reclassify any Target Securities or Target Subsidiary Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Target Securities or Target Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);

(c) issue, sell, pledge, dispose of, or encumber any Target Securities or Target Subsidiary Securities, other than the issuance of shares of Target Common Stock upon the exercise of any Target Equity Award outstanding as of the date of this Agreement in accordance with its terms;

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(d) except as required by applicable Law or by any Target Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Target or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Target’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Target Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Target Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Target Employee Plan, other than contributions required by Law, the terms of such Target Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(e) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;

(f) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Target; provided, that the foregoing shall not prohibit the Target and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting of non-exclusive licenses under the Target IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g) repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Target or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Target Material Contract or any Lease with respect to material Leased Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Target Material Contract or Lease with respect to material Leased Real Estate hereunder;

(i) institute, settle, or compromise any Legal Action involving the payment of monetary damages by the Target or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against Aytu or Merger Sub arising out of a breach or alleged breach of this Agreement by Aytu or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Target Balance Sheet; provided, that neither the Target nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Target’s business;

(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(k) (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Target Balance Sheet (or most recent consolidated balance sheet included in the Target SEC Documents), (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Target or its Subsidiaries;

(l) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

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(m) except in connection with actions permitted by Section 5.05 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Target by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Target with respect to a Target Alternative Transaction or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Aytu, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Target IP, or grant any right or license to any Target IP other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(o) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(p) except to the extent expressly permitted by Section 5.05 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(q) agree or commit to do any of the foregoing.

Section 5.02 Conduct of the Business of Aytu. During the period from the date of this Agreement until the Effective Time, Aytu shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Target (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.02 of the Aytu Disclosure Letter or as required by applicable Law, Aytu shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Target (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend its Charter Documents in a manner that would adversely affect the Target or the holders of Target Common Stock relative to the other holders of Aytu Common Stock;

(b) (i) split, combine, or reclassify any Aytu Securities or Aytu Subsidiary Securities in a manner that would adversely affect the Target or the holders of Target Common Stock relative to the other holders of Aytu Common Stock, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Aytu Securities or Aytu Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the Merger or other transactions contemplated by this Agreement;

(d) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(e) except to the extent expressly permitted by Section 5.05 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, impede, or materially delay the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(f) agree or commit to do any of the foregoing.

Section 5.03 Right of First Refusal on Other Financing. In the event that the Target obtains a commitment for any other financing (either debt, equity, or a combination thereof) which is to close prior to the Effective Time, Aytu shall be entitled to a right of first refusal to enable it to, at Aytu’s option, either: (i) match the terms of the other financing, or (ii) add additional principal to the Promissory Note, in the amount of such other financing, on

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the same terms and conditions as the Promissory Note. The Target shall deliver to Aytu, at least seven (7) days prior to the proposed closing date of such transaction, written notice describing the proposed transaction, including the terms and conditions thereof, and providing Aytu an option during the seven (7) day period following delivery of such notice to either provide the financing being offered in such transaction on the same terms as contemplated by such transaction, or to add additional principal to the Promissory Note, in the amount of such other financing, on the same terms and conditions as the Promissory Note.

Section 5.04 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, the Target shall, and shall cause its Subsidiaries to, afford to Aytu and Aytu’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Target or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Target and its Subsidiaries, and the Target shall, and shall cause its Subsidiaries to, furnish promptly to Aytu such other information concerning the business and properties of the Target and its Subsidiaries as Aytu may reasonably request from time to time. Neither the Target nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Target’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Aytu or Merger Sub pursuant to this Agreement.

(b) Aytu and the Target shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(c) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, Aytu shall, and shall cause its Subsidiaries to, afford to the Target and its Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Aytu or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Aytu and its Subsidiaries, and Aytu shall, and shall cause its Subsidiaries to, furnish promptly to the Target such other information concerning the business and properties of Aytu and its Subsidiaries as the Target may reasonably request from time to time. Neither Aytu nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Aytu’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to the Target pursuant to this Agreement.

Section 5.05 No Solicitation.

(a) The Target shall not, and shall not cause its respective Subsidiaries to, and shall not authorize or permit its or its respective Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any proposal for a Target Alternative Transaction or the making of any proposal that could reasonably be expected to lead to any Target Alternative Transaction, or, subject to Section 5.05(b): (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Target or any of its Subsidiaries to, afford access to the business, properties, assets, books, or records of the Target or any of its Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party that is seeking to make, or has made, any proposal for a Target Alternative Transaction; (ii) (A) except where the Target Board makes a good faith determination, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any

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class of equity securities of the Target or any of its respective Subsidiaries, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL or Section 78 of the NRS; or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Target Alternative Transaction (each, an “Acquisition Agreement”). Except as expressly permitted by this Section 5.05, the Target Board shall not effect a Target Adverse Recommendation Change. The Target shall, and shall cause their respective Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Target Alternative Transaction and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Target and any of its respective Subsidiaries that was furnished by or on behalf of Target or its respective Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding Section 5.05(a), prior to the receipt of the Requisite Target Vote, the Target Board, directly or indirectly through any Representative, may, subject to Section 5.05(c): (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited proposal for a Target Alternative Transaction in writing that the Target Board believes in good faith, after consultation with outside legal counsel and the Target Financial Advisor, constitutes a Superior Proposal; (ii) thereafter furnish to such third party non-public information relating to Target or any of its respective Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to Aytu); (iii) following receipt of and on account of a Superior Proposal, make a Target Adverse Recommendation Change; and/or (iv) take any action that any court of competent jurisdiction orders Target to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Target Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would cause it to be in breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Target Board from disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Target Alternative Transaction, if the party determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.

(c) The Target Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 5.05(b) unless the Target shall have delivered to Aytu a prior written notice advising Aytu that it intends to take such action. The Target shall notify Aytu promptly (but in no event later than 24 hours) after it obtains Knowledge of the receipt by the Target (or any of its Representatives) of any proposal for a Target Alternative Transaction, any inquiry that could reasonably be expected to lead to a Target Alternative Transaction, any request for non-public information relating to the Target or any of its Subsidiaries or for access to the business, properties, assets, books, or records of the Target or any of its Subsidiaries by any third party. In such notice, the Target shall identify the third party making, and details of the material terms and conditions of, any such proposal, indication or request. Target shall keep Aytu fully informed, on a current basis, of the status and material terms of any such proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. Target shall provide Aytu with at least 48 hours prior notice of any meeting of its board of directors, or any committee thereof (or such lesser notice as is provided to the members of its board of directors or committee thereof) at which the Target’s board of directors, or any committee thereof, is reasonably expected to consider any proposal for a Target Alternative Transaction. Target shall promptly provide Aytu with a list of any non-public information concerning Target’s or any of its Subsidiaries’ business, present or future performance, financial condition, or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Aytu, copies of such information.

(d) Except as expressly permitted by this Section 5.05, the Target Board shall not effect a Target Adverse Recommendation Change or enter into (or permit any of its respective Subsidiaries to enter into) an Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of: (i) the Requisite Target Vote, the Target Board may effect a Target Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) an Acquisition Agreement, if (A) Target promptly notifies Aytu, in writing, at least five Business Days (the “Superior Proposal Notice Period”) before making a Target Adverse

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Recommendation Change or entering into (or causing one of its Subsidiaries to enter into) an Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that Target has received a proposal for a Target Alternative Transaction that Target’s board of directors (or a committee thereof) intends to declare a Superior Proposal and that it intends to effect a Target Adverse Recommendation Change and/or Target intends to enter into an Acquisition Agreement, (B) Target attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal, (C) Target shall, and shall cause its Representatives to, during the Superior Proposal Notice Period, negotiate with Aytu in good faith to make such adjustments in the terms and conditions of this Agreement so that such proposal for a Target Alternative Transaction ceases to constitute a Superior Proposal, if Aytu, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least three Business Days remains in the Superior Proposal Notice Period subsequent to the time that Target notifies Aytu of any such material revision (it being understood that there may be multiple extensions)), and (D) Target’s board of directors (or a committee thereof) determines in good faith, after consulting with outside legal counsel and its financial advisor, that such proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Aytu during the Superior Proposal Notice Period in the terms and conditions of this Agreement.

Section 5.06 Preparation of Joint Proxy Statement and Form S-4.

(a) Except as set forth in Section 5.06 of the Aytu Disclosure Letter, in connection with the Target Stockholders Meeting and the Aytu Stockholders Meeting, as soon as reasonably practicable following the date of this Agreement, the Target and Aytu shall prepare and file with the SEC the Joint Proxy Statement and Aytu shall prepare and file with the SEC the Form S-4 (which shall include the Joint Proxy Statement). The Target and Aytu shall each use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Aytu shall notify the Target promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Aytu Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Aytu and the Target shall use its reasonable best efforts to: (A) cause the Joint Proxy Statement to be mailed to the Target’s stockholders and Aytu’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (B) ensure that the Joint Proxy Statement complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Aytu shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Aytu Stock in the Merger and the CVR’s, and the Target shall furnish to Aytu all information concerning the Target as may be reasonably requested in connection with any such actions.

(b) Aytu and the Target shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form S-4 or the Joint Proxy Statement. Each of Aytu and the Target shall promptly correct any information provided by it for use in the Form S-4 or the Joint Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Aytu and the Target shall take all steps necessary to amend or supplement the Form S-4 or the Joint Proxy Statement, as applicable, and to cause the Form S-4 or Joint Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Target Common Stock and/or Aytu Common Stock, in each case as and to the extent required by applicable Law.

(c) Aytu and the Target shall promptly provide the other party and their counsel with any comments or other communications, whether written or oral, that Aytu or the Target, or their counsel may receive from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Form S-4 or the Joint Proxy Statement with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with

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a Target Adverse Recommendation Change or Aytu Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.05) or the dissemination thereof to the holders of Target Common Stock or Aytu Common Stock, or responding to any comments of the SEC with respect to the Form S-4 or Joint Proxy Statement, each of Aytu and the Target shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form S-4, Joint Proxy Statement, or response (including the proposed final version thereof), and each of Aytu and the Target shall give reasonable and good faith consideration to any comments made by the other party or their counsel.

Section 5.07 Target Stockholders Meeting. The Target shall take all action necessary to duly call, give notice of, convene, and hold the Target Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective, and, in connection therewith, the Target shall mail the Joint Proxy Statement to the holders of Target Common Stock in advance of such meeting. Except to the extent that the Target Board shall have effected a Target Adverse Recommendation Change as permitted by Section 5.05 hereof, the Joint Proxy Statement shall include the Target Board Recommendation. Subject to Section 5.05 hereof, the Target shall use reasonable best efforts to: (a) solicit from the holders of Target Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the holders of Target Common Stock required by applicable Law to obtain such approval. The Target shall keep Aytu and Merger Sub updated with respect to proxy solicitation results as requested by Aytu or Merger Sub. Once the Target Stockholders Meeting has been called and noticed, the Target shall not postpone or adjourn the Target Stockholders Meeting without the consent of Aytu (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by the Target to comply with applicable Law). The Target shall use its reasonable best efforts to cooperate with Aytu to hold the Target Stockholders Meeting on the same day and at the same time as the Aytu Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. If the Target Board makes a Target Adverse Recommendation Change, it will not alter the obligation of the Target to submit the adoption of this Agreement and the approval of the Merger to the holders of Target Common Stock at the Target Stockholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Target Stockholders Meeting.

Section 5.08 Aytu Stockholders Meeting; Approval by Sole Stockholder of Merger Sub.

(a) Aytu shall take all action necessary to duly call, give notice of, convene, and hold the Aytu Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective, and, in connection therewith, Aytu shall mail the Joint Proxy Statement to the holders of Aytu Common Stock in advance of the Aytu Stockholders Meeting. Except to the extent that the Aytu Board shall have effected an Aytu Adverse Recommendation Change (if permitted pursuant to Section 5.08(b) below), the Joint Proxy Statement shall include the Aytu Board Recommendation. Aytu shall use reasonable best efforts to: (i) solicit from the holders of Aytu Common Stock proxies in favor of the approval of the Aytu Stock Issuance; and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Aytu Common Stock required by applicable Law to obtain such approval. Aytu shall keep the Target updated with respect to proxy solicitation results as requested by the Target. Once the Aytu Stockholders Meeting has been called and noticed, Aytu shall not postpone or adjourn the Aytu Stockholders Meeting without the consent of Target (other than: (A) in order to obtain a quorum of its stockholders; or (B) as reasonably determined by Aytu to comply with applicable Law). Aytu shall use its reasonable best efforts to cooperate with Target to hold the Aytu Stockholders Meeting on the same day and at the same time as the Target Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(b) Aytu may only effect an Aytu Adverse Recommendation Change if the Aytu Board determines in good faith (after consultation with outside legal counsel) that its fiduciary duties would require it to do so in light of facts and circumstances arising after the signing of this Agreement.

(c) Immediately following the execution and delivery of this Agreement, Aytu, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.

Section 5.09 Notices of Certain Events; Stockholder Litigation.

(a) Notices of Certain Events. The Target shall notify Aytu and Merger Sub, and Aytu and Merger Sub shall notify the Target, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this

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Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c) of this Agreement (in the case of the Target and its Subsidiaries) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of Aytu and Merger Sub), to be satisfied.

(b) Target Stockholder Litigation. The Target shall promptly advise Aytu in writing after becoming aware of any Legal Action commenced, or to the Target’s Knowledge threatened, after the date hereof against the Target or any of its directors by any stockholder of the Target (on their own behalf or on behalf of the Target) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Aytu reasonably informed regarding any such Legal Proceeding. The Target shall give Aytu the opportunity to consult with the Target regarding the defense or settlement of any such stockholder litigation and shall consider Aytu’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of Aytu (which consent shall not be unreasonably withheld, delayed, or conditioned).

(c) No Effect on Disclosure Letters. In no event shall: (i) the delivery of any notice by a party pursuant to this Section 5.09 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by the Target be deemed to amend or supplement the Target Disclosure Letter or constitute an exception to the Target’s representations or warranties; or (iii) disclosure by Aytu be deemed to amend or supplement the Aytu Disclosure Letter or constitute an exception to Aytu’s or Merger Sub’s representations or warranties. This Section 5.09 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.10 Employees; Consultants; Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the date which is twelve months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Aytu and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, Aytu shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Target and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Target Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Target and its Subsidiaries on the date of this Agreement.

(b) During the period commencing at the Effective Time and ending on the date which is twelve months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Aytu and its Subsidiaries), Aytu shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide certain consultants of the Target and its Subsidiaries who are considered vital to the business of the Target and are identified on Exhibit G hereto (collectively, the “Target Continuing Consultants”) with agreements or other arrangements similar to those in effect with the Target prior to the Effective Time.

(c) Effective no later than the day immediately preceding the Closing Date, the Target shall terminate any Target Employee Plans maintained by the Target or its Subsidiaries that Aytu has requested to be terminated by providing a written notice to the Target at least 30 days prior to the Closing Date; provided, that such Target Employee Plans can be terminated in accordance with their terms and applicable Law without any adverse consequences with respect to any Target ERISA Affiliate. No later than the day immediately preceding the Closing Date, the Target shall provide Aytu with evidence that such Target Employee Plans have been terminated.

(d) This Section 5.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, shall confer upon any Target Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of

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this Section 5.10. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Corporation, Aytu, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Corporation, Aytu, or any of their respective Affiliates from terminating the employment of any Target Continuing Employee following the Effective Time. The parties hereto acknowledge and agree that the terms set forth in this Section 5.10 shall not create any right in any Target Employee or any other Person to any continued employment with the Surviving Corporation, Aytu, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Target Employee and the Surviving Corporation.

(e) With respect to matters described in this Section 5.10, the Target will not send any written notices or other written communication materials to Target Employees or the Target Continuing Consultants without the prior written consent of Aytu.

Section 5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) Aytu and Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Target now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Target or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Charter Documents of the Target, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.11 of the Target Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Surviving Corporation shall, and Aytu shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the Charter Documents of the Target as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.

(b) The Surviving Corporation shall, and Aytu shall cause the Surviving Corporation to: (i) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend a total premium for such coverage in excess of 300% of the last annual premium paid by the Target or any of its Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in Section 5.11(b) of the Target Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Aytu will cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.

(c) The obligations of Aytu, Merger Sub, and the Surviving Corporation under this Section 5.11 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.11 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11, each of whom may enforce the provisions of this Section 5.11).

(d) In the event Aytu, the Surviving Corporation, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns

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of Aytu or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.11. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Target or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.12 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.12), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of the Contingent Value Rights Agreement and any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. With respect to the Contingent Value Rights Agreement, prior to the Effective Time, Target and Aytu shall use reasonable best efforts to cooperate, including by making changes to the form of Contingent Value Rights Agreement, as necessary to ensure that such agreement is in a form reasonably acceptable to the rights agent and that the CVRs will be issued and, if required, registered in a manner compliant with all applicable securities laws. The Target and Aytu shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), and (iii) immediately above; and (B) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Target, on the one hand, or Aytu or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Aytu nor the Target shall commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll, or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

(b) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Target, Aytu and Merger Sub shall each use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement.

(c) Notwithstanding anything to the contrary set forth in this Agreement, none of Aytu, Merger Sub, or any of their respective Subsidiaries shall be required to, and the Target may not, without the prior written consent of Aytu, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Target, the Surviving Corporation, Aytu, Merger Sub, or any of their respective Subsidiaries; (ii) conduct,

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restrict, operate, invest, or otherwise change the assets, business, or portion of business of the Target, the Surviving Corporation, Aytu, Merger Sub, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Target, the Surviving Corporation, Aytu, Merger Sub, or any of their respective Subsidiaries; provided, that if requested by Aytu, the Target will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on the Target in the event the Closing occurs.

Section 5.13 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Target and Aytu. Thereafter, each of the Target, Aytu, and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Target and Aytu (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.13 shall not apply to any release or announcement made or proposed to be made in connection with and related to: (a) a Target Adverse Recommendation Change, (b) an Aytu Adverse Recommendation Change; or (c) any disclosures made in compliance with Section 5.05.

Section 5.14 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Aytu, the Merger Sub, the Target, the Merger, or any other transaction contemplated by this Agreement, then each of the Target and the Target Board on the one hand, and Aytu and the Aytu Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.15 Section 16 Matters. Prior to the Effective Time, the Target, Aytu, and Merger Sub shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act:

(a) any dispositions of shares of Target Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Target who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Target immediately prior to the Effective Time; and

(b) any acquisitions of Aytu Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Aytu immediately after the Effective Time.

Section 5.16 Stock Exchange Matters.

(a) Aytu shall use its reasonable best efforts to cause the shares of Aytu Common Stock to be issued in connection with the Merger, shares of Aytu Common Stock to be reserved for issuance upon exercise of Aytu Stock Options and Aytu Restricted Shares, in each case, to be issued pursuant to Section 2.01(b) or Section 2.07, as applicable) to be listed on Nasdaq (or such other stock exchange as may be mutually agreed upon by the Target and Aytu), subject to official notice of issuance, prior to the Effective Time.

(b) To the extent requested by Aytu, prior to the Effective Time, the Target shall cooperate with Aytu and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of OTC to enable the delisting by the Surviving Corporation of the shares of Target Common Stock from the OTC markets and the deregistration of the shares of Target Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

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Section 5.17 Certain Tax Matters. Each of the Target and Aytu shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to obtain the tax opinions referenced in Section 6.01(k). Neither Target or Aytu shall (and the Target and Aytu shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.18 Obligations of Merger Sub. Aytu will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.19 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Target or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Target or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Target acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE VI
Conditions

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a) Target Stockholder Approval. This Agreement will have been duly adopted by the Requisite Target Vote.

(b) Aytu Stockholder Approval. The Aytu Stock Issuance will have been approved by the Requisite Aytu Vote.

(c) Listing. The shares of Aytu Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) Target and Aytu shall have entered into the Contingent Value Rights Agreement.

(f) Regulatory Approvals. If a filing is required, the waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated and all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable Antitrust Laws.

(g) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the Aytu Stock Issuance, or the other transactions contemplated by this Agreement.

(h) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 6.01 of the Target Disclosure Letter and Section 6.01 of the Aytu Disclosure Letter and required to consummate the Merger, the Aytu Stock Issuance, and the other transactions contemplated by this Agreement (other than the filing of the Certificate of Merger with the Secretary of State of the States of Delaware and Nevada) shall have been obtained, free of any condition that would reasonably be expected to have a Target Material Adverse Effect or Aytu Material Adverse Effect.

(i) Employment Agreements. Aytu and each of Bassam Damaj and Ryan Selhorn shall have entered into an employment agreement in the form of the agreements attached hereto as Exhibits C & D.

(j) Separation Agreement and Consulting Agreements. Aytu and Randy Berholtz shall have entered into a separation agreement and a consulting agreement in the form of the agreements attached hereto as Exhibits E & F.

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(k) Tax Opinion. The Target and Aytu shall have received a written opinion from Potomac Law Group, PLLC dated as of the Closing Date to the effect that, on the basis of certain facts, representations, and assumptions set forth or referred to in such opinions, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.01(k), such counsel shall be entitled to receive and rely upon customary representation letters from Aytu and the Target.

Section 6.02 Conditions to Obligations of Aytu and Merger Sub. The obligations of Aytu and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Aytu and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Target (other than in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.10) set forth in ARTICLE III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Target Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect; (ii) the representations and warranties of the Target contained in Section 3.02 shall be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), Section 3.05(a), Section 3.10 and Section 3.20 shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. The Target shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(c) Target Material Adverse Effect. Since the date of this Agreement, there shall not have been any Target Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

(d) Officers Certificate. Aytu will have received a certificate, signed by the chief executive officer or chief financial officer of the Target, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.

Section 6.03 Conditions to Obligation of the Target. The obligation of the Target to effect the Merger is also subject to the satisfaction or waiver by the Target on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Aytu and Merger Sub (other than in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.06, Section 4.08, Section 4.08, Section 4.10 and Section 4.10) set forth in ARTICLE IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Aytu Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, an Aytu Material Adverse Effect; (ii) the representations and warranties of Aytu and Merger Sub contained in Section 4.02 will be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 4.01(a), Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.06, Section 4.08, Section 4.08, Section 4.10 and Section 4.10 shall be true and correct in all respects

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when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. Aytu and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(c) Aytu Material Adverse Effect. Since the date of this Agreement, there shall not have been any Aytu Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an Aytu Material Adverse Effect.

(d) Officers Certificate. The Target will have received a certificate, signed by an officer of Aytu, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), and Section 6.03(c).

ARTICLE VII
Termination, Amendment, and Waiver

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (whether before or after the receipt of the Requisite Target Vote or the Requisite Aytu Vote) by the mutual written consent of Aytu and the Target.

Section 7.02 Termination by Either Aytu or the Target. This Agreement may be terminated by either Aytu or the Target at any time prior to the Effective Time (whether before or after the receipt of the Requisite Target Vote or the Requisite Aytu Vote):

(a) if the Merger has not been consummated on or before May 15, 2020 (the “End Date”), unless extended by mutual written agreement of the parties; provided, however, that right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the Aytu Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;

(c) if this Agreement has been submitted to the stockholders of the Target for adoption at a duly convened Target Stockholders Meeting and the Requisite Target Vote shall not have been obtained at such meeting (unless such Target Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(d) if the Aytu Stock Issuance has been submitted to the stockholders of Aytu for approval at a duly convened Aytu Stockholders Meeting and the Requisite Aytu Vote shall not have been obtained at such meeting (unless such Aytu Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

Section 7.03 Termination by Aytu. This Agreement may be terminated by Aytu at any time prior to the Effective Time:

(a) if: (i) a Target Adverse Recommendation Change shall have occurred; or (ii) the Target shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in this Agreement; or

(b) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Target set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach

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is incapable of being cured by the End Date; provided, that Aytu shall have given the Target at least 20 days written notice prior to such termination stating Aytu’s intention to terminate this Agreement pursuant to this Section 7.03(b); provided further, that Aytu shall not have the right to terminate this Agreement pursuant to this Section 7.03(b) if Aytu or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.04 Termination by the Target. This Agreement may be terminated by the Target at any time prior to the Effective Time:

(a) if prior to the receipt of the Requisite Target Vote at the Target Stockholders Meeting, the Target Board authorizes the Target, in full compliance with the terms of this Agreement, including Section 5.05 hereof, to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the Target shall have paid any amounts due pursuant to Section 7.07(b) hereof in accordance with the terms, and at the times, specified therein; and provided further, that in the event of such termination, the Target substantially concurrently enters into such Acquisition Agreement; or

(b) if Aytu shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in this Agreement; or

(c) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Aytu or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that the Target shall have given Aytu at least 20 days written notice prior to such termination stating the Target’s intention to terminate this Agreement pursuant to this Section 7.04(c); provided further, that the Target shall not have the right to terminate this Agreement pursuant to this Section 7.04(c) if the Target is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.04(b), this Section 7.05, Section 7.06, and ARTICLE VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 7.06 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by Aytu pursuant to Section 7.03(a) or Section 7.03(b), then the Target shall pay to Aytu (by wire transfer of immediately available funds), within five Business Days after such termination, a fee in an amount equal to the Termination Fee on or prior to the termination of this Agreement;

(b) If this Agreement is terminated by Target pursuant to Section 7.04(a) then the Target shall pay to Aytu (by wire transfer of immediately available funds), within five Business Days after such termination, a fee in an amount equal to the Termination Fee on or prior to the termination of this Agreement. If this Agreement is terminated by Target pursuant to Section 7.04(b) or Section 7.04(c), then Aytu shall pay to the Target (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee on or prior to the termination of this Agreement

(c) If this Agreement is terminated by either Party pursuant to Section 7.02(c) and Target had effected a Target Adverse Recommendation Change prior to the Target Stockholders Meeting (including any adjournment or postponement thereof), Target shall pay to Aytu (by wire transfer of immediately available funds) the Termination Fee within five Business Days of such Termination. If this Agreement is terminated by either Party pursuant to Section 7.02(d) and Aytu had effected a Target Adverse Recommendation Change
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prior to the Aytu Stockholders Meeting (including any adjournment or postponement thereof), Aytu shall pay to Target (by wire transfer of immediately available funds) the Termination Fee within five Business Days of such Termination.

(d) If this Agreement is terminated by Aytu or Target for any reason other than those mentioned in Section 7.06(a) or Section 7.06(c) above, no Termination Fee shall be payable by either Party.

(e) The parties acknowledge and hereby agree that the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement. If the Target, on the one hand, or Aytu and Merger Sub, on the other hand, shall fail to pay in a timely manner the amounts due pursuant to this Section 7.06, and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 7.06 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties acknowledge and agree that in no event shall the parties be obligated to pay the Termination Fee on more than one occasion.

(f) Except as expressly set forth in this Section 7.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses; provided, however, that Aytu and the Target shall be equally responsible for all filing fees incurred in connection with the HSR Act or any other Antitrust Law in connection with the consummation of the transactions contemplated by this Agreement.

Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Target Vote or the Requisite Aytu Vote, by written agreement signed by each of the parties hereto; provided, however, that: (a) following the receipt of the Requisite Target Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Target Common Stock without such approval; and (b) following the receipt of the Requisite Aytu Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Aytu Common Stock without such approval.

Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Aytu or Merger Sub, on the one hand, or the Target, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
Miscellaneous

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to a party hereof than those contained in the Confidentiality Agreement.

“Acquisition Agreement” has the meaning set forth in Section 5.05(a).

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“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Associate” has the meaning set forth in Section 203(c)(2) of the DGCL.

“Aytu” has the meaning set forth in the Preamble.

“Aytu Adverse Recommendation Change” shall mean the Aytu Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to the Target, the Aytu Board Recommendation; (b) failing to include the Aytu Board Recommendation in the Joint Proxy Statement that is mailed to Aytu’s stockholders; (c) recommending another transaction that is an alternative to the Transaction; (d) failing to reaffirm (publicly, if so requested by the Target) the Aytu Board Recommendation within ten Business Days after the date any transaction that is an alternative to the Transaction is first publicly disclosed by Aytu or the Person proposing such transaction; (e) making any public statement inconsistent with the Aytu Board Recommendation; or (f) resolving or agreeing to take any of the foregoing actions.

“Aytu Balance Sheet” has the meaning set forth in Section 4.04(c).

“Aytu Board” has the meaning set forth in the Recitals.

“Aytu Board Recommendation” has the meaning set forth in Section 4.03(d)(i).

“Aytu Common Stock” has the meaning set forth in the Recitals.

“Aytu Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by Aytu and Merger Sub to the Target concurrently with the execution of this Agreement.

“Aytu Equity Award” means an Aytu Stock Option or an Aytu Restricted Share, as the case may be.

“Aytu Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Aytu and its Subsidiaries, taken as a whole; or (b) the ability of Aytu to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), an Aytu Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any outbreak or escalation of war or any act of terrorism; or (iv) general conditions in the industry in which Aytu and its Subsidiaries operate; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether an Aytu Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Aytu and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Aytu and its Subsidiaries conduct their businesses.

“Aytu Preferred Stock” has the meaning set forth in Section 4.02(a).

“Aytu Restricted Share” means any Aytu Common Stock subject to vesting, repurchase, or other lapse of restrictions granted under any Aytu Stock Plan.

“Aytu SEC Documents” has the meaning set forth in Section 4.04(a).

“Aytu Securities” has the meaning set forth in Section 4.02(b)(ii).

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“Aytu Stockholders Meeting” means the special meeting of the stockholders of Aytu to be held to consider the approval of the Aytu Stock Issuance.

“Aytu Stock Issuance” has the meaning set forth in the Recitals.

“Aytu Stock Option” means any option to purchase Aytu Common Stock granted under any Aytu Stock Plan.

“Aytu Stock Plans” means the 2015 Stock Option and Incentive Plan, as amended.

“Aytu Subsidiary Securities” has the meaning set forth in Section 4.02(d).

“Aytu Voting Debt” has the meaning set forth in Section 4.02(c).

“Black-Scholes Value” has the meaning set forth in Section 2.01(b)(ii).

“Bloomberg” has the meaning set forth in Section 2.01(b)(ii).

“Book-Entry Share” has the meaning set forth in Section 2.01(c).

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in Denver, Colorado are authorized or required by Law or other governmental action to close.

“Cancelled Shares” has the meaning set forth in Section 2.01(a).

“Certificate” has the meaning set forth in Section 2.01(c).

“Certificate of Merger” has the meaning set forth in Section 1.03.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in the Recitals.

“Confidentiality Agreement” has the meaning set forth in the Recitals.

“Consent” has the meaning set forth in Section 3.03(c).

“Consideration Value” has the meaning set forth in Section 2.01(b)(ii).

“Contingent Value Rights Agreement” means an agreement between Target, Aytu and the rights agent providing for the terms of non-transferable contingent value rights to be issued to Target’s stockholders in connection with the Merger and in the form set forth on Exhibit B hereto (subject to any reasonable revisions that are required by such transfer agent).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“CVR” means a non-transferable contingent value right having the rights set forth in the Contingent Value Rights Agreement.

“DGCL” has the meaning set forth in the Recitals.

“Drug Regulatory Agency” has the meaning set forth in Section 3.08(c).

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“Dissenting Shares” has the meaning set forth in Section 2.03.

“Dissenting Statute” has the meaning set forth in Section 2.03.

“EDGAR” has the meaning set forth in Section 3.04(a).

“Effective Time” has the meaning set forth in Section 1.03.

“End Date” has the meaning set forth in Section 7.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Exchange Agent” has the meaning set forth in Section 2.02(a).

“Exchange Fund” has the meaning set forth in Section 2.02(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(b)(i).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement and Form S-4, the filing of any required notices under the HSR Act or Foreign Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger, the Aytu Stock Issuance, and the other transactions contemplated by this Agreement.

“Foreign Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Form S-4” has the meaning set forth in Section 3.17.

“FDA” has the meaning set forth in Section 3.08(c).

“FDCA” has the meaning set forth in Section 3.08(c).

“GAAP” has the meaning set forth in Section 3.04(b).

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law; or (b) right under any Contract with any Governmental Entity.

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“Hazardous Substance” shall mean: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Health Care Data Requirements” has the meaning set forth in Section 3.18(j).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HITECH” has the meaning set forth in Section 3.18(j).

“HSR Act” has the meaning set forth in Section 3.03(c).

“Indemnified Party” has the meaning set forth in Section 5.11(a).

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof, and all works of authorship protectable by copyright law (including computer software in any form); (c) trade secrets and know-how; (d) patents, patent applications (including provisional patent applications), foreign counterparts or equivalents of any of the foregoing, and any inventions, discoveries, and other innovations that are or may be patentable; (e) internet domain name registrations; and (f) other intellectual property (including databases, algorithms, designs, drawings, processes, formulations, and chemical, biological, toxicological, pharmacological, financial, commercial, and other types of data of a confidential or proprietary nature, whether or not protectable under patent or copyright law) and related proprietary rights.

“Interim Operating Loss” operating losses of Target between June 30, 2019 that occur in the ordinary course.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement” has the meaning set forth in Section 3.17.

“June 30 Net Working Capital Deficit” is negative $2,416,441.

“June 30 Total Liability Balance” is $10,790,892.

“Knowledge” means: (a) with respect to the Target and its Subsidiaries, the actual knowledge of Bassam Damaj, Randy Berholtz or Ryan Selhorn; and (b) with respect to Aytu and its Subsidiaries, the actual knowledge of Josh Disbrow and Dave Green; in each case, after due inquiry.

“Laws” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Target or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Target or any of its Subsidiaries thereunder.

“Leased Real Estate” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Target or any of its Subsidiaries.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

“Liability” shall mean any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

Annex A-50

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“Maximum Premium” has the meaning set forth in Section 5.11(b).

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Multiemployer Plan” has the meaning set forth in Section 3.12(c).

“Nasdaq” has the meaning set forth in Section 2.01(d).

“NRS” has the meaning set forth in the Recitals.

“Order” has the meaning set forth in Section 3.09.

“Other Governmental Approvals” has the meaning set forth in Section 3.03(c).

“OTC” means the OTC Markets Group, including the OTCQB Venture Market on which Target’s shares are traded.

“PBGC” has the meaning set forth in Section 3.12(d).

“Permits” has the meaning set forth in Section 3.08(b).

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“PHS Act” has the meaning set forth in Section 3.18(a).

“Promissory Note” has the meaning set forth in the Recitals.

“Representatives” has the meaning set forth in Section 5.05(a).

“Requisite Target Vote” has the meaning set forth in Section 3.03(a).

“Requisite Aytu Vote” has the meaning set forth in Section 4.03(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.04(a).

“SEC” has the meaning set forth in Section 3.03(c).

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“Securities Act” has the meaning set forth in Section 3.03(c).

“Stark Law” has the meaning set forth in Section 3.18(h).

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Proposal” means a bona fide written proposal for a Target Alternative Transaction with respect to the Target or its Subsidiaries that Target’s board determines in good faith (after consultation with outside legal counsel and Target’s financial advisor) is more favorable from a financial point of view to the holders of Target’s common stock than the transactions contemplated by this Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Target Alternative Transaction; (d) the other terms and conditions of such proposal and the implications thereof on Target, including relevant legal, regulatory, and other aspects of such proposal deemed relevant by Target; and (e) any revisions to the terms of this Agreement and the Merger proposed by Aytu during the Superior Proposal Notice Period set forth in Section 5.05(d).

“Superior Proposal Notice Period” has the meaning set forth in Section 5.05(d).

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Target” has the meaning set forth in the Preamble.

“Target Adverse Recommendation Change” shall mean the Target Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to Aytu, the Target Board Recommendation; (b) failing to include the Target Board Recommendation in the Joint Proxy Statement that is mailed to the Target’s stockholders; (c) recommending a Target Alternative Transaction; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Target Common Stock within ten Business Days after the commencement of such offer for a Target Alternative Transaction; (e) failing to reaffirm (publicly, if so requested by Aytu) the Target Board Recommendation within ten (10) Business Days after the date any proposed Target Alternative Transaction (or material modification thereto) is first publicly disclosed by the Target or the Person entering into such Target Alternative Transaction; (f) making any public statement inconsistent with the Target Board Recommendation; or (g) resolving or agreeing to take any of the foregoing actions.

“Target Alternative Transaction” means a transaction in which (i) the Target issues securities representing 40% or more of its total fully diluted voting power post-transaction by way of merger or other business combination with Target or any of its Subsidiaries or (ii) Target engages in a merger or other business combination such that the holders of voting securities of Target immediately after the transaction do not own more than 60% of the voting power of securities of the resulting entity on a fully diluted basis.

“Target Balance Sheet” has the meaning set forth in Section 3.04(e).

“Target Board” has the meaning set forth in the Recitals.

“Target Board Recommendation” has the meaning set forth in Section 3.03(d).

“Target Common Stock” has the meaning set forth in the Recitals.

“Target Continuing Employees” has the meaning set forth in Section 5.10(a).

“Target Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Target to Aytu concurrently with the execution of this Agreement.

“Target Employee” has the meaning set forth in Section 3.12(a).

“Target Employee Plans” has the meaning set forth in Section 3.12(a).

“Target Equity Award” means a Target Stock Option or a Target Restricted Share granted under one of the Target Stock Plans, as the case may be.

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“Target ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Target or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Target Financial Advisor” has the meaning set forth in Section 3.10.

“Target IP” has the meaning set forth in Section 3.07(b).

“Target IP Agreements” means all assignments, licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Target or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

“Target IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Target or any of its Subsidiaries.

“Target Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Target and its Subsidiaries, taken as a whole; or (b) the ability of the Target to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a Target Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any outbreak or escalation of war or any act of terrorism; or (iv) general conditions in the industry in which the Target and its Subsidiaries operate; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether a Target Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the Target and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Target and its Subsidiaries conduct their businesses.

“Target Material Contract” has the meaning set forth in Section 3.15(a).

“Target-Owned IP” means: (a) all Intellectual Property that the Target or any of its Subsidiaries owns or purports to own; and (b) all Intellectual Property for which the Target or any of its Subsidiaries has or purports to have any exclusive license rights.

“Target Preferred Stock” has the meaning set forth in Section 3.02(a).

“Target Product” means Target’s and its Subsidiaries’ current products and product candidates.

“Target Regulatory Permits” has the meaning set forth in Section 3.08(d).

“Target Restricted Share” has the meaning set forth in Section 2.07(b).

“Target SEC Documents” has the meaning set forth in Section 3.04(a).

“Target Securities” has the meaning set forth in Section 3.02(b)(ii).

“Target Stock Option” has the meaning set forth in Section 2.07(a).

“Target Stock Plans” means the following plans, in each case as amended: Innovus Pharmaceuticals, Inc. 2019 Equity Incentive Plan.

“Target Stockholders Meeting” means the special meeting of the stockholders of the Target to be held to consider the adoption of this Agreement.

“Target Subsidiary Securities” has the meaning set forth in Section 3.02(e).

“Termination Fee” means $250,000.

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“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Warrants” has the meaning set forth in Section 2.01(d).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unvested Target Stock Option” has the meaning set forth in Section 2.07(a).

“Vested Target Stock Option” has the meaning set forth in Section 2.07(a).

“Voting Debt” has the meaning set forth in Section 3.02(c).

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Target Disclosure Letter and Aytu Disclosure Letter.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of or relating to this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Annex A-54

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in any federal court within the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):

If to Aytu or Merger Sub, to:	Aytu Bioscience, Inc. 373 Inverness Parkway, Suite 206 Englewood, CO 80112 Attention: Joshua Disbrow
with a copy (which will not constitute notice to Aytu or Merger Sub) to:	Dorsey & Whitney LLP 111 S. Main Street, Suite 2100 Salt Lake City, UT 84111 Attention: Nolan Taylor

Annex A-55

If to the Target, to:	Innovus Pharmaceuticals 8845 Rehco Road San Diego, CA 92121 Attention: Bassam Damaj, PhD
with a copy (which will not constitute notice to the Target) to:	Disclosure Law Group 655 West Broadway, Suite 870 San Diego, CA 92101 Attention: Daniel Rumsey

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Target Disclosure Letter, the Aytu Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Aytu Disclosure Letter, and the Target Disclosure Letter (other than an exception expressly set forth as such in the Aytu Disclosure Letter or Target Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. Except as provided in Section 5.11 hereof (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Aytu or Merger Sub, on the one hand, nor the Target on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Aytu in the case of Aytu and Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Effective Time, Merger Sub may, without the prior written consent of the Target, assign all or any portion of its rights under this Agreement to Aytu or to one or more of Aytu’s direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[signature page follows]

Annex A-56

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TARGET COMPANY
By
Name:	Bassam Damaj
Title:	President & Chief Executive Officer
AYTU
By
Name:	Josh Disbrow
Title:	Chairman & Chief Executive Officer
MERGER SUB
By
Name:	Josh Disbrow
Title:	President & Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

Annex A-57

EXECUTION VERSION

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “First Amendment”) is entered into as of January 9, 2020 (the “Effective Date”), by and among Aytu Bioscience Inc., a Delaware corporation (“Aytu”), Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Target”), and Aytu Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”). Capitalized terms used but not defined herein have the meanings given to such terms in the Agreement (as defined below).

WHEREAS, the parties previously entered into that certain Agreement and Plan of Merger, dated as of September 12, 2019 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement pursuant to Section 7.07 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth herein and in the Agreement, the parties agree as follows:

1. Amendment to Section 2.01(b)(ii)(A). Section 2.01(b)(ii)(A) is hereby amended and restated in full as follows:

(A) The Consideration Value will be reduced by (i) an amount equal to the aggregate of the following (but only to the extent such aggregate amount exceeds $1.3 million): (i) the total value of shares of Aytu Common Stock issuable upon conversion of the Aytu preferred stock issued to holders of the Terminated Warrants pursuant to Section 2.01(d) below in connection with the Warrant Offer (valued on the basis set forth in such clause), based on the per share conversion price set forth in the certificate of designation for the Aytu preferred stock, plus (ii) the value of all other warrants containing Cash Out Rights (as defined in Section 2.01(d) below), such value to be determined as the aggregate amount of cash payments such holders would be entitled to receive in connection with the Merger pursuant to the terms of their warrants.

2. Amendment to Section 2.01(d). The second to last sentence of Section 2.01(d) is hereby amended and restated in full as follows:

The Aytu shares to be issued to them are expected to be valued at the closing price of Aytu Common Stock on the Nasdaq Capital Market (“Nasdaq”) on the last trading day prior to the date of the Effective Time.

3. Amendment to Section 8.01. Section 8.01 is hereby amended to remove the defined term: “Black-Scholes Value”.

4. Amendment to Exhibit B. Exhibit B to the Agreement is hereby deleted in its entirety and replaced with the form of Contingent Value Rights Agreement attached as Exhibit A to this First Amendment.

5. Effect of this Amendment. Except as expressly amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof.

6. Counterparts; Electronic Signatures. This First Amendment may be executed in one or more counterparts (including by transmission-mail), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

(signature page follows)

Annex A-58

IN WITNESS WHEREOF, the parties have executed this First Amendment to Agreement and Plan of Merger as of the Effective Date.

TARGET

INNOVUS PHARMACEUTICALS, INC.

By: _________________________________________
Name: Bassam Damaj
Title: President & Chief Executive Officer

AYTU

AYTU BIOSCIENCE INC.

By: _________________________________________
Name: Joshua Disbrow
Title: Chief Executive Officer

MERGER SUB

AYTU ACQUISITION SUB, INC.

By: _________________________________________
Name: Joshua Disbrow
Title: President & Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Merger]

Annex A-59

EXHIBIT A

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

Annex A-60

Annex B

Contingent Value Rights Agreement

Exhibit B to Agreement & Plan of Merger

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of ____, 2020 (this “Agreement”), is entered into by and among Aytu Bioscience Inc., a Delaware corporation (the “Company”), Vivian Liu as representative of the Holders (the “Holders’ Representative”) and Direct Transfer LLC (the “Rights Agent”).

A. The Company, Aytu Acquisition Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Innovus Pharmaceuticals, Inc., a Nevada corporation (“Innovus”) have entered into an Agreement and Plan of Merger dated as of September 12, 2019 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Innovus (the “Merger”).

B. In connection with the effectiveness of the Merger, the Company wishes to create and issue contingent value rights containing the rights described herein to the record holders of shares of Innovus common stock, par value $0.001 per share, as of a record date prior to the effectiveness of the Merger.

Accordingly, and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the benefit of the Holders (as hereinafter defined), as follows:

ARTICLE I.
Definitions

1.1 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) all accounting terms used herein and not expressly defined herein have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(ii) unless the context otherwise requires, words describing the singular number include the plural and vice versa, words denoting any gender include all genders and words denoting natural Persons include corporations, partnerships and other Persons and vice versa;

(iii) the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”;

(iv) the terms “hereof”, “hereunder”, “herein” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or provision of this Agreement; and

(v) the Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(b) The following terms have the meanings ascribed to them as follows:

“Achievement Certificate” has the meaning set forth in Section 2.4(a).

“Acting Holders” means a majority in interest of the Holders, but excluding any Holders that serve or have served as an officer of the Company or on the Company’s Board of Directors.

“Affiliates” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person.

“Board of Directors” means the board of directors of the Company.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

Annex B-1

“Business Day” means each day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change of Control” means (x) (i) any consolidation or merger of the Company with or into any other corporation or entity or Person or (ii) any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, or (y) any sale of all or substantially all of the assets of the Company.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Consumer Business Unit” means all the product lines and products in development by Innovus and acquired by the Company as a result of the Merger, together with all future products lines developed or acquired primarily as a result of the Merger or primarily developed by Dr. Bassam Damaj.

“CVR Payment Amount” means the amount payable with respect to the relevant Earnout Achievement, as determined on Exhibit A hereto.

“CVR Payment Date” means the date (if any and if ever) that a CVR Payment Amount is payable by the Company to the Holders, which date will be established pursuant to Section 2.4.

“CVR Payment Shares” means shares of Common Stock that may be issued in partial or complete satisfaction of a CVR Payment Amount. The total number of CVR Payment Shares that may be issued in connection with CVR Payment Amounts hereunder shall not be greater than 2,666,667.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVR Shortfall” has the meaning set forth in Section 4.5(b).

“CVRs” means the contingent value rights issued by the Company pursuant to this Agreement.

“De Minimis” has the meaning set forth in Section 6.2.

“Effective Time” means the effective time of the Merger, pursuant to the Merger Agreement. The Company shall notify the Rights Agent of the Effective Time promptly after the occurrence thereof.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holder Buyout Value” has the meaning set forth in Section 6.2.

“Holders’ Representative” means the Holders’ Representative named in the first paragraph of this Agreement, until a successor Holders’ Representative has become such pursuant to the applicable provisions of this Agreement, and thereafter “Holders’ Representative” will mean such successor Holders’ Representative.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Holders’ Representative and the Company, or (b) if the parties hereto fail to make a designation, jointly by an independent public accounting firm selected by the Company and an independent public accounting firm selected by the Holders’ Representative.

“Earnout Achievement” means the achievement of one or more of the targets in the various Milestones, as described in Exhibit A hereto.

“Milestone” means each of the five earnout milestones set forth on Exhibit A.

“Milestone Period” means the calendar year-long measurement periods for each Milestone set forth on Exhibit A.

“Non-Achievement Certificate” has the meaning set forth in Section 2.4(b).

“Notice of Objection” has the meaning set forth in Section 2.4(c).

Annex B-2

“Objection Period” has the meaning set forth in Section 2.4(c).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer or secretary of the Company, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a pro-rata distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (viii) if a Holder is holding on behalf of a beneficial owner, a transfer to such beneficial owner or (ix) the transfer of any or all of the CVRs to the Company or an Affiliate of the Company in a privately negotiated transaction or a tender offer.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Pro Rata Share” means each Holder’s pro rata share of a CVR Payment Amount based on the number of CVRs held by such Holder as of the date of the Achievement Certificate (or the date of final determination pursuant to Section 2.4(c), as applicable) as reflected on the CVR Register in proportion to all CVRs issued at any time (regardless of whether or not some CVRs are no longer outstanding due to having been acquired by the Company or for any other reason).

“Revenue Target Achievement” means the achievement of the revenue target associated with a particular Milestone.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent has become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Fee” means the agreed-upon fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement.

“Share Determination Date” has the meaning set forth in Section 2.4(d).

“Subsidiary” means any corporation or other entity in which the Company owns at least a majority of the stock or other equity interests.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

ARTICLE II.
Contingent Value Rights

2.1 Authority; Issuance of CVRs; Appointment of Rights Agent.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. No consent, approval, order or

Annex B-3

authorization of, or registration, declaration or filing with, any government authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by Company of the transactions contemplated hereby.

(b) The CVRs are a form of Merger Consideration described in the Merger Agreement and will be issued in accordance with the terms and conditions set forth in the Merger Agreement and this Agreement.

(c) The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

2.2 Nontransferable.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed CVR Registrar (the “CVR Registrar”) for the purpose of registering CVRs and Permitted Transfers of CVRs as herein provided. Upon any change in the identity of the Rights Agent, the successor Rights Agent will automatically also become the successor CVR Registrar.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to effect a Permitted Transfer of a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Company and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Company and/or the CVR Registrar, if appropriate. Upon receipt of such written request and materials, the CVR Registrar will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement, as those previously held by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder (or an authorized representative thereof) may make a request to the CVR Registrar to change such Holder’s address of record in the CVR Register. Upon receipt of such request, the CVR Registrar will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) No later than February 28 of the year following the Milestone Period relating to a particular Earnout Achievement, the Company will deliver to the Holders’ Representative and the Rights Agent a certificate (the “Achievement Certificate”), certifying that the Holders are entitled to receive a CVR Payment Amount (and setting forth the calculation of such CVR Payment Amount). A Milestone Period can be used to measure the attainment of more than one Revenue Target Achievement in the following circumstances: if the Consumer Business Unit records any of the annual revenue targets in a Milestone Period that is earlier than the identified Milestone Period for such target, then the Company shall calculate and deliver the applicable CVR Payment Amount also at that earlier time. For example, if the Consumer Business Unit achieves $40 million in revenues in calendar year 2020, then, no later than February 28, 2021, the Company will deliver to the Holders’ Representative and the Rights Agent an Achievement Certificate certifying that the Holders are entitled to receive the CVR Payment Amounts associated

Annex B-4

with the Revenue Target Achievement for both Milestone 2 and Milestone 3. For the avoidance of doubt, a CVR Payment Amount may be earned only once following the initial Earnout Achievement of each revenue target and no amounts shall be due or payable for subsequent or repeated achievement of the same revenue target.

(b) If no Earnout Achievement has occurred during a particular Milestone Period, then, as soon as reasonably practicable after the end of such Milestone Period, but in no event later than February 28 of the year following such Milestone Period, the Company will deliver to the Holders’ Representative and the Rights Agent a certificate (the “Non-Achievement Certificate”), stating that no Earnout Achievement occurred.

(c) During the period from February 28 to May 31 of each year following a particular Milestone Period (the “Objection Period”), the Holders’ Representative may send a notice (the “Notice of Objection”) to the Rights Agent detailing either their objection to the proposed calculation of the CVR Payment Amount for the prior Milestone Period set forth in the Achievement Certificate or their objection to the Non-Achievement Certificate, in either case by providing a basis for their objection. Following the receipt of a Notice of Objection, the Company shall permit, and shall cause its Affiliates to permit, the Holders’ Representative, and, if requested by the Holders’ Representative, the Independent Accountant, to have access to the records of the Company or its Affiliates as may be reasonably necessary to investigate the basis for the Notice of Objection. Any dispute arising from a Notice of Objection will be resolved in accordance with the procedure set forth in Section 9.10, which decision will be binding on the parties hereto and every Holder. If a Notice of Objection has not been delivered to the Company within the Objection Period for a particular Milestone Period, then the Holders’ Representative will have no right to receive the disputed CVR Payment Amount, and the Company and the Rights Agent will have no further obligations with respect to such CVR Payment Amount.

(d) If the Company delivers an Achievement Certificate to the Rights Agent, no later than March 20 of the year following the Milestone Period during which an Earnout Achievement was met (the “Share Determination Date”), the Company will make appropriate arrangements to deposit with the Rights Agent shares of Common Stock representing any CVR Payment Shares it has determined to issue in satisfaction of all or a part of the applicable CVR Payment Amount; provided however, rather than depositing CVR Payment Shares, the Company may at its sole election deposit with the Rights Agent a cash amount (the “Cash Replacement Amount”) reflecting all or a part of the applicable CVR Payment Amount. In no case shall the sum of (i) the fair value of CVR Payment Shares to be issued and (ii) the Cash Replacement Amount be less than the applicable CVR Payment Amount. No later than ten (10) calendar days after the applicable Share Determination Date, the Rights Agent will then distribute to each Holder the portion of the CVR Payment Amount that is equal to such Holder’s Pro Rata Share by (i) depositing the applicable number of CVR Payment Shares in the account of such Holder pursuant to procedures communicated by the Rights Agent and (ii) with respect to any Cash Replacement Amount, distributing the applicable amount to each Holder either by check mailed to the address of each such respective Holder as reflected in the CVR Register, or, with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account. Notwithstanding the above, to the extent a Holder’s Pro Rata Share would result in such Holder receiving a fractional share of Common Stock, such Holder shall instead receive a full additional share if the fractional share is .5 or greater and shall forfeit such fractional share if the fractional share is less than .5.

(e) If a CVR Payment Amount is determined to be payable following a Notice of Objection pursuant to Section 2.4(c) above (whether by agreement of the parties or the decision of an arbitrator under Section 9.10), then within ten (10) Business Days of such determination, the Company will make appropriate arrangements to deposit with the Rights Agent shares of Common Stock representing any CVR Payment Shares it has determined to issue in satisfaction of all or part of the applicable CVR Payment Amount; provided however, rather than depositing CVR Payment Shares, the Company may at its sole election deposit with the Rights Agent a Cash Replacement Amount reflecting all or a part of the applicable CVR Payment Amount. In no case shall the sum of (i) the fair value of CVR Payment Shares to be issued and (ii) the Cash Replacement Amount be less than the applicable CVR Payment Amount. No later than ten (10) Business Days later, the Rights Agent will then distribute to each Holder the portion of the CVR Payment Amount that is equal to such Holder’s Pro Rata Share by (i) depositing the applicable number of CVR Payment Shares in the account of such Holder pursuant to procedures communicated by the Rights Agent and (ii) with respect to any Cash Replacement Amount, distributing the applicable amount to each Holder either by check mailed to the address of each such respective Holder as reflected in the CVR Register, or, with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account. Notwithstanding the above, to the extent a Holder’s

Annex B-5

Pro Rata Share would result in such Holder receiving a fractional share of Common Stock, such Holder shall instead receive a full additional share if the fractional share is .5 or greater and shall forfeit such fractional share if the fractional share is less than .5.

(f) The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, CVR Payment Shares or Cash Replacement Amounts, as applicable, in such amount as the Company or the applicable Affiliate of the Company is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld are paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(g) The Company will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent may reasonably request in order to perform under this Agreement.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Company.

(a) Except for those associated with actual CVR Payment Shares, if and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) Except for those associated with the actual CVR Payment Shares, if and when issued, the CVRs will not represent any equity or ownership interest in the Company.

(c) Each Holder acknowledges and agrees to the appointment and authority of the Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Holders’ Representative or the authority or power of the Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

ARTICLE III.
The Rights Agent

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. Notwithstanding anything contained herein to the contrary, the Rights Agent’s aggregate liability under this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses.

(b) All rights of action under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent will be brought in its name as Rights Agent, and any recovery of judgment will be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

Annex B-6

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) The Rights Agent shall act hereunder solely as agent for the Company and it shall not assume any obligations or relationship of agency or trust with any of the Holders or the Holders’ Representative;

(e) in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(f) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(g) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(h) the Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense (in each case pertaining to the Rights Agent’s own account only) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; and

(i) the Company agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent will also be entitled to reimbursement from the Company for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the Rights Agent Fee will be rendered a reasonable time before, and paid on, the effective date of the applicable transaction. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) calendar days after receipt by the Company. The Company agrees to pay to Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with the Agreement. In no event will any expense incurred by the Company pursuant to this Section 3.2 be deducted from any CVR Payment Amount.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Company specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days before the date so specified.

(b) If the Rights Agent will resign, be removed or become incapable of acting, the Company, by way of a Board Resolution, will promptly appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Holders’ Representative, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(b), become the successor Rights Agent.

(c) The Company will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within five (5) Business Days after acceptance of appointment by a successor Rights Agent, upon Company’s request the successor Rights Agent will cause such notice to be mailed at the expense of the Company. In no event will any expense incurred by the Company pursuant to this Section 3.3 be deducted from any CVR Payment Amount.

Annex B-7

3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to the Company and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, however, that upon the request of the Company or the successor Rights Agent, such retiring Rights Agent will cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

ARTICLE IV.
Covenants

4.1 List of Holders.

The Company will furnish or cause to be furnished to the Rights Agent in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), the names, addresses and shareholdings of registered holders of Common Stock as of the Effective Time. The Rights Agent will share with the Company, upon the Company’s request, a copy of the CVR Register and other information relating to the Holders, including any correspondence, unless the Rights Agent is restricted by law from sharing any such information, in which case the portion protected by law (and only such portion) will be redacted or otherwise subtracted from the materials provided to the Company.

4.2 Payment of CVR Payment Amount.

The Company will duly and promptly issue to Rights Agent the CVR Payment Amount, when and if payable, in shares of Common Stock to be distributed to the Holders in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

4.3 Operating Covenants & Keepwell

(a) Until the earlier of the termination of this Agreement or December 31, 2024, the Company will account for the results of the Consumer Business Unit pursuant to segment level reporting (whether or not it is in fact reported as a segment of the Company). Such reporting will be done in accordance with GAAP, except that appropriate adjustments for allocations of overhead consisting of those incremental costs incurred by the Company as a result of the Merger and other costs that are intended to fairly reflect the historical costs of the Consumer Business Unit, including any adjustments that may occur in accordance with Section 4.5, shall be applied.

(b) Until the earlier of the termination of this Agreement or December 31, 2024, the Company will provide (on the whole) reasonably sufficient commercial support to the Consumer Business Unit to allow it to meet the Revenue Target Achievement for each Milestone Period; provided however, that in any event the Company will not be required to provide more commercial support (on the whole) in any particular Milestone Period and on a proportionate basis relative to the Revenue Target Achievement for that period, than the amount of commercial support (on the whole) provided to such business by Innovus in 2018 relative to the revenue achieved in 2018.

(c) Until the earlier of the termination of this Agreement or December 31, 2024, the Company will also maintain product registrations, licenses and approvals and respond to queries and challenges and perform marketing activities of core products in a manner consistent with Innovus management of the Consumer Business Unit throughout 2018. After December 31, 2024, Company management will manage such matters in the Consumer Business Unit as they would in the ordinary course of business depending on prospects and expected performance of the Consumer Business Unit and its various product lines. In no event will the Company or its management team operate in bad faith with an intention to undermine the ability of the Consumer Business Unit from achieving the applicable Milestones.

4.4 Books and Records; Holders’ Representative Operating Covenant Review.

The Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to confirm the applicable CVR Payment Amount payable to each Holder hereunder in accordance with the terms specified in this Agreement. In connection with the Company’s obligations pursuant to Section 4.3, the Holders’ Representative shall have the right to

Annex B-8

reasonably inspect and review the Company’s compliance with such obligations and, if the Holders’ Representative objects to the Company’s compliance related to Section 4.3, then the Company and the Holders’ Representative shall reasonably negotiate to resolve such dispute; provided, that if such dispute cannot be resolved despite the parties’ best commercially reasonable efforts to resolve such dispute within 15 business days, then the dispute shall be resolved via arbitration pursuant to Section 9.10 hereof.

4.5 Audits.

(a) In addition to the right of the Holders’ Representative to inspect the records of the Company in connection with a Notice of Objection as set forth in Section 2.4(c), upon the written request of the Holders’ Representative provided to the Company not less than forty-five (45) days in advance (such request not to be made more than once in any twelve (12) month period), the Company shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of the Company or its Affiliates as may be reasonably necessary to determine the accuracy of the results of the Consumer Business Unit reported by the Company, particularly as it pertains to the achievement or non-achievement, as the case may be, of any Milestones and the payment of any applicable CVR Payment Amounts. The Company shall, and shall cause to its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information reasonably necessary for the Independent Accountant to calculate and verify the results of the Consumer Business Unit; provided that the Company may, and may cause its Affiliates to, redact documents and information not relevant for such calculation pursuant to this Section 4.5. The Independent Accountant shall disclose to the Company and the Holders’ Representative any matters directly related to its findings to the extent reasonably necessary to verify the results of the Consumer Business Unit.

(b) If the Independent Accountant concludes that a Milestone was achieved for which a Non-Achievement Certificate was previously delivered to the Holders’ Representative and the Rights Agent for which a CVR Payment Amount was properly due but not paid to the Rights Agent, or that any CVR Payment Amount made was in an amount less than the amount due, the Company shall pay the CVR Payment Amount or underpayment thereof to the Rights Agent for further distribution to the Holders plus interest on such amount at the “prime rate” as published in The Wall Street Journal or similar reputable data source from time to time, calculated from when the full CVR Payment Amount should have been paid to the date of actual payment (such amount including interest being the “CVR Shortfall”). The CVR Shortfall shall be paid within ten (10) Business Days after the date the Independent Accountant delivers to Company and the Holders’ Representative the Independent Accountant’s written report. The decision of the Independent Accountant shall be final, conclusive and binding on Company and the Holders, shall be non-appealable and shall not be subject to further review. The fees charged by the Independent Accountant shall be paid by the Company.

(c) Each Person seeking to receive information from the Company in connection with a review pursuant to this Section 4.5 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with the Company or any controlled Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

ARTICLE V.
Amendments

5.1 Amendments Without Consent of Holders.

(a) Without the consent of any Holders or the Holders’ Representative, the Company, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.1 hereof.

(b) Without the consent of any Holders or the Holders’ Representative, the Company, when authorized by a Board Resolution, together with the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, enter into one or more amendments hereto:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

Annex B-9

(ii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent will consider to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the Holders or the ability of the Consumer Business Unit to achieve the Milestones in any way; or

(iv) to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Without the consent of any Holders, the Company, together with the consent of the Holders’ Representative (not to be unreasonably withheld), may amend the definition of CVR Payment Shares to increase the total number of CVR Payment Shares that may be issued pursuant to this Agreement and may make related and incidental amendments in connection with any such increase.

Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Company will deliver a notice thereof to each Holder at its address as it appears on the CVR Register, setting forth in general terms the substance of such amendment.

5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or the Holders’ Representative), the Company, when authorized by a Board Resolution, the Rights Agent, the Holders’ Representative and the Acting Holders may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any or all provisions of this Agreement.

(b) Promptly after the execution by the Company, the Holders’ Representative and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will deliver a notice thereof to each Holder at its address as it appears on the CVR Register, setting forth in general terms the substance of such amendment.

5.3 Execution of Amendments.

In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel of the Company, at Company’s sole expense, stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4 Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. In the event this Agreement is modified in accordance with this Article V, the Rights Agent will, to the extent practicable, deliver to the Holders a notice of such amendment.

5.5 Amendment Prior to Effective Time.

This Agreement may not be amended prior to the Effective Time without the prior written consent of Innovus.

ARTICLE VI.
Consolidation, Merger, Sale or Conveyance

6.1 Consolidation

(a) Except as contemplated by the Merger, the Company will not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) will expressly assume payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

Annex B-10

(ii) the Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) In the event the Company conveys, transfers or leases its properties and assets substantially as an entirety in accordance with the terms and conditions of this Section 6.1, the Surviving Person will be liable for the payment of the CVR Payment Amount and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed.

6.2 Buyback of De Minimis CVRs.

At any time, the Company will have the right to purchase all the outstanding CVRs of any Holder having a De Minimis amount of CVRs by paying that Holder an amount in cash that is equivalent to the aggregate consideration such Holder would be owed if all future Achievement Certificates were delivered (such amount, the “Holder Buyout Value”). For purposes of this section, a “De Minimis” amount of CVRs is an amount for which the Holder Buyout Value is less than $100.

6.3 Successor Substituted.

Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person will be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII.
Management Discretion; No Fiduciary Duties

7.1 Management of Consumer Business Unit.    For the avoidance of doubt, subject to and consistent with its obligations set forth in this Agreement, management of the Company shall have full discretion in management of the Consumer Business Unit in all respects, including without limitation decisions relating to taxes, application of US GAAP, selection of auditor, questions of accounting policy decisions/elections, working capital management, risk management, business opportunities, hiring and terminations of employees and consultants, etc.

7.2 No Fiduciary Duties.    Neither the Company’s officers nor its directors owe fiduciary duties of any kind to the Holders of the CVRs.

ARTICLE VIII.
The Holders’ Representative

8.1 Appointment of Holders’ Representative.    To the extent valid and binding under applicable law, the Holders’ Representative is hereby appointed, authorized and empowered to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement, (ii) confirming the satisfaction of the Company’s obligations under this Agreement and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.

8.2 Authority.    To the extent valid and binding under applicable law, the appointment of the Holders’ Representative by the Holders in accordance with this Agreement is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any stockholder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. To the extent valid and binding under applicable law, all decisions of the Holders’ Representative shall be final and binding on all Holders. The Company and the Rights Agent shall be entitled to rely upon, without independent investigation, any act,

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notice, instruction or communication from the Holders’ Representative and any document executed by the Holders’ Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon, absent willful misconduct by the Company or the Rights Agent (as such willful misconduct is determined by a final, non-appealable judgment of a court of competent jurisdiction). The Holders’ Representative shall not be responsible, and shall be indemnified by the Holders and the Company, for any loss suffered by, or liability of any kind to the Holders, including as a result of legal action, arising out of any act done or omitted by the Holders’ Representative in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct.

8.3 Successor Holders’ Representative.    The Holders’ Representative may be removed for any reason or no reason by written consent of the Acting Holders. In the event that the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, the Acting Holders shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holders’ Representative for all purposes of this Agreement. The newly-appointed Holders’ Representative shall notify the Company, the Rights Agent and any other appropriate Person in writing of his or her appointment, provide evidence that the Acting Holders approved such appointment and provide appropriate contact information for purposes of this Agreement. The Company and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Holders’ Representative as set forth in such written notice. In the event that within 30 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, no successor Holders’ Representative has been so selected, the Company shall cause the Rights Agent to notify the Person holding the largest quantity of the outstanding CVRs (and who is not the Company or, to the Rights Agent’s actual knowledge, any Affiliate of the Company) that such Person is the successor Holders’ Representative, and such Person shall be the successor Holders’ Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not the Company or, to the Rights Agent’s actual knowledge, any Affiliate of the Company) that such next-largest-quantity Person is the successor Holders’ Representative, and such next-largest-quantity Person shall be the successor Holders’ Representative hereunder. (And so on, to the extent as may be necessary.) The Holders are intended third party beneficiaries of this Section 8.3. If a successor Holders’ Representative is not appointed pursuant to the preceding procedure within 60 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, the Company shall appoint a successor Holders’ Representative.

8.4 Termination of Duties and Obligations.    The Holders’ Representative’s duties and obligations under this Agreement shall survive until no CVRs remain outstanding or until this Agreement expires or is terminated pursuant to Section 9.8, whichever is earlier.

ARTICLE IX.
Other Provisions of General Application

9.1 Notices to Rights Agent and Company.

Subject to Section 9.2, all notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and will be deemed to have been effectively given: (a) upon personal delivery to the recipient; (b) when sent by email or confirmed facsimile, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (c) one Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

(a) if to the Company, to

Aytu Bioscience Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Attention: Joshua Disbrow

Josh.Disbrow@aytubio.com

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with a copy to

Dorsey & Whitney LLP

111 South Main Street

21st Floor

Salt Lake City, UT 84111

Attention: Nolan Taylor, Esq.

Taylor.nolan@dorsey.com

(b) if to the Holders’ Representative, to

[        ]

with a copy to

[        ]

(c) if to the Rights Agent, to

Direct Transfer LLC
1 Glenwood Avenue, Suite 1001
Raleigh, NC 27603

or to such other address as either party has furnished to the other by notice given in accordance with this Section 9.1.

9.2 Notice to Holders.

Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) (i) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, or (ii) if sent via email or email with PDF attachment at email addresses previously confirmed by Holders, in either case not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail or email, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

9.3 Assignment; Third Party Beneficiaries.

Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that the Rights Agent may, without further consent of the other parties hereto, assign any of its rights and obligations hereunder to any affiliated transfer agent registered under Rule 17Ac2-1 promulgated under the Securities Exchange Act of 1934, as amended. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, will give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders will not have any rights or remedies with respect to the CVRs except as expressly set forth herein.

9.4 Governing Law.

This Agreement and the CVRs will be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

9.5 Legal Holidays.

If a CVR Payment Date is not a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Annex B-13

9.6 Severability Clause.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.7 Counterparts.

This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one party and each of which will be an original, but all such counterparts taken together will constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) will constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) will be deemed to be their original signatures for all purposes.

9.8 Termination.

This Agreement will terminate and be of no further force or effect, and the parties hereto will have no liability hereunder, upon the earliest to occur of (a) the payment of the last possible CVR Payment Amount due hereunder, (b) if a Notice of Objection is not delivered within the Objection Period relating to the last Milestone for which an Achievement Certificate has not been issued, the expiration of such Objection Period, (c) in the event of the delivery of a Notice of Objection for such last Milestone period, either (i) the final determination in accordance with this Agreement that no further Earnout Achievement has been achieved or (ii) the fulfillment of any payment obligation required pursuant to a final determination made in accordance with this Agreement or (d) the date on which no CVRs are outstanding.

9.9 Entire Agreement.

This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs.

9.10 Arbitration.

Any claim which the Holders’ Representative or the Holders have the right to assert hereunder (including any claims brought by the Acting Holders on behalf of the Holders) will be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Only the Company, the Rights Agent, the Holders’ Representative and/or the Acting Holders may initiate an arbitration for any matter relating to this Agreement. However, in the event of a dispute arising from the delivery of a Notice of Objection, the sole matter to be settled by arbitration will be whether an Earnout Achievement has occurred. The number of arbitrators will be one, and such arbitrator will be selected by the American Arbitration Association. The place of the arbitration will be Denver, Colorado. The arbitrator will be a lawyer or retired judge or accountant with experience in the pharmaceutical industry and with mergers and acquisitions. Except as may be required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the other parties (provided that the Holders’ Representative may disclose to the Holders any such information without the consent of the Company). Any award payable in favor of the Holders or the Rights Agent as a result of arbitration will be distributed to the Holders based on their Pro Rata Share. The Company will pay all fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein; provided, however, that if the arbitrator rules in favor of the Company,

Annex B-14

the arbitrator’s fees and expenses will be offset against any CVR Payment Amount or any other payment to be made thereafter hereunder. Each party will be responsible for its own attorney fees, expenses and costs of investigation.

9.11 Survival.

Notwithstanding anything in this Agreement to the contrary, all provisions regarding indemnification, warranty, liability and limits thereon, and confidentiality and protection of proprietary rights and trade secrets shall survive the termination or expiration of this Agreement.

9.12 Force Majeure.

Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

9.13 Confidentiality

(a) Definition. “Confidential Information” shall mean any and all technical or business information relating to a party, including, without limitation, financial, marketing and product development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its affiliates, agents or representatives before or during the term of this Agreement. Confidential Information constitutes trade secrets and is of great value to the owner (or its affiliates). Confidential Information shall not include any information that is: (a) already known to the other party or its affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party. This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by Company.

(b) Use and Disclosure. All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent. However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement. Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 9.13.

(c) Required or Permitted Disclosure. In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

Annex B-15

(d) Unauthorized Disclosure. As may be required by law and without limiting any party’s rights in respect of a breach of this Section 9.13, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

(e) Costs. Each party will bear the costs it incurs as a result of compliance with this Section 9.13.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex B-16

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Aytu Bioscience Inc.
By:
Name:	Josh Disbrow
Title:	President and Chief Executive Officer
Direct Transfer LLC
By:
Name:	Brian Balbirnie
Title:	CEO
And solely as the Holders’ Representative:

Vivian Liu

Annex B-17

Exhibit A

Earnout Milestones and Payment Amounts

1.      Milestone #1:    If the Consumer Business Unit records $24 million in revenue for calendar 2019, the CVR Payment Amount for this Milestone will be $2,000,000 (as such amount may be adjusted pursuant to the Riders below).

2.      Milestone #2:    If the Consumer Business Unit records $30 million in revenue for calendar 2020, the CVR Payment Amount for this Milestone will be $1,000,000 (as such amount may be adjusted pursuant to the Riders below). If the Consumer Business Unit achieves break-even in terms of profitability from operations for calendar 2020, then the CVR Payment Amount for this Milestone will be increased by $1,000,000 (as such amount may be adjusted pursuant to the Riders below).

3.      Milestone #3:    If the Consumer Business Unit records $40 million in revenue for calendar 2021, the CVR Payment Amount for this Milestone will be $1,000,000 (as such amount may be adjusted pursuant to the Riders below). If the Consumer Business Unit achieves profitability from operations for calendar 2021, then the CVR Payment Amount for this Milestone will be increased by $1,000,000 (as such amount may be adjusted pursuant to the Riders below).

4.      Milestone #4:    If the Consumer Business Unit records $50 million in revenue for calendar 2022, the CVR Payment Amount for this Milestone will be $2,500,000 (as such amount may be adjusted pursuant to the Riders below). If the Consumer Business Unit achieves profitability from operations for calendar 2022, then the CVR Payment Amount for this Milestone will be increased by $2,500,000 (as such amount may be adjusted pursuant to the Riders below).

5.      Milestone #5:    If the Consumer Business Unit records $75 million in revenue for calendar 2023, the CVR Payment Amount for this Milestone will be $2,500,000 (as such amount may be adjusted pursuant to the Riders below). If the Consumer Business Unit achieves profitability from operations for calendar 2023, then the CVR Payment Amount for this Milestone will be increased by $2,500,000 (as such amount may be adjusted pursuant to the Riders below).

Warrant Rider:    If any warrant issued by Innovus prior to the Merger (an “Outstanding Warrant”) is exercised during the term of this Agreement, then the holder of such Outstanding Warrant will be issued one CVR for each share of Common Stock received upon exercise of such Outstanding Warrant and shall become a Holder of CVRs hereunder from that time forward. Any such Holder shall then be entitled to participate with other Holders in receiving its Pro Rata Share of CVR Payment Amounts, but only with respect to any Milestone Earnouts for which the Achievement Certificate is prepared and delivered after the date such Outstanding Warrants are exercised, but shall not be entitled to receive any CVR Payment Amount for any Earnout Achievement for which the Achievement Certificate has already been delivered.

Litigation Rider:    To the extent that the Company’s costs (including any legal fees, judgments, settlement payments, etc.) in connection with or relating to the matters referenced in the letter to Innovus from the Marin County District Attorney’s Office on August 24, 2018 exceed $300,000, the Company may in its discretion reduce one or more CVR Payment Amounts to offset such excess amounts. Additionally, to the extent that the Company’s costs (including any legal fees, judgments, settlement payments, etc.) in connection with or relating to the current dispute with Hikma Pharmaceuticals exceed $500,000, excluding the costs of purchasing a reasonable supply of FlutiCare expected to be sold in the ordinary course, the Company may in its discretion reduce one or more CVR Payment Amounts to offset such excess amounts.

Anti-dilution Rider:    Notwithstanding the exchange ratio calculations in 1-5 above, if the Company at any time or from time to time during the term of this Agreement effects a subdivision or combination of its Common Stock, then the exchange ratios determined after such subdivision or combination shall be proportionately decreased or increased, as appropriate.

Annex B-18

Annex C

Fairness Opinion

Fairness opinions

September 11, 2019

The Board of Directors

of Innovus Pharmaceuticals, Inc.

c/o Mr. Bassam Damaj

Chairman of the Board, President & CEO

8845 Rehco Road

San Diego, CA 92121

Dear Members of the Board of Directors:

We understand that Innovus Pharmaceuticals, Inc. (“Innovus” or the “Company”) will enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Aytu Bioscience Inc., a Delaware corporation (“Aytu”), Aytu Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aytu (“Merger Sub”), and Innovus, pursuant to which Aytu, as a result of the merger of Merger Sub with and into Innovus, will acquire 100% of the issued and outstanding Equity Securities of Innovus1. In connection with such transaction, each share of Innovus Common Stock will be converted into the right to receive: (i) the number of shares of Aytu Common Stock par value $.0001 per share equal to the Exchange Ratio2 (the “Shares”), and (ii) certain contingent value rights to receive additional shares of Aytu Common Stock upon the achievement of certain future milestones as set forth in a Contingent Value Rights Agreement (collectively, the “CVRs”). Additionally, certain of Innovus’ outstanding warrants are being exchanged (collectively, the “Terminated Warrants”) for shares of a new series of Aytu preferred stock pursuant to the terms of a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) to be entered into concurrently with the Merger Agreement (such preferred shares, the “Warrant Shares”), while other warrants will be cashed out pursuant to their terms. The Shares, the CVRs, and the Warrant Shares are collectively referred to herein as the “Transaction Consideration”. The foregoing transaction is collectively referred to hereinafter as the “Transaction”.

The Board of Directors of Innovus (the “Board”) has requested that Stout Risius Ross, LLC (“Stout”) render an opinion (the “Opinion”) to the Board with respect to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of Innovus Equity Securities, taken as a group, pursuant to the Transaction.

____________

1         For the purposes of this opinion, the term “Equity Securities” means each outstanding stock option, warrant, RSU, share of capital stock, share equivalent or other right to purchase or acquire, convert into or contingently receive capital stock of Innovus.

2         The “Exchange Ratio” shall be determined as of the date of Closing by dividing (X) the number of shares of Aytu Common Stock determined by dividing the Consideration Value (as calculated below) by $1.69 by (Y) the number of outstanding Target Common Shares. The “Consideration Value” is $8,000,000, as adjusted by (i) the outstanding amount due to Aytu on an outstanding promissory note, (ii) the value of the Warrant Shares in excess of $1.3 million (excluding certain issuances), and (iii) the amount, if any, by which the Closing Liability Balance and Net Working Capital Deficit exceeds amounts as of June 30, 2019.

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Annex C-1

The Board of Directors of Innovus Pharmaceuticals, Inc. September 11, 2019 Page 2

Our Opinion is intended to be utilized by the Board as only one input to consider in its process of analyzing the Transaction. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have not been requested to opine as to, and our Opinion does not in any manner address the following: (i) the underlying business decision of the Company, its security holders, the Board, or any other party to proceed with or effect the Transaction; (ii) the merits of the Transaction relative to any alternative business strategies that may exist for the Company or any other party or the effect of any other transactions in which the Company or any other party might have engaged; (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in the Opinion; (iv) the fairness of any portion or aspect of the Transaction to the holders of any particular class of securities, series of warrants, creditors or other constituencies of the Company, or to any other party, not specifically addressed in the Opinion; (v) the fairness of the Shares, the CVRs, the Warrant Shares or any other portion of the Transaction Consideration independent from the Transaction Consideration as a whole; (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vii) how the Board, the Company’s security holders or any other person should act with respect to the Transaction.

Further, the Opinion is not intended to and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote in regard to the Transaction. The Board acknowledges that Stout was not engaged to, and has not, (a) initiated any discussions with, or solicited any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, Aytu or any other party, or any alternatives to the Transaction, or (b) negotiated the terms of the Transaction.

In connection with our analysis, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. The principal sources of information used in performing our analysis included, but were not limited to:

•        the draft Merger Agreement, dated September 5, 2019;

•        the Nonbinding Term Sheet for the Transaction, dated August 8, 2019;

•        the draft Warrant Exchange Agreement dated August 27, 2019;

•        the draft Contingent Value Right Agreement dated September 7, 2019;

•        the Voting and Support Agreement, dated August 30, 2019;

•        Innovus’ audited financial statements for the fiscal years ended December 31, 2015 through 2019 and for the year-to-date periods ended June 30, 2018 and 2019 as reported in Innovus’ Form 10K and Form 10Q SEC filings;

•        Innovus’ financial projections relating to the Company as prepared by Company management for the fiscal years ending December 31, 2019 through 2022 (the “Projections”);

•        capitalization tables for Innovus as of December 31, 2018 and September 4, 2019, prepared by Company management;

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Annex C-2

The Board of Directors of Innovus Pharmaceuticals, Inc. September 11, 2019 Page 3

•        an analysis, prepared by the management of Innovus, of the expected cost savings and other synergies achieved through the acquisition of Innovus by Aytu;

•        publicly available financial data of certain publicly traded companies that we deemed relevant;

•        available information regarding certain merger and acquisition transactions that we deemed relevant;

•        available analyst research for INNV and AYTU;

•        Aytu’s audited financial statements for the fiscal years ended June 30, 2014 through 2018 and for the year-to-date periods ended March 31, 2018 and 2019 as reported in Aytu’s SEC Form 10K and Form 10Q filings;

•        available stock price and volume trading data for Aytu and Innovus for the last 5 years;

•        a certificate from senior management of Innovus containing, among other things, representations regarding the accuracy of the information, data, and other material (financial or otherwise) provided to Stout by or on behalf of the Company; and

•        discussions with Innovus’ management concerning its business, industry, history, and prospects.

Our Opinion is premised on the assumption that the assets, liabilities, financial condition, and prospects of Innovus as of the date of this letter have not changed materially since June 30, 2019, the date of the most recent financial statements made available to us. In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Innovus, or otherwise reviewed by or discussed with us without independent verification of such information and we have assumed and relied upon the representations and warranties contained in the draft Merger Agreement we reviewed. We have further assumed that, as of the Closing of the Transaction and for the purposes of our Opinion, each of the Adjusted Closing Liability Balance and the Adjusted Net Working Capital Deficit (as each term is defined in the Merger Agreement) will be equal to the amounts as of June 30, 2019 as set forth in the Company’s financial statements provided to us. We have assumed, without independent verification, that the financial forecasts and projections, as well as the synergy estimates, provided to us have been prepared in good faith and reflect the best currently available estimate of the future financial results of the Company, and we have relied upon such projections and synergy estimates in arriving at our Opinion. We have not been engaged to assess the reasonableness or achievability of such forecasts and projections or the assumptions upon which they were based, and we express no view as to the forecasts, projections, or assumptions. We have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the parties to the Merger Agreement. We have not reviewed or analyzed the priority of any liquidation preferences, shareholder privileges, voting rights or other rights and restrictions associated with Aytu Common Stock, Warrant Shares or other Transaction Consideration and have assumed that available stock price and volume trading data for Aytu accurately reflect the value of Aytu Common Stock and Warrant Shares. Our Opinion is limited to the Transaction and we have not analyzed any other transactions that may be considered by Aytu, including, without limitation, any draft acquisition agreements, letters of intent, or information related to the foregoing, and we have not analyzed any current or prospective impact on the Transaction Consideration by any such other transactions.

Investment Banking | Valuation Advisory | Dispute Consulting | Management Consulting

Annex C-3

The Board of Directors of Innovus Pharmaceuticals, Inc. September 11, 2019 Page 4

We have not conducted a physical inspection of the Company’s facilities or assets. We have assumed, with your consent, that the final executed form of the Merger Agreement will not differ from the draft of the Merger Agreement that we have examined, that the conditions to the Transaction as set forth in the Merger Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Merger Agreement. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

Stout conducted its analyses at the request of the Board to provide a particular perspective of the Transaction. In so doing, Stout did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stout, supported or failed to support our Opinion as to the fairness of the Transaction from a financial point of view. Stout does not specifically rely or place any specific weight on any individual analysis. Rather, Stout deems that the analyses, taken as a whole, support our conclusion and Opinion. Accordingly, Stout believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stout in connection with the preparation of the Opinion.

Our opinion is furnished for the use and benefit of the Board in connection with the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person (including, without limitation, Aytu, Merger Sub, or any individual shareholders of Innovus), and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. We will receive a fee for our services, although our compensation for providing this opinion and financial advisory services to the Board is neither based upon nor contingent on the results of our engagement or the consummation of the proposed Transaction. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of Innovus or Aytu or the outcome of our engagement. In addition, Innovus has agreed to indemnify us for certain liabilities arising out of our engagement. We have not previously provided financial advisory services to Innovus or Aytu.

We have not been requested to opine to, and this Opinion does not address, the fairness of the amount or nature of the compensation to any of Innovus’ officers, directors or employees, or class of such persons, relative to the compensation to Innovus’ shareholders. The issuance of this opinion has been approved by a committee of Stout authorized to approve opinions of this nature.

It is understood that this Opinion was prepared at the request of the Board solely for its confidential use and may not be reproduced, disseminated, quoted, or referred to at any time in any manner or for any purpose without our prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

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Annex C-4

The Board of Directors of Innovus Pharmaceuticals, Inc. September 11, 2019 Page 5

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of Innovus Equity Securities, taken as a group, pursuant to the Transaction, is fair, from a financial point of view.

Yours very truly,

STOUT RISIUS ROSS, LLC

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Annex C-5

Annex D

Certificate of Incorporation
of
Aytu Bioscience, Inc.

CERTIFICATE OF INCORPORATION

OF

AYTU BIOSCIENCE, INC.

June 3, 2015

ARTICLE I

The name of the Corporation is Aytu BioScience, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Fifty Million (350,000,000), of which (i) Three Hundred Million (300,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Fifty Million (50,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

Annex D-1

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

STOCKHOLDER ACTION

1. Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation may be effected by written consent in lieu of a meeting as long as such written consent is signed by the holders of at least the number of shares of stock in the Corporation required to approve such action at a duly held annual or special meeting of stockholders of the Corporation at which all shares of stock in the Corporation entitled to vote thereon were present and voted.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide. Directors shall be elected at each annual meeting of stockholders, and each Director elected shall hold office until such Director’s successor has been elected and qualified, subject, however, to earlier death, resignation or removal from office.

3. Number of Directors. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

4. Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the

Annex D-2

Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5. Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office only by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of Common Stock that were present or represented at a special meeting of stockholders called for such purpose. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

6. Classification of Directors. Upon resolution duly adopted by the Board of Directors at any time from and after the filing of this Certificate of Incorporation, and subject to the rights of holders of any series of Undesignated Preferred Stock, the Directors of the Corporation shall be classified, with respect to the term for which they severally hold office, into three classes, hereby designated as Class I, Class II and Class III. The initial assignment of members of the Board of Directors to each such class shall be made by the Board of Directors. The initial Class I Directors shall serve for a term expiring at the next annual meeting of stockholders held after adoption of such resolution, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in the year after the year in which such resolution is adopted, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in the year that is two years after the year in which such resolution is adopted. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

ARTICLE VII

LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1. Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders. The By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of at least 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Annex D-3

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, and in addition to any other vote of holders of capital stock that is required by this Certificate or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 66 2⁄3% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or this Article IX.

ARTICLE X

INCORPORATOR

The name and mailing address of the incorporator are as follows:

Joshua R. Disbrow

c/o Aytu BioScience, Inc.

373 Inverness Parkway, Suite 200

Englewood, Colorado 80112

This Certificate of Incorporation shall be effective as of 12:01 a.m. on June 8, 2015.

[End of Text]

Annex D-4

THIS CERTIFICATE OF INCORPORATION is executed as of the date first above written.

By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow

[Signature Page to Certificate of Incorporation]

Annex D-5

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioScience, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2015 under the name Aytu BioScience, Inc. This Certificate of Amendment as duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation shall be deleted in its entirety and replaced with the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Fifty Million (150,000,000), of which (i) One Hundred Million (100,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Fifty Million (50,000,000) shares shall be designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).”

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.”

THIRD: That said Certificate of Amendment, which amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1st day of June 2016.

/s/ Gregory A. Gould
Gregory A. Gould, Chief Financial Officer

Annex D-6

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioScience, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2015 under the name Aytu BioScience, Inc. This Certificate of Amendment as duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation is amended by adding the following paragraph:

“Effective as of 4:30 p.m. Eastern Daylight Time on June 30, 2016 (the “Effective Time”), a one-for-twelve reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each twelve shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter called “Common Stock”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination, rather stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the reclassification and combination shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests. As soon as practicable following the Effective Time, the Corporation will notify its stockholders of record as of the Effective Time to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new certificates or book entries representing one share of common stock for every twelve shares transmitted and held of record as of the Effective Time. The Corporation’s authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.”

THIRD: That said Certificate of Amendment, which amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of June 2016.

/s/ Gregory A. Gould
Gregory A. Gould, Chief Financial Officer

Annex D-7

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioScience, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 3, 2015 under the name Aytu BioScience, Inc. This Certificate of Amendment as duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation shall be amended as follows:

RESOLVED, that Article IV, Section 1 of the Certificate of Incorporation of this corporation shall be amended by adding the following paragraph:

“Effective at 12:01 a.m. on August 25, 2017 (the “Effective Time”), a one-for-twenty reverse stock split of the Corporation’s common stock shall become effective, pursuant to which every twenty shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter called “Common Stock”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination, rather stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the reclassification and combination shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests. As soon as practicable following the Effective Time, the Corporation will notify its stockholders of record as of the Effective Time to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new certificates or book entries representing one share of common stock for every twenty shares transmitted and held of record as of the Effective Time; and in settlement of fractional interests that might arise as a result of such combination as of the Effective Time, cause the Exchange Agent to issue one whole share to such holders in lieu of a fractional share interest. The Corporation’s authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.”

THIRD: That said Certificate of Amendment, which amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of August 2017.

/s/ Joshua R. Disbrow
Joshua R. Disbrow, Chief Executive Officer

Annex D-8

Delaware	Page 1
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “AYTU BIOSCIENCE, INC.”, FILED IN THIS OFFICE ON THE NINTH DAY OF AUGUST, A.D. 2018, AT 6:22 O’CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF AMENDMENT IS THE TENTH DAY OF AUGUST, A.D. 2018 AT 4:30 O’CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

/s/ Jeffrey W. Bullock
Jeffrey W. Bullock, Secretary of Sate

5759344 8100	Authentication: 203224205
SR# 20186105434	Date: 08-09-18
You may verify this certificate online at corp.delaware.gov/authver.shtml

Annex D-9

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioScience, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 3, 2015 under the name Aytu BioScience, Inc.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation is amended by adding the following paragraph:

“Effective as of 4:30 p.m. Eastern Daylight Time on August 10, 2018 (the “Effective Time”), a one-for-twenty reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each twenty shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter called “Common Stock”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination, rather stockholders who otherwise would be entitled to receive fiuctional share interests of Common Stock as a result of the reclassification and combination shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests. As soon as practicable following the Effective Time, the Corporation will notify its stockholders of record as of the Effective Time to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new certificates or book entries representing one share of common stock for every twenty shares transmitted and held of record as of the Effective Time. The Corporation’s authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.”

THIRD: That said Certificate of Amendment, which amends the provisions of the corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of the corporation on this 9th day of August 2018.

/s/ Joshua R. Disbrow
Joshua R. Disbrow, Chief Executive Officer
State of Delaware
Secretary of State
Division of Corporations
Delivered 06:22 PM 08/09/2018
FILED 06:22 PM 08/09/2018
SR 20186105434 - File Number 5759344

Annex D-10

Annex E

Amended and Restated Bylaws
of
Aytu Bioscience, Inc.

AMENDED AND RESTATED

~~BY-LAWS~~BYLAWS

OF

AYTU BIOSCIENCE, INC.

(the “Corporation”)

Article I
Stockholders

SECTION 1 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of the meeting.

SECTION 2 Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these ~~By-laws~~Amended and Restated Bylaws as an “Annual Meeting”) shall be held at ~~the hour,~~such date ~~and place within or without the United States which is fixed by the Board of Directors, which time, date~~, time, and place ~~may subsequently~~, if any, as shall be ~~changed at any time~~determined by ~~vote of~~ the Board of Directors~~.~~ and stated in the notice of the Annual Meeting. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these ~~By-laws~~Amended and Restated Bylaws (the “Bylaws”) or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these ~~By-laws~~Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 3 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this ~~By-law~~Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this ~~By¬law~~Bylaw as to such nomination or business. Compliance with the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section ~~2~~3(a)(2) and (3) of this ~~By-law~~Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this ~~By-law~~Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section ~~2~~3(a)(1) of this ~~By-law~~Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this ~~By¬law~~Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this ~~By-law.~~ Bylaw. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later

Annex E-1

of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such stockholder’s Timely Notice shall set forth:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any~~)~~), and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

(D) (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

Annex E-2

(E) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these ~~By-laws~~Bylaws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner (s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section ~~2~~3 of Article I of these ~~By-laws~~Bylaws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this ~~By-law~~Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4) Notwithstanding anything in the second sentence of Article I, Section ~~2~~3(a)(2) of this ~~By-law~~Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section ~~2~~3(a)(2), a stockholder’s notice required by this ~~By-law~~Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this ~~By-law~~Bylaw shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this ~~By-law~~Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this ~~By-law.~~ Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this ~~By-law~~Bylaw, the presiding officer of the

Annex E-3

Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this ~~By-law.~~ Bylaw. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this ~~By-law~~Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section ~~2~~3 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3) Notwithstanding the foregoing provisions of this Article I, Section ~~2~~3, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section ~~2~~3, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4) For purposes of this ~~By-law~~Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this ~~By-law~~Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this ~~By-law.~~ Bylaw. Nothing in this ~~By-law~~Bylaw shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

~~SECTION 4~~ Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section ~~1~~2 of these ~~By-laws~~Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these ~~By-laws~~Bylaws and the provisions of Article I, Section ~~2~~3 of these ~~By-laws~~Bylaws shall govern such special meeting.

~~SECTION 6~~SECTION 5 Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

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(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, whether in person or by means of remote communication, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d) The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section ~~2~~3 of this Article I of these ~~By-laws~~Bylaws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these ~~By-laws~~Bylaws.

(e) When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these ~~By-laws~~Bylaws, is entitled to such notice.

~~SECTION 7~~SECTION 6 Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section ~~4~~5 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

~~SECTION 8~~ Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

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~~SECTION 10~~ Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these ~~By-laws.~~ Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

~~SECTION 12~~SECTION 9 Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these ~~By-laws~~Bylaws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

~~SECTION 13~~ Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provide that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections ~~4~~5 and ~~5~~6 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

~~SECTION 15~~ Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

~~SECTION 17~~SECTION 12 Action Without Meeting.

(a) Unless otherwise provided in the Certificate, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

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(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(a) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Article II
Directors

~~SECTION 1~~ Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

~~SECTION 3~~SECTION 2 Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

~~SECTION 4~~SECTION 3 Qualification. No director need be a stockholder of the Corporation.

~~SECTION 5~~SECTION 4 Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

~~SECTION 6~~SECTION 5 Removal. Directors may be removed from office only in the manner provided in the Certificate.

~~SECTION 7~~SECTION 6 Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

~~SECTION 8~~SECTION 7 Regular Meetings. ~~The regular annual meeting of the Board of Directors shall be held, without notice other than this Section 7, on the same date and at the same place as the Annual Meeting following the close of such meeting of stockholders. Other regular meetings of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted~~Regular meetings of the Board of Directors may be held without notice at such times and at such places, if any, as may be previously scheduled or determined from time to time by the Board of Directors.

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~~SECTION 9~~SECTION 8 Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place, if any, thereof.

~~SECTION 10~~SECTION 9 Notice of Meetings. Notice of the hour, date and place, if any, of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these ~~By-laws~~Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

~~SECTION 11~~ Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

~~SECTION 13~~SECTION 11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these ~~By-laws~~Bylaws.

~~SECTION 14~~SECTION 12 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

~~SECTION 15~~SECTION 13 Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these ~~By-laws~~Bylaws.

~~SECTION 16~~SECTION 14 Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

~~SECTION 17~~SECTION 15 Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these ~~By-laws~~Bylaws may not be delegated. Except as the

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Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these ~~By-laws~~Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

~~SECTION 18~~SECTION 16 Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

Article III
Officers

~~SECTION 1~~ Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

~~SECTION 3~~SECTION 2 Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

~~SECTION 4~~SECTION 3 Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

~~SECTION 5~~SECTION 4 Tenure. Except as otherwise provided by the Certificate or by these ~~By-laws~~Bylaws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

~~SECTION 6~~ Resignation. Any officer may resign by delivering his or her written resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

~~SECTION 8~~SECTION 6 Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

~~SECTION 9~~SECTION 7 Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

~~SECTION 10~~SECTION 8 Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

~~SECTION 11~~SECTION 9 President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

~~SECTION 12~~SECTION 10 Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

~~SECTION 13~~SECTION 11 Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

~~SECTION 14~~SECTION 12 Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

~~SECTION 15~~SECTION 13 Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide,

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have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

~~SECTION 16~~ Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

~~SECTION 18~~SECTION 15 Other Powers and Duties. Subject to these ~~By-laws~~Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

Article IV
Capital Stock

~~SECTION 1 Certificates~~Certificate of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

~~SECTION 3~~SECTION 2 Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

~~SECTION 4~~ Record Holders. Except as may otherwise be required by law, by the Certificate or by these ~~By-laws~~Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these ~~By-laws~~Bylaws.

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~~SECTION 6~~SECTION 4 Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

~~SECTION 7~~SECTION 5 Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

Article V
Indemnification

SECTION 1 Definitions. For purposes of this Article:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

Annex E-11

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2 Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V of these ~~By-laws~~Bylaws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these ~~By-laws~~Bylaws in accordance with the provisions set forth herein.

SECTION 3 Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these ~~By-laws~~Bylaws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists

Annex E-12

or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

~~SECTION 4~~ Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

~~SECTION 6~~SECTION 5 Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these ~~By-laws~~Bylaws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

~~SECTION 7~~SECTION 6 Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer

Annex E-13

Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

~~SECTION 8~~SECTION 7 Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

~~SECTION 9~~SECTION 8 Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these ~~By-laws~~Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

~~SECTION 10~~ Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

~~SECTION 12~~SECTION 10 Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director,

Annex E-14

partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

Article VI
Miscellaneous Provisions

SECTION 1 Fiscal Year . The fiscal year of the Corporation shall be determined by the Board of Directors.

~~. The fiscal year of the Corporation shall be determined by the Board of Directors.~~

SECTION 2 Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3 Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board may authorize.

SECTION 4 Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5 Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6 Corporate Records. The original or attested copies of the Certificate, ~~By-laws~~Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7 Certificate. All references in these ~~By-laws~~Bylaws to the Certificate shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

~~SECTION 8~~ Exclusive Jurisdiction of Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or ~~By-laws~~Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

~~SECTION 10~~SECTION 9 Amendment of ~~By-laws~~Bylaws.

(a) Amendment by Directors. Except as provided otherwise by law, these ~~By-laws~~Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) Amendment by Stockholders. These ~~By-laws~~Bylaws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these ~~By-Laws~~Bylaws, by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or

Annex E-15

repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these ~~By-laws~~Bylaws, or other applicable law.

~~SECTION 11~~ Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

~~SECTION 13~~ Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given ~~to~~by such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted ~~June 8, 2015~~December 3, 2019 and effective as of ~~June 8, 2015~~December 3, 2019.

Annex E-16

Annex F

Certificate of
Amended and Restated Articles of Incorporation
of
Innovus Pharmaceuticals, Inc.

CERTIFICATE OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
INNOVUS PHARMACEUTICALS, INC.

Pursuant to the provisions of Nevada Revised Statutes 78.390 and 78.403, the undersigned officer of Innovus Pharmaceuticals, Inc., a Nevada corporation, does hereby certify as follows:

A. The board of directors of the corporation has duly adopted resolutions proposing to amend and restate the articles of incorporation of the corporation as set forth below, declaring such amendment and restatement to be advisable and in the best interests of the corporation.

B. The amendment and restatement of the articles of incorporation as set forth below has been approved by at least a majority of the voting power of the stockholders of the corporation, which is sufficient for approval thereof.

C. This certificate sets forth the text of the articles of incorporation of the corporation as amended and restated in their entirety to this date as follows:

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
INNOVUS PHARMACEUTICALS, INC.

ARTICLE I
NAME

The name of the corporation is Innovus Pharmaceuticals, Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE

The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
PURPOSE

The Corporation is formed for the purpose of engaging in any lawful activity for which corporations may be organized under the laws of the State of Nevada.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total authorized capital stock of the Corporation consists of three hundred million (300,000,000) shares of capital stock, par value $0.001 per share, consisting of (a) two hundred ninety two million five hundred thousand (292,500,000) shares of common stock, par value $0.001 per share, and (b) seven million five hundred thousand (7,500,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”). The board of directors of the Corporation is hereby vested, to the fullest extent permitted under the Nevada Revised Statutes (the “NRS”), with the authority to designate from time to time, by duly adopted resolution(s), one or more series of the Preferred Stock, to fix the number of shares constituting such series and to prescribe the voting powers, designations, preferences, qualifications, limitations, restrictions and relative, participating, optional and other rights of such series. Any such resolution prescribing a series of Preferred Stock must include a distinguishing designation for such series. Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by these Amended and Restated Articles of Incorporation (as the same may be further amended from time to time, the “Articles of Incorporation”), including the certificate of designation relating to such series of Preferred Stock, or the NRS. To the extent provided in the certificate of designation relating to a series of Preferred Stock, the board of directors may increase (but not above the total number of then authorized and undesignated shares of Preferred Stock) or decrease (but not below the number of shares of that series then outstanding) the number of shares of such series.

Annex F-1

ARTICLE V
DIRECTORS

The board of directors of the Corporation shall be elected or appointed in such manner as shall be provided in the bylaws of the Corporation (as amended from time to time, the “Bylaws”). Except as otherwise fixed or provided for pursuant to the provisions of the Articles of Incorporation, including any certificate of designation relating to any series of Preferred Stock, the number of directors may be changed from time to time in the manner provided in the Bylaws.

ARTICLE VI
INAPPLICABILITY OF CERTAIN NEVADA STATUTES

Section 1. Inapplicability of Combinations with Interested Stockholders Statutes. At such time, if any, as the Corporation becomes a “resident domestic corporation” (as that term is defined in NRS 78.427), the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as amended from time to time, or any successor statutes.

Section 2. Inapplicability of Acquisition of Controlling Interest Statutes. In accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, as amended from time to time, or any successor statutes, relating to acquisitions of controlling interests in the Corporation, shall not apply to the Corporation or to any acquisition of any shares of the Corporation’s capital stock.

ARTICLE VII
INDEMNIFICATION; EXCULPATION

Section 1. Payment of Expenses. To the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502 and 78.751(3)) and other applicable law, the Corporation shall indemnify directors and officers of the Corporation in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Corporation. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in the Bylaws or by agreement, the expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such director or officer in his or her capacity as a director or officer of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

Section 2. Limitation on Liability. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 3. Repeal and Conflicts. Any repeal or modification of Section 1 or Section 2 of Article VI approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Section 1 or Section 2 of Article VI and any other provision of the Articles of Incorporation, the terms and provisions of Section 1 and/or Section 2 of Article VI shall control.

ARTICLE VIII
MISCELLANEOUS

Section 1. Mandatory Forum. To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any or all actions, suits or proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim (each, an “Action”): (a) brought in the name or right of the Corporation or on its behalf; (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) arising or asserting a claim arising

Annex F-2

pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Articles of Incorporation or Bylaws; (d) to interpret, apply, enforce or determine the validity of the Articles of Incorporation or Bylaws; or (e) asserting a claim governed by the internal affairs doctrine. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such Action, then any other state district court located in the State of Nevada shall be the sole and exclusive forum for such Action. In the event that no state district court in the State of Nevada has jurisdiction over any such Action, then a federal court located within the State of Nevada shall be the sole and exclusive forum for such Action.

Section 2. Severability. If any provision or provisions of the Articles of Incorporation is held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of the Articles of Incorporation(including, without limitation, each portion of any paragraph of the Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any waybe affected or impaired thereby; and (b) to the fullest extent possible, the provisions of the Articles of Incorporation (including, without limitation, each such portion of any paragraph of the Articles of Incorporation containing any such provision heldto be invalid, illegal or unenforceable) shall be construed (i) so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or (ii) for the benefit of the Corporation to the fullest extent permitted by law.

Section 3. Deemed Notice and Consent. To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) the Articles of Incorporation (including, without limitation, Section 1 of this Article and this Section 3), (b) the Bylaws and (c) any amendment to the Articles of Incorporation or the Bylaws enacted or adopted in accordance with the Articles of Incorporation, the Bylaws and applicable law.

Section 4. Amendments to Bylaws. The authority to adopt, amend or repeal the Bylaws or any provision thereof is hereby reserved exclusively to the board of directors of the Corporation, and the stockholders of the Corporation shall have no authority or right to adopt, amend or repeal the Bylaws.

* * * *

Annex F-3

IN WITNESS WHEREOF, I have executed this Certificate of Amended and Restated Articles of Incorporation of Innovus Pharmaceuticals, Inc. as of October 10, 2016.

/s/ Bassam Damaj
Name:	Bassam Damaj
Title:	Chief Executive Officer

Annex F-4

Oct 13 11 12:04p Boyack 801-278-9925 p.4

090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110737384-96
Ross Miller Secretary of State State of Nevada	Filing Date and Time 10/13/2011 11:22 AM
	Entity Number E0525932007-6

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NORTH HORIZON, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

1. Name of Corporation: Innovus Pharmaceuticals, Inc.
3. Shares: (number of shares corporation is authorized to issue)
   Number of shares with par value: 150,000,000 common stock.
   Par value per share: $.001.

In addition on the effective date there will be a reverse split of all the issued and outstanding shares of common stock on the basis of ten shares into one share. Prior to the reverse split there are 13,251,250 shares of common stock issued and outstanding which on the effective date of the reverse stock split will become approximately 1,325,125 shares of common stock. Par value will be $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 8,405,788

4. Effective date and time of filing: (optional) Date: October 18, 2011 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X Wallace Boyack

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 6-31-11

Annex F-5

Annex G

Amended and Restated Bylaws
of
Innovus Pharmaceuticals, Inc.

AMENDED AND RESTATED BYLAWS
of
INNOVUS PHARMACEUTICALS, INC.
a Nevada corporation

ARTICLE I

OFFICES

Section 1.1 Principal Office. The principal office and place of business of Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Corporation”) shall be established from time to time by resolution of the board of directors of the Corporation (the “Board of Directors”).

Section 1.2 Other Offices. Other offices and places of business either within or without the State of Nevada may be established from time to time by resolution of the Board of Directors or as the business of the Corporation may require. The street address of the Corporation’s registered agent is the registered office of the Corporation in Nevada.

ARTICLE II

STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board of Directors. At the annual meeting, directors shall be elected and any other business may be transacted as may be properly brought before the meeting pursuant to these Amended and Restated Bylaws (as further amended from time to time, these “Bylaws”). Except as otherwise restricted by the articles of incorporation of the Corporation (as amended from time to time, the “Articles of Incorporation”) or applicable law, the Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders.

Section 2.2 Special Meetings.

(a) Subject to any rights of stockholders set forth in the Articles of Incorporation, special meetings of the stockholders may be called only by the chairman of the Board of Directors or the chief executive officer or, if there be no chairman of the Board of Directors and no chief executive officer, by the president, and shall be called by the secretary upon the written request (which request shall state the purpose or purposes of the meeting) of at least a majority of the Board of Directors. Stockholders shall have no right to request or call a special meeting. Except as otherwise restricted by the Articles of Incorporation or applicable law, the Board of Directors may postpone, reschedule or cancel any special meeting of stockholders.

(b) No business shall be acted upon at a special meeting of stockholders except as set forth in the notice of the meeting.

Section 2.3 Place of Meetings. Any meeting of the stockholders of the Corporation may be held at the Corporation’s registered office in the State of Nevada or at such other place in or out of the State of Nevada and the United States as may be designated in the notice of meeting. A waiver of notice signed by all stockholders entitled to vote thereat may designate any place for the holding of such meeting. The Board of Directors may, in its sole discretion, determine that any meeting of the stockholders shall be held solely by means of electronic communications or other available technology in accordance with Section 2.14.

Section 2.4 Notice of Meetings; Waiver of Notice.

(a) The chief executive officer, if any, the president, any vice president, the secretary, an assistant secretary or any other individual designated by the Board of Directors shall sign and deliver or cause to be delivered to the stockholders written notice of any stockholders’ meeting not less than ten (10) days, but not more than sixty (60) days, before the date of such meeting. The notice shall state the place, date and time of the meeting, the means of electronic communication, if any, by which the stockholders or the proxies thereof shall be deemed to be present and vote and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice shall be delivered in accordance with, and shall contain or be accompanied by such additional information as may be required by, the Nevada Revised Statutes (as amended from time to time, the “NRS”), including, without limitation, NRS 78.379, 92A.120 or 92A.410.

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(b) In the case of an annual meeting, subject to Section 2.13, any proper business may be presented for action, except that (i) if a proposed plan of merger, conversion or exchange is submitted to a vote, the notice of the meeting must state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger, conversion or exchange and must contain or be accompanied by a copy or summary of the plan; and (ii) if a proposed action creating dissenter’s rights is to be submitted to a vote, the notice of the meeting must state that the stockholders are or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

(c) A copy of the notice shall be personally delivered or mailed postage prepaid to each stockholder of record at the address appearing on the records of the Corporation. Upon mailing, service of the notice is complete, and the time of the notice begins to run from the date upon which the notice is deposited in the mail. If the address of any stockholder does not appear upon the records of the Corporation or is incomplete, it will be sufficient to address any notice to such stockholder at the registered office of the Corporation. Notwithstanding the foregoing and in addition thereto, any notice to stockholders given by the Corporation pursuant to Chapters 78 or 92A of the NRS, the Articles of Incorporation or these Bylaws may be given pursuant to the forms of electronic transmission listed herein, if such forms of transmission are consented to in writing by the stockholder receiving such electronically transmitted notice and such consent is filed by the secretary in the corporate records. Notice shall be deemed given (i) by facsimile when directed to a number consented to by the stockholder to receive notice, (ii) by e-mail when directed to an e-mail address consented to by the stockholder to receive notice, (iii) by posting on an electronic network together with a separate notice to the stockholder of the specific posting on the later of the specific posting or the giving of the separate notice or (iv) by any other electronic transmission as consented to by and when directed to the stockholder. The stockholder consent necessary to permit electronic transmission to such stockholder shall be deemed revoked and of no force and effect if (A) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with the stockholder’s consent and (B) the inability to deliver by electronic transmission becomes known to the secretary, assistant secretary, transfer agent or other agent of the Corporation responsible for the giving of notice.

(d) The written certificate of an individual signing a notice of meeting, setting forth the substance of the notice or having a copy thereof attached thereto, the date the notice was mailed or personally delivered to the stockholders and the addresses to which the notice was mailed, shall be prima facie evidence of the manner and fact of giving such notice and, in the absence of fraud, an affidavit of the individual signing a notice of a meeting that the notice thereof has been given by a form of electronic transmission shall be prima facie evidence of the facts stated in the affidavit.

(e) Any stockholder may waive notice of any meeting by a signed writing or by transmission of an electronic record, either before or after the meeting. Such waiver of notice shall be deemed the equivalent of the giving of such notice.

Section 2.5 Determination of Stockholders of Record.

(a) For the purpose of determining the stockholders entitled to (i) notice of and to vote at any meeting of stockholders or any adjournment thereof, (ii) receive payment of any distribution or the allotment of any rights, or (iii) exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, if applicable.

(b) If stockholder action by written consent is permitted under the Articles of Incorporation and these Bylaws, the Board of Directors may adopt a resolution prescribing a date upon which the stockholders of record entitled to give written consent must be determined. The date set by the Board of Directors must not precede or be more than ten (10) days after the date the resolution setting such date is adopted by the Board of Directors. If the Board of Directors does not adopt a resolution setting a date upon which the stockholders of record entitled to give written consent must be determined, and:

(i) no prior action by the Board of Directors is required by the NRS, then the date shall be the first date on which a valid written consent is delivered to the Corporation in accordance with the NRS, the Articles of Incorporation and these Bylaws; or

(ii) prior action by the Board of Directors is required by the NRS, then the date shall be the close of business on the date that the Board of Directors adopts the resolution.

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(c) If no record date is fixed, the record date for determining stockholders: (i) entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any postponement of any meeting of stockholders to a date not more than sixty (60) days after the record date or to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting and must fix a new record date if the meeting is adjourned to a date more than sixty (60) days later than the date set for the original meeting.

Section 2.6 Quorum; Adjourned Meetings.

(a) Unless the Articles of Incorporation provide for a different proportion, stockholders holding at least a majority of the voting power of the Corporation’s capital stock, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), are necessary to constitute a quorum for the transaction of business at any meeting. If, on any issue, voting by classes or series is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, at least a majority of the voting power, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), within each such class or series is necessary to constitute a quorum of each such class or series.

(b) If a quorum is not represented, a majority of the voting power represented or the person presiding at the meeting may adjourn the meeting from time to time until a quorum shall be represented. At any such adjourned meeting at which a quorum shall be represented, any business may be transacted which might otherwise have been transacted at the adjourned meeting as originally called. When a stockholders’ meeting is adjourned to another time or place hereunder, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record as of the new record date. The stockholders present at a duly convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the departure of enough stockholders to leave less than a quorum of the voting power.

Section 2.7 Voting.

(a) Unless otherwise provided in the NRS, the Articles of Incorporation, or any resolution providing for the issuance of preferred stock adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation, each stockholder of record, or such stockholder’s duly authorized proxy, shall be entitled to one (1) vote for each share of voting stock standing registered in such stockholder’s name at the close of business on the record date or the date established by the Board of Directors in connection with stockholder action by written consent, as applicable.

(b) Except as otherwise provided in these Bylaws, all votes with respect to shares (including pledged shares) standing in the name of an individual at the close of business on the record date, or the date established by the Board of Directors in connection with stockholder action by written consent, as applicable, shall be cast only by that individual or such individual’s duly authorized proxy. With respect to shares held by a representative of the estate of a deceased stockholder, or a guardian, conservator, custodian or trustee, even though the shares do not stand in the name of such holder, votes may be cast by such holder upon proof of such representative capacity. In the case of shares under the control of a receiver, the receiver may vote such shares even though the shares do not stand of record in the name of the receiver but only if and to the extent that the order of a court of competent jurisdiction which appoints the receiver contains the authority to vote such shares. If shares stand of record in the name of a minor, votes may be cast by the duly appointed guardian of the estate of such minor only if such guardian has provided the Corporation with written proof of such appointment.

(c) With respect to shares standing of record in the name of another corporation, partnership, limited liability company or other legal entity on the record date, votes may be cast: (i) in the case of a corporation, by such individual as the bylaws of such other corporation prescribe, by such individual as may be appointed by resolution of the board of directors of such other corporation or by such individual (including, without limitation, the officer making the authorization) authorized in writing to do so by the chairman of the Board of Directors, if any, the chief executive officer, if any, the president or any vice president of such corporation; and (ii) in the case of a partnership,

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limited liability company or other legal entity, by an individual representing such stockholder upon presentation to the Corporation of satisfactory evidence of his or her authority to do so.

(d) Notwithstanding anything to the contrary contained in these Bylaws and except for the Corporation’s shares held in a fiduciary capacity, the Corporation shall not vote, directly or indirectly, shares of its own stock owned or held by it, and such shares shall not be counted in determining the total number of outstanding shares entitled to vote.

(e) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case of elections of directors. If such holder entitled to vote does vote any of such stockholder’s shares affirmatively and fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

(f) With respect to shares standing of record in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, spouses as community property, tenants by the entirety, voting trustees or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship in respect to the same shares, votes may be cast in the following manner:

(i) If only one person votes, the vote of such person binds all.

(ii) If more than one person casts votes, the act of the majority so voting binds all.

(iii) If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

(g) If a quorum is present, unless the Articles of Incorporation, these Bylaws, the NRS, or other applicable law provide for a different proportion, action by the stockholders entitled to vote on a matter, other than the election of directors, is approved by and is the act of the stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless voting by classes or series is required for any action of the stockholders by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series.

(h) If a quorum is present, directors shall be elected by a plurality of the votes cast.

Section 2.8 Proxies. At any meeting of stockholders, any holder of shares entitled to vote may designate, in a manner permitted by the laws of the State of Nevada, another person or persons to act as a proxy or proxies. If a stockholder designates two or more persons to act as proxies, then a majority of those persons present at a meeting has and may exercise all of the powers conferred by the stockholder or, if only one is present, then that one has and may exercise all of the powers conferred by the stockholder, unless the stockholder’s designation of proxy provides otherwise. Every proxy shall continue in full force and effect until its expiration or revocation in a manner permitted by the laws of the State of Nevada.

Section 2.9 Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting if, before or after the action, a written consent thereto is (a) signed by stockholders holding at least a majority of the voting power of the outstanding capital stock of the Corporation entitled to vote on such action (except that if a greater proportion of the voting power would be required for such an action at a meeting, then that proportion of written consents is required), and (b) delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Any such delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested. In no instance where action is duly and properly authorized by written consent need a meeting of stockholders be called or, unless otherwise required by applicable law or any certificate of designation relating to any series of Preferred Stock, notice given.

Section 2.10 Organization.

(a) Meetings of stockholders shall be presided over by the chairman of the Board of Directors, or, in the absence of the chairman of the Board of Directors, by the vice chairman of the Board of Directors, if any, or if there

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be no vice chairman of the Board or in the absence of the vice chairman of the Board, by the chief executive officer, if any, or if there be no chief executive officer or in the absence of the chief executive officer, by the president, or, in the absence of the president, or, in the absence of any of the foregoing persons, by a chairman designated by the Board of Directors, or by a chairman chosen at the meeting by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast. The individual acting as chairman of the meeting may delegate any or all of his or her authority and responsibilities as such to any director or officer of the Corporation present in person at the meeting. The secretary, or in the absence of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, (i) the establishment of procedures for the maintenance of order and safety, (ii) limitation on participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit, (iii) limitation on the time allotted for consideration of each agenda item and for questions or comments by meeting participants, (iv) restrictions on entry to such meeting after the time prescribed for the commencement thereof and (v) the opening and closing of the voting polls. The Board of Directors, in its discretion, or the chairman of the meeting, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(b) The chairman of the meeting may appoint one or more inspectors of elections. The inspector or inspectors may (i) ascertain the number of shares outstanding and the voting power of each; (ii) determine the number of shares represented at a meeting and the validity of proxies or ballots; (iii) count all votes and ballots; (iv) determine any challenges made to any determination made by the inspector(s); and (v) certify the determination of the number of shares represented at the meeting and the count of all votes and ballots.

(c) Only such persons who are nominated in accordance with the procedures set forth in Section 2.12 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in Section 2.12. If any proposed nomination or business was not made or proposed in compliance with Section 2.12 (including proper notice under Section 2.13 and including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with such stockholder’s representation pursuant to clause (a)(iv)(D) of Section 2.13), then the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. If the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

Section 2.11 Consent to Meetings. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called, noticed or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice, to the extent such notice is required, if such objection is expressly made at the time any such matters are presented at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of stockholders need be specified in any written waiver of notice or consent, except as otherwise provided in these Bylaws.

Section 2.12 Director Nominations and Business Conducted at Meetings of Stockholders. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Board of Directors or the chairman of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote on such matter at the meeting, and who (A) has complied with the notice procedures set forth

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in Section 2.13 and (B) was a stockholder of record at the time such notice is delivered to the secretary of the Corporation. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors or the chairman of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote on such matter at the meeting, who complied with the notice procedures set forth in Section 2.13 and who was a stockholder of record at the time such notice is delivered to the secretary of the Corporation.

Section 2.13 Advance Notice of Director Nominations and Stockholder Proposals by Stockholders.

(a) For nominations or other business to be properly brought before an annual meeting by a stockholder and for nominations to be properly brought before a special meeting by a stockholder in each case pursuant to Section 2.12, the stockholder of record must have given timely notice thereof in writing to the secretary of the Corporation, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The notice must be provided by a stockholder of record and must set forth:

(i) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the business is proposed: (A) the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner, (B) the class and number of shares of stock of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for such meeting of the class and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting, and (C) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business;

(iv) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such person, a “control person”): (A) the class and number of shares of stock of the Corporation which are beneficially owned (as defined below) by such stockholder or beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for such meeting of the class and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any control person as of the record date for the meeting, (B) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder or beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to

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Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder, beneficial owner or control person) and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting, (C) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder or beneficial owner and by any control person or any other person acting in concert with any of the foregoing, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the Corporation’s stock, or maintain, increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of stock of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting, (D) a representation whether the stockholder or the beneficial owner, if any, and any control person will engage in a solicitation with respect to the nomination or business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding stock required to approve or adopt the business to be proposed (in person or by proxy) by the stockholder; a

(v) a certification that the stockholder giving the notice and the beneficial owner(s), if any, on whose behalf the nomination is made or the business is proposed, has or have complied with all applicable federal, state and other legal requirements in connection with such stockholder’s and/or each such beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or such stockholder’s and/or each such beneficial owner’s acts or omissions as a stockholder of the Corporation, including, without limitation, in connection with such nomination or proposal.

(b) The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation, including information relevant to a determination whether such proposed nominee can be considered an independent director.

(c) For purposes of Section 2.13(a), a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of clause (a)(iv)(A) of this Section 2.13, shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (ii) the right to vote such shares, alone or in concert with others and/or (iii) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

(d) This Section 2.13 shall not apply to notice of a proposal to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(e) If the stockholder does not provide the information required under clause (a)(iii)(B) and clauses (a)(iv)(A)-(C) of this Section 2.13 to the Corporation within the time frames specified herein, or if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. The chairman of the meeting shall have the power to determine whether notice of a nomination or of any business proposed to be brought before the meeting was properly made in accordance with the procedures set forth in this Section 2.13. Notwithstanding the foregoing provisions hereof, a stockholder shall also comply with all applicable requirements of the Act, and the rules and regulations thereunder with respect to the matters set forth herein.

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Section 2.14 Meetings Through Electronic Communications. Stockholders may participate in a meeting of the stockholders by any means of electronic communications, videoconferencing, teleconferencing or other available technology permitted under the NRS (including, without limitation, a telephone conference or similar method of communication by which all individuals participating in the meeting can hear each other) and utilized by the Corporation. If any such means are utilized, the Corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a stockholder and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 2.14 constitutes presence in person at the meeting.

ARTICLE III

DIRECTORS

Section 3.1 General Powers; Performance of Duties. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided in Chapter 78 of the NRS or the Articles of Incorporation.

Section 3.2 Number, Tenure, and Qualifications.

(a) The Board of Directors shall consist of at least one (1) individual and not more than nine (9) individuals, with the number of directors within the foregoing fixed minimum and maximum established and changed from time to time solely by resolution adopted by the Board of Directors without amendment to these Bylaws or the Articles of Incorporation. Each director shall hold office until his or her successor shall be elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. No provision of this Section 3.2 shall restrict the right of the Board of Directors to fill vacancies or the right of the stockholders to remove directors, each as provided in these Bylaws.

(b) No person shall qualify for service as a director of the Corporation if he or she is a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation; provided that agreements providing only for indemnification and/or reimbursement of out-of-pocket expenses in connection with candidacy as a director (but not, for the avoidance of doubt, in connection with service as a director) and any pre-existing employment agreement a candidate has with his or her employer (not entered into in contemplation of the employer’s investment in the Corporation or such employee’s candidacy as a director), shall not be disqualifying under this provision.

Section 3.3 Chairman of the Board. The Board of Directors shall elect a chairman of the Board of Directors from the members of the Board of Directors, who shall preside at all meetings of the Board of Directors and stockholders at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board of Directors, these Bylaws or as provided by law.

Section 3.4 Vice Chairman of the Board. The Board of Directors may elect a vice chairman of the Board of Directors from the members of the Board of Directors who shall preside at all meetings of the Board of Directors and stockholders at which he or she shall be present and the chairman is not present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board of Directors, these Bylaws or as provided by law.

Section 3.5 Removal and Resignation of Directors. Subject to any rights of the holders of preferred stock, if any, and except as otherwise provided in the NRS, any director may be removed from office with or without cause by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the issued and outstanding stock of the Corporation entitled to vote generally in the election of directors (voting as a single class) excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred. In addition, the Board of Directors of the Corporation, by majority vote, may declare vacant the office of a director who has been (a) declared incompetent by an order of a court of competent jurisdiction, or (b) convicted of a felony. Any director may resign effective upon giving written notice, unless the notice specifies a later time for effectiveness

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of such resignation, to the chairman of the Board of Directors, if any, the president or the secretary, or in the absence of all of them, any other officer of the Corporation.

Section 3.6 Vacancies; Newly Created Directorships. Subject to any rights of the holders of preferred stock, if any, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office or by a sole remaining director, in either case though less than a quorum, and the director(s) so chosen shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed, at which the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent directors.

Section 3.7 Annual and Regular Meetings. Within five (5) business days after the adjournment of the annual or special meeting of the stockholders at which directors are elected, the Board of Directors, including directors newly elected, shall hold its annual meeting without call or notice, other than this provision, to transact such business as is necessary or appropriate. The Board of Directors may provide by resolution the place, date, and hour for holding regular meetings between annual meetings, and if the Board of Directors so provides with respect to a regular meeting, notice of such regular meeting shall not be required.

Section 3.8 Special Meetings. Subject to any rights of the holders of preferred stock, if any, and except as otherwise required by law, special meetings of the Board of Directors may be called only by the chairman of the Board of Directors, if any, or if there be no chairman of the Board of Directors, by the chief executive officer, if any, or by the president or the secretary, and shall be called by the chairman of the Board of Directors, if any, the chief executive officer, if any, the president, or the secretary upon the request of at least a majority of the Board of Directors. If the chairman of the Board of Directors, or if there be no chairman of the Board of Directors, each of the chief executive officer, the president, and the secretary, fails for any reason to call such special meeting, a special meeting may be called by a notice signed by at least a majority of the Board of Directors.

Section 3.9 Place of Meetings. Any regular or special meeting of the Board of Directors may be held at such place as the Board of Directors, or in the absence of such designation, as the notice calling such meeting, may designate. A waiver of notice signed by the directors may designate any place for the holding of such meeting.

Section 3.10 Notice of Meetings. Except as otherwise provided in Section 3.8, there shall be delivered to each director at the address appearing for him or her on the records of the Corporation, at least twenty-four (24) hours before the time of such meeting, a copy of a written notice of any meeting (i) by delivery of such notice personally, (ii) by mailing such notice postage prepaid, (iii) by facsimile, (iv) by overnight courier, or (v) by electronic transmission or electronic writing, including, without limitation, e-mail. If mailed to an address inside the United States, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. If mailed to an address outside the United States, the notice shall be deemed delivered four (4) business days following the date the same is deposited in the United States mail, postage prepaid. If sent via overnight courier, the notice shall be deemed delivered the business day following the delivery of such notice to the courier. If sent via facsimile, the notice shall be deemed delivered upon sender’s receipt of confirmation of the successful transmission. If sent by electronic transmission (including, without limitation, e-mail), the notice shall be deemed delivered when directed to the e-mail address of the director appearing on the records of the Corporation and otherwise pursuant to the applicable provisions of NRS Chapter 75. If the address of any director is incomplete or does not appear upon the records of the Corporation it will be sufficient to address any notice to such director at the registered office of the Corporation. Any director may waive notice of any meeting, and the attendance of a director at a meeting and oral consent entered on the minutes of such meeting shall constitute waiver of notice of the meeting unless such director objects, prior to the transaction of any business, that the meeting was not lawfully called, noticed or convened. Attendance for the express purpose of objecting to the transaction of business thereat because the meeting was not properly called or convened shall not constitute presence or a waiver of notice for purposes hereof.

Section 3.11 Quorum; Adjourned Meetings.

(a) A majority of the directors in office, at a meeting duly assembled, is necessary to constitute a quorum for the transaction of business.

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(b) At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 3.12 Manner of Acting. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board of Directors.

Section 3.13 Meetings Through Electronic Communications. Members of the Board of Directors or of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or such committee by any means of electronic communications, videoconferencing, teleconferencing or other available technology permitted under the NRS (including, without limitation, a telephone conference or similar method of communication by which all individuals participating in the meeting can hear each other) and utilized by the Corporation. If any such means are utilized, the Corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a director or member of the committee, as the case may be, and (b) provide the directors or members of the committee a reasonable opportunity to participate in the meeting and to vote on matters submitted to the directors or members of the committee, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 3.15 constitutes presence in person at the meeting.

Section 3.14 Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board of Directors or the committee. The written consent may be signed manually or electronically (or by any other means then permitted under the NRS), and may be so signed in counterparts, including, without limitation, facsimile or email counterparts, and shall be filed with the minutes of the proceedings of the Board of Directors or committee.

Section 3.15 Powers and Duties.

(a) Except as otherwise restricted by Chapter 78 of the NRS or the Articles of Incorporation, the Board of Directors has full control over the business and affairs of the Corporation. The Board of Directors may delegate any of its authority to manage, control or conduct the business of the Corporation to any standing or special committee, or to any officer or agent, and to appoint any persons to be agents of the Corporation with such powers, including the power to subdelegate, and upon such terms as it deems fit.

(b) The Board of Directors, in its discretion, or the chairman presiding at a meeting of stockholders, in his or her discretion, may submit any contract or act for approval or ratification at any annual meeting of the stockholders or any special meeting properly called and noticed for the purpose of considering any such contract or act, provided a quorum is present.

(c) The Board of Directors may, by resolution passed by at least a majority of the Board of Directors, designate one or more committees, provided that each such committee must have at least one director of the Corporation as a member. Unless the articles of incorporation, the charter of the committee, or the resolutions designating the committee expressly require that all members of such committee be directors of the Corporation, the Board of Directors may appoint natural persons who are not directors of the Corporation to serve on such committee. The Board of Directors may designate one or more individuals as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another individual to act at the meeting in the place of any such absent or disqualified member. Subject to applicable law and to the extent provided in the resolution of the Board of Directors, any such committee shall have and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

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Section 3.16 Compensation. The Board of Directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the Board of Directors establishes the compensation of directors pursuant to this Section 3.18, such compensation is presumed to be fair to the Corporation unless proven unfair by a preponderance of the evidence.

Section 3.17 Organization. Meetings of the Board of Directors shall be presided over by the chairman of the Board of Directors, or in the absence of the chairman of the Board of Directors by the vice chairman, if any, or in his or her absence by a chairman chosen at the meeting. The secretary, or in the absence, of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting.

ARTICLE IV

OFFICERS

Section 4.1 Election. The Board of Directors shall elect or appoint a president, a secretary and a treasurer or the equivalents of such officers. Such officers shall serve until their respective successors are elected and appointed and shall qualify or until their earlier resignation or removal. The Board of Directors may from time to time, by resolution, elect or appoint such other officers and agents as it may deem advisable, who shall hold office at the pleasure of the Board of Directors, and shall have such powers and duties and be paid such compensation as may be directed by the Board of Directors. Any individual may hold two or more offices.

Section 4.2 Removal; Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause. Any officer may resign at any time upon written notice to the Corporation. Any such removal or resignation shall be subject to the rights, if any, of the respective parties under any contract between the Corporation and such officer or agent.

Section 4.3 Vacancies. Any vacancy in any office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 4.4 Chief Executive Officer. The Board of Directors may elect a chief executive officer who, subject to the supervision and control of the Board of Directors, shall have the ultimate responsibility for the management and control of the business and affairs of the Corporation, and perform such other duties and have such other powers which are delegated to him or her by the Board of Directors, these Bylaws or as provided by law.

Section 4.5 President. The president, subject to the supervision and control of the Board of Directors, shall in general actively supervise and control the business and affairs of the Corporation. The president shall keep the Board of Directors fully informed as the Board of Directors may request and shall consult the Board of Directors concerning the business of the Corporation. The president shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board of Directors, the chief executive officer, if any, these Bylaws or as provided by law. The president shall be the chief executive officer of the Corporation unless the Board of Directors shall elect or appoint different individuals to hold such positions.

Section 4.6 Vice Presidents. The Board of Directors may elect one or more vice presidents. In the absence or disability of the president, or at the president’s request, the vice president or vice presidents, in order of their rank as fixed by the Board of Directors, and if not ranked, the vice presidents in the order designated by the Board of Directors, or in the absence of such designation, in the order designated by the president, shall perform all of the duties of the president, and when so acting, shall have all the powers of, and be subject to all the restrictions on the president. Each vice president shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board of Directors, the president, these Bylaws or as provided by law.

Section 4.7 Secretary. The secretary shall attend all meetings of the stockholders, the Board of Directors and any committees thereof, and shall keep, or cause to be kept, the minutes of proceedings thereof in books provided for that purpose. He or she shall keep, or cause to be kept, a register of the stockholders of the Corporation and shall be responsible for the giving of notice of meetings of the stockholders, the Board of Directors and any committees, and shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. The secretary shall be custodian of the corporate seal, if any, the records of the Corporation, the stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or any appropriate

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committee may direct. The secretary shall perform all other duties commonly incident to his or her office and shall perform such other duties which are assigned to him or her by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as provided by law.

Section 4.8 Assistant Secretaries. An assistant secretary shall, at the request of the secretary, or in the absence or disability of the secretary, perform all the duties of the secretary. He or she shall perform such other duties as are assigned to him or her by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as provided by law.

Section 4.9 Treasurer. The treasurer, subject to the order of the Board of Directors, shall have the care and custody of, and be responsible for, all of the money, funds, securities, receipts and valuable papers, documents and instruments of the Corporation, and all books and records relating thereto. The treasurer shall keep, or cause to be kept, full and accurate books of accounts of the Corporation’s transactions, which shall be the property of the Corporation, and shall render financial reports and statements of condition of the Corporation when so requested by the Board of Directors, the chairman of the Board of Directors, if any, the chief executive officer, if any, or the president. The treasurer shall perform all other duties commonly incident to his or her office and such other duties as may, from time to time, be assigned to him or her by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as provided by law. The treasurer shall, if required by the Board of Directors, give bond to the Corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of the treasurer and for restoration to the Corporation, in the event of the treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation. If a chief financial officer of the Corporation has not been appointed, the treasurer may be deemed the chief financial officer of the Corporation.

Section 4.10 Assistant Treasurers. An assistant treasurer shall, at the request of the treasurer, or in the absence or disability of the treasurer, perform all the duties of the treasurer. He or she shall perform such other duties which are assigned to him or her by the Board of Directors, the chief executive officer, if any, the president, the treasurer, these Bylaws or as provided by law. The Board of Directors may require an assistant treasurer to give a bond to the Corporation in such sum and with such security as it may approve, for the faithful performance of the duties of the assistant treasurer, and for restoration to the Corporation, in the event of the assistant treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the assistant treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation.

Section 4.11 Execution of Negotiable Instruments, Deeds and Contracts. All (i) checks, drafts, notes, bonds, bills of exchange, and orders for the payment of money of the Corporation, (ii) deeds, mortgages, proxies, powers of attorney and other written contracts, documents, instruments and agreements to which the Corporation shall be a party and (iii) assignments or endorsements of stock certificates, registered bonds or other securities owned by the Corporation shall be signed in the name of the Corporation by such officers or other persons as the Board of Directors may from time to time designate. The Board of Directors may authorize the use of the facsimile signatures of any such persons. Any officer of the Corporation shall be authorized to attend, act and vote, or designate another officer or an agent of the Corporation to attend, act and vote, at any meeting of the owners of any entity in which the Corporation may own an interest or to take action by written consent in lieu thereof. Such officer or agent, at any such meeting or by such written action, shall possess and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such interest.

ARTICLE V

CAPITAL STOCK

Section 5.1 Issuance. Shares of the Corporation’s authorized capital stock shall, subject to any provisions or limitations of the laws of the State of Nevada, the Articles of Incorporation or any contracts or agreements to which the Corporation may be a party, be issued in such manner, at such times, upon such conditions and for such consideration as shall be prescribed by the Board of Directors.

Section 5.2 Stock Certificates and Uncertificated Shares.

(a) Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by (i) the chief executive officer, if any, the president, or a vice president, and (ii) the

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secretary, an assistant secretary, the treasurer or the chief financial officer, if any, of the Corporation (or any other two officers or agents so authorized by the Board of Directors), certifying the number of shares of stock owned by him, her or it in the Corporation; provided that the Board of Directors may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation’s stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever any such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation.

(b) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number and class (and the designation of the series, if any) of the shares owned by such stockholder in the Corporation and any restrictions on the transfer or registration of such shares imposed by the Articles of Incorporation, these Bylaws, any agreement among stockholders or any agreement between the stockholders and the Corporation, and, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by the NRS, the rights and obligations of the stockholders of the Corporation shall be identical whether or not their shares of stock are represented by certificates.

(c) Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation’s organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the foregoing, all certificates evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the NRS or such other federal, state or local laws or regulations then in effect.

Section 5.3 Surrendered; Lost or Destroyed Certificates. All certificates surrendered to the Corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any stockholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the Corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and, if required by the Board of Directors, an indemnity bond in an amount not less than twice the current market value of the stock, and upon such terms as the treasurer or the Board of Directors shall require which shall indemnify the Corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

Section 5.4 Replacement Certificate. When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the Corporation or it becomes desirable for any reason, in the discretion of the Board of Directors, including, without limitation, the merger of the Corporation with another Corporation or the conversion or reorganization of the Corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive distributions or exercise any other rights of stockholders of record until the holder has complied with the order, but the order operates to suspend such rights only after notice and until compliance.

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Section 5.5 Transfer of Shares. No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of any certificate(s) therefor accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer in the records of the Corporation.

Section 5.6 Transfer Agent; Registrars. The Board of Directors may appoint one or more transfer agents, transfer clerks and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agents, transfer clerks and/or registrars of transfer.

Section 5.7 Miscellaneous. The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the Corporation’s stock.

Section 5.8 Inapplicability of Controlling Interest Statutes. Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation shall not apply to the Corporation or to any acquisition of any shares of the Corporation’s capital stock.

ARTICLE VI

DISTRIBUTIONS

Distributions may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors and may be paid in money, shares of corporate stock, property or any other medium permitted under applicable law. The Board of Directors may fix in advance a record date, in accordance with and as provided in Section 2.5, prior to the distribution for the purpose of determining stockholders entitled to receive any distribution.

ARTICLE VII

RECORDS AND REPORTS; CORPORATE SEAL; FISCAL YEAR

Section 7.1 Records. All original records of the Corporation, shall be kept at the principal office of the Corporation by or under the direction of the secretary or at such other place or by such other person as may be prescribed by these Bylaws or the Board of Directors.

Section 7.2 Corporate Seal. The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except as otherwise specifically provided in these Bylaws, any officer of the Corporation shall have the authority to affix the seal to any document requiring it.

Section 7.3 Fiscal Year-End. The fiscal year-end of the Corporation shall be such date as may be fixed from time to time by resolution of the Board of Directors.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification and Insurance.

(a) Indemnification of Directors and Officers.

(i) For purposes of this Article VIII, (A) “Indemnitee” shall mean each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as defined below), by reason of the fact that he or she is or was a director, officer, employee or agent (including, without limitation, as a trustee, fiduciary, administrator or manager) of the Corporation or any predecessor entity thereof, or is or was serving in any capacity at the request of the Corporation as a director, officer, employee or agent (including, without limitation, as a trustee, fiduciary administrator, partner, member or manager) of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise; and (B) “Proceeding” shall mean any threatened, pending, or completed action, suit or proceeding

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(including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative.

(ii) Each Indemnitee shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the laws of the State of Nevada, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding he or she had reasonable cause to believe that his or her conduct was unlawful. The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section 8.1(a), indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

(iii) Indemnification pursuant to this Section 8.1(a) shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation or a director, officer, employee, agent, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his or her heirs, executors and administrators.

(iv) The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as such expenses are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of such Indemnitee to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an Indemnitee is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in by him or her in connection with the defense.

(b) Indemnification of Employees and Other Persons. The Corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c) Non-Exclusivity of Rights. The rights to indemnification provided in this Article VIII shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these Bylaws, agreement, vote of stockholders or directors, or otherwise.

(d) Insurance. The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the Corporation has the authority to indemnify him or her against such liability and expenses.

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(e) Other Financial Arrangements. The other financial arrangements which may be made by the Corporation may include the following (i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the Corporation; and (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f) Other Matters Relating to Insurance or Financial Arrangements. Any insurance or other financial arrangement made on behalf of a person pursuant to this Section 8.1 may be provided by the Corporation or any other person approved by the Board of Directors, even if all or part of the other person’s stock or other securities is owned by the Corporation. In the absence of fraud, (i) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section 8.1 and the choice of the person to provide the insurance or other financial arrangement is conclusive; and (ii) the insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 8.2 Amendment. The provisions of this Article VIII relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person’s consent or as specifically provided in this Section 8.2. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article VIII which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article X), no repeal or amendment of these Bylaws shall affect any or all of this Article VIII so as to limit or reduce the indemnification in any manner unless adopted by (i) the unanimous vote of the directors of the Corporation then serving, or (ii) by the stockholders as set forth in Article X; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE IX

CHANGES IN NEVADA LAW

References in these Bylaws to the laws of the State of Nevada or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (i) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article VIII, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (ii) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE X

AMENDMENT OR REPEAL

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to amend or repeal these Bylaws or to adopt new bylaws. The Board of Directors shall have the exclusive authority to adopt, amend or repeal these Bylaws as set forth in the Articles of Incorporation.

Annex G-16

CERTIFICATION

The undersigned, as the duly elected Secretary of Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Corporation”), does hereby certify that the Board of Directors of the Corporation adopted the foregoing Amended and Restated Bylaws as of October 10, 2016.

/s/ Bassam Damaj
Dr. Bassam Damaj, Secretary

Annex G-17

Annex H

Nevada Revised Statutes

Nevada Revised Statutes

Chapter 78 – Private Corporations

Chapter 92A – Mergers, Conversions, Exchanges and Domestications

NRS 92A.300 – NRS 92A.500

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

Annex H-1

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

Annex H-2

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of a fraction of a share except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285)

Annex H-3

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

Annex H-4

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS 92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460 Payment for shares: General requirements.
Annex H-5

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS 92A.470 Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

Annex H-6

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS 92A.500 Assessment of costs and fees in certain legal proceedings.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

Annex H-7

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68.

Annex H-8

Annex I

Aytu Bioscience, Inc.

2015 Stock Option and Incentive Plan, as amended

AMENDMENT TO 2015 STOCK OPTION AND INCENTIVE PLAN

WHEREAS, Aytu Bioscience, Inc. (the “Company”) sponsors and maintains the Company’s 2015 Stock Option and Incentive Plan (the “2015 Plan”); and

WHEREAS, the Company wishes to amend the 2015 Plan to increase the number of shares of the Company’s Common Stock reserved for issuance thereunder, and consistent with such increase, to increase the number of shares that may be issued as incentive stock options qualified under Code Section 422, and to update the Plan to reflect recent changes to Code Section 162(m), subject to the approval of the Company’s stockholders at the Company’s special meeting of stockholders (the “Meeting”) to be held on and effective as of February 13, 2020 (the “Effective Date”).

Subject to the approval of the Company’s stockholders at the Meeting (the “Stockholder Approval”), the 2015 Plan is hereby amended as of the Effective Date as follows:

1. Amendments to 2015 Plan.

(a) Section 3(a) of the 2015 Plan is hereby amended by deleting “three million (3,000,000) shares” in the first sentence and by deleting “three million (3,000,000) shares” in the second to last sentence and replacing them both with “eight million (8,000,000) shares”.

(b) The following provision is hereby added as a new Section 20(g):

Code Section 162(m). All references to Code Section 162(m) and to “Performance-Based Awards” herein, including (i) in the definition of “Covered Employee” in Section 1, (ii) in the definition of “Performance-Based Award” Section 1, (iii) all of Section 12omp re, and (iv) in the third sentence of Section 18, are applicable only to any Award or Awards that were in effect on November 2, 2017 and which have not been materially modified or renewed since such date.

2.  Failure to Obtain Stockholder Approval. If the Stockholder Approval is not obtained, then this Amendment to 2015 Stock Option and Incentive Plan shall become null and void and shall immediately terminate.

3.  Effect of this Amendment. Except as expressly amended hereby, the 2015 Plan shall continue in full force and effect in accordance with the provisions thereof.

(signature page follows)

Annex I-1

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Amendment to 2015 Stock Option and Incentive Plan on the date indicated below.

AYTU BIOSCIENCE, INC.
Date: February [•], 2020	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chairman and Chief Executive Officer

Annex I-2

AYTU BIOSCIENCE, INC.

2015 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Aytu Bioscience, Inc. 2015 Stock Option and Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Aytu Bioscience, Inc. (the “Company”) and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its businesses to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means any natural person that provides bona fide services to the Company, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

“Covered Employee” means an employee who is a “Covered Employee” within the meaning of Section 162(m) of the Code.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan is approved by stockholders as set forth in Section 21.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market or another national securities exchange, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

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“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Performance-Based Award” means any Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award granted to a Covered Employee that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code and the regulations promulgated thereunder.

“Performance Criteria” means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals are limited to the following: achievement of research and development, publication, clinical and/or regulatory milestones, total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of Stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee may appropriately adjust any evaluation performance under a Performance Criterion to exclude any of the following events that occurs during a Performance Cycle: (i) asset write-downs or impairments, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reporting results, (iv) accruals for reorganizations and restructuring programs, (v) any extraordinary non-recurring items, including those described in the Financial Accounting Standards Board’s authoritative guidance and/or in management’s discussion and analysis of financial condition of operations appearing the Company’s annual report to stockholders for the applicable year, and (vi) any other extraordinary items adjusted from the Company U.S. GAAP results.

“Performance Cycle” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee’s right to and the payment of a Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award, the vesting and/or payment of which is subject to the attainment of one or more Performance Goals. Each such period shall not be less than 12 months.

“Performance Goals” means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

“Performance Share Award” means an Award entitling the recipient to acquire shares of Stock upon the attainment of specified performance goals.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or

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successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.   ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c), to extend at any time the period in which Stock Options may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

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All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be three million (3,000,000) shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Stock Options or Stock Appreciation Rights with respect to no more than two million (2,000,000) shares of Stock may be granted to any one individual grantee during any one calendar year period, and no more than three million (3,000,000) shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Effect of Awards. The grant of an Award shall be deemed, for purposes of determining the number of shares of Stock available for issuance under Section 3(a), as an Award for one share of Stock for each such share of

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Stock actually subject to the Award. Any forfeitures, cancellations or other terminations (other than by exercise) of such Awards shall be returned to the reserved pool of shares of Stock under the Plan in the same manner.

(c) Changes in Stock. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number of Stock Options or Stock Appreciation Rights that can be granted to any one individual grantee and the maximum number of shares that may be granted under a Performance-Based Award, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (v) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Options and Stock Appreciation Rights that are not exercisable immediately prior to the effective time of the Sale Event shall become fully exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee.

(e) In the event that the Company effects a reverse stock split prior to November 14, 2018, in accordance with shareholder approval granted on July 26, 2018, immediately after the effective time of such reverse stock split, (i) the maximum number of shares of Stock reserved and available for issuance under the Plan shall be automatically increased to three million (3,000,000) shares, subject to adjustment as provided in this Section 3, (ii) the maximum number of shares of Stock that may be issued pursuant to any type or types of Award shall be automatically increased to three million (3,000,000) shares, (iii) the number of shares that may be granted to any one individual grantee during any one calendar year period as Stock Options or Stock Appreciation Rights shall be automatically increased to two million (2,000,000) shares of Stock, and (iv) the number of shares of Stock that may be issued in the form of Incentive Stock Options shall be automatically increased to three million (3,000,000) shares of Stock.

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SECTION 4. ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and Consultants of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. STOCK OPTIONS

(a) Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Option Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

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Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The term of a Stock Appreciation Right may not exceed ten years.

SECTION 7. RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

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(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, if a grantee’s employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Certificate shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan.

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Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified Performance Goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. PERFORMANCE SHARE AWARDS

(a) Nature of Performance Share Awards. The Administrator may grant Performance Share Awards under the Plan. A Performance Share Award is an Award entitling the grantee to receive shares of Stock upon the attainment of performance goals. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the performance goals, the periods during which performance is to be measured, which may not be less than one year except in the case of a Sale Event, and such other limitations and conditions as the Administrator shall determine.

(b) Rights as a Stockholder. A grantee receiving a Performance Share Award shall have the rights of a stockholder only as to shares of Stock actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award Certificate (or in a performance plan adopted by the Administrator).

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee’s rights in all Performance Share Awards shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES

(a) Performance-Based Awards. The Administrator may grant one or more Performance-Based Awards in the form of a Restricted Stock Award, Restricted Stock Units, Performance Share Awards or Cash-Based Award payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Cycle. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. Each Performance-Based Award shall comply with the provisions set forth below.

(b) Grant of Performance-Based Awards. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different Covered Employees.

Annex I-11

(c) Payment of Performance-Based Awards. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee’s Performance-Based Award.

(d) Maximum Award Payable. The maximum Performance-Based Award payable to any one Covered Employee under the Plan for a Performance Cycle is two million (2,000,000) shares of Stock (subject to adjustment as provided in Section 3(c) hereof) or five million dollars ($5,000,000) in the case of a Performance-Based Award that is a Cash-Based Award.

SECTION 13. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units or Performance Share Award shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 18 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 14. Transferability of Awards

(a) Transferability. Except as provided in Section 14(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 14(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 14(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

Annex I-12

(d) Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 15. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. Subject to approval by the Administrator, a grantee may elect to have the Company’s minimum required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due. The Administrator may also require Awards to be subject to mandatory share withholding up to the required withholding amount. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the Participants.

SECTION 16. Section 409A awards

To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 17. TERMINATION OF EMPLOYMENT, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Employment. If the grantee’s employer ceases to be a Subsidiary, the grantee shall be deemed to have terminated employment for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of employment:

(i) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

Annex I-13

SECTION 18. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. Nothing in this Section 18 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 19. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 20. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Delivery of Stock Certificates. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 20(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

Annex I-14

(d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f) Clawback Policy. Awards under the Plan shall be subject to the Company’s clawback policy, as in effect from time to time.

SECTION 21. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 22. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: April 16, 2015

DATE APPROVED BY STOCKHOLDERS: June 1, 2015

DATE AMENDED BY BOARD OF DIRECTORS: August 25, 2016

DATE AMENDED BY STOCKHOLDERS: November 15, 2016

DATE AMENDED BY BOARD OF DIRECTORS: April 25, 2017

DATE AMENDED BY STOCKHOLDERS: July 26, 2017

Annex I-15

Annex J

Financial Statements

TABLE OF CONTENTS

Page
AYTU BIOSCIENCE, INC. AND SUBSIDIARY	J-1
INNOVUS PHARMACEUTICALS, INC.	J-51
PEDIATRICS PRODUCT PORTFOLIO OF CERECOR INC.	J-118

Annex J-i

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	September 30, 2019	June 30, 2019
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$7,014,307	$11,044,227
Restricted cash	250,000	250,000
Accounts receivable, net	1,705,428	1,740,787
Inventory, net	1,380,729	1,440,069
Prepaid expenses and other	573,199	957,781
Note receivable	1,000,000	—
Other current assets	59,014	—
Total current assets	11,982,677	15,432,864

Fixed assets, net	137,900	203,733
Licensed assets, net	18,293,199	18,861,983
Patents, net	214,278	220,611
Right-of-use asset	393,820	—
Deposits	2,200	2,200
Total long-term assets	19,041,397	19,288,527

Total assets	$31,024,074	$34,721,391

Liabilities
Current liabilities
Accounts payable and other	$2,632,642	$2,297,270
Accrued liabilities	1,151,181	1,147,740
Accrued compensation	1,002,409	849,498
Current lease liability	79,362	—
Current contingent consideration	1,236,625	1,078,068
Total current liabilities	6,102,219	5,372,576

Long-term contingent consideration	22,272,068	22,247,796
Long-term lease liability	314,457	—
Warrant derivative liability	11,371	13,201
Total liabilities	28,700,115	27,633,573

Commitments and contingencies (Note 11)

Stockholders’ equity
Preferred Stock, par value $.0001; 50,000,000 shares authorized; shares issued and outstanding 3,151,148 and 3,594,981, respectively as of September 30, 2019 (unaudited) and June 30, 2019	315	359
Common Stock, par value $.0001; 100,000,000 shares authorized; shares issued and outstanding 17,981,094 and 17,538,071, respectively as of September 30, 2019 (unaudited) and June 30, 2019	1,798	1,754
Additional paid-in capital	113,640,376	113,475,205
Accumulated deficit	(111,318,530)	(106,389,500)
Total stockholders’ equity	2,323,959	7,087,818

Total liabilities and stockholders’ equity	$31,024,074	$34,721,391

See the accompanying Notes to the Consolidated Financial Statements

Annex J-1

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statements of Operations
(unaudited)

	Three Months Ended September 30,
	2019	2018
Revenues
Product revenue, net	$1,439,826	$1,431,809

Operating expenses
Cost of sales	375,720	410,959
Research and development	78,020	155,878
Selling, general and administrative	5,146,443	3,576,580
Selling, general and administrative – related party	—	253,709
Amortization of intangible assets	575,117	451,957
Total operating expenses	6,175,300	4,849,083

Loss from operations	(4,735,474)	(3,417,274)

Other (expense) income
Other (expense), net	(195,386)	(76,561)
Gain from warrant derivative liability	1,830	47,352
Total other (expense) income	(193,556)	(29,209)

Net loss	$(4,929,030)	$(3,446,483)

Weighted average number of common shares outstanding	15,325,921	1,759,824

Basic and diluted net loss per common share	$(0.32)	$(1.96)

See the accompanying Notes to the Consolidated Financial Statements

Annex J-2

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statement of Stockholders’ Equity
(unaudited)

	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE – June 30, 2019	3,594,981	$359	17,538,071	$1,754	$113,475,205	$(106,389,500)	$7,087,818

Stock-based compensation	—	—	—	—	165,171	—	165,171
Preferred stock converted in common stock	(443,833)	(44)	443,833	44	—	—	—
Net loss	—	—	—	—	—	(4,929,030)	(4,929,030)

BALANCE – September 30, 2019	3,151,148	$315	17,981,904	$1,798	$113,640,376	$(111,318,530)	$2,323,959
	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE – June 30, 2018	—	$—	1,794,762	$179	$92,681,918	$(79,257,592)	$13,424,505

Stock-based compensation	—	—	—	—	152,114	—	152,114
Adjustment for rounding of shares due to stock split	—	—	6,649	1	(1)	—	—
Net loss	—	—	—	—	—	(3,446,483)	(3,446,483)

BALANCE – September 30, 2018	—	$—	1,801,411	$180	$92,834,031	$(82,704,075)	$10,130,136

See the accompanying Notes to the Consolidated Financial Statements

Annex J-3

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(unaudited)

	Three Months End September 30,
	2019	2018
Operating Activities
Net loss	$(4,929,030)	$(3,446,483)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation, amortization and accretion	869,312	556,807
Stock-based compensation expense	165,171	152,114
Derivative income	(1,830)	(47,352)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	35,359	(181,274)
Decrease in inventory	59,340	28,870
Decrease (increase) in prepaid expenses and other	384,582	(296,971)
Increase (decrease) in accounts payable and other	276,917	(7,889)
Increase in accrued liabilities	3,441	242,969
Increase in accrued compensation	152,911	256,174
(Decrease) in deferred rent	(3,990)	(1,450)
Net cash used in operating activities	(2,987,817)	(2,744,485)

Investing Activities
Deposit	—	2,888
Purchases of fixed assets	—	(6,065)
Contingent consideration payment	(42,103)	—
Note receivable	(1,000,000)	—
Purchase of assets	—	(300,000)
Net cash used in investing activities	(1,042,103)	(303,177)

Financing Activities
Net cash provided by financing activities	—	—

Net change in cash, restricted cash and cash equivalents	(4,029,920)	(3,047,662)
Cash, restricted cash and cash equivalents at beginning of period	11,294,227	7,112,527
Cash, restricted cash and cash equivalents at end of period	$7,264,307	$4,064,865

Supplemental disclosures of cash and non-cash investing and financing transactions
Cash paid for interest	$3,390	$—
Fair value of right-to-use asset and related lease liability upon adoption of Topic 842 – Leases	412,691	—
Contingent consideration included in accounts payable	3,430	—
Acquisition costs included in accounts payable	59,014	—
Exchange of convertible preferred stock into common stock	$44	$—

See the accompanying Notes to the Consolidated Financial Statements

Annex J-4

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

1. Nature of Business, Financial Condition, Basis of Presentation

Nature of Business.    Aytu BioScience, Inc. (“Aytu”, the “Company” or “we”) was incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado. Aytu was re-incorporated in the state of Delaware on June 8, 2015. Aytu is a specialty pharmaceutical company focused on global commercialization of novel products addressing significant medical needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, and male infertility and plans to expand opportunistically into other therapeutic areas.

The Company is currently focused on commercialization of four products, (i) Natesto®, a testosterone replacement therapy, or TRT, (ii) Tuzistra® XR, a codeine–based antitussive, (iii) ZolpiMist™, a short-term insomnia treatment and (iv), MiOXSYS®, a novel in vitro diagnostic system for male infertility assessment. In the future the Company will look to acquire additional commercial-stage or near-market products, including existing products we believe can offer distinct clinical advantages and patient benefits over existing marketed products. The management team’s prior experience has involved identifying both clinical-stage and commercial-stage assets that can be launched or re-launched to increase value, with a focused commercial infrastructure specializing in novel, niche products.

Financial Condition.    The Company’s operations have historically consumed cash and are expected to continue to require cash, but at a declining rate. Revenues for the three-months ended September 30, 2019 slightly increased compared to the three-months ended September 30, 2018, and revenues increased 100% and 14% for each of the years ended June 30, 2019 and 2018, respectively. Revenue is expected to continue to increase long-term, allowing the Company to rely less on our existing cash and cash equivalents, and proceeds from financing transactions. Cash used in operations during the three-months ended September 30, 2019 was $3.0 million compared to $2.7 million for the three-months ended September 30, 2018, due to the Company’s focus on market development activities including significant product acquisition and launch-related activities, which consume additional cash resources.

On October 11, 2019, the Company entered into Securities Purchase Agreements (the “Purchase Agreement”) with two institutional investors (the “Investors”) providing for the issuance and sale by the Company (the “Offering”) of $10.0 million of, (i) shares of the Company’s Series F Convertible Preferred Stock (the “Preferred Stock”) which are convertible into shares of common stock (the “Conversion Shares”) and (ii) warrants (the “Warrants”) which are exercisable for shares of common stock (the “Warrant Shares”). The Warrants have an exercise price equal to $1.25 and contain cashless exercise provisions. Each Warrant will be exercisable after we obtain stockholder approval as required by applicable Nasdaq rules (“Shareholder Approval”) and will expire five years from the time a registration statement covering the Conversion Shares and Warrant Shares is declared effective by the Securities and Exchange Commission. The closing of the sale of these securities occurred on October 16, 2019.

The net proceeds that the Company received from the Offering were approximately $9.3 million. The net proceeds received by the Company from the Offering will be used for general corporate purposes, including working capital.

As of the date of this Report, the Company expects its commercial costs for its current operation to remain approximately flat or to increase modestly as the Company continues to focus on revenue growth through increasing product sales. The Company’s current asset position of $31.0 million plus the proceeds expected from ongoing product sales will be used to fund operations. The Company will access the capital markets to fund operations if and when needed, and to the extent it is required. The timing and amount of capital that may be raised is dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms favorable to the Company and its stockholders, or at all. However, the Company has been successful in accessing the capital markets in the past and is confident in its ability to access the capital markets again, if needed. Since the Company does not have sufficient cash and cash equivalents on-hand as of September 30, 2019 to cover potential net cash outflows for the twelve months following the filing date of this Quarterly Report, ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) requires the Company to report that there exists an indication of substantial doubt about its ability to continue as a going concern.

Annex J-5

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

1. Nature of Business, Financial Condition, Basis of Presentation (cont.)

If the Company is unable to raise adequate capital in the future when it is required, the Company can adjust its operating plans to reduce the magnitude of the capital need under its existing operating plan. Some of the adjustments that could be made include delays of and reductions to commercial programs, reductions in headcount, narrowing the scope of the Company’s commercial plans, or reductions to its research and development programs. Without sufficient operating capital, the Company could be required to relinquish rights to products or renegotiate to maintain such rights on less favorable terms than it would otherwise choose. This may lead to impairment or other charges, which could materially affect the Company’s balance sheet and operating results.

Recent acquisition agreements.    During the three months ended September 30, 2019 and during the subsequent period thereafter, the Company entered into both (i) a definitive merger agreement (the “Merger Agreement”) between the Company and Innovus Pharmaceuticals, Inc. (“Innovus”) on September 12, 2019, and (ii) an asset purchase agreement (the “Asset Purchase Agreement”) between the Company and Cerecor, Inc. (“Cerecor”) to purchase and acquire certain of Cerecor’s pediatric and primary care product lines (the “Commercial Portfolio”) on October 10, 2019.

The Merger Agreement, agreed to on September 12, 2019, by both the Company and Innovus will cause, upon closing of the merger, for the Company to retire all of the outstanding common stock of Innovus for an aggregate of up to $8 million in shares of the Company’s common stock, less certain deductions (includes approximately $1.4 million in cash borrowed by Innovus from the Company during this time period (see Note 10)). This initial consideration to Innovus common shareholders is estimated to consist of primarily 4.2 million shares of the Company’s stock, and up to 1.5 million shares of the Company’s stock to satisfy certain warrant holders’ obligation. Additional consideration for up to $16 million in milestone payments in the form of contingent value rights (CVRs) may be paid to Innovus shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved. Innovus specializes in commercializing, licensing and developing safe and effective over-the-counter consumer health products. The Company does not anticipate that this transaction will formally close until the quarter ended March 31, 2020 and is subject to approval by the shareholders of both the Company and Innovus.

The Asset Purchase Agreement agreed to on October 10, 2019, between the Company and Cerecor, caused upon the November 1, 2019 closing, the Company to pay $4.5 million in cash, issue approximately 9.8 million shares of Series G Convertible Preferred Stock and assume certain of Seller’s financial and royalty obligations and not more than $3.5 million of Medicaid rebates and products returns. The Commercial Portfolio consists of six pharmaceutical and other prescription products competing in markets exceeding $8 billion in annual sales in the United States. In addition, the Company will be assuming the majority of the Cerecor’s commercial sales, commercial contracts and customer relationship workforce.

In addition, the Company has assumed obligations due to an investor including fixed and variable payments. The Company assumed fixed monthly payments equal to $0.1 million from November 2019 through January 2021 plus $15 million due in January 2021. Monthly variable payments due to the same investor are equal to 15% of net revenue generated from a subset of the Product Portfolio, subject to an aggregate monthly minimum of $0.1 million, except for January 2020, when a one-time payment of $0.2 million is due. The variable payment obligation terminates at the earlier of (i) payment of $9.5 million or (ii) February 2026.

Further, certain of the products in the Product Portfolio require royalty payments ranging from 15% to 23.5% of net revenue. One of the products in the Product Portfolio requires the Company to generate minimum annual sales sufficient to represent annual royalties of $1.8 million.

Nasdaq Listing Compliance.    The Company’s common stock is listed on The Nasdaq Capital Market. In order to maintain compliance with Nasdaq listing standards, the Company must, amongst other requirements, maintain a stockholders’ equity balance of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b). In that regard, on September 30, 2019, the Company’s stockholders’ equity totaled approximately $2.3 million, thereby

Annex J-6

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

1. Nature of Business, Financial Condition, Basis of Presentation (cont.)

potentially resulting in a stockholders’ equity deficiency upon the filing of this Form 10-Q. However, subsequent to September 30, 2019, the Company completed (i) the Offering with the Investors, raising approximately $9.3 million in equity financing (see Note 1), and (ii) the “Asset Purchase Agreement” in which the Company issued approximately 9.8 million shares of Series G Convertible Preferred Stock worth an initial estimate of approximately $5.6 million, resulting in an increase in stockholders’ equity of approximately $14.8 million in the aggregate. Accordingly, as of the filing of this Form 10-Q for the three months ended September 30, 2019, the Company’s stockholders’ equity balance exceeds the minimum $2.5 million threshold and, therefore, the Company believe it is currently in compliance with all applicable Nasdaq Listing Requirements.

Basis of Presentation.    The unaudited consolidated financial statements contained in this report represent the financial statements of Aytu and its wholly-owned subsidiary, Aytu Women’s Health, LLC. The unaudited consolidated financial statements should be read in conjunction with Aytu’s Annual Report on Form 10-K for the year ended June 30, 2019, which included all disclosures required by generally accepted accounting principles in the United States (“GAAP”). In the opinion of management, these unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Aytu and the results of operations and cash flows for the interim periods presented. The results of operations for the period ended September 30, 2019 are not necessarily indicative of expected operating results for the full year. The information presented throughout this report, as of and for the periods ended September 30, 2019, and 2018, is unaudited.

Adoption of New Accounting Pronouncements

Leases (“ASU 2016-02”).    In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 — Topic 842 Leases. ASU 2016-02 requires that most leases be recognized on the financial statements, specifically the recognition of right-to-use assets and related lease liabilities, and enhanced disclosures about leasing arrangements. The objective is to provide improved transparency and comparability among organizations. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The standard requires using the modified retrospective transition method and apply ASU 2016-02 either at (i) latter of the earliest comparative period presented in the financial statements or commencement date of the lease, or (ii) the beginning of the period of adoption. The Company has elected to apply the standard at the beginning period of adoption, July 1, 2019 which resulted in no cumulative adjustment to retained earnings.

The Company has elected to apply the short-term scope exception for leases with terms of 12 months or less at the inception of the lease and will continue to recognize rent expense on a straight-line basis. As a result of the adoption, on July 1, 2019, the Company recognized a lease liability of approximately $0.4 million, which represented the present value of the remaining minimum lease payments using an estimated incremental borrowing rate of 8%. As of September 30, 2019, the Company recognized a right-to-use asset of approximately $0.4 million. Lease expense did not change materially as a result of the adoption of ASU 2016-02.

Recently Accounting Pronouncements

Fair Value Measurements (“ASU 2018-13”).    In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in the standard apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. ASU 2018-13 removes, modifies, and adds certain disclosure requirements in ASC 820, Fair Value Measurement. The standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their

Annex J-7

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

1. Nature of Business, Financial Condition, Basis of Presentation (cont.)

effective date. Early adoption is permitted upon issuance of ASU 2018-13. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that ASU 2018-13 will have on its financial statements.

Financial Instruments — Credit Losses (“ASU 2016-13”).    In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses” to require the measurement of expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements but does not anticipate there to be a material impact.

This Quarterly Report on Form 10-Q does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

2. Revenue Recognition

The Company sells its products principally to a limited number of wholesale distributors and pharmacies in the United States, which account for the largest portion of our total revenue. International sales are made primarily to specialty distributors, as well as hospitals, laboratories, and clinics, some of which are government owned or supported (collectively, its “Customers”). The Company’s Customers in the United States subsequently resell the products to pharmacies and patients. Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from coupons, discounts, chargebacks and distributor fees, processing fees, as well as allowances for returns and government rebates.

In accordance with ASC 606, the Company recognizes net revenues from product sales when the Customer obtains control of the Company’s product, which typically occurs upon delivery to the Customer. The Company’s payment terms are between 30 to 60 days in the United States and consistent with prevailing practice in international markets.

Revenues by Geographic location.    The following table reflects our product revenues by geographic location as determined by the billing address of our customers:

Revenues by Geographic location

The following table reflects our product revenues by geographic location as determined by the billing address of our customers:

	Three Months Ended September 30,
	2019	2018
U.S.	$1,262,000	$1,273,000
International	178,000	159,000
Total net revenue	$1,440,000	$1,432,000

Annex J-8

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

3. Product Licenses

The Company currently licenses three of its existing product offerings from third parties: (i) Natesto; (ii) ZolpiMist, and (ii) Tuzistra XR. Each of these license agreements are subject to terms and conditions specific to each agreement. The Company capitalized the acquisition cost of each license, which included a combination of both upfront considerations, as well as the estimated future contingent consideration estimated at the acquisition date. Future adjustments to contingent consideration for the existing products will be recognized as an unrealized gain/loss due to the changes in the fair value of the contingent consideration.

License and Supply Agreement — Natesto

In April 2016, the Company entered into a license and supply agreement to acquire the exclusive U.S. rights to commercialize Natesto® (testosterone) nasal gel from Acerus Pharmaceuticals Corporation, or Acerus. The Company acquired the rights effective upon the expiration of the former licensee’s rights, which occurred on June 30, 2016. The term of the license runs for the greater of eight years or until the expiry of the latest to expire patent, including claims covering Natesto or until the entry on the market of at least one AB-rated generic product.

In addition to the previously disclosed upfront payments made to Acerus, the Company agreed to make one-time, non-refundable milestone payments to Acerus within 45 days of the occurrence of certain agreed upon milestones. The maximum aggregate amount payable under such milestone payments is $37.5 million.

The fair value of the net identifiable Natesto asset acquired was determined to be $10.5 million, which is being amortized over eight years. The aggregate amortization expense for each of the three-month periods ended September 30, 2019 and 2018 was $0.3 million.

The contingent consideration was initially valued at $3.2 million using a Monte Carlo simulation, as of June 30, 2016. As of June 30, 2019, the contingent consideration was revalued at $5.1 million using the same Monte Carlo simulation methodology, and based on current interest rates, expected sales potential, and Aytu stock trading variables. The Company reevaluates the contingent consideration on a quarterly basis for changes in the fair value recognized after the acquisition date, such as measurement period adjustments. The contingent consideration accretion expense for each of the three-month periods ended September 30, 2019 and 2018 was $79,000, and $15,000, respectively.

License Agreement — ZolpiMist

In June 2018, the Company signed an exclusive license agreement for ZolpiMist™ (zolpidem tartrate oral spray) from Magna Pharmaceuticals, Inc., (“Magna”). This agreement allows for the Company ’s exclusive commercialization of ZolpiMist in the U.S. and Canada.

The Company made an upfront payment of $0.4 million to Magna upon execution of the agreement. In July 2018, the Company paid an additional $0.3 million, of which, $0.3 million was included in current contingent consideration at June 30, 2018.

The ZolpiMist license agreement was valued at $3.2 million and will be amortized over the life of the license agreement up to seven years. The amortization expense for each of the three months ended September 30, 2019 and 2018 was $0.1 million.

The Company also agreed to make certain royalty payments to Magna which will be calculated as a percentage of ZolpiMist net sales and are payable within 45 days of the end of the quarter during which the applicable net sales occur.

The contingent consideration related to these royalty payments was valued at $2.6 million using a Monte Carlo simulation, as of June 11, 2018. As of June 30, 2019, the contingent consideration was revalued at $2.3 million using the same Monte Carlo simulation methodology, and based on current interest rates, expected sales potential, and The Company’s stock trading variables. The Company reevaluates the contingent consideration on a quarterly

Annex J-9

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

3. Product Licenses (cont.)

basis for changes in the fair value recognized after the acquisition date, such as measurement period adjustments. The contingent consideration accretion expense for the three months ended September 30, 2019 and 2018 was $0.1 million and $0.1 million, respectively.

License, Development, Manufacturing and Supply Agreement — Tuzistra XR

On November 2, 2018, the Company entered into a License, Development, Manufacturing and Supply Agreement (the “Tris License Agreement”) with TRIS Pharma, Inc. (“TRIS”). Pursuant to the Tris License Agreement, TRIS granted the Company an exclusive license in the United States to commercialize Tuzistra XR. In addition, TRIS granted the Company an exclusive license in the United States to commercialize a complementary antitussive referred to as “CCP-08” (together with Tuzistra XR, the “Products”) for which marketing approval has been sought by TRIS under a New Drug Application filed with the Food and Drug Administration (“FDA”). As consideration for the Products license, the Company: (i) made an upfront cash payment to TRIS; (ii) issued shares of Series D Convertible preferred stock to TRIS; and (iii) will pay certain royalties to TRIS throughout the license term in accordance with the Tris License Agreement.

The Tris License Agreement was valued at $9.9 million and will be amortized over the life of the Tris License Agreement up to twenty years. The amortization expense for each of the three-month periods ended September 30, 2019 and 2018 was $123,000 and $0, respectively.

The Company also agreed to make certain quarterly royalty payments to TRIS which will be calculated as a percentage of our Tuzistra XR net sales, payable within 45 days of the end of the applicable quarter.

As of November 2, 2018, the contingent consideration, related to this asset, was valued at $8.8 million using a Monte Carlo simulation. As of June 30, 2019, the contingent consideration was revalued at $16.0 million using the same Monte Carlo simulation methodology, and based on current interest rates, expected sales potential, and the Company’s stock trading variables. The Company reevaluates the contingent consideration on a quarterly basis for changes in the fair value recognized after the acquisition date, such as measurement period adjustments. The contingent consideration accretion expense for the three months ended March 31, 2019 and 2018 was $96,000, and $0, respectively.

4. Inventories

Inventories consist of raw materials, work in process and finished goods and are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company periodically reviews the composition of its inventories to identify obsolete, slow-moving or otherwise unsaleable items. If unsaleable items are observed and there are no alternate uses for the inventory, The Company will record a write-down to net realizable value in the period that the impairment is first recognized. There was no inventory write-down during the three months ended September 30, 2019 or September 30, 2018, respectively.

Inventory balances consist of the following:

	As of September 30, 2019	As of June 30, 2019
Raw materials	$154,000	$117,000
Finished goods	1,227,000	1,323,000
	$1,381,000	$1,440,000

Annex J-10

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

5. Fixed Assets

Fixed assets are recorded at cost and, once placed in service, are depreciated on a straight-line basis over the estimated useful lives. Leasehold improvements are amortized over the shorter of the estimated economic life or related lease term. Fixed assets consist of the following:

	Estimated Useful Lives in years	As of September 30, 2019	As of June 30, 2019
Manufacturing equipment	2 – 5	$83,000	$83,000
Leasehold improvements	3	112,000	112,000
Office equipment, furniture and other	2 – 5	265,000	315,000
Lab equipment	3 – 5	90,000	90,000
Less accumulated depreciation and amortization		(412,000)	(396,000)

Fixed assets, net		$138,000	$204,000

The depreciation and amortization expense was $16 thousand and $28 thousand for the three-months ended September 30, 2019 and 2018, respectively.

6. Leases, Right-to-Use Assets and Related Liabilities

In September 2015, the Company entered into a 37-month operating lease in Englewood, Colorado. This lease had an initial base rent of $9,000 a month with a total base rent over the term of the lease of approximately $318,000. In October 2017, the Company signed an amendment to the 37-month operating lease in Englewood, Colorado, extending the lease for an additional 24 months beginning October 1, 2018. The base rent remained $9,000 per month. In April 2019, the Company extended the lease for an additional 36 months beginning October1, 2020.

In June 2018, the Company entered into a 12-month operating lease, beginning on August 1, 2018, for office space in Raleigh, North Carolina. This lease has base rent of $1,100 a month, with total rent over the term of the lease of approximately $13,200.

As discussed within Note 1, the Company adopted the FASB issued ASU 2016-02, “Leases (Topic 842)” as of July 1, 2019. With the adoption of ASU 2016-02, the Company recorded an operating right-of-use asset and an operating lease liability on its balance sheet associated with its lease of its corporate headquarters. The right-of-use asset represents the Company’s right to use the underlying asset for the lease term and the lease obligation represents the Company’s commitment to make the lease payments arising from the lease. Right-of-use lease assets and obligations are recognized at the later of the commencement date or July 1, 2019; the date of adoption of Topic 842; based on the present value of remaining lease payments over the lease term. As the Company’s lease does not provide an implicit rate, the Company used an estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. Rent expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. The lease liability is classified as current or long-term on the balance sheet.

	Total	2020	2021	2022	2023	2024	Thereafter
Remaining Office leases	$463,000	$81,000	$113,000	$118,000	$121,000	$30,000	$—
Less: Discount Adjustment	(69,000)
Total lease liability	394,000

Lease liability – current portion	79,000
Long-term lease liability	$315,000

Annex J-11

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

6. Leases, Right-to-Use Assets and Related Liabilities (cont.)

Prior to the adoption of ASU 2016-02, the Company recognized deferred rent when the straight-line rent expense exceeded the actual lease payments and reduced deferred rent when the actual lease payments exceeded the straight-line rent expense. Deferred rent was also classified between current and long-term on the balance sheet.

Rent expense for the respective periods totaled $32 thousand for the three months ended September 30, 2019 and 2018, respectively

7. Patents

The cost of the oxidation-reduction potential (“ORP”) technology related patents for the MiOXSYS Systems was $380,000 when they were acquired and are being amortized over the remaining U.S. patent life of approximately 15 years as of the date, which expires in March 2028. Patents consist of the following:

	As of September 30, 2019	As of June 30, 2019
Patents	$380,000	$380,000
Less accumulated amortization	(166,000)	(159,000)
Patents, net	$214,000	$221,000

The amortization expense was $7 thousand for the three-months ended September 30, 2019 and 2018, respectively.

8. Accrued liabilities

Accrued liabilities consist of the following:

	As of September 30, 2019	As of June 30, 2019
Accrued accounting fee	$42,000	$85,000
Accrued program liabilities	843,000	736,000
Accrued product-related fees	133,000	295,000
Customer overpayment	79,000	—
Other accrued liabilities*	54,000	32,000
Total accrued liabilities	$1,151,000	$1,148,000

____________

*        Other accrued liabilities consist of franchise tax, samples and consultants, none of which individually represent greater than five percent of total current liabilities.

9. Fair Value Considerations

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, warrant derivative liability, and contingent consideration. The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short maturities. The fair value of the warrant derivative liability was valued using the lattice valuation methodology. The fair value of acquisition-related contingent consideration is based on a Monte-Carlo methodology using estimated discounted future cash flows and periodic assessments of the probability of occurrence of potential future events. The valuation policies are determined by management, and the Company’s Board of Directors is informed of any policy change.

Annex J-12

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

9. Fair Value Considerations (cont.)

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on reliability of the inputs as follows:

Level 1:      Inputs that reflect unadjusted quoted prices in active markets that are accessible to Aytu for identical assets or liabilities;

Level 2:      Inputs that include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3:      Unobservable inputs that are supported by little or no market activity.

The Company’s assets and liabilities which are measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s policy is to recognize transfers in and/or out of fair value hierarchy as of the date in which the event or change in circumstances caused the transfer. Aytu has consistently applied the valuation techniques discussed below in all periods presented.

The following table presents the Company’s financial liabilities that were accounted for at fair value on a recurring basis as of September 30, 2019 and June 30, 2019, by level within the fair value hierarchy.

		Fair Value Measurements at September 30, 2019
	Fair Value at September 30, 2019	Quoted Priced in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring:
Warrant derivative liability	$11,000	—	—	$11,000
Contingent consideration	23,509,000	—	—	23,509,000
	$23,520,000	—	—	$23,520,000
		Fair Value Measurements at June 30, 2019
	Fair Value at June 30, 2019	Quoted Priced in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring:
Warrant derivative liability	$13,000	—	—	$13,000
Contingent consideration	23,326,000	—	—	23,326,000
	$23,339,000	—	—	$23,339,000
Annex J-13

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

9. Fair Value Considerations (cont.)

The warrant derivative liability was valued using the lattice valuation methodology because that model embodies the relevant assumptions that address the features underlying these instruments. The warrants related to the warrant derivative liability are not actively traded and are, therefore, classified as Level 3 liabilities. Significant assumptions in valuing the warrant derivative liability, based on estimates of the value of the Company’s common stock and various factors regarding the warrants, were as follows as of issuance and as of September 30, 2019:

	As of September 30, 2019	As of June 30, 2019	At Issuance
Warrant Derivative Liability
Volatility	163.2%	163.2%	188.0%
Equivalent term (years)	2.88	3.13	5.00
Risk-free interest rate	1.71%	1.71%	1.83%
Dividend yield	0.00%	0.00%	0.00%

The following table sets forth a reconciliation of changes in the fair value of the derivative financial liabilities classified as Level 3 in the fair value hierarchy:

Liability Classified Warrants
Balance as of June 30, 2019	$13,000
Change in fair value included in earnings	(2,000)
Balance as of September 30, 2019	$11,000

The Company classifies its contingent consideration liability in connection with the acquisition of Natesto, Tuzistra XR and ZolpiMist within Level 3 as factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity. The Company estimates the fair value of our contingent consideration liability based on projected payment dates, discount rates, probabilities of payment, and projected revenues. Projected contingent payment amounts are discounted back to the current period using a discounted cash flow methodology.

The following table sets forth a summary of changes in the contingent consideration for the period ended September 30, 2019:

Contingent Consideration
Balance as of June 30, 2019	$23,326,000
Increase due to accretion	229,000
Decrease due to contractual payment	(46,000)
Balance as of September 30, 2019	$23,509,000

10. Note Receivable

On September 12, 2019, the Company announced it had entered into a definitive merger agreement with Innovus (see Note 1) to acquire Innovus which specializes in commercializing, licensing and developing safe and effective over-the-counter consumer health products. As part of the negotiations with Innovus, the Company agreed to provide short-term, loan in the form of a $1.0 promissory note on August 8, 2019 (the “Innovus Note”). The Innovus Note will be used to offset a portion of the purchase price upon closing of the Innovus Merger Agreement (see Note 1) or, in the event the Merger Agreement does not close, is due on February 29, 2020, accruing interest at 10.0% per annum to be paid upon principal paydown. In the event of default, the interest rate increases to 15.0% per annum. In addition, on October 11, 2019, the Company amended the original promissory note, providing an additional approximately $0.4 million of bridge financing under the same terms and conditions as the Innovus Note.

Annex J-14

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

11. Commitments and Contingencies

Commitments and contingencies are described below and summarized by the following as of September 30, 2019:

	Total	2020	2021	2022	2023	2024	Thereafter
Prescription database	$1,469,000	$423,000	$534,000	$512,000	$—	$—	$—
Product milestone payments	5,500,000	—	—	—	5,500,000	—	—
	$6,969,000	$423,000	$534,000	$512,000	$5,500,000	$—	$—

Prescription Database

In May 2016, the Company entered into an agreement with a vendor that will provide it with prescription database information. The Company agreed to pay approximately $1.6 million over three years for access to the database of prescriptions written for Natesto. The payments have been broken down into quarterly payments.

Milestone Payments

In connection with the Company’s intangible assets, Aytu has certain milestone payments, totaling $5.5 million, payable at a future date, are not directly tied to future sales, but upon other events certain to happen. These obligations are included in the valuation of the Company’s contingent consideration (see Note 9).

12. Capital Structure

At September 30, 2019 and June 30, 2018, Aytu had 17,981,904 and 17,538,071 common shares outstanding, respectively, and 3,151,148 and 3,594,981 preferred shares outstanding, respectively. The Company has 100 million shares of common stock authorized with a par value of $0.0001 per share and 50 million shares of preferred stock authorized with a par value of $0.0001 per share.

The Company has 50 million shares of non-voting, non-cumulative preferred stock authorized with a par value of $0.0001 per share, of which, 400,000 are designated as Series D Convertible preferred stock, and 2,751,148 are designated as Series E Convertible preferred stock as of September 30, 2019. Liquidation rights for all series of preferred stock are on an as-converted basis.

Included in the common stock outstanding are 2,342,604 shares of restricted stock issued to executives, directors, employees and consultants.

During the quarter ended September 30, 2019, investors holding shares of Series C preferred stock exercised their right to convert 443,833 shares of Series C preferred stock into 443,833 shares of common stock. As of September 30, 2019, there are no remaining Series C preferred stock outstanding.

In October 2019, Armistice Capital converted 2,751,148 shares of Series E Preferred Stock into 2,751,148 shares of common stock.

13. Equity Incentive Plan

Share-based Compensation Plans

On June 1, 2015, Aytu’s stockholders approved the Aytu BioScience 2015 Stock Option and Incentive Plan (the “2015 Plan”), which, as amended in July 2017, provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3.0 million shares of common stock. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by Aytu prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan. As of September 30, 2019, we have 657,380 shares that are available for grant under the 2015 Plan.

Annex J-15

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

13. Equity Incentive Plan (cont.)

Stock Options

Employee Stock Options:    There were no grants of stock options to employees during the quarters ended September 30, 2019 and 2018, respectively, therefore, no assumptions are used for fiscal 2019.

Stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding June 30, 2019	1,607	$325.73	6.13
Expired	(51)	328.00	—
Outstanding September 30, 2019	1,556	325.66	6.08
Exercisable at September 30, 2019	1,544	$325.64	6.08

As of September 30, 2019, there was $2,000 of total unrecognized option-based compensation expense related to non-vested stock options. The Company expects to recognize this expense over a weighted-average period of 0.12 years.

Restricted Stock

Restricted stock activity is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life in Years
Unvested at June 30, 2019	2,346,214	$1.83	9.1
Granted	—	—	—
Vested	—	—	—
Forfeited	(5,150)	$2.44	—
Unvested at September 30, 2019	2,341,064	$1.83	8.8

During the quarter ended September 30, 2019, 5,150 shares of restricted stock were exchanged with common stock, and the Company recognized an increase in aggregate stock compensation expense of $2,600.

Under the 2015 Plan, there was $3,755,000 of total unrecognized stock-based compensation expense related to the non-vested restricted stock as of September 30, 2019. The Company expects to recognize this expense over a weighted-average period of 8.82 years.

The Company previously issued 1,540 shares of restricted stock outside the Company’s 2015 Plan, which vest in July 2026. The unrecognized expense related to these shares was $1,347,000 as of September 30, 2019 and is expected to be recognized over the weighted average period of 6.78 years.

Annex J-16

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

13. Equity Incentive Plan (cont.)

Stock-based compensation expense related to the fair value of stock options and restricted stock was included in the statements of operations as selling, general and administrative expenses as set forth in the table below:

	Three Months Ended September 30,
	2019	2018
Selling, general and administrative:
Stock options	$5,000	$66,000
Restricted stock	160,000	86,000
Total stock-based compensation expense	$165,000	$152,000

14. Warrants

The Company has issued equity-based warrants and liability warrants in conjunction with equity raises.

There were no warrants issued during the three-months ended September 30, 2019 and the three-months ended September 30, 2018.

A summary of equity-based warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding June 30, 2019	16,218,908	$3.15	4.36
Warrants expired	—	—	—
Warrants exercised	—	—	—
Outstanding September 30, 2019	16,218,908	$3.15	4.11

A summary of liability warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding June 30, 2019	240,755	$72.00	3.16
Warrants expired	—	—	—
Warrants exercised	—	—	—
Outstanding September 30, 2019	240,755	$72.00	2.90

15. Net Loss Per Common Share.

Basic income (loss) per common share is calculated by dividing the net income (loss) available to the common shareholders by the weighted average number of common shares outstanding during that period. Diluted net loss per share reflects the potential of securities that could share in the net loss of Aytu. Basic and diluted loss per share was the same in 2019 and 2018, they were not included in the calculation of the diluted net loss per share because they would have been anti-dilutive.

Annex J-17

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(unaudited)

15. Net Loss Per Common Share. (cont.)

The following table sets-forth securities that could be potentially dilutive, but as of the quarters ended September 30, 2019 and 2018 are anti-dilutive, and therefore excluded from the calculation of diluted earnings per share.

		Three Months Ended September 30
		2019	2018
Warrants to purchase common stock – liability classified	(Note 14)	240,755	240,755
Warrant to purchase common stock – equity classified	(Note 14)	16,218,908	1,641,906
Employee stock options	(Note 13)	1,556	1,787
Employee unvested restricted stock	(Note 13)	2,342,604	37,890
Convertible preferred stock	(Note 12)	3,151,148	—
		21,954,971	1,922,338

16. Subsequent Events

See Footnotes 1, 10 and 12 for information relating to events occurring subsequent to September 30, 2019.

Annex J-18

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This discussion should be read in conjunction with Aytu BioScience, Inc.’s Annual Report on Form 10-K for the year ended June 30, 2019, filed on September 26, 2019. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see the risk factors included in Aytu’s Form 10-K filed with the Securities and Exchange Commission on September 26, 2019.

Overview, Liquidity and Capital Resources

We are a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, and male infertility and plans to expand opportunistically into other therapeutic areas as we continue to execute on our growth plans.

Our operations have historically consumed cash and are expected to continue to require cash, but at a declining rate. We have incurred accumulated net losses since inception, and at September 30, 2019, we had an accumulated deficit of $111.3 million. Revenues for the three-months ended September 30, 2019 increased slightly compared to the three-months ended September 30, 2018, and revenues increased 100% and 14% for each of the years ended June 30, 2019 and 2018, respectively, and is expected to continue to increase long-term, allowing us to rely less on our existing cash and cash equivalents, and proceeds from financing transactions. Despite increased revenue, cash used in operations during the three-months ended September 30, 2019 was $3.0 million compared to $2.7 million for the three-months ended September 30, 2018, due to our focus on market development activities.

On October 11, 2019, we entered into Securities Purchase Agreements (the “Purchase Agreement”) with two institutional accredited investors (the “Investors”) providing for the issuance and sale by the Company (the “Offering”) of $10.0 million of, (i) shares of the our Series F Convertible Preferred Stock (the “Preferred Stock”) which are convertible into shares of common stock (the “Conversion Shares”) and (ii) warrants (the “Warrants”) which are exercisable for shares of common stock (the “Warrant Shares”). The Warrants have an exercise price equal to $1.25 and contain cashless exercise provisions. Each Warrant will be exercisable after we obtain stockholder approval as required by applicable Nasdaq rules (“Shareholder Approval”) and will expire five years from the time a registration statement covering the Conversion Shares and Warrant Shares is declared effective by the Securities and Exchange Commission. The closing of the sale of these securities occurred on October 16, 2019.

The net proceeds we received from the Offering were approximately $9.3 million. The net proceeds we receive from the Offering will be used for general corporate purposes, including working capital.

As of the date of this Report, we expect our commercial costs for current operation to remain approximately flat or to increase modestly as we continue to focus on revenue growth. Our current asset position of $31.0 million plus the proceeds expected from ongoing product sales will be used to fund operations. We will access the capital markets to fund operations if and when needed, and to the extent it becomes probable that existing cash and cash equivalents, and other current assets may become exhausted. The timing and amount of capital that may be raised is dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms that we consider to be favorable to us and our stockholders, or at all. However, we have been successful in accessing the capital markets in the past and is confident in our ability to access the capital markets again, if needed. Since we do not have sufficient cash and cash equivalents on-hand as of September 30, 2019 to cover potential net cash outflows for the twelve months following the filing date of this Quarterly Report, ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) requires us to report that there exists an indication of substantial doubt about our ability to continue as a going concern.

If we are unable to raise adequate capital in the future when it is required, we can adjust our operating plans to reduce the magnitude of the capital need under its existing operating plan. Some of the adjustments that could be made include delays of and reductions to the Company’s commercial programs, reductions in headcount, narrowing the scope of our commercial efforts, or reductions to our research and development programs. Without sufficient operating capital, we could be required to relinquish rights to products or renegotiate to retain such rights on

Annex J-19

less favorable terms than it would otherwise choose. This may lead to impairment or other charges, which could materially affect our balance sheet and operating results.

Nasdaq Listing Compliance.    Our common stock is listed on The Nasdaq Capital Market. In order to maintain compliance with Nasdaq listing standards, we must, amongst other requirements, maintain a stockholders’ equity balance of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b). In that regard, on September 30, 2019, the our stockholders’ equity totaled approximately $2.3 million, thereby potentially resulting in a stockholders’ equity deficiency upon the filing of this Form 10-Q. However, subsequent to September 30, 2019, we completed (i) the Offering with the Investors, raising approximately $9.2 million in equity financing (see Note 1), and (ii) the “Asset Purchase Agreement” in which we issued approximately 9.8 million shares of Series G Convertible Preferred Stock worth an initial estimate of approximately $5.6 million, resulting in an increase in stockholders’ equity of approximately $14.8 million in the aggregate. Accordingly, as of the filing of this Form 10-Q for the three months ended September 30, 2019, our stockholders’ equity balance exceeds the minimum $2.5 million threshold and, therefore, we believe we are currently in compliance with all applicable Nasdaq Listing Requirements.

Strategic Growth Initiatives

Pursuant to our strategy of identifying and acquiring complimentary assets, we have entered into two transactions that will substantially increase the revenue generating capacity of the Company and provide opportunities to reduce the combined operating costs of Aytu. The dual impact of the transactions on revenue and operating expenses is expected to position the Company to achieve positive cash flow earlier than previously expected.

During the three months ended September 30, 2019 and during the subsequent period thereafter, we entered into both (i) a definitive merger agreement (the “Merger Agreement”) between the Company and Innovus Pharmaceuticals, Inc. (“Innovus”) on September 12, 2019, and (ii) an asset purchase agreement (the “Asset Purchase Agreement”) between the Company and Cerecor, Inc. (“Cerecor”) to purchase and acquire certain of Cerecor’s pediatric and primary care product lines (the “Commercial Portfolio”) on October 10, 2019.

The Merger Agreement between Aytu and Innovus will cause, upon closing of the merger, for the Aytu retire all of the outstanding common stock of Innovus for an aggregate of up to $8 million in shares of the our common stock, less certain deductions (includes approximately $1.4 million in cash borrowed by Innovus from Aytu during this time period (see Note 10)). This initial consideration to Innovus common shareholders is estimated to consist of primarily 4.2 million shares of the our stock, and up to 1.5 million shares of the our stock to satisfy certain warrant holders’ obligation. Additional consideration for up to $16 million in milestone payments in the form of contingent value rights (CVRs) may be paid to Innovus shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved. Innovus specializes in commercializing, licensing and developing safe and effective over-the-counter consumer health products. We do not anticipate that this transaction will formally close until the quarter ended March 31, 2020 and is subject to approval by the shareholders of both Aytu and Innovus.

The Asset Purchase Agreement between Aytu and Cerecor caused upon the November 1, 2019 closing, Aytu to pay $4.5 million in cash, issuance of $9.8 million shares of convertible preferred stock and assumed certain of Seller’s financial and royalty obligations and not more than $3.5 million of Medicaid rebates and products returns. The Commercial Portfolio consists of five pharmaceutical prescription products competing in markets exceeding $8 billion in annual sales in the United States. In addition, the Company will be assuming the majority of the Cerecor’s commercial sales, commercial contracts and customer relationship workforce.

In addition, we assumed obligations due to an investor including fixed and variable payments. We assumed fixed monthly payments equal to $0.1 million from November 2019 through January 2021 plus $15 million due in January 2021. Monthly variable payments due to the same investor are equal to 15% of net revenue generated from a subset of the Product Portfolio, subject to an aggregate monthly minimum of $0.1 million, except for January 2020, when a one-time payment of $0.2 million is due. The variable payment obligation terminates at the earlier of (i) payment of $9.5 million or (ii) February 2026.

Further, certain of the products in the Product Portfolio require royalty payments ranging from 15% to 23.5% of net revenue. One of the products in the Product Portfolio requires us to generate minimum annual sales sufficient to represent annual royalties of $1.8 million.

Annex J-20

ACCOUNTING POLICIES

Significant Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to recoverability and useful lives of long-lived assets, stock compensation, valuation of derivative instruments, allowances, contingencies and going concern. Management bases its estimates and judgments on historical experience and on various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The methods, estimates, and judgments used by us in applying these critical accounting policies have a significant impact on the results we report in our consolidated financial statements. Our significant accounting policies and estimates are included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2019, filed with the SEC on September 26, 2019.

Information regarding our accounting policies and estimates can be found in the Notes to the consolidated Financial Statements.

Newly Issued Accounting Pronouncements

Information regarding the recently issued accounting standards (adopted and pending adoption as of September 30, 2019) are presented in Note 1 to the consolidated financial statements.

RESULTS OF OPERATIONS

Results of Operations — Three months ended September 30, 2019 compared to September 30, 2018

	Three Months Ended September 30,
	2019	2018	Change
Revenues
Product revenue, net	$1,439,826	$1,431,809	$8,017
Total product revenue	1,439,826	1,431,809	8,017

Operating expenses
Cost of sales	375,720	410,959	(35,239)
Research and development	78,020	155,878	(77,858)
Selling, general and administrative	5,146,443	3,576,580	1,569,863
Selling, general and administrative – related party	–	253,709	(253,709)
Amortization of intangible assets	575,117	451,957	123,160
Total operating expenses	6,175,300	4,849,083	1,326,217

Loss from operations	(4,735,474)	(3,417,274)	(1,318,200)

Other (expense) income
Other (expense), net	(195,386)	(76,561)	(118,825)
Gain from warrant derivative liability	1,830	47,352	(45,522)
Total other (expense) income	(193,556)	(29,209)	(164,347)

Net loss	$(4,929,030)	$(3,446,483)	$(1,482,547)

Annex J-21

Annex J-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Aytu Bioscience, Inc.
Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Aytu BioScience, Inc (the “Company”) as of June 30, 2019, the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective adoption method on July 1, 2018.

/s/ Plante & Moran, PLLC

We have served as the Company’s auditor since 2015.

Denver, CO

September 26, 2019

Annex J-23

Report of Independent Public Accounting Firm

To the Stockholders and Board of Directors

Aytu BioSciences, Inc

Englewood, Colorado

OPINIONS ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheet of Aytu BioScience, Inc. (the “Company”) as of June 30, 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows, for the year ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BASIS FOR OPINION

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

/s/ EKS&H LLLP

September 6, 2018

Denver, Colorado

Annex J-24

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	June 30,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$11,044,227	$7,012,527
Restricted cash	250,000	100,000
Accounts receivable, net	1,740,787	578,782
Inventory, net	1,440,069	1,338,973
Prepaid expenses and other	957,781	440,009
Total current assets	15,432,864	9,470,291

Fixed assets, net	203,733	218,684
Licensed assets, net	18,861,983	11,120,086
Patents, net	220,611	245,944
Deposits	2,200	5,088
Total long-term assets	19,288,527	11,589,802

Total assets	$34,721,391	$21,060,093

Liabilities
Current liabilities
Accounts payable and other	$2,297,270	$2,119,672
Accrued liabilities	1,147,740	185,882
Accrued compensation	849,498	540,674
Current deferred rent	—	1,450
Current contingent consideration	1,078,068	547,100
Total current liabilities	5,372,576	3,394,778

Long-term contingent consideration	22,247,796	4,146,829
Warrant derivative liability	13,201	93,981
Total liabilities	27,633,573	7,635,588

Commitments and contingencies (Note 16)

Stockholders’ equity
Preferred Stock, par value $.0001; 50,000,000 shares authorized; shares issued and outstanding 3,594,981 and 0, respectively as of June 30, 2019 and 2018	359	—
Common Stock, par value $.0001; 100,000,000 shares authorized; shares issued and outstanding 17,538,071 and 1,794,762, respectively as of June 30, 2019 and 2018	1,754	179
Additional paid-in capital	113,475,205	92,681,918
Accumulated deficit	(106,389,500)	(79,257,592)
Total stockholders’ equity	7,087,818	13,424,505

Total liabilities and stockholders’ equity	$34,721,391	$21,060,093

See the accompanying Notes to the Consolidated Financial Statements.

Annex J-25

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Year Ended June 30,
	2019	2018
Revenues
Product revenue, net	$7,314,581	$3,660,120
License revenue, net	5,776	—
Total product revenue	7,320,357	3,660,120

Operating expenses
Cost of sales	2,202,041	2,050,544
Research and development	589,072	167,595
Selling, general and administrative	18,887,783	17,732,490
Selling, general and administrative – related party (Note 14)	351,843	—
Impairment of intangible assets	—	1,856,020
Amortization of intangible assets	2,136,255	1,553,705
Total operating expenses	24,166,994	23,360,354

Loss from operations	(16,846,637)	(19,700,234)

Other (expense) income
Other (expense), net	(535,500)	(749,423)
(Loss) / gain from change in fair value of contingent consideration	(9,830,550)	6,277,873
Gain from warrant derivative liability	80,779	3,983,921
Total other (expense) income	(10,285,271)	9,512,371

Net loss	$(27,131,908)	$(10,187,863)

Weighted average number of common shares outstanding	7,794,489	665,605

Basic and diluted net loss per common share	$(3.48)	$(15.31)

See the accompanying Notes to the Consolidated Financial Statements.

Annex J-26

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders’ Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

BALANCE – June 30, 2017	—	$—	41,244	$4	$73,069,541	$(69,069,729)	$3,999,816
Stock-based compensation	—	—	38,350	4	596,930	—	596,934
Earn-out payment to Nuelle shareholders	—	—	3,208	—	250,000	—	250,000
Issuance of preferred and common stock, net of $1,402,831 in cash issuance costs	113	1	159,834	16	6,319,150	—	6,319,167
Issuance of preferred and common stock, net of $1,294,235 in cash issuance costs	161	1	1,076,000	108	9,166,316	—	9,166,425
Warrants issued in connection with registered offering	—	—	—	—	2,439,360	—	2,439,360
Preferred stock converted in common stock	(274)	(2)	394,839	39	(37)	—	—
S-3 registered offering cost	—	—	—	—	(60,450)	—	(60,450)
Warrant exercises	—	—	80,750	8	677,092	—	677,100
Issuance of warrants	—	—	—	—	179,287	—	179,287
Warrant amendments	—	—	—	—	4,633	—	4,633
Warrant exercise of derivative warrants	—	—	—	—	40,096	—	40,096
Adjustment for rounding of shares due to stock split	—	—	537	—	—	—	—
Net loss	—	—	—	—	—	(10,187,863)	(10,187,863)

BALANCE – June 30, 2018	—	$—	1,794,762	$179	$92,681,918	$(79,257,592)	$13,424,505
Stock-based compensation	—	$—	2,681,422	$270	$1,021,931	$—	$1,022,201
Common stock issued to employee	—	—	9,000	1	11,689	—	11,690
Issuance of preferred, common stock and warrants, net of $1,479,963 in cash issuance costs	8,342,993	834	1,777,007	178	11,810,373	—	11,811,385
Warrants issued in connection with the registered offering	—	—	—	—	1,827,628	—	1,827,628
Warrants issued in connection with the registered offering to the placement agents, non-cash issuance costs	—	—	—	—	61,024	—	61,024
Preferred stock converted into common stock	(7,899,160)	(790)	7,899,160	789	1	—	—
Issuance of preferred stock	400,000	40	—	—	519,560	—	519,600
Issuance of preferred, common stock related to debt conversion	2,751,148	275	3,120,064	312	4,666,897	—	4,667,484
Warrants issued in connection with debt conversion	—	—	—	—	499,183	—	499,183
Warrants exercised	—	—	250,007	25	375,001	—	375,026
Rounding from reverse stock split	—	—	6,649	—	—	—	—
Net loss	—	—	—	—	—	(27,131,908)	(27,131,908)
BALANCE – June 30, 2019	3,594,981	$359	17,538,071	$1,754	$113,475,205	$(106,389,500)	$7,087,818

See the accompanying Notes to the Consolidated Financial Statements.

Annex J-27

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Year Ended June 30,
	2019	2018
Operating Activities
Net loss	$(27,131,908)	$(10,187,863)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation, amortization and accretion	2,727,067	2,591,270
Impairment of intangible assets	—	1,856,020
Stock-based compensation expense	1,022,202	596,934
Loss / (gain) from change in fair value of contingent consideration	9,830,550	(6,277,873)
Warrants issuance and amendments	—	183,920
Issuance of common stock to employee	11,690	—
Derivative income	(80,779)	(3,983,921)
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(1,162,005)	(50,743)
(Increase) decrease in inventory	(101,096)	(26,752)
(Increase) in prepaid expenses and other	(517,772)	(129,249)
Increase / (decrease) in accounts payable and other	134,775	(109,707)
Increase / (decrease) in accrued liabilities	961,858	(596,654)
Increase in accrued compensation	308,824	200,970
Increase in interest payable – related party	166,667	—
(Decrease) in deferred rent	(1,450)	(6,674)
Net cash used in operating activities	(13,831,377)	(15,940,322)

Investing Activities
Deposit	2,888	(2,200)
Purchases of fixed assets	(59,848)	(74,707)
Contingent consideration payment	(505,025)	(7,385)
Purchase of assetsÏ	(500,000)	(400,000)
Net cash used in investing activities	(1,061,985)	(484,292)

Financing Activities
Issuance of preferred, common stock and warrants	15,180,000	11,839,995
Issuance costs related to preferred, common stock and warrants	(1,479,964)	(1,402,831)
Issuance of preferred, common stock and warrants	—	12,900,020
Issuance costs related to preferred, common stock and warrants	—	(1,294,235)
Warrant exercises	375,026	677,100
S-3 registered offering cost	—	(60,450)
Proceeds of debt – related party	5,000,000	—
Net cash provided by financing activities	19,075,062	22,659,599

Net change in cash, restricted cash and cash equivalents	4,181,700	6,234,985
Cash,restricted cash and cash equivalents at beginning of period	7,112,527	877,542
Cash,restricted cash and cash equivalents at end of period	$11,294,227	$7,112,527

Supplemental disclosures of cash and non-cash investing and financing transactions
Warrants issued to investors and underwriters (see Note 13)	$1,888,652	$4,117,997
Warrant exercise of derivative warrants	—	40,096
Contingent consideration included in accounts payable	42,821	8,980
Earn-out payment to Nuelle Shareholders	—	250,000
Purchase of asset included in contingent consideration	—	293,216
Contingent consideration related to product acquisition (Note 4)	8,833,219	2,553,169
Issuance of preferred stock related to purchase of assets	519,600	—
Conversion of debt to equity	5,166,667	—

There was no cash paid for interest for the years ended

See the accompanying Notes to the Consolidated Financial Statements.
Annex J-28

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

1. Nature of Business and Financial Condition

Nature of Business.    Aytu BioScience, Inc. (“Aytu”, or the “Company”, which, unless otherwise indicated, refers to Aytu, Inc. and its subsidiaries) was incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado. Aytu was re-incorporated in the state of Delaware on June 8, 2015. Aytu is a specialty pharmaceutical company focused on global commercialization of novel products addressing significant medical needs such as hypogonadism (low testosterone), cough and upper respiratory symptoms, insomnia, and male infertility and plans to expand opportunistically into other therapeutic areas.

The Company is currently focused on commercialization of four products, (i) Natesto®, a testosterone replacement therapy, or TRT, (ii) Tuzistra® XR, a codeine–based antitussive, (iii) ZolpiMistTM, a short-term insomnia treatment and (iv), MiOXSYS®, a novel in vitro diagnostic system for male infertility assessment. In the future the Company will look to acquire additional commercial-stage or near-market products, including existing products we believe can offer distinct commercial advantages. The management team’s prior experience has involved identifying both clinical-stage and commercial-stage assets that can be launched or re-launched to increase value, with a focused commercial infrastructure specializing in novel, niche products.

Financial Condition.    The Company’s operations have historically consumed cash and are expected to continue to require cash, but at a declining rate. Revenues have increased 100% and 14% for each of the years ended June 30, 2019 and 2018, respectively, and is expected to continue to increase, allowing the Company to rely less on its existing cash and cash equivalents, and proceeds from financing transactions. Despite increased revenue, cash used in operations during fiscal year 2019 was $13.8 million compared to $16.0 million in 2018, due to the Company completing the build-out of the Company’s commercial infrastructure in 2019.

As of the date of this Report, the Company expects its commercial costs to remain approximately flat or to increase modestly as the Company continues to focus on revenue growth. The Company’s current asset position of $34.8 million plus the proceeds expected from ongoing product sales will be used to fund operations. The Company will access the capital markets to fund operations if and when needed, and to the extent it becomes probable that existing cash and cash equivalents, and other current assets may become exhausted. The timing and amount of capital that may be raised is dependent on market conditions and the terms and conditions upon which investors would require to provide such capital. There is no guarantee that capital will be available on terms that the Company considers to be favorable to the Company and its stockholders, or at all. However, the Company has been successful in accessing the capital markets in the past and is confident in its ability to access the capital markets again, if needed. Since the Company does not have sufficient cash and cash equivalents on-hand as of June 30, 2019, to cover potential net cash outflows for the twelve months following the filing date of this Annual Report, ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) requires the Company to report that there exists an indication of substantial doubt about its ability to continue as a going concern.

If the Company is unable to raise adequate capital in the future when it is required, the Company can adjust its operating plans to reduce the magnitude of the capital need under its existing operating plan. Some of the adjustments that could be made include delays of and reductions to product support programs, reductions in headcount, narrowing the scope of one or more of the Company’s commercialization programs, or reductions to its research and development programs. Without sufficient operating capital, the Company could be required to relinquish rights to product candidates on less favorable terms than it would otherwise choose. This may lead to impairment or other charges, which could materially affect the Company’s balance sheet and operating results.

The Company has incurred accumulated net losses since inception, and at June 30, 2019, we had an accumulated deficit of $106.4 million. Our net loss increased to $27.1 million from $10.2 million for fiscal 2019 and 2018, respectively. The Company used $13.8 million and $16.0 million in cash from operations during fiscal 2019 and 2018.

Reverse Stock Split.    The Company’s common stock began trading on the Nasdaq Capital Market on October 20, 2017. On August 13, 2018, we effected a reverse stock split of the outstanding shares of our common stock by a ratio of one-for-twenty (the “Reverse Stock Split”). Unless otherwise indicated, all share amounts, per share data, share prices, exercise prices and conversion rates set forth herein have, where applicable, been adjusted retroactively to reflect the Reverse Stock Split.

Annex J-29

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Principals of Consolidation.    These consolidated financial statements include the accounts of Aytu and its wholly-owned subsidiary, Aytu Women’s Health. All material intercompany transactions and balances have been eliminated.

Basis of Presentation.    The audited consolidated financial statements include the operations of Aytu and its wholly-owned subsidiary, Aytu Women’s Health, LLC. All significant inter-company balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates.    The preparation of financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include valuation allowances, stock-based compensation, warrant valuation, purchase price allocation, valuation of contingent consideration, sales returns and allowances, useful lives of fixed assets, collectability of accounts receivable, and assumptions in evaluating impairment of definite and indefinite lived assets. Actual results could differ from these estimates.

Cash, Cash Equivalents and Restricted Cash.    Aytu considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash consist primarily of amounts held in certificate of deposit investments to maintain certain credit amount for Aytu’s business credit cards. Aytu’s investment policy is to preserve principal and maintain liquidity. The Company periodically monitors its positions with, and the credit quality of the financial institutions with which it invests. Periodically, throughout the year, and as of June 30, 2019, Aytu has maintained balances in excess of federally insured limits.

Accounts Receivable.    Accounts receivable are recorded at their estimated net realizable value. Aytu evaluates collectability of accounts receivable on a quarterly basis and records a reserve, accordingly. The Company did not recognize a reserve as of June 30, 2019 and 2018, respectively.

Inventories.    Inventories consist of raw materials, work in process and finished goods and are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. Aytu periodically reviews the composition of its inventories in order to identify obsolete, slow-moving or otherwise unsaleable items. If unsaleable items are observed and there are no alternate uses for the inventory, Aytu will record a write-down to net realizable value in the period that the impairment is first recognized. Inventory for our abandoned products was written down during fiscal 2018. Therefore, we currently have no reserve for slow moving inventory as of June 30, 2019 and 2018, respectively.

Fixed Assets.    Fixed assets are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter. The Company begins depreciating assets when they placed into service. Maintenance and repairs are expenses as incurred.

Fair Value of Financial Instruments.    The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate their fair value due to their short maturities. The fair value of acquisition-related contingent consideration is based on estimated discounted future cash flows and assessment of the probability of occurrence of potential future events.

Aytu accounts for liability warrants by recording the fair value of each instrument in its entirety and recording the fair value of the warrant derivative liability. The fair value of the financial instruments was calculated using a lattice valuation model. Changes in the fair value in subsequent periods was recorded as derivative income or expense for the warrants. The fair value of the warrants issued to the placement agents in connection with the registered offering were valued using the lattice valuation methodology. Changes in the fair value in subsequent periods were recorded to derivative income.

Annex J-30

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition.    The Company generates revenue from product sales and license sales. The Company recognizes revenue when all of the following criteria are satisfied: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as the Company satisfies each performance obligation.

Product sales consist of sales of the Company’s four products: (i) Natesto, (ii) Tuzistra XR, (iii) ZolpiMist, and (iv), MiOXSYS. Products are generally shipped “free-on-board” destination. Collectibility of revenue is reasonably assured based on historical evidence of collectibility between the Company and its customers, or for new customers, upon review of customer financial condition and credit history. Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from coupons, discounts, chargebacks and distributor fees, processing fees, as well as allowances for returns and government rebates. The Company constrains revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Provision balances related to estimated amounts payable to direct customers are netted against accounts receivable from such customers. Balances related to indirect customers are included in accounts payable and accrued liabilities. Where appropriate, the Company utilizes the expected value method to determine the appropriate amount for estimates of variable consideration based on factors such as the Company’s historical experience and specific known market events and trends.

License sales consist of amounts generated from the Company’s sublicense agreement to a third-party for certain of its patented products. Revenue is recognized when earned, based on sales of products under the specified sub-license agreement.

Customer Concentrations.    The following customers contributed greater than 10% of the Company’s gross revenue during the year ended June 30, 2019 and 2018, respectively. The customers, sometimes referred to as partners or customers, are large wholesale distributors that resell our products to retailers. As of June 30, 2019, four customers accounted for 87% of gross revenue. The revenue from these customers as a percentage of gross revenue was as follows:

	Year Ended June 30,
	2019	2018
Customer A	19%	32%
Customer C	26%	30%
Customer B	20%	19%
Customer D	22%	0%

The loss of one or more of the Company’s significant partners or collaborators could have a material adverse effect on its business, operating results or financial condition.

We are also subject to credit risk from our accounts receivable related to our product sales. Historically, we have not experienced significant credit losses on our accounts receivable and we do not expect to have write-offs or adjustments to accounts receivable which would have a material adverse effect on our financial position, liquidity or results of operations. As of June 30, 2019, four customers accounted for 88% of gross accounts receivable. As of June 30, 2018, four customers accounted for 93% of gross accounts receivable.

	Year Ended June 30,
	2019	2018
Customer A	9%	27%
Customer B	20%	19%
Customer C	36%	35%
Customer E	23%	0%
Other	0%	12%

Annex J-31

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Estimated Sales Returns and Allowances.    Aytu records estimated reductions in revenue for potential returns of products by customers. As a result, the Company must make estimates of potential future product returns and other allowances related to current period product revenue. In making such estimates, the Company analyzes historical returns, current economic trends and changes in customer demand and acceptance of our products. If the Company were to make different judgments or utilize different estimates, material differences in the amount of the Company’s reported revenue could result. As of June 30, 2019 and 2018, the Company accrued $99,000 and $17,000, respectively, in our estimated returns allowance. Estimates of potential returns and allowances are recorded each quarter for the difference between estimates and actual results that become available.

Costs of Goods Sold.    Costs of goods sold consists primarily of the direct costs of the Company’s products acquired from third-party manufacturers as well as certain royalties owed on certain of the Company’s products. Shipping and handling costs are also included in costs of goods sold for all periods presented.

Stock-Based Compensation.    Aytu accounts for stock-based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant over the period of service. Stock option grants are valued on the grant date using the Black-Scholes option pricing model and recognizes compensation costs ratably over the period of service using the graded method. Restricted stock grants are valued based on the estimated grant date fair value of the Company’s common stock, and recognized ratable over the requisite service period. Forfeitures are adjusted for as they occur.

Research and Development.    Research and development costs are expensed as incurred with expenses recorded in the respective period.

Patents.    Costs of establishing patents, consisting of legal and filing fees paid to third parties, are expensed as incurred. The cost of the Luoxis patents; which relates to the RedoxSYS and MiOXSYS products; were $380,000 when they were acquired in connection with the 2013 formation of Luoxis and are being amortized over the remaining U.S. patent lives of approximately 15 years, which expires in March 2028.

Impairment of Long-lived Assets.    The Company assesses impairment of its long-lived assets when events or changes in circumstances indicates that their carrying value amount may not be recoverable. The Company’s long-lived assets consist of (i) fixed assets, net, (ii) licensed assets, net, and (ii) patents, net. Circumstances which could trigger a review include, but are not limited to: (i) significant decreases in the market price of the asset; significant adverse changes in the business climate or legal or regulatory factors; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

The Company evaluated its long-lived assets for impairment as of June 30, 2019 and 2018 respectively, and there was $0 and $1.9 million of impairment recorded.

Income Taxes.    Deferred tax assets and liabilities are recognized based on the difference between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2019 and 2018, respectively, the Company had recorded a valuation allowance against its deferred tax assets of $23.3 million $16.7 million, respectively.

Net Loss Per Common Share.    Basic income (loss) per common share is calculated by dividing the net income (loss) available to the common shareholders by the weighted average number of common shares outstanding during that period. Diluted net loss per share reflects the potential of securities that could share in the net loss of Aytu. Basic and diluted loss per share was the same in 2019 and 2018, they were not included in the calculation of the diluted net loss per share because they would have been anti-dilutive.

Annex J-32

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The following table sets-forth securities that could be potentially dilutive, but as of the years ended June 30, 2019 and 2018 are anti-dilutive, and therefore excluded from the calculation of diluted earnings per share.

		Year Ended June 30,
		2019	2018
Warrants to purchase common stock – liability classified	(Note 13)	240,755	240,755
Warrant to purchase common stock – equity classified	(Note 13)	16,218,908	1,641,906
Employee stock options	(Note 12)	1,607	1,798
Employee unvested restricted stock	(Note 12)	2,347,754	38,740
Convertible preferred stock	(Note 11)	3,594,981	–
		22,404,005	1,923,199

Adoption of New Accounting Pronouncements

Revenue from Contracts with Customers (“ASU 2014-09”). In May 2014, the FASB issued ASU 2014-09, Topic 606, Revenue from Contracts with Customers (“ASC 606”). The amendments in this ASU provide a single model for use in accounting for revenue arising from contracts with customers and supersedes prior revenue recognition guidance, including industry-specific revenue guidance. The core principle of the new ASU is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. ASC 606 and Topic 340-40 Contracts with Customers, also require the deferral of incremental costs of obtaining contracts with customers and subsequent amortization of those costs of the period of anticipated benefit.

Effective July 1, 2018, the Company adopted ASC 606 through the modified retrospective method and did not result in a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. This is due to the fact that the impact of adopting the new standard is not significant as it relates to historical revenues, future revenues, or accounting for incremental costs of obtaining contracts with our customers.

We adopted the new standard through applying the following conclusions (resulting from a thorough analysis of all contract types): (1) The new guidance did not materially change our existing policy and practice for identifying contracts with customers, nor did it give rise to changes to our existing policy and practice or create new concern surrounding the collectability of our receivables from customers, (2) none of our contracts with customers contain multiple performance obligations that are not fulfilled at the same time, (3) the new guidance did not change our existing policy and practice regarding the recording of variable consideration, and (4) we did not identify any customer acquisition costs that are incremental and that are expected to be recovered at a future time.

As mentioned above, the modified retrospective method of transition did not result in a cumulative adjustment as of July 1, 2018. The Company did not utilize either the (i) significant financing component practical expedient, or the (ii) contract cost practical expedient, as these did not apply to the Company’s contracts, and there was no impact to the financial statements. Additionally, no other line items in the statement of operations or the balance sheet reflect any changes due to the adoption of the new standard. Adoption of the standards related to revenue recognition had no impact to cash from or used in operating, financing, or investing on our consolidated cash flows statement.

Recent Accounting Pronouncements

Fair Value Measurements (“ASU 2018-03”).    In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in the standard apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. ASU 2018-13 removes, modifies, and adds certain disclosure requirements in ASC 820, Fair Value Measurement. The standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

Annex J-33

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of ASU 2018-13. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that ASU 2018-13 will have on its financial statements.

Financial Instruments — Credit Losses (“ASU 2016-03”).    In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses” to require the measurement of expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements but does not anticipate there to be a material impact.

Leases (“ASU 2016-02”).    In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 — Topic 842 Leases. ASU 2016-02 requires that most leases be recognized on the financial statements, specifically the recognition of right-to-use assets and related lease liabilities, and enhanced disclosures about leasing arrangements. The objective is to provide improved transparency and comparability among organizations. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The standard requires using the modified retrospective transition method and apply ASU 2016-02 either at (i) latter of the earliest comparative period presented in the financial statements or commencement date of the lease, or (ii) the beginning of the period of adoption. The Company has elected to apply the standard at the beginning period of adoption, July 1, 2019 with a cumulative adjustment to retained earnings, if any, as opposed to retrospectively adjusting prior periods presented in the financial statements.

Future minimum lease obligations for leases accounted for as operating leases at June 30, 2019 totalled approximately $0.3 million. While the Company has not yet completed its evaluation, it anticipates that the adoption of ASU 2016-02 will require the Company to recognize approximately $0.4 - $0.5 million of right-to-use assets and related lease liabilities related to the Company’s corporate office leases. The Company has not yet completed its determination whether leases qualify as (i) operating or (ii) financing under the new standard. The Company has elected to apply the short-term scope exception for leases with terms of 12 months or less at the inception of the lease, and will continue to recognize rent expense on a straight-line basis. The impact from electing this scope exception is expected to be less than $0.1 million.

3. Revenues from Contracts with Customers

The Company sells its products principally to a limited number of wholesale distributors and pharmacies in the United States, which account for the largest portion of our total revenue. International sales are made primarily to specialty distributors, as well as hospitals, laboratories, and clinics, some of which are government owned or supported (collectively, its “Customers”). The Company’s Customers in the United States subsequently resell the products to patients and pharmacies. Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from coupons, discounts, chargebacks and distributor fees, processing fees, as well as allowances for returns and government rebates.

In accordance with ASC 606, the Company recognizes net revenues from product sales when the Customer obtains control of the Company’s product, which typically occurs upon delivery to the Customer. The Company’s payment terms are between 30 to 60 days in the United States and consistent with prevailing practice in international markets.

Annex J-34

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

3. Revenues from Contracts with Customers (cont.)

Revenues by Geographic location.    The following table reflects our product revenues by geographic location as determined by the billing address of our customers:

	Year Ended June 30,
	2019	2018
U.S.	$6,462,000	$3,213,000
International	858,000	447,000
Total net revenue	$7,320,000	$3,660,000

4. Product Licenses

The Company currently licenses three of its existing product offerings from third parties: (i) Natesto; (ii) ZolpiMist, and (ii) Tuzistra XR. Each of these license agreements are subject to terms and conditions specific to each agreement. The Company capitalized the acquisition cost of each license, which included a combination of both upfront considerations, as well as the estimated future contingent consideration estimated at the acquisition date.

License and Supply Agreement — Natesto.

In April 2016, Aytu entered into a license and supply agreement to acquire the exclusive U.S. rights to commercialize Natesto (testosterone) nasal gel from Acerus Pharmaceuticals Corporation, or Acerus. We acquired the rights effective upon the expiration of the former licensee’s rights, which occurred on June 30, 2016. The term of the license runs for the greater of eight years or until the expiry of the latest to expire patent, including claims covering Natesto or until the entry on the market of at least one AB-rated generic product.

In addition to the previously disclosed upfront payments made to Acerus, we agreed to make one-time, non-refundable milestone payments to Acerus within 45 days of the occurrence of certain agreed upon milestones. The maximum aggregate amount payable under such milestone payments is $37.5 million.

The fair value of the net identifiable Natesto asset acquired was determined to be $10.5 million, which is being amortized over eight years. The aggregate amortization expense for fiscal 2019 and fiscal 2018 was $1.3 million, respectively.

The estimated future amortization of Natesto after June 30, 2019 is as follows:

Year-Ended June 30,
2020	$1,319,000
2021	1,319,000
2022	1,319,000
2023	1,319,000
2024	1,318,000
$6,594,000

The contingent consideration was initially valued at $3.2 million using a Monte Carlo simulation, as of June 30, 2016. As of June 30, 2019, the contingent consideration was revalued at $5.1 million using the same Monte Carlo simulation methodology. The contingent consideration accretion expense for fiscal 2019 and fiscal 2018 was $0.07 million, and $0.7 million respectively. As of June 30, 2019, no milestone payments have been made.

License and Supply Agreement — ZolpiMist

In June 2018, Aytu signed an exclusive license agreement for ZolpiMist™ (zolpidem tartrate oral spray) from Magna Pharmaceuticals, Inc., (“Magna”). This agreement allows for Aytu’s exclusive commercialization of ZolpiMist in the U.S. and Canada.

Annex J-35

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

4. Product Licenses (cont.)

Aytu made an upfront payment of $0.4 million to Magna upon execution of the agreement. In July 2018, we paid an additional $0.3 million of which, $297,000 was included in current contingent consideration at June 30, 2018. We also agreed to make certain royalty payments to Magna which will be calculated as a percentage of ZolpiMist net sales and are payable within 45 days of the end of the quarter during which the applicable net sales occur.

The ZolpiMist license agreement was valued at $3.2 million and will be amortized over the life of the license agreement up to seven years. The amortization expense for fiscal 2019 and fiscal 2018 was $0.5 million and $0.04 million, respectively.

The estimated future amortization of ZolpiMist after June 30, 2019 is as follows:

Year Ended June 30,
2020	$464,000
2021	464,000
2022	464,000
2023	464,000
2024	464,000
Thereafter	424,000
$2,744,000

The contingent consideration, related to these royalty payments, was valued at $2.6 million using a Monte Carlo simulation, as of June 11, 2018. As of June 30, 2019, the contingent consideration was revalued at $2.3 million (Note 9). The contingent consideration accretion expense for fiscal 2019 and 2018 was $0.3 million and $0.02 million, respectively.

License, Development, Manufacturing and Supply Agreement — Tuzistra XR

On November 2, 2018, the Company entered into a License, Development, Manufacturing and Supply Agreement (the “Tris License Agreement”) with TRIS Pharma, Inc. (“TRIS”). Pursuant to the Tris License Agreement, TRIS granted the Company an exclusive license in the United States to commercialize Tuzistra XR. In addition, TRIS granted the Company an exclusive license in the United States to commercialize a complementary antitussive referred to as “CCP-08” (together with Tuzistra XR, the “Products”) for which marketing approval has been sought by TRIS under a New Drug Application filed with the Food and Drug Administration (“FDA”). As consideration for the Products license, the Company: (i) made an upfront cash payment to TRIS; (ii) issued shares of Series D Convertible preferred stock to TRIS; and (iii) will pay certain royalties to TRIS throughout the license term in accordance with the Tris License Agreement.

The Tris License Agreement was valued at $9.9 million and will be amortized over the life of the Tris License Agreement up to twenty years. The amortization expense for fiscal 2019 and 2018 was $0.3 million and $0, respectively. The estimated future amortization of Tuzistra after June 30, 2019 is as follows:

Year Ended June 30,
2020	$493,000
2021	493,000
2022	493,000
2023	493,000
2024	493,000
Thereafter	7,059,000
$9,524,000

Annex J-36

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

4. Product Licenses (cont.)

We also agreed to make certain quarterly royalty payments to TRIS which will be calculated as a percentage of our Tuzistra XR net sales, payable within 45 days of the end of the applicable quarter.

As of November 2, 2018, the contingent consideration, related to this asset, was valued at $8.8 million using a Monte Carlo simulation. As of June 30, 2019, the contingent consideration was revalued at $16.0 million. The contingent consideration accretion expense for fiscal 2019 and 2018 was $0.2 million, and $0, respectively (Note 9).

5. Inventories

Inventory balances consist of the following:

	June 30,
	2019	2018
Raw materials	$117,000	$239,000
Finished goods	1,323,000	1,100,000
	$1,440,000	$1,339,000

There was no work-in-process inventory as of June 30, 2019 or 2018, respectively.

6. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Lives in years
		June 30,
		2019	2018
Manufacturing equipment	2 – 5	$83,000	$213,000
Leasehold improvements	3	112,000	112,000
Office equipment, furniture and other	2 – 5	315,000	344,000
Lab equipment	3 – 5	90,000	90,000
Less accumulated depreciation and amortization		(396,000)	(540,000)

Fixed assets, net		$204,000	$219,000

During the year ended June 30, 2019, the Company derecognized the fully impaired fixed assets related to the Fiera product line, which was discontinued during the year ended June 30, 2018.

Aytu recorded depreciation and amortization expense of $0.1 million and $0.3 million for the years ended June 30, 2019 and 2018, respectively.

7. Patents

Aytu recorded the amortization expense totaling $0.03 and $0.03 million for the years ended June 30, 2019 and 2018, respectively.

Patents consist of the following:

	June 30,
	2019	2018
Patents	$380,000	$380,000
Less accumulated amortization	(159,000)	(134,000)
Patents, net	$221,000	$246,000

Annex J-37

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

7. Patents (cont.)

Future amortization from the year ended June 30, 2019 is as follows:

Fiscal Year	Year Ended June 30,
2020	$25,000
2021	25,000
2022	25,000
2023	25,000
2024	25,000
Thereafter	96,000
$221,000

8. Accrued liabilities

Accrued liabilities consist of the following:

	June 30,
	2019	2018
Accrued accounting fee	$85,000	$71,000
Accrued legal-related fees	—	26,000
Accrued program liabilities	736,000	—
Accrued product-related fees	295,000	—
Customer overpayment	—	43,000
Other accrued liabilities*	32,000	46,000
Total accrued liabilities	$1,148,000	$186,000

____________

*        Other accrued liabilities consist of employee relocation expense, samples and consultants, none of which individually represent greater than five percent of total current liabilities.

9. Fair Value Considerations

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of Aytu. Unobservable inputs are inputs that reflect Aytu’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on reliability of the inputs as follows:

Level 1:      Inputs that reflect unadjusted quoted prices in active markets that are accessible to Aytu for identical assets or liabilities;

Level 2:      Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3:      Unobservable inputs that are supported by little or no market activity.

Aytu’s assets and liabilities which are measured at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Aytu’s policy is to recognize transfers in and/or out of fair value hierarchy as of the date in which the event or change in circumstances caused the transfer. Aytu has consistently applied the valuation techniques discussed below in all periods presented.

Annex J-38

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

9. Fair Value Considerations (cont.)

The following table presents Aytu’s financial liabilities that were accounted for at fair value on a recurring basis as of June 30, 2019 and 2018, by level within the fair value hierarchy:

		Fair Value Measurements at June 30, 2019
	Fair Value at June 30, 2019	Quoted Priced in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring:
Warrant derivative liability	$13,000	$—	$—	$13,000
Contingent consideration	23,326,000	—	—	23,326,000
	$23,339,000	$—	$—	$23,339,000
		Fair Value Measurements at June 30, 2018
	Fair Value at June 30, 2018	Quoted Priced in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring:
Warrant derivative liability	$94,000	$—	$—	$94,000
Contingent consideration	4,694,000	—	—	4,694,000
	$4,788,000	$—	$—	$4,788,000

Warrant Derivative Liability.    The warrant derivative liability was valued using the lattice valuation methodology because that model embodies the relevant assumptions that address the features underlying these instruments. The warrants related to the warrant derivative liability are not actively traded and are, therefore, classified as Level 3 liabilities. Significant assumptions in valuing the warrant derivative liability, based on estimates of the value of Aytu common stock and various factors regarding the warrants, were as follows as of issuance and as of June 30, 2019:

	As of June 30, 2019	As of June 30, 2018	At Issuance
Warrant Derivative Liability
Volatility	163.2%	173.4%	188.0%
Equivalent term (years)	3.13	4.13	5.00
Risk-free interest rate	1.71%	2.69%	1.83%
Dividend yield	0.00%	0.00%	0.00%

Annex J-39

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

9. Fair Value Considerations (cont.)

The following table sets forth a reconciliation of changes in the warrant derivative liability for the period ended June 30, 2019:

Liability Classified Warrants
Balance as of June 30, 2017	$—
Warrant issuances	4,118,000
Warrant exercises	(40,000)
Change in fair value included in earnings	(3,984,000)
Balance as of June 30, 2018	$94,000
Change in fair value included in earnings	(81,000)
Balance as of June 30, 2019	$13,000

Contingent Consideration.    We classify our contingent consideration liability in connection with the acquisition of Natesto, ZolpiMist, and Tuzistra XR within Level 3 as factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity. We estimate the fair value of our contingent consideration liability based on contractual payment obligations, discount rates, probabilities of payment, and expected future performance. Contingent payment amounts are discounted back to the current period using a discounted cash flow methodology. The following table sets forth a summary of changes in the contingent consideration for the period ended June 30, 2019:

Contingent Consideration
Balance as of June 30, 2016	$3,869,000
Increase due to purchase of assets	1,927,000
Increase due to accretion	306,000
Increase due to remeasurement	2,256,000
Decrease due to impairment	(710,000)
Balance as of June 30, 2017	$7,648,000
Increase due to purchase of assets	2,846,000
Increase due to accretion	801,000
Decrease due to contractual payment	(266,000)
Decrease due to remeasurement	(6,335,000)
Balance as of June 30, 2018	$4,694,000
Increase due to purchase of assets	8,833,000
Increase due to accretion	516,000
Decrease due to contractual payment	(548,000)
Increase due to remeasurement	9,831,000
Balance as of June 30, 2019	$23,326,000

The contingent consideration was valued using the Monte-Carlo valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Contingent consideration is not actively traded and therefore classified as Level 3.

Annex J-40

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

9. Fair Value Considerations (cont.)

Significant assumptions in valuing the contingent consideration were as follows as of June 30, 2019 and as of June 30, 2018:

	As of June 30, 2019	As of June 30, 2018
Natesto
Relevered Beta	0.83	0.99
Maket risk premium	5.50%	5.50%
Risk-free interest rate	3.50%	4.00%
Discount	10.20%	10.40%
	As of June 30, 2019	As of June 30, 2018
ZolpiMist
Relevered Beta	1.16	1.07
Maket risk premium	5.50%	5.00%
Risk-free interest rate	3.50%	3.50%
Discount	10.20%	10.40%
	As of June 30, 2019	At Issuance
Tuzistra XR
Relevered Beta	1.19	1.49
Maket risk premium	5.50%	5.00%
Risk-free interest rate	3.50%	3.50%
Discount	20.20%	20.40%

10. Income Taxes

Income tax benefit resulting from applying statutory rates in jurisdictions in which Aytu is taxed (Federal and various states) differs from the income tax provision (benefit) in the Aytu financial statements. The following table reflects the reconciliation for the respective periods.

	June 30,
	2019		2018
Benefit at statutory rate	$(5,698,000)	-21.00%	$(2,807,000)	-12.47%
State income taxes, net of federal benefit	(1,077,000)	-3.97%	(585,000)	-2.60%
Stock based compensation	3,000	0.01%	22,000	0.10%
Contingent consideration	—	0.00%	(465,000)	-2.07%
Change in tax rate	12,000	0.04%	(31,000)	-0.14%
Remeasurement of deferred taxes	—	0.00%	6,648,000	29.54%
Effect of phased-in tax rate	—	0.00%	891,000	3.96%
Change in valuation allowance	6,584,000	24.27%	(2,745,000)	-12.20%
Derivative income	(16,000)	-0.06%	(1,029,000)	-4.57%
Other	192,000	0.72%	101,000	0.45%
Net income tax provision (benefit)	$—	0.00%	$—	0.00%

Annex J-41

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

10. Income Taxes (cont.)

Deferred income taxes arise from temporary differences in the recognition of certain items for income tax and financial reporting purposes. The approximate tax effects of significant temporary differences which comprise the deferred tax assets and liabilities are as follows for the respective periods:

	June 30,
	2019	2018
Deferred tax assets (liabilities):
Accrued expenses	$234,000	$136,000
Net operating loss carry forward	18,085,000	14,458,000
Intangibles	3,377,000	651,000
Share-based compensation	1,210,000	1,044,000
Fixed assets	86,000	139,000
Capital loss carry forward	203,000	204,000
Contribution carry forward	31,000	29,000
Warrant liability	51,000	53,000
Inventory	25,000	4,000

Total deferred income tax assets	23,302,000	16,718,000
Less: Valuation allowance	(23,302,000)	(16,718,000)
Net deferred income tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carry back opportunities and tax planning strategies in making the assessment. A significant piece of objective negative evidence evaluated was the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projection for future growth. On the basis of this evaluation the company has recorded a full valuation allowance on its deferred tax assets.

The Company has federal net operating losses of approximately $73.9 million and $59.3 million as of June 30, 2019 and June 30, 2018, respectively that, subject to limitation, may be available in future tax years to offset taxable income. Of the available federal net operating losses, approximately $31.4 million can be carried forward indefinitely while the balance will begin to expire in 2031. The Company has state net operating losses of approximately $63.9 million and $50.3 million as of June 30, 2019 and June 30, 2018, respectively that, subject to limitation, may be available in future tax years to offset taxable income. The available state net operating losses, if not utilized to offset taxable income in future periods, will begin to expire in 2025 through 2038. Under the provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may result in limitations on the amount of NOL carryforwards that can be utilized in future years. Net operating loss carryforwards are subject to examination in the year they are utilized regardless of whether the tax year in which they are generated has been closed by statute. The amount subject to disallowance is limited to the NOL utilized. Accordingly, the Company may be subject to examination for prior NOLs generated as such NOLs are utilized.

As of June 30, 2019 and 2018, the Company has no liability for gross unrecognized tax benefits or related interest and penalties. Aytu has made its best estimates of certain income tax amounts included in the financial statements. Application of the Company’s accounting policies and estimates, however, involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, could differ from these estimates. In arriving at its estimates, factors the Company considers include how accurate the estimates or assumptions have been in the past, how much the estimates or assumptions have changed and how reasonably likely such changes may have a material impact. Aytu has been historically included in the Ampio consolidated tax return. Under the general statute of limitations, the Company would not be subject to federal or Colorado income tax examinations for tax years prior to 2015 and 2014, respectively. However, given the net operating losses generated since inception, all tax years since inception are subject to examination.

Annex J-42

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

11. Capital Structure

At June 30, 2019 and June 30, 2018, Aytu had 17,538,071 and 1,794,762 shares of common stock outstanding, respectively, and 3,594,981 and 0 shares of preferred stock outstanding, respectively. The Company has 100 million shares of common stock authorized with a par value of $0.0001 per share.

The Company has 50 million shares of non-voting, non-cumulative preferred stock authorized with a par value of $0.0001 per share, of which, 293,833 are designated as Series C Convertible preferred stock, 400,000 are designated as Series D Convertible preferred stock, and 2,751,148 are designated as Series E Convertible preferred stock as of June 30, 2019. Liquidation rights for all series of preferred stock are on an as-converted basis.

Included in the common stock outstanding are 2,551,024 shares of restricted stock issued to executives, directors, employees and consultants.

Year Ended June 30, 2019

On October 9, 2018, we completed an underwritten public offering for, total gross proceeds of $15.2 million which includes the full exercise of the underwriters’ over-allotment option to purchase additional shares and warrants, before deducting underwriting discounts, commissions and other offering expenses payable by the Company.

The securities offered by the Company consisted of: (i) an aggregate of 457,007 shares of its common stock; (ii) an aggregate of 8,342,993 shares of its Series C Convertible preferred stock convertible into an aggregate of 8,342,993 shares of common stock at a conversion price of $1.50 per share; and (iii) warrants to purchase an aggregate of 8,800,000 shares of common stock at an exercise price of $1.50 per share. The securities were issued at a public offering purchase price of $1.50 per fixed unit consisting of: (a) one share of common stock and one warrant; or (b) one share of Series C preferred stock and one warrant. The common stock issued had a relative fair value of $533,000 in the aggregate and a fair value of $594,000 in the aggregate. The Series C preferred stock issued had a relative fair value of $9.7 million in the aggregate and a fair value of $10.8 million in the aggregate. The warrants are exercisable upon issuance and will expire five years from the date of issuance. The warrants have a relative fair value of $1.6 million in the aggregate, a fair value of $1.8 million in the aggregate, and generated gross proceeds of $88,000. The conversion price of the Series C preferred stock in the offering as well as the exercise price of the warrants are fixed and do not contain any variable pricing features, or any price based anti-dilution features.

In connection with this offering, the underwriters exercised their over-allotment option in full, purchasing an additional 1,320,000 shares of common stock and 1,320,000 warrants. The common stock issued had a relative fair value of $1.5 million and a fair value of $1.7 million. The warrants have the same terms as the Warrants sold in the registered offering. These warrants have a relative fair value of $238,000, a fair value of $265,000, and gross proceeds of $13,000, which was the purchase price per the underwriting agreement.

In October 2018, Aytu issued 9,000 shares of common stock to a former employee at a fair value of $12,000.

On November 2, 2018, the Company issued 400,000 shares of Series D Convertible preferred stock as consideration for a purchased asset valued at $520,000.

On April 18, 2019, pursuant to the exchange agreement between Aytu and Armistice, which was approved by the stockholders of the Company on April 12, 2019, Aytu exchanged the Armistice Note into: (1) 3,120,064 shares of common stock of the Company, (2) 2,751,148 shares of Series E Convertible preferred stock of the Company, and (3) a Common Stock Purchase Warrant exercisable for 4,403,409 shares of common stock of the Company.The aggregate fair value of shares issued was approximately $4.7 million.

As of June 30, 2019, warrants issued from the October registered offering to purchase an aggregate of 250,007 shares of common stock were exercised for aggregate gross proceeds to our Company of approximately $375,000.

Annex J-43

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

11. Capital Structure (cont.)

As of June 30, 2019, investors holding shares of Series C preferred stock exercised their right to convert 7,899,160 shares of Series C preferred stock into 7,899,160 shares of common stock. As of June 30, 2019, Aytu has 443,833 shares of Series C preferred stock outstanding.

Year Ended June 30, 2018

In February 2018, investors holding Aytu Series A Preferred shares exercised their right to convert 95 Aytu Series A Preferred shares into 31,667 shares of Aytu common stock.

On March 6, 2018, Aytu completed an underwritten public offering for total gross proceeds of $12 million, before deducting cash offering costs inclusive of underwriting discounts, commissions and other offering expenses totaling $1.2 million.

The securities sold by the Company consist of (i) Class A Units consisting of an aggregate of 976,000 shares of our common stock and warrants to purchase an aggregate of 976,000 shares of common stock, at a public offering price of $9.00 per Class A Unit, and (ii) Class B Units consisting of 161 shares of our Series B Preferred Stock, with a stated value of $20,000 per share, and convertible into an aggregate of 357,356 shares of common stock, and warrants to purchase an aggregate of 357,356 shares of common stock, at a public offering price of $20,000 per Class B Unit. The warrants have an exercise price of $10.80, are exercisable upon issuance and will expire five years from the date of issuance. The Company granted the underwriters a 45-day option to purchase an additional 200,000 shares of common stock and/or warrants to purchase an additional 200,000 shares of common stock. In connection with the closing of this offering, the underwriters partially exercised their over-allotment option and purchased an additional 200,000 warrants. On March 26, 2018, the underwriters exercised their over-allotment option to purchase an additional 100,000 shares of common stock, resulting in gross proceeds of approximately $900,000, before deducting costs of $63,000.

In March 2018, investors holding Aytu Series B Preferred shares exercised their right to convert 161 Aytu Series B Preferred shares into 357,356 shares of Aytu common stock.

During the year ended June 30, 2018, warrants issued from the March 2018 registered offerings to purchase an aggregate of 80,750 shares of common stock were exercised for aggregate gross proceeds to the Company of approximately $677,000.

12. Equity Incentive Plan

2015 Stock Option and Incentive Plan. On June 1, 2015, Aytu’s stockholders approved the 2015 Stock Option and Incentive Plan (the “2015 Plan”), which, as amended in July 2017, provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3.0 million shares of common stock. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by Aytu prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan. As of June 30, 2019, we have 652,179 shares that are available for grant under the 2015 Plan.

Stock Options

Employee Stock Options:    There were no grants of stock options to employees during the years ended June 30, 2019 and 2018, respectively, therefore, no assumptions are used for fiscal 2019.

Non-Employee Stock Options:    During the year ended June 30, 2019, the Company issued 75,000 performance-based stock options out of the 2015 Plan to a consultant. These options vest based on meeting certain market criteria with an exercise price of $1.00. At June 30, 2019, the first of three market targets were not achieved, and all 75,000 performance stock options were forfeited.

Annex J-44

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

12. Equity Incentive Plan (cont.)

Market options that require specific events before they begin to vest are valued at grant date. The fair value of the options granted has been calculated using a Monte Carlo simulation. The significant assumptions at issuance in valuing the non-employee performance stock options were as follows:

As of June 30, 2019
Expected volatility	164.0%
Expected term (years)	5.00
Risk-free interest rate	2.99%
Dividend yield	0.00%

Stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding June 30, 2017	1,947	$326.20	8.40
Granted	—	—
Exercised	—	—
Forfeited/Cancelled	(149)	328.00
Outstanding June 30, 2018	1,798	325.97	6.95
Granted	75,000	1.00
Exercised	—	—
Forfeited/Cancelled	(75,036)	1.16
Expired	(155)	328.00
Outstanding June 30, 2019	1,607	325.73	6.13
Exercisable at June 30, 2019	1,471	$325.52	6.07

The following table details the options outstanding at June 30, 2019 by range of exercise prices:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price
$280.00	76	$280.00	7.85	76	$280.00
328.00	1,531	328.00	6.05	1,395	328.00
	1,607	$325.73	6.13	1,471	$325.52

As of June 30, 2019, there was $7,000 of total unrecognized stock-based compensation expense related to employee non-vested stock options. The Company expects to recognize this expense over a weighted-average period of 0.32 years. There was no unrecognized stock-based compensation expense related to non-employee performance options, as these were fully forfeited at June 30, 2019.

Annex J-45

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

12. Equity Incentive Plan (cont.)

Restricted Stock

Restricted stock activity is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life in Years
Unvested at June 30, 2017	—	$—	—
Granted	39,150	39.80
Vested	—	40.40
Forfeited	(1,950)	40.40

Unvested at June 30, 2018	37,200	$39.80	9.4
Granted	2,772,022	1.30
Vested	—	—
Forfeited	(463,008)	1.23
Unvested at June 30, 2019	2,346,214	$1.83	9.1

Activity During the Year Ended June 30, 2019

•        In October 2018, the Company issued 2,707,022 shares of restricted stock to executives, directors, employees pursuant to the 2015 Plan, which vest in October 2028.

•        In February 2019, The Company issued 65,000 shares of restricted stock to a director pursuant to the 2015 Plan, which vest in February 2029.

•        372,408 shares of restricted stock were exchanged with common stock, and the Company recognized an increase in aggregate stock compensation expense of $371,000

•        90,600 shares of restricted stock were forfeited due to employee turnover.

Activity during Year Ended June 30, 2018

•        In September 2017, The Company issued 10,000 shares of restricted stock to employees pursuant to the 2015 Plan, which vest in September 2027.

•        November 2017, the Company issued 24,750 shares of restricted stock to executives, directors and consultants pursuant to the 2015 Plan, which vest in November 2027.

•        In January 2018, The Company issued 3,750 shares of restricted stock to an officer pursuant to the 2015 Plan, which vest in January 2028.

•        In March 2018, The Company issued 650 shares of restricted stock to employees pursuant to the 2015 Plan, which vest in March 2028.

•        1,150 shares of restricted stock were exchanged with common stock due to employee turnover, , and the Company recognized an increase in aggregate stock compensation expense of $14,000.

•        800 shares of restricted stock were forfeited due to employee turnover.

Under the 2015 Plan, there was $3,874,000 of total unrecognized stock-based compensation expense related to the non-vested restricted stock as of June 30, 2019. The Company expects to recognize this expense over a weighted-average period of 9.07 years.

Annex J-46

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

12. Equity Incentive Plan (cont.)

The Company previously issued 1,540 shares of restricted stock outside the Company’s 2015 Plan, which vest in July 2026. The unrecognized expense related to these shares was $1,397,000 as of June 30, 2019 and is expected to be recognized over the weighted average period of 7.03 years.

Stock-based compensation expense related to the fair value of stock options and restricted stock was included in the statements of operations as selling, general and administrative expenses as set forth in the table below. Aytu determined the fair value of stock compensation as of the date of grant using the Black-Scholes option pricing model and expenses the fair value ratably over the service period which is commensurate with vesting period. The following table summarizes stock-based compensation expense for the stock option and restricted stock issuances for fiscal 2019 and 2018:

	2019	2018
Selling, general and administrative:
Stock options	$125,000	$349,000
Restricted stock	897,000	248,000
Total stock-based compensation expense	$1,022,000	$597,000

13. Warrants

A summary of the Company’s warrant activity is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding June 30, 2017	14,342	$1,005.80	4.23
Warrants issued in connection with the August 2017 private offering	296,006	72.00
Warrants issued to underwriters in connection with the August 2017 private offering	19,749	72.00
Warrants issued in connection with the March 2018 public offering	1,533,356	10.80
Warrants issued to investor	100,000	10.80
Warrants expired	(42)	21,744.00
Warrants exercised	(80,750)	8.20
Outstanding June 30, 2018	1,882,661	$25.94	4.61
Warrants issued in connection with the October 2018 public offering	10,120,000	1.50
Warrants issued to underwriters in connection with the October 2019 public offering	303,600	1.50
Warrants issued in connection with the Armistice debt exchange	4,403,409	1.00
Warrants exercised	(250,007)	1.50
Outstanding June 30, 2019	16,459,663	$4.16	4.34

In connection with the Company’s August 2017 private offering, the Company issued warrants to purchase an aggregate of 315,755 shares of common stock at an exercise price of $72.00 and a term of five years to investors and underwriters. The remaining outstanding warrants from that offering are accounted for using derivative liability treatment (see Note 9).

Annex J-47

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

13. Warrants (cont.)

In connection with our March 2018 public offering, we issued to investors and underwriters warrants to purchase an aggregate of 1,533,356 shares of common stock at an exercise price of $10.80 with a term of five years from March 6, 2018. These warrants are accounted for under equity treatment. Of the 1,533,356 warrants issued in the March 2018 public offering, 5,750 were exercised in during the year ended June 30, 2018.

In March 2018, Aytu BioScience, Inc. entered into a warrant exercise agreement with an investor of the Company’s outstanding warrants. Pursuant to the exercise agreement, the Company agreed to reduce the exercise price of the investor’s warrant to purchase 75,000 shares of the Company’s common stock from $72.00 to one cent less than the closing price on the last trading day prior to the exercise date; provided that the investor exercised the warrant for cash by March 23, 2018, and the Company also agreed to issue the investor a new warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $10.80 per share. In accordance with the exercise agreement, the investor exercised the warrant and the Company received net proceeds of $615,000. The new warrant to purchase 100,000 shares of the Company’s common stock are accounted for under equity treatment and have a fair value of $179,000.

In May 2018, the warrants the Company issued to the placement agent, in connection with the Company’s private placement in 2013, expired. The 42 placement agent warrants have a term of five years from the date of issuance and an exercise price of $21,744.00.

In connection with the Company’s October 2018 registered offering, we issued warrants to investors and underwriters to purchase an aggregate of 10,423,600 shares of the Company’s common stock at an exercise price of $1.50 and a term of five years. These warrants are accounted for under equity treatment. These warrants had a relative fair value of $1.8 million and a fair value of $2.0 million.

In connection with the Armistice exchange agreement, the Company issued warrants to Armistice to purchase an aggregate of 4,403,409 shares of the Company’s common stock at an exercise price of $1.00 and a term of 5 years. These warrants are accounted for under equity treatment. These warrants had a fair value of $499,000.

During the year ended June 30, 2019, warrants issued from the October registered offering to purchase an aggregate of 250,007 shares of common stock were exercised for aggregate gross proceeds to the Company of approximately $375,000.

14. Related Party Transactions

Armistice

In February 2019, the Company waived its right to disallow Armistice from holding more than 4.99% of Aytu common stock and agreed to allow Armistice to hold up to 40% of the outstanding shares of our common stock. Also, in February 2019, Armistice converted 1.9 million shares of Series C preferred stock into Aytu common stock, resulting in Armistice holding more than 10% of the Company’s common stock. The Company also had a promissory note to Armistice with a face value of $5.0 million, which was subsequently exchanged for a combination of common stock, preferred stock and warrants. Therefore, Armistice is now considered an affiliate of the Company.

Co-Pay Support

In June 2018, the Company entered into a master services agreement with TrialCard Incorporated (“TCI”), a vendor selected to support the Company sponsored co-pay program. In supporting the program, Aytu will prefund certain amounts from which TCI will make disbursements to qualified patients presenting valid prescriptions for Natesto, Tuzistra XR and ZolpiMist on behalf of Aytu. Disbursements will be based upon business rules determined by the Company. The Company agreed to pay fees monthly to TCI for account management, data analytics, implementation, and technology and to reimburse TCI for certain direct costs incurred by TCI to support the Company’s program. One of the the Company’s directors, Mr. Donofrio, was an executive officer of TCI but has no direct interest in the arrangement. As of February 2019, Mr. Donofrio is no longer employed by TCI.

Annex J-48

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

15. Employee Benefit Plan

Aytu has a 401(k) plan that allows participants to contribute a portion of their salary, subject to eligibility requirements and annual IRS limits. The Company matches 50% of the first 6% contributed to the plan by employees. In fiscal 2019, the Company’s match was $148,000.

16. Commitments and Contingencies

Commitments and contingencies are described below and summarized by the following table as of June 30, 2019:

	Total	2020	2021	2022	2023	2024	Thereafter
Prescription database	$1,613,000	$567,000	$534,000	$512,000	$—	$—	$—
Product Milestone Payments	5,500,000	—	—	—	5,500,000	—	—
Office leases	494,000	112,000	113,000	118,000	121,000	30,000	—
	$7,607,000	$679,000	$647,000	$630,000	$5,621,000	$30,000	$—

Prescription Database

In May 2016, the Company entered into an agreement with a vendor that will provide it with prescription database information. The Company agreed to pay approximately $1.6 million over three years for access to the database of prescriptions written for Natesto. The payments have been broken down into quarterly payments.

Milestone Payments

In connection with the Company’s intangible assets, Aytu has certain milestone payments, totaling $5.5 million, payable at a future date, are not directly tied to future sales, but upon other events certain to happen. These obligations are included in the valuation of the Company’s contingent consideration (see Note 9).

Office Lease

In June 2018, the Company entered into a 12-month operating lease, beginning on August 1, 2018, for office space in Raleigh, North Carolina. This lease has base rent of $1,100 a month, with total rent over the term of the lease of approximately $13,200. In September 2015, the Company entered into a 37-month operating lease in Englewood, Colorado. This lease had an initial base rent of $9,000 a month with a total base rent over the term of the lease of approximately $318,000. In October 2017, the Company signed an amendment to the 37-month operating lease in Englewood, Colorado, extending the lease for an additional 24 months beginning October 1, 2018. The base rent remained $9,000 per month. In April 2019, the Company extended the lease for an additional 36 months beginning October1, 2020. Rent expense totaled $0.1 and $0.1 million for the years ended June 30, 2019 and 2018 respectively.

17. Segment Information

Operating segments, as defined by Accounting Standards Codification, or ASC, 280 Segment Reporting, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Chief Operating Decision Maker, or CODM, in deciding how to allocate resources and in assessing performance. ASC 280 also requires disclosures about products, services, geographic areas and significant customers.

The Company’s CODM operates the business as one reportable operating segment comprised of all four products.

Geographic Revenues.    See Note 3.

Annex J-49

AYTU BIOSCIENCE, INC. AND SUBSIDIARY
Notes to the Financial Statements

18. Armistice Note Exchange

On November 29, 2018, Aytu issued a $5.0 million promissory note (the “Note”) to Armistice Capital Master Fund Ltd. (“Armistice”). The Note was collateralized by the future revenue stream from the products licensed to the Company under the Tris License Agreement between the Company and TRIS. The Note carried an annual interest rate of 8% and had a three-year term with principal and interest payable at maturity. The Company had the right, in its sole discretion, to repay the Note without penalty at any time after December 29, 2018. During the quarter ended June 30, 2019, the Company and Armistice agreed to, and the shareholders approved to, exchange the entire Note for (i) 3.2 million shares of common stock, (ii) 2.75 million of shares of non-voting Series E preferred stock, and (iii) 4.4 million warrants (see Notes 11 and 13).

19. Subsequent Events

Acerus Pharmaceuticals SRL

On July 29, 2019, the Company agreed to amend and restate the License and Supply Agreement with Acerus Pharmaceuticals, SRL (“Acerus”). The effectiveness of the amended Agreement is conditioned upon Acerus obtaining new financing within six months of signing of the amended Agreement. The Company will continue to serve as the exclusive U.S. supplier to purchasers of Natesto, and Acerus will receive performance-based commissions on prescriptions generated by urology and endocrinology specialties. Acerus will assume regulatory and clinical responsibilities and associated expenses and will serve a primary role in the development of key opinion leaders in urology and endocrinology. The Company will focus on commercial channel management, sales to wholesalers and other purchasing customers, and will direct sales efforts in all other physician specialties.

Innovus Pharmaceuticals, Inc.

On September 12, 2019, the Company signed a definitive merger agreements with Innovus Pharmaceuticals, Inc. (“Innovus”), a specialty pharmaceutical company commercializing, licensing and developing consumer health products. The Company will retire all outstanding common stock of Innovus for an aggregate of up to $8 million in shares of Aytu common stock, less certain deductions, at the time of closing. This initial consideration to Innovus common shareholders is estimated to consist of approximately 4.2 million shares of the Company’s common stock. Additional consideration for up to $16 million in milestone payments in the form of contingent value rights (CVRs) may be paid to Innovus shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved.

Annex J-50

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Assets:
Cash	$955	$1,248
Accounts receivable, net	117	282
Prepaid expense and other current assets	1,539	1,116
Inventories	1,742	2,370
Total current assets	4,353	5,016

Property and equipment, net	216	247

Deposits	21	21
Operating lease right-of-use asset	593	—
Goodwill	953	953
Intangible assets, net	3,378	3,890
Total assets	$9,514	$10,127

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$3,691	$2,622
Operating lease liability	162	—
Accrued compensation	1,341	1,252
Deferred revenue and customer deposits	170	108
Accrued interest payable	57	32
Short-term loan payable	553	266
Notes payable, net of debt discount of $424 and $1,008, respectively	2,762	3,073
Total current liabilities	8,736	7,353

Deferred Rent	—	181
Operating lease liability, net of current portion	591	—
Accrued compensation, net of current portion	935	1,228
Contingent consideration	1,248	1,256
Total non-current liabilities	2,774	2,665

Total liabilities	11,510	10,018

Commitments and contingencies

Stockholders’ equity:
Preferred stock: 7,500,000 shares authorized, at $0.001 par value, no shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	—	—
Common stock: 292,500,000 shares authorized, at $0.001 par value, 2,612,379 and 2,103,071 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	3	2
Additional paid-in capital	47,845	43,967
Accumulated deficit	(49,844)	(43,860)
Total stockholders’ equity	(1,996)	109
Total liabilities and stockholders’ equity	$9,514	$10,127

See accompanying notes to these condensed consolidated financial statements.
Annex J-51

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except weighted average share and per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2018	2019	2018
Net revenue:
Product sales, net	$5,648	$6,957	$17,430	$18,469
Service revenue	—	189	156	345
Cooperative marketing revenue	102	233	264	417
License revenue	5	1	115	6
Net revenue	5,755	7,380	17,965	19,237

Cost of product sales	2,215	1,537	6,349	3,740
Gross Profit	3,540	5,843	11,616	15,497

Operating expense:
Research and development	86	59	234	93
Sales and marketing	2,878	5,264	8,332	14,094
General and administrative	2,274	2,023	7,430	5,638
Total operating expense	5,238	7,346	15,996	19,825

Loss from operations	(1,698)	(1,503)	(4,380)	(4,328)

Other income (expense):
Interest expense	(538)	(381)	(1,514)	(950)
Loss on extinguishment of debt	—	(745)	(125)	(1,040)
Other income (expense), net	—	—	29	1
Fair value adjustment for contingent consideration	—	179	6	198
Total other expense, net	(538)	(947)	(1,604)	(1,791)

Net loss	$(2,236)	$(2,450)	$(5,984)	$(6,119)

Net loss per share of common stock – basic and diluted	$(0.81)	$(1.20)	$(2.28)	$(3.18)

Weighted average number of shares of common stock outstanding – basic and diluted	2,759,771	2,043,117	2,622,822	1,926,575

See accompanying notes to these condensed consolidated financial statements.

Annex J-52

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Statement of Stockholder’s Equity
(Unaudited)
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2017	1,596,574	$2	$36,541	$(35,640)	$903

Common stock issued for services	2,444	—	21	—	21
Stock-based compensation	—	—	95	—	95
Exercise of warrants, net of offering costs	180,247	—	2,657	—	2,657
Common stock issued upon conversion of debt and interest	21,429	—	385	—	385
Common stock issued in connection with debt	26,355	—	292	—	292
Fair value of shares of common stock issued as financing fees in connection with notes payable	8,916	—	122	—	122
Reclassification of warrant derivative liability upon adoption of ASU 2017-11	—	—	—	59	59
Net loss	—	—	—	(1,829)	(1,829)

Balances at March 31, 2018	1,835,965	$2	$40,113	$(37,410)	$2,705

Common stock issued for services	159	—	2	—	2
Stock-based compensation	—	—	108	—	108
Common stock issued upon conversion of debt and interest	14,041	—	196	—	196
Common stock issued for vested RSUs	6,797	—	—	—	—
Net loss	—	—	—	(1,840)	(1,840)

Balances at June 30, 2018	1,856,962	$2	$40,419	$(39,250)	$1,171

Common stock issued for services	—	—	—	—	—
Stock-based compensation	—	—	132	—	132
Exercise of warrants, net of offering costs	953	—	14	—	14
Common stock issued upon conversion of debt and interest	86,390	—	1,489	—	1,489
Common stock issued in connection with debt	34,287	—	402	—	402
Common stock issued for vested RSUs	6,086	—	100	—	100
Net loss	—	—	—	(2,450)	(2,450)

Balances at September 30, 2018	1,984,678	$2	$42,556	$(41,700)	$858

Balance at December 31, 2018	2,103,071	$2	$43,967	$(43,860)	$109

Stock-based compensation	—	—	138	—	138
Relative fair value of shares of restricted common stock issued in connection with notes payable	18,000	—	61	—	61
Sales of common stock and warrants, net of offering costs	230,853	—	2,714	—	2,714
Fair value of shares of common stock issued as financing fees in connection with notes payable	5,600	—	28	—	28
Net loss	—	—	—	(1,989)	(1,989)

Balances at March 31, 2019	2,357,524	$2	$46,908	$(45,849)	$1,061

See accompanying notes to these condensed consolidated financial statements.

Annex J-53

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Statement of Stockholder’s Equity – Continued
(Unaudited)
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Common stock issued for services	36,916	—	106	—	106
Stock-based compensation	—	—	137	—	137
Common stock issued upon conversion of debt and interest	100,000	—	300	—	300
Relative fair value of shares of restricted common stock issued in connection with notes payable	74,000	—	173	—	173
Fair value of shares of common stock issued as financing fees in connection with notes payable	10,036	—	28	—	28
Net loss	—	—	—	(1,759)	(1,759)

Balances at June 30, 2019	2,578,476	$2	$47,652	$(47,608)	$46

Common stock issued for services	32,579	1	52	—	53
Stock-based compensation	—	—	139	—	139
Common stock issued to settle contingent consideration	1,324		2	—	2
Net loss	—	—	—	(2,236)	(2,236)

Balances at September 30, 2019	2,612,379	$3	$47,845	$(49,844)	$(1,996)

See accompanying notes to these condensed consolidated financial statements.

Annex J-54

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	For the Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(5,984)	$(6,119)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	52	32
Recovery of allowance for doubtful accounts	(12)	—
Common stock, restricted stock units and stock options issued to employees, board of directors and consultants for compensation and services	414	358
Loss on extinguishment of debt	125	1,040
Change in fair value of contingent consideration	(6)	(198)
Amortization of debt discount	1,388	899
Amortization of intangible assets	542	472
Changes in operating assets and liabilities, net of acquisition amounts
Accounts receivable	177	(288)
Prepaid expense and other current assets	(423)	(765)
Inventories	940	(472)
Operating lease right-of-use asset and liability, net	(21)	—
Accounts payable and accrued expense	1,004	(258)
Accrued compensation	(204)	(396)
Accrued interest payable	76	38
Deferred revenue and customer deposits	62	71
Net cash used in operating activities	(1,870)	(5,586)

Cash flows used in investing activities:
Purchase of property and equipment	(21)	(176)
Asset acquisition	(343)	—
Contingent consideration payment	—	(19)
Net cash used in investing activities	(364)	(195)

Cash flows from financing activities:
Payments on short-term loans payable	(817)	(245)
Proceeds from short-terms loans payable	1,053	125
Proceeds from notes payable	2,650	3,722
Payments on notes payable	(3,659)	(1,535)
Proceeds from sale of common stock and warrants, net of offering costs	2,714	—
Proceeds from stock option and warrant exercises	—	2,852
Net cash provided by financing activities	1,941	4,919

Net change in cash	(293)	(862)

Cash at beginning of period	1,248	1,565

Cash at end of period	$955	$703

Supplemental disclosures of cash flow information:
Cash paid for interest	$29	$5

See accompanying notes to these condensed consolidated financial statements.

Annex J-55

INNOVUS PHARMACEUTICALS, INC.
Condensed Consolidated Statements of Cash Flows – Continued
(Unaudited)
(In thousands)

	For the Nine Months Ended September 30,
	2019	2018
Supplemental disclosures of non-cash investing and financing activities:
Common stock issued for conversion of convertible debentures, notes payable and accrued interest	$300	$1,288
Relative fair value of common stock issued in connection with notes payable recorded as debt discount and settlement of contingent consideration	$458	$694
Fair value of common stock issued to consultants for services	$159	$—
Offering costs in connection with warrant exercises included in accounts payable and accrued expense	$—	$181
Cumulative adjustment to accumulated deficit for the fair value of the warrant derivative liability upon adoption of ASU 2017-11 on January 1, 2018	$—	$59
Fair value of common stock issued as financing fees in connection with notes payable recorded as debt discount	$56	$223

See accompanying notes to these condensed consolidated financial statements.

Annex J-56

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Innovus Pharmaceuticals, Inc., a Nevada incorporated and San Diego-based company, together with its subsidiaries as follows (collectively referred to as “Innovus” or the “Company”): Semprae Laboratories, Inc., a Delaware corporation (“Semprae”); FasTrack Pharmaceuticals, Inc., a Delaware corporation (“FasTrack”); Novalere, Inc., a Delaware corporation (“Novalere”); Supplement Hunt, Inc., a Nevada corporation (“Supplement Hunt”); and Delata Prime Savings Club, Inc., a Nevada corporation (“Delta Prime Savings Club”), is an emerging over-the-counter (“OTC”) consumer goods and specialty pharmaceutical company engaged in the commercialization, licensing and development of safe and effective non-prescription medicine, consumer care products, supplements and certain related devices to improve men’s and women’s health and vitality, urology, brain health, pain, respiratory diseases, among others. The Company delivers innovative and uniquely presented and packaged health solutions through its (a) OTC medicines, devices, consumer and health products, and clinical supplements, which we market directly, (b) commercial retail and wholesale partners, and (c) directly to consumers through the Company’s proprietary Beyond Human® Sales & Marketing Platform including print media, on-line channels, websites, retailers and wholesalers. The Company is dedicated to being a leader in developing and marketing new OTC and branded Abbreviated New Drug Application (“ANDA”) products, supplements and certain related devices. Innovus actively pursues opportunities where existing prescription drugs have recently, or are expected to, change from prescription (or Rx) to OTC. These “Rx-to-OTC switches” require Food and Drug Administration (“FDA”) approval through a process initiated by the New Drug Application (“NDA”) holder.

The Company’s business model leverages its ability to (a) develop and build its current pipeline of proprietary products, and (b) to also acquire outright or in-license commercial products that are supported by scientific and/or clinical evidence, place them through the Company’s existing supply chain, retail and on-line (including our Amazon®, eBay®, Wish.com®, Walmart.com®, and Walgreens.com® on-line stores and other e-commerce business platforms) channels to tap new markets and drive demand for such products and to establish physician relationships. The Company currently sells its products direct to consumer primarily in the United States and Canada and sells to international commercial partners in multiple countries around the world.

Merger Agreement

On September 12, 2019, the Company signed a definitive merger agreement with Aytu Bioscience, Inc. (“Aytu”), a specialty pharmaceutical company focused on identifying, acquiring and commercializing novel products that address significant patient needs. Pursuant to the terms and conditions of the merger agreement, the Companys shareholders will receive an aggregate of up to $8 million in shares of Aytu common stock, less certain deductions, at the time of closing as consideration for the merger. Additional consideration for up to $16 million in milestone payments in the form of contingent value rights (“CVRs”) may be paid to the Company’s shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved. Additionally, on August 8, 2019 the Company entered into a promissory note agreement with Aytu for $1 million which is due February 29, 2020 (see note 6). On October 10, 2019 the Company entered into an Addendum No. 1 to Promissory Note upon which Aytu loaned the Company an additional $350,000 with the same maturity as the promissory note agreement. The merger with Aytu is currently estimated to close in the first quarter to first half of 2020.

Basis of Presentation and Principles of Consolidation

The condensed consolidated balance sheet as of December 31, 2018, which has been derived from audited consolidated financial statements, and these unaudited condensed consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and include all assets, liabilities, revenues and expenses of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. These interim unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with Management’s

Annex J-57

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2018. Certain information required by U.S. GAAP has been condensed or omitted in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The results for the period ended September 30, 2019 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2019, or for any future period.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such management estimates include the allowance for doubtful accounts, sales returns and chargebacks, realizability of inventories, valuation of deferred tax assets, goodwill and intangible assets, valuation of contingent acquisition consideration, recoverability of long-lived assets and goodwill and the valuation of equity-based instruments. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Liquidity

The Company’s operations have been financed primarily through proceeds from convertible debentures and notes payable, sales of its common stock and revenue generated from its products domestically and internationally through the Company’s marketing platform and by its partners. These funds have provided Innovus with the resources to operate its business, sell and support its products, attract and retain key personnel and add new products to the Company’s portfolio. The Company has experienced net losses and negative cash flows from operations each year since its inception. As of September 30, 2019, the Company had an accumulated deficit of $49.8 million and a working capital deficit of $4.4 million.

As of September 30, 2019, we had $1.0 million in cash and $0.7 million held by merchant processors reported in other current assets for a total of $1.7 million and as of November 13, 2019 we had approximately $2.0 million in cash and $0.8 million held by merchant processors. During the nine months ended September 30, 2019, we had net cash used in operating activities of $1.9 million. We expect, however, that our existing capital resources, together with revenue from sales of our products and expected upcoming sales milestone payments from the commercial partners signed for our products, will be sufficient to allow us to continue our operations, commence the product development process and launch selected products through at least the next 12 months.

In addition, our CEO, who is also a significant shareholder, has deferred the remaining payment of his salary earned through June 30, 2016, with a current balance totaling $0.9 million, and has agreed to refrain from receipt of any funds which may jeopardize the ability of the Company to operate. During 2019, the Company has paid the CEO approximately $293,000 of the deferred salary balance. Our actual needs will depend on numerous factors, including timing of introducing our new products to the marketplace, our ability to attract additional international distributors for our products and our ability to in-license in non-partnered territories and/or develop new product candidates. Although no assurances can be given, we currently plan to proceed with the planned merger with Aytu pursuant to the terms and conditions of the merger agreement signed on September 12, 2019, and/or raise additional capital through the sale of debt or equity securities to provide additional working capital, pay for further expansion and development of our business, and to meet current obligations. Such capital may not be available to us when we need it or on terms acceptable to us, if at all.

Annex J-58

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measurement

Our financial instruments are cash, accounts receivable, accounts payable, accrued liabilities, contingent consideration and debt. The recorded values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on their short-term nature. The fair value of the contingent acquisition consideration is based upon the present value of expected future payments under the terms of the agreements and is a Level 3 measurement. Based on borrowing rates currently available to us, the carrying values of the notes payable and short-term loans payable approximate their respective fair values.

We follow a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to measurements involving significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

•        Level 1 measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•        Level 2 measurements are inputs other than quoted prices included in Level 1 that are observable either directly or indirectly.

•        Level 3 measurements are unobservable inputs.

Revenue Recognition

The Company generates revenue from product sales and the licensing of the rights to market and commercialize our products.

Revenue is measured based on consideration specified in a contract with a customer. A contract with a customer exists when the Company enters into an enforceable contract with a customer. The contract is based on either the acceptance of standard terms and conditions on the websites for e-commerce customers and via telephone with our third-party call center for our print media and direct mail customers, or the execution of terms and conditions contracts with retailers and wholesalers. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. Consideration is typically paid prior to shipment via credit card or check when products are sold direct to consumers or approximately 30 days from the time control is transferred when sold to wholesalers, distributors and retailers. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience and, in some circumstances, published credit and financial information pertaining to the customer.

A performance obligation is a promise in a contract to transfer a distinct product to the customer, which for the Company is transfer of over-the-counter drug and consumer care products to its customers. Performance obligations promised in a contract are identified based on the goods that will be transferred to the carrier who takes control of the product that are both capable of being distinct and are distinct in the context of the contract, whereby the transfer of the goods is separately identifiable from other promises in the contract.

The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. The transaction price is determined based on the consideration to which we will be entitled to receive in exchange for transferring goods to the customer. We issue refunds to e-commerce and print media customers, upon request, within 30-90 days of delivery. We estimate the amount of potential refunds at each reporting period using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors.

Annex J-59

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For retailers, distributors and wholesalers, we do not offer a right of return or refund and revenue is recognized at the time products are shipped to customers. In all cases, judgment is required in estimating these reserves. Actual claims for returns could be materially different from the estimates. The estimated reserve for sales returns and allowances, which is included in accounts payable and accrued expense, was approximately $161,000 and $194,000 at September 30, 2019 and December 31, 2018, respectively.

The Company recognizes revenue when we satisfy a performance obligation in a contract by transferring control over a product to a customer when product is shipped. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of product sales.

The Company enters into exclusive distributor and license agreements that are within the scope of ASC Topic 606. The license agreements we enter into normally generate three separate components of revenue: (1) an initial nonrefundable payment due on signing or when certain specific conditions are met; (2) royalties that are earned on an ongoing basis as sales are made or a pre-agreed transfer price; and (3) sales-based milestone payments that are earned when cumulative sales reach certain levels. Revenue from the initial nonrefundable payments or licensing fee is recognized when all required conditions are met. If the consideration for the initial license fee is for the right to sell the licensed product in the respective territory with no other required conditions to be met, such type of nonrefundable license fee arrangement for the right to sell the licensed product in the territory is recognized ratably over the term of the license agreement. For arrangements with licenses that include sales-based royalties, including sales-based milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied. The achievement of the sales-based milestone underlying the payment to be received predominantly relates to the licensee’s performance of future commercial activities.

Advertising Expense

Advertising costs, which primarily includes print and online media advertisements, are expensed as incurred and are included in sales and marketing expense in the accompanying condensed consolidated statements of operations. Advertising costs were approximately $2.3 million and $4.3 million and $6.4 million and $11.5 million for the three and nine months ended September 30, 2019 and 2018, respectively.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding and vested but deferred RSUs during the period presented. Diluted net loss per share is computed using the weighted average number of common shares outstanding and vested plus deferred RSUs during the periods plus the effect of dilutive securities outstanding during the periods. For the three and nine months ended September 30, 2019 and 2018, basic net loss per share is the same as diluted net loss per share as a result of our common stock equivalents being anti-dilutive. See Note 7 for more details.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires lessees to recognize most leases on the balance sheet as lease liabilities with corresponding right-of-use assets and to disclose key information about leasing arrangements. We adopted Topic 842 on its effective date in the first quarter of 2019 using a modified retrospective approach. We elected the available package of practical expedients upon adoption, which allowed us to carry forward our historical assessment of whether existing agreements contained a lease and the classification of

Annex J-60

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

our existing operating leases. We continue to report our financial position as of December 31, 2018 under the former lease accounting standard (Topic 840) in our condensed consolidated balance sheet. The adoption impact resulted in the recognition of an operating lease liability with a corresponding right-of-use asset based on the present value of our remaining minimum lease payments which offset the previously reported deferred rent balance.

The following table summarizes the impact of Topic 842 on our condensed consolidated balance sheet upon adoption on January 1, 2019 (in thousands):

	January 1, 2019 (unaudited)
	Pre- adoption	Adoption Impact	Post- adoption
Assets
Operating lease right-of-use asset	$—	$675	$675
Total assets	$—	$675	$675
Liabilities and Stockholders’ Equity
Accrued Liabilities	$—	$140	$140
Deferred Rent	181	$(181)	—
Operating lease liabilities, net of current portion	—	$716	716
Total liabilities and stockholders’ equity	$181	$675	$856

In June 2018, the FASB issued ASU 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share — Based Payment Accounting. The update aligns the accounting for share-based payment awards issued to nonemployees with those issued to employees. Under the new guidance, the nonemployee awards will be measured on the grant date and compensation costs will be recognized when achievement of the performance condition is probable. This new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The adoption of the new guidance does not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. This update is effective for annual and interim periods beginning after December 15, 2019, and interim periods within that reporting period. While the Company is still in the process of completing our analysis on the impact this guidance will have on the consolidated financial statements and related disclosures, the Company does not expect the impact to be material.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The update modifies the disclosure requirements for recurring and nonrecurring fair value measurements, primarily those surrounding Level 3 fair value measurements and transfers between Level 1 and Level 2. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that reporting period. The Company is currently evaluating the new guidance and does not expect it to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements

Annex J-61

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

that include an internal-use software license). This ASU also requires the entity to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. This ASU becomes effective for the Company in the year ending December 31, 2020 and early adoption is permitted. The Company is currently assessing the impact that this ASU will have on its consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Clarifying the Interaction Between Topic 808 and Topic 606, which clarifies when transactions between participants in a collaborative arrangement are within the scope of the FASB’s revenue standard, Topic 606. This ASU becomes effective for the Company in the year ending December 31, 2020 and early adoption is permitted. The Company is currently assessing the impact that this ASU will have on its consolidated financial statements.

NOTE 2 — REVENUE

Disaggregation of Revenue

Our revenue is primarily from distinct fixed-price product sales in the over-the-counter drug and consumer care products market, to similar customers and channels utilizing similar types of contracts that are short term in nature (less than one year). We do not sell service agreements or goods over a period of time and do not sell or utilize customer financing arrangements or time-and-material contracts.

The following is a table that presents product sales, net by geographical area:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2018	2019	2018
United States	$3,577	$5,098	$12,775	$15,201
Canada	2,069	1,854	4,438	3,100
All Other	2	5	217	168
Product sales, net	$5,648	$6,957	$17,430	$18,469

All Other consists of Europe, Australia, Asia, and the Middle East.

Contract Balances

We do not have any contract assets such as work-in-process but do have certain contract liabilities such as customer advances for product sales under its license agreements. As of September 30, 2019, we had customer advances totaling $134,000 included in deferred revenue and customer deposits in the accompanying condensed consolidated balance sheet for advance payments on the future sale of Zestra® and Zestra Glide® products to Sothema under their license agreement.

NOTE 3 — BUSINESS AND ASSET ACQUISITIONS

Acquisition of Prime Consultants, LLC Assets

On January 1, 2019, the Company entered into an Asset Purchase Agreement, pursuant to which the Company acquired substantially all of the assets of Prime Consultants, LLC (“Prime Consultants”) in exchange for $343,000 in cash. The assets acquired include the established Amazon seller platform and inventory totaling $313,000. Prime Consultants is an e-commerce business with sales of products primarily through the Amazon® platform which generated $2.4 million in sales in 2018. The Company recorded intangible assets totaling $30,000. The Company believes this business complements its existing business while providing an additional sales platform to add to the Company’s existing revenue channels.

Annex J-62

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 3 — BUSINESS AND ASSET ACQUISITIONS (cont.)

Acquisition of Novalere in 2015

On February 5, 2015, the Company acquired the worldwide rights to market and sell the FlutiCare® brand (fluticasone propionate nasal spray) and the related third-party manufacturing agreement for the manufacturing of FlutiCare® (“Acquisition Manufacturer”) from Novalere FP. The OTC ANDA for fluticasone propionate nasal spray was filed at the end of 2014 by our third-party manufacturer and partner, who is currently selling the prescription version of the drug, with the FDA and the OTC ANDA was approved in April 2019. An ANDA is an application for a U.S. generic drug approval for an existing licensed medication or approved drug. A prescription ANDA (“RX ANDA”) is for a generic version of a prescription pharmaceutical and an OTC ANDA is for a generic version of an OTC pharmaceutical.

Due to the delay in approval of the Acquisition Manufacturer’s OTC ANDA by the FDA, in May 2017, the Company announced a commercial relationship with a different third-party manufacturer (West-Ward Pharmaceuticals International Limited or “WWPIL”) who has an FDA approved OTC ANDA for fluticasone propionate nasal spray under which they have agreed to manufacture our FlutiCare® OTC product for sale in the U.S. (see Note 8). As the Company holds the worldwide rights to market and sell FlutiCare® under the manufacturing agreement with the Acquisition Manufacturer, the Company believes the agreement with the Acquisition Manufacturer will still provide it with the opportunity to market and sell FlutiCare® ex-U.S. and, with the approval of the OTC ANDA in April 2019, a second source of supply within the U.S. is available to Innovus. In October 2019, the Company terminated its agreement with WWPIL due to their inability to provide us with releasable product in the required timelines.

The Novalere Stockholders are entitled to receive, if and when earned, earn-out payments (“Earn-Out Payments”). For every $5.0 million in net revenue realized from the sales of FlutiCare® through the manufacturing agreement with the Acquisition Manufacturer, the Novalere’s stockholders will be entitled to receive, on a pro rata basis, $500,000, subject to cumulative maximum earn-out payments of $2.5 million. The Novalere’s stockholders are only entitled to the earn-out payments from the Acquisition Manufacturer’s OTC ANDA under review by the FDA and have no earn-out rights to the sales of FlutiCare® supplied by WWPIL under the commercial agreement entered into in May 2017. As of September 30, 2019, there were no earn-out payments accrued for or paid to the Novalere’s stockholders.

During the three and nine months ended September 30, 2019 and 2018, there was an (decrease) increase in the estimated fair value of the remaining 1,324 ANDA consideration shares totaling $(4,000) and $1,000 and $(6,000) and $4,000, respectively, which is included in fair value adjustment for contingent consideration in the accompanying condensed consolidated statements of operations. The shares were issued in August 2019 for fair value of $2,000. The fair value of the contingent consideration was $1.3 million and $1.3 million as of September 30, 2019 and December 31, 2018, respectively.

NOTE 4 — INVENTORY

Inventories consist of the following:

	September 30, 2019	December 31, 2018
Raw materials and supplies	$152	$238
Work in process	16	96
Finished goods	1,574	2,036
Total	$1,742	$2,370

Annex J-63

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 5 — INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

Amortizable intangible assets consist of the following:

	September 30, 2019
	Amount	Accumulated Amortization	Net Amount	Useful Lives (years)
Patent & Trademarks	$684	$(251)	$433	7 – 15
Customer Contracts	625	(362)	263	10
Sensum+® License (from CRI)	234	(148)	86	10
Vesele® Trademark	25	(16)	9	8
Beyond Human® Website and Trade Name	222	(141)	81	5 – 10
Novalere Manufacturing Contract	4,681	(2,175)	2,506	10
Other Beyond Human® Intangible Assets	5	(5)	—	1 – 3
Total	$6,476	$(3,098)	$3,378
	December 31, 2018
	Amount	Accumulated Amortization	Net Amount	Useful Lives (years)
Patent & Trademarks	$654	$(161)	$493	7 – 15
Customer Contracts	625	(311)	314	10
Sensum+® License (from CRI)	234	(131)	103	10
Vesele® Trademark	25	(12)	13	8
Beyond Human® Website and Trade Name	222	(112)	110	5 – 10
Novalere Manufacturing Contract	4,681	(1,824)	2,857	10
Other Beyond Human® Intangible Assets	5	(5)	—	1 – 3
Total	$6,446	$(2,556)	$3,890

Amortization expense for the three and nine months ended September 30, 2019 and 2018 was $179,000 and $157,000 and $542,000 and $472,000, respectively. The following table summarizes the approximate expected future amortization expense as of September 30, 2019 for intangible assets:

Remainder of 2019	$178
2020	714
2021	657
2022	614
2023	578
Thereafter	637
Total Amortization Expense	$3,378
Annex J-64

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 6 — NOTES PAYABLE AND SHORT-TERM LOANS PAYABLE

Notes Payable

The following table summarizes the outstanding notes payable at September 30, 2019 and December 31, 2018:

	2019	2018
Notes payable:
January and March 2018 Notes Payable	$—	$112
February and March 2018 5% Notes Payable	—	250
July 2018 5% Notes Payable	—	550
August 2018 Notes Payable	—	800
September 2018 5% Notes Payable	—	390
October 2018 5% Notes Payable	375	550
November and December 2018 Notes Payable	288	1,429
March 2019 Note Payable	250	—
April 2019 Notes Payable	940	—
May 2019 Note Payable	333	—
August 2019 Note Payable	1,000	—
Total notes payable	3,186	4,081
Less: Debt discount	(424)	(1,008)
Carrying value	2,762	3,073
Less: Current portion	(2,762)	(3,073)
Notes payable, net of current portion	$—	$—

The following table summarizes the future minimum payments as of September 30, 2019 for the notes payable:

Remainder of 2019	$1,053
2020	2,133
Total	$3,186

March 2019 Note Payable

On March 27, 2019, we entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned us gross proceeds of $400,000 pursuant to a 0% promissory note (“March 2019 Note Payable”). The note has an Original Issue Discount (“OID”) of $100,000 and requires payments of $47,000 in principal per month through March 2020.

In connection with the March 2019 Note Payable, we issued the investor restricted shares of common stock totaling 18,000 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the March 2019 Note Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $161,000 in March 2019. In connection with the financing, we issued 5,600 restricted shares of common stock in March 2019 to a third-party consultant. The fair value of the restricted shares of common stock issued of $28,000 was recorded as a debt discount to the carrying value of the notes payable. The discount is being amortized to interest expense using the effective interest method over the term of the March 2019 Note Payable.

Annex J-65

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 6 — NOTES PAYABLE AND SHORT-TERM LOANS PAYABLE (cont.)

April 2019 Notes Payable

On April 8, 2019, we entered into two securities purchase agreements with unrelated third-party investors in which the investors purchased 5% promissory notes, resulting in gross proceeds to us of $850,000 (“April 2019 Notes Payable”). The notes have an OID of $90,000 and require payment of principal and interest of $140,000 in October 2019, $704,000 in January 2020, and $132,000 in April 2020.

In connection with the April 2019 Notes Payable, we issued the investors restricted shares of common stock totaling 98,334 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the April 2019 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of approximately $318,000 in April 2019. The discount is being amortized to interest expense using the effective interest method over the term of the April 2019 Notes Payable.

October 2018 5% Notes Payable

In April 2019, the Company elected to settle a portion of the outstanding principal and interest balance of $175,000 due in connection with certain 5% promissory notes issued by the Company in October 2018 (“October 2018 5% Notes Payable”) in exchange for 100,000 shares of common stock. The fair value of the shares of common stock issued was based on the market price of the Company’s common stock on the date of the securities exchange agreement and was determined to be $300,000. Due to the settlement of the principal and interest balance of $175,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal and interest balance totaling $125,000 was recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

In April 2019, the Company entered into an Amendment to the Promissory Note upon which the maturity date was extended from May 1, 2019 to August 1, 2019. In July 2019, the Company entered into an Amendment #2 to the Promissory Note upon which the maturity date was extended from August 1, 2019 to October 1, 2019 in exchange for 60,000 shares of common stock. The fair value of the common stock issued was $91,000 and was recorded as an additional debt discount and amortized over the remaining term of the agreement. On October 1, 2019 this Promissory Note was paid in full to the investor.

May 2019 Note Payable

On May 13, 2019, we entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned us gross proceeds of $400,000 pursuant to a 0% promissory note (“May 2019 Note Payable”). The note has an Original Issue Discount (“OID”) of $100,000 and requires payments of $42,000 in principal per month through May 2020.

In connection with the May 2019 Note Payable, we issued the investor restricted shares of common stock totaling 34,000 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the May 2019 Note Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of approximately $178,000 in May 2019. In connection with the financing, we issued 10,036 restricted shares of common stock in May 2019 to a third-party consultant. The fair value of the restricted shares of common stock issued of $28,000 was recorded as a debt discount to the carrying value of the notes payable. The discount is being amortized to interest expense using the effective interest method over the term of the May 2019 Note Payable.

Annex J-66

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 6 — NOTES PAYABLE AND SHORT-TERM LOANS PAYABLE (cont.)

August 2019 Note Payable

On August 8, 2019 the Company entered into a non-secured promissory note agreement with an unrelated investor in which the investor loaned the Company gross proceeds of $1.0 million in consideration for the issuance of a 10% promissory note. The note requires repayment of principal by February 29, 2020. On October 10, 2019, the Company entered into an Addendum No. 1 to Promissory Note upon which an additional $350,000 was loaned to the Company with the same terms as the non-secured promissory note. This promissory note agreement was entered into in conjunction with the merger agreement (see Note 1).

Interest Expense

We recognized interest expense on notes payable of $33,000 and $15,000 and $126,000 and $49,000 for the three and nine months ended September 30, 2019 and 2018, respectively. Of the $86,000 in interest expense recognized for the nine months ended September 30, 2019, $57,000 was paid to investors in common stock. Amortization of the debt discount to interest expense during the three and nine months ended September 30, 2019 and 2018 totaled $480,000 and $365,000 and $1.4 million and $899,000, respectively.

NOTE 7 — STOCKHOLDERS’ EQUITY

Issuances of Common Stock

Private Placement

On January 3, 2019, we completed a sale of common stock and warrants under a Securities Purchase Agreement with an accredited investor (the “Investor”). The gross proceeds to us from the offering were $3.2 million before underwriting discounts and commissions and other offering expenses ($2.7 million of net proceeds after underwriting discounts, commissions and expenses of H.C. Wainwright & Co., LLC (“HCW”), the Company’s sole placement agent).

Under the terms of the Securities Purchase Agreement, the Company completed the sale of common stock and warrants under a Securities Purchase Agreement with an accredited investor (the “Investor”), pursuant to which the Company sold an aggregate of 431,490 units (“Units”) for $7.35 per unit, with each Unit consisting of (i) one share of the Company’s common stock (“Shares”), (ii) one warrant to purchase one share of common stock at an exercise price of $7.35 per share (“Series A Warrant”), and (iii) one warrant to purchase one share of common stock at an exercise price of $8.40 per share (“Series B Warrant”) (the “Private Placement”); provided, however, that in order to ensure that the Investor’s beneficial ownership did not exceed 9.99% of the outstanding shares of Common Stock, the Investor elected to exercise its right to purchase 200,637 prefunded warrants (“Series C Warrants”) in lieu of the issuance of Shares to the Investor, which Series C Warrants have a nominal exercise price of $0.105 per share. In addition, the Company issued Series B Warrants to purchase 32,362 shares of common stock, an amount equal to 7.5% of the aggregate number of Shares, including Series C Warrants, sold in the Private Placement, at an exercise price of $9.19 per share to the designees of HCW, the Company’s sole placement agent, as compensation for its services in connection with the Private Placement. The fair value of the warrants issued to HCW totaled $221,000 and was determined using Black-Scholes. The fair value of the warrants was recorded as an offering cost but has no net impact to additional paid-in-capital in stockholders’ equity in the accompanying consolidated balance sheet.

Other Stock Issuances and Related Stock-Based Compensation

In connection with the March 2019 Notes Payable, we issued 18,000 restricted shares of common stock in March 2019 and 5,600 restricted shares of common stock in March 2019 to a third-party consultant. The fair value of the restricted shares of common stock issued of $118,000 was recorded as a debt discount to the carrying value of the notes payable in March 2019 (see Note 6).

Annex J-67

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

In April 2019, the Company entered into two securities purchase agreements relating to the April 2019 Notes Payable upon which the Company issued the investors 98,334 restricted shares of common stock. The fair value of the restricted shares of common stock issued of approximately $300,000 was recorded as a debt discount to the carrying value of the notes payable in April 2019 (see Note 6).

In May 2019, we entered into a securities purchase agreement relating to the May 2019 Note Payable upon which the Company issued the investors 34,000 restricted shares of common stock. The fair value of the restricted shares of common stock issued of $93,000 was recorded as a debt discount to the carrying value of the notes payable in May 2019. In connection with the May 2019 Notes Payable, the Company also issued 10,036 restricted shares of common stock in May 2019 to a third-party consultant. The fair value of the restricted share of common stock issued of $28,000 was recorded as a debt discount to the carrying value of the notes payable in May 2019 (see Note 6).

During the three and nine months ended September 30, 2019, we issued 32,579 and 69,495 shares of restricted common stock for services and recorded an expense of $53,000 and $159,000 for the three and nine months ended September 30, 2019, which is included in general and administrative expense in the accompanying condensed consolidated statement of operations. The shares of common stock vested on the date of issuance and the fair value of the shares of common stock issued was based on the market price of our common stock on the date of vesting.

2013 Equity Incentive Plan

We have issued common stock, restricted stock units and stock option awards to employees, non-executive directors and outside consultants under the 2013 Equity Incentive Plan (“2013 Plan”), which was approved by our Board of Directors in February of 2013. The 2013 Plan allows for the issuance of up to 95,268 shares of our common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. As of September 30, 2019, there were no shares available under the 2013 Plan.

2014 Equity Incentive Plan

We have issued common stock, restricted stock units and stock options to employees, non-executive directors and outside consultants under the 2014 Equity Incentive Plan (“2014 Plan”), which was approved by our Board of Directors in November 2014. The 2014 Plan allows for the issuance of up to 190,477 shares of our common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. As of September 30, 2019, there were no shares available under the 2014 Plan.

2016 Equity Incentive Plan

On March 21, 2016, our Board of Directors approved the adoption of the 2016 Equity Incentive Plan and on October 20, 2016 adopted the Amended and Restated 2016 Equity Incentive Plan (“2016 Plan”). The 2016 Plan was then approved by our stockholders in November 2016. The 2016 Plan allows for the issuance of up to 190,477 shares of our common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. The 2016 Plan includes an evergreen provision in which the number of shares of common stock authorized for issuance and available for future grants under the 2016 Plan will be increased each January 1 after the effective date of the 2016 Plan by a number of shares of common stock equal to the lesser of: (a) 4% of the number of shares of common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of common stock set by our Board of Directors. In April 2019, our Board of Directors approved an increase of 84,051 shares of common stock to the shares authorized under the 2016 Plan in accordance with the evergreen provision in the 2016 Plan. As of September 30, 2019, 186,379 shares were available under the 2016 Plan.

Annex J-68

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

2019 Equity Incentive Plan

On April 16, 2019, our Board of Directors approved the adoption of the 2019 Equity Incentive Plan (“2019 Plan”). The 2019 Plan was then approved by our stockholders in May 2019. The 2019 Plan allows for the issuance of up to 400,000 shares of our common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. The 2019 Plan includes an evergreen provision in which the number of shares of common stock authorized for issuance and available for future grants under the 2019 Plan will be increased each January 1 after the effective date of the 2019 Plan by a number of shares of common stock equal to the lesser of: (a) 4% of the number of shares of common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of common stock set by our Board of Directors. As of September 30, 2019, 400,000 shares were available under the 2019 Plan.

Stock Options

For the nine months ended September 30, 2019 and 2018, the following weighted average assumptions were utilized for the calculation of the fair value of the stock options granted during the period using Black-Scholes:

	2019	2018
Expected life (in years)	7.2	6.25
Expected volatility	197.6%	201.3%
Average risk-free interest rate	2.80%	2.79%
Dividend yield	0%	0%
Grant date fair value	$8.66	$0.06

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. Expected volatility is based on the historical volatility of our common stock over the period commensurate with the expected life of the stock options. Expected life in years is based on the “simplified” method as permitted by ASC Topic 718. We believe that all stock options issued under its stock option plans meet the criteria of “plain vanilla” stock options. We use a term equal to the term of the stock options for all non-employee stock options. The risk-free interest rate is based on average rates for treasury notes as published by the Federal Reserve in which the term of the rate corresponds to the expected term of the stock options.

The following table summarizes the number of stock options outstanding and the weighted average exercise price:

	Options	Weighted average exercise price	Weighted remaining contractual life (years)	Aggregate intrinsic value
Outstanding at December 31, 2018	4,498	$14.63	9.2	$190
Granted	261	3.03	—	—
Exercised	—	—	—	—
Cancelled	(1,291)	(15.34)	—	—
Forfeited	—	—	—	—
Outstanding at September 30, 2019	3,468	$13.49	8.5	$55

Vested and Expected to Vest at September 30, 2019	3,468	$13.49	8.5	$55

Annex J-69

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

The aggregate intrinsic value is calculated as the difference between the exercise price of all outstanding stock options and the quoted price of our common stock at September 30, 2019. During the three and nine months ended September 30, 2019 and 2018, we recognized stock-based compensation from stock options of $1,000 and $5,000 and $6,000 and $9,000, respectively. As of September 30, 2019, compensation expense related to unvested options not yet recognized in the condensed consolidated statement of operations was approximately $18,000 and will be recognized over a remaining weighted-average term of 7.2 years.

Restricted Stock Units

The following table summarizes the restricted stock unit activity for the three months ended September 30, 2019:

Restricted Stock Units
Outstanding at December 31, 2018	175,765
Granted	31,607
Exchanged	—
Cancelled	—
Outstanding at September 30, 2019	207,372

Vested at September 30, 2019	157,292

The vested restricted stock units at September 30, 2019 have not settled and are not showing as issued and outstanding shares of the Company but are considered outstanding for earnings per share calculations. Settlement of these vested restricted stock units will occur on the earliest of (i) the date of termination of service of the employee or consultant, (ii) change of control of us, or (iii) 10 years from date of issuance. Settlement of vested restricted stock units may be made in the form of (i) cash, (ii) shares, or (iii) any combination of both, as determined by the board of directors and is subject to certain criteria having been fulfilled by the recipient.

We calculate the fair value of the restricted stock units based upon the quoted market value of the common stock at the date of grant. The grant date fair value of restricted stock units issued during the three and nine months ended September 30, 2019 was $26,000 and $110,000, respectively. For the three and nine months ended September 30, 2019 and 2018, we recognized $138,000 and $128,000 and $408,000 and $325,000, respectively, of stock-based compensation expense for the vested units. As of September 30, 2019, compensation expense related to unvested shares not yet recognized in the condensed consolidated statement of operations was approximately $525,000 and will be recognized over a remaining weighted-average term of 1.5 years.

Warrants

In January 2015, we issued 2,381 warrants with an exercise price of $31.50 per share to a former executive in connection with the January 2015 debenture. The warrants expire on January 21, 2020. The warrants contain anti-dilution protection, including protection upon dilutive issuances. In connection with the convertible debentures issued in 2015, the exercise price of these warrants was reduced to $9.45 per share and an additional 5,588 warrants were issued per the anti-dilution protection afforded in the warrant agreement during the year ended December 31, 2015. Warrants to purchase 7,969 shares of common stock remain outstanding as of September 30, 2019.

In connection with the convertible debentures in 2015, we issued warrants with an exercise price of $31.50 per share and expiration in 2020 to investors and placement agents. Warrants to purchase 7,379 shares of common stock remain outstanding as of September 30, 2019.

Annex J-70

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

In connection with the convertible debentures in 2016, we issued warrants to the investors and placement agents with an exercise price of $42.00 per share and expire in 2021. Warrants to purchase 40,201 shares of common stock remain outstanding as of September 30, 2019.

In connection with the public equity offering in March 2017, we issued Series A Warrants to purchase 244,455 shares of common stock at $15.75 per share and Series B Warrants to purchase 244,455 shares of common stock at $15.75 per share. The Series A Warrants expire in 2022. During 2018, certain investors elected to exercise 180,247 Series B Warrants and 953 Series A Warrants and the remaining Series B Warrants expired in March 2018. We also issued warrants to purchase 12,223 shares of common stock to our placement agent with an exercise price of $19.69 per share and expire in 2022, as well as in March 2018 we issued our placement agent warrants to purchase 8,219 shares of common stock with an exercise price of $19.69 per share and expire in 2023 in connection with the Series B Warrants exercised. Warrants to purchase 263,944 shares of common stock remain outstanding as of September 30, 2019.

In connection with the public equity offering in January 2019, we issued Series A Warrants to purchase 431,490 shares of common stock at $7.35 per share, Series B Warrants to purchase 431,490 shares of common stock at $8.40 per share and Series C Warrants to purchase 200,637 shares of common stock at $7.35 per share. The Series A and B Warrants expire in 2020 and 2024 respectively. The Series C Warrants were prefunded and have a nominal exercise price of $0.105 per share. We also issued warrants to purchase 32,362 shares of common stock to our placement agent with an exercise price of $9.19 per share and expire in 2024. Warrants to purchase 1,095,979 shares of common stock remain outstanding as of September 30, 2019.

For the nine months ended September 30, 2019, the following weighted average assumptions were utilized for the calculation of the fair value of the warrants issued during the period using Black-Scholes:

2019
Expected life (in years)	3.9
Expected volatility	147.1%
Average risk-free interest rate	2.40%
Dividend yield	0%

At September 30, 2019, there are 1,415,472 fully vested warrants outstanding. The weighted average exercise price of outstanding warrants at September 30, 2019 is $10.46 per share, the weighted average remaining contractual term is 2.99 years and the aggregate intrinsic value of the outstanding warrants is $0.

Net Loss per Share

Restricted stock units that are vested but which the issuance and delivery of the shares are deferred until the employee or director resigns are included in the basic and diluted net loss per share calculations.

The weighted average shares of common stock outstanding used in the basic and diluted net loss per share calculation for the three and nine months ended September 30, 2019 and 2018 was 2,081,139 and 2,043,117 and 2,622,822 and 1,926,575, respectively.

The weighted average restricted stock units vested but which issuance of the common stock is deferred until there is a change in control, a specified date in the agreement or the employee or director resigns which were used in the basic and diluted net loss per share calculation for the three and nine months ended September 30, 2019 and 2018 was 107,351 and 104,295 and 124,997 and 102,472, respectively.

Annex J-71

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

The following table shows the anti-dilutive shares excluded from the calculation of basic and diluted net loss per common share as of September 30, 2019 and 2018:

	As of September 30,
	2019	2018
Gross number of shares excluded:
Restricted stock units – unvested	50,080	65,366
Stock options	3,468	2,591
Warrants	1,415,472	313,496
Total	1,469,020	381,453

NOTE 8 — COMMITMENTS AND CONTINGENCIES

In May 2017, we entered into a commercial agreement with WWPIL, a wholly-owned subsidiary of Hikma Pharmaceuticals PLC (“Hikma”) (LSE: HIK) (NASDAQ Dubai: HIK) (OTC: HKMPY). Pursuant to the commercial agreement, WWPIL provided us with the rights to launch our branded, fluticasone propionate nasal spray USP, 50 mcg per spray (FlutiCare®), under WWPIL’s FDA approved ANDA No. 207957 in the U.S. in mid-November 2017. The initial term of the commercial agreement is for two years, and upon expiration of the initial term, the agreement will automatically renew for subsequent one-year terms unless either party notifies the other party in writing of its desire not to renew at least 90 days prior to the end of the then current term. The agreement requires us to meet certain minimum product batch purchase requirements in order for the agreement to continue to be in effect. In November 2019, we terminated the Hikma agreement because in our view Hikma failed to provide us with releasable product in the required timeline. We have, however, agreed to purchase the remainder of the one batch that we ordered in 2019.

Leases

We lease approximately 172,000 square feet of office and warehouse facilities under a non-cancellable operating lease. Our lease has a remaining term of 4 years, which represents the non-cancellable periods of the lease. We exclude extension options that are not reasonably certain to be exercised from our lease terms. Our lease payment consists of fixed rental payments for the right to use the underlying assets over the lease term as well as payments for common-area-maintenance and administrative services. We have also received customary incentives from our landlord for tenant improvements and rent abatement periods, which effectively reduce the total lease payments owed for the lease.

Operating lease right-of-use assets and liabilities on our condensed consolidated balance sheets represent the present value of our remaining lease payments over the remaining lease terms. We do not allocate lease payments to non-lease components; therefore, fixed payments for common-area-maintenance and administrative services are included in our operating lease right-of-use assets and liabilities. We use our incremental borrowing rate to calculate the present value of our lease payments, as the implicit rates in our lease is not readily determinable.

Annex J-72

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

As of September 30, 2019, the maturities of our operating lease were as follows (in thousands):

Remaining Lease Payments
2019	$65
2020	267
2021	274
2022	282
2023	94
Total remaining lease payments	982
Less: imputed interest	(229)
Total operating lease liabilities	753
Less: current portion	(162)
Long-term operating lease liabilities	591
Weighted-average remaining lease term	4 years
Weighted-average discount rate	15%

The components of our lease costs included in our condensed consolidated statement of operations consist of operating lease costs of $57,000 and $172,000 for the three and nine months ended September 30, 2019, respectively. Operating lease costs consist of the fixed lease payments included in our operating lease liability and are recorded on a straight-line basis over the lease term.

Litigation

James L. Yeager, Ph.D., and Midwest Research Laboratories, LLC v. lnnovus Pharmaceuticals, Inc.    In November 2019, we signed an amicable settlement term sheet with the Plaintiffs to settle the above matters with definitive settlement agreement expected to be executed on or before December 6, 2019.

Marin County District Attorney’s Letter.    On August 24, 2018, the Company received a letter from the Marin County District Attorney’s Office requesting substantiation for certain advertising claims made for certain of the Company’s products, DiabaSens®, and Apeaz® that were marketed and sold to customers in that County. The Marin County District Attorney’s Office is part of a larger ten county Northern California Task Force of district attorneys to handle customer protection matters. In November 2018, the Company responded through its regulatory attorneys to the Marin County’s District Attorney’s letter. In March 2019, the Company heard back from the Marin County District Attorney. In April 2019, the Company responded to the letter and in June 2019 the Company met with the Northern California Task Force. The Company is currently responding to additional due diligence requests from the Marin County District Attorney’s office.

In the ordinary course of business, we may face various claims brought by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property disputes, contractual disputes and other commercial disputes. Any of these claims could subject us to litigation. Management believes the outcomes of currently pending claims are not likely to have a material effect on our consolidated financial position and results of operations.

NOTE 9 — SUBSEQUENT EVENTS

In November 2019, the Company issued 58,334 shares of common stock to an investor related to the April 2019 Notes Payable which were not issued to such investor at the time of the agreement. The fair value of the shares of common stock were recorded as an accrued expense prior to the issuance of the shares.

Annex J-73

INNOVUS PHARMACEUTICALS, INC.
Notes to Condensed Consolidated Financial Statements
September 30, 2019
(Unaudited)

NOTE 9 — SUBSEQUENT EVENTS (cont.)

In November 2019, the Company issued 60,000 shares of common stock to an investor related to the October 2018 5% Note Payable which were not issued to such investor at the time of the amendment. The fair value of the shares of common stock were recorded as an accrued expense prior to the issuance of the shares.

In November 2019, the Company issued 34,114 shares of common stock to its former chairman of the board following his resignation from the Company. These shares were previously held as restricted stock units by such individual and in accordance with their terms were eligible to be converted to common shares upon termination.

On November 12, 2019, the Company entered into promissory note agreements and securities purchase agreements with two unrelated third-party investors in which the investors loaned the Company gross proceeds of $650,000 in consideration for the issuance of a 5% promissory note. The notes have an OID of $65,000 and require payment of $715,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable at maturity on July 12, 2020. As additional consideration for the purchase of the note, the Company issued 115,000 shares of restricted common stock to the investors.

On November 12, 2019, the Company entered into promissory note agreement and securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $400,000 in consideration for the issuance of a 5% promissory note. The notes have an OID of $46,000 and require payment of $446,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable in three tranches on May 12, 2020, August 12, 2020 and November 12, 2020. As additional consideration for the purchase of the note, the Company issued 81,633 shares of restricted common stock to the investor.

On November 12, 2019, the Company entered into promissory note agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $480,000 in consideration for the issuance of a promissory note. The note has an OID of $120,000 and requires payment of $600,000 in principal. The note does not bear an interest rate and the principal amount will be paid of approximately $45,000 per month with a remaining lump sum payment at May 30, 2020. As additional consideration for the purchase of the note, the Company issued 40,000 shares of restricted common stock to the investor.

The Company has evaluated subsequent events through the filing date of this Form 10-Q and determined that no additional subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosures in the notes thereto other than as disclosed in the accompanying notes to the condensed consolidated financial statements.

Annex J-74

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Innovus Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innovus Pharmaceuticals, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Hall & Company

We have served as the Company’s auditor since 2016

Irvine, CA

April 1, 2019

Annex J-75

INNOVUS PHARMACEUTICALS, INC.
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2018	December 31, 2017
ASSETS

Assets:
Cash	$1,248	$1,565
Accounts receivable, net	282	68
Prepaid expense and other current assets	1,116	363
Inventories	2,370	1,726
Total current assets	5,016	3,722

Property and equipment, net	247	62

Deposits	21	21
Goodwill	953	953
Intangible assets, net	3,890	4,273
Total assets	$10,127	$9,031

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable and accrued expense	$2,622	$2,607
Accrued compensation – current portion	1,252	1,118
Deferred revenue and customer deposits	108	25
Accrued interest payable	32	4
Derivative liabilities – warrants	—	59
Contingent consideration	—	29
Short-term loans payable	266	65
Current portion of notes payable, net of debt discount of $1,008 and $437, respectively	3,073	1,239
Total current liabilities	7,353	5,146

Deferred rent	181	—
Accrued compensation – less current portion	1,228	1,532
Contingent consideration – less current portion	1,256	1,450
Total non-current liabilities	2,665	2,982

Total liabilities	10,018	8,128

Commitments and contingencies

Stockholders’ equity:
Preferred stock: 7,500,000 shares authorized, at $0.001 par value, no shares issued and outstanding at December 31, 2018 and 2017, respectively	—	—
Common stock: 292,500,000 shares authorized, at $0.001 par value, 2,101,284 and 1,594,787 shares issued and outstanding at December 31, 2018 and 2017, respectively	2	2
Additional paid-in capital	43,967	36,541
Accumulated deficit	(43,860)	(35,640)
Total stockholders’ equity	109	903

Total liabilities and stockholders’ equity	$10,127	$9,031

See accompanying notes to these consolidated financial statements.

Annex J-76

INNOVUS PHARMACEUTICALS, INC.
Consolidated Statements of Operations
(in thousands, except weighted average share and per share amounts)

	For the Years Ended December 31,
	2018	2017
Net revenue:
Product sales, net	$22,879	$8,806
License revenue	9	10
Service revenue	509	—
Cooperative marketing revenue	593	—
Net revenue	23,990	8,816

Cost of product sales	4,325	1,848
Gross Profit	19,665	6,968

Operating expense:
Research and development	160	39
Sales and marketing	17,206	6,853
General and administrative	7,991	5,175
Total operating expense	25,357	12,067

Loss from operations	(5,692)	(5,099)

Other income (expense):
Interest expense	(1,446)	(872)
Loss on extinguishment of debt	(1,332)	(700)
Other income (expense), net	(13)	(7)
Fair value adjustment for contingent consideration	204	194
Change in fair value of derivative liabilities	—	(17)
Total other expense, net	(2,587)	(1,402)

Loss before provision for income taxes	(8,279)	(6,501)

Provision for income taxes	—	3

Net loss	$(8,279)	$(6,504)

Net loss per share of common stock – basic and diluted	$(4.16)	$(4.32)

Weighted average number of shares of common stock outstanding – basic and diluted	1,989,134	1,504,135

See accompanying notes to these consolidated financial statements.

Annex J-77

INNOVUS PHARMACEUTICALS, INC.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2018 and 2017
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2017	1,159,295	$1	$30,229	$(29,136)	$1,094

Common stock issued for services	27,535	—	629	—	629
Stock-based compensation	—	—	336	—	336
Common stock issued upon conversion of convertible debentures and accrued interest	122,240	—	1,471	—	1,471
Common stock issued for vested restricted stock units	877	—	—	—	—
Relative fair value of shares of common stock issued in connection with notes payable	26,905	—	217	—	217
Fair value of shares of common stock issued as financing fees in connection with notes payable	10,666	—	99	—	99
Common stock issued upon exercise of stock options	681	—	5	—	5
Sale of common stock and warrants, net of offering costs	244,445	1	3,306	—	3,307
Reclassification of embedded conversion feature derivative liability upon conversion of convertible debentures	—	—	204	—	204
Common stock issued for the prepayment of royalties due under CRI License Agreement	2,143	—	45	—	45
Net loss for year ended December 31, 2017	—	—	—	(6,504)	(6,504)

Balances at December 31, 2017	1,594,787	2	36,541	(35,640)	903

Common stock issued for services	2,603	—	23	—	23
Stock-based compensation	—	—	470	—	470
Exercise of warrants, net of offering costs	181,200	—	2,671	—	2,671
Common stock issued upon conversion of debt and interest	195,186	—	2,918	—	2,918
Common stock issued in connection with debt	90,644	—	959	—	959
Common stock issued for vested restricted stock units	6,797	—	—	—	—
Fair value of shares of common stock issued as financing fees in connection with notes payable	23,195	—	310	—	310
Shares issued in connection with asset purchase	6,872	—	75	—	75
Reclassification of warrant derivative liability upon adoption of ASU 2017-11	—	—	—	59	59
Net loss for year ended December 31, 2018	—	—	—	(8,279)	(8,279)

Balances at December 31, 2018	2,101,284	$2	$43,967	$(43,860)	$109

See accompanying notes to these consolidated financial statements.

Annex J-78

INNOVUS PHARMACEUTICALS, INC.
Consolidated Statements of Cash Flows
(In thousands, except share amounts)

	For the Year Ended December 31
	2018	2017
Cash flows from operating activities:
Net loss	$(8,279)	$(6,504)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	54	12
Allowance for doubtful accounts	—	7
Common stock, restricted stock units and stock options issued to employees, board of directors and consultants for compensation and services	491	1,136
Loss on extinguishment of debt	1,332	700
Change in fair value of contingent consideration	(204)	(194)
Change in fair value of derivative liabilities	—	17
Amortization of debt discount	1,369	778
Amortization of intangible assets	634	630
Changes in operating assets and liabilities, net of acquisition amounts		—
Accounts receivable	(213)	(42)
Prepaid expense and other current assets	(710)	112
Inventories	(542)	(1,126)
Deposits	—	(6)
Accounts payable and accrued expense	(207)	1,757
Accrued compensation	(171)	351
Deferred rent	181	—
Accrued interest payable	61	(3)
Deferred revenue and customer deposits	83	14
Net cash used in operating activities	(6,121)	(2,361)

Cash flows from investing activities:
Purchase of property and equipment	(238)	(45)
Acquisitions, net of cash acquired	(237)	—
Payment on contingent consideration	(19)	(13)
Net cash used in investing activities	(494)	(58)

Cash flows from financing activities:
Proceeds from short-term loans payable	313	—
Payments on short-term loans payable	(159)	(33)
Proceeds from notes payable and convertible debentures	5,470	1,650
Payments on notes payable	(2,181)	(426)
Proceeds from stock option and warrant exercises	2,853	5
Issuance of common stock for services	2	—
Proceeds from sale of common stock and warrants, net of offering costs	—	3,308
Payments on convertible debentures	—	(1,223)
Prepayment penalty on extinguishment of convertible debentures	—	(127)
Net cash provided by financing activities	6,298	3,154

Net change in cash	(317)	735

Cash at beginning of year	1,565	830

Cash at end of year	$1,248	$1,565

See accompanying notes to these consolidated financial statements.

Annex J-79

INNOVUS PHARMACEUTICALS, INC.
Consolidated Statements of Cash Flows – Continued
(In thousands, except share amounts)

	For the Year Ended December 31
	2018	2017
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$6
Cash paid for interest	$5	$90

Supplemental disclosures of non-cash investing and financing activities:
Common stock issued for conversion of convertible debentures, notes payable and accrued interest	$1,872	$1,093
Reclassification of the fair value of the embedded conversion features from derivative liability to additional paid-in capital upon conversion	$—	$204
Relative fair value of common stock issued in connection with notes payable recorded as debt discount	$959	$217
Fair value of common stock issued as financing fees in connection with notes payable recorded as debt discount	$310	$99
Offering costs in connection with warrant exercises included in accounts payable and accrued expenses	$181	$—
Cumulative adjustment to accumulated deficit for the fair value of the warrant derivative liability upon adoption of ASU 2017-11 on January 1, 2018	$59	$—
Fair value of non-forfeitable common stock issued to consultant included in accounts payable and accrued expense	$—	$360
Fair value of common stock issued for prepayment of future royalties due under the CRI License Agreement included in prepaid expense and other current assets	$—	$45
Proceeds from short-term loans payable for payment of business insurance premiums	$175	$98

See accompanying notes to these consolidated financial statements.
Annex J-80

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Innovus Pharmaceuticals, Inc., together with its subsidiaries as follows (collectively referred to as “Innovus” or the “Company”): Semprae Laboratories, Inc., a Delaware corporation (“Semprae”), FasTrack Pharmaceuticals, Inc., a Delaware corporation (“FasTrack”), Novalere, Inc., a Delaware corporation (“Novalere”), Supplement Hunt, Inc., a Nevada corporation (“Supplement Hunt”) and Prime Savings Club, Inc., a Nevada corporation (“Prime Savings Club”), is a Nevada formed, San Diego, California-based emerging over-the-counter (“OTC”) consumer goods and specialty pharmaceutical company engaged in the commercialization, licensing and development of safe and effective non-prescription medicine, consumer care products, supplements and certain related devices to improve men’s and women’s health and vitality, urology, brain health, pain, respiratory diseases, among others. The Company delivers innovative and uniquely presented and packaged health solutions through its (a) OTC medicines, devices, consumer and health products, and clinical supplements, which we market directly, (b) commercial retail and wholesale partners, and (c) directly to consumers through the Company’s proprietary Beyond Human® Sales & Marketing Platform including print media, on-line channels, websites, retailers and wholesalers. The Company is dedicated to being a leader in developing and marketing new OTC and branded Abbreviated New Drug Application (“ANDA”) products, supplements and certain related devices. Innovus actively pursues opportunities where existing prescription drugs have recently, or are expected to, change from prescription (or Rx) to OTC. These “Rx-to-OTC switches” require Food and Drug Administration (“FDA”) approval through a process initiated by the New Drug Application (“NDA”) holder.

The Company’s business model leverages its ability to (a) develop and build its current pipeline of proprietary products, and (b) to also acquire outright or in-license commercial products that are supported by scientific and/or clinical evidence, place them through the Company’s existing supply chain, retail and on-line (including our Amazon®, eBay®, Wish.com, Walmart.com®, and Walgreens.com on-line stores and other e-commerce business platforms) channels to tap new markets and drive demand for such products and to establish physician relationships. The Company currently sells its products direct to consumer primarily in the United States and Canada and sells to international commercial partners in multiple countries around the world

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and include all assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiaries: FasTrack Pharmaceuticals, Inc. (“FasTrak”), Semprae Laboratories, Inc. (“Semprae”), Novalere, Inc. (“Novalere”), Supplement Hunt, Inc. (“Supplement Hunt”) and Prime Savings Club, Inc. (“Prime Savings Club”). All material intercompany transactions and balances have been eliminated. Certain items have been reclassified to conform to the current year presentation.

Reverse Stock Split

On March 15, 2019, the Company’s Board of Directors approved to amend and restate the Company’s Charter to affect a one-for-105 reverse stock split of its issued and outstanding shares of common stock, but not the number of shares of common stock authorized for issuance under our Charter nor the par value of the common stock and preferred stock (the “Reverse Split”). The Annual Report financial statements and accompanying footnotes have been retroactively restated to reflect the reverse stock split.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Annex J-81

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Such management estimates include the allowance for doubtful accounts, sales returns and chargebacks, realizability of inventories, valuation of deferred tax assets, goodwill and intangible assets, valuation of contingent acquisition consideration, recoverability of long-lived assets, fair value of derivative liabilities and the valuation of equity-based instruments and beneficial conversion features. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Liquidity

The Company’s operations have been financed primarily through proceeds from convertible debentures and notes payable, sales of its common stock and revenue generated from its products domestically and internationally through the Company’s marketing platform and by its partners. These funds have provided Innovus with the resources to operate its business, sell and support its products, attract and retain key personnel and add new products to the Company’s portfolio. The Company has experienced net losses and negative cash flows from operations each year since its inception. As of December 31, 2018, the Company had an accumulated deficit of $43.9 million and a working capital deficit of $2.3 million.

In January 2019, the Company raised net cash proceeds of $2.7 million from the sale of common stock and warrants in a registered public offering (see Note 11). Additionally, during fiscal 2018, the Company raised $5.5 million in gross proceeds from the issuance of notes payable to six investors and $2.9 million in gross proceed from stock options and warrant exercised (see Notes 5, 7 and 11). The Company has also issued equity instruments in certain circumstances to pay for services from vendors and consultants.

As of December 31, 2018, the Company had $1.2 million in cash and $0.4 million held by merchant processors reported in other current assets and as of March 29, 2019, the Company had $1.7 million in cash and $0.6 million held by merchant processors. During the year ended December 31, 2018, the Company had net cash used in operating activities of $6.1 million. The Company expects that its existing capital resources, the proceeds received from the registered public offering in the first quarter of 2019 totaling $2.7 million (see Note 11), revenue from sales of its products and upcoming sales milestone payments from the commercial partners signed for its products will be sufficient to allow the Company to continue our operations, commence the product development process and launch selected products through at least the next 12 months. In addition, the Company’s CEO, who is also a significant shareholder, has deferred the remaining payment of his salary earned through June 30, 2016 of $1.2 million and will continue to defer such compensation if payment would jeopardize the ability of the Company to continue its operations. The Company’s actual needs will depend on numerous factors, including timing of introducing its products to the marketplace, its ability to attract additional international distributors for its products and the Company’s ability to in-license in non-partnered territories and/or develop new product candidates. Although no assurances can be given, the Company currently intends to raise additional capital through the sale of debt or equity securities to provide additional working capital, pay for further expansion and development of our business, and to meet current obligations. Such capital may not be available to the Company when it needs it or on terms acceptable to the Company, if at all.

Fair Value Measurement

The Company’s financial instruments are cash, accounts receivable, accounts payable, accrued liabilities, derivative liabilities, contingent consideration and debt. The recorded values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on their short-term nature. The fair values of the warrant derivative liabilities and embedded conversion feature derivative liabilities are based upon the Black Scholes Option Pricing Model (“Black-Scholes”) and the Path-Dependent Monte Carlo Simulation Model calculations, respectively, and are a Level 3 measurement (see Note 8). The fair value of the contingent acquisition consideration is based upon the present value of expected future payments under the terms of the agreements and is a Level 3 measurement (see Note 3). Based on borrowing rates currently available to the Company, the carrying values of the notes payable and short-term loans payable approximate their respective fair values.

Annex J-82

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to measurements involving significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

•        Level 1 measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•        Level 2 measurements are inputs other than quoted prices included in Level 1 that are observable either directly or indirectly.

•        Level 3 measurements are unobservable inputs.

Cash

Cash consists of cash held with financial institutions with original maturities of three months or less. Cash held with financial institutions may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation on such deposits.

Concentration of Credit Risk, Major Customers and Segment Information

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. Accounts receivable consist primarily of cooperative marketing sales which are managed by a third-party as well as a third-party seller of the Company’s products on e-commerce. The Company performs ongoing credit evaluations of its customers and generally do not require collateral.

Revenues consist primarily of product sales directly to end user customers. The Company has no customers that accounted for 10% or more of our total net revenue during the years ended December 31, 2018 and 2017. As of December 31, 2018, and 2017 two customers and four customers accounted for 78% and 72% of total net accounts receivable, respectively.

The Company categorizes revenue by geographic area based on selling location. All operations are currently located in the U.S. The Company’s U.S. and Canada sales represented 80% and 19%, respectively, of our total net product sales for the year ended December 31, 2018. The balance of the sales is to various other countries, none of which is 10% or greater.

The Company operates on the basis of a single reportable segment, which is the business of delivering over-the-counter medicines, consumer care products for men’s and women’s health and respiratory diseases, and other consumer care goods. The Company’s chief operating decision-maker is the Chief Executive Officer, who evaluates us as a single operating segment.

Concentration of Suppliers

The Company has manufacturing relationships with a number of vendors or manufacturers for its various products. Pursuant to these relationships, the Company purchases products through purchase orders with its manufacturers.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined on a first-in, first-out basis. The Company evaluates the carrying value of inventories on a regular basis, based on the price expected to be obtained for products in their respective markets compared with historical cost. Write-downs of inventories are considered to be permanent reductions in the cost basis of inventories.

Annex J-83

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company also regularly evaluates its inventories for excess quantities and obsolescence (expiration), taking into account such factors as historical and anticipated future sales or use in production compared to quantities on hand and the remaining shelf life of products and raw materials on hand. The Company establishes reserves for excess and obsolete inventories as required based on its analyses.

Property and Equipment

Property and equipment, including software, are recorded at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. The initial cost of property and equipment and software consists of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Business Combinations

The Company accounts for business combinations by recognizing the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair values on the acquisition date. The final purchase price may be adjusted up to one year from the date of the acquisition. Identifying the fair value of the tangible and intangible assets and liabilities acquired requires the use of estimates by management and was based upon currently available data. Examples of critical estimates in valuing certain of the intangible assets the Company has acquired or may acquire in the future include but are not limited to future expected cash flows from product sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies and patents and discount rates utilized in valuation estimates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Company’s estimate of relevant revenue or other targets, will be recognized in earnings in the period of the estimated fair value change. A change in fair value of the acquisition-related contingent consideration or the occurrence of events that cause results to differ from the Company’s estimates or assumptions could have a material effect on the consolidated statements of operations, financial position and cash flows in the period of the change in the estimate.

Goodwill and Intangible Assets

In accordance with FASB ASC 350, Intangibles — Goodwill and Other (“ASC 350”), goodwill and indefinite-lived intangible assets are not amortized, but rather are reviewed annually for impairment using December 31st carrying values, or when there is evidence that events or changes in circumstances indicate that the current carrying amounts may not be recovered. Under this standard, the Company annually has the option to first assess qualitatively, based on relevant events and circumstances, whether it is more likely than not that there has been an impairment, or perform a quantitative analysis, known as the “two-step” impairment process, to assess the existence of any such impairment. If the qualitative analysis shows that it is more likely than not that the fair value of a reporting unit is higher than its carrying amount, the quantitative two-step impairment process is not required. If the qualitative analysis fails, the quantitative two-step process analysis is required. The quantitative two-step impairment process consists as follows:

Step 1. The Company compares the fair value of each reporting unit to its carrying amount, including the existing goodwill. The fair value of each reporting unit is determined using a discounted cash flow valuation analysis. The carrying amount of each reporting unit is determined by specifically identifying and allocating the assets and liabilities to each reporting unit based on headcount, relative revenue or other methods as deemed appropriate by management. If the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and the Company then perform the second step of the impairment test. If the fair value of a reporting unit exceeds its carrying amount, no further analysis is required.

Annex J-84

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 2. If further analysis is required, the Company compares the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess.

Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations and a variety of other circumstances. If the Company determines that an impairment has occurred, it is required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. In evaluating the recoverability of the carrying value of goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the acquired assets. Changes in strategy or market conditions could significantly impact those judgments in the future and require an adjustment to the recorded balances.

The goodwill was recorded as part of the acquisition of Semprae that occurred on December 24, 2013, the acquisition of Novalere that occurred on February 5, 2015, and the asset acquisition of Beyond Human® that closed on March 1, 2016. There were no changes in the carrying value of the Company’s goodwill and no impairment of goodwill for the years ended December 31, 2018 and 2017.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from one to fifteen years. The useful life of the intangible asset is evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the assets. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet, if material. During the years ended December 31, 2018 and 2017, the Company did not recognize any impairment of its long-lived assets.

Debt Issuance Costs

Debt issuance costs represent costs incurred in connection with the notes payable and convertible debentures during the years ended December 31, 2018 and 2017. Debt issuance costs related to the issuance of the convertible debentures and notes payable are recorded as a reduction to the debt balances in the accompanying consolidated balance sheets. The debt issuance costs are being amortized to interest expense over the term of the financing instruments using the effective interest method.

Beneficial Conversion Feature

If a conversion feature of convertible debt is not accounted for separately as a derivative instrument and provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature

Annex J-85

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(“BCF”). A BCF is recorded by the Company as a debt discount. The Company amortizes the discount to interest expense over the life of the debt using the effective interest rate method.

Derivative Liabilities

Prior to the adoption of ASU 2017-11, the warrants issued in connection with the January 2015 non-convertible debenture to a former executive were measured at fair value and classified as a liability because these warrants contain anti-dilution protection and therefore, could not be considered indexed to our own stock which was a requirement for the scope exception as outlined previously under FASB ASC 815. The estimated fair value of the warrants was determined using the Probability Weighted Black-Scholes Model. The fair value was affected by changes in inputs to that model including the Company’s stock price, expected stock price volatility, the contractual term and the risk-free interest rate. Upon the adoption of ASU 2017-11 on January 1, 2018, the Company no longer classifies the fair value of these warrants as a liability (see Note 8).

Debt Extinguishment

Any gain or loss associated with debt extinguishment is recorded in the consolidated statements of operations in the period in which the debt is considered extinguished. Third party fees incurred in connection with a debt restructuring accounted for as an extinguishment are capitalized. Fees paid to third parties associated with a term debt restructuring accounted for as a modification are expensed as incurred. Third party and creditor fees incurred in connection with a modification to a line of credit or revolving debt arrangements are considered to be associated with the new arrangement and are capitalized.

Income Taxes

Income taxes are provided for using the asset and liability method whereby deferred tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of the assets and liabilities. The Company provides a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this standard, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. There were no uncertain tax positions at December 31, 2018 and 2017 (see Note 9).

Revenue Recognition and Deferred Revenue

The Company generates revenue from product sales and the licensing of the rights to market and commercialize our products.

Revenue is measured based on consideration specified in a contract with a customer. A contract with a customer exists when the Company enters into an enforceable contract with a customer. The contract is based on either the acceptance of standard terms and conditions on the websites for e-commerce customers and via telephone with our third-party call center for our print media and direct mail customers, or the execution of terms and conditions contracts with retailers and wholesalers. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. Consideration is typically paid prior to shipment via credit card or check when products are sold direct to consumers or approximately 30 days from the time control is transferred when sold to wholesalers, distributors and retailers. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience and, in some circumstances, published credit and financial information pertaining to the customer.

Annex J-86

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A performance obligation is a promise in a contract to transfer a distinct product to the customer, which for the Company is transfer of over-the-counter drug and consumer care products to its customers. Performance obligations promised in a contract are identified based on the goods that will be transferred to the carrier who takes control of the product that are both capable of being distinct and are distinct in the context of the contract, whereby the transfer of the goods is separately identifiable from other promises in the contract.

The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. The transaction price is determined based on the consideration to which we will be entitled to receive in exchange for transferring goods to the customer. We issue refunds to e-commerce and print media customers, upon request, within 30-90 days of delivery. We estimate the amount of potential refunds at each reporting period using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors. For retailers, distributors and wholesalers, we do not offer a right of return or refund and revenue is recognized at the time products are shipped to customers. In all cases, judgment is required in estimating these reserves. Actual claims for returns could be materially different from the estimates. The estimated reserve for sales returns and allowances, which is included in accounts payable and accrued expense, was approximately $194,000 and $53,000 at December 31, 2018 and December 31, 2017, respectively.

The Company recognizes revenue when we satisfy a performance obligation in a contract by transferring control over a product to a customer when product is shipped. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfilment cost and are included in cost of product sales.

The Company enters into exclusive distributor and license agreements that are within the scope of ASC Topic 606. The license agreements we enter into normally generate three separate components of revenue: (1) an initial nonrefundable payment due on signing or when certain specific conditions are met; (2) royalties that are earned on an ongoing basis as sales are made or a pre-agreed transfer price; and (3) sales-based milestone payments that are earned when cumulative sales reach certain levels. Revenue from the initial nonrefundable payments or licensing fee is recognized when all required conditions are met. If the consideration for the initial license fee is for the right to sell the licensed product in the respective territory with no other required conditions to be met, such type of nonrefundable license fee arrangement for the right to sell the licensed product in the territory is recognized ratably over the term of the license agreement. For arrangements with licenses that include sales-based royalties, including sales-based milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied. The achievement of the sales-based milestone underlying the payment to be received predominantly relates to the licensee’s performance of future commercial activities.

Cost of Product Sales

Cost of product sales includes the cost of inventories, shipping costs, warehouse labor costs, royalties and inventory reserves. The Company is required to make royalty payments based upon the net sales of three of its marketed products, Zestra®, Sensum+® and Vesele®. In October 2017, the royalty obligation for Vesele® ended and in 2018 the royalty obligation for Zestra® has ended in accordance with the terms of the agreement.

Advertising Expense

Advertising costs, which primarily includes print and online media advertisements, are expensed as incurred and are included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising costs were approximately $14.1 and $5.4 million for the years ended December 31, 2018 and 2017, respectively.

Annex J-87

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and Development Costs

Research and development (“R&D”) costs, including research performed under contract by third parties, are expensed as incurred. Major components of R&D expense consist of salaries and benefits, testing, post marketing clinical trials, material purchases and regulatory affairs.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718, Stock Based Compensation. All stock-based payments to employees and directors, including grants of stock options, warrants, restricted stock units (“RSUs”) and restricted stock, are recognized in the consolidated financial statements based upon their estimated fair values. The Company uses Black-Scholes to estimate the fair value of stock-based awards. The estimated fair value is determined at the date of grant. FASB ASC 718 requires that stock-based compensation expense be based on awards that are ultimately expected to vest. As a result of the adoption of ASU No. 2016-09 as of January 1, 2017, the Company has made an entity-wide accounting policy election to account for forfeitures when they occur.

Except for transactions with employees and directors that are within the scope of FASB ASC 718, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Equity Instruments Issued to Non-Employees for Services

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows FASB guidance. As such, the value of the applicable stock-based compensation is periodically remeasured, and income or expense is recognized during the vesting terms of the equity instruments. The measurement date for the estimated fair value of the equity instruments issued is the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the estimated fair value of the equity instrument is primarily recognized over the term of the consulting agreement. According to FASB guidance, an asset acquired in exchange for the issuance of fully vested, nonforfeitable equity instruments should not be presented or classified as an offset to equity on the grantor’s balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company records the estimated fair value of nonforfeitable equity instruments issued for future consulting services as prepaid expense and other current assets in our consolidated balance sheets.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding and vested but deferred RSUs during the period presented. Diluted net loss per share is computed using the weighted average number of common shares outstanding and vested but deferred RSUs during the periods plus the effect of dilutive securities outstanding during the periods. For the years ended December 31, 2018 and 2017, basic net loss per share is the same as diluted net loss per share as a result of our common stock equivalents being anti-dilutive. See Note 7 for more details.

Change in Accounting Principle

On January 1, 2018, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features. This ASU requires that when determining whether certain financial instruments should be classified as

Annex J-88

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. As a result, a freestanding equity-linked financial instrument no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. The Company elected to use the modified retrospective transition method, where the cumulative effect of the initial application is recognized as an adjustment to opening retained earnings at January 1, 2018. As a result of the adoption of this ASU, the Company recorded a cumulative-effect adjustment to the consolidated statement of financial position as of January 1, 2018 of $59,000 for the warrants previously classified as a derivative liability due to a down round provision included in the terms of the warrant agreement. Therefore, the cumulative-effect adjustment was recorded as a reduction in accumulated deficit and derivative liabilities in the accompanying condensed consolidated balance sheet as of January 1, 2018. The adoption of this ASU did not have an impact on the Company’s condensed consolidated results of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and ASC 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. ASU 2016-02 is effective for the Company beginning in the first quarter of 2019 and will be adopted using a modified retrospective approach by recognizing a cumulative-effect adjustment to the opening balance of retained earnings on December 31, 2018. We will continue to report financial years ended before December 31, 2018 under the current lease accounting standard.

We elected the standard’s package of practical expedients on adoption, which allows us to carry forward our historical assessment of whether existing agreements contain a lease and the classification of our existing lease agreements as either operating or capital (referred to as operating or financing leases in the new standard). We did not elect the standard’s hindsight practical expedient on adoption. The standard also provides practical expedients for ongoing lessee accounting after adoption. We expect to elect this practical expedient to not separate lease and non-lease components for our real-estate leases and will therefore allocate all fixed lease payments, which may include management fees and common-area-maintenance charges, to our operating lease liabilities and corresponding right-of-use assets.

The Company is currently implementing ASU 2016-02 in the first quarter of 2019 and it expects the primary impact to the consolidated financial position upon adoption will be the recognition, on a discounted basis, of the minimum commitments on the consolidated balance sheet under our sole noncancelable operating lease for the Company’s facility in San Diego resulting in the recording of a right of use asset and lease obligation. The current minimum commitment under the noncancelable operating lease is disclosed in Note 10.

Annex J-89

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. This update is effective for annual and interim periods beginning after December 15, 2019, and interim periods within that reporting period. While the Company is still in the process of completing our analysis on the impact this guidance will have on the consolidated financial statements and related disclosures, the Company does not expect the impact to be material.

In June 2018, the FASB issued ASU 2018-07 which aligns the accounting for share-based payment awards issued to nonemployees with those issued to employees. Under the new guidance, the nonemployee awards will be measured on the grant date and compensation costs will be recognized when achievement of the performance condition is probable. This new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the new guidance and does not expect it to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 which modifies the disclosure requirements for recurring and nonrecurring fair value measurements, primarily those surrounding Level 3 fair value measurements and transfers between Level 1 and Level 2. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that reporting period. The Company is currently evaluating the new guidance and does not expect it to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU also requires the entity to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. This ASU becomes effective for the Company in the year ending December 31, 2020 and early adoption is permitted. The Company is currently assessing the impact that this ASU will have on its consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Clarifying the Interaction Between Topic 808 and Topic 606, which clarifies when transactions between participants in a collaborative arrangement are within the scope of the FASB’s revenue standard, Topic 606. This ASU becomes effective for the Company in the year ending December 31, 2020 and early adoption is permitted. The Company is currently assessing the impact that this ASU will have on its consolidated financial statements.

NOTE 2 — LICENSE AGREEMENTS

In-License Agreements

Seipel Group Pty Ltd. In-License Agreement

On September 29, 2016, the Company and Seipel Group Pty Ltd. (“SG”) entered into a license and purchase agreement (“SG License Purchase Agreement”) pursuant to which the Company acquired the exclusive rights to use, market and sell SG’s proprietary bladder health dietary supplement formula in the U.S. and worldwide. Under this agreement, the Company has agreed to minimum purchase order requirements of 25,000 bottles per calendar quarter beginning 12 months after its initial order to retain exclusivity of which the Company has met through December 31, 2018.

Annex J-90

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 2 — LICENSE AGREEMENTS (cont.)

Out-License Agreements

Acerus Pharmaceuticals Corporation Agreement

On January 5, 2018, the Company entered into an exclusive ten-year license agreement with Acerus Pharmaceuticals Corporation, a Canadian company (“Acerus”), under which the Company granted to Acerus an exclusive license to market and sell UriVarx® in Canada. Under the agreement, Innovus received a non-refundable upfront payment and will be eligible to receive up to CAD $1.65 million (USD $1.21 million at December 31, 2018) in milestone payments based on Acerus achieving certain sales targets and the Company will sell UriVarx® to Acerus at an agreed-upon transfer price. Acerus also has minimum annual purchase requirements for UriVarx® during the term of the agreement.

During 2018, the Company received an upfront payment totaling $78,000 (CAD $100,000) which is being recognized over the term of the ten-year license agreement. As of December 31, 2018, $70,000 of the upfront payment is included in deferred revenue and customer deposits in the accompanying consolidated balance sheet. The Company believes the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future minimum order quantities. During the year ended December 31, 2018, the Company recognized revenue for the sale of products related to this agreement of $311,000. Additionally, the Company agreed to provide sales and marketing, fulfillment, and customer service support to Acerus throughout the fiscal year. During the year ended December 31, 2018, the Company recognized revenue of $509,000 relating to such services provided. In addition, in order to retain exclusivity of this product in Canada, Acerus is obligated to purchase an additional 35,000 units during 2019.

Lavasta Pharma FZ-LLC Agreement

On January 18, 2018, the Company entered into an exclusive ten-year license agreement with Lavasta Pharma FZ-LLC, a Dubai company (“Lavasta”), under which it granted to Lavasta an exclusive license to market and sell ProstaGorx® in the Kingdom of Saudi Arabia, Algeria, Egypt, the United Arab Emirates, Lebanon, Jordan, Kuwait, Morocco, Tunisia, Bahrain, Oman, Qatar, and Turkey, among other countries. If any country in the territory under this agreement is ever listed on the U.S. Department of Treasury’s restricted OFAC List or other list of countries that a U.S. OTC pharma company cannot do business with, then such country shall be removed from the list of countries included in the territory in this agreement for such applicable restricted period. Under the agreement, the Company received a non-refundable upfront payment and will sell products to Lavasta at an agreed-upon transfer price. Lavasta also has minimum annual purchase requirements for the products during the term of the agreement.

During 2018, the Company received an upfront payment totaling $25,000 which is being recognized over the term of the ten-year license agreement. As of December 31, 2018, $23,000 of the upfront payment is included in deferred revenue and customer deposits in the accompanying condensed consolidated balance sheet. The Company believes the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future minimum order quantities.

On October 19, 2018, the Company entered into an Amendment No. 1 to the Exclusive Distributor and License Agreement pursuant to which the Company agreed to add Iran as an additional country for exclusive distribution. In exchange, the Company received an additional upfront payment totaling $15,000 which is being recognized over the remaining term of the ten-year license agreement.

During the year ended December 31, 2018, the Company recognized revenue of $156,000 for the sale of products related to this agreement.

Annex J-91

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 2 — LICENSE AGREEMENTS (cont.)

Luminarie Pty Ltd. Agreement

On May 16, 2017, the Company entered into an exclusive ten-year license agreement with Luminarie Pty Ltd., an Australia company (“Luminarie”), under which Innovus granted to Luminarie an exclusive license to market and sell its topical treatment for FSI/AD Zestra® and Zestra Glide® in Australia, New Zealand and the Philippines. Luminarie received approval for Zestra® as a Class I Medical Device in Australia in July 2017 and New Zealand in September 2017. Luminarie is obligated to order certain minimum annual quantities of Zestra® and Zestra Glide® at a pre-negotiated transfer price per unit during the term of the agreement. During the year ended December 31, 2018 and 2017, the Company did not recognize any revenue for the sale of products related to this agreement.

Densmore Pharmaceutical International Agreement

On April 24, 2017, the Company entered into an exclusive ten-year license agreement with Densmore Pharmaceutical International, a Monaco company (“Densmore”), under which Innovus granted to Densmore an exclusive license to market and sell its topical treatment for Female Sexual Interest/Arousal Disorder (“FSI/AD”) Zestra® in France and Belgium. Under the agreement, the Company received a non-refundable upfront payment of $8,000 which was recognized as revenue in the accompanying consolidated statement of operations for the year ended December 31, 2017. The Company believes the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future minimum order quantities. Densmore is obligated to order certain minimum annual quantities of Zestra® at a pre-negotiated transfer price per unit during the term of the agreement. During the years ended December 31, 2018 and 2017, the Company recognized revenue for the sale of products related to this agreement of $0 and $100,000, respectively. In July 2017, the Company entered into an amendment to the agreement with Densmore to expand the product territory to Singapore and Vietnam.

LI USA Co. Agreement

On November 9, 2016, the Company entered into an exclusive ten-year license agreement with J&H Co. LTD, a South Korea company (“J&H”), under which Innovus granted to J&H an exclusive license to market and sell its topical treatment for Female Sexual Interest/Arousal Disorder (“FSI/AD”) Zestra® and Zestra Glide® in South Korea. Under the agreement, J&H is obligated to order minimum annual quantities of Zestra® and Zestra Glide® totaling $2.0 million at a pre-negotiated transfer price per unit through March 2018. The minimum annual order quantities by J&H are to be made over a 12-month period following the approval of the product by local authorities and beginning upon the completion of the first shipment of product. Our partner received the approval to import the product and placed its first order in March 2017. During the years ended December 31, 2018 and 2017, we recognized $82,000 and $60,000, respectively, in revenue for the sale of products related to this agreement.

On October 26, 2017, the exclusive license and distributor rights under this agreement were assigned to LI USA Co., a U.S. company (“LI USA”), from J&H and LI USA is now the distributor under this agreement. LI USA is controlled by the same original owners as J&H. All terms and conditions of the original agreement remain intact. During 2018, LI USA did not meet its minimum annual order quantities and therefore is not in compliance with the license agreement to maintain its exclusivity.

Sothema Laboratories Agreement

On September 23, 2014, the Company entered into an exclusive license agreement with Sothema Laboratories, SARL, a Moroccan publicly traded company (“Sothema”), under which Innovus granted to Sothema an exclusive license to market and sell Zestra® (based on the latest Canadian approval of the indication) and Zestra Glide® in several Middle Eastern and African countries (collectively the “Territory”). Under the agreement, the Company received an upfront payment of $200,000 and is eligible to receive additional consideration upon and subject to the achievement of sales milestones based on cumulative supplied units of the licensed products in the Territory, plus a pre-negotiated transfer price per unit. The Company believes the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future sales-based milestones.

Annex J-92

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 2 — LICENSE AGREEMENTS (cont.)

On July 25, 2018, the Company entered into sub-license agreement with Sothema and Lavasta under which the Company agreed to allow Sothema to subcontract the importation, distribution sale and promotion for the products under the exclusive license agreement in Egypt, Iraq, Jordan, Algeria, Tunisia, Libya, the UAE and Saudi Arabia.

As the sales-based milestones do not meet the definition of a milestone under ASC 606, the Company will recognize the revenue from the milestone payments when the cumulative supplied units’ volume is met. During the years ended December 31, 2018 and 2017, the Company did not recognize any revenue for the sales of products related to this agreement, and no revenue was recognized for the sales-based milestones of the agreement.

Orimed Pharma Agreement

On September 18, 2014, the Company entered into a twenty-year exclusive license agreement with Orimed Pharma (“Orimed”), an affiliate of JAMP Pharma, under which Innovus granted to Orimed an exclusive license to market and sell in Canada Zestra®, Zestra Glide®, its topical treatment for premature ejaculation EjectDelay® and our product Sensum+® to increase penile sensitivity. Under the agreement, the Company received an upfront payment of $100,000 and is eligible to receive additional consideration upon and subject to the achievement of sales milestones based on cumulative gross sales in Canada by Orimed plus double-digit tiered royalties based on Orimed’s cumulative net sales in Canada. The Company believes the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future sales-based milestones.

As the sales-based milestones do not meet the definition of a milestone under ASC 606, the Company will recognize the revenue from the milestone payments when the cumulative gross sales volume is met. The Company recognizes the revenue from the royalty payments on a quarterly basis when the cumulative net sales have been determined. During the years ended December 31, 2018 and 2017, under this agreement the Company recognized $98,000 and $31,000, respectively, in net revenue for the sales of products and no revenue was recognized for the sales-based milestones. During the years ended December 31, 2018 and 2017, we recognized royalty payments of $13,000 and $4,000, respectively.

NOTE 3 — BUSINESS AND ASSET ACQUISITIONS

Acquisition of Supplement Hunt

On December 14, 2018 (the “Closing Date”), the Company entered into an Asset Purchase Agreement, pursuant to which the Company acquired substantially all of the assets of 2464573 Ontario Inc. (the “Seller”) in exchange for $221,000. The assets acquired include the website of www.supplementhunt.com, an online supplement store, offering low price vitamins and supplements from protein and superfoods to recovery formulas, inventory valued at $96,000, customer email list, and a back-end system which manages orders. The Company recorded intangible assets totaling $125,000. The Company believes this business complements our existing business while introducing a new client demographic for existing products and future products in the Company’s pipeline.

Acquisition of Novalere in 2015

On February 5, 2015 (the “Closing Date”), Innovus, Innovus Pharma Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Innovus (“Merger Subsidiary I”), Innovus Pharma Acquisition Corporation II, a Delaware corporation and a wholly-owned subsidiary of Innovus (“Merger Subsidiary II”), Novalere FP, Inc., a Delaware corporation (“Novalere FP”) and Novalere Holdings, LLC, a Delaware limited liability company (“Novalere Holdings”), as representative of the shareholders of Novalere (the “Novalere Stockholders”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Subsidiary I merged into Novalere and then Novalere merged with and into Merger Subsidiary II (the “Merger”), with Merger Subsidiary II surviving as a wholly-owned subsidiary of Innovus. Pursuant to the articles of merger effectuating the Merger, Merger Subsidiary II changed its name to Novalere, Inc.

Annex J-93

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 3 — BUSINESS AND ASSET ACQUISITIONS (cont.)

With the Merger, the Company acquired the worldwide rights to market and sell the FlutiCare® brand (fluticasone propionate nasal spray) and the related third-party manufacturing agreement for the manufacturing of FlutiCare® (“Acquisition Manufacturer”) from Novalere FP. The OTC Abbreviated New Drug Application (“ANDA”) for fluticasone propionate nasal spray was filed at the end of 2014 by the Company’s third-party manufacturer and partner, who is currently selling the prescription version of the drug, with the FDA and the OTC ANDA still subject to FDA approval. An ANDA is an application for a U.S. generic drug approval for an existing licensed medication or approved drug. A prescription ANDA (“RX ANDA”) is for a generic version of a prescription pharmaceutical and an OTC ANDA is for a generic version of an OTC pharmaceutical.

Due to the delay in approval of the Acquisition Manufacturer’s OTC ANDA by the FDA, in May 2017, the Company announced a commercial relationship with a different third-party manufacturer (West-Ward Pharmaceuticals International Limited or “WWPIL”) who has an FDA approved OTC ANDA for fluticasone propionate nasal spray under which they have agreed to manufacture the Company’s FlutiCare® OTC product for sale in the U.S. (see Note 10). The Company currently still anticipates that the OTC ANDA filed in November 2014 by the Acquisition Manufacturer with the FDA may be approved in 2019. As the Company holds the worldwide rights to market and sell FlutiCare® under the manufacturing agreement with the Acquisition Manufacturer, the Company believes the agreement with the Acquisition Manufacturer will still provide it with the opportunity to market and sell FlutiCare® ex-U.S. and, if the OTC ANDA is approved by the FDA, a second source of supply within the U.S., if ever needed.

Under the terms of the Merger Agreement, at the Closing Date, the Novalere Stockholders received 50% of the Consideration Shares (the “Closing Consideration Shares”) and the remaining 50% of the Consideration Shares (the “ANDA Consideration Shares”) were to be delivered only if an ANDA of Fluticasone Propionate Nasal Spray of Novalere Manufacturing Partners (the “Target Product”) was approved by the FDA (the “ANDA Approval”). A portion of the Closing Consideration Shares and, if ANDA Approval was obtained prior to the 18-month anniversary of the Closing Date, a portion of the ANDA Consideration Shares, would have been held in escrow for a period of 18 months from the Closing Date to be applied towards any indemnification claims by the Company pursuant to the Merger Agreement.

In addition, the Novalere Stockholders are entitled to receive, if and when earned, earn-out payments (the “Earn-Out Payments”). For every $5.0 million in Net Revenue (as defined in the Merger Agreement) realized from the sales of FlutiCare® through the manufacturing agreement with the Acquisition Manufacturer, the Novalere Stockholders will be entitled to receive, on a pro rata basis, $500,000, subject to cumulative maximum Earn-Out Payments of $2.5 million. The Novalere Stockholders are only entitled to the Earn-Out Payments from the Acquisition Manufacturer’s OTC ANDA under review by the FDA and have no earn-out rights to the sales of FlutiCare® supplied by WWPIL under the commercial agreement entered into in May 2017.

On November 12, 2016, the Company entered into an Amendment and Supplement to a Registration Rights and Stock Restriction Agreement (the “Agreement”) with Novalere Holdings pursuant to which the Company agreed to issue 121,989 shares of our common stock (the “Novalere Shares”) that were issuable pursuant to agreement upon the approval of the Acquisition Manufacturer’s OTC ANDA for fluticasone propionate nasal spray by the FDA. In connection with the issuance of the Novalere Shares, Novalere Holdings also agreed to certain restrictions, and to an extension in the date to register the Novalere Shares and all other shares of the Company’s common stock held by Novalere Holdings until the second quarter of 2017. In the event a registration statement to register the Novalere Shares was not filed by February 1, 2017, and did not become effective by May 15, 2017, the Company would have been required to issue additional shares of common stock as a penalty to Novalere Holdings equal to 10% of the total shares to be registered of 243,978. The Company filed a Registration Statement on Form S-1 on February 1, 2017 to register the 243,978 shares of common stock issued to Novalere Holdings and the Form S-1 was declared effective on March 15, 2017. As a result of the issuance of the Novalere Shares, the fair value of the Novalere Shares on the date of issuance of $3.0 million was reclassified from liabilities to equity. The remaining 1,323 ANDA consideration shares not issuable yet and will be issued upon FDA approval of the ANDA filed by the Acquisition Manufacturer and the estimated fair value of such remaining shares of $7 and $9,000 is included in contingent consideration

Annex J-94

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 3 — BUSINESS AND ASSET ACQUISITIONS (cont.)

in the accompanying consolidated balance sheets at December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, there were decreases in the estimated fair value of the remaining 1,323 ANDA consideration shares totaling $2,000 and $23,000, respectively, which is included in fair value adjustment for contingent consideration in the accompanying consolidated statements of operations.

As of December 31, 2018, the Company does not owe any earn-out payments as the agreement stipulates that the sales of Fluticare® must be through the manufacturing agreement with the Acquisition Manufacturer who has not received OTC ANDA approval. There was no change to the estimated fair value of the future earn-out payments of $1.2 million during the years ended December 31, 2018 and 2017.

NOTE 4 — ASSETS AND LIABILITIES

Inventories

Inventories consist of the following (dollars in thousands):

	December 31,
	2018	2017
Raw materials and supplies	$238	$165
Work in process	96	153
Finished goods	2,036	1,408
Total	$2,370	$1,726

Property and Equipment

Property and equipment consist of the following (dollars in thousands):

	December 31,
	2018	2017
Computer equipment	$45	$22
Office furniture and fixtures	82	34
Leasehold improvements	186	25
Production equipment	285	278
Software	339	339
Total cost	937	698
Less accumulated depreciation	(690)	(636)
Property and equipment, net	$247	$62

Depreciation expense for the years ended December 31, 2018 and 2017 was $54,000 and $12,000 respectively.

Annex J-95

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 4 — ASSETS AND LIABILITIES (cont.)

Intangible Assets

Amortizable intangible assets consist of the following (dollars in thousands):

	December 31, 2018			Useful Lives (years)
	Amount	Accumulated Amortization	Net Amount
Patent & Trademarks	$654	$(161)	$493	7 – 15
Customer Contracts	625	(311)	314	10
Sensum+® License (from CRI)	234	(131)	103	10
Vesele® Trademark	25	(12)	13	8
Beyond Human® Website and Trade Name	222	(112)	110	5 – 10
Novalere Manufacturing Contract	4,681	(1,824)	2,857	10
Other Beyond Human® Intangible Assets	5	(5)	—	1 – 3
Total	$6,446	$(2,556)	$3,890
	December 31, 2018			Useful Lives (years)
	Amount	Accumulated Amortization	Net Amount
Patent & Trademarks	$418	$(125)	$293	7 – 15
Customer Contracts	611	(250)	361	10
Sensum+® License (from CRI)	234	(107)	127	10
Vesele® Trademark	25	(10)	15	8
Beyond Human® Website and Trade Name	222	(72)	150	5 – 10
Novalere Manufacturing Contract	4,681	(1,356)	3,325	10
Other Beyond Human® Intangible Assets	5	(3)	2	1 – 3
Total	$6,196	$(1,923)	$4,273

Amortization expense for the years ended December 31, 2018 and 2017 was $634,000 and $630,000 respectively. The following table summarizes the approximate expected future amortization expense as of December 31, 2018 for intangible assets (dollars in thousands):

2019	$706
2020	699
2021	657
2022	614
2023	578
Thereafter	636
Total	$3,890

Annex J-96

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 4 — ASSETS AND LIABILITIES (cont.)

Prepaid Expense and Other Current Assets

Prepaid expense and other current assets consist of the following (dollars in thousands):

	December 31,
	2018	2017
Prepaid insurance	$173	$110
Prepaid inventory	251	125
Merchant net settlement reserve receivable	445	—
Prepaid consulting and other expense	111	83
Prepaid CRI royalties	45	45
Other receivables	91	—
Total	$1,116	$363

Accounts Payable and Accrued Expense

Accounts payable and accrued expense consist of the following (dollars in thousands):

	December 31,
	2018	2017
Accounts payable	$1,845	$2,306
Accrued credit card balances	215	73
Accrued royalties	25	132
Sales returns and allowances	194	53
Accrual for stock to be issued to consultants	131	43
Accrued other	212	—
Total	$2,622	$2,607

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES

Short-Term Loan Payable

The short-term loan payable consists of the financing of our business insurance premiums with a third party totaling $175,000. Under the financing agreements the Company is required to make nine monthly installment payments of $16,000 and six monthly installment payments of $6,000 both of which include interest. The balance outstanding as of December 31, 2018 was approximately $108,000.

Additionally, the Company has entered into short-term loans with certain merchant processors throughout the year. These loans are repaid using processed sales. The balance outstanding as of December 31, 2018 was approximately $157,000 relating to these short-term loans.

Annex J-97

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

Notes Payable

The following table summarizes the outstanding notes payable at December 31, 2018 and 2017 (dollars in thousands):

	2018	2017
Notes payable:
February 2016 Note Payable	$—	$55
September 2017 5% Notes Payable	—	165
October and December 2017 Notes Payable	—	1,066
December 2017 5% Note Payable	—	390
January and March 2018 Notes Payable	112	—
February and March 5% Notes Payable	250	—
July 2018 5% Notes Payable	550	—
August 2018 Notes Payable	800	—
September 2018 5% Notes Payable	390	—
October 2018 5% Notes Payable	550	—
November and December 2018 Notes Payable	1,429	—
Total notes payable	4,081	1,676
Less: Debt discount	(1,008)	(437)
Carrying value	3,073	1,239
Less: Current portion	(3,073)	(1,239)
Notes payable, net of current portion	$—	$—
The following table summarizes the future minimum payments as of December 31, 2018 for the notes payable (dollars in thousands):
2019		$4,081

February 2016 Note Payable

On February 24, 2016, the Company and SBI Investments, LLC, 2014-1 (“SBI”) entered into an agreement in which SBI loaned us gross proceeds of $550,000 pursuant to a purchase agreement, 20% secured promissory note and security agreement (“February 2016 Note Payable”), all dated February 19, 2016 (collectively, the “Finance Agreements”), to purchase substantially all of the assets of Beyond Human®. We began to pay principal and interest on the February 2016 Note Payable on a monthly basis beginning on March 19, 2016 for a period of 24 months and the monthly mandatory principal and interest payment amount thereunder was approximately $28,000. The monthly amount was to be paid by us through a deposit account control agreement with a third-party bank in which SBI was permitted to take the monthly mandatory payment amount from all revenue received by us from the Beyond Human® assets in the transaction. The maturity date for the February 2016 Note Payable was February 19, 2018. In February 2018, the February 2016 Note Payable was repaid in full.

September 2017 5% Note Payable

On September 20, 2017, the Company entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $150,000 pursuant to a 5% promissory note. The note has an OID of $15,000 and required payment of $165,000 in principal upon maturity. The note bore interest at the rate of 5% per annum and the principal amount and interest were payable at maturity on May 20, 2018.

In connection with the note, we issued the investor restricted shares of common stock totaling 8,524 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the

Annex J-98

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

date of issuance of the note. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $70,000. The discount is being amortized to interest expense using the effective interest method over the term of the note.

In April 2018, we entered into a securities exchange agreement with the September 2017 5% Note holder. In connection with the securities exchange agreement, we issued a total of 14,041 shares of common stock in exchange for the settlement of principal and interest due totaling $170,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $196,000. Due to the settlement of the principal and interest balance of $170,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $27,000 and the unamortized debt discount as of the date of settlement of $12,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

October and December 2017 Notes Payable

On October 17, 2017, October 20, 2017 and December 4, 2017, the Company entered into a securities purchase agreement with two unrelated third-party investors in which the investors loaned the Company gross proceeds of $500,000 in October 2017 and $500,000 in December 2017 pursuant to a 0% promissory note (“October and December 2017 Notes Payable”). The notes had an OID of $200,000 and required nine payments of $67,000 in principal per month through July 2018 and twelve payments of $50,000 in principal per month through December 2018. The October and December 2017 Notes Payable bore no interest per annum.

On March 1, 2018, the Company entered into a securities exchange agreement with certain of the October and December 2017 Notes Payable holders. In connection with the securities exchange agreement, we issued a total of 21,429 shares of common stock in exchange for the settlement of principal due under the October and December 2017 Notes Payable totaling $167,000. The fair value of the shares of common stock issued, based on the market price of our common stock on the date of the securities exchange agreements, was determined to be $385,000. Due to the settlement of the principal balance of $167,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $218,000 and the unamortized debt discount as of the date of settlement of $38,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

On July 31, 2018, we entered into a securities exchange agreement with the October and December 2017 Notes Payable holders. In connection with the securities exchange agreement, we issued a total of 22,676 shares of common stock in exchange for the settlement of principal due totaling $250,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $367,000. Due to the settlement of the principal balance of $250,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $117,000 and the unamortized debt discount as of the date of settlement of $67,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

December 2017 5% Note Payable

On December 13, 2017, the Company entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $350,000 pursuant to a 5% promissory note (“December 2017 5% Note Payable”). The note had an OID of $40,000, bore interest at 5% per annum and required principal and interest payments of $140,000, $133,000 and $132,000 on June 15, 2018, September 15, 2018 and December 15, 2018, respectively.

Annex J-99

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

On July 23, 2018, the Company entered into a securities exchange agreement with the December 2017 5% Note Payable holder. In connection with the securities exchange agreement, the Company issued a total of 36,502 shares of common stock in exchange for the settlement of principal and interest due totaling $402,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $682,000. Due to the settlement of the principal and interest balance of $402,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal and interest balance totaling $280,000 and the unamortized debt discount as of the date of settlement of $43,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

January and March 2018 Notes Payable

On January 8, 2018, January 30, 2018, March 1, 2018 and March 2, 2018, the Company entered into a securities purchase agreement with three unrelated third-party investors, pursuant to which the investors loaned the Company gross proceeds of $678,000 in January 2018 and $550,000 in March 2018 pursuant to 0% promissory notes (“January and March 2018 Notes Payable”). The notes have an OID of $269,000 and bear interest at the rate of 0% per annum. The principal amount of $1.5 million is to be repaid in twelve equal monthly installments. Monthly installments of $68,000 began in February 2018 and are due through January 2019 and monthly installments of $56,000 begin in April 2018 and are due through March 2019. The effective interest rate is 22% per annum for the January and March 2018 Notes Payable.

In connection with the January and March 2018 Notes Payable, we issued the investors restricted shares of our common stock totaling 12,210 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the January and March 2018 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $227,000 in January 2018 and $188,000 in March 2018. In connection with the financing, we issued 5,918 restricted shares of our common stock in January 2018 and 2,998 restricted shares of common stock in March 2018 to a third-party consultant. The fair value of the restricted shares of common stock issued of $68,000 in January 2018 and $55,000 in March 2018 was recorded as a debt discount to the carrying value of the January and March 2018 Notes Payable. The discount is being amortized to interest expense using the effective interest method over the term of the January and March 2018 Notes Payable.

On July 31, 2018, the Company entered into a securities exchange agreement with two of the January and March 2018 Notes Payable holders. In connection with the securities exchange agreement, the Company issued a total of 27,211 shares of common stock in exchange for the settlement of principal due totaling $300,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $440,000. Due to the settlement of the principal balance of $300,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $140,000 and the unamortized debt discount as of the date of settlement of $100,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

On November 6, 2018, the Company entered into a securities exchange agreement with one of the January and March 2018 Notes Payable holders. In connection with the securities exchange agreement, the Company issued a total of 11,905 shares of common stock in exchange for the settlement of principal due totaling $100,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $133,000. Due to the settlement of the principal balance of $100,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $33,000 and the unamortized debt discount as of the date of settlement of $24,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

Annex J-100

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

February and March 2018 5% Notes Payable

On February 28, 2018 and March 28, 2018, the Company entered into a securities purchase agreement with two unrelated third-party investors, pursuant to which the investors loaned the Company gross proceeds of $650,000 pursuant to 5% promissory notes (“February and March 2018 5% Notes Payable”). The notes have an OID of $70,000 and require aggregate payments of $720,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable at maturity on October 28, 2018 for the note issued in February 2018 and in three installments on October 1, 2018, January 1, 2019 and April 1, 2019 for the note issued in March 2018.

In connection with the February and March 2018 5% Notes Payable, we issued the investors restricted shares of our common stock totaling 14,143 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the February and March 2018 5% Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $94,000 in February 2018 and $129,000 in March 2018. The discount is being amortized to interest expense using the effective interest method over the term of the February and March 2018 5% Notes Payable.

On October 8, 2018, the Company entered into a securities exchange agreement with one of the February and March 2018 5% Notes Payable holders. In connection with the securities exchange agreement, the Company issued a total of 40,481 shares of common stock in exchange for the settlement of principal due totaling $340,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $485,000. Due to the settlement of the principal balance of $340,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $145,000 and the unamortized debt discount as of the date of settlement of $3,000 were recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

On November 30, 2018, the Company entered into a securities exchange agreement with one of the February and March 2018 5% Notes Payable holders. In connection with the securities exchange agreement, the Company issued a total of 20,940 shares of common stock in exchange for the settlement of principal due totaling $143,000. The fair value of the shares of common stock issued was based on the market price of our common stock on the date of the securities exchange agreements was determined to be $231,000. Due to the settlement of the principal balance of $143,000 into shares of common stock, the transaction was recorded as a debt extinguishment and the fair value of the shares of common stock issued in excess of the settled principal balance totaling $88,000 was recorded as a loss on debt extinguishment in the accompanying condensed consolidated statement of operations.

July 2018 5% Note Payable

On July 19, 2018, the Company entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $500,000 pursuant to 5% promissory notes (“July 2018 5% Notes Payable”). The notes have an OID of $50,000 and require payments of $550,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable at maturity on February 19, 2019.

In connection with the note, the Company issued the investor restricted shares of common stock totaling 15,239 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the note. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in the Company recording a debt discount of $226,000. The discount is being amortized to interest expense using the effective interest method over the term of the note.

Annex J-101

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

August 2018 Notes Payable

On August 1, 2018, the Company entered into a securities purchase agreement with two unrelated third-party investors in which the investors loaned the Company gross proceeds of $1 million pursuant to a 0% promissory note (“August 2018 Notes Payable”). The notes have an OID of $200,000 and require twelve payments of $100,000 in principal per month through August 2019. The August 2018 Notes Payable bear no interest per annum. The effective interest rate is 20% per annum for the notes.

In connection with the August 2018 Notes Payable, we issued the investors restricted shares of common stock totaling 9,524 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the August 2018 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $435,000. In connection with the financing, we issued 6,086 restricted shares to a third-party consultant. The fair value of the restricted shares of common stock issued of $100,000 was recorded as a debt discount to the carrying value of the August 2018 Notes Payable. The discount is being amortized to interest expense using the effective interest method over the term of the August 2018 Notes Payable.

September 2018 5% Notes Payable

On September 12, 2018, the Company entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $350,000 pursuant to 5% promissory notes (“September 2018 5% Notes Payable”). The notes have an OID of $40,000 and require payments of $390,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable in three installments on March 12, 2019, June 12, 2019 and September 12, 2019 for the note.

In connection with the September 2018 5% Notes Payable, the Company issued the investor restricted shares of common stock totaling 9,524 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the September 2018 5% Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $130,000. The discount is being amortized to interest expense using the effective interest method over the term of the Note.

October 2018 5% Notes Payable

On October 22, 2018, the Company entered into a securities purchase agreement with an unrelated third-party investor in which the investor loaned the Company gross proceeds of $500,000 pursuant to 5% promissory notes (“October 2018 5% Notes Payable”). The notes have an OID of $50,000 and require payments of $550,000 in principal. The notes bear interest at the rate of 5% per annum and the principal amount and interest are payable at maturity on May 1, 2019.

In connection with the October 2018 5% Notes Payable, the Company issued the investor restricted shares of common stock totaling 15,239 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the October 2018 5% Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $176,000. The discount is being amortized to interest expense using the effective interest method over the term of the Note.

November and December 2018 Notes Payable

On November 6, 2018, November 8, 2018 and December 12, 2018, the Company entered into a securities purchase agreement with three unrelated third-party investors, pursuant to which the investors loaned the Company gross

Annex J-102

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 5 — NOTES PAYABLE AND DEBENTURES — NON-RELATED PARTIES (cont.)

proceeds of $1.25 million pursuant to 0% promissory notes (“November and December 2018 Notes Payable”). The notes have an OID of $270,000 and require aggregate payments of $1.52 million in principal. The notes bear interest at the rate of 0% per annum.

In connection with the November and December 2018 Notes Payable, the Company issued the investors restricted shares of our common stock totaling 14,763 shares. The fair value of the restricted shares of common stock issued was based on the market price of our common stock on the date of issuance of the November and December 2018 Notes Payable. The allocation of the proceeds received to the restricted shares of common stock based on their relative fair value and the OID resulted in us recording a debt discount of $374,000 in November 2018 and $125,000 in December 2018. In connection with the financing, we issued 8,193 restricted shares to a third-party consultant. The fair value of the restricted shares of common stock issued of $88,000 was recorded as a debt discount to the carrying value of the November and December 2018 Notes Payable. The discount is being amortized to interest expense using the effective interest method over the term of the November and December 2018 Notes Payable.

Interest Expense

The Company recognized interest expense on notes payable of $55,000 and $73,000 for the years ended December 31, 2018 and 2017, respectively. Amortization of the debt discount to interest expense during the years ended December 2018 and 2017 totaled $1.4 million and $778,000, respectively.

NOTE 6 — RELATED PARTY TRANSACTIONS

Accrued Compensation – Related Party

Long-term accrued compensation at December 31, 2018 and 2017 are entirely related to wages owed to our President and Chief Executive Officer. Under the terms of his employment agreement, wages are to be accrued but no payment made for, so long as payment of such salary would jeopardize our ability to continue as a going concern. The President and Chief Executive Officer started to receive payment of salary in July 2016.

NOTE 7 — STOCKHOLDERS’ EQUITY

Capital Stock

We have 292,500,000 authorized shares of common stock with a par value of $0.001 per share and 7,500,000 authorized shares of preferred stock with a par value of $0.001. Shares of preferred stock may be issued in one or more series, with such rights, preferences, privileges and restrictions to be designated by the Board of Directors. As noted in Note 1, the reverse stock split approved on March 15, 2019 did not affect the authorized shares of common stock or preferred stock nor the par value of common stock or preferred stock.

Issuances of Common Stock

Public Equity Offering

On March 21, 2017, we completed a sale of common stock and warrants under a registered public offering. The gross proceeds to us from the offering were $3.85 million before underwriting discounts and commissions and other offering expenses ($3.31 million after underwriting discounts, commissions and expenses).

The public offering price per share of common stock sold was $15.75. Each investor who purchased a share of common stock in the offering received a five-year warrant to purchase one share of common stock at an exercise price of $15.75 per share (“Series A Warrants”) and a one-year warrant to purchase one share of common stock at an exercise price of $15.75 per share (“Series B Warrants”). Under the terms of the offering, we issued 244,445 shares of common stock, Series A Warrants to purchase up to an aggregate of 244,445 shares of common stock and Series

Annex J-103

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

B Warrants to purchase up to an aggregate of 244,445 shares of common stock. The Series A Warrants and Series B Warrants are exercisable immediately. We allocated the net proceeds received of $3.31 million to the shares of common stock, Series A Warrants and Series B Warrants sold in the offering based on their relative fair values. The fair value of the Series A Warrants and Series B Warrants was determined using Black-Scholes. Based on their relative fair values, we allocated net of proceeds of $1.59 million to the shares of common stock, $1.08 million to the Series A Warrants and $0.64 million to the Series B Warrants.

In connection with this offering, we issued to H.C. Wainwright & Co. (“HCW”), the underwriter in the offering, a warrant to purchase up to 12,223 shares of common stock and HCW received total cash consideration, including the reimbursement of public offering-related expenses, of $443,000. If such warrant is exercised, each share of common stock may be purchased at $19.688 per share (125% of the price of the common stock sold in the offering), commencing on March 21, 2017 and expiring March 21, 2022. The fair value of the warrants issued to HCW totaled $130,000 and was determined using Black-Scholes. The fair value of the warrants was recorded as an offering cost but has no net impact to additional paid-in capital in stockholders’ equity in the accompanying consolidated balance sheet.

In connection with this offering, we incurred $99,000 in other offering costs that have been offset against the proceeds from this offering.

Other Stock Issuances and Related Stock-Based Compensation

On October 10, 2017, we entered into a service agreement with a third party pursuant to which we agreed to issue, over the term of the agreement, 19,048 shares of common stock in exchange for services to be rendered. We have terminated this agreement effective January 30, 2018. During the year ended December 31, 2017, we issued 3,175 shares of restricted common stock under the agreement related to services provided and recognized the fair value of the shares issued of $29,000 in general and administrative expense in the accompanying consolidated statement of operations. The shares of common stock vested on the date of issuance and the fair value of the shares of common stock was based on the market price of our common stock on the date of vesting. This agreement terminated as of December 31, 2017.

On November 17, 2016, we entered into a service agreement with a third party and in connection with the agreement issued 2,620 fully-vested shares for services to be provided over the term of the service agreement through May 17, 2017. During the year ended December 31, 2017, we recognized $52,000 in general and administrative expense in the accompanying consolidated statements of operations.

On September 1, 2016, we entered into a service agreement with a third party pursuant to which we agreed to issue, over the term of the agreement, 19,048 shares of common stock in exchange for services to be rendered. The agreement was extended on July 20, 2017 through December 31, 2017. In connection with the extension, we agreed to issue 11,429 shares of common stock in exchange for services to be rendered. We have terminated this agreement effective November 9, 2017. During the years ended December 31, 2017, we issued 14,186 shares under the agreement related to services provided and recognized the fair value of the shares issued of $206,000 in general and administrative expense in the accompanying consolidated statements of operations. The shares of common stock vested on the date of issuance and the fair value of the shares of common stock was based on the market price of our common stock on the date of vesting. There are no shares of common stock to be issued under this service agreement as of December 31, 2018.

On August 23, 2016, we entered into a consulting agreement with a third party pursuant to which we agreed to issue 15,239 restricted shares of common stock, payable in four equal installments, in exchange for services to be rendered over the agreement which ended on August 23, 2017. The shares were considered fully-vested and non-refundable at the execution of the agreement. During the year ended December 31, 2017, we issued a total of 7,620 shares of common stock under the agreement. The fair value of the shares issued of $360,000 was based on the market price of our common stock on the date of agreement. During the year ended December 31, 2017, we recognized $465,000 in general and administrative expense in the accompanying consolidated statements of operations.

Annex J-104

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

In July 2016, we issued 953 shares of common stock to CRI pursuant to the Amended CRI Asset Purchase Agreement. The fair value of the restricted shares of common stock of $23,000 was based on the market price of our common stock on the date of issuance and is included in research and development expense in the accompanying consolidated statement of operations during the year ended December 31, 2016. In January 2017, we issued 2,143 shares of common stock to CRI pursuant to the Amended CRI Asset Purchase Agreement for the prepayment of future royalties due on net profit of Sensum+® in the U.S. in 2017. The fair value of the restricted shares of common stock of $45,000 was based on the market price of our common stock on the date of issuance and is included in prepaid expense and other current assets in the accompanying consolidated balance sheet at December 31, 2018 as the royalties have not been earned through this date.

On June 16, 2016, we entered into a consulting agreement with a third party pursuant to which we agreed to issue 2,381 restricted shares of common stock in exchange for services to be rendered. On December 16, 2016, we amended the consulting agreement to extend the term to June 16, 2017 and in connection with the amendment issued 762 fully-vested shares for services to be provided over the remaining term of the amended agreement. The fair value of the shares issued of $15,000 was based on the market price of our common stock on the date of vesting. On January 19, 2017, we further amended the agreement to expand the scope of service performed by the consultant and as a result issued an additional 752 shares of fully vested common stock for services to be provided through June 16, 2017. The fair value of the shares issued of $15,000 was based on the market price of our common stock on the date of vesting. During the year ended December 31, 2017, we recognized $28,000 in general and administrative expense in the accompanying consolidated statements of operations.

In 2018 and 2017, we issued a total of 2,602 shares and 1,803 shares of common stock, respectively, for services and recorded an expense of $23,000 and $19,000 for the years ended December 31, 2018 and 2017, respectively, which is included in general and administrative expense in the accompanying consolidated statements of operations. The shares of common stock vested on the date of issuance and the fair value of the shares of common stock was based on the market price of our common stock on the date of vesting.

In 2018 and 2017, we issued 90,644 shares and 26,905 shares of restricted common stock, respectively, to note holders in connection with their notes payable. The relative fair value of the shares of restricted common stock issued was determined to be $1,241,000 and $217,000, respectively, and was recorded as a debt discount during the years ended December 31, 2018 and 2017. In 2018 and 2017, certain Notes holders elected to exchange principal and interest of $1,872,000 and $1,093,000 for 195,186 shares and 122,240 shares of restricted common stock, respectively, in connection with exchange agreements. The relative fair value of the shares of restricted common stock issued during the years ended December 31, 2018 and 2017 was determined to be $2,918,000 and $1,324,000, respectively, and the incremental amount of the fair value in excess of the principal and interest payable was recorded as a loss on extinguishment of debt (see Note 5).

2013 Equity Incentive Plan

The Company issued common stock, restricted stock units and stock option awards to employees, non-executive directors and outside consultants under the 2013 Equity Incentive Plan (“2013 Plan”), which was approved by its Board of Directors in February of 2013. The 2013 Plan allows for the issuance of up to 95,268 shares of the Company’s common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. The exercise price for all equity awards issued under the 2013 Plan is based on the fair market value of the common stock. Currently, because the Company’s common stock is quoted on the OTCQB, the fair market value of the common stock is equal to the last-sale price reported by the OTCQB as of the date of determination, or if there were no sales on such date, on the last date preceding such date on which a sale was reported. Generally, each vested stock unit entitles the recipient to receive one share of the Company’s common stock which is eligible for settlement at the earliest of their termination, a change in control of the Company or a specified date. Restricted stock units can vest according to a schedule or immediately upon award. Stock options generally vest over a three-year period, first year cliff vesting with quarterly

Annex J-105

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

vesting thereafter on the three-year awards and have a ten-year life. Stock options outstanding are subject to time-based vesting as described above and thus are not performance-based. As of December 31, 2018, there were no shares available under the 2013 Plan.

2014 Equity Incentive Plan

The Company issued common stock, restricted stock units and stock options to employees, non-executive directors and outside consultants under the 2014 Equity Incentive Plan (“2014 Plan”), which was approved by its Board of Directors in November 2014. The 2014 Plan allows for the issuance of up to 190,477 shares of our common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. The exercise price for all equity awards issued under the 2014 Plan is based on the fair market value of the common stock. Generally, each vested stock unit entitles the recipient to receive one share of the Company’s common stock which is eligible for settlement at the earliest of their termination, a change in control of the Company or a specified date. Restricted stock units can vest according to a schedule or immediately upon award. Stock options generally vest over a three-year period, first year cliff vesting with quarterly vesting thereafter on the three-year awards and have a ten-year life. Stock options outstanding are subject to time-based vesting as described above and thus are not performance-based. As of December 31, 2018, 86 shares were available under the 2014 Plan.

2016 Equity Incentive Plan

On March 21, 2016, the Board of Directors approved the adoption of the 2016 Equity Incentive Plan and on October 20, 2016 adopted the Amended and Restated 2016 Equity Incentive Plan (“2016 Plan”). The 2016 Plan was then approved by the Company’s stockholders in November 2016. The 2016 Plan allows for the issuance of up to 190,477 shares of the Company’s common stock to be issued in the form of stock options, stock awards, stock unit awards, stock appreciation rights, performance shares and other share-based awards. The 2016 Plan includes an evergreen provision in which the number of shares of common stock authorized for issuance and available for future grants under the 2016 Plan will be increased each January 1 after the effective date of the 2016 Plan by a number of shares of common stock equal to the lesser of: (a) 4% of the number of shares of common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of common stock set by our Board of Directors. In March 2017, the Board of Directors approved an increase of 53,936 shares of common stock to the shares authorized under the 2016 Plan in accordance with the evergreen provision in the 2016 Plan. The exercise price for all equity awards issued under the 2016 Plan is based on the fair market value of the common stock. Generally, each vested stock unit entitles the recipient to receive one share of the Company’s common stock which is eligible for settlement at the earliest of their termination, a change in control of the Company or a specified date. Restricted stock units can vest according to a schedule or immediately upon award. Stock options generally vest over a three-year period, first year cliff vesting with quarterly vesting thereafter on the three-year awards and have a ten-year life. Stock options outstanding are subject to time-based vesting as described above and thus are not performance-based. As of December 31, 2018, 139,911 shares were available under the 2016 Plan.

Annex J-106

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

Stock Options

For the years ended December 31, 2018 and 2017, the following weighted average assumptions were utilized for the calculation of the fair value of the stock options granted during the period using Black-Scholes:

	2018	2017
Expected life (in years)	7.0	9.1
Expected volatility	188.8%	213.6%
Average risk-free interest rate	2.67%	2.30%
Dividend yield	0%	0%
Grant date fair value	$14.70	$15.75

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the stock options. Expected life in years is based on the “simplified” method as permitted by ASC Topic 718. The Company believes that all stock options issued under its stock option plans meet the criteria of “plain vanilla” stock options. The Company used a term equal to the term of the stock options for all non-employee stock options. The risk-free interest rate is based on average rates for treasury notes as published by the Federal Reserve in which the term of the rates corresponds to the expected term of the stock options.

The following table summarizes the number of stock options outstanding and the weighted average exercise price:

	Options	Weighted average exercise price	Weighted remaining contractual life (years)	Aggregate intrinsic value
Outstanding at December 31, 2016	2,274	$22.67	8.6	$14,293
Granted	444	$16.19	—	—
Exercised	(684)	7.17	—	—
Cancelled	(1,184)	$32.64	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2017	850	$17.86	9.0	377
Granted	3,936	13.95	—	—
Exercised	—	—	—	—
Cancelled	(288)	14.93	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2018	4,498	$14.63	9.2	$190

Vested and Expected to Vest at December 31, 2018	4,498	$14.63	9.2	$190
Vested and Expected to Vest at December 31, 2017	850	$17.86	9.0	$377

The aggregate intrinsic value is calculated as the difference between the exercise price of all outstanding stock options and the quoted price of our common stock at December 31, 2018 and 2017. During the years ended December 31, 2017 and 2016, the Company recognized stock-based compensation from stock options of $13,000 and $7,000, respectively.

Annex J-107

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

Restricted Stock Units

The following table summarizes the restricted stock unit activity for the years ended December 31, 2018 and 2017:

Restricted Stock Units
Outstanding at December 31, 2016	122,644
Granted	27,709
Exchanged	(877)
Cancelled	(23,810)
Outstanding at December 31, 2017	125,666
Granted	71,528
Exchanged	(6,797)
Cancelled	(14,632)
Outstanding at December 31, 2018	175,765

Vested at December 31, 2018	107,817
Vested at December 31, 2017	94,044

The vested restricted stock units at December 31, 2018 and 2017 have not settled and are not showing as issued and outstanding shares of the Company but are considered outstanding for earnings per share calculations. Settlement of these vested restricted stock units will occur on the earliest of (i) the date of termination of service of the employee or consultant, (ii) change of control of the Company, or (iii) 10 years from date of issuance. Settlement of vested restricted stock units may be made in the form of (i) cash, (ii) shares, or (iii) any combination of both, as determined by the board of directors and is subject to certain criteria having been fulfilled by the recipient.

The Company calculates the fair value of the restricted stock units based upon the quoted market value of the common stock at the date of grant. The grant date fair value of restricted stock units issued during the years ended December 31, 2018 and 2017 was $1.1 million and $516,000, respectively. For the years ended December 31, 2018 and 2017, the Company recognized $457,000 and $329,000, respectively, of stock-based compensation expense for the vested units. As of December 31, 2018, compensation expense related to unvested shares not yet recognized in the consolidated statement of operations was approximately $823,000 and will be recognized over a remaining weighted-average term of 2.1 years.

Warrants

Outstanding Warrants

In January 2015, the Company issued 2,381 warrants with an exercise price of $31.50 per share to a former executive in connection with the January 2015 debenture. The warrants expire on January 21, 2020. The warrants contain anti-dilution protection, including protection upon dilutive issuances. In connection with the convertible debentures issued in 2015, the exercise price of these warrants was reduced to $9.408 per share and an additional 5,588 warrants were issued per the anti-dilution protection afforded in the warrant agreement.

In connection with the Q3 2015 Notes, the Company issued warrants to purchase 17,223 shares of common stock with an exercise price of $31.50 per share and expire in 2020 to investors and placement agents. Warrants to purchase 9,846 shares of common stock were exercised during the year ended December 31, 2016. Warrants to purchase 7,377 shares of common stock remain outstanding as of December 31, 2018.

Annex J-108

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

In connection with the 2016 Notes, we issued warrants to purchase 40,201 shares of common stock to the Investors and placement agents with an exercise price of $42.00 per share and expire in 2021. Warrants to purchase 40,201 shares of common stock remain outstanding as of December 31, 2018.

In connection with the public equity offering in March 2017, the Company issued Series A Warrants to purchase 244,445 shares of common stock at $15.75 per share and Series B Warrants to purchase 244,445 shares of common stock at $15.75 per share. The Series A Warrants expire in 2022 and the Series B Warrants expired in 2018. During the year ended December 31, 2018, certain investors elected to exercise 180,247 Series B Warrants and 953 Series A Warrants and the remaining Series B Warrants expired in March 2018. The Company also issued warrants to purchase 12,223 shares of common stock to the Company’s placement agent with an exercise price of $19.69 per share and expire in 2022, as well as in March 2018 the Company issued its placement agent warrants to purchase 8,219 shares of common stock with an exercise price of $19.69 per share and expire in 2023 in connection with the Series B Warrants exercised.

For the year ended December 31, 2018, the Company did not issue any warrants. For the year ended December 31, 2017, the following weighted average assumptions were utilized for the calculation of the fair value of the warrants issued during the period using Black-Scholes:

2017
Expected life (in years)	3.1
Expected volatility	203.3%
Average risk-free interest rate	1.49%
Dividend yield	0%

As of December 31, 2018, there are 319,493 fully vested warrants outstanding. The weighted average exercise price of outstanding warrants at December 31, 2018 is $19.51 per share, the weighted average remaining contractual term is 3.1 years and the aggregate intrinsic value of the outstanding warrants is $0.

Net Loss per Share

Restricted stock units that are vested but the issuance and delivery of the shares are deferred until the employee or director resigns are included in the basic and diluted net loss per share calculations.

The weighted average shares of common stock outstanding used in the basic and diluted net loss per share calculation for the years ended December 31, 2018 and 2017 was 1,885,311 shares and 1,403,699 shares, respectively.

The weighted average restricted stock units vested but issuance of the common stock is deferred until there is a change in control, a specified date in the agreement or the employee or director resigns used in the basic and diluted net loss per share calculation for the years ended December 31, 2018 and 2017 was 103,823 and 100,436, respectively.

The total weighted average shares outstanding used in the basic and diluted net loss per share calculation for the years ended December 31, 2018 and 2017 was 1,989,134 shares and 1,504,135 shares, respectively.

Annex J-109

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

The following table shows the anti-dilutive shares excluded from the calculation of basic and diluted net loss per common share as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Gross number of shares excluded:
Restricted stock units – unvested	67,948	31,622
Stock options	4,498	850
Warrants	319,493	566,195
Total	391,939	598,667

The above table does not include the ANDA Consideration Shares related to the Novalere acquisition totaling 1,323 at December 31, 2018 and 2017 as they are considered contingently issuable (see Note 3).

NOTE 8 — DERIVATIVE LIABILITIES

Prior to the adoption of ASU 2017-11, the warrants issued in connection with the January 2015 non-convertible debenture to a former executive were measured at fair value and classified as a liability because these warrants contain anti-dilution protection and therefore, could not be considered indexed to our own stock which was a requirement for the scope exception as outlined previously under FASB ASC 815. The estimated fair value of the warrants was determined using the Probability Weighted Black-Scholes Model. The fair value was affected by changes in inputs to that model including the Company’s stock price, expected stock price volatility, the contractual term and the risk-free interest rate. Upon the adoption of ASU 2017-11 on January 1, 2018, the Company no longer classifies the fair value of these warrants as a liability.

The derivative liabilities were a Level 3 fair value measured in the fair value hierarchy. The following table presents the activity for the Level 3 warrant derivative liabilities measured at fair value on a recurring basis for the years ended December 31, 2018 and 2017 (dollars in thousands):

Fair Value Measurements Using Level 3 Inputs

Warrant derivative liabilities:
Beginning balance December 31, 2016	$164
Change in fair value	(105)
Ending balance December 31, 2017	59
Cumulative adjustment from liabilities to accumulated deficit for the fair value of the warrant derivative liability upon adoption of ASU 2017-11 on January 1, 2018	(59)
Change in fair value	—
Ending balance December 31, 2018	$—

Annex J-110

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 9 — INCOME TAXES

We are subject to taxation in the United States and California, Colorado and South Carolina. The provision for income taxes for the years ended December 31, 2018 and 2017 are summarized below (dollars in thousands):

	2018	2017
Current:
Federal	$—	$—
State	—	3
Total current	—	3
Deferred:
Federal	1,347	1,056
State	618	(614)
Change in valuation allowance	(1,965)	(442)
Total deferred	—	—
Income tax provision	$—	$3

At December 31, 2018, we had federal net operating loss carry forwards of approximately $30 million and a California net operating loss carryforward of approximately $29.3 million. Losses incurred prior to 2018 of $24.4 million may be offset against future taxable income through 2037, losses incurred in 2018 of $5.6 million can be carried forward indefinitely but can only offset 80% of taxable income. No net deferred tax assets are recorded at December 31, 2018 and 2017, as all deferred tax assets and liabilities have been fully offset by a valuation allowance due to the uncertainty of future utilization.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Act”). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate tax rate from a maximum of 35% to a flat 21% rate. The rate reduction is effective on January 1, 2018. As a result of the rate reduction, the Company reduced the deferred tax asset balance as of December 31, 2017 by $3.1 million. Due to its full valuation allowance position, there was no net impact on the Company’s income tax provision during the year ended December 31, 2017 as the reduction in the deferred tax asset balance was fully offset by a corresponding decrease in the valuation allowance.

In conjunction with the Act, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. We have recognized the provisional tax impacts related to the revaluation of deferred tax assets and liabilities at December 31, 2018. There was no net impact on our consolidated financial statements as of and for the year ended December 31, 2018 as the corresponding adjustment was made to the valuation allowance. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take as a result of the Act.

Annex J-111

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 9 — INCOME TAXES (cont.)

At December 31, 2018 and 2017, the approximate deferred tax assets (liabilities) consist of the following (dollars in thousands):

	2018	2017
Net operating loss carry-forwards	$8,358	$6,730
State taxes	1	1
Equity based instruments	370	324
Deferred compensation	741	813
Intangibles	—	—
Derivative liabilities	—	—
Other	316	191
Total deferred tax assets	9,786	8,059
Intangibles	(604)	(825)
Derivative liabilities	(6)	(5)
Warrants	—	(2)
Debt discount	—	(16)
Other	—	—
Total deferred tax liabilities	(610)	(848)
Less: valuation allowance	(9,176)	(7,211)
Net deferred tax assets	$—	$—

At December 31, 2018 and 2017, the Company recorded a full valuation allowance against its net deferred tax assets of approximately $9.2 million and $7.2 million, respectively. The change in the valuation allowance during the years ended December 31, 2018 and 2017 was an increase of approximately $2.0 million, and a full valuation allowance has been recorded since, in the judgment of management, these net deferred tax assets are not more likely than not to be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income during periods in which those temporary differences and carryforwards become deductible or are utilized.

Pursuant to Section 382 of the Internal Revenue Code of 1986, the annual utilization of a company’s net operating loss carryforwards could be limited if we experience a change in ownership of more than 50 percentage points within a three-year period. An ownership change occurs with respect to a corporation if it is a loss corporation on a testing date and, immediately after the close of the testing date, the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points over the lowest percentage of stock of such corporation owned by such shareholders at any time during the testing period. The Company has not performed such an analysis to determine if such ownership change occurred subsequent to the reverse merger transaction.

We have experienced an ownership change with regard to Semprae operating losses. Out of approximately $19,482,000 of Federal and California NOLs as of December 24, 2013, only approximately $44,000 per year can be used going forward for a total of approximately $844,000 each.

We have experienced an ownership change with regard to Novalere operating losses. A study has not been completed to evaluate the impact on the utilization of those losses.

Annex J-112

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 9 — INCOME TAXES (cont.)

A reconciliation of the statutory federal income tax rate for the years ended December 31, 2018 and 2017 to the effective tax rate is as follows:

	2018	2017
Expected federal tax	21.00%	34.00%
State tax (net of federal benefit)	—%	(0.03)%
Contingent consideration	—%	0.86%
Fair value of embedded conversion feature in excess of allocated debt proceeds	—%	—%
Loss on extinguishment of debt	(2.58)%	(3.52)%
Restricted stock units	(0.39)%	(0.18)%
Stock options	—%	(0.21)%
Change in federal tax rate	—%	(45.59)%
Release of valuation allowance	—%	45.59%
Other	(0.67)%	(0.12)%
Valuation allowance	(17.36)%	(30. 85)%
Total	—%	(0.05)%

The Company follows FASB ASC 740-10, Uncertainty in Income Taxes. The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense. The Company does not have any unrecognized tax benefits or a liability for uncertain tax positions at December 31, 2018 and 2017. The Company does not expect to have any unrecognized tax benefits within the next twelve months. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of income tax expense. There were no tax related interest and penalties recorded for 2018 and 2017. Since the Company incurred net operating losses in every tax year since inception, all of its income tax returns are subject to examination and adjustments by the IRS for at least three years following the year in which the tax attributes are utilized.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Royalties and Other Obligations

Acquisition of Novalere in 2015

On November 12, 2016, the Company entered into an Amendment and Supplement to a Registration Rights and Stock Restriction Agreement (the “Agreement”) with Novalere Holdings pursuant to which the Company agreed to issue 121,989 shares of its common stock (the “Novalere Shares”) that were issuable pursuant to agreement upon the approval of the Acquisition Manufacturer’s OTC ANDA for fluticasone propionate nasal spray by the FDA. In connection with the issuance of the Novalere Shares, Novalere Holdings also agreed to certain restrictions, and to an extension in the date to register the Novalere Shares and all other shares of the Company’s common stock held by Novalere Holdings until the second quarter of 2017. In the event a registration statement to register the Novalere Shares was not filed by February 1, 2017, and did not become effective by May 15, 2017, the Company would have been required to issue additional shares of common stock as a penalty to Novalere Holdings equal to 10% of the total shares to be registered of 243,978 shares. The Company filed a Registration Statement on Form S-1 on February 1, 2017 to register the 243,978 shares of common stock issued to Novalere Holdings and the Form S-1 was declared effective on March 15, 2017. As a result of the issuance of the Novalere Shares, the fair value of the Novalere Shares on the date of issuance of $3.0 million was reclassified from liabilities to equity. The remaining 1,323 ANDA consideration shares not issuable yet will be issued upon FDA approval of the ANDA filed by the Acquisition Manufacturer and the estimated fair value of such remaining shares of $7 and $9,000 is included in contingent consideration in the accompanying consolidated balance sheets at December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, there were decreases in the estimated fair value of the remaining 1,323 ANDA consideration shares of $2,000 and $23,000, respectively, which are included in fair value adjustment

Annex J-113

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

for contingent consideration in the accompanying consolidated statements of operations. As of December 31, 2018, the Company does not owe any earn-out payments as the agreement stipulates that the sales of Fluticare® must be through the manufacturing agreement with the Acquisition Manufacturer who has not received OTC ANDA approval.

Seipel Group Pty Ltd. In-License Agreement

On September 29, 2016, the Company and Seipel Group Pty Ltd. (“SG”) entered into a license and purchase agreement (“SG License Purchase Agreement”) pursuant to which the Company acquired the exclusive rights to use, market and sell SG’s proprietary bladder health dietary supplement formula in the U.S. and worldwide. Under this agreement, the Company has agreed to minimum purchase order requirements per calendar quarter beginning 12 months after its initial order to retain exclusivity of which the Company has met through December 31, 2018.

West-Ward Pharmaceuticals International Limited Agreement

In May 2017, the Company entered into a commercial agreement with West-Ward Pharmaceuticals International Limited (“WWPIL”), a wholly-owned subsidiary of Hikma Pharmaceuticals PLC (“Hikma”) (LSE: HIK) (NASDAQ Dubai: HIK) (OTC: HKMPY). Pursuant to the commercial agreement, WWPIL provided the Company with the rights to launch our branded, fluticasone propionate nasal spray USP, 50 mcg per spray (FlutiCare®), under WWPIL’s FDA approved ANDA No. 207957 in the U.S. in mid-November 2017. The initial term of the commercial agreement is for two years, and upon expiration of the initial term, the agreement will automatically renew for subsequent one-year terms unless either party notifies the other party in writing of its desire not to renew at least 90 days prior to the end of the then current term. The agreement requires the Company to meet certain minimum product batch purchase requirements in order for the agreement to continue to be in effect. We have met the minimum product batch purchase requirements through March 2019.

Operating Lease

In December 2013, the Company entered into a lease agreement for 2,578 square feet of office space in San Diego, CA that commenced on December 10, 2013 and continued until January 31, 2019. Monthly rent was in the amount of $7,000, with an approximate 4% increase in the base rent amount on an annual basis. In August 2017, the Company entered into a lease termination agreement with the landlord in which the Company was released from any future commitments under the lease, were not subject to any penalties and were to vacate the office space by November 1, 2017. In connection with the termination agreement, the Company received reimbursement of its lease deposit of $15,000, as well as a moving expense reimbursement of $22,000 which was recorded as a reduction in general and administrative expense during the year ended December 31, 2017.

In October 2017, the Company entered into a commercial lease agreement for 16,705 square feet of office and warehouse space in San Diego, CA that commenced on December 1, 2017 and continues until April 30, 2023. The initial monthly base rent is $21,000 with an approximate 3% increase in the base rent amount on an annual basis, as well as, rent abatement for rent due from January 2018 through May 2018. The Company holds an option to extend the lease an additional 5 years at the end of the initial term. Under the terms of the lease the Company are also entitled to a tenant improvement allowance of $100,000 in which completion of the tenant improvements and receipt of the allowance occurred in 2018.

Annex J-114

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

Rent expense for the years ended December 31, 2018 and 2017 was $228,000 and $78,000, respectively. The following represents future annual minimum lease payments as of December 31, 2018 (dollars in thousands):

2019	$259
2020	267
2021	274
2022	282
2023	94
Total	$1,176

Employment Agreements

We have entered into employment agreements with certain of our officers and employees which payment and benefits would become payable in the event of termination by us for any reason other than cause, or upon change in control of our Company, or by the employee for good reason.

Litigation

James L. Yeager, Ph.D., and Midwest Research Laboratories, LLC v. Innovus Pharmaceuticals, Inc.    On January 18, 2018, Dr. Yeager and Midwest Research Laboratories (the “Plaintiffs”) filed a complaint in the Illinois Northern District Court in Chicago, Illinois, which Plaintiffs amended on February 26, 2018 (“Amended Complaint”). The Amended Complaint alleges that the Company violated Dr. Yeager’s right of publicity and made unauthorized use of his name, likeness and identity in advertising materials for its product Sensum+®. Plaintiffs seek actual and punitive damages, costs and attorney’s fees, an injunction and corrective advertising. In October 2018, the Company filed a motion to dismiss the actions. The Company believes that the Plaintiffs’ allegations and claims are wholly without merit, and the Company intends to defend the case vigorously and assert counterclaims against the Plaintiffs. More specifically, the Company believes that it secured and paid for all of the rights claimed by Dr. Yeager from his company Centric Research Institute (“CRI”) pursuant to agreements with CRI (the “CRI Agreements”) and that CRI has indemnification obligations under the CRI Agreements for all expenses and losses associated with the claims made by the Plaintiffs.

Marin County District Attorney’s Letter.    On August 24, 2018, the Company received a letter from the Marin County District Attorney’s Office requesting substantiation for certain advertising claims made for certain of the Company’s products, DiabaSens® and Apeaz® that were marketed and sold to customers in that County. The Marin County District Attorney’s Office is part of a larger ten county Northern California Task Force of district attorneys to handle consumer protection matters. In November 2018, the Company responded through its regulatory attorneys, Olshan, to the Marin County’s District Attorney’s letter. In March 2019, the Company has heard back from the Marin County District Attorney and is preparing its response thereto.

In the ordinary course of business, the Company may face various claims brought by third parties and the Company may, from time to time, make claims or take legal actions to assert its rights, including intellectual property disputes, contractual disputes and other commercial disputes. Any of these claims could subject the Company to litigation. Management believes the outcomes of currently pending claims are not likely to have a material effect on the Company’s consolidated financial position and results of operations.

Indemnities

In addition to the indemnification provisions contained in our directors and officers. These agreements require the Company, among other things, to indemnify the directors or officers against specified expenses and liabilities, such as attorneys’ fees, judgments, fines and settlements, paid by the individual in connection with any action, suit or proceeding arising out of the individual’s status or service as the Company’s director or officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance

Annex J-115

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by the Company. The Company also indemnifies our lessor in connection with our facility lease for certain claims arising from the use of the facilities. These indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities in the accompanying consolidated balance sheets.

NOTE 11 — SUBSEQUENT EVENTS

Reverse Stock Split

On March 15, 2019, the Company’s Board of Directors approved to amend and restate the Company’s certificate of incorporation to affect a one for 105 reverse stock split of every outstanding share of our common stock. The financial statements and accompanying footnotes have been retroactively restated to reflect the reverse stock split.

Private Placement

On January 3, 2019, the Company completed a sale of common stock and warrants under a Securities Purchase Agreement with an accredited investor, pursuant to which the Company sold an aggregate of 431,490 units (“Units”) for $7.35 per unit, with each Unit consisting of (i) one share of Common Stock (“Shares”), (ii) one warrant to purchase one share of Common Stock at an exercise price of $7.35 per share (“Series A Warrant”), and (iii) one warrant to purchase one share of Common Stock at an exercise price of $8.40 per share (“Series B Warrant”) (the “Private Placement”); provided, however, that in order to ensure that the Investor’s beneficial ownership did not exceed 9.99% of the outstanding shares of Common Stock, the Investor elected to exercise its right to purchase 200,637 prefunded warrants (“Series C Warrants,” and together with the Series A Warrants and Series B Warrants, the “Investor Warrants”) in lieu of Shares as part of the Units, which Series C Warrants have a nominal exercise price of $0.105 per share. In addition, the Company issued Series B Warrants to purchase 32,362 shares of Common Stock, an amount equal to 7.5% of the aggregate number of Shares, including Series C Warrants, sold in the Private Placement, at an exercise price of $9.19 per share (the “Placement Agent Warrants”) to the designees of H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company’s sole placement agent, as compensation for its services in connection with the Private Placement.

The Investor Warrants and Placement Agent Warrants are exercisable immediately upon issuance, subject to an issuance limitation set forth therein equal to the number of authorized and unreserved shares of Common Stock available for issuance on the date thereof, and shall terminate as follows: (i) the Series A Warrants shall terminate 18-months from the date of the Reverse Split, (ii) the Series B Warrants shall terminate five and a half years from the date of the Reverse Split, and (iii) the Series C Warrants shall terminate at such time that they are exercised in full. In addition, each of the Investor Warrants contains a 4.99% beneficial ownership limitation, which may be increased up to 9.99% at the sole option of the Investor upon 61 day prior notice to the Company (the “Beneficial Ownership Limitation”), and which prevents the Investor from exercising the Investor Warrants in the event such exercise would cause the Investor’s beneficial ownership of the Company’s outstanding shares of Common Stock to exceed the Beneficial Ownership Limitation.

In connection with the sale of the Units, the Company granted certain registration rights with respect to the Shares and shares of Common Stock issuable upon exercise of the Investor Warrants, pursuant to a Registration Rights Agreement by and between us and the Investor (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, we agreed to file a registration statement no later than 30 days after the Closing Date in order to register the Shares and shares of Common Stock underlying the Investor Warrants sold and issued in connection with the Private Placement which was filed on January 14, 2019. We have also agreed to register the shares of Common Stock underling the Placement Agent Warrants issued to the Placement Agent’s designees as compensation for its services in connection with the Private Placement.

Annex J-116

INNOVUS PHARMACEUTICALS, INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

NOTE 11 — SUBSEQUENT EVENTS (cont.)

Asset Purchase Agreement

On January 1, 2019, the Company completed an Asset Purchase Agreement (“APA”), pursuant to which the Company agreed to purchase substantially all of the assets of Prime Consultants, LLC for a total cash payment of $343,000 (the “Purchase Price”). Of the total Purchase Price, the Company acquired $313,000 of inventory. Prime Consultants, LLC is an e-commerce business with sales of products primarily through the Amazon platform which generated $2.4 million in sales in 2018.

Promissory Note

In March 2019, we entered into a promissory note agreement and securities purchase agreement with an unrelated third-party investor in which the investor loaned us gross proceeds of $400,000 in consideration for the issuance of a 0% promissory note. The notes have an OID of $100,000 and requires payment of $500,000 in principal in monthly increments over 12 months. As additional consideration for the purchase of the note, we issued 18,000 shares of restricted common stock to the investor.

We have evaluated subsequent events through the filing date of this Form 10-K and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosures in the notes thereto other than as disclosed in the accompanying notes to the consolidated financial statements.

Annex J-117

PEDIATRICS PRODUCT PORTFOLIO OF CERECOR INC.

As of September 30, 2019, and December 31, 2018 and for the Nine Months Ended September 30, 2019 and the Year Ended December 31, 2018

Annex J-118

Pediatrics Product Portfolio of Cerecor Inc.

Annex J-119

Report of Independent Auditors

To the Board of Directors of Cerecor Inc.

We have audited the accompanying abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor Inc., which comprise the statements of assets acquired and liabilities assumed as of September 30, 2019 and December 31, 2018, and the related statements of net revenues and direct expenses for the nine months ended September 30, 2019 and the year ended December 31, 2018, and the related notes to the abbreviated financial statements.

Management’s Responsibility for the Abbreviated Financial Statements

Management is responsible for the preparation and fair presentation of these abbreviated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of abbreviated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these abbreviated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the abbreviated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the abbreviated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the abbreviated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the abbreviated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the abbreviated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the abbreviated financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the Pediatrics Product Portfolio of Cerecor Inc. at September 30, 2019 and December 31, 2018, and its net revenues and direct expenses for the nine months ended September 30, 2019 and the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Emphasis of matter

The accompanying abbreviated financial statements were prepared in connection with Cerecor Inc.’s divestiture of the Pediatrics Product Portfolio of Cerecor Inc. and as described further in note 2 were prepared in accordance with an SEC waiver received by the buyer, for the purpose of the buyer complying with the rules and regulations of the Securities and Exchange Commission under Rule 8-04 of Regulation S-X and are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Pediatrics Product Portfolio of Cerecor Inc. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Baltimore, Maryland

January 3, 2020

Annex J-120

The Pediatrics Product Portfolio of Cerecor Inc.

Statements of Assets Acquired and Liabilities Assumed

	September 30, 2019	December 31, 2018
Other receivables	$208,204	$206,798
Inventory, net	376,884	792,857
Prepaid expenses and other current assets	1,202,841	797,562
Intangible assets, net	23,834,232	27,474,214
Total assets acquired	$25,622,161	$29,271,431

Accrued liabilities	$6,373,187	$5,402,494
Contingent consideration	7,473,485	7,794,354
Long-term debt	15,304,856	15,377,882
Total liabilities assumed	29,151,528	28,574,730
Total net (liabilities assumed) and assets acquired	$(3,529,367)	$696,701

See accompanying notes to the abbreviated financial statements.

Annex J-121

The Pediatrics Product Portfolio of Cerecor Inc.

Statements of Net Revenues and Direct Expenses

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
Product revenue, net	$9,304,580	$11,298,423

Direct expenses:
Cost of product sales	3,852,878	4,217,594
Sales and marketing	7,864,075	8,142,917
Amortization expense	2,190,861	2,703,896
Impairment of intangible assets	1,449,121	—
Change in fair value of contingent consideration	247,042	169,289
Total direct expenses	15,603,977	15,233,696
Net product revenues less direct expenses	$(6,299,397)	$(3,935,273)

See accompanying notes to the abbreviated financial statements.
Annex J-122

The Pediatrics Product Portfolio of Cerecor Inc.

Notes to Abbreviated Financial Statements

1. Background

On October 10, 2019, Cerecor Inc, (the “Company”) entered into the Aytu Purchase Agreement with Aytu Bioscience, Inc. (“Aytu”) to sell the Company’s rights, title and interest in, assets relating to its Pediatric Portfolio, namely Aciphex® Sprinkle™ , Cefaclor for Oral Suspension, Karbinal™ ER, Flexichamber™, Poly-Vi-Flor® and Tri-Vi-Flor™ (the “Divested Assets” or “Pediatric Portfolio”) as well as the corresponding commercial infrastructure consisting of the right to offer employment to Cerecor’s sales force and the assignment of supporting commercial contracts (“The Pediatrics Product Portfolio”). Aytu provided consideration of cash and preferred stock totaling $17 million ($4.5 million in cash and $12.5 million in shares of Aytu preferred stock) and assumed certain of the Company’s liabilities, including the Company’s payment obligations payable to Deerfield CSF, LLC (“Deerfield Obligation”) of approximately $15.0 million and certain other liabilities in excess of approximately $11 million. In addition, Aytu assumed future contractual obligations under existing license agreements associated with the Divested Assets. The transaction closed on November 1, 2019. Armistice, a significant stockholder of the Company, is also a significant stockholder of Aytu.

On November 17, 2017, the Company acquired TRx Pharmaceuticals, LLC (“TRx”) and its wholly-owned subsidiaries. TRx acquisition included the purchase of the acquired product marketing rights to Metafolin (Poly-Vi-Flor® and Tri-Vi-Flor™).

On February 16, 2018, Cerecor acquired all rights to Avadel Pharmaceuticals PLC’s (“Avadel”) marketed pediatric products (the “Acquired Products”) for the assumption of certain of Avadel’s financial obligations which included assets and liabilities assumed as part of the Aytu Purchase Agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed as of September 30, 2019 and December 31, 2018 and the related Statements of Net Revenues and Direct Expenses for the period from January 1, 2019 through September 30, 2019 and the year ended December 31, 2018 (collectively, the “Abbreviated Financial Statements”) of the Pediatrics Product Portfolio have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the purpose of Aytu’ s compliance with the rules and regulations of the Securities and Exchange Commission under Rule 8-04 of Regulation S-X. Aytu received a waiver from the SEC to present a Statement of Revenues and Direct Expenses and a Statement of Assets Acquired and Liabilities Assumed in lieu of complete financial statements for the Pediatrics Product Portfolio. Complete financial statements have not been prepared historically for the Pediatrics Product Portfolio as Cerecor did not maintain the Pediatrics Product Portfolio as a stand-alone business, division or subsidiary for the periods presented. The Statements of Assets Acquired and Liabilities Assumed and Net Revenues and Direct Expenses of the Pediatrics Product Portfolio have been derived from the operating activities attributed to the Pediatrics Product Portfolio from Cerecor’s books and records and reflect only those assets acquired in the transaction and related liabilities assumed and revenues and expenses directly related to the assets acquired and liabilities assumed. The Statements of Net Revenues and Direct Expenses do not purport to reflect all of the costs, expenses, and cash flows that would have been associated had the Pediatrics Product Portfolio been operated as a stand-alone, separate entity. In addition, the Statements of Net Revenues and Direct Expenses may not be indicative of the operating results going forward given the omission of certain corporate overhead described below and changes in the business that may be made by Aytu BioScience, Inc (See note 11). No additional or separate allocations have been made for certain general and administrative, interest or income tax expenses as Cerecor considered such items to be corporate expenses and not directly related to the Pediatrics Product Portfolio.

As previously mentioned, Cerecor acquired all rights to the Acquired Products on February 16, 2018, certain of which are included in the assets acquired and liabilities assumed as of September 30, 2019 and December 31, 2018. The related net revenues and related direct expenses are included in the abbreviated financial statements only for the period that Cerecor owned the Acquired Products and not for the period between January 1, 2018 and February 15, 2018, as Cerecor does not have access to the books and records of the Acquired Products for that period.

Annex J-123

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

Statements of cash flows are not presented as such data was not maintained by Cerecor for the Pediatric Product Portfolio as it did not operate as a separate business or a separate legal entity.

Use of Estimates

The preparation of Abbreviated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, management evaluates its estimates, including estimates related to but not limited to, revenue recognition, cost of product sales, stock-based compensation, fair value measurements (including those relating to contingent consideration), and other intangible assets. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Inventory

Inventory consists primarily of finished goods stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items. If non-saleable items are observed and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the decline in value is first recognized. These valuation adjustments are recorded based upon various factors for the Company’s products, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected product demand, the expected shelf life of the product and firm inventory purchase commitments.

Intangible Assets

Intangible assets with definite useful lives are amortized straight-line over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset might not be recoverable. Impairment losses are measured and recognized to the extent the carrying value of such assets exceeds their fair value.

Product Revenues, net

The Company generates substantially all of its revenue from sales of the Pediatric to its customers and has identified a single product delivery performance obligation, which is the provision of prescription pharmaceutical products to its customers based upon master service agreements in place with wholesaler distributors, and purchase orders from retail pharmacies or other direct customers. The performance obligation is satisfied at a point in time, when control of the product has been transferred to the customer, either at the time the product has been received by the customer or to a lesser extent when the product is shipped. The Company determines the transaction price based on fixed consideration in its contractual agreements and the transaction price is allocated entirely to the performance obligation to provide pharmaceutical products. In determining the transaction price, a significant financing component does not exist because the timing from when the Company delivers product to when the customers pay for the product is less than one year and the customers do not pay for product in advance of the transfer of the product.

Revenues from sales of products are recorded net of any variable consideration for estimated allowances for returns, chargebacks, distributor fees, prompt payment discounts, government rebates, and other common gross-to-net revenue adjustments. The identified variable consideration is recorded as a reduction of revenue at the time revenues from product sales are recognized. The Company recognizes revenue only to the extent that it is probable that a significant revenue reversal will not occur in a future period.

Annex J-124

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

Provisions for returns and government rebates are included within accrued liabilities in the statement of assets acquired and liabilities assumed. Expenses for prompt payment discounts and distributor fees are included as a reduction to net revenue. Calculating these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs, and channel inventory data. These estimates may differ from actual consideration amount received and the Company will re-assess these estimates and judgments each reporting period to adjust accordingly.

The following table presents net revenues disaggregated by type (in thousands):

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
Prescribed dietary supplements	$5,949	$7,811
Prescription drugs	3,356	3,487
Total revenues, net	$9,305	$11,298

Concentration with Customer

The Company sells its products in the United States primarily through wholesale distributors. Wholesale distributors account for substantially all of the Company’s net product revenues. For the nine months ended September 30, 2019, the Company’s three largest customers accounted for approximately 36%, 26%, and 24%, respectively, of the Company’s total net product revenues from sale of prescription pharmaceutical products. For the year ended December 31, 2018, the Company’s three largest customers accounted for approximately 32%, 31% and 22%, respectively, of the Company’s total net product revenues from sale of prescription pharmaceutical products.

Returns and Allowances

Consistent with industry practice, the Company maintains a return policy that allows customers to return product within a specified period both prior to and, in certain cases, subsequent to the product’s expiration date. The Company’s return policy generally allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The provision for returns and allowances consists of estimates for future product returns and pricing adjustments. The primary factors considered in estimating potential product returns include:

•        the shelf life or expiration date of each product;

•        historical levels of expired product returns;

•        external data with respect to inventory levels in the wholesale distribution channel;

•        external data with respect to prescription demand for the Company’s products; and

•        the estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

The Company’s estimate for returns and allowances may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel.

Rebates

The Company is subject to rebates on sales made under governmental pricing programs. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance and

Annex J-125

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, however can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. In addition to the estimates mentioned above, the Company’s calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, the Company adjusts the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods. Because Medicaid pricing programs involve particularly difficult interpretations of complex statutes and regulatory guidance, our estimates could differ from actual experience.

In determining estimates for these rebates, the Company considers the terms of the contracts, relevant statutes, historical relationships of rebates to revenues, past payment experience, estimated inventory levels and estimated future trends.

Cost of Product Sales

Cost of product sales is comprised of (i) costs to acquire products sold to customers, (ii) royalty, license payments and other agreements granting the Company rights to sell related products, (iii) distribution costs incurred in the sale of products; (iv) the value of any write-offs of obsolete or damaged inventory that cannot be sold, and (v) minimum sale obligations. The Company acquired the rights to sell certain of its commercial products through license and assignment agreements with the original developers or other parties with interests in these products. These agreements require the Company to make payments under varying payment structures based on its net revenue from related products.

Shipping, Handling, and Freight

The Company includes the cost of shipping, handling, and freight associated with product sales as part of cost of product sales.

Amortization Expense

Amortization expense includes the amortization of the Company’s acquired intangible assets. There is no amortization expense included in cost of product sales or sales and marketing expense as all amortization expense is included within its own standalone line in the statement of net revenues and direct expenses.

Estimated Fair Value and Change in Fair Value of Contingent Consideration

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and commercial milestones and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

There is no change in fair value of contingent consideration included in cost of product sales or research and development costs as the change in fair value of contingent consideration is included within its own standalone line in operating expenses in the statement of net revenues and direct expenses.

Sales and Marketing Expense

Sales and Marketing Expense includes salaries and benefits of the sales department, all contract costs related to servicing the commercial operations of the Pediatric Portfolio that are not included in gross to net deductions as well as product liability insurance.

Annex J-126

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

Stock-based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, which service the commercial operations of the Pediatrics Product Portfolio, including employee stock options, and has been included in the statements of net revenues and direct operating expenses.

For stock options issued to employees servicing the operations of the Pediatrics Product Portfolio, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock.

For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

Accounting Policy Elections Related to Adoption of New Revenue Recognition Standard

The Company elected the following practical expedients in applying Topic 606 to its identified revenue streams:

•        Portfolio approach — contracts within each revenue stream have similar characteristics and the Company believes this approach would not differ materially than if applying Topic 606 to each individual contract.

•        Modified retrospective approach — the Company applied Topic 606 only to contracts with customers that were not completed at the date of initial application, January 1, 2018.

•        Significant financing component — the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•        Shipping and handling activities — the Company considers any shipping and handling costs that are incurred after the customer has obtained control of the product as a cost to fulfill a promise and will account for them as an expense.

•        Contract costs — the Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not incur costs to obtain a contract or costs to fulfill a contract that would result in the capitalization of contract costs. Specifically, internal sales commissions are costs to fulfill a contract and are expensed in the same period that revenue is recognized, which is typically within the same quarterly reporting period.

The Company has not made significant changes to the judgments made in applying ASU 2014-09, Revenue from Contracts with Customers (Topic 606) for the nine months ended September 30, 2019 and the year ended December 31, 2018.

Annex J-127

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

3. Fair Value Measurements

ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value standard also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•        Level 2 — inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

For each of the fair value hierarchy levels required under ASC 820, the Company only has the Level 3 Liability, Contingent consideration, with a balance of $7,473,485 as of September 30, 2019 and $7,794,354 as of December 31, 2018 with amounts expected to be paid in the next twelve months of $1,237,401, and $1,097,137, respectively.

At September 30, 2019 and December 31, 2018, the Company’s financial instruments included accrued liabilities, short term and long-term debt, and contingent consideration. The carrying amounts reported in the accompanying abbreviated financial statements for, accrued liabilities approximate their respective fair values because of the short-term nature of these accounts. The estimated fair value of the Company’s long-term debt of $15.0 million as of September 30, 2019 and $14.9 million as of December 31, 2018 was based on current interest rates for similar types of borrowings and is in Level 2 of the fair value hierarchy.

Level 3 Valuation

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liabilities are remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

As part of the acquisition of Avadel’s pediatric products, the Company will pay a 15% annual royalty on net sales of the acquired Avadel pediatric products through February 2026 up to an aggregate amount of $12.5 million (“Deerfield Contingent Consideration”). The fair value of the future royalty is the expected future value of the contingent payments discounted to a present value. The estimated fair value of the royalty payments as of September 30, 2019 was $7.5 million. The significant assumptions used in estimating the fair value of the royalty payment as of September 30, 2019 include (i) the expected net sales of the acquired Avadel pediatric products for that are subject to the 15% royalty based on the Company’s net sales forecast and, (ii) the risk-adjusted discount rate of 7.86%, which is comprised of the risk-free interest rate of 1.60% and a counterparty risk of 6.26% utilized to discount the expected royalty payments. The estimated fair value of the royalty payments as of December 31, 2018 was $7.8 million. The significant assumptions used in estimating the fair value of the royalty payment as of December 31, 2018 include (i) the expected net sales of the acquired Avadel pediatric products that are subject to the 15% royalty based on the Company’s net sales forecast, and (ii) the risk-adjusted discount rate of 8.1%, which is comprised of the risk-free interest rate of 2.6% and a counter-party risk of 5.5%. The liability is reduced by periodic payments.

No other changes in valuation techniques or inputs occurred during the nine months ended September 30, 2019 and the year ended December 31, 2018.

Annex J-128

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

4. Inventory

Inventory consists of finished goods stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items.

Inventory consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Finished goods	$558,937	$929,986
Inventory reserve	(182,053)	(137,129)
Inventory, net	$376,884	$792,857

5. Intangible Assets

The changes in intangible assets for the nine months ended September 30, 2019 and the years ended December 31, 2018 were as follows:

Balance at December 31, 2017	$10,377,792
Additions	16,453,000
Purchase price allocation measurement period adjustments	3,347,318
Amortization	(2,703,896)
Balance at December 31, 2018	$27,474,214
Amortization	(2,190,861)
Impairment	(1,449,121)
Balance at September 30, 2019	$23,834,232

The following is a summary of intangible assets held by the Company at September 30, 2019 and December 31, 2018, respectively:

	September 30, 2019
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount	Weighted-Average Remaining Life
					(in years)
Acquired Product Marketing Rights – Karbinal	$6,200,000	$(1,007,162)	$—	$5,192,838	8.375
Acquired Product Marketing Rights – Cefaclor	7,611,000	(1,799,752)	—	5,811,248	5.245
Acquired Product Marketing Rights – Aciphex	2,803,000	(461,486)		2,341,514	8.245
Acquired Developed Technology – Flexichamber	1,677,000	(227,879)	(1,449,121)	—	—
Acquired Product Marketing Rights – Metafolin	11,987,000	(1,498,368)		10,488,632	13.125
Total Intangible Assets	$30,278,000	$(4,994,647)	$(1,449,121)	$23,834,232

Annex J-129

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

5. Intangible Assets (cont.)

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount	Weighted-Average Remaining Life
					(in years)
Acquired Product Marketing Rights – Karbinal	$6,200,000	$(542,161)	$—	$5,657,839	9.125
Acquired Product Marketing Rights – Cefaclor	7,611,000	(969,096)	—	6,641,904	5.995
Acquired Product Marketing Rights – Aciphex	2,803,000	(248,492)	—	2,554,508	8.995
Acquired Developed Technology – Flexichamber	1,677,000	(145,014)	—	1,531,986	9.245
Acquired Product Marketing Rights – Metafolin	11,987,000	(899,023)	—	11,087,977	13.88
Total Intangible Assets	$30,278,000	$(2,803,786)	$—	$27,474,214

The Company recorded expense related to impairment of intangible assets of $1.4 million for the nine months ended September 30, 2019 due to the impairment of the Flexichamber intangible asset. During the second quarter of 2019, the Company made a strategic decision to eliminate sales force efforts related to selling Flexichamber. As a result of this decision, paired with significant deviations from forecasted sales, management identified an impairment indicator for Flexichamber during the second quarter of 2019. Accordingly, as a level 3 fair value hierarchy, the Company performed a test for recoverability and concluded that the sum of its estimated future undiscounted cash flows was less than its carrying value of $1.4 million. Management then measured the impairment loss by calculating the excess of the carrying amount of Flexichamber over its fair value. Management determined that due to the absence of future material cash flows that the fair value was $0. Accordingly, a full impairment was recognized in the amount of $1.4 million for the nine months ended September 30, 2019.

Amortization of intangible assets for the next five years and thereafter is expected to be as follows:

For the Years Ended December 31,	Estimated Amortization Expense
2019 (Three months remaining)	$703,008
2020	2,810,664
2021	2,810,664
2022	2,810,664
2023	2,810,664
Thereafter	11,888,568
Total future amortization expense	$23,834,232

6. Accrued Liabilities

Accrued liabilities as of September 30, 2019 and December 31, 2018 consisted of the following:

	September 30, 2019	December 31, 2018
Sales returns and allowances	$3,623,486	$2,507,091
Medicaid rebates	2,478,781	2,187,023
Make whole provision	270,920	708,380
Total accrued liabilities	$6,373,187	$5,402,494

Annex J-130

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

6. Accrued Liabilities (cont.)

As part of the Aytu transaction, Aytu assumed certain of the Company’s existing liabilities including certain accrued liabilities primarily related to Medicaid rebates and sales returns. Aytu assumed the liability for Medicaid rebates arising out of the Pediatrics Product Portfolio sold prior to the closing date of November 1, 2019 up to $2.7 million. Additionally, Aytu assumed sales returns made related to the Pediatrics Product Portfolio after the closing date of November 1, 2019 only to the extent such post-Closing sales returns exceed $2.0 million and are less than $2.8 million (in other words, this amount will in no event be greater than $0.8 million). While Aytu will only assume a portion of the Sales return and allowance the full balance related to the Pediatrics Product Portfolio is presented herein. Aytu will assume liabilities associated with the minimum unit sales commitments specified in the Karbinal Agreement (see note 7) for $0.3 million.

7. Agreements

Poly-Vi-Flor and Tri-Vi-Flor Related Contracts

Supply and License Agreement, effective December 1, 2014, by and between TRx (wholly-owned subsidiary of the Company) and Merck & Co. (“Merck”)

On December 1, 2014 TRx entered into a Supply and License Agreement with Merck. The initial term of the agreement expires on December 31, 2020, and the agreement will automatically continue for subsequent one-year terms thereafter until terminated in accordance with its terms. Pursuant to the agreement, Merck agrees to supply a specific compound called Metafolin® to TRx for use in dietary supplements within a defined market, and TRx agrees to purchase 100% of its Metafolin requirements from Merck. Under the agreement, TRx has an exclusive license under a number of U.S. and international patents, as well as related trade secrets, know-how and trademark rights, to make and sell TRx products positioned in the pediatric market (i.e., targeted for children 0-3 years of age) in the U.S. Under the agreement, TRx also has a non-exclusive license under the same intellectual property rights to make and sell TRx dietary supplement products within the U.S. outside of certain specified fields, including products containing Metafolin in combination with folic acid or any other folate, products positioned for type II diabetes, pharmaceutical drugs, and medical, fortified, and special dietary foods. TRx must pay Merck a royalty of two-percent (2%) of net sales from TRx products in the pediatric field that contain Metafolin. The royalty payment does not apply to net sales of TRx products marketed as pre-or postnatal vitamins. The royalty payment will continue to apply throughout the initial term and any automatic renewal periods. The minimum annual order quantity for the compound is 1kg. Payments of royalties are made by TRx within 45 days following the end of each calendar quarter.

Settlement and License Agreement, dated February 28, 2011, by and between TRx and Mead Johnson and Company LLC, as amended

TRx entered into a Settlement and License Agreement with Mead Johnson and Company LLC, and the parties subsequently entered into an amendment to such agreement on October 6, 2011. Pursuant to the agreement, Mead Johnson granted TRx an exclusive license to the “Poly-Vi-Flor” and “Tri-Vi-Flor” trademarks and agreed not to oppose TRx’s seeking the marks Poly-Vi-Flor and Tri-Vi-Flor in the United States and in any other countries where Mead Johnson does not have an active registration for such marks. As consideration for such licenses, TRx agreed to pay a royalty to Mead Johnson in the amount of 10% of net revenues received by TRx with respect to products sold under the Poly-Vi-Flor and Tri-Vi-Flor trademarks during the term of the agreement. The term of the agreement is indefinite and will continue unless terminated pursuant to the provisions of the agreement. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Annex J-131

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

7. Agreements (cont.)

Redemption Agreement with Additional Poly-Vi-Flor Royalty Obligation

TRx and the Selling Members entered into an Agreement to Redeem Membership Interest on May 31, 2011 with a former Member, Presmar Associates, Inc. Pursuant to the agreement, TRx and the Selling Members agreed to pay to Presmar Associates a royalty payment of 5% of gross sales for Poly-Vi-Flor branded or authorized generic product and, upon the sale of the Poly-Vi-Flor trademark to a third party, to pay to Presmar Associates 5% of the cash proceeds from such sale transaction. Any future sale of the Poly-Vi-Flor trademark to a third party would require that 5% of the sale proceeds be paid to Presmar Associates. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Commercial, Supply, and Distribution Agreements

Acquired Product Marketing Rights — Karbinal

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”), under which the Company is granted the exclusive right to distribute and sell the product in the United States. The initial term of the Karbinal Agreement is 20 years. The Company will pay TRIS a royalty equal to 23.5% of net sales. Avadel has agreed to offset the 23.5% royalty payable by 8.5%, for a net royalty equal to 15%, in fiscal year 2018 and 2019 for net sales of Karbinal. The make-whole payment is capped at $750,000 each year. The Karbinal Agreement also contains minimum unit sales commitments, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year. The Karbinal Agreement also has multiple commercial milestone obligations that aggregate up to $3.0 million based on cumulative net sales, the first of which is triggered at $40.0 million.

Acquired Product Marketing Rights — AcipHex

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License and Assignment Agreement for AcipHex (“AcipHex Agreement”) between Eisai, Inc. and FSC Therapeutics, LLC dated June 2014 and the Supply Agreement between Eisai, Inc. and FSC Laboratories, Inc. dated June 2014. Per the AcipHex Agreement, the Company is granted the exclusive license to exploit the products in the territory (U.S.) and an exclusive license to use Eisai trademarks to sell the products. Eisai will manufacture and supply the requirements for supply of the products. The term of the AcipHex Agreement is perpetual unless terminated per the agreement. Eisai will receive (a) a royalty with respect to the sales of AcipHex equal to 15.0% of Net Sales. The royalties are payable until the first commercial sale of an unauthorized generic product in the territory or the date that is five years from the effective date of the agreement. A maximum $8.0 million of sales-based milestone payments is possible should AcipHex accumulated net sales exceed $50.0 million in any twelve-month period.

Acquired Product Marketing Rights — Cefaclor

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License, Supply and Distribution Agreement for Cefaclor between Yung Shin Pharm. Ind, Co., Ltd. and FSC Therapeutics, LLC dated March 2015 (“Cefaclor Agreement”). The initial term of the Cefaclor Agreement runs through December 31, 2024 and will automatically renew for additional, successive twelve-month periods unless terminated by either party. Yung Shin will receive a royalty equal to 15.0% of Net Sales of Cefaclor. A maximum $6.5 million of sales-based milestone payments is possible should Cefaclor accumulated net sales exceed $40.0 million in any twelve-month period.

Annex J-132

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

8. Long Term Debt

The Company has an obligation to Deerfield (the “Deerfield Obligation”). Beginning in July 2018 through October 2020, the Company will pay a quarterly payment of $262,500 to Deerfield CSF, LLC. In January 2021, a balloon payment of $15,250,000 is due.

Interest expense for the nine months ended September 30, 2019 and the year ended December 31, 2018 was $0.7 million and $0.8 million, respectively, and is excluded from the statement of net revenues and direct expenses as further explained in Note 2. As part of the sale of the Pediatric Product Portfolio, the Deerfield Obligation was assumed by Aytu. The Deerfield Obligation was $15.3 million as of September 30, 2019, of which $1.1 million is payable within the next twelve months. The Deerfield Obligation was $15.4 million as of December 31, 2018, of which $1.1 million was payable within the next twelve months.

9. Stock-Based Compensation

2016 Equity Incentive Plan

On April 5, 2016, the Company’s board of directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) as the successor to the 2015 Omnibus Plan (the “2015 Plan”). The 2016 Plan was approved by the Company’s stockholders and became effective on May 18, 2016 (the “2016 Plan Effective Date”).

As of the 2016 Plan Effective Date, no additional grants will be made under the 2015 Plan or the 2011 Stock Incentive Plan (the “2011 Plan”), which was previously succeeded by the 2015 Plan effective October 13, 2015. Outstanding grants under the 2015 Plan and 2011 Plan will continue according to their terms as in effect under the applicable plan.

Upon the 2016 Plan Effective Date, the 2016 Plan reserved and authorized up to 600,000 additional shares of common stock for issuance, as well as 464,476 unallocated shares remaining available for grant of new awards under the 2015 Plan. An Amended and Restated 2016 Equity Incentive Plan (the “2016 Amended Plan”) was approved by the Company’s stockholders in May 2018, which increased the share reserve by an additional 1.4 million shares. During the term of the 2016 Amended Plan, the share reserve will automatically increase on the first trading day in January of each calendar year, by an amount equal to 4% of the total number of outstanding shares of common stock of the Company on the last trading day in December of the prior calendar year. As of December 31, 2018, there were 602,657 shares available for future issuance under the 2016 Plan. On January 1, 2019, on the terms of the 2016 Amended Plan an additional 1,632,167 shares were made available for issuance for a total of 2,234,824 shares available for issuance.

Option grants expire after ten years. Employee options typically vest over four years. For stock options granted to employees the estimated grant date fair market value of the Company’s stock-based awards is amortized ratably over the individuals’ service periods, which is the period in which the awards vest. Stock-based compensation expense includes expense related to stock options, and ESPP shares. The amount of stock-based compensation expense recognized was $313,790 and $137,082 for the nine months ended September 30, 2019 and the years ended December 31, 2018 respectively for employees directly related to the Pediatrics Product Portfolio.

Annex J-133

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

9. Stock-Based Compensation (cont.)

Stock options with service-based vesting conditions

The Company has granted to employees that are directly related to the Pediatrics Product Portfolio awards that contain service-based vesting conditions. The compensation cost for these options is recognized on a straight-line basis over the vesting periods. A summary of option activity with service-based vesting conditions for the nine months ended September 30, 2019 and year ended December 31, 2018 is as follows:

	Options Outstanding
	Number of shares	Weighted average exercise price	Grant date fair value of options	Weighted average remaining contractual term (in years)
Balance at December 31, 2018	418,750	$2.70		9.19
Granted	557,500	$5.94	$1,800,725
Exercised	(1,390)
Forfeited	(148,264)	$5.45	$443,309
Balance at September 30, 2019	826,596	$4.39		9.03
Exercisable at September 30, 2019	138,233	$2.43		8.24
	Options Outstanding
	Number of shares	Weighted average exercise price	Grant date fair value of options	Weighted average remaining contractual term (in years)
Balance at December 31, 2017	180,500	$1.13		9.88
Granted	297,000	$3.42	$585,090
Exercised	(0)
Forfeited	(58,750)	$1.54	$55,225
Balance at December 31, 2018	418,750	$2.70		9.19
Exercisable at December 31, 2018	35,007	$1.13		8.88

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

Stock-based compensation assumptions

The following table shows the assumptions used to compute stock-based compensation expense for stock options granted to employees and members of the board of directors under the Black-Scholes valuation model for the nine months ended September 30, 2019 and the year ended December 31, 2018:

Service-based options	Nine Months Ended September 30, 2019			Year Ended December 31, 2018
Risk-free interest rate	1.47%	—	2.59%	2.51%	—	3.01%
Expected term of options (in years)	5.0	—	6.25	5.0	—	6.25
Expected stock price volatility		55%		55%	—	65%
Expected annual dividend yield	0%	—	0%	0%	—	0%

Annex J-134

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

9. Stock-Based Compensation (cont.)

The valuation assumptions were determined as follows:

•        Risk-free interest rate:    The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

•        Expected term of options:    Due to lack of sufficient historical data, the Company estimates the expected life of its stock options with service-based vesting granted to employees as the arithmetic average of the vesting term and the original contractual term of the option for service-based options.

•        Expected stock price volatility:    The Company estimated the expected volatility based on actual historical volatility of the stock price of other publicly-traded biotechnology companies engaged in lines of business that are the same or similar to the Company’s. The Company calculated the historical volatility of the selected companies by using daily closing prices over a period of the expected term of the associated award. The companies were selected based on their enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the associated award. A decrease in the selected volatility would decrease the fair value of the underlying instrument.

•        Expected annual dividend yield:    The Company estimated the expected dividend yield based on consideration of its historical dividend experience and future dividend expectations. The Company has not historically declared or paid dividends to stockholders. Moreover, it does not intend to pay dividends in the future, but instead expects to retain any earnings to invest in the continued growth of the business. Accordingly, the Company assumed and expected dividend yield of 0.0%.

Employee Stock Purchase Plan

On April 5, 2016, the Company’s board of directors approved the 2016 Employee Stock Purchase Plan (the “ESPP”). The ESPP was approved by the Company’s stockholders and became effective on May 18, 2016 (the “ESPP Effective Date”).

Under the ESPP, eligible employees can purchase common stock through accumulated payroll deductions at such times as are established by the administrator. The ESPP is administered by the compensation committee of the Company’s board of directors. Under the ESPP, eligible employees may purchase stock at 85% of the lower of the fair market value of a share of the Company’s common stock (i) on the first day of an offering period or (ii) on the purchase date. Eligible employees may contribute up to 15% of their earnings during the offering period. The Company’s board of directors may establish a maximum number of shares of the Company’s common stock that may be purchased by any participant, or all participants in the aggregate, during each offering or offering period. Under the ESPP, a participant may not accrue rights to purchase more than $25,000 of the fair market value of the Company’s common stock for each calendar year in which such right is outstanding.

Upon the ESPP Effective Date, the Company reserved and authorized up to 500,000 shares of common stock for issuance under the ESPP. On January 1 of each calendar year, the aggregate number of shares that may be issued under the ESPP shall automatically increase by a number equal to the lesser of (i) 1% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, and (ii) 500,000 shares of the Company’s common stock, or (iii) a number of shares of the Company’s common stock as determined by the Company’s board of directors or compensation committee. As of December 31, 2018, 783,983 shares remained available for issuance.

In accordance with the guidance in ASC 718-50, the ability to purchase shares of the Company’s common stock at the lower of the offering date price or the purchase date price represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, stock-based compensation expense is determined based on the option’s grant-date fair value and is recognized over the requisite service period of the option. The Company used the Black-Scholes valuation model and recognized stock-based compensation expense of $33,605 and $20,814 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively, for the employees directly related to the Pediatrics Product Portfolio.

Annex J-135

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

10. Commitments and Contingencies

Purchase Obligations

Karbinal Royalty Make-Whole Provision

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”). As part of this agreement, the Company has an annual minimum sales commitment, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year.

The Company paid $0.9 million in August 2018 and $1.7 million in August 2019 to TRIS related to the make whole payment for the commercial year ended July 31, 2018 and 2019. For the nine-months ended September 30, 2019, the Company has accrued $0.3 million in accrued liabilities related to the Karbinal royalty make whole for the commercial year ending July 31, 2020. Make whole provision of $1.3 million has been recorded in cost of product sales for the nine months ended September 30, 2019. For the year ended December 31, 2018, the Company has accrued $0.7 million in accrued liabilities related to the Karbinal royalty make whole for the commercial year ending July 31, 2019. Make whole provision of $1.3 million has been recorded in cost of product sales for the year ended December 31, 2018. The future royalty make whole payments is unknown as the amount owed to TRIS is dependent on the number of units sold.

As a part of the sale of the Pediatric Portfolio to Aytu, the Company assigned all payment obligations, including the Make-Whole Payments, under the Karbinal Agreement (collectively, the “TRIS Obligations”) to Aytu.

11. Subsequent Events

The Company has evaluated subsequent events through the date the Pediatrics Product Portfolio abbreviated financial statements were available to be issued or January 3, 2020. In addition to Purchase Agreement with Atyu the following subsequent events were identified.

On November 1, 2019, the Deerfield Contingent Consideration (see note 3) and Obligation (see note 8) was amended as part of the executed Consent and Limited Waiver Agreement. The agreement now requires a minimum monthly payment (Deerfield Contingent Consideration) that is the higher of $100,000 or 15% of net sales as opposed to previously only 15% of net sales, until the royalty payments reach the originally established maximum payout of $12.5 million. Furthermore, the Deerfield Obligation now requires monthly payments of $87,000 as opposed to quarterly payments of $263,000 through January 31, 2021. As part of the Aytu Purchase Agreement, Aytu assumed both the Deerfield Obligation and the Deerfield Contingent Consideration.

Amendment No.3 to Supply and Distribution Agreement for TRIS was executed on October 29, 2019. The amendment requires the purchase and transfer of the NDA for Karbinal™ ER for $250,000 to Cerecor. The $250,000 payment to Tris is to be split evenly between the Company and Aytu. As part of the Aytu Purchase Agreement, Aytu assumed the TRIS contract and AYTU will assume the Karbinal NDA upon transfer.

There were no other events in addition to those previously disclosed within the Notes above that require adjustments to or disclosure in the Company’s financial statements for the nine months ended September 30, 2019 and the year ended December 31, 2018.

Annex J-136

PEDIATRICS PRODUCT PORTFOLIO OF CERECOR INC.

As of September 30, 2018, and for the Nine Months Ended September 30, 2018 (Unaudited)

Annex J-137

Pediatrics Product Portfolio of Cerecor Inc.

Index to Abbreviated Financial Statements

Page
Statement of Net Assets Acquired and Liabilities Assumed as of September 30, 2018 (unaudited)	J-139
Statement of Net Revenues and Direct Expenses for the Nine Months Ended September 30, 2018 (unaudited)	J-140
Notes to Unaudited Abbreviated Financial Statements	J-141

Annex J-138

The Pediatrics Product Portfolio of Cerecor Inc.
Statement of Assets Acquired and Liabilities Assumed (Unaudited)

September 30, 2018
Other receivables	$118,550
Inventory, net	694,762
Prepaid expenses and other current assets	891,311
Intangible assets, net	28,356,072
Total assets acquired	$30,060,695
Accrued liabilities	$4,744,148
Long-term debt	15,402,224
Contingent consideration	8,249,916
Total liabilities assumed	28,396,288
Total net (liabilities assumed) and assets acquired	$1,664,407

See accompanying notes to the unaudited abbreviated financial statements.

Annex J-139

The Pediatrics Product Portfolio of Cerecor Inc.

Statements of Net Revenues and Direct Expenses (Unaudited)

Nine Months Ended September 30, 2018
Product revenue, net	$7,862,543
Direct expenses:
Cost of product sales	2,890,459
Sales and marketing	5,741,219
Amortization expense	1,822,038
Change in fair value of contingent consideration	466,924
Total direct expenses	10,920,640
Net product revenues less direct expenses	$(3,058,097)

See accompanying notes to the unaudited abbreviated financial statements.

Annex J-140

The Pediatrics Product Portfolio of Cerecor Inc.

Notes to Abbreviated Financial Statements

1. Background

On October 10, 2019, Cerecor Inc, (the “Company”) entered into the Aytu Purchase Agreement with Aytu Bioscience, Inc. (“Aytu”) to sell the Company’s rights, title and interest in, assets relating to its Pediatric Portfolio, namely Aciphex® Sprinkle™ , Cefaclor for Oral Suspension, Karbinal™ ER, Flexichamber™ , Poly-Vi-Flor® and Tri-Vi-Flor™ (the “Divested Assets” or “Pediatric Portfolio”) as well as the corresponding commercial infrastructure consisting of the right to offer employment to Cerecor’s sales force and the assignment of supporting commercial contracts (“The Pediatrics Product Portfolio”). Aytu provided consideration of cash and preferred stock totaling $17 million ($4.5 million in cash and $12.5 million in shares of Aytu preferred stock) and assumed certain of the Company’s liabilities, including the Company’s payment obligations payable to Deerfield CSF, LLC (“Deerfield Obligation”) of approximately $15.0 million and certain other liabilities in excess of approximately $11 million. In addition, Aytu assumed future contractual obligations under existing license agreements associated with the Divested Assets. The transaction closed on November 1, 2019. Armistice, a significant stockholder of the Company, is also a significant stockholder of Aytu.

On November 17, 2017, the Company acquired TRx Pharmaceuticals, LLC (“TRx”) and its wholly-owned subsidiaries. TRx acquisition included the purchase of the acquired product marketing rights to Metafolin (Poly-Vi-Flor® and Tri-Vi-Flor™).

On February 16, 2018, Cerecor acquired all rights to Avadel Pharmaceuticals PLC’s (“Avadel”) marketed pediatric products (the “Acquired Products”) for the assumption of certain of Avadel’s financial obligations which included assets and liabilities assumed as part of the Aytu Purchase Agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed as of September 30, 2018 and the related Statements of Net Revenues and Direct Expenses for the period from January 1, 2018 through September 30, 2018 (collectively, the “Abbreviated Financial Statements”) of the Pediatrics Product Portfolio have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the purpose of Aytu’ s compliance with the rules and regulations of the Securities and Exchange Commission under Rule 8-04 of Regulation S-X. Aytu received a waiver from the SEC to present a Statement of Revenues and Direct Expenses and a Statement of Assets Acquired and Liabilities Assumed in lieu of complete financial statements for the Pediatrics Product Portfolio. Complete financial statements have not been prepared historically for the Pediatrics Product Portfolio as Cerecor did not maintain the Pediatrics Product Portfolio as a stand-alone business, division or subsidiary for the periods presented. The Statements of Assets Acquired and Liabilities Assumed and Net Revenues and Direct Expenses of the Pediatrics Product Portfolio have been derived from the operating activities attributed to the Pediatrics Product Portfolio from Cerecor’s books and records and reflect only those assets acquired in the transaction and related liabilities assumed and revenues and expenses directly related to the assets acquired and liabilities assumed. The Statements of Net Revenues and Direct Expenses do not purport to reflect all of the costs, expenses, and cash flows that would have been associated had the Pediatrics Product Portfolio been operated as a stand-alone, separate entity. In addition, the Statements of Net Revenues and Direct Expenses may not be indicative of the operating results going forward given the omission of certain corporate overhead described below and changes in the business that may be made by Aytu BioScience, Inc (See note 11). No additional or separate allocations have been made for certain general and administrative, interest or income tax expenses as Cerecor considered such items to be corporate expenses and not directly related to the Pediatrics Product Portfolio.

As previously mentioned, Cerecor acquired all rights to the Acquired Products on February 16, 2018, certain of which are included in the assets acquired and liabilities assumed as of September 30, 2018. The related net revenues and related direct expenses are included in the abbreviated financial statements only for the period that Cerecor owned the Acquired Products and not for the period between January 1, 2018 and February 15, 2018, as Cerecor does not have access to the books and records of the Acquired Products for that period.

Annex J-141

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

Statements of cash flows are not presented as such data was not maintained by Cerecor for the Pediatric Product Portfolio as it did not operate as a separate business or a separate legal entity.

Use of Estimates

The preparation of Abbreviated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, management evaluates its estimates, including estimates related to but not limited to, revenue recognition, cost of product sales, stock-based compensation, fair value measurements (including those relating to contingent consideration), and other intangible assets. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Inventory

Inventory consists primarily of finished goods stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items. If non-saleable items are observed and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the decline in value is first recognized. These valuation adjustments are recorded based upon various factors for the Company’s products, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected product demand, the expected shelf life of the product and firm inventory purchase commitments.

Intangible Assets

Intangible assets with definite useful lives are amortized straight-line over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset might not be recoverable. Impairment losses are measured and recognized to the extent the carrying value of such assets exceeds their fair value.

Product Revenues, net

The Company generates substantially all of its revenue from sales of the Pediatric to its customers and has identified a single product delivery performance obligation, which is the provision of prescription pharmaceutical products to its customers based upon master service agreements in place with wholesaler distributors, and purchase orders from retail pharmacies or other direct customers. The performance obligation is satisfied at a point in time, when control of the product has been transferred to the customer, either at the time the product has been received by the customer or to a lesser extent when the product is shipped. The Company determines the transaction price based on fixed consideration in its contractual agreements and the transaction price is allocated entirely to the performance obligation to provide pharmaceutical products. In determining the transaction price, a significant financing component does not exist because the timing from when the Company delivers product to when the customers pay for the product is less than one year and the customers do not pay for product in advance of the transfer of the product.

Revenues from sales of products are recorded net of any variable consideration for estimated allowances for returns, chargebacks, distributor fees, prompt payment discounts, government rebates, and other common gross-to-net revenue adjustments. The identified variable consideration is recorded as a reduction of revenue at the time revenues from product sales are recognized. The Company recognizes revenue only to the extent that it is probable that a significant revenue reversal will not occur in a future period.

Provisions for returns and government rebates are included within accrued liabilities in the statement of assets acquired and liabilities assumed. Expenses for prompt payment discounts and distributor fees are included as a

Annex J-142

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

reduction to net revenue. Calculating these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs, and channel inventory data. These estimates may differ from actual consideration amount received and the Company will re-assess these estimates and judgments each reporting period to adjust accordingly.

The following table presents net revenues disaggregated by type (in thousands):

Nine Months Ended September 30, 2018
Prescribed dietary supplements	$5,900
Prescription drugs	1,963
Total revenues, net	$7,863

Concentration with Customer

The Company sells its products in the United States primarily through wholesale distributors. Wholesale distributors account for substantially all of the Company’s net product revenues. For the nine months ended September 30, 2018, the Company’s three largest customers accounted for approximately 32%, 30%, and 22%, respectively, of the Company’s total net product revenues from sale of prescription pharmaceutical products.

Returns and Allowances

Consistent with industry practice, the Company maintains a return policy that allows customers to return product within a specified period both prior to and, in certain cases, subsequent to the product’s expiration date. The Company’s return policy generally allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The provision for returns and allowances consists of estimates for future product returns and pricing adjustments. The primary factors considered in estimating potential product returns include:

•        the shelf life or expiration date of each product;

•        historical levels of expired product returns;

•        external data with respect to inventory levels in the wholesale distribution channel;

•        external data with respect to prescription demand for the Company’s products; and

•        the estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

The Company’s estimate for returns and allowances may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel.

Rebates

The Company is subject to rebates on sales made under governmental pricing programs. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance and field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, however can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. In addition to the estimates mentioned above, the Company’s calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such

Annex J-143

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

rebates. Periodically, the Company adjusts the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods. Because Medicaid pricing programs involve particularly difficult interpretations of complex statutes and regulatory guidance, our estimates could differ from actual experience.

In determining estimates for these rebates, the Company considers the terms of the contracts, relevant statutes, historical relationships of rebates to revenues, past payment experience, estimated inventory levels and estimated future trends.

Cost of Product Sales

Cost of product sales is comprised of (i) costs to acquire products sold to customers, (ii) royalty, license payments and other agreements granting the Company rights to sell related products, (iii) distribution costs incurred in the sale of products; (iv) the value of any write-offs of obsolete or damaged inventory that cannot be sold, and (v) minimum sale obligations. The Company acquired the rights to sell certain of its commercial products through license and assignment agreements with the original developers or other parties with interests in these products. These agreements require the Company to make payments under varying payment structures based on its net revenue from related products.

Shipping, Handling, and Freight

The Company includes the cost of shipping, handling, and freight associated with product sales as part of cost of product sales.

Amortization Expense

Amortization expense includes the amortization of the Company’s acquired intangible assets. There is no amortization expense included in cost of product sales or sales and marketing expense as all amortization expense is included within its own standalone line in the statement of net revenues and direct expenses.

Estimated Fair Value and Change in Fair Value of Contingent Consideration

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and commercial milestones and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

There is no change in fair value of contingent consideration included in cost of product sales or research and development costs as the change in fair value of contingent consideration is included within its own standalone line in operating expenses in the statement of net revenues and direct expenses.

Sales and Marketing Expense

Sales and Marketing Expense includes salaries and benefits of the sales department, all contract costs related to servicing the commercial operations of the Pediatric Portfolio that are not included in gross to net deductions as well as product liability insurance.

Stock-based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees,

Annex J-144

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

2. Significant Accounting Policies (cont.)

which service the commercial operations of the Pediatrics Product Portfolio, including employee stock options, and has been included in the statements of net revenues and direct operating expenses.

For stock options issued to employees servicing the operations of the Pediatrics Product Portfolio, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock.

For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

Accounting Policy Elections Related to Adoption of New Revenue Recognition Standard

The Company elected the following practical expedients in applying Topic 606 to its identified revenue streams:

•        Portfolio approach — contracts within each revenue stream have similar characteristics and the Company believes this approach would not differ materially than if applying Topic 606 to each individual contract.

•        Modified retrospective approach — the Company applied Topic 606 only to contracts with customers that were not completed at the date of initial application, January 1, 2018.

•        Significant financing component — the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•        Shipping and handling activities — the Company considers any shipping and handling costs that are incurred after the customer has obtained control of the product as a cost to fulfill a promise and will account for them as an expense.

•        Contract costs — the Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not incur costs to obtain a contract or costs to fulfill a contract that would result in the capitalization of contract costs. Specifically, internal sales commissions are costs to fulfill a contract and are expensed in the same period that revenue is recognized, which is typically within the same quarterly reporting period.

The Company has not made significant changes to the judgments made in applying ASU 2014-09, Revenue from Contracts with Customers (Topic 606) for the nine months ended September 30, 2018.

3. Fair Value Measurements

ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value standard also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

Annex J-145

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

3. Fair Value Measurements (cont.)

•        Level 2 — inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

For each of the fair value hierarchy levels required under ASC 820, the Company only has the Level 3 Liability, Contingent consideration, with a balance of $8,249,916 as of September 30, 2018, with amounts expected to be paid in the next twelve months of $1,099,848.

At September 30, 2018, the Company’s financial instruments included accrued liabilities, short term and long-term debt, and contingent consideration. The carrying amounts reported in the accompanying abbreviated financial statements for, accrued liabilities approximate their respective fair values because of the short-term nature of these accounts. The estimated fair value of the Company’s long-term debt of $15.4 million as of September 30, 2018 was based on current interest rates for similar types of borrowings and is in Level 2 of the fair value hierarchy.

Level 3 Valuation

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liabilities are remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

As part of the acquisition of Avadel’s pediatric products, the Company will pay a 15% annual royalty on net sales of the acquired Avadel pediatric products through February 2026 up to an aggregate amount of $12.5 million. The fair value of the future royalty is the expected future value of the contingent payments discounted to a present value. The estimated fair value of the royalty payments as of September 30, 2018 was $8.2 million. The significant assumptions used in estimating the fair value of the royalty payment as of September 30, 2018 include (i) the expected net sales of the acquired Avadel pediatric products that are subject to the 15% royalty based on the Company’s net sales forecast, and (ii) the risk-adjusted discount rate of 6.3%, which is comprised of the risk-free interest rate of 3.0% and a counter-party risk of 3.3%. The liability is reduced by periodic payments.

No other changes in valuation techniques or inputs occurred during the nine months ended September 30, 2018.

4. Inventory

Inventory consists of finished goods stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items.

Inventory consisted of the following as of September 30, 2018:

September 30, 2018
Finished goods	$827,313
Inventory reserve	(132,551)
Inventory, net	$694,762

Annex J-146

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

5. Intangible Assets

The changes in intangible assets for the nine months ended September 30, 2018 were as follows:

Balance at December 31, 2017	$10,377,792
Additions	16,453,000
Purchase price allocation measurement period adjustments	3,347,318
Amortization	(1,822,038)
Balance at September 30, 2018	$28,356,072

The following is a summary of intangible assets held by the Company at September 30, 2018:

	September 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount	Weighted-Average Remaining Life
					(in years)
Acquired Product Marketing Rights – Karbinal	$6,200,000	$(249,401)	$—	$5,950,599	9.375
Acquired Product Marketing Rights – Cefaclor	7,611,000	(692,211)	—	6,918,789	6.245
Acquired Product Marketing Rights – Aciphex	2,803,000	(177,494)	—	2,625,506	9.245
Acquired Developed Technology – Flexichamber	1,677,000	(103,580)	—	1,573,420	9.49
Acquired Product Marketing Rights – Metafolin	11,987,000	(699,242)		11,287,758	14.125
Total Intangible Assets	$30,278,000	$(1,921,928)	$—	$28,356,072

6. Accrued Liabilities

Accrued liabilities as of September 30, 2018 consisted of the following:

September 30, 2018
Sales returns and allowances	$1,876,641
Medicaid rebates	2,561,517
Make whole provision	305,990
Total accrued liabilities	$4,744,148

As part of the Aytu transaction, Aytu assumed certain of the Company’s existing liabilities including certain accrued liabilities primarily related to Medicaid rebates and sales returns. Aytu assumed the liability for Medicaid rebates arising out of the Pediatrics Product Portfolio sold prior to the closing date of November 1, 2019 up to $2.7 million. Additionally, Aytu assumed sales returns made related to the Pediatrics Product Portfolio after the closing date of November 1, 2019 only to the extent such post-Closing sales returns exceed $2.0 million and are less than $2.8 million (in other words, this amount will in no event be greater than $0.8 million). While Aytu will only assume a portion of the Sales return and allowance the full balance related to the Pediatrics Product Portfolio is presented herein. Aytu will assume liabilities associated with the minimum unit sales commitments specified in the Karbinal Agreement (see note 7) for $0.3 million.

Annex J-147

The Pediatrics Product Portfolio of Cerecor Inc.
Notes to Abbreviated Financial Statements

7. Agreements

Poly-Vi-Flor and Tri-Vi-Flor Related Contracts

Supply and License Agreement, effective December 1, 2014, by and between TRx (wholly-owned subsidiary of the Company) and Merck & Co. (“Merck”)

On December 1, 2014 TRx entered into a Supply and License Agreement with Merck. The initial term of the agreement expires on December 31, 2020, and the agreement will automatically continue for subsequent one-year terms thereafter until terminated in accordance with its terms. Pursuant to the agreement, Merck agrees to supply a specific compound called Metafolin® to TRx for use in dietary supplements within a defined market, and TRx agrees to purchase 100% of its Metafolin requirements from Merck. Under the agreement, TRx has an exclusive license under a number of U.S. and international patents, as well as related trade secrets, know-how and trademark rights, to make and sell TRx products positioned in the pediatric market (i.e., targeted for children 0-3 years of age) in the U.S. Under the agreement, TRx also has a non-exclusive license under the same intellectual property rights to make and sell TRx dietary supplement products within the U.S. outside of certain specified fields, including products containing Metafolin in combination with folic acid or any other folate, products positioned for type II diabetes, pharmaceutical drugs, and medical, fortified, and special dietary foods. TRx must pay Merck a royalty of two-percent (2%) of net sales from TRx products in the pediatric field that contain Metafolin. The royalty payment does not apply to net sales of TRx products marketed as pre-or postnatal vitamins. The royalty payment will continue to apply throughout the initial term and any automatic renewal periods. The minimum annual order quantity for the compound is 1kg. Payments of royalties are made by TRx within 45 days following the end of each calendar quarter.

Settlement and License Agreement, dated February 28, 2011, by and between TRx and Mead Johnson and Company LLC, as amended

TRx entered into a Settlement and License Agreement with Mead Johnson and Company LLC, and the parties subsequently entered into an amendment to such agreement on October 6, 2011. Pursuant to the agreement, Mead Johnson granted TRx an exclusive license to the “Poly-Vi-Flor” and “Tri-Vi-Flor” trademarks and agreed not to oppose TRx’s seeking the marks Poly-Vi-Flor and Tri-Vi-Flor in the United States and in any other countries where Mead Johnson does not have an active registration for such marks. As consideration for such licenses, TRx agreed to pay a royalty to Mead Johnson in the amount of 10% of net revenues received by TRx with respect to products sold under the Poly-Vi-Flor and Tri-Vi-Flor trademarks during the term of the agreement. The term of the agreement is indefinite and will continue unless terminated pursuant to the provisions of the agreement. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Redemption Agreement with Additional Poly-Vi-Flor Royalty Obligation

TRx and the Selling Members entered into an Agreement to Redeem Membership Interest on May 31, 2011 with a former Member, Presmar Associates, Inc. Pursuant to the agreement, TRx and the Selling Members agreed to pay to Presmar Associates a royalty payment of 5% of gross sales for Poly-Vi-Flor branded or authorized generic product and, upon the sale of the Poly-Vi-Flor trademark to a third party, to pay to Presmar Associates 5% of the cash proceeds from such sale transaction. Any future sale of the Poly-Vi-Flor trademark to a third party would require that 5% of the sale proceeds be paid to Presmar Associates. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Commercial, Supply, and Distribution Agreements

Acquired Product Marketing Rights — Karbinal

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”), under which the Company is granted the exclusive right to distribute and sell the product in the United States. The initial term of the Karbinal Agreement is 20 years. The Company will pay TRIS a royalty equal to 23.5% of net sales. Avadel has agreed to

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7. Agreements (cont.)

offset the 23.5% royalty payable by 8.5%, for a net royalty equal to 15%, in fiscal year 2018 and 2019 for net sales of Karbinal. The make-whole payment is capped at $750,000 each year. The Karbinal Agreement also contains minimum unit sales commitments, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year. The Karbinal Agreement also has multiple commercial milestone obligations that aggregate up to $3.0 million based on cumulative net sales, the first of which is triggered at $40.0 million.

Acquired Product Marketing Rights — AcipHex

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License and Assignment Agreement for AcipHex (“AcipHex Agreement”) between Eisai, Inc. and FSC Therapeutics, LLC dated June 2014 and the Supply Agreement between Eisai, Inc. and FSC Laboratories, Inc. dated June 2014. Per the AcipHex Agreement, the Company is granted the exclusive license to exploit the products in the territory (U.S.) and an exclusive license to use Eisai trademarks to sell the products. Eisai will manufacture and supply the requirements for supply of the products. The term of the AcipHex Agreement is perpetual unless terminated per the agreement. Eisai will receive (a) a royalty with respect to the sales of AcipHex equal to 15.0% of Net Sales. The royalties are payable until the first commercial sale of an unauthorized generic product in the territory or the date that is five years from the effective date of the agreement. A maximum $8.0 million of sales-based milestone payments is possible should AcipHex accumulated net sales exceed $50.0 million in any twelve-month period.

Acquired Product Marketing Rights — Cefaclor

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License, Supply and Distribution Agreement for Cefaclor between Yung Shin Pharm. Ind, Co., Ltd. and FSC Therapeutics, LLC dated March 2015 (“Cefaclor Agreement”). The initial term of the Cefaclor Agreement runs through December 31, 2024 and will automatically renew for additional, successive twelve-month periods unless terminated by either party. Yung Shin will receive a royalty equal to 15.0% of Net Sales of Cefaclor. A maximum $6.5 million of sales-based milestone payments is possible should Cefaclor accumulated net sales exceed $40.0 million in any twelve-month period.

8. Long Term Debt

The Company has an obligation to Deerfield (the “Deerfield Obligation”). Beginning in July 2018 through October 2020, the Company will pay a quarterly payment of $262,500 to Deerfield CSF, LLC. In January 2021, a balloon payment of $15,250,000 is due. As part of the sale of the Pediatrics Product Portfolio, the Deerfield Obligation was assumed by Aytu. The Deerfield Obligation was $15.4 million as of September 30, 2018, of which $1.1 million was payable within the next twelve months.

9. Stock-Based Compensation

2016 Equity Incentive Plan

On April 5, 2016, the Company’s board of directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) as the successor to the 2015 Omnibus Plan (the “2015 Plan”). The 2016 Plan was approved by the Company’s stockholders and became effective on May 18, 2016 (the “2016 Plan Effective Date”).

As of the 2016 Plan Effective Date, no additional grants will be made under the 2015 Plan or the 2011 Stock Incentive Plan (the “2011 Plan”), which was previously succeeded by the 2015 Plan effective October 13, 2015. Outstanding grants under the 2015 Plan and 2011 Plan will continue according to their terms as in effect under the applicable plan.

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9. Stock-Based Compensation (cont.)

Upon the 2016 Plan Effective Date, the 2016 Plan reserved and authorized up to 600,000 additional shares of common stock for issuance, as well as 464,476 unallocated shares remaining available for grant of new awards under the 2015 Plan. An Amended and Restated 2016 Equity Incentive Plan (the “2016 Amended Plan”) was approved by the Company’s stockholders in May 2018, which increased the share reserve by an additional 1.4 million shares. During the term of the 2016 Amended Plan, the share reserve will automatically increase on the first trading day in January of each calendar year, by an amount equal to 4% of the total number of outstanding shares of common stock of the Company on the last trading day in December of the prior calendar year. As of September 30, 2018, there were 730,067 shares available for future issuance under the 2016 Plan.

Option grants expire after ten years. Employee options typically vest over four years. For stock options granted to employees the estimated grant date fair market value of the Company’s stock-based awards is amortized ratably over the individuals’ service periods, which is the period in which the awards vest. Stock-based compensation expense includes expense related to stock options, and ESPP shares. The amount of stock-based compensation expense recognized was $97,328 for the nine months ended September 30, 2018 for employees directly related to the Pediatrics Product Portfolio.

Stock-based compensation assumptions

The following table shows the assumptions used to compute stock-based compensation expense for stock options granted to employees and members of the board of directors under the Black-Scholes valuation model for the nine months ended September 30, 2018:

Service-based options	Nine Months Ended September 30, 2018
Risk-free interest rate	2.53%	—	2.94%
Expected term of options (in years)	5.0	—	6.25
Expected stock price volatility	55%	—	65%
Expected annual dividend yield	0%	—	0%

The valuation assumptions were determined as follows:

•        Risk-free interest rate:    The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

•        Expected term of options:    Due to lack of sufficient historical data, the Company estimates the expected life of its stock options with service-based vesting granted to employees as the arithmetic average of the vesting term and the original contractual term of the option for service-based options.

•        Expected stock price volatility:    The Company estimated the expected volatility based on actual historical volatility of the stock price of other publicly-traded biotechnology companies engaged in lines of business that are the same or similar to the Company’s. The Company calculated the historical volatility of the selected companies by using daily closing prices over a period of the expected term of the associated award. The companies were selected based on their enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the associated award. A decrease in the selected volatility would decrease the fair value of the underlying instrument.

•        Expected annual dividend yield:    The Company estimated the expected dividend yield based on consideration of its historical dividend experience and future dividend expectations. The Company has not historically declared or paid dividends to stockholders. Moreover, it does not intend to pay dividends in the future, but instead expects to retain any earnings to invest in the continued growth of the business. Accordingly, the Company assumed and expected dividend yield of 0.0%.

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Notes to Abbreviated Financial Statements

9. Stock-Based Compensation (cont.)

Employee Stock Purchase Plan

On April 5, 2016, the Company’s board of directors approved the 2016 Employee Stock Purchase Plan (the “ESPP”). The ESPP was approved by the Company’s stockholders and became effective on May 18, 2016 (the “ESPP Effective Date”).

Under the ESPP, eligible employees can purchase common stock through accumulated payroll deductions at such times as are established by the administrator. The ESPP is administered by the compensation committee of the Company’s board of directors. Under the ESPP, eligible employees may purchase stock at 85% of the lower of the fair market value of a share of the Company’s common stock (i) on the first day of an offering period or (ii) on the purchase date. Eligible employees may contribute up to 15% of their earnings during the offering period. The Company’s board of directors may establish a maximum number of shares of the Company’s common stock that may be purchased by any participant, or all participants in the aggregate, during each offering or offering period. Under the ESPP, a participant may not accrue rights to purchase more than $25,000 of the fair market value of the Company’s common stock for each calendar year in which such right is outstanding.

Upon the ESPP Effective Date, the Company reserved and authorized up to 500,000 shares of common stock for issuance under the ESPP. On January 1 of each calendar year, the aggregate number of shares that may be issued under the ESPP shall automatically increase by a number equal to the lesser of (i) 1% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, and (ii) 500,000 shares of the Company’s common stock, or (iii) a number of shares of the Company’s common stock as determined by the Company’s board of directors or compensation committee. As of December 31, 2018, 783,983 shares remained available for issuance.

In accordance with the guidance in ASC 718-50, the ability to purchase shares of the Company’s common stock at the lower of the offering date price or the purchase date price represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, stock-based compensation expense is determined based on the option’s grant-date fair value and is recognized over the requisite service period of the option. The Company used the Black-Scholes valuation model and recognized stock-based compensation expense of $11,247 for the nine months ended September 30, 2018, for the Pediatrics Product Portfolio.

10. Commitments and Contingencies

Purchase Obligations

Karbinal Royalty Make-Whole Provision

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”). As part of this agreement, the Company has an annual minimum sales commitment, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year.

The Company paid $0.9 million in August 2018 to TRIS related to the make whole payment for the commercial year ended July 31, 2018. For the nine months ended September 30, 2018, the Company has accrued $0.3 million in accrued liabilities related to the Karbinal royalty make whole for the commercial year ending July 31, 2019. Make whole provision of $0.9 million has been recorded in cost of product sales for the nine months ended September 30, 2018. The future royalty make whole payments are unknown as the amount owed to TRIS is dependent on the number of units sold.

As a part of the sale of the Pediatric Portfolio to Aytu, the Company assigned all payment obligations, including the Make-Whole Payments, under the Karbinal Agreement (collectively, the “TRIS Obligations”) to Aytu.

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11. Subsequent Events

The Company has evaluated subsequent events through the date the Pediatrics Product Portfolio abbreviated financial statements were available to be issued or January 3, 2020. In addition to Purchase Agreement with Atyu the following subsequent events were identified.

On November 1, 2019, the Deerfield Contingent Consideration (see note 3) and Obligation (see note 8) was amended as part of the executed Consent and Limited Waiver Agreement. The agreement now requires a minimum monthly payment (Deerfield Contingent Consideration) that is the higher of $100,000 or 15% of net sales as opposed to previously only 15% of net sales, until the royalty payments reach the originally established maximum payout of $12.5 million. Furthermore, the Deerfield Obligation now requires monthly payments of $87,000 as opposed to quarterly payments of $263,000 through January 31, 2021. As part of the Aytu Purchase Agreement, Aytu assumed both the Deerfield Obligation and the Deerfield Contingent Consideration.

Amendment No.3 to Supply and Distribution Agreement for TRIS was executed on October 29, 2019. The amendment requires the purchase and transfer of the NDA for Karbinal™ ER for $250,000 to Cerecor. The $250,000 payment to Tris is to be split evenly between the Company and Aytu. As part of the Aytu Purchase Agreement, Aytu assumed the TRIS contract and AYTU will assume the Karbinal NDA upon transfer.

There were no other events in addition to those previously disclosed within the Notes above that require adjustments to or disclosure in the Company’s financial statements for the nine months ended September 30, 2019 and the year ended December 31, 2018.

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